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07024454

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Universal Energy Group Ltd.

*CURRENT ADDRESS 25 Sheppard Avenue West
Suite 1605
Toronto, Ontario
Canada M2N 6S6

PROCESSED
JUN 19 2007
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35092 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: lwtc

DAT : 6/14/07

NEWS RELEASE **DECEMBER 21, 2006**

Not for distribution to U.S. newswire services or for dissemination in the United States.

UNIVERSAL ENERGY GROUP LTD. FILES PRELIMINARY PROSPECTUS

Toronto, Ontario - Universal Energy Group Ltd. ("Universal Energy Group") is pleased to announce that it has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with a proposed initial public offering of its common shares. In connection with the closing of the offering, Universal Energy Group will acquire all of the issued and outstanding shares of Universal Energy Corporation ("Universal Energy") and Terra Grain Fuels Holdings Inc. ("Terra Grain Fuels").

Universal Energy sells electricity and natural gas in Ontario to residential, small to mid-size commercial and small industrial customers and sells natural gas in Michigan to small to mid-size commercial and small industrial customers.

Terra Grain Fuels is constructing an ethanol facility near Belle Plaine, Saskatchewan that is designed to produce approximately 150 million litres of ethanol annually. The facility is scheduled to commence operations by the end of 2007.

The underwriting syndicate for the offering is led by National Bank Financial Inc. and includes CIBC World Markets Inc., GMP Securities L.P. and HSBC Securities (Canada) Inc.

A copy of Universal Energy Group's preliminary prospectus is available on SEDAR (www.sedar.com).

The common shares offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Mark L. Silver
President, Electricity and Gas Marketing
Universal Energy Group Ltd.
marksilver@rogers.blackberry.net
(416) 918-3385

Tim J. LaFrance
President, Terra Grain Fuels
Universal Energy Group Ltd.
timl@terragrains.ca
(403) 262-8182

NEWS RELEASE **January 29, 2007**

Not for distribution to U.S. newswire services or for dissemination in the United States.

UNIVERSAL ENERGY GROUP LTD. FILES FINAL PROSPECTUS FOR $125 MILLION INITIAL PUBLIC OFFERING

Toronto, Ontario - Universal Energy Group Ltd. ("Universal Energy Group") is pleased to announce that it has filed a final prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with Universal Energy Group's initial public offering of its common shares. Universal Energy Group will issue 11,363,637 common shares at $11.00 per common share for gross proceeds of $125,000,007. Universal Energy Group has also granted the underwriters an option (exercisable within 30 days of closing) to purchase up to an additional 1,704,546 common shares at $11.00 per common share for additional gross proceeds of up to $18,750,006. Closing is scheduled for February 2, 2007. The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the common shares under the symbol "UEG", subject to Universal Energy Group satisfying the customary requirements of the TSX.

In connection with the closing of the offering, Universal Energy Group will acquire all of the issued and outstanding securities of Universal Energy Corporation ("Universal Energy") and Terra Grain Fuels Holdings Inc. ("Terra Grain Fuels"). Universal Energy sells electricity and natural gas in Ontario to residential, small to mid-size commercial and small industrial customers and sells natural gas in Michigan to small to mid-size commercial and small industrial customers. Terra Grain Fuels is constructing an ethanol facility near Belle Plaine, Saskatchewan that is designed to produce approximately 150 million litres of ethanol annually. The facility is scheduled to be commissioned and on production in late December 2007.

The underwriting syndicate for the offering is led by National Bank Financial Inc. and includes CIBC World Markets Inc., GMP Securities L.P. and HSBC Securities (Canada) Inc.

A copy of Universal Energy Group's final prospectus is available on SEDAR (www.sedar.com).

The common shares offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Mark L. Silver
President, Electricity and Gas Marketing
Universal Energy Group Ltd.
marksilver@rogers.blackberry.net
(416) 918-3385

Tim J. LaFrance
President, Terra Grain Fuels
Universal Energy Group Ltd.
timl@terragrains.ca
(403) 262-8182

NEWS RELEASE **February 2, 2007**

Not for distribution to U.S. newswire services or for dissemination in the United States.

UNIVERSAL ENERGY GROUP COMPLETES $125 MILLION INITIAL PUBLIC OFFERING

Toronto, Ontario - Universal Energy Group Ltd. ("Universal Energy Group") is pleased to announce the successful completion of its initial public offering. Universal Energy Group issued 11,363,637 common shares at $11.00 per share for gross proceeds of approximately $125 million. Universal Energy Group also granted the underwriters an option (exercisable within 30 days of closing) to purchase up to an additional 1,704,546 common shares at $11.00 per share for additional gross proceeds of up to approximately $18.75 million.

At closing, Universal Energy Group acquired all of the issued and outstanding securities of Universal Energy Corporation ("Universal Energy") and Terra Grain Fuels Inc. ("Terra Grain Fuels"). Universal Energy Group sells electricity and natural gas in Ontario (through its subsidiary Universal Energy) to residential, small to mid-size commercial and small industrial customers and sells natural gas in Michigan (through its subsidiary Universal Gas & Electric Corporation) to small to mid-size commercial and small industrial customers. In addition, Universal Energy Group (through its subsidiary Terra Grain Fuels) is constructing an ethanol facility near Belle Plaine, Saskatchewan that is designed to produce approximately 150 million litres of ethanol annually. The facility is scheduled to be commissioned and on production in late December 2007.

The underwriting syndicate for the offering was led by National Bank Financial Inc. and included CIBC World Markets Inc., GMP Securities L.P. and HSBC Securities (Canada) Inc.

Universal Energy Group's common shares are listed on the Toronto Stock Exchange under the symbol "UEG". Additional information about Universal Energy Group and this transaction is available on SEDAR (www.sedar.com).

The common shares offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Mark L. Silver
President, Electricity and Gas Marketing
Universal Energy Group Ltd.
masilver@universalenergy.ca
(416) 221-9066

Tim J. LaFrance
President, Terra Grain Fuels
Universal Energy Group Ltd.
timl@terragrains.ca
(403) 262-8182

NEWS RELEASE **FEBRUARY 2, 2007**

Not for distribution to U.S. newswire services or for dissemination in the United States.

MARK SILVER ACQUIRES INTEREST IN UNIVERSAL ENERGY GROUP LTD.

Toronto, Ontario – Mark L. Silver ("**Silver**") announces that in connection with the closing of the initial public offering (the "**Offering**") of common shares ("**Common Shares**") of Universal Energy Group Ltd. ("**UEGL**"), Silver acquired ownership of 60,404 Common Shares and acquired control over an additional 6,649,313 Common Shares (6,709,717 Common Shares owned or over which control is exercised, in aggregate). Mr. Silver is a director and the President, Electricity and Gas Marketing of UEGL.

On February 2, 2007, UEGL announced that it had completed an Offering of 11,363,637 Common Shares at a price of $11.00 per Common Share for gross proceeds of $125,000,007. On the same day, Shalcor Management Inc. ("**Shalcor**") (a corporation controlled by Silver) acquired ownership of 1,901,663 Common Shares, Silver acquired ownership of 60,404 Common Shares and Silver acquired voting control (but not registered or beneficial ownership) over 4,900,800 additional Common Shares (6,709,717 Common Shares owned or over which control is exercised, in aggregate). The Common Shares owned by Shalcor represent approximately 5.2% of the outstanding Common Shares, the Common Shares owned by Silver represent approximately 0.2% of the outstanding Common Shares, and the Common Shares over which Silver exercises voting control represent approximately 18.5% of the outstanding Common Shares (23.7% in aggregate).

Shalcor acquired the Common Shares from treasury pursuant to a private agreement as partial consideration for transferring its securities of Universal Energy Corporation ("**UEC**") to UEGL in connection with UEGL's purchase of all of the issued and outstanding securities of UEC. Silver acquired 42,223 Common Shares from treasury pursuant to a private agreement as partial consideration for transferring his securities of Terra Grain Fuels Inc. ("**TGF**") to UEGL in connection with UEGL's purchase of all of the issued and outstanding securities of TGF and 18,181 Common Shares from treasury pursuant to the Offering. UEGL acquired all of the issued and outstanding securities of UEC and TGF in connection with the closing of the Offering. Silver acquired voting control over Common Shares pursuant to a pooling agreement entered into in connection with the closing of the Offering and the aforementioned acquisitions. The Common Shares issued pursuant to the Offering and the Common Shares acquired by Shalcor and Silver, and over which Silver exercises voting control are listed on the Toronto Stock Exchange (the "**TSX**").

Each of Shalcor and Silver may in the future take such actions in respect of its holdings as it may deem appropriate in light of the circumstances then existing, including the purchase of additional Common Shares or other securities of UEGL through open market purchases or privately negotiated transactions, or the sale of all or a portion of its holdings in the open market or in privately negotiated transactions to one or more purchasers.

For further information, please contact:

Mark Silver
c/o 2500 Sheppard Avenue West, Suite 1600
Toronto, Ontario M2N 6S6
(416) 673-1162

NEWS RELEASE **FEBRUARY 2, 2007**

Not for distribution to U.S. newswire services or for dissemination in the United States.

GASCO HOLDINGS INC. AND ALTFUEL STRATEGIC INVESTMENTS LTD. ACQUIRE INTEREST IN UNIVERSAL ENERGY GROUP LTD.

Toronto, Ontario – Gasco Holdings Inc. ("**Gasco**") and Altfuel Strategic Investments Ltd. ("**Altfuel**") announce that in connection with the closing of the initial public offering (the "**Offering**") of common shares ("**Common Shares**") of Universal Energy Group Ltd. ("**UEGL**"), Gasco and Altfuel acquired ownership of 4,109,474 Common Shares and 2,329,372 Common Shares, respectively (6,438,846 Common Shares in aggregate). Gasco and Altfuel are both controlled by Gary J. Drummond ("**Drummond**"), a director and the Executive Chairman of UEGL.

On February 2, 2007, UEGL announced that it had completed the Offering of 11,363,637 Common Shares at a price of $11.00 per Common Share for gross proceeds of $125,000,007. On the same day, Gasco acquired ownership of 4,109,474 Common Shares and Altfuel acquired ownership of 2,329,372 Common Shares (6,438,846 Common Shares in aggregate). The Common Shares owned by Gasco represent approximately 11.3% of the outstanding Common Shares and the Common Shares owned by Altfuel represent approximately 6.4% of the outstanding Common Shares (17.7% in aggregate).

Gasco acquired the Common Shares from treasury pursuant to a private agreement as partial consideration for transferring its securities of Universal Energy Corporation ("**UEC**") to UEGL in connection with UEGL's purchase of all of the issued and outstanding securities of UEC. Altfuel acquired the Common Shares from treasury pursuant to a private agreement as partial consideration for transferring its securities of Terra Grain Fuels Inc. ("**TGF**") to UEGL in connection with UEGL's purchase of all of the issued and outstanding securities of TGF. UEGL acquired all of the issued and outstanding securities of UEC and TGF in connection with the closing of the Offering. The Common Shares issued pursuant to the Offering and the Common Shares acquired by Gasco and Altfuel are listed on the Toronto Stock Exchange (the "**TSX**").

Each of Gasco, Altfuel and Drummond may in the future take such actions in respect of its holdings as it may deem appropriate in light of the circumstances then existing, including the purchase of additional Common Shares or other securities of UEGL through open market purchases or privately negotiated transactions, or the sale of all or a portion of its holdings in the open market or in privately negotiated transactions to one or more purchasers.

For further information, please contact:

Gary Drummond
Suite A, 1st Floor
Christchurch, Barbados
(416) 673-1162

NEWS RELEASE **February 7, 2007**

Not for distribution to U.S. newswire services or for dissemination in the United States.

UNIVERSAL ENERGY GROUP ANNOUNCES EXERCISE OF THE FULL OVER-ALLOTMENT OPTION IN CONNECTION WITH ITS INITIAL PUBLIC OFFERING

Toronto, Ontario - Universal Energy Group Ltd. ("**Universal Energy Group**") is pleased to announce that the underwriters of its initial public offering have exercised in full their over-allotment option, resulting in the issue of an additional 1,704,546 common shares at $11.00 per share for gross proceeds of approximately $18.75 million.

Universal Energy Group acquired all of the issued and outstanding securities of Universal Energy Corporation ("**Universal Energy**") and Terra Grain Fuels Inc. ("**Terra Grain Fuels**") in connection with the closing of its initial public offering. The gross proceeds from the exercise of the over-allotment option were used to pay the deferred purchase price for the securities of Universal Energy and Terra Grain Fuels, resulting in a total purchase price of $111,250,006 in cash and 23,204,544 common shares.

The underwriting syndicate for Universal Energy Group's initial public offering was led by National Bank Financial Inc. and included CIBC World Markets Inc., GMP Securities L.P. and HSBC Securities (Canada) Inc.

Universal Energy Group's common shares are listed on the Toronto Stock Exchange under the symbol "UEG". Universal Energy Group now has 36,272,728 common shares outstanding. Universal Energy Group sells electricity and natural gas in Ontario (through its subsidiary Universal Energy) to residential, small to mid-size commercial and small industrial customers and sells natural gas in Michigan (through its subsidiary Universal Gas & Electric Corporation) to small to mid-size commercial and small industrial customers. In addition, Universal Energy Group (through its subsidiary Terra Grain Fuels) is constructing an ethanol facility near Belle Plaine, Saskatchewan that is designed to produce approximately 150 million litres of ethanol annually. The facility is scheduled to be commissioned and on production in late December 2007. Additional information about Universal Energy Group and this transaction is available on SEDAR (www.sedar.com).

The common shares offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Mark L. Silver
President, Electricity and Gas Marketing
Universal Energy Group Ltd.
masilver@universalenergy.ca
(416) 221-9066

Tim J. LaFrance
President, Terra Grain Fuels
Universal Energy Group Ltd.
timl@terragrains.ca
(403) 262-8182

NEWS RELEASE **February 14, 2007**

UNIVERSAL ENERGY GROUP RELEASES DECEMBER 31, 2006 FINANCIAL STATEMENTS

Toronto, Ontario - Universal Energy Group Ltd. ("Universal Energy Group") (TSX: UEG) is pleased to announce the release of its December 31, 2006 financial statements.

On February 2, 2007, Universal Energy Group completed its initial public offering ("IPO") of 11,363,637 common shares at $11.00 per share for gross proceeds of approximately $125 million, and on February 7, 2007, pursuant to the exercise in full by the underwriters of the IPO of their over-allotment option, issued an additional 1,704,546 common shares at $11.00 per share for gross proceeds of approximately $18.75 million. At closing of the IPO, Universal Energy Group acquired all of the issued and outstanding securities of Universal Energy Corporation and Terra Grain Fuels Inc.

Universal Energy Group was inactive prior to completing the IPO and accordingly, statements of operations and cash flows have not been presented as part of its interim financial statements. Universal Energy Group has also released the interim financial statements of Universal Energy Corporation, which reflect the pre-acquisition operating results of Universal Energy Corporation for the three months ended December 31, 2006. Readers are cautioned that the operating results of Universal Energy Corporation are not the results of Universal Energy Group.

Attached hereto are the financial statements of Universal Energy Group and Universal Energy Corporation.

Universal Energy Group's common shares are listed on the Toronto Stock Exchange under the symbol "UEG". Universal Energy Group sells electricity and natural gas in Ontario (through its subsidiary Universal Energy Corporation) to residential, small to mid-size commercial and small industrial customers and sells natural gas in Michigan (through its subsidiary Universal Gas & Electric Corporation) to small to mid-size commercial and small industrial customers. Universal Energy Group (through its subsidiary Terra Grain Fuels Inc.) is constructing an ethanol facility near Belle Plaine, Saskatchewan that is designed to produce approximately 150 million litres of ethanol annually. The facility is scheduled to be commissioned and in production in late December 2007. Additional information about Universal Energy Group is available on SEDAR (www.sedar.com).

For further information, please contact:

Mark L. Silver
President, Electricity and Gas Marketing
Universal Energy Group Ltd.
masilver@universalenergy.ca
(416) 221-9066

Tim J. LaFrance
President, Terra Grain Fuels
Universal Energy Group Ltd.
timl@terragrains.ca
(403) 262-8182

UNIVERSAL ENERGY
GROUP

Financial Statements

December 31, 2006

UNIVERSAL ENERGY
GROUP

Notice to Reader

The accompanying unaudited balance sheet of Universal Energy Group Ltd. as at December 31, 2006 has been prepared by management and approved by the Audit Committee and the Board of Directors of Universal.

Universal's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity's auditors.

Toronto, Canada
February 13. 2007

UNIVERSAL ENERGY GROUP LTD.

Balance Sheet
As at December 31, 2006

ASSETS

Cash		$	1

SHAREHOLDER'S EQUITY

Share Capital	Note 2	$	1

Subsequent events — Note 3

See accompanying notes to financial statements.

Approved on behalf of the Board:

(Signed) "Gary J. Drummond" Director (Signed) "Tim J. LaFrance" Director

Notes to the Financial Statements
December 31, 2006
(Unaudited)

1. **Organization**
Universal Energy Group Ltd. ("UEGL") was incorporated on November 1, 2006 under the Canada Business Corporations Act. UEGL was formed to participate in the retail natural gas and electricity industries and the ethanol industry.

2. **Share capital**
UEGL's authorized share capital is an unlimited number of Common Shares, and an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, issuable in series.

3. **Subsequent events**
On January 26, 2007, UEGL filed a prospectus relating to the initial public offering of its common shares. The closing date of this initial public offering was February 2, 2007 and UEGL received proceeds from the offering of $143,750,013 which includes the over allotment proceeds of $18,750,006 which was exercised on February 7, 2007.

On closing, UEGL purchased of all of the issued and outstanding Terra Grain Fuels Inc. ("TGF") Shares and TGF Notes for cash of $37,825,002 and 7,889,545 common shares of UEGL at $11.00 per share. Total aggregate consideration paid for the TGF Shares and TGF Notes amounted to $124,610,001.

Also, on closing, UEGL purchased all of the issued and outstanding Universal Energy Corporation ("Universal") Shares for cash of $73,425,004 and 15,314,999 common shares of UEGL at $11.00 per share. Total aggregate consideration paid for the Universal Shares amounted to $241,889,989.

The business combination will be accounted for as a reverse takeover of UEGL by Universal and the acquisition of TGF by Universal as follows:

(i) The acquisition of TGF by Universal recorded at the exchange amount of $124,610,001 which is the estimated fair value of the consideration given to acquire the TGF New Amalco Shares and TGF Amalco Notes. The purchase price less the cash portion thereof has been added to the capital stock of Universal. The preliminary allocation of the excess of fair value over net book value has been attributed to goodwill as follows:

	$
Net assets acquired:	
Net working capital	13,224,148
Property, plant and equipment	40,534,428
Goodwill	70,851,425
	124,610,001
Consideration:	
Cash	37,825,006
Issuance of 7,889,545 common shares at $11.00 per share	86,784,995
	124,610,001

No amortization expense related to property, plant and equipment was recorded as TGF Amalco is still in the start-up phase of its operations with the ethanol plant still under construction. The allocation of the

purchase price to the assets and liabilities of TGF Amalco will be finalized subsequent to the acquisition and accordingly may change.

(ii) The net equity of UEGL is effectively being exchanged for equity issued by Universal and accordingly represents an increase to Universal's share capital.

(iii) The payment to the Universal Existing Shareholders of $73,425,004 has been recorded as a deemed distribution and charged directly to the deficit.

In connection with the closing of the initial public offering, UEGL established an option plan, which is intended to aid in attracting, retaining and motivating the officers, directors, employees and other eligible service providers of UEGL and its subsidiaries. In addition, UEGL implemented a restricted share unit plan as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of UEGL and any subsidiary thereof who provide services to UEGL with the opportunity to acquire common shares of UEGL through an award of restricted share units.

UNIVERSAL ENERGY
CORPORATION

Consolidated Financial Statements

For the three months ended December 31, 2006

UNIVERSAL ENERGY CORPORATION

Consolidated Financial Statements
For the three months ended December 31, 2006

Table of Contents

UNIVERSAL ENERGY
CORPORATION

Notice to Reader

The accompanying unaudited interim financial statements of Universal Energy Corporation ("Universal") for the three months ended December 31, 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors of Universal.

Universal's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity's auditors.

Toronto, Canada
February 13, 2007

UNIVERSAL ENERGY CORPORATION

Consolidated Balance Sheet

		December 31 2006 (Unaudited) $	September 30 2006 (Audited) $
ASSETS			
Current Assets			
Cash	Note 6	1,170,269	2,974,924
Accounts receivable		21,596,519	17,351,498
Gas delivered in excess of consumption		12,682,727	7,649,476
Utility holdback	Note 7	4,073,609	1,262,551
Current portion of future taxes		11,183,593	5,555,693
		50,706,717	34,794,142
Future taxes		17,316,027	25,917,625
Property, plant and equipment	Note 8	1,597,104	1,518,829
		69,619,848	**62,230,596**
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	Note 10	9,555,302	6,734,363
Commodity trade financing	Note 10	3,812,796	5,779,353
Advances from shareholder	Note 10	1,500,000	-
Deferred gas revenues		16,240,154	10,931,434
Current portion of unrealized loss on swap contracts	Note 12	28,266,620	12,050,535
		59,374,872	35,495,685
Unrealized loss on swap contracts	Note 12	38,567,622	61,831,804
		97,942,494	**97,327,489**
SHAREHOLDERS' DEFICIENCY			
Share capital	Note 9	25,001,000	25,001,000
Deficit		(53,300,391)	(60,096,802)
Accumulated other comprehensive income/(loss)		(23,255)	(1,091)
		(28,322,646)	**(35,096,893)**
Commitments	Note 11		
Subsequent events	Note 15		
		69,619,848	**62,230,596**

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(Signed) "Gary J. Drummond" Director (Signed) "Tim J. LaFrance" Director

Consolidated Statement of Deficit

For the three months ended December 31

	2006 (Unaudited) $	2005 (Unaudited) $
Deficit, beginning of period	(60,096,802)	(395,462)
Net income/(loss) for the period	6,796,411	(8,887,821)
DEFICIT, END OF PERIOD	**(53,300,391)**	**(9,283,283)**

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income/(Loss)

For the three months ended December 31

	2006 (Unaudited) $	2005 (Unaudited) $
Net income/(loss) for the period	6,796,411	(8,887,821)
Other comprehensive income:		
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	(22,164)	6
Other comprehensive income/(loss)	(22,164)	6
Comprehensive income/(loss)	**6,774,247**	**(8,887,815)**
ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS), BEGINNING OF PERIOD	(1,091)	-
ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS), END OF PERIOD	**(23,255)**	**6**

See accompanying notes to consolidated financial statements.

UNIVERSAL ENERGY CORPORATION

Consolidated Statement of Operations

For the three months ended December 31

		2006 (Unaudited) $	2005 (Unaudited) $
REVENUE			
Gas		19,502,124	574,070
Electricity		27,068,833	805,881
		46,570,957	1,379,951
COST OF SALES			
Gas		14,809,515	630,896
Electricity		13,256,713	742,032
		28,066,228	1,372,928
GROSS MARGIN		18,504,729	7,023
EXPENSES			
Customer acquisition costs		3,453,447	2,735,700
General and administrative		3,099,881	1,323,551
Amortization of property, plant and equipment		91,964	21,970
		6,645,292	4,081,221
Income before other income/(expense)		11,859,437	(4,074,198)
OTHER INCOME/(EXPENSE)			
Realized loss on swap contracts	Note 12	(9,125,732)	(69,049)
Unrealized gain/(loss) on swap contracts	Note 12	7,048,097	(9,330,280)
		(2,077,635)	(9,399,329)
Income/(loss) before income tax		9,781,802	(13,473,527)
Income tax/(recovery)		2,985,391	(4,585,706)
NET INCOME/(LOSS) FOR THE PERIOD		**6,796,411**	**(8,887,821)**

See accompanying notes to consolidated financial statements.

UNIVERSAL ENERGY CORPORATION

Consolidated Statement of Cash Flows

For the three months ended December 31

	2006 (Unaudited) $	2005 (Unaudited) $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss) for the period	6,796,411	(8,887,821)
Items not affecting cash:		
Amortization	91,964	21,970
Unrealized loss/(gain) on swap contracts	(7,048,097)	9,330,280
Decrease/(increase) in future taxes	2,973,698	(4,585,706)
	(3,982,435)	4,766,544
Changes in non-cash working capital items:		
Accounts receivable	(4,245,021)	(984,018)
Gas delivered in excess of consumption	(5,033,251)	(332,569)
Deferred gas revenues	5,308,720	351,973
Utility holdback	(2,811,058)	-
Accounts payable and accrued liabilities	2,820,939	755,035
Cash used in operating activities	(1,145,695)	(4,330,856)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(170,239)	(101,487)
CASH FLOWS FROM FINANCING ACTIVITIES		
Commodity trade financing repayments	(1,966,557)	-
Advances from shareholders	1,500,000	3,723,894
Cash provided by/(used in) financing activities	(466,557)	3,723,894
Unrealized gain/(loss) on foreign exchange translation	(22,164)	6
NET DECREASE IN CASH	**(1,804,655)**	**(708,443)**
CASH, BEGINNING OF PERIOD	**2,974,924**	**1,701,634**
CASH, END OF PERIOD	**1,170,269**	**993,191**
Supplemental information - interest paid	**30,125**	**-**

See accompanying notes to consolidated financial statements.

1. Interim financial statements

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles applicable to interim consolidated financial statements. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore should be read in conjunction with Universal's annual consolidated financial statements for the year ended September 30, 2006. The significant accounting policies follow that of the most recently reported annual financial statements.

2. Organization

Universal Energy Corporation ("Universal") is incorporated under the laws of the Province of Ontario and is licensed by the Ontario Energy Board as an electricity retailer and natural gas marketer. Its wholly owned subsidiary, Universal Gas & Electric Corporation ("UGE"), is incorporated pursuant to the General Corporation Law of the State of Delaware. UGE is licensed as an alternative gas supplier by the Michigan Public Service Commission.

3. Operations

Universal sells price protected electricity and fixed price natural gas contracts to Ontario residential, small to mid-sized commercial and small industrial customers. Through its subsidiary, UGE, Universal sells fixed priced natural gas contracts to small to mid-sized commercial customers in Michigan.

Universal's customers reduce or eliminate their exposure to price volatility for electricity and natural gas by fixing their commodity cost under fixed price contracts for a period of up to five years. Universal's policy is to match the estimated commodity requirements of its customers by purchasing offsetting notional or physical volumes of electricity and natural gas at fixed prices for the term of its related customer contracts.

4. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include the accounts of Universal and its wholly owned subsidiary.

(b) Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In particular, valuation techniques such as those used in the preparation of fair values are significantly affected by the assumptions used and the amount and timing of estimates. The aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the supply contracts.

(c) Gas delivered in excess of consumption/Deferred gas revenues and Unbilled revenues/Gas under-delivered

Natural gas is delivered to local distribution companies ("LDCs") in equal monthly amounts. Natural gas delivered to LDCs in excess of consumption by customers is stated as an asset at the lower of cost and net

realizable value. Collections from LDCs in advance of customer consumption of natural gas result in a liability shown as deferred gas revenues.

Unbilled revenues result in an asset when customers consume more natural gas than has been delivered to LDCs and is stated at realizable value. Gas under-delivered represents Universal's obligation to the LDCs with respect to natural gas consumed by customers in excess of that delivered to the LDCs. Natural gas under-delivered is valued at the average cost of natural gas purchases made during the period in which the under-delivery occurs.

Due to the seasonality of operations, during the winter months, customers consume more natural gas than the amount of natural gas that Universal delivers to the LDCs, resulting in the recognition of unbilled revenues/gas under-delivered. However, in the summer months, customers consume less natural gas than Universal delivers to LDCs, resulting in the recognition of natural gas delivered in excess of consumption/deferred gas revenues.

(d) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets, as follows:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight line	Term of lease
Computer software	Straight line	5 years

In the year of acquisition, amortization is taken at one-half of the above rates.

The property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its fair value, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated. The assets and liabilities of a group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(e) Derivative instruments

Electricity

Universal has entered into contracts with customers to provide electricity at fixed prices ("customer electricity contracts"). The customer electricity contracts expose Universal to changes in market prices of electricity and consumption levels as Universal is obligated to pay the LDCs the floating rate for electricity supplied by the LDCs to Universal's customers. To reduce its exposure to changes in commodity prices arising from the acquisition of electricity at floating or indexed rates, Universal uses electricity derivative financial contracts ("electricity derivative contracts"). These electricity derivative contracts are fixed-for-floating swaps whereby Universal agrees with a counterparty to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity of electricity for a specified time frame. The cash flow from these contracts is expected to be effective in offsetting Universal's electricity price exposure and serves to fix Universal's acquisition cost of electricity to be delivered under the fixed price customer contracts.

Gas

Universal has entered into contracts with customers to provide natural gas at fixed prices ("customer gas contracts"). The customer natural gas contracts expose Universal to changes in market prices of natural gas and consumption levels. To reduce its exposure to changes in commodity prices, Universal purchases matching quantities of natural gas at fixed prices for equivalent terms to offset its delivery requirements under its customer contracts.

Realized and unrealized changes in the fair value of the electricity swaps, generally referred to as marked to market gains/(losses), have been recognized as other income/expense in the Consolidated Statement of Operations. The gas purchase contracts and the customer contracts have been accounted for as executory contracts.

(f) Revenue recognition

Universal delivers electricity and/or natural gas to end-use customers who have entered into long-term fixed price or price protected contracts. Universal recognizes revenue when the delivered electricity and/or natural gas is consumed by the end-use customer.

(g) Customer acquisition costs

Universal incurs commissions and other direct selling expenses to acquire customers. Commissions are charged to income in the period in which the customer is acquired. Other direct selling expenses are charged to income as incurred.

(h) Income taxes

Universal uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year of enactment or substantive enactment of such tax rates.

(i) Foreign currency translation

Universal's currency of measurement in its consolidated financial statements is the Canadian dollar. Its U.S. subsidiary is considered a self-sustaining foreign operation. Assets and liabilities are translated into the reporting currency at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated into the reporting currency at the average rates of exchange in effect for the period. Gains or losses on translation of UGE are deferred and reported as a separate component of equity.

5. Seasonality of operations

Universal's operations are seasonal. Natural gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in December through March and June through August and is lowest in April through May and September through November. The seasonality of natural gas customers' consumption does not create any variability in cash flows as Universal purchases for delivery to the utilities a pre-determined fixed amount of natural gas per month and receives payment for the delivered amount irrespective of actual customer consumption. Natural gas pools are rebalanced annually. The seasonality of customers' electricity consumption creates variability in monthly cash flow as electricity is consumed upon delivery and payments received from LDCs are based on consumption.

6. Cash

Included in cash is restricted cash of $303,608 representing rebate monies received from LDCs in Ontario as provided by the Independent Electricity System Operator. Universal is obligated to disburse the monies to eligible end-use customers in accordance with the applicable regulatory requirements.

7. Utility holdback

Universal's monthly remittance from the Michigan utilities is the lesser of 110% of the utilities' Gas Cost Recovery factor ("GCR") and Universal's contracted selling price to its customers. In the event that Universal's contracted selling price is greater than 110% of the GCR a holdback account for the differential will be maintained for Universal by the utility. Universal will receive a refund of the amount accumulated in the holdback account, without interest, to the end of the most recently completed program year.

8. Property, plant and equipment

December 31, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Computer hardware	542,446	134,718	407,728
Computer software	150,000	22,500	127,500
Furniture and fixtures	702,286	127,503	574,783
Office equipment	318,628	43,575	275,053
Leasehold improvements	247,703	35,663	212,040
	1,961,063	363,959	1,597,104

September 30, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Computer hardware	455,037	105,202	349,835
Computer software	150,000	15,000	135,000
Furniture and fixtures	676,396	97,933	578,463
Office equipment	273,624	30,283	243,341
Leasehold improvements	235,767	23,577	212,190
	1,790,824	271,995	1,518,829

9. Share capital

Universal's authorized share capital is an unlimited number of common shares and an unlimited number of Class A, Class B and Class C shares.

The issued share capital of Universal is as follows:

	December 31, 2006		September 30, 2006	
	Issued	$	Issued	$
Common shares	100,000	1,000	100,000	1,000
Class C voting shares	25,000,000	25,000,000	25,000,000	25,000,000
		$25,001,000		$25,001,000

Class C shares are redeemable at the option of Universal and are entitled to a non-cumulative dividend at the rate of 6% per annum. No dividends have been declared or paid on the shares since issuance. Class C shares are also subject to the shareholders' agreement dated July 14, 2005, as amended, and are subject to restrictions on transfers, redemption and retraction.

10. Related party transactions and balances

During the three months ended December 31, 2006 Universal entered into various transactions with related parties as follows:

(a) Sempra
Universal has entered into the following agreements with Sempra, a significant shareholder of the company:

i) Commodity trade financing
Sempra provides commodity trade financing to Universal. The commodity trade financing includes a facility of $5,000,000 for amounts deemed due for payment, which bears interest at LIBOR plus 2%. Interest paid during the period amounted to $25,191 (2005 - $Nil). The amount outstanding under this facility at December 31, 2006 is $3,812,796.

ii) Gas purchase agreement
Universal entered into the Gas Purchase Agreement with Sempra on July 14, 2005. Pursuant to the Gas Purchase Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of natural gas, subject to certain limited circumstances.

Universal's obligations to Sempra under the Gas Purchase Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Gas Purchase Agreement, and all excess amounts are then paid to Universal.

If Sempra defaults in its obligations to deliver natural gas to Universal, or if Universal defaults in its obligation to accept delivery of natural gas, subject to force majeure, the Gas Purchase Agreement contains provisions requiring the payment of various amounts by the non-performing party to the performing party.

During the three months ended December 31, 2006, Universal made natural gas purchases under the agreement totaling $19,727,511 (2005 - $957,278). Included in accounts payable at December 31, 2006 is the amount owing of $7,552,764.

iii) Electricity swap agreement
Universal entered into the Electricity Swap Agreement with Sempra on July 14, 2005. Pursuant to the Electricity Swap Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of Electricity Swaps.

Universal's obligations to Sempra under the Electricity Swap Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Electricity Swap Agreement, and all excess amounts are then paid to Universal.

Upon the occurrence of a Contract Termination Event, the non-defaulting party has the right to immediately, for so long as the Contract Termination Event is continuing: (a) suspend its performance under Electricity Swaps then outstanding; or (b) liquidate and terminate the Electricity Swaps then outstanding and accelerate the payment of any amounts due. Upon any such liquidation and termination, the non-defaulting party must calculate a net settlement amount in accordance with the formula contained in the Electricity Swap Agreement. The party with the net settlement amount payment obligation must pay such amount to the other party within one business day of receipt from the non-defaulting party of notice of such calculation.

During the three months ended December 31, 2006 Universal entered into electricity swap obligations under the agreement totaling $9,161,620 (2005 - $69,048).

(b) During the three months ended December 31, 2006 Universal incurred expenses amounting to $56,298 (2005 - $25,610) for direct mail marketing services to Market Connections Inc. in which certain shareholders hold an equity interest. Included in accounts payable at December 31, 2006 is an amount owing of $6,221.

(c) During the three months ended December 31, 2006 Universal paid $1,230,218 (2005 - $901,447) to shareholder-distributors for commissions and marketing fees which are included in customer acquisition costs. In addition, $39,000 was paid to a distributor to offset branch operating costs.

(d) During the three months ended December 31, 2006 Universal leased office space under a sub-lease arrangement with a company controlled by a shareholder of Universal and made payments for rent totaling $34,516 (2005 - $34,760).

(e) During the three months ended December 31, 2006 Universal received loans totaling $1,500,000 from a shareholder bearing interest at LIBOR plus 2%. Interest incurred during the period amounted to $4,934. These loans were repaid subsequent to December 31, 2006.

These transactions were conducted by Universal in the normal course of business on terms and rates similar to transactions negotiated with arm's length parties.

11. Commitments

(a) Universal's commitments for premises and vehicles under lease obligations for each of the next five years are as follows:

Year	Amount $
2007	704,331
2008	942,071
2009	767,542
2010	763,074
2011	627,971
Thereafter	160,698
	3,965,687

(b) Universal's commitments under long-term natural gas contracts with Sempra for each of the next five years are as follows:

Year	Amount $
2007	68,172,595
2008	99,946,329
2009	96,550,840
2010	82,512,517
2011	62,107,107
Thereafter	11,195,297
	420,484,685

The above commitments have been entered into to meet delivery requirements for currently enrolled and flowing natural gas customers under long-term natural gas supply contracts.

(c) Universal is also committed under long-term contracts with customers to supply electricity and natural gas. These contracts have various expiry dates and renewal options.

12. Financial instruments

(a) Fair value

Universal has a variety of electricity supply contracts that are considered derivative financial instruments. The fair value of derivative financial instruments is the estimated amount that Universal would pay or receive to dispose of these supply contracts in the market. Universal has estimated the value of these contracts using a discounted cash flow method which employs market forward curves.

At December 31, 2006, Universal had electricity fixed-for-floating swap contracts in Ontario which it has committed with the following terms:

Notional volumes	2.0 to 40.0 MW/h
Total remaining notional volume	6,217,798 MWh
Maturity dates	February 28, 2007 to December 31, 2011
Fixed price per MWh (in dollars)	$64.85 to $86.79
Fair value	$66,834,242 unfavorable
Remaining Notional value	$456,631,855

The realized loss on swap contracts of $9,125,732 represents the net settlement payments recognized in income on that portion of swap contracts that matured during the period.

	December 31, 2006 $	September 30, 2006 $
Current portion of unrealized loss on swap contracts	28,266,620	12,050,535
Unrealized loss on swap contracts	38,567,622	61,831,804
Total unrealized loss on swap contracts	66,834,242	73,882,339

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, and commodity trade financing approximate their fair values due to their short-term liquidity.

(b) Customer credit risk

In Ontario and Michigan, the LDCs provide collection services and assume the risk of any bad debts owing from Universal's customers. Therefore, Universal receives the collection of customer account balances directly from the LDCs. Management believes that the risk of the LDCs failing to deliver payment to Universal is minimal.

(c) Supplier risk

Universal purchases its natural gas delivered to its customers through long-term contracts entered into with its exclusive supplier, Sempra. It also enters into Electricity Swaps with Sempra to swap its floating rate payments to the electricity LDCs for a fixed rate. Universal has an exposure to supplier and counterparty risk as the ability to continue to deliver natural gas and fulfill its obligations to the electricity LDCs for electricity delivery to its customers is reliant upon the ongoing operations of Sempra and its ability to fulfill its contractual obligations. Based on Sempra's credit rating, management believes that the risk of Sempra being unable to deliver the contracted amounts of natural gas and fulfill the financial obligations under the Electricity Swaps is minimal.

(d) Foreign currency risk

Universal has an exposure to foreign currency exchange rates, as a result of its investment in its U.S. operations.

13. Reportable business segments

Universal operates in two reportable geographic segments, Canada and the United States. The Canadian operations include electricity and natural gas and the United States operations include natural gas. Universal evaluates segment performance based on gross margin.

The following table presents Universal's results from continuing operations by geographic segment for the three months ended December 31, 2006. No comparative information is provided for the three months ended December 31, 2005 as Universal did not commence operations in the United States until March 2006.

(Unaudited)	Canada $	United States $	Consolidated $
REVENUE			
Gas	9,740,290	9,761,834	19,502,124
Electricity	27,068,833	-	27,068,833
	36,809,123	9,761,834	46,570,957
COST OF SALES			
Gas	7,584,053	7,225,462	14,809,515
Electricity	13,256,713	-	13,256,713
	20,840,766	7,225,462	28,066,228
GROSS MARGIN	**15,968,357**	**2,536,372**	**18,504,729**
EXPENSES			
Customer acquisition costs	2,763,584	689,863	3,453,447
General and administrative	2,972,366	127,515	3,099,881
Amortization of property, plant and equipment	91,964	-	91,964
	5,827,914	817,378	6,645,292
Realized loss on swap contracts	(9,125,732)	-	(9,125,732)
Unrealized gain on swap contracts	7,048,097	-	7,048,097
Income before income taxes	8,062,808	1,718,994	9,781,802
Future tax recovery	2,383,708	601,683	2,985,391
NET INCOME FOR THE PERIOD	**5,679,100**	**1,117,311**	**6,796,411**
Property, plant and equipment	1,597,104	-	1,597,104
Total assets	53,486,806	16,133,042	69,619,848

14. Collection services agreements

Universal has entered into collection services agreements with various electricity and natural gas LDCs. Under these agreements, Universal has the right to settle on a net basis with the LDCs by offsetting amounts payable to the LDCs with amounts receivable from the LDCs.

15. Subsequent events

On January 26, 2007, Universal Energy Group Ltd. ("UEGL"), a corporation related to Universal, filed a prospectus relating to the initial public offering of its common shares. The closing date of this initial public offering was February 2, 2007 and UEGL received proceeds from the offering of $143,750,013 which includes the over allotment proceeds of $18,750,006 which was exercised on February 7, 2007.

On closing, UEGL purchased of all of the issued and outstanding Terra Grain Fuels Inc. ("TGF") New Amalco Shares and TGF Amalco Notes for cash of $37,825,002 and 7,889,545 common shares of UEGL at $11.00 per share. Total aggregate consideration paid for the TGF New Amalco Shares and TGF Amalco Notes amounted to $124,610,001.

Also, on closing, UEGL purchased all of the issued and outstanding Universal Shares for cash of $73,425,004 and 15,314,999 common shares of UEGL at $11.00 per share. Total aggregate consideration paid for the Universal Shares amounted to $241,889,989.

The business combination will be accounted for as a reverse takeover of UEGL by Universal and the acquisition of TGF by Universal as follows:

(i) The acquisition of TGF by Universal recorded at the exchange amount of $124,610,001 which is the estimated fair value of the consideration given to acquire the TGF New Amalco Shares and TGF Amalco Notes. The purchase price less the cash portion thereof has been added to the capital stock of Universal. The preliminary allocation of the excess of fair value over net book value has been attributed to goodwill as follows:

	$
Net assets acquired:	
Net working capital	13,224,148
Property, plant and equipment	40,534,428
Goodwill	70,851,425
	124,610,001
Consideration:	
Cash	37,825,006
Issuance of 7,889,545 common shares at $11.00 per share	86,784,995
	124,610,001

No amortization expense related to property, plant and equipment was recorded as TGF Amalco is still in the start-up phase of its operations with the ethanol plant still under construction. The allocation of the purchase price to the assets and liabilities of TGF Amalco will be finalized subsequent to the acquisition and accordingly may change.

(ii) The net equity of UEGL is effectively being exchanged for equity issued by Universal and accordingly represents an increase to Universal's share capital.

(iii) The payment to the Universal Existing Shareholders of $73,425,004 has been recorded as a deemed distribution and charged directly to the deficit.

In connection with the closing of the initial public offering, the Gas Purchase Agreement and the Electricity Swap Agreement have been amended and restated. The amended and restated agreements terminate on June 30, 2010. Among other things, the amended and restated agreements contain: margin requirements that commence two years following the closing date of the initial pubic offering; restrictions on the payments of dividends; and restrictions on the making of investments.

Also in connection with the closing of the initial public offering, (i) UGE and Sempra entered into an agreement pursuant to which Sempra will supply natural gas to UGE in connection with UGE's gas marketing business in Michigan (which will be on terms substantially the same as the amended and restated Gas Purchase Agreement between Universal and Sempra), and (ii) Universal will assign to UGE all of Universal's gas transactions under the Gas Purchase Agreement relating to UGE's gas marketing business in Michigan.

In connection with the closing of the initial public offering, UEGL established an option plan, which is intended to aid in attracting, retaining and motivating the officers, directors, employees and other eligible service providers of UEGL and its subsidiaries. In addition, UEGL implemented a restricted share unit plan as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of UEGL and any subsidiary thereof who provide services to UEGL with the opportunity to acquire common shares of UEGL through an award of restricted share units.

RECEIVED
2007 APR -5 P 1:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNIVERSAL ENERGY
GROUP

Financial Statements

December 31, 2006

UNIVERSAL ENERGY GROUP

Notice to Reader

The accompanying unaudited balance sheet of Universal Energy Group Ltd. as at December 31, 2006 has been prepared by management and approved by the Audit Committee and the Board of Directors of Universal.

Universal's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity's auditors.

Toronto, Canada
February 13, 2007

UNIVERSAL ENERGY GROUP LTD.

Balance Sheet
As at December 31, 2006

ASSETS

Cash		$	1

SHAREHOLDER'S EQUITY

Share Capital	Note 2	$	1

Subsequent events Note 3

See accompanying notes to financial statements.

Approved on behalf of the Board:

(Signed) "Gary J. Drummond" Director (Signed) "Tim J. LaFrance" Director

Notes to the Financial Statements
December 31, 2006
(Unaudited)

1. **Organization**
Universal Energy Group Ltd. ("UEGL") was incorporated on November 1, 2006 under the Canada Business Corporations Act. UEGL was formed to participate in the retail natural gas and electricity industries and the ethanol industry.

2. **Share capital**
UEGL's authorized share capital is an unlimited number of Common Shares, and an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, issuable in series.

3. **Subsequent events**
On January 26, 2007, UEGL filed a prospectus relating to the initial public offering of its common shares. The closing date of this initial public offering was February 2, 2007 and UEGL received proceeds from the offering of $143,750,013 which includes the over allotment proceeds of $18,750,006 which was exercised on February 7, 2007.

On closing, UEGL purchased of all of the issued and outstanding Terra Grain Fuels Inc. ("TGF") Shares and TGF Notes for cash of $37,825,002 and 7,889,545 common shares of UEGL at $11.00 per share. Total aggregate consideration paid for the TGF Shares and TGF Notes amounted to $124,610,001.

Also, on closing, UEGL purchased all of the issued and outstanding Universal Energy Corporation ("Universal") Shares for cash of $73,425,004 and 15,314,999 common shares of UEGL at $11.00 per share. Total aggregate consideration paid for the Universal Shares amounted to $241,889,989.

The business combination will be accounted for as a reverse takeover of UEGL by Universal and the acquisition of TGF by Universal as follows:

(i) The acquisition of TGF by Universal recorded at the exchange amount of $124,610,001 which is the estimated fair value of the consideration given to acquire the TGF New Amalco Shares and TGF Amalco Notes. The purchase price less the cash portion thereof has been added to the capital stock of Universal. The preliminary allocation of the excess of fair value over net book value has been attributed to goodwill as follows:

	$
Net assets acquired:	
Net working capital	13,224,148
Property, plant and equipment	40,534,428
Goodwill	70,851,425
	124,610,001
Consideration:	
Cash	37,825,006
Issuance of 7,889,545 common shares at $11.00 per share	86,784,995
	124,610,001

No amortization expense related to property, plant and equipment was recorded as TGF Amalco is still in the start-up phase of its operations with the ethanol plant still under construction. The allocation of the

purchase price to the assets and liabilities of TGF Amalco will be finalized subsequent to the acquisition and accordingly may change.

(ii) The net equity of UEGL is effectively being exchanged for equity issued by Universal and accordingly represents an increase to Universal's share capital.

(iii) The payment to the Universal Existing Shareholders of $73,425,004 has been recorded as a deemed distribution and charged directly to the deficit.

In connection with the closing of the initial public offering, UEGL established an option plan, which is intended to aid in attracting, retaining and motivating the officers, directors, employees and other eligible service providers of UEGL and its subsidiaries. In addition, UEGL implemented a restricted share unit plan as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of UEGL and any subsidiary thereof who provide services to UEGL with the opportunity to acquire common shares of UEGL through an award of restricted share units.

RECEIVED
2007 APR -5 P 1:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UNIVERSAL ENERGY
CORPORATION

Consolidated Financial Statements

For the three months ended December 31, 2006

UNIVERSAL ENERGY CORPORATION

Consolidated Financial Statements
For the three months ended December 31, 2006

Table of Contents

UNIVERSAL ENERGY
CORPORATION

Notice to Reader

The accompanying unaudited interim financial statements of Universal Energy Corporation ("Universal") for the three months ended December 31, 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors of Universal.

Universal's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity's auditors.

Toronto, Canada
February 13, 2007

UNIVERSAL ENERGY CORPORATION

Consolidated Balance Sheet

		December 31 2006 (Unaudited) $	September 30 2006 (Audited) $
ASSETS			
Current Assets			
Cash	Note 6	1,170,269	2,974,924
Accounts receivable		21,596,519	17,351,498
Gas delivered in excess of consumption		12,682,727	7,649,476
Utility holdback	Note 7	4,073,609	1,262,551
Current portion of future taxes		11,183,593	5,555,693
		50,706,717	34,794,142
Future taxes		17,316,027	25,917,625
Property, plant and equipment	Note 8	1,597,104	1,518,829
		69,619,848	**62,230,596**
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	Note 10	9,555,302	6,734,363
Commodity trade financing	Note 10	3,812,796	5,779,353
Advances from shareholder	Note 10	1,500,000	-
Deferred gas revenues		16,240,154	10,931,434
Current portion of unrealized loss on swap contracts	Note 12	28,266,620	12,050,535
		59,374,872	35,495,685
Unrealized loss on swap contracts	Note 12	38,567,622	61,831,804
		97,942,494	**97,327,489**
SHAREHOLDERS' DEFICIENCY			
Share capital	Note 9	25,001,000	25,001,000
Deficit		(53,300,391)	(60,096,802)
Accumulated other comprehensive income/(loss)		(23,255)	(1,091)
		(28,322,646)	**(35,096,893)**
Commitments	Note 11		
Subsequent events	Note 15		
		69,619,848	**62,230,596**

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(Signed) "Gary J. Drummond" Director (Signed) "Tim J. LaFrance" Director

Consolidated Statement of Deficit

For the three months ended December 31

	2006 (Unaudited) $	2005 (Unaudited) $
Deficit, beginning of period	(60,096,802)	(395,462)
Net income/(loss) for the period	6,796,411	(8,887,821)
DEFICIT, END OF PERIOD	**(53,300,391)**	**(9,283,283)**

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income/(Loss)

For the three months ended December 31

	2006 (Unaudited) $	2005 (Unaudited) $
Net income/(loss) for the period	6,796,411	(8,887,821)
Other comprehensive income:		
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	(22,164)	6
Other comprehensive income/(loss)	(22,164)	6
Comprehensive income/(loss)	**6,774,247**	**(8,887,815)**
ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS), BEGINNING OF PERIOD	(1,091)	-
ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS), END OF PERIOD	**(23,255)**	**6**

See accompanying notes to consolidated financial statements.

Consolidated Statement of Operations
For the three months ended December 31

		2006 (Unaudited) $	2005 (Unaudited) $
REVENUE			
Gas		19,502,124	574,070
Electricity		27,068,833	805,881
		46,570,957	1,379,951
COST OF SALES			
Gas		14,809,515	630,896
Electricity		13,256,713	742,032
		28,066,228	1,372,928
GROSS MARGIN		18,504,729	7,023
EXPENSES			
Customer acquisition costs		3,453,447	2,735,700
General and administrative		3,099,881	1,323,551
Amortization of property, plant and equipment		91,964	21,970
		6,645,292	4,081,221
Income before other income/(expense)		11,859,437	(4,074,198)
OTHER INCOME/(EXPENSE)			
Realized loss on swap contracts	Note 12	(9,125,732)	(69,049)
Unrealized gain/(loss) on swap contracts	Note 12	7,048,097	(9,330,280)
		(2,077,635)	(9,399,329)
Income/(loss) before income tax		9,781,802	(13,473,527)
Income tax/(recovery)		2,985,391	(4,585,706)
NET INCOME/(LOSS) FOR THE PERIOD		**6,796,411**	**(8,887,821)**

See accompanying notes to consolidated financial statements.

UNIVERSAL ENERGY CORPORATION

Consolidated Statement of Cash Flows

For the three months ended December 31

	2006 (Unaudited) $	2005 (Unaudited) $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss) for the period	6,796,411	(8,887,821)
Items not affecting cash:		
Amortization	91,964	21,970
Unrealized loss/(gain) on swap contracts	(7,048,097)	9,330,280
Decrease/(increase) in future taxes	2,973,698	(4,585,706)
	(3,982,435)	4,766,544
Changes in non-cash working capital items:		
Accounts receivable	(4,245,021)	(984,018)
Gas delivered in excess of consumption	(5,033,251)	(332,569)
Deferred gas revenues	5,308,720	351,973
Utility holdback	(2,811,058)	-
Accounts payable and accrued liabilities	2,820,939	755,035
Cash used in operating activities	(1,145,695)	(4,330,856)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(170,239)	(101,487)
CASH FLOWS FROM FINANCING ACTIVITIES		
Commodity trade financing repayments	(1,966,557)	-
Advances from shareholders	1,500,000	3,723,894
Cash provided by/(used in) financing activities	(466,557)	3,723,894
Unrealized gain/(loss) on foreign exchange translation	(22,164)	6
NET DECREASE IN CASH	**(1,804,655)**	**(708,443)**
CASH, BEGINNING OF PERIOD	**2,974,924**	**1,701,634**
CASH, END OF PERIOD	**1,170,269**	**993,191**
Supplemental information - interest paid	**30,125**	**-**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
For the three months ended December 31, 2006
(Unaudited - See Notice to Reader)

1. Interim financial statements
The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles applicable to interim consolidated financial statements. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore should be read in conjunction with Universal's annual consolidated financial statements for the year ended September 30, 2006. The significant accounting policies follow that of the most recently reported annual financial statements.

2. Organization
Universal Energy Corporation ("Universal") is incorporated under the laws of the Province of Ontario and is licensed by the Ontario Energy Board as an electricity retailer and natural gas marketer. Its wholly owned subsidiary, Universal Gas & Electric Corporation ("UGE"), is incorporated pursuant to the General Corporation Law of the State of Delaware. UGE is licensed as an alternative gas supplier by the Michigan Public Service Commission.

3. Operations
Universal sells price protected electricity and fixed price natural gas contracts to Ontario residential, small to mid-sized commercial and small industrial customers. Through its subsidiary, UGE, Universal sells fixed priced natural gas contracts to small to mid-sized commercial customers in Michigan.

Universal's customers reduce or eliminate their exposure to price volatility for electricity and natural gas by fixing their commodity cost under fixed price contracts for a period of up to five years. Universal's policy is to match the estimated commodity requirements of its customers by purchasing offsetting notional or physical volumes of electricity and natural gas at fixed prices for the term of its related customer contracts.

4. Summary of significant accounting policies

(a) Principles of consolidation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include the accounts of Universal and its wholly owned subsidiary.

(b) Use of estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In particular, valuation techniques such as those used in the preparation of fair values are significantly affected by the assumptions used and the amount and timing of estimates. The aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the supply contracts.

(c) Gas delivered in excess of consumption/Deferred gas revenues and Unbilled revenues/Gas under-delivered
Natural gas is delivered to local distribution companies ("LDCs") in equal monthly amounts. Natural gas delivered to LDCs in excess of consumption by customers is stated as an asset at the lower of cost and net

realizable value. Collections from LDCs in advance of customer consumption of natural gas result in a liability shown as deferred gas revenues.

Unbilled revenues result in an asset when customers consume more natural gas than has been delivered to LDCs and is stated at realizable value. Gas under-delivered represents Universal's obligation to the LDCs with respect to natural gas consumed by customers in excess of that delivered to the LDCs. Natural gas under-delivered is valued at the average cost of natural gas purchases made during the period in which the under-delivery occurs.

Due to the seasonality of operations, during the winter months, customers consume more natural gas than the amount of natural gas that Universal delivers to the LDCs, resulting in the recognition of unbilled revenues/gas under-delivered. However, in the summer months, customers consume less natural gas than Universal delivers to LDCs, resulting in the recognition of natural gas delivered in excess of consumption/deferred gas revenues.

(d) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets, as follows:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight line	Term of lease
Computer software	Straight line	5 years

In the year of acquisition, amortization is taken at one-half of the above rates.

The property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its fair value, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated. The assets and liabilities of a group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(e) Derivative instruments

Electricity

Universal has entered into contracts with customers to provide electricity at fixed prices ("customer electricity contracts"). The customer electricity contracts expose Universal to changes in market prices of electricity and consumption levels as Universal is obligated to pay the LDCs the floating rate for electricity supplied by the LDCs to Universal's customers. To reduce its exposure to changes in commodity prices arising from the acquisition of electricity at floating or indexed rates, Universal uses electricity derivative financial contracts ("electricity derivative contracts"). These electricity derivative contracts are fixed-for-floating swaps whereby Universal agrees with a counterparty to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity of electricity for a specified time frame. The cash flow from these contracts is expected to be effective in offsetting Universal's electricity price exposure and serves to fix Universal's acquisition cost of electricity to be delivered under the fixed price customer contracts.

Gas

Universal has entered into contracts with customers to provide natural gas at fixed prices ("customer gas contracts"). The customer natural gas contracts expose Universal to changes in market prices of natural gas and consumption levels. To reduce its exposure to changes in commodity prices, Universal purchases matching quantities of natural gas at fixed prices for equivalent terms to offset its delivery requirements under its customer contracts.

Realized and unrealized changes in the fair value of the electricity swaps, generally referred to as marked to market gains/(losses), have been recognized as other income/expense in the Consolidated Statement of Operations. The gas purchase contracts and the customer contracts have been accounted for as executory contracts.

(f) Revenue recognition

Universal delivers electricity and/or natural gas to end-use customers who have entered into long-term fixed price or price protected contracts. Universal recognizes revenue when the delivered electricity and/or natural gas is consumed by the end-use customer.

(g) Customer acquisition costs

Universal incurs commissions and other direct selling expenses to acquire customers. Commissions are charged to income in the period in which the customer is acquired. Other direct selling expenses are charged to income as incurred.

(h) Income taxes

Universal uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year of enactment or substantive enactment of such tax rates.

(i) Foreign currency translation

Universal's currency of measurement in its consolidated financial statements is the Canadian dollar. Its U.S. subsidiary is considered a self-sustaining foreign operation. Assets and liabilities are translated into the reporting currency at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated into the reporting currency at the average rates of exchange in effect for the period. Gains or losses on translation of UGE are deferred and reported as a separate component of equity.

5. Seasonality of operations

Universal's operations are seasonal. Natural gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in December through March and June through August and is lowest in April through May and September through November. The seasonality of natural gas customers' consumption does not create any variability in cash flows as Universal purchases for delivery to the utilities a pre-determined fixed amount of natural gas per month and receives payment for the delivered amount irrespective of actual customer consumption. Natural gas pools are rebalanced annually. The seasonality of customers' electricity consumption creates variability in monthly cash flow as electricity is consumed upon delivery and payments received from LDCs are based on consumption.

6. Cash

Included in cash is restricted cash of $303,608 representing rebate monies received from LDCs in Ontario as provided by the Independent Electricity System Operator. Universal is obligated to disburse the monies to eligible end-use customers in accordance with the applicable regulatory requirements.

7. Utility holdback

Universal's monthly remittance from the Michigan utilities is the lesser of 110% of the utilities' Gas Cost Recovery factor ("GCR") and Universal's contracted selling price to its customers. In the event that Universal's contracted selling price is greater than 110% of the GCR a holdback account for the differential will be maintained for Universal by the utility. Universal will receive a refund of the amount accumulated in the holdback account, without interest, to the end of the most recently completed program year.

8. Property, plant and equipment

December 31, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Computer hardware	542,446	134,718	407,728
Computer software	150,000	22,500	127,500
Furniture and fixtures	702,286	127,503	574,783
Office equipment	318,628	43,575	275,053
Leasehold improvements	247,703	35,663	212,040
	1,961,063	363,959	1,597,104

September 30, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Computer hardware	455,037	105,202	349,835
Computer software	150,000	15,000	135,000
Furniture and fixtures	676,396	97,933	578,463
Office equipment	273,624	30,283	243,341
Leasehold improvements	235,767	23,577	212,190
	1,790,824	271,995	1,518,829

9. Share capital

Universal's authorized share capital is an unlimited number of common shares and an unlimited number of Class A, Class B and Class C shares.

The issued share capital of Universal is as follows:

	December 31, 2006		September 30, 2006	
	Issued	$	Issued	$
Common shares	100,000	1,000	100,000	1,000
Class C voting shares	25,000,000	25,000,000	25,000,000	25,000,000
		$25,001,00		$25,001,00

Class C shares are redeemable at the option of Universal and are entitled to a non-cumulative dividend at the rate of 6% per annum. No dividends have been declared or paid on the shares since issuance. Class C shares are also subject to the shareholders' agreement dated July 14, 2005, as amended, and are subject to restrictions on transfers, redemption and retraction.

10. Related party transactions and balances

During the three months ended December 31, 2006 Universal entered into various transactions with related parties as follows:

(a) Sempra
Universal has entered into the following agreements with Sempra, a significant shareholder of the company:

i) Commodity trade financing
Sempra provides commodity trade financing to Universal. The commodity trade financing includes a facility of $5,000,000 for amounts deemed due for payment, which bears interest at LIBOR plus 2%. Interest paid during the period amounted to $25,191 (2005 - $Nil). The amount outstanding under this facility at December 31, 2006 is $3,812,796.

ii) Gas purchase agreement
Universal entered into the Gas Purchase Agreement with Sempra on July 14, 2005. Pursuant to the Gas Purchase Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of natural gas, subject to certain limited circumstances.

Universal's obligations to Sempra under the Gas Purchase Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Gas Purchase Agreement, and all excess amounts are then paid to Universal.

If Sempra defaults in its obligations to deliver natural gas to Universal, or if Universal defaults in its obligation to accept delivery of natural gas, subject to force majeure, the Gas Purchase Agreement contains provisions requiring the payment of various amounts by the non-performing party to the performing party.

During the three months ended December 31, 2006, Universal made natural gas purchases under the agreement totaling $19,727,511 (2005 - $957,278). Included in accounts payable at December 31, 2006 is the amount owing of $7,552,764.

iii) Electricity swap agreement
Universal entered into the Electricity Swap Agreement with Sempra on July 14, 2005. Pursuant to the Electricity Swap Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of Electricity Swaps.

Universal's obligations to Sempra under the Electricity Swap Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Electricity Swap Agreement, and all excess amounts are then paid to Universal.

Upon the occurrence of a Contract Termination Event, the non-defaulting party has the right to immediately, for so long as the Contract Termination Event is continuing: (a) suspend its performance under Electricity Swaps then outstanding; or (b) liquidate and terminate the Electricity Swaps then outstanding and accelerate the payment of any amounts due. Upon any such liquidation and termination, the non-defaulting party must calculate a net settlement amount in accordance with the formula contained in the Electricity Swap Agreement. The party with the net settlement amount payment obligation must pay such amount to the other party within one business day of receipt from the non-defaulting party of notice of such calculation.

During the three months ended December 31, 2006 Universal entered into electricity swap obligations under the agreement totaling $9,161,620 (2005 - $69,048).

(b) During the three months ended December 31, 2006 Universal incurred expenses amounting to $56,298 (2005 - $25,610) for direct mail marketing services to Market Connections Inc. in which certain shareholders hold an equity interest. Included in accounts payable at December 31, 2006 is an amount owing of $6,221.

(c) During the three months ended December 31, 2006 Universal paid $1,230,218 (2005 - $901,447) to shareholder-distributors for commissions and marketing fees which are included in customer acquisition costs. In addition, $39,000 was paid to a distributor to offset branch operating costs.

(d) During the three months ended December 31, 2006 Universal leased office space under a sub-lease arrangement with a company controlled by a shareholder of Universal and made payments for rent totaling $34,516 (2005 - $34,760).

(e) During the three months ended December 31, 2006 Universal received loans totaling $1,500,000 from a shareholder bearing interest at LIBOR plus 2%. Interest incurred during the period amounted to $4,934. These loans were repaid subsequent to December 31, 2006.

These transactions were conducted by Universal in the normal course of business on terms and rates similar to transactions negotiated with arm's length parties.

11. Commitments

(a) Universal's commitments for premises and vehicles under lease obligations for each of the next five years are as follows:

Year	Amount $
2007	704,331
2008	942,071
2009	767,542
2010	763,074
2011	627,971
Thereafter	160,698
	3,965,687

(b) Universal's commitments under long-term natural gas contracts with Sempra for each of the next five years are as follows:

Year	Amount $
2007	68,172,595
2008	99,946,329
2009	96,550,840
2010	82,512,517
2011	62,107,107
Thereafter	11,195,297
	420,484,685

The above commitments have been entered into to meet delivery requirements for currently enrolled and flowing natural gas customers under long-term natural gas supply contracts.

(c) Universal is also committed under long-term contracts with customers to supply electricity and natural gas. These contracts have various expiry dates and renewal options.

12. Financial instruments

(a) Fair value

Universal has a variety of electricity supply contracts that are considered derivative financial instruments. The fair value of derivative financial instruments is the estimated amount that Universal would pay or receive to dispose of these supply contracts in the market. Universal has estimated the value of these contracts using a discounted cash flow method which employs market forward curves.

At December 31, 2006, Universal had electricity fixed-for-floating swap contracts in Ontario which it has committed with the following terms:

Notional volumes	2.0 to 40.0 MW/h
Total remaining notional volume	6,217,798 MWh
Maturity dates	February 28, 2007 to December 31, 2011
Fixed price per MWh (in dollars)	$64.85 to $86.79
Fair value	$66,834,242 unfavorable
Remaining Notional value	$456,631,855

The realized loss on swap contracts of $9,125,732 represents the net settlement payments recognized in income on that portion of swap contracts that matured during the period.

	December 31, 2006 $	September 30, 2006 $
Current portion of unrealized loss on swap contracts	28,266,620	12,050,535
Unrealized loss on swap contracts	38,567,622	61,831,804
Total unrealized loss on swap contracts	66,834,242	73,882,339

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, and commodity trade financing approximate their fair values due to their short-term liquidity.

(b) Customer credit risk

In Ontario and Michigan, the LDCs provide collection services and assume the risk of any bad debts owing from Universal's customers. Therefore, Universal receives the collection of customer account balances directly from the LDCs. Management believes that the risk of the LDCs failing to deliver payment to Universal is minimal.

(c) Supplier risk

Universal purchases its natural gas delivered to its customers through long-term contracts entered into with its exclusive supplier, Sempra. It also enters into Electricity Swaps with Sempra to swap its floating rate payments to the electricity LDCs for a fixed rate. Universal has an exposure to supplier and counterparty risk as the ability to continue to deliver natural gas and fulfill its obligations to the electricity LDCs for electricity delivery to its customers is reliant upon the ongoing operations of Sempra and its ability to fulfill its contractual obligations. Based on Sempra's credit rating, management believes that the risk of Sempra being unable to deliver the contracted amounts of natural gas and fulfill the financial obligations under the Electricity Swaps is minimal.

(d) Foreign currency risk

Universal has an exposure to foreign currency exchange rates, as a result of its investment in its U.S. operations.

13. **Reportable business segments**

Universal operates in two reportable geographic segments, Canada and the United States. The Canadian operations include electricity and natural gas and the United States operations include natural gas. Universal evaluates segment performance based on gross margin.

The following table presents Universal's results from continuing operations by geographic segment for the three months ended December 31, 2006. No comparative information is provided for the three months ended December 31, 2005 as Universal did not commence operations in the United States until March 2006.

(Unaudited)	**Canada** $	**United States** $	**Consolidated** $
REVENUE			
Gas	9,740,290	9,761,834	19,502,124
Electricity	27,068,833	-	27,068,833
	36,809,123	9,761,834	46,570,957
COST OF SALES			
Gas	7,584,053	7,225,462	14,809,515
Electricity	13,256,713	-	13,256,713
	20,840,766	7,225,462	28,066,228
GROSS MARGIN	**15,968,357**	**2,536,372**	**18,504,729**
EXPENSES			
Customer acquisition costs	2,763,584	689,863	3,453,447
General and administrative	2,972,366	127,515	3,099,881
Amortization of property, plant and equipment	91,964	-	91,964
	5,827,914	817,378	6,645,292
Realized loss on swap contracts	(9,125,732)	-	(9,125,732)
Unrealized gain on swap contracts	7,048,097	-	7,048,097
Income before income taxes	8,062,808	1,718,994	9,781,802
Future tax recovery	2,383,708	601,683	2,985,391
NET INCOME FOR THE PERIOD	**5,679,100**	**1,117,311**	**6,796,411**
Property, plant and equipment	1,597,104	-	1,597,104
Total assets	53,486,806	16,133,042	69,619,848

14. **Collection services agreements**

Universal has entered into collection services agreements with various electricity and natural gas LDCs. Under these agreements, Universal has the right to settle on a net basis with the LDCs by offsetting amounts payable to the LDCs with amounts receivable from the LDCs.

15. Subsequent events

On January 26, 2007, Universal Energy Group Ltd. ("UEGL"), a corporation related to Universal, filed a prospectus relating to the initial public offering of its common shares.. The closing date of this initial public offering was February 2, 2007 and UEGL received proceeds from the offering of $143,750,013 which includes the over allotment proceeds of $18,750,006 which was exercised on February 7, 2007.

On closing, UEGL purchased of all of the issued and outstanding Terra Grain Fuels Inc. ("TGF") New Amalco Shares and TGF Amalco Notes for cash of $37;825,002 and 7,889,545 common shares of UEGL at $11.00 per share. Total aggregate consideration paid for the TGF New Amalco Shares and TGF Amalco Notes amounted to $124,610,001.

Also, on closing, UEGL purchased all of the issued and outstanding Universal Shares for cash of $73,425,004 and 15,314,999 common shares of UEGL at $11.00 per share. Total aggregate consideration paid for the Universal Shares amounted to $241,889,989.

The business combination will be accounted for as a reverse takeover of UEGL by Universal and the acquisition of TGF by Universal as follows:

(i) The acquisition of TGF by Universal recorded at the exchange amount of $124,610,001 which is the estimated fair value of the consideration given to acquire the TGF New Amalco Shares and TGF Amalco Notes. The purchase price less the cash portion thereof has been added to the capital stock of Universal. The preliminary allocation of the excess of fair value over net book value has been attributed to goodwill as follows:

	$
Net assets acquired:	
Net working capital	13,224,148
Property, plant and equipment	40,534,428
Goodwill	70,851,425
	124,610,001
Consideration:	
Cash	37,825,006
Issuance of 7,889,545 common shares at $11.00 per share	86,784,995
	124,610,001

No amortization expense related to property, plant and equipment was recorded as TGF Amalco is still in the start-up phase of its operations with the ethanol plant still under construction. The allocation of the purchase price to the assets and liabilities of TGF Amalco will be finalized subsequent to the acquisition and accordingly may change.

(ii) The net equity of UEGL is effectively being exchanged for equity issued by Universal and accordingly represents an increase to Universal's share capital.

(iii) The payment to the Universal Existing Shareholders of $73,425,004 has been recorded as a deemed distribution and charged directly to the deficit.

In connection with the closing of the initial public offering, the Gas Purchase Agreement and the Electricity Swap Agreement have been amended and restated. The amended and restated agreements terminate on June 30, 2010. Among other things, the amended and restated agreements contain: margin requirements that commence two years following the closing date of the initial pubic offering; restrictions on the payments of dividends; and restrictions on the making of investments.

Also in connection with the closing of the initial public offering, (i) UGE and Sempra entered into an agreement pursuant to which Sempra will supply natural gas to UGE in connection with UGE's gas marketing business in Michigan (which will be on terms substantially the same as the amended and restated Gas Purchase Agreement between Universal and Sempra), and (ii) Universal will assign to UGE all of Universal's gas transactions under the Gas Purchase Agreement relating to UGE's gas marketing business in Michigan.

In connection with the closing of the initial public offering, UEGL established an option plan, which is intended to aid in attracting, retaining and motivating the officers, directors, employees and other eligible service providers of UEGL and its subsidiaries. In addition, UEGL implemented a restricted share unit plan as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of UEGL and any subsidiary thereof who provide services to UEGL with the opportunity to acquire common shares of UEGL through an award of restricted share units.

RECEIVED
2007 APR -5 P 1:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Universal Energy Group Ltd.
Suite 1700, 25 Sheppard Avenue West
Toronto, Ontario M2N 6S6

2. **Date of Material Change:**

February 2, 2007 and February 7, 2007

3. **News Release:**

Press releases announcing the material changes were issued on February 2, 2007 and February 7, 2007 for Canada wide distribution through a recognized newswire service.

4. **Summary of Material Change:**

On February 2, 2007, Universal Energy Group Ltd. (the "**Corporation**") completed its initial public offering of common shares ("**Common Shares**") of the Corporation. The Corporation issued 11,363,637 Common Shares at $11.00 per share for gross proceeds of approximately $125 million. At closing, the Corporation also acquired all of the issued and outstanding securities of Universal Energy Corporation ("**UEC**") and Terra Grain Fuels Inc. ("**TGF**").

On February 7, 2007, the Corporation issued an additional 1,704,546 Common Shares at $11.00 per share for gross proceeds of approximately $18.75 million pursuant to the exercise by the underwriters of their over-allotment option.

5. **Full Description of Material Change:**

On February 2, 2007, the Corporation completed its initial public offering of Common Shares, pursuant to which the Corporation issued 11,363,637 Common Shares at $11.00 per share for gross proceeds of approximately $125 million. At closing, the Corporation also acquired all of the issued and outstanding securities of UEC and TGF.

On February 7, 2007, the underwriters of the initial public offering exercised in full their over-allotment option, resulting in the issuance of an additional 1,704,546 Common Shares at $11.00 per share for gross proceeds of approximately $18.75 million. The gross proceeds from the exercise of the over-allotment option were used to pay the deferred purchase price for the securities of UEC and TGF, resulting in a total purchase price of $111,250,006 in cash and 23,204,544 Common Shares.

The Corporation sells electricity and natural gas in Ontario (through its subsidiary UEC) to residential, small to mid-size commercial and small industrial customers and sells natural gas in Michigan (through its subsidiary Universal Gas & Electric Corporation) to small to mid-size commercial and small industrial customers. The Corporation (through its subsidiary TGF) is also constructing an ethanol facility near Belle Plaine, Saskatchewan that is designed to produce approximately 150 million litres of ethanol annually. The facility is scheduled to be commissioned and on production in late December 2007.

The Common Shares of the Corporation are listed on the Toronto Stock Exchange under the symbol "UEG".

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

Stephen Plummer, Chief Financial Officer of Universal Energy Group Ltd., may be reached by telephone at (416) 673-1160.

9. Date of Report:

February 12, 2007

ONTARIO SECURITIES COMMISSION FORM 41-501F4
NON-ISSUER FORM OF SUBMISSION TO JURISDICTION
AND APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

1. Name of issuer (the "Issuer"):

   Universal Energy Group Ltd.

2. Jurisdiction of incorporation of Issuer:

   Canada.

3. Address of principal place of business of Issuer:

   Suite 1700, 25 Sheppard Avenue West
   Toronto, Ontario M2N 6S6

4. Description of securities (the "Securities"):

   Common Shares.

5. Date of prospectus (the "Prospectus") under which the Securities are offered:

   January 26, 2007.

6. Name of person filing this form (the "Filing Person") and Filing Person's relationship to Issuer:

   Gary J. Drummond, Executive Chairman, Director and a Promoter of the Issuer.

7. Jurisdiction of incorporation of Filing Person, if applicable, or jurisdiction of residence of Filing Person:

   Nassau, Bahamas.

8. Address of principal place of business of Filing Person:

   #20 Harbour Breeze Condominiums
   Cloister Drive
   Paradise Island, Nassau, Bahamas

9. Name of agent for service of process (the "Agent"):

   MacLean Keith, Barristers & Solicitors.

10. Address for service of process of Agent in Canada (which address may be anywhere in Canada):

    2398 Scarth Street
    Regina, Saskatchewan S4P 2J7

11. The Filing Person designates and appoints the Agent at the address of the Agent stated above as the Filing Person's agent upon whom may be served a notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, or other

proceeding (a "Proceeding") arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and the Filing Person hereby irrevocably waives any right to raise as a defence in a Proceeding an alleged lack of jurisdiction to bring the Proceeding.

12. The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of (i) the courts and administrative tribunals of Ontario and (ii) an administrative proceeding in Ontario, in any Proceeding arising out of, related to or concerning or in any other manner connected with the distribution of the Securities made or purported to be made pursuant to the Prospectus.

13. Until six years after completion of the distribution of the Securities made under the prospectus, the Filing Person shall file a new Submission to Jurisdiction and Appointment of Agent for Service of Process in this form at least 30 days before termination, for any reason, of this Submission to Jurisdiction and Appointment of Agent for Service of Process.

14. Until six years after completion of the distribution of the Securities under the prospectus, the Filing Person shall file an amended Submission to Jurisdiction and Appointment of Agent for Service of Process at least 30 days before a change in the name or address of the Agent.

15. This Submission to Jurisdiction and Appointment of Agent for Service of Process shall be governed by and construed in accordance with the laws of the Province of Saskatchewan.

Dated: January 26, 2007

"Gary J. Drummond"
Gary J. Drummond

AGENT

The undersigned accepts the appointment as agent for service of process of Gary J. Drummond under the terms and conditions of the preceding Submission to Jurisdiction and Appointment of Agent for Service of Process.

Dated: January 26, 2007

MacLean Keith, Barristers & Solicitors

Per: *"Pat McDonald"*
Pat McDonald
Partner

ALTFUEL STRATEGIC INVESTMENTS LTD. AND VERTEX ENERGY LIMITED

as TGF Principal Shareholders

and

PRO-TEST ENERGY LTD., RICK FUNK, NED STUDER, GLENDA BOURK, J. DRUMMOND FARMS INC., RAYMOND VAN DE WOESTYNE, MORIN GROUP INC., PETER JELLEY, LEX MINERALS INC., TIM WICIJOWSKI, LARRY WRIGHT, RON NUGENT, 101072357 SASKATCHEWAN LTD., LOUIS DUFRESNE, JIM BAIRD, GRANATIER INVESTMENTS (HARVEY GRANATIER), MICHAEL LANIGAN, DAVE DUNN, JOHN RITCHIE, DAN MARCE, DGM BANK & TRUST INC., COURTLAND MANAGEMENT LTD., 1401993 ONTARIO LIMITED, MICHAEL SILVER, MORLEY SILVER, MIKE PILON, SHELDON FRIEDLAND, GEORGE KRIESER, POLAR MOUNTAIN CORP., PERRY WOLFMAN, LDL CORP., YEE ON INVESTMENT COMPANY LTD., OWEN MITCHELL, MARK SILVER, VAN DE HOLDING CO. LTD., KARAL MANAGEMENT LIMITED, G-5 MANAGEMENT LTD. AND SUNDOG SERVICES LTD.

as TGF Non-Principal Shareholders

and

TERRA GRAIN FUELS HOLDINGS INC.

and

TERRA GRAIN FUELS INC.

and

INVESTMENT SASKATCHEWAN INC., FCC VENTURES, A DIVISION OF FARM CREDIT CANADA, SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED), SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES), PRAIRIE VENTURES LIMITED PARTNERSHIP AND GOLDEN OPPORTUNITIES FUND INC.

and

SEMPRA ENERGY TRADING CORP.

and

UNIVERSAL ENERGY GROUP LTD.

as Purchaser

ACQUISITION AGREEMENT

February 1, 2007

G:\064009\0001\Material Contracts\Acquisition Agreement\Acquisition Agreement (terra) 11.doc

TABLE OF CONTENTS

Page

SCHEDULES

ACQUISITION AGREEMENT

Acquisition Agreement dated as of February 1, 2007 among (i) AltFuel Strategic Investments Ltd. and Vertex Energy Limited (each a "**TGF Principal Shareholder**" and, collectively the "**TGF Principal Shareholders**"), (ii) Pro-Test Energy Ltd., Rick Funk, Ned Studer, Glenda Bourk, J. Drummond Farms Inc., Raymond Van De Woestyne, Morin Group Inc., Peter Jelley, Lex Minerals Inc., Tim Wicijowski, Larry Wright, Ron Nugent, 101072357 Saskatchewan Ltd., Louis Dufresne, Jim Baird, Granatier Investments (Harvey Granatier), Michael Lanigan, Dave Dunn, John Ritchie, Dan Marce, DGM Bank & Trust Inc., Courtland Management Ltd., 1401993 Ontario Limited, Michael Silver, Morley Silver, Mike Pilon, Sheldon Friedland, George Krieser, Polar Mountain Corp., Perry Wolfman, LDL Corp., Yee On Investment Company Ltd., Owen Mitchell, Mark Silver, Van De Holding Co. Ltd., Karal Management Limited, G-5 Management Ltd. and Sundog Services Ltd. (each a "**TGF Non-Principal Shareholder**" and, collectively, the "**TGF Non-Principal Shareholders**"), (iii) Terra Grain Fuels Holdings Inc. ("**TGF**"), (iv) Terra Grain Fuels Inc. ("**TGF Opco**"), (v) Investment Saskatchewan Inc., FCC Ventures, A Division of Farm Credit Canada, Saskworks Venture Fund Inc. (Saskworks Diversified), Saskworks Venture Fund Inc. (Saskworks Resources), Prairie Ventures Limited Partnership and Golden Opportunities Fund Inc. (each a "**TGF Debentureholder**" and, collectively, the "**TGF Debentureholders**"), (vi) Sempra Energy Trading Corp. ("**Sempra**") and (vii) Universal Energy Group Ltd. (the "**Purchaser**").

The Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms.

In this Agreement, the following terms have the following meanings:

"**Accounts Receivable**" means all accounts receivable, notes receivable and other debts due or accruing due to either TGF or TGF Opco.

"**Additional Indemnitees**" means, with respect to any Person to which an indemnity is granted pursuant to Article 11, its Affiliates and the respective shareholders, directors, officers, servants, agents, advisors and employees of that Person and its Affiliates.

"**Affiliate**" has the same meaning as "affiliate" under the *Securities Act* (Ontario).

"**Aggregate Purchase Price**" has the meaning specified in Section 3.1.

"**Agreement**" means this acquisition agreement and all schedules and instruments in amendment or confirmation of it; and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Agreement.

"**Agreement Default**" means any misrepresentation or breach of warranty made by a Party, or the failure of a Party to perform or observe in any respect any of the covenants or agreements to be performed by such Party under this Agreement or any Ancillary Agreement.

"**Amalgamation**" means the amalgamation of TGF and TGF Opco to continue as TGF Amalco pursuant to Section 184(1) of the CBCA.

"**Ancillary Agreements**" means all agreements, certificates, documents and other instruments delivered or given pursuant to this Agreement.

"**applicable privacy laws**" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law (including the *Personal Information Protection Act* (Alberta) and the *Personal Information Protection Act* (B.C.)).

"**Assets**" means the assets, properties and rights beneficially owned by TGF and TGF Opco.

"**Auditor**" means KPMG LLP.

"**Authorization**" means, with respect to any Person, any order, permit, approval, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

"**Balance Sheet Date**" means September 30, 2006.

"**Belle Plaine Facility**" means the ethanol facility and related infrastructure and facilities that TGF and TGF Opco are constructing on the Belle Plaine Facility Location.

"**Belle Plaine Facility Location**" means the approximately 160 acres of land owned by TGF Opco and located in the rural municipality of Pense No. 160 near Belle Plaine, Saskatchewan and legally described as follows:

> Surface Parcel #102697072
> Reference Land Description: SE Sec 22 Twp 17 Rge 24 W2 Extension 0
> As described on Certificate of Title 00MJ08576A.

"**Best Efforts**" means the efforts that a prudent Person who desires to complete the transaction would use in similar circumstances to ensure that a closing occurs as expeditiously as possible without the necessity of assuming any material obligations or paying any material amounts to an unrelated third party.

"**Books and Records**" means all books of account, financial statements, tax records, audit working papers, general ledgers, personnel records, sales and purchase records, customer and supplier lists, lists of potential customers, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections and all other documents, files, correspondence, minute books and corporate records and other information (whether in written, printed, electronic or computer printout form) relating to TGF, TGF Opco and the Business.

"**Business**" means the ethanol business historically carried on by TGF, TGF Opco and their affiliates and to be carried on by TGF Amalco immediately following the Closing, as described in the Prospectus.

"**Business Day**" means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close in Toronto, Ontario and Regina, Saskatchewan.

"**CBCA**" means the *Canada Business Corporations Act*.

"**Closing**" means the completion of the transactions contemplated in this Agreement.

"**Closing Date**" means the date of closing of the Offering.

"**Closing Time**" means 8:00 a.m. (Toronto time), on the Closing Date, or such other time as the TGF Principal Shareholders and the Purchaser may agree in writing.

"**Construction Budget**" means the Schedule of Values attached as Appendix 2 to the EPC Contract specifying the aggregate cost and the cost of the various phases of the construction of Belle Plaine Facility.

"**Construction Schedule**" means the Contract Schedule attached as Appendix 8 to the EPC Contract specifying the anticipated completion of dates of the various phases of the construction of Belle Plaine Facility.

"**Contractor**" means EllisDon/VCM In Joint Venture, an unincorporated joint venture between Ellis Don Inc. and VCM Contractors & Engineers Ltd.

"**Contracts**" means all contracts, including leases of personal property, leases of vehicles, machinery and equipment, licences, software licences, undertakings, engagements or commitments of any nature, written or oral, to which either TGF or TGF Opco is entitled or is a party.

"**CRA**" means the Canada Revenue Agency.

"**Effective Time**" means the effective time of the closing of the Offering on the Closing Date.

"**Employees**" means all of the current, active (full-time and part-time) employees and independent contractors of TGF or TGF Opco.

"**Employee Plans**" means all employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, deferred compensation, profit sharing, termination, severance, change of control, pension, retirement, stock option, stock purchase, stock appreciation, phantom stock, savings, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former employees, officers or directors of either TGF or TGF Opco, or their respective dependents or beneficiaries, maintained, sponsored or funded by either TGF or TGF Opco, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered.

"**Environment**" means the environment or natural environment as defined in any Environmental Laws and includes air, surface water, ground water, land surface, soil and subsurface strata.

"**Environmental Approvals**" means permits, certificates, licences, authorizations, consents, agreements, instructions, directions, registrations or approvals required by a Governmental Entity pursuant to an Environmental Law with respect to the operation of the Business or relating to the Assets.

"**Environmental Laws**" means all applicable Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations, guidelines and policies issued pursuant to such Laws, agreements or statutory requirements.

"**EPC Contract**" means the EPC construction contract dated as of September 29, 2006 between TGF, the Contractor, VCM Contractors & Engineers Ltd. and EllisDon Inc., pursuant to which TGF retained the Contractor for the design, engineering, procurement, construction and commissioning of the Belle Plaine Facility.

"**Escrow Agent**" means Computershare Trust Company of Canada, in its capacity as escrow agent under the Escrow Agreement.

"**Escrow Agreement**" means the escrow agreement among each of the Vendors, the Purchaser, the vendors under the Universal Acquisition Agreement and the Escrow Agent in the form attached hereto as Schedule 9.8(i).

"**Exercise Amount**" has the meaning specified in Section 3.3(a).

"**Facilities Locations**" means Belle Plaine Facility Location and the Leased Property.

"**Financial Statements**" means the consolidated balance sheet of TGF at September 30, 2006 and the accompanying statements of earnings, retained earnings and cash flows for the period from incorporation on April 25, 2006 to September 30, 2006 and all notes thereto as audited by KPMG LLP.

"**First Note Purchase Price**" has the meaning specified in Section 3.1(a).

"**GAAP**" means at any time, accounting principles generally accepted in Canada including those set out in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

"**Governmental Entity**" means (i) any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of or in lieu of any of the above.

"**Hazardous Substance**" means any substance or material that is prohibited, controlled or regulated under any Environmental Laws including any sound, heat, vibration, radiation or other form of energy, contaminant, pollutant, dangerous substance, toxic substance, designated substance, controlled product, hazardous waste, subject waste, hazardous material, dangerous good or petroleum, its derivatives, by-products or other hydrocarbons.

"**Indemnified Losses**" means all losses, costs, damages, expenses, charges, fines, penalties, assessments, reassessments or other liabilities whatsoever, but does not include consequential, incidental, loss of profits or punitive losses, damages or claims.

"**Information Technology**" means all computer hardware, software (including source code and object code, documentation, interfaces and development tools), websites, databases, telecommunications equipment and facilities and other information technology systems owned, used, licensed or held by or pertaining to TGF or TGF Opco.

"**Intellectual Property**" means (i) any trade marks, trade names, business names, brand names, domain names, service marks, computer software, computer programs, copyrights, including any performing, author or moral rights, designs, inventions, patents, franchises, formulas, processes, know-how, technology and related goodwill, (ii) any applications, registrations, issued patents, continuations in part, divisional applications or analogous rights or licence rights therefor, and (iii) all other intellectual or industrial property.

"**Interim Period**" means the period between the close of business on the date of this Agreement and the Closing.

"**ITA**" means the *Income Tax Act* (Canada).

"**Laws**" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, ruling or awards, and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which the word is used.

"**Leased Property**" means the lands and premises listed and described in Schedule 5.1(w) by reference to their municipal address.

"**Lease**" means the lease with respect to the Leased Property described in Schedule 5.1(w).

"**Licence Agreement**" means the licence of technology agreement dated October 22, 2006 between Delta-T Corporation and TGF pursuant to which Delta-T Corporation granted TGF the right to use Delta-T Corporation's technology for the purposes of constructing, building and the ongoing operation of the Belle Plaine Facility and the repair, maintenance, optimization and enhancement of the Belle Plaine Facility.

"**Lien**" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature and will include any arrangement or condition which, in substance, secures payment or performance of an obligation.

"**Lock-Up Agreement**" means the undertaking from each of the Vendors and from each of the vendors under the Universal Acquisition Agreement to the Underwriters in the form attached hereto as Schedule 9.8(j).

"**Material Adverse Effect**" or "**Material Adverse Change**" means any effect or change on the Purchaser, TGF, TGF Opco or the Business, in each case taken as a whole, that is or is reasonably likely to be materially adverse to: (i) the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), prospects, cash flow, income, business or operations of the Purchaser, TGF, TGF Opco or the Business, in each case taken as a whole; or (ii) the ability of TGF Amalco to continue to conduct the Business following Closing substantially in the manner as currently conducted.

"**Material Authorizations**" has the meaning specified in Section 5.1(c).

"**Material Contracts**" means the contracts which are material to the Business and which are listed and described in Schedule 5.1(x).

"**Material Fact**" means, when used in relation to securities issued or proposed to be issued, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the securities.

"**Material Project Agreements**" means the EPC Contract and the Licence Agreement.

"**Misrepresentation**" means (i) an untrue statement of Material Fact, or (ii) an omission to state a Material Fact that is required to be stated, or (iii) an omission to state a Material Fact that is necessary to be stated in order for a statement not to be misleading.

"**MK**" means MacLean Keith, barristers and solicitors.

"**Non-Resident Vendor**" means the Persons listed on Schedule 3.6 as non-residents of Canada for the purposes of the ITA.

"**Notice of Claim**" means a notice by a Vendor or the Purchaser, as applicable of a claim for losses pursuant to Sections 11.1 or 11.2, as applicable, together with detailed particulars as to the nature and amount of the claim, the basis upon which it is sought and the provisions of this Agreement applicable to such claim.

"**Offering**" means the proposed initial public offering of common shares of the Purchaser as described in the Prospectus.

"**Offering Price**" has the meaning specified in the Prospectus.

"**Ordinary Course**" means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

"**Over Allotment Amount**" has the meaning specified in Section 3.3.

"**Over-Allotment Option**" has the meaning specified in the Prospectus.

"**Particular Vendor**" and "**Particular Vendors**" have the meaning specified in Section 8.2.

"**Parties**" means the Vendors, the Purchaser and TGF.

"**Permitted Liens**" means any one or more of the following:

(a) Liens for taxes, assessments or governmental charges or levies which are not delinquent and for which adequate reserves have been maintained in TGF's or TGF Opco's financial statements in accordance with GAAP;

(b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any Assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any licence, franchise, grant or permit of the Vendor, to terminate any such licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; and

(d) the rights of the relevant lessors provided under each of the Leases and the leases forming part of the Contracts in each case as permitted by applicable Law.

"**Person**" means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

"**Personal Information**" means information about an identifiable individual but excludes an individual's name, position name or title, business telephone number, business address, business e-mail, business fax

number and other similar business information collected, used or disclosed to contact an individual in their capacity as an official or employee of an organization.

"**Preliminary Transactions**" means the transactions described in Sections 2.1(a), 2.1(b), 2.2(a), 2.2(b) and 2.2(c).

"**Prime Rate**" means the annual rate of interest designated by the main branch in Toronto of the Toronto-Dominion Bank as its reference rate for Canadian dollar commercial loans made in Canada and which is announced by such bank as its prime rate.

"**Project**" means the development and construction of the Belle Plaine Facility.

"**Prospectus**" means the final prospectus to be filed with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the Offering.

"**Public Statement**" has the meaning specified in Section 15.3.

"**Purchase Price Share**" and "**Purchase Price Shares**" have the meaning specified in Section 3.2(b).

"**Purchased Entities**" means TGF, TGF Opco and, after the Amalgamation, TGF Amalco.

"**Purchased First Notes**" has the meaning specified in Section 2.2(d).

"**Purchased Second Notes**" has the meaning specified in Section 2.2(d).

"**Purchased Notes**" means the Purchased First Notes and the Purchased Second Notes.

"**Purchased Shares**" has the meaning specified in Section 2.2(d).

"**Purchased Shares Section 116 Withholding Amount**" in respect of a particular Non-Resident Vendor means 25% of the amount (if any) by which the Non-Resident Vendor's portion of the Share Purchase Price payable hereunder in respect of the Non-Resident Vendor's Purchased Shares exceeds the Section 116 Certificate Limit for the applicable Section 116 Certificate.

"**Purchaser**" has the meaning specified on the first page of this Agreement.

"**Related Party**" means, in reference to a Party: (a) its Affiliates; (b) its directors, officers and employees; (c) its Affiliates' directors, officers and employees, and (d) its representatives, agents, legal counsel, consultants and advisors; provided that prior to Closing, but not thereafter, the Purchased Entities' officers and directors will be Related Parties of the Vendor and after Closing, but not prior thereto, the Purchased Entities' officers and directors will be Related Parties of the Purchaser.

"**Release**" has the meaning prescribed in any Environmental Law and includes any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction.

"**Restricted Right**" means any Contract or Authorization which by its terms requires consent or approval of the other party or parties thereto or the issuer for completion of the transactions contemplated by this Agreement or in respect of which the completion of the transactions contemplated by this Agreement will increase the obligations or decrease the rights or entitlements of TGF or TGF Opco under such Contract or Governmental Authorization.

"**Required Consents**" means all consents, approvals or authorizations that are required to consummate the transactions contemplated by this Agreement, the execution of this Agreement, the Closing or the performance of any terms of this Agreement, including those set forth in Schedule 7.5, except those consents, approvals or authorizations, the absence of which, would not, individually or in the aggregate, have a Material Adverse Effect.

"**Second Note Purchase Price**" has the meaning specified in Section 3.1(b).

"**Section 116 Certificate**" means the certificate to be obtained in respect of a "non-resident" as more particularly described in Section 116 of the ITA.

"**Section 116 Certificate Limit**" means the certificate limit (as that term is used in subsection 116(2) of the ITA) as set forth in each Section 116 Certificate required with respect to the applicable Non-Resident Vendor's Purchased Shares or TGF Amalco Shares, as the case may be, provided however, that until the applicable Section 116 Certificate is delivered to the Purchaser, the Section 116 Certificate Limit for such Section 116 Certificate will be deemed to be zero.

"**Section 116 Remittance Date**" means the later of (i) the 27th day following the end of the calendar month in which the Closing Date occurs; and (ii) such later date, in lieu of the deadline specified in subsection 116(5) of the ITA, that CRA confirms in writing to the Purchaser, in form and substance acceptable to the Purchaser, acting reasonably, provided that a copy of such confirmation has been delivered to the Purchaser before the time described in (i) above.

"**Sempra**" has the meaning specified on the first page of this Agreement.

"**Sempra Subscription Price**" has the meaning specified in Section 2.2(a).

"**Sempra Subscription Shares**" has the meaning specified in Section 2.2(a).

"**Share Purchase Price**" has the meaning specified in Section 3.1(c).

"**Survival Period**" means:

(a) for the representations and warranties set forth in Sections 4.1(a), 4.1(b)(i), 4.1(e), 4.1(f), 4.1(g), 4.1(h)and 4.1(i), an indefinite period following the Closing Date;

(b) for the representation and warranty set forth in Section 5.2, a period of 3 years and 90 days following the Closing Date;

(c) for the representations and warranties set forth in Section 5.1(ll), a period ending on:

(i) the expiry of the reassessment period in respect of any taxation years, or similar reporting periods, of a Purchased Entity which end on or prior to the Closing Date without taking into account any extension to such periods resulting from any agreement, waiver, act or omission after Closing; or

(ii) if there is no such reassessment period, 2 years following the Closing Date; and

(d) for all other representations and warranties of the Vendors or the Purchaser set forth in this Agreement or in any Ancillary Agreement, a period of 2 years following the Closing Date.

"**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Entity, together with all interest and penalties in respect thereof.

"**Tax Returns**" includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes.

"**TGF**" has the meaning specified on the first page of this Agreement.

"**TGF Amalco**" means Terra Grain Fuels Inc., the corporation to result from the Amalgamation.

"**TGF Amalco First Note**" and "**TGF Amalco First Notes**" have the meaning specified in Section 2.2(c)(i).

"**TGF Amalco New Shares**" means the class E common shares of TGF Amalco created pursuant to the Preliminary Transaction referred to in Section 2.1(b).

"**TGF Amalco Second Note**" and "**TGF Amalco Second Notes**" have the meaning specified in Section 2.2(c)(ii).

"**TGF Amalco Shares**" means the common shares in the capital of TGF Amalco after the Amalgamation and prior to the completion of the Preliminary Transaction described in Section 2.2(c).

"**TGF Amalco Shares Section 116 Withholding Amount**" in respect of a particular Non-Resident Vendor means 25% of the amount (if any) by which the Non-Resident Vendor's portion of the total of the First Note Purchase Price, the Second Note Purchase Price and the Share Purchase Price exceed the Section 116 Certificate Limit for the applicable Section 116 Certificate.

"**TGF Debentureholder**" and "**TGF Debentureholders**" have the meaning specified on the first page of this Agreement.

"**TGF Intellectual Property**" means the Intellectual Property or Information Technology owned, used, licensed or held by or pertaining to TGF, TGF Opco, the Business or the Assets.

"**TGF Non-Principal Shareholder**" and "**TGF Non-Principal Shareholders**" have the meaning specified on the first page of this Agreement.

"**TGF Opco**" has the meaning specified on the first page of this Agreement.

"**TGF Opco Shares**" means all the issued and outstanding shares in the capital of TGF Opco.

"**TGF Opco USA**" means the unanimous shareholders' agreement dated August 25, 2006 among TGF, Investment Saskatchewan Inc., PFM Capital Inc., Saskworks Venture Fund Inc. (Saskworks Diversified), Saskworks Venture Fund Inc. (Saskworks Resources) and Prairie Ventures Fund Limited Partnership, as shareholders, and TGF Opco, as amended and supplemented.

"**TGF Principal Shareholder**" and "**TGF Principal Shareholders**" have the meaning specified on the first page of this Agreement.

"**TGF Shares**" means all the issued and outstanding shares in the capital of TGF.

"**TGF USA**" means the unanimous shareholders' agreement dated June 30, 2006 among TGF, the TGF Principal Shareholders, the TGF Non-Principal Shareholders and others, as amended and supplemented.

"**TGF Warrants**" means the 983,111 issued and outstanding warrants held by the TGF Debentureholders, which, upon the issue of the Sempra Subscription Shares, are exercisable to acquire an aggregate of 1,109,831 Class A common shares of TGF Opco.

"**Transaction**" means the transactions contemplated by this Agreement.

"**Transaction Costs**" means all expenses of or incidental to the Offering including, without limitation, listing fees, expenses payable in connection with the qualification of the common shares of the Purchaser for sale to the public, printing and translation, costs of the certificates, fees of the transfer agent and registrar, as the case may be, the fees and expenses of counsel for the Purchaser, all fees and expenses of local counsel, all fees and expenses of the Purchaser's auditors, all costs relating to information meetings and all costs incurred in connection with the preparation and printing of the Prospectus, the expenses of the Underwriters (to the extent payable by the Purchaser pursuant to the Underwriting Agreement (as that term is defined in the Prospectus)) and any other amounts payable to the Underwriters or any of them in connection with the Offering, the transactions contemplated by this Agreement and the Universal Acquisition Agreement.

"**Underwriters**" has the meaning specified in the Prospectus.

"**Universal**" means Universal Energy Corporation, a corporation incorporated under the laws of the Province of Ontario.

"**Universal Acquisition Agreement**" means the acquisition agreement dated as of February 1, 2007 among Gasco Holdings Inc., 1663749 Ontario Limited, UEC, Sempra, the Purchaser and others.

"**Vendors**" means the TGF Principal Shareholders, the TGF Non-Principal Shareholders, the TGF Debentureholders and Sempra and "**Vendor**" means any one of them.

"**Warrant Exercise Price**" has the meaning specified in Section 2.2(b)(i).

"**Warrant Exercise Shares**" has the meaning specified in Section 2.2(b).

"**Warranties**" means those warranties and guarantees which are or will be issued in connection with the Belle Plaine Facility, as contained in the Material Project Agreements and "**Warranty**" means any one of them.

1.2 Gender and Number.

Any reference in this Agreement or any Ancillary Agreement to gender includes all genders and words importing the singular number only will include the plural and vice versa.

1.3 Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4 Currency.

All references in this Agreement or any Ancillary Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

1.5 Certain Phrases, etc.

In this Agreement and any Ancillary Agreement (i) (y) the words "including" and "includes" mean "including (or includes) without limitation", and (z) the phrase "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.6 Knowledge.

Where any representation or warranty of a Vendor, the Vendors or TGF is expressly qualified by reference to knowledge or awareness (or similar qualification) it will be deemed to refer to the actual knowledge of such Vendor or Vendors or TGF (after reviewing all relevant records and making due inquires regarding the relevant matter of all relevant directors, officers and employees of such Party and, as applicable, the relevant senior managers of TGF and TGF Opco).

1.7 Accounting Terms.

All accounting terms not specifically defined in this Agreement will be interpreted in accordance with GAAP.

1.8 Incorporation of Schedules.

The schedules attached to this Agreement will, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2
PURCHASE AND SALE

2.1 Action by Parties - Pre-Closing.

Prior to the Closing, TGF, TGF Opco, the TGF Principal Shareholders and the TGF Non-Principal Shareholders, as applicable, will, as integral parts of the transactions contemplated hereby, cause the following to occur in the order listed:

(a) TGF, TGF Opco, the TGF Principal Shareholders and the TGF Non-Principal Shareholders, as the case may be, will enter into and complete, or cause to be entered into and completed, the Amalgamation, and cause a Certificate of Amalgamation in respect thereof to be issued by Industry Canada; and

(b) Each of the TGF Principal Shareholders and the TGF Non-Principal Shareholders will approve the special resolution of the shareholders of TGF Amalco in the form attached hereto as Schedule 2.1(b), and TGF Amalco and the TGF Principal Shareholders will immediately thereafter cause to be filed with Industry Canada Articles of Amendment under the CBCA with

respect thereto and cause a Certificate of Amendment in respect thereof to be issued by Industry Canada.

2.2 **Action by Parties - Closing.**

Subject to the terms and conditions of this Agreement, at the Closing Time, but effective as at the Effective Time, the following will occur in the order listed:

(a) Sempra will complete its subscription for and pay TGF Amalco in respect of, and TGF Amalco will issue to Sempra, 1,109,831 TGF Amalco Shares (the "**Sempra Subscription Shares**") at a price of $5.00 per TGF Amalco Share, for an aggregate subscription price of $5,549,155 (the "**Sempra Subscription Price**").

(b) Each of the TGF Debentureholders will exercise their respective TGF Warrants and pay to TGF Amalco the exercise prices in respect thereof and TGF Amalco will issue to the TGF Debentureholders the TGF Amalco Shares in respect thereof (collectively the "**Warrant Exercise Shares**"), being, for greater certainty:

(i) an aggregate 983,111 TGF Amalco Shares at an exercise price of $4.50 per TGF Amalco Share, for an aggregate exercise price of $4,424,000; and

(ii) an aggregate 126,720 TGF Amalco Shares at an exercise price of $5.00 per TGF Amalco Share, for an aggregate exercise price of $633,600 (together with the exercise price referred to in Section 2.2(b)(i), the "**Warrant Exercise Price**").

(c) Each of the Vendors will sell, assign and transfer to TGF Amalco and TGF Amalco will purchase from the Vendors the TGF Amalco Shares owned by the Vendors in consideration of:

(i) the issuance by TGF Amalco to each of the Vendors other than Peter Jelley of a non-interest bearing demand promissory note (each a "**TGF Amalco First Note**" and, collectively, the "**TGF Amalco First Notes**") each in the principal amount set forth opposite the name of the respective Vendors other than Peter Jelley in Schedule A, having an aggregate principal amount of $31,450,000, and in a form determined by the purchaser, acting reasonably;

(ii) the issuance by TGF Amalco to each of the Vendors other than Peter Jelley of a non-interest bearing demand promissory note (each a "**TGF Amalco Second Note**" and, collectively, the "**TGF Amalco Second Notes**") each in the principal amount set forth opposite the name of the respective Vendors other than Peter Jelley in Schedule A, having an aggregate principal amount of $6,375,002, and in a form determined by the purchaser, acting reasonably; and

(iii) the issuance by TGF Amalco to each of the Vendors of that number of TGF Amalco New Shares set forth opposite the name of the respective Vendors in Schedule A, aggregating 11,098,311 TGF Amalco New Shares.

(d) Each of the Vendors will sell, assign and transfer to the Purchaser, and the Purchaser will purchase and accept from each of the Vendors, the TGF Amalco First Notes, the TGF Amalco Second Notes and the TGF Amalco New Shares set forth opposite the name of each such Vendor in Schedule A, totalling $31,450,000 in principal amount of TGF Amalco First Notes (collectively, the "**Purchased First Notes**"), $6,375,002 in principal amount of TGF Amalco

Second Notes (collectively, the "**Purchased Second Notes**") and 11,098,311 TGF Amalco New Shares (collectively, the "**Purchased Shares**").

ARTICLE 3
PURCHASE PRICE

3.1 Purchase Price.

The aggregate purchase price (the "**Aggregate Purchase Price**") payable by the Purchaser to the Vendors for the Purchased Notes and the Purchased Shares will be $124,609,997, allocated as follows:

(a) the aggregate purchase price (the "**First Note Purchase Price**") payable by the Purchaser to the Vendors for the Purchased First Notes will be $31,450,000;

(b) the aggregate purchase price (the "**Second Note Purchase Price**") payable by the Purchaser to the Vendors for the Purchased Second Notes will be $6,375,002; and

(c) the aggregate purchase price (the "**Share Purchase Price**") payable by the Purchaser to the Vendors for the Purchased Shares will be $86,784,995.

3.2 Payment of the First Note Purchase Price and the Share Purchase Price.

(a) At the Closing, the First Note Purchase Price will be paid and satisfied by way of the Purchaser paying, or arranging for the payment of, by wire transfer to MK in trust on behalf of the Vendors, of the amounts set forth opposite the name of the respective Vendors set forth in Schedule A, aggregating $31,450,000.

(b) At the Closing, the Share Purchase Price will be paid and satisfied by way of the issuance by the Purchaser to each of the Vendors of that number of common shares of the Purchaser (each a "**Purchase Price Share**" and, collectively, the "**Purchase Price Shares**") set forth opposite the name of the respective Vendors in Schedule A, aggregating 7,889,545 Purchase Price Shares. The Vendors acknowledge and agree that such Purchase Price Shares will be:

(i) in the case of Vendors other than Non-Resident Vendors, delivered to the Escrow Agent and held in escrow pursuant to the terms of the Escrow Agreement; and

(ii) in the case of each of the Non-Resident Vendors, withheld by the Purchaser pursuant to Section 3.6(b). Upon completion of the dispositions, if any, of each such Non-Resident Vendor's withheld Purchase Price Shares pursuant to Section 3.6, the Purchaser will pay the balance, if any, of such Non-Resident Vendor's withheld Purchase Price Shares to the Escrow Agent to be held in escrow pursuant to the terms of the Escrow Agreement.

3.3 Payment of Second Note Purchase Price and Over Allotment Matters.

A further amount of $6,375,002 (the "**Over Allotment Amount**"), on account of the Second Note Purchase Price, will be payable by the Purchaser to the Vendors within 30 days after the Closing Time, paid and allocated as follows:

(a)

(i) to the extent that the Over-Allotment Option is exercised by the Underwriters, the Purchaser will, subject to Section 3.3(a)(ii), pay to MK in trust on behalf of the Vendors, in the relative proportions set forth in Schedule A, the cash proceeds received by the Purchaser on the exercise of the Over-Allotment Option by the Underwriters (the "**Exercise Amount**");

(ii) if a portion of the Exercise Amount would otherwise be payable by the Purchaser to Peter Jelley in cash pursuant to Section 3.3(a)(i), such amount will not be paid in cash to Peter Jelley but will be paid by the Purchaser to Peter Jelley in respect of the purchase of his respective Purchased Second Note hereunder, by way of the issuance to Peter Jelley of that number of common shares of the Purchaser calculated and delivered, *mutatis mutandis*, in the manner set forth in Section 3.3(b); and

(b) the Purchaser will issue to the Vendors, in the relative proportions set forth in Schedule A, that number of common shares of the Purchaser as is equal to (A) the Over Allotment Amount minus the Exercise Amount, divided by (B) the Offering Price. The Vendors acknowledge and agree that such common shares of the Purchaser will be delivered to the Escrow Agent and held in escrow pursuant to the terms of the Escrow Agreement.

For greater certainty, the Parties acknowledge and agree that all amounts payable by the Purchaser pursuant to this Section 3.3 will be in respect of the purchase of the Purchased Second Notes and payment of the Second Note Purchase Price.

3.4 No Effect on Other Rights.

The determination of each of the Note Purchase Price and the Share Purchase Price in accordance with the provisions of this Article 3 will not limit or affect any other rights or causes of action either the Purchaser or any of the Vendors may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

3.5 Tax Election.

(a) In respect of each of the Vendors that at any time hereafter delivers a duly completed Form T2057 and any documents required in support thereof, with respect to the purchase of the Purchased Shares hereunder, the Purchaser agrees to enter into a joint election with such Vendor pursuant to subsection 85(1) of the ITA in the prescribed form, at an agreed amount determined by such Vendor, provided such agreed amount is within the parameters set out in the ITA and provided further that such Vendor will bear full responsibility and liability for filing such joint election with the CRA, irrespective of whether such joint election is filed within or outside the time period prescribed under subsection 85(6) of the ITA.

(b) Each of the Vendors acknowledges and agrees that the Purchaser will have no responsibility or liability in respect of any assessment or reassessment which may arise as a result of an election made in accordance with the provisions hereof. Each of the Vendors further agrees that it will indemnify and save harmless, the Purchaser from and against any and all assessments, reassessments, penalties, losses and expenses incurred by the Purchaser as a result of the filing of any elections pursuant to this Section 3.5 with respect to such Vendor.

3.6 **Section 116 Matters – Purchased Shares.**

(a) **Delivery of the Section 116 Certificates.** Subject to this Section 3.6, each Non-Resident Vendor will take all reasonable steps to obtain and deliver a Section 116 Certificate to the Purchaser on or before the Closing Date.

(b) **Section 116 Withholding.** If either (i) a Section 116 Certificate specifying a Section 116 Certificate Limit in an amount that is not less than the portion of the Share Purchase Price payable hereunder in respect of the applicable Non-Resident Vendor's Purchased Shares or (ii) a Section 116 Certificate specifying a Section 116 Certificate Limit in an amount that is not less than the total of the Non-Resident Vendor's First Note Purchase Price, the Second Note Purchase Price and the Share Purchase Price, is not delivered to the Purchaser at or before the Closing, the Purchaser (on behalf of itself and TGF Amalco) will withhold the Purchase Price Shares that would have otherwise been delivered to the Non-Resident Vendor in payment of the Share Purchase Price otherwise payable hereunder to the Non-Resident Vendor at the Closing and such Purchase Price Shares will be held and disbursed by the Purchaser in accordance with the following provisions of this Section 3.6.

(c) **Section 116 Payments to the CRA.** If a Non-Resident Vendor's Purchase Price Shares are withheld under Section 3.6(b) and the Purchaser has received confirmation from the CRA that the CRA will issue a Section 116 Certificate to the applicable Non-Resident Vendor if an amount not exceeding the net amount for which the Non-Resident Vendor's Purchase Price Shares could be sold is received by the Receiver General of Canada before the Section 116 Remittance Date, which confirmation has been communicated to the Purchaser and is, in form and substance, acceptable to the Purchaser, acting reasonably, the Purchaser will then dispose of, in any manner it sees fit, a sufficient portion of such Non-Resident Vendor's Purchase Price Shares in order to pay that amount and pay that amount to the Receiver General of Canada solely for purposes of obtaining the applicable Section 116 Certificate and subject to the condition that any part of that amount not so applied and not returned by the Receiver General of Canada to the Purchaser will be applied to the Purchaser's remittance obligation under subsection 116(5) of the ITA. The Purchaser will make reasonable efforts to effect an arrangement with the CRA to make the payment described in this Section 3.6(c) and the Section 116 Certificate issuance to occur on a simultaneous basis.

(d) **Payments to Non-Residents.** If a Non-Resident Vendor's Purchase Price Shares are withheld under Section 3.6(b) and, before the Section 116 Remittance Date, the Non-Resident Vendor delivers to the Purchaser a Section 116 Certificate in respect of such Non-Resident Vendor's Purchased Shares and in respect of such Non-Resident Vendor's TGF Amalco Shares, both of which are satisfactory to the Purchaser, acting reasonably, the Purchaser will promptly deliver to such Non-Resident Vendor: (i) the Non-Resident Vendor's Purchase Price Shares if such Section 116 Certificates are issued pursuant to subsection 116(4) of the ITA; or (ii) where Section 3.6(c) does not apply, the Non-Resident Vendor's Purchase Price Shares less such number of the Non-Resident Vendor's Purchase Price Shares having an aggregate value, determined by the Purchaser, acting reasonably, equal to the aggregate of (x) the product of (A) the amount by which the portion of the Share Purchase Price payable hereunder in respect of the applicable Non-Resident Vendor's Purchased Shares exceeds the amount specified in such Non-Resident Vendor's Section 116 Certificate in respect of the Non-Resident Vendor's Purchased Shares as the Section 116 Certificate Limit or proceeds of disposition, and (B) 25%, and (y) the product of (A) the amount by which the Non-Resident Vendor's share of the total of the First Note Purchase Price, the Second Note Purchase Price and the Share Purchase Price exceeds the amount specified in such Non-Resident Vendor's Section 116 Certificate in respect of the Non-Resident Vendor's

TGF Amalco New Shares as the Section 116 Certificate Limit or proceeds of disposition, and (B) 25%, if either such Section 116 Certificate is issued pursuant to subsection 116(2) of the ITA.

(e) **Remittances to the CRA.** If the Purchaser has withheld a Non-Resident Vendor's Purchase Price Shares pursuant to Section 3.6(b) and a Non-Resident Vendor does not deliver to the Purchaser, (i) any Section 116 Certificate, or (ii) a Section 116 Certificate under subsection 116(2) or subsection 116(4) of the ITA in respect of both the Purchased Shares and the TGF Amalco Shares of the Non-Resident Vendor that (A) in the case of the Purchased Shares, specifics a Section 116 Certificate Limit or proceeds of disposition equal to or greater than the portion of the Share Purchase Price payable hereunder in respect of the applicable Non-Resident Vendor's Purchased Shares, (B) in the case of the TGF Amalco Shares, specifies a Section 116 Certificate Limit or proceeds of disposition equal to or greater than the total of the First Note Purchase Price, the Second Note Purchase Price and the Share Purchase Price, and (C) in both cases is otherwise satisfactory to the Purchaser, acting reasonably, the Purchaser will dispose of, in any manner it sees fit, a sufficient portion of such Non-Resident Vendor's Purchase Price Shares, in order to enable the Purchaser to remit to the Receiver General of Canada, on or before the Section 116 Remittance Date, the applicable Purchased Shares Section 116 Withholding Amount or TGF Amalco Shares Section 116 Withholding Amount, as the case may be, and the amount so remitted will be credited to the Purchaser as a payment to such Non-Resident on account of the Share Purchase Price.

(f) **Interest.** Concurrently with the payments pursuant to Section 3.6(d) or Section 3.6(e), if applicable, the Purchaser will pay to each applicable Non-Resident Vendor (on a pro rata basis) the interest, if any, earned on the proceeds, if any, arising on the disposition of the applicable Purchase Price Shares, while on deposit with the Purchaser to the date of that payment (less any Tax required to be withheld and remitted to a Governmental Entity).

(g) **Confirmations.** The Purchaser will provide each applicable Non-Resident Vendor with proof that the applicable Purchase Price Shares and the interest, if any, earned thereon while held by the Purchaser, have been disbursed by the Purchaser in accordance with the provisions of this Section 3.6.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDORS

4.1 Representations and Warranties of the Vendors.

Each of the Vendors severally (and not jointly or jointly and severally) represents and warrants as follows to the Purchaser and acknowledges and confirms that the Purchaser is relying upon the following representations and warranties in completing the transactions contemplated by this Agreement.

(a) **Existence and Qualification.** If the Vendor is a corporation, (i) it is duly organized and validly existing and in good standing with respect to the filing of annual returns under the Laws of its jurisdiction of incorporation, (ii) it has full power and authority to own its property, to carry on its business in each jurisdiction in which it operates, (iii) it has full power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party, and (iv) it is duly qualified, licensed or registered to carry on business in all jurisdictions where the nature of the property owned by it or the business carried on by it makes such qualification necessary, and has full legal right under the Laws of all such jurisdictions to own its property and to carry on the business carried on by it, except to the extent that failure to

be so qualified or to have any such right has not had or would not reasonably be expected to have a Material Adverse Effect.

(b) **Validity of Agreement.** The execution, delivery and performance by the Vendor of this Agreement and each of the Ancillary Agreements to which it is a party:

(i) if it is a corporation, have been duly authorized by all necessary corporate action on the part of it;

(ii) do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require any consent or approval under, result in a breach of, default under or a violation of, or conflict with, or allow any other Person to exercise any rights under, if it is a corporation, any of the terms or provisions of its constating documents or by-laws, or any material contracts or instruments to which it is a party or pursuant to which its respective Purchased Notes or its respective Purchased Shares may be affected, other than those consents or approvals which have been obtained or will be obtained by the Vendor on or prior to Closing;

(iii) will not result in the violation of any Law;

(iv) will not constitute a default under, or result in a violation of any judgment, order, writ, injunction or decree of any Governmental Entity to which such Vendor is subject; and

(v) will not result in any right of first refusal becoming effective or the imposition of a Lien on any of the TGF Shares, the Purchased Shares or the Purchased Notes.

(c) **Authorizations.** There is no requirement for or on the Vendor to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement.

(d) **Execution and Binding Obligation.** This Agreement and each of the Ancillary Agreements to which the Vendor is a party has been duly executed and delivered by it and constitutes legal, valid and binding obligations of it enforceable against it in accordance with their respective terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e) **TGF Shares.** The TGF Shares set forth opposite the name of the Vendor in Schedule A are all of the TGF Shares owned by the Vendor and the Vendor is the beneficial owner of record, with good and marketable title, of such TGF Shares, free and clear of all Liens other than restrictions on transfer in the articles and the TGF USA and there are no actions, suits, proceedings or claims pending or, to the knowledge of the Vendor, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto.

(f) **Purchased Shares.** The Purchased Shares set forth opposite the name of the Vendor in Schedule A will, immediately after the completion of the Preliminary Transactions, be all of the Purchased Shares owned by the Vendor. The percentage of Purchased Shares that will be owned by the Vendor immediately after the completion of the Preliminary Transactions is set out on Schedule A. Immediately after the completion of the Preliminary Transactions, the Vendor will

be the beneficial owner of record of such Purchased Shares, with good and marketable title thereto, free and clear of all Liens other than restrictions on transfer in the articles and the TGF USA and there are no actions, suits, proceedings or claims pending or, to the knowledge of the Vendor, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto. The Vendor has the exclusive right to dispose of such Purchased Shares as provided in this Agreement.

(g) **Purchased Notes.** The Purchased Notes set forth opposite the name of the Vendor in Schedule A will, immediately after the completion of the Preliminary Transactions, be all of the Purchased Notes owned by the Vendor. The percentage of Purchased Notes that will be owned by the Vendor immediately after the completion of the Preliminary Transactions is set out on Schedule A. Immediately after the completion of the Preliminary Transactions, the Vendor will be the beneficial owner of record of such Purchased Notes, with good and marketable title thereto, free and clear of all Liens and there are no actions, suits, proceedings or claims pending or, to the knowledge of the Vendor, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto. The Vendor has the exclusive right to dispose of such Purchased Notes as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any contract, charter or by-law provision, order, judgment, decree, licence, permit or Law, to which the Vendor is a party or subject or by which the Vendor is bound or affected.

(h) **Pre-Emptive Rights - Shares.** Except pursuant to this Agreement and the TGF USA (it being acknowledged that the reference herein to the TGF USA is subject to Section 9.10), no Person has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Vendor of any of the TGF Shares or Purchased Shares set forth opposite the name of the Vendor in Schedule A or any interest therein.

(i) **Pre-Emptive Rights – Purchased Notes.** No Person has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Vendor of any of its respective Purchased Notes set forth opposite the name of the Vendor in Schedule A or any interest therein.

(j) **Residence of the Vendor.** Unless it is a Non-Resident Vendor, the Vendor is not a non-resident of Canada within the meaning of the ITA.

(k) **No Finder's Fee.** The Vendor has not taken, and it agrees that it will not take, any action that would cause the Purchaser or any of its affiliates to become liable for any claim or demand for a brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby, other than with respect to any underwriter's fees as described in the Prospectus.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE TGF PRINCIPAL SHAREHOLDERS AND TGF

5.1 Representations and Warranties of the TGF Principal Shareholders and TGF.

Each of the TGF Principal Shareholders and TGF severally (and not jointly or jointly and severally) represents and warrants as follows to the Purchaser and acknowledges and confirms that the Purchaser is relying upon the representations and warranties in completing the transactions contemplated by this Agreement.

Corporate Matters

(a) **Existence and Qualification.** Each of TGF and TGF Opco is a corporation duly organized and validly existing and in good standing with respect to the filing of annual returns under the Laws of the federal jurisdiction of Canada, being its jurisdiction of incorporation. Each of TGF and TGF Opco has full power and authority to own its property, to carry on its business in each jurisdiction in which it operates and, in the case of TGF, to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. Each of TGF and TGF Opco is duly qualified, licensed or registered to carry on business in all jurisdictions where the nature of the property owned by it or the business carried on by it makes such qualification necessary, and has full legal right under the Laws of all such jurisdictions to own its property and to carry on the business carried on by it, except to the extent that failure to be so qualified or to have any such right has not had or would not reasonably be expected to have a Material Adverse Effect.

(b) **Validity of Agreement.** The execution, delivery and performance by TGF of this Agreement and each of the Ancillary Agreements to which it is a party:

(i) have been duly authorized by all necessary corporate action on the part of it;

(ii) do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require any consent or approval under, result in a breach of, default under or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of its constating documents or by-laws or any material contracts or instruments to which it is a party or pursuant to which any of the Assets or the Business may be affected, other than those consents or approvals which have been obtained or will be obtained by TGF on or prior to Closing;

(iii) will not result in the violation of any Law;

(iv) will not result in a breach of, or cause the termination or revocation of, any Authorization held by TGF or TGF Opco or necessary to the ownership of the Assets or the operation of the Business;

(v) will not result in the termination or amendment of any Material Contract;

(vi) will not constitute a default under, or result in a violation of any judgment, order, writ, injunction or decree of any Governmental Entity; and

(vii) will not result in any right of termination or first refusal becoming effective or the imposition of a Lien, other than Permitted Liens, on any of the Assets.

(c) **Authorizations.** There is no requirement for or on TGF or TGF Opco to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity or Person as a condition to the lawful completion of the transactions contemplated by this Agreement, except for the filings, notifications and Authorizations indicated as such and described in Schedule 5.1(c). TGF and TGF Opco own, hold, possess and lawfully use in the operation of the Business all Authorizations that are, in any manner, necessary for it to conduct the Business as presently or previously conducted or for the ownership and use of the Assets in compliance with all applicable Laws except for failures to do so which individually or in the aggregate would not have a Material Adverse Effect (the "**Material Authorizations**"). All Material Authorizations are listed in Schedule 5.1(c). Each Material Authorization is valid, subsisting and in good standing and TGF and TGF Opco are in compliance with all terms, conditions and expectations of each such Material Authorization and no act, condition or event has occurred which would constitute a default under any such Material Authorization, or which would permit (whether immediately or with the giving of notice or the lapse of time or both) the Governmental Entity or Person issuing or granting such Authorization to terminate, or vary adversely the terms conditions or expectations of, or exercise any right or remedy under, or impose any penalty with respect to, any such Material Authorization and none of the same contains any term, provision, condition or limitation which be reasonably likely to have a Material Adverse Effect or materially adversely restrict the construction or operation of the Belle Plaine Facility, and, to the knowledge of the TGF Principal Shareholders or TGF, no proceeding is pending or threatened to revoke or limit any Material Authorization. To the knowledge of the TGF Principal Shareholders or TGF, there are no grounds that would justify any Governmental Entity or Person amending, suspending, cancelling, revoking or invalidating any such Authorizations or would justify any charge, administrative or monetary penalty, order or other proceeding against either of TGF or TGF Opco or the Business.

(d) **Execution and Binding Obligation.** This Agreement and each of the Ancillary Agreements to which TGF or TGF Opco is a party has been duly executed and delivered by it and constitutes legal, valid and binding obligations of it enforceable against it in accordance with their respective terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e) **Restrictive Covenants.** Neither TGF nor TGF Opco is a party to or bound or affected by or subject to any contract, agreement, undertaking, commitment, charter or by-law, Law or Governmental Authorization (other than a contract, agreement, undertaking or commitment entered into pursuant to Article 8 of this Agreement or which would not have a Material Adverse Effect):

(i) limiting the freedom of either TGF or TGF Opco to (A) compete in any line of business or any geographic area, (B) acquire goods or services, (C) sell goods or services to any customer or potential customer, or (D) transfer or move any of its assets or operations;

(ii) that would be violated, breached by, or under which default would occur or a Lien would, or with notice or the passage of time would, be created, or in respect of which the obligations of TGF or TGF Opco will increase or the rights or entitlements of TGF or TGF Opco will decrease or any obligation on the part of TGF or TGF Opco to give notice

to any Governmental Entity will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any Ancillary Agreement, except for such violations, breaches, defaults, Liens, increases in obligations or decreases in rights or entitlements or obligations to give notice which do not have a Material Adverse Effect; or

(iii) which has a Material Adverse Effect.

Capitalization

(f) **Authorized and Issued TGF Shares.** The authorized capital of TGF is an unlimited number of class A common voting shares, an unlimited number of class B common non-voting shares, an unlimited number of class C redeemable preferred non-voting shares and an unlimited number of class D redeemable retractable preferred non-voting shares and the issued and outstanding TGF Shares are as set forth in Schedule A, and all of the TGF Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule.

(g) **Authorized and Issued TGF Opco Shares.** The authorized capital of TGF Opco is an unlimited number of class A common voting shares, an unlimited number of class B common non-voting shares, an unlimited number of class C redeemable preferred non-voting shares and an unlimited number of class D redeemable retractable preferred non-voting sharesand the issued and outstanding TGF Opco Shares are as follows:

shareholder	number and class of shares
TGF	8,878,649 class A common voting

and all of the TGF Opco Shares set forth above as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth above.

(h) **Authorized and Issued TGF Amalco Shares.** Immediately after the completion of the Preliminary Transactions, the authorized capital of TGF Amalco will be an unlimited number of class A common voting shares, an unlimited number of class B common non-voting shares, an unlimited number of class C redeemable preferred non-voting shares and an unlimited number of class D redeemable retractable preferred non-voting shares and the issued and outstanding shares in the capital of TGF Amalco will be as set forth in Schedule A, and all of the shares in the capital set forth therein as issued will be duly and validly issued and will be fully paid and non-assessable and registered as set forth in such Schedule.

(i) **Pre-Emptive Rights.** Except pursuant to this Agreement and as set forth in the description of the Preliminary Transactions in Section 2.2, no Person has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of TGF or TGF Opco or, after the completion of the Preliminary Transactions, TGF Amalco.

(j) **No Restrictions on Transfer.** There are no restrictions in either the constating documents or the by-laws of TGF, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of TGF Shares, the TGF

Amalco Shares or the TGF Amalco New Shares from the Vendors to the Purchaser, other than the consent of the directors of TGF Amalco, and which will not have been complied with at Closing.

General Matters Relating to the Business

(k) **Conduct of Business in Ordinary Course.** Since the Balance Sheet Date the Business has been carried on in the Ordinary Course and in compliance, in all material respects, with all applicable Laws, and, except for those matters of the following types which would not have a Material Adverse Effect, neither TGF nor TGF Opco has:

(i) experienced any change in its financial condition, operations or prospects other than changes in the Ordinary Course, none of which has had a Material Adverse Effect

(ii) incurred or assumed or paid or discharged any material obligation or material liability (direct or contingent), except for current obligations and liabilities incurred in the ordinary and normal course of business;

(iii) except in the Ordinary Course, made any material wage or salary increases or paid any bonus or other amounts in respect of the Employees;

(iv) hired or dismissed any senior employees or hired or dismissed more than 20 Employees;

(v) granted any bonuses, whether monetary or otherwise, or made any general wage or salary increases in respect of its Employees or changed the terms of employment for any Employee or entered into a written contract with any Employee, except, in each case, in the Ordinary Course;

(vi) directly or indirectly, engaged in any transaction, made any loan or entered into any arrangement with any officer, director, partner, shareholder, Employee (whether current or former or retired), consultant, independent contractor or agent of TGF or TGF Opco or any other Person not dealing at arm's length with it;

(vii) waived or cancelled any rights or claims or made any gift;

(viii) except in the Ordinary Course, sold or otherwise disposed of any fixed or capital assets (other than dispositions having a fair market value, in the case of any single sale or disposition, less than $100,000);

(ix) except in the Ordinary Course, made, or made any commitments to make, any capital expenditures (other than capital expenditures, in the case of any single capital expenditure, less than $100,000);

(x) incurred or assumed any obligation or liability (fixed or contingent), except those unsecured current obligations and liabilities incurred in the Ordinary Course, none of which has a Material Adverse Effect;

(xi) discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent) other than liabilities included in the Financial Statements and liabilities incurred since the Balance Sheet Date in the Ordinary Course;

(xii) incurred or experienced any damage, destruction, loss, virus or denial of service attack, Information Technology failure, undergone any labour dispute, organizing drive, application for certification or other event, development or condition of any character that materially affects the business, assets, properties or future prospects of the Business;

(xiii) transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Financial Statements or cancelled any debts or entitlements except, in each case, in the Ordinary Course;

(xiv) mortgaged, pledged, subjected to Lien, granted a Lien, or permitted to exist any Lien or otherwise encumbered any of the Assets other than in the Ordinary Course;

(xv) amended or terminated any Material Contract;

(xvi) suffered an extraordinary loss, or waived or omitted to take any action in respect of any rights of material value, or entered into any material commitment or transaction not in the Ordinary Course;

(xvii) amended its articles of incorporation, charter, by-laws or other governing documents;

(xviii) entered into, assumed or become subject to any contract out of the Ordinary Course;

(xix) directly or indirectly, declared or paid any dividends (other than in the Ordinary Course and consistent with past practice) or declared or made any other distribution of its securities or assets or, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares or securities;

(xx) made any change in its accounting policies; or

(xxi) authorized or agreed or otherwise become committed to do any of the foregoing.

(l) **No Material Adverse Change.** Since the Balance Sheet Date there has not been any Material Adverse Change with respect to either TGF or TGF Opco or the Business.

(m) **Contracts with Non-Arm's Length Persons.** Except as set forth in the Prospectus, as at Closing, there will be no existing material Contracts or material arrangements to which either TGF or TGF Opco is a party in which either TGF or TGF Opco, any director or officer of either TGF or TGF Opco or any other Person not dealing at arm's length with either TGF or TGF Opco, or any director or officer of TGF or TGF Opco has an interest, whether directly or indirectly, including arrangements for the payment of management or consulting fees of any kind whatsoever.

(n) **No Obligations to Existing Shareholders.** Neither TGF nor TGF Opco has any obligations to any of its shareholders or their respective affiliates which would in any way affect the Purchaser or the transfer of the Purchased Shares or the Purchased Notes to the Purchaser hereunder or the operation of the Business by TGF Amalco after Closing, other than: (i) as disclosed in the Prospectus, and (ii) such obligations which will be terminated at the Effective Time.

(o) **Compliance with Laws.** Each of TGF and TGF Opco, as applicable, is conducting and has always conducted the Business in compliance with all applicable Laws of each jurisdiction in which the Business is carried on, other than acts of non-compliance which, individually or in the aggregate, would not be material.

(p) **No Finder's Fee.** Neither TGF nor TGF Opco has taken, and it agrees that it will not take, any action that would cause the Purchaser or any of its affiliates to become liable for any claim or demand for a brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby, other than with respect to any underwriter's fees as described in the Prospectus.

Matters Relating to the Assets

(q) **Sufficiency of Assets.** The Assets include all material rights and property necessary to carry on the Business after the Closing substantially in the same manner as it was conducted prior to the Closing. The net working capital (as determined in accordance with GAAP) of the Business as at the date hereof and set forth in the relevant Books and Records is sufficient to carry on the Business after the Closing substantially in the same manner as it was conducted prior to the Closing. The only property interests necessary for the development and operation of the Belle Plaine Facility are the property interests of TGF or TGF Opco, as the case may be, in the Belle Plaine Facility Location.

(r) **Title to the Purchased Assets.** The Assets (i) constitute all of the assets used by TGF and TGF Opco in carrying on the Business, and (ii) include all of the property and assets set forth in or reflected in the balance sheet forming part of the Financial Statements, other than assets acquired since the Balance Sheet Date or sold, transferred or otherwise disposed of in accordance with this Agreement since the Balance Sheet Date. TGF or TGF Opco, as applicable, has legal and beneficial ownership of the Assets free and clear of all Liens except for Permitted Liens. No other Person owns any property and assets which are being used in the Business except for (i) the Leased Properties, and (ii) personal property (including vehicles, machinery and equipment) leased by TGF or TGF Opco, as applicable, pursuant to the Contracts.

(s) **No Options, etc.** No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase from TGF or TGF Opco, as applicable, of any of the Assets.

(t) **Condition of Tangible Assets.** The buildings, structures, vehicles, machinery, equipment, computers and other tangible personal property owned or used by TGF or TGF Opco are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. None of such buildings, structures, vehicles, machinery, equipment or other property are in need of maintenance or repairs except for ordinary routine maintenance and repairs that are not material in nature or cost.

(u) **Belle Plaine Facility.**

(i) The existing and proposed uses of the Belle Plaine Facility are in compliance with, in all material respects, all applicable laws.

(ii) There are no restrictions imposed by applicable Laws or by agreement which conflict with the proposed acquisition, development, construction, maintenance and operation of the Belle Plaine Facility or which would give rise to a Material Adverse Effect; the Belle

Plaine Facility Location is now, or will be, zoned and otherwise regulated and serviced to permit construction and operation of the Belle Plaine Facility in accordance with the EPC Contract.

(iii) Neither TGF nor TGF Opco has received notice of any proposed rezoning of all or any part of the Belle Plaine Facility or the Belle Plaine Facility Location that would be reasonably likely to have a Material Adverse Effect on the construction or operation of the Belle Plaine Facility.

(iv) Neither TGF nor TGF Opco has received notice of any expropriation of all or any part of the Belle Plaine Facility or the Belle Plaine Facility Location.

(v) The location of any buildings or other improvements on the Belle Plaine Facility Location are, to the extent they have been constructed, within the boundary lines of the Belle Plaine Facility Location and are in compliance with all applicable setback requirements.

(vi) There are no outstanding judgments, writs of execution, seizures, injunctions or directives against it nor any work orders or directives or notices of deficiency capable of resulting in work orders or directives with respect to the Belle Plaine Facility.

(vii) The Contractors have been paid for work that they or their subcontractors have performed to date in connection with the construction of the Belle Plain Facility as billed to TGF or TGF Opco by the Contractor. Neither TGF nor TGF Opco has received notice of any claims for construction liens or builders' liens with respect to work or services performed or materials supplied in connection with the Belle Plaine Facility which claims have not been fully satisfied and, if registered, vacated from the title to the Belle Plaine Facility Location, and no privilege or claim (other than inchoate liens under *The Builders' Lien Act* (Saskatchewan) in respect of which it has not received any written notice) which with the giving of notice, lapse of time or registration has arisen in respect of any supply of services or materials which would constitute an "improvement" (as defined in *The Builders' Lien Act* (Saskatchewan)) on the Belle Plaine Facility Location or any part thereof. All required holdbacks under the *The Builders' Lien Act* (Saskatchewan) have been withheld by TGF and TGF Opco, as applicable, in accordance with *The Builders' Lien Act* (Saskatchewan).

(viii) All utility services necessary for the construction of the Belle Plaine Facility and the operation and use of the Belle Plaine Facility for its intended purposes are, or will be, available, including but not limited to water supply, sewer facilities, gas, electric and telephone facilities.

(ix) All material Authorizations required for the construction or operation of the Belle Plaine Facility in accordance with the Material Project Agreements have been obtained, other than those Authorizations not required until a later stage of the construction of the Belle Plain Facility or until substantial completion of the Belle Plaine Facility, and those not yet obtained may be reasonably expected to be received in the ordinary course of business prior to the date when required to permit the completion of the transactions provided for in the Material Project Agreements and to complete the construction of, and allow for the operation of, the Belle Plaine Facility.

(x) The Construction Budget fully and fairly presents the matters dealt with in such budget, within the Project scope fully provides for all work and services which are necessary to complete the development and construction of the Belle Plaine Facility and contains a reasonable estimate of all costs incurred or to be incurred in connection with the development and construction of the Belle Plaine Facility and has not been amended. To the knowledge of the Vendors and TGF, the aggregate cost of the construction of the Belle Plaine Facility will be as set out in the Construction Budget and, except in the event of any change in the scope of the Project, no other costs, which not reflected in the Construction Budget, are expected to be incurred in the construction of the Belle Plaine Facility.

(xi) The Construction Schedule fully and fairly presents the matters dealt with in such schedule, within the Project scope fully provides for all work and services which are necessary to complete the development and construction of the Belle Plaine Facility and contains a reasonable estimated timetable of the development and construction of the Belle Plaine Facility and has not been amended. To the knowledge of the Vendors and TGF, each of the targets and deadlines set out in the Construction Schedule that can, as of the date hereof, be met have been met and those not yet met can be met.

(xii) The disclosure in the Prospectus under the headings "Business of TGF – Design and Construction" and "Business of TGF – Net Operating Costs" fully and fairly presents the matters dealt with in such sections, contains a reasonable estimate of all work and services which are necessary to own, maintain and operate the Belle Plaine Facility and contains a reasonable estimate of all costs incurred or to be incurred in connection with the ownership, maintenance and operating of the Belle Plaine Facility.

(xiii) The Material Project Agreements constitute the only agreements which are material to the construction and development of the Belle Plaine Facility and there are no plans, specifications or agreements for the construction and development of the Belle Plaine Facility other than the Material Project Agreements. To date, the construction and development of the Belle Plaine Facility has been in accordance with the drawings and specifications set out in the Material Project Agreements.

(xiv) The entire Belle Plaine Facility is being designed, developed, constructed, tested and put into commercial operation within the scope of work undertaken by the Contractors pursuant to, and as defined in, the Material Project Agreements and TGF Opco has delivered to the Contractors all information and documents which are necessary or desirable to permit the Contractors to fulfil their obligations under the Material Project Agreements or to fully design, develop, construct and test the Belle Plaine Facility pursuant to the terms and within the time frames provided for in the Material Project Agreements.

(xv) To the knowledge of the TGF Principal Shareholders or TGF, to the Material Project Agreements fully and fairly present the scope of the Project as of the date hereof and, to the knowledge of TGF Principal Shareholders and TGF, no material changes to the scope of the Project are proposed or contemplated.

(xvi) Other than the Warranties, there are no other material warranties issued or to be issued in connection with the Belle Plaine Facility and, to the best of its knowledge, all of the Warranties are in full force and effect.

(v) **No Insolvency or Bankruptcy Proceedings.** Neither TGF nor TGF Opco is insolvent or has committed any act of bankruptcy, proposed any compromise or arrangement or taken any proceeding with respect thereto and no encumbrancer or receiver has taken possession of any of either TGF's or TGF Opco's property, nor is any of the foregoing, to the knowledge of the TGF Principal Shareholders or TGF, pending or threatened.

(w) **Leases.** Neither TGF nor TGF Opco is a party to, or under any agreement to become a party to, any leases with respect to real property that is used or to be used in the Business other than the Lease, a copy of which has been provided to the Purchaser. The Lease is in good standing, creates a good and valid leasehold estate in the Leased Property thereby demised and is in full force and effect. With respect to the Lease (i) all rents and additional rents have been paid, (ii) no waiver, indulgence or postponement of the lessee's obligations has been granted by the lessor, (iii) there exists no event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under the Lease, (iv) to the knowledge of the TGF Principal Shareholders or TGF, all of the covenants to be performed by any other party under the Lease have been fully performed, (v) all accounts for work and services performed and materials placed or furnished upon or in respect of the Leased Property at the request of either TGF or TGF Opco have been fully paid and satisfied, and no Person is entitled to claim a lien under any Law in respect of work performed or materials provided to any real property against the Leased Property or any part thereof, other than current accounts in respect of which the payment due date has not yet passed, and (vi) the Leased Property is fully serviced by all public and private utility services that are necessary for the operation of the Business and has suitable access to public roads, and there are no outstanding or, to the knowledge of the TGF Principal Shareholders or TGF, any proposed levies, charges or fees assessed against the Leased Property by any public authority (including development or improvement levies, charges or fees). Schedule 5.1(w) contains, in respect of the Lease, a description of the leased premises (by municipal address), the term of the Lease and the rental payments under the Lease.

(x) **No Breach of Material Contracts.** The Material Contracts are the only contracts material to the Business. Each of the Material Contracts has been duly authorized, executed and delivered by TGF or TGF Opco, as applicable, and, to the knowledge of the TGF Principal Shareholders or TGF, each of the other parties thereto and constitutes legal, valid and binding obligations of TGF or TGF Opco, as applicable, and, to the knowledge of the TGF Principal Shareholders or TGF, each of the other parties thereto enforceable against them, subject only to limitations under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. Each of TGF and TGF Opco has performed in all material respects all of the obligations required to be performed by it, and is entitled to all benefits under, and is not in default of any Material Contract. Each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act (including the completion of the Preliminary Transactions and the purchase of the Purchased Shares and the Purchased Notes) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default under any Material Contract other than any requirements to obtain the consent to assignment of the other party. True, correct and complete copies of all Material Contracts have been delivered to the Purchaser.

(y) **Accounts Receivable.** The Accounts Receivable are bona fide and represent amounts due with respect to actual arm's length transactions entered into in the Ordinary Course, and the Accounts

Receivable are not, or will not be, as the case may be, subject to any setoff or counterclaim. The applicable reserves for doubtful accounts set forth in the Financial Statements are made in accordance with GAAP.

(z) **No Breach of Other Contracts.** Neither TGF nor TGF Opco has materially violated or materially breached any of the terms or conditions of any Contract (provided that this representation and warranty will not apply to the Material Contracts), and to the knowledge of the TGF Principal Shareholders or TGF, all the covenants to be performed by any other party to such Contract have been fully performed in all material respects.

(aa) **Intellectual Property Rights.** The material TGF Intellectual Property is owned by, or validly licensed to, TGF or TGF Opco, as applicable, as set forth in Schedule 5.1(aa). TGF or TGF Opco, as applicable, has the sole and exclusive right to use the trademarks listed in Schedule 5.1(aa) and has not licenced or otherwise authorized any other Person to use any of the other TGF Intellectual Property. To the knowledge of the TGF Principal Shareholders or TGF, the conduct of the Business does not materially infringe upon the Intellectual Property of any other Person and no such infringement has been alleged by any Person. To the knowledge of the TGF Principal Shareholders or TGF, no other Person is infringing upon the TGF Intellectual Property. Each of TGF and TGF Opco has taken all commercially reasonable precautions and made all commercially reasonable efforts to protect the TGF Intellectual Property (including the making of registrations and filings with Governmental Entities where appropriate) and to secure the confidentiality of its proprietary information. Neither the execution nor the consummation of the transactions contemplated by this Agreement will adversely affect the TGF Intellectual Property.

(bb) **Information Technology.** The Information Technology:

(i) is suitable for the purposes for which it is being used;

(ii) is complete and no other computer hardware, software, system or other information technology is needed to carry on the Business;

(iii) is free from known material defects or deficiencies; and

(iv) to the knowledge of the TGF Principal Shareholders or TGF, does not contain any disabling mechanisms or protection features which are designed to disrupt or prevent the use of the Information Technology, including computer viruses, time locks or any code, instruction or device that may be used without authority to access, modify, delete or damage any of the Information Technology.

No material upgrade to or replacement of the Information Technology after the Closing Date has been approved by either TGF or TGF Opco.

Financial Matters

(cc) **Books and Records.** All accounting and financial Books and Records have been fully, properly and accurately kept and completed in all material respects.

(dd) **Financial Statements.** The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with those of previous fiscal years and each presents fairly:

(i) the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position and condition of TGF and TGF Opco on a consolidated basis, as at the date of the Financial Statements; and

(ii) the sales and earnings and results of operations of TGF and TGF Opco on a consolidated basis, during the periods covered by the Financial Statements.

True, correct and complete copies of the Financial Statements have been provided by the TGF Principal Shareholders and TGF to the Purchaser.

(ee) **Absence of Undisclosed Liabilities.** Since the Balance Sheet Date, neither TGF nor TGF Opco has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise), which continue to be outstanding, except (A) as disclosed in the Financial Statements, and (B) as incurred in the Ordinary Course and which do not have a Material Adverse Effect.

Particular Matters Relating to the Business

(ff) **Environmental Matters.**

(i) All operations of TGF and TGF Opco have been and are now, in compliance with all Environmental Laws. Any Release by either TGF or TGF Opco of any Hazardous Substance, including from the Business or the Assets, into the Environment complied and complies with all Environmental Laws.

(ii) All Environmental Approvals have been obtained, are valid and in full force and effect, have been and are being complied with, and there have been and are no proceedings commenced or threatened to revoke or amend any Environmental Approval.

(iii) Neither TGF nor TGF Opco has ever been prosecuted for or convicted of any offence under any Environmental Law, nor has either TGF or TGF Opco been found liable in any proceeding to pay any fine, penalty, damages, amount or judgment to any Person as a result of any Release or threatened Release or as a result of the breach of any Environmental Law, and to the knowledge of the TGF Principal Shareholders or TGF there is no basis for any such proceeding or action.

(iv) Neither TGF nor TGF Opco has been required by any Governmental Entity to (i) alter any of the Facilities Locations in a material way in order to be in compliance with Environmental Laws, or (ii) perform any environmental closure, decommissioning, rehabilitation, restoration or post-remedial investigations, on, about, or in connection with any real property and the Facilities Locations and the Business are in compliance with Environmental Laws.

(v) To the knowledge of the TGF Principal Shareholders or TGF, without conducting any investigation other than a review of its own records:

(A) none of the Facilities Locations (i) has ever been used by any Person as a waste disposal site or as a licensed landfill, or (ii) has ever had asbestos-containing materials, PCBs, radioactive substances or aboveground or underground storage systems, active or abandoned, located on, at or under them;

(B) no properties adjacent to any of the Facilities Locations contain Hazardous Substances in danger of migration to the Facilities Locations where such Hazardous Substances could, if it migrated to a Facility Location, have a Material Adverse Effect on the Facilities Locations; and

(C) there are no Hazardous Substances located in the ground or in groundwater under any of the Facilities Locations.

(gg) **Employees.**

(i) Each of TGF and TGF Opco is in material compliance with all terms and conditions of employment and all Laws respecting employment including pay equity, wages and hours of work, occupational health and safety and there are no outstanding claims, complaints, investigations or orders under any such Laws.

(ii) Neither TGF nor TGF Opco has or is engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the TGF Principal Shareholders or TGF, threatened against either TGF or TGF Opco.

(iii) No collective agreement currently exists or is being negotiated by either TGF or TGF Opco or any other Person.

(iv) No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to either TGF or TGF Opco, the Business or to any of the Employees by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of the TGF Principal Shareholders or TGF, threatened to apply to be certified as the bargaining agent of any of the Employees. To the knowledge of the TGF Principal Shareholders or TGF there are no threatened or pending union organizing activities involving either TGF or TGF Opco, the Business or the Employees. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the TGF Principal Shareholders or TGF, threatened against either TGF or TGF Opco and no such event has occurred within the last three years.

(v) All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, and benefits under the Employee Plans have either been paid or are accurately reflected in the Books and Records.

(vi) Except as otherwise previously disclosed by the Vendor to the Purchaser, no Employee has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.

(vii) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance/workers' compensation legislation in respect of TGF or TGF Opco or the Business and neither TGF nor TGF Opco has been reassessed in any material respect under such legislation during the past three years, and to the knowledge of the TGF Principal Shareholders or TGF no audit of the Business is currently being performed pursuant to any applicable workplace safety and insurance/workers' compensation legislation. There are no claims

or potential claims that may materially adversely affect either TGF's or TGF Opco's accident cost experience pursuant to any applicable workplace and insurance/workers' compensation legislation, regulations or rules.

(viii) The TGF Principal Shareholders and TGF have provided to the Purchaser all orders and inspection reports under applicable provincial Occupational Health and Safety legislation ("**OHSA**") relating to TGF, TGF Opco and the Business. There are no charges pending under OHSA in respect of either TGF or TGF Opco or the Business. Each of TGF and TGF Opco has complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(hh) **Employee Plans.**

(i) The TGF Principal Shareholders and TGF have furnished to the Purchaser true, correct and complete copies of all the Employee Plans as amended as of the date hereof, together with all related documentation, including, without limitation, funding and investment agreements, all summary plan descriptions and employee booklets.

(ii) No Employee Plan is a registered plan or is a plan that is required by Law to be registered.

(iii) TGF or TGF Opco, as applicable, may unilaterally amend or terminate, in whole or in part, each Employee Plan, subject only to approvals required by Law.

(iv) All contributions or premiums required to be paid by TGF or TGF Opco, as applicable, under the terms of each Employee Plan or by Law have been made in a timely fashion in accordance with such Law and the terms of the Employee Plans. Neither TGF nor TGF Opco has any liability (other than liabilities accruing after the Closing Date) with respect to any of the Employee Plans.

(v) None of the TGF Principal Shareholders or TGF has knowledge of any fact, condition or circumstance since the delivery of the documents described in Section 5.1(hh)(i) that would materially affect the information contained therein and, in particular and without limiting the generality of the foregoing, no commitments to improve or otherwise amend any Employee Plan have been made except as required by applicable Laws.

(vi) There are no going concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies respecting the Employee Plans.

(vii) None of the Employee Plans (other than pension plans) provide benefits to retired employees or to the beneficiaries or dependants of retired employees.

(viii) All employee data that has been provided by the Vendor to the Purchaser is true and correct as of the date of this Agreement and the TGF Principal Shareholders will notify the Purchaser of any changes thereto prior to the Closing Date.

(ix) All of the Employee Plans are and have been established, qualified, invested, administered and amended, in all respects, in accordance with its terms and all Laws.

(x) None of the Employee Plans is subject to any pending investigation, examination or other proceeding, action or claim initiated by any regulatory authority, or by any other party

(other than routine claims for benefits), and, to the knowledge of the TGF Principal Shareholders or TGF, there exists no state of facts which could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim.

(ii) **Insurance.** Each of TGF and TGF Opco maintains insurance policies with responsible insurers as are appropriate to the Business in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable businesses. All such policies of insurance coverage are in full force and effect. Neither TGF nor TGF Opco is in default with respect to any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim under any such insurance policy in due and timely fashion. The TGF Principal Shareholders and TGF are not aware of any circumstances in respect of which any Person could make a claim under any insurance policy. True, correct and complete copies of all such insurance policies have been delivered to the Purchaser and are listed on Schedule 5.1(ii).

(jj) **Litigation.** Except for such of the following matters as would not have a Material Adverse Effect, there are no (i) actions, suits or proceedings, at Law or in equity, by any Person, (ii) grievance, arbitration or alternative dispute resolution process, or (iii) administrative or other proceeding by or before (or to the knowledge of the TGF Principal Shareholders or TGF, any investigation by) any Governmental Entity, pending, or, to the knowledge of the TGF Principal Shareholders or TGF, threatened against or affecting either TGF or TGF Opco, the Business or any of the Assets, and none of the TGF Principal Shareholders or TGF knows of any valid basis for any such action, complaint, grievance, suit, proceeding, arbitration or investigation. Neither TGF nor TGF Opco is subject to any judgment, order or decree entered in any lawsuit or proceeding nor has either TGF or TGF Opco settled any claim prior to being prosecuted in respect of it. Except for such matters as would not have a Material Adverse Effect, neither TGF nor TGF Opco is the plaintiff or complainant in any action, suit or proceeding.

(kk) **Indebtedness.** Except as set out in the Prospectus, neither TGF nor TGF Opco has any outstanding bonds, debentures, notes, mortgages or other indebtedness for borrowed money (which, for greater certainty, excludes capital leases and other conditional sales arrangements) and neither TGF nor TGF Opco has agreed to create or issue any bonds, debentures, notes, mortgages or other indebtedness for borrowed money.

(ll) **Taxes.**

(i) Each of TGF and TGF Opco has duly and timely (i) filed with the appropriate Governmental Entity or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the Books and Records of TGF for all Taxes payable in respect of the periods ending on or before the Closing Date; (iii) withheld and remitted to the appropriate Governmental Entities all amounts required to be withheld by it in respect of the Tax liability of any other Person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any Person, including any of its officers and directors and any non-resident Person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other Governmental Entity or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of TGF or TGF Opco have been issued for all taxation years ending on or prior to date of

last completed financial year ended more than six months prior to this Agreement, and each of TGF and TGF Opco are current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of the TGF Principal Shareholders or TGF, threatened in respect of Taxes.

(ii) Neither TGF nor TGF Opco is a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by TGF or TGF Opco or Tax Returns required to be filed by TGF or TGF Opco.

(iii) Neither TGF nor TGF Opco is engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes.

(iv) Except for reserves for Taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established. Adequate provision will be made in the Books and Records of TGF for all Taxes accruing in the current fiscal year.

5.2 Prospectus Disclosure.

Each of the TGF Principal Shareholders severally (and not jointly or jointly and severally) represents and warrants to the Purchaser, and acknowledges and confirms that the Purchaser is relying upon these representations and warranties in completing the transactions contemplated by this Agreement, that the Prospectus constitutes full, true and plain disclosure of all Material Facts relating to the Purchaser, TGF, TGF Opco, the Business and the common shares of the Purchaser, and the Prospectus (other than information therein relating solely to the Underwriters) does not contain any Misrepresentation.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

6.1 Representations and Warranties of the Purchaser.

The Purchaser represents and warrants as follows to each of the Vendors and acknowledges and confirms that each of the Vendors is relying upon such representations and warranties in completing the transactions contemplated by this Agreement.

(a) **Existence and Qualification.** The Purchaser is a corporation duly organized and validly existing and in good standing with respect to the filing of annual returns under the Laws of the federal jurisdiction of Canada, being its jurisdiction of incorporation. The Purchaser is or will be within the time periods required by applicable Laws, registered as an extra-provincial corporation in each of the Provinces in which such registration is so required pursuant to applicable Laws. The Purchaser has full power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party.

(b) **Validity of Agreement.** The execution, delivery and performance by the Purchaser of this Agreement and each of the Ancillary Agreements to which it is a party:

(i) have been duly authorized by all necessary corporate action on the part of the Purchaser;

(ii) do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require any consent or approval under, result in a breach or a violation of, or conflict with, any of the terms or provisions of its constating documents or by-laws or any contracts or instruments to which it is a party or pursuant to which any of its assets or property may be affected; and

(iii) will not result in the violation of any Law.

(c) **Execution and Binding Obligation.** This Agreement and each of the Ancillary Agreements to which the Purchaser is a party have been duly executed and delivered by the Purchaser and constitute legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their respective terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d) **GST Registration.** The Purchaser is a registrant for the purposes of the tax imposed under Part IX of the *Excise Tax Act* (Canada).

(e) **No Finder's Fee.** The Purchaser has not taken, and it agrees that it will not take, any action that would cause any of the Vendors or any of their respective affiliates to become liable for any claim or demand for a brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby, other than with respect to any underwriter's fees as described in the Prospectus.

ARTICLE 7
PRE-CLOSING COVENANTS OF THE PARTIES

7.1 Conduct of Business Prior to Closing.

(a) During the Interim Period, TGF will, and the TGF Principal Shareholders will cause TGF and TGF Opco, as applicable, to, conduct the Business only in the Ordinary Course and in accordance with applicable Law, including paying and discharging the liabilities of the Business in accordance and consistent with past practice.

(b) Without limiting the generality of Section 7.1(a), TGF will, and each of the TGF Principal Shareholders will cause TGF and TGF Opco to:

(i) use its Best Efforts to preserve intact its current business organization, keep available the services of the Employees and agents of the Business and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, lessors, distributors and all other Persons having business relationships with TGF and TGF Opco;

(ii) continue and keep in full force and effect all insurance coverage currently held by TGF and TGF Opco;

(iii) confer with the Purchaser concerning operational matters of a material nature relating to the Business;

(iv) use its Best Efforts to retain possession and control of the Assets and preserve the confidentiality of any confidential or proprietary information relating to the Business;

(v) use its Best Efforts to conduct the Business so as not to cause or permit to exist a breach of any representations and warranties of the Vendors contained in the Agreement;

(vi) not, without the prior written consent of the Purchaser, take any of the actions, do any of the things or perform any of the acts described in Section 5.1(k);

(vii) cooperate with the Purchaser and use Best Efforts to obtain and diligently assist the Purchaser in obtaining all necessary consents, approvals and authorizations under any applicable Law pertaining to the transactions contemplated by this Agreement;

(viii) promptly advise the Purchaser orally and, if then requested, in writing (i) of any fact or any change in the business, operations, affairs, assets, liabilities, capitalization, financial condition or prospects of TGF or TGF Opco that could have a Material Adverse Effect; (ii) of any breach by the Vendors of any covenant or agreement contained in this Agreement; and (iii) of any death, disability, resignation, termination of employment or other departure of any senior officer of TGF or TGF Opco; and

(ix) otherwise periodically report to the Purchaser concerning the state of TGF, TGF Opco, the Business and the Assets.

7.2 Access for Due Diligence.

(a) TGF will and the TGF Principal Shareholders will cause TGF and TGF Opco to (i) permit the Purchaser and its employees, counsel, agents, accountants or other representatives, during the Interim Period, to have free and unrestricted access during normal business hours and upon reasonable notice to (A) the premises of TGF and TGF Opco, (B) the Assets and, in particular to any information, including all Books and Records whether retained by TGF and TGF Opco or otherwise, (C) all Contracts and all Leases, and (D) the senior personnel of TGF and TGF Opco, and (ii) furnish to the Purchaser or its employees, counsel, agents, accountants or other representatives such financial and operating data and other information with respect to TGF, TGF Opco, the Assets and the Business as the Purchaser may from time to time reasonably request. TGF will and the TGF Principal Shareholders will cause TGF and TGF Opco to cooperate and assist, to the extent reasonably requested by the Purchaser, with the Purchaser's investigation of the property, assets, undertaking and financial condition of TGF and TGF Opco. The Purchaser's rights of access shall be exercised in a manner that does not unreasonably interfere with the operations of TGF and TGF Opco.

(b) TGF will and the TGF Principal Shareholders will cause TGF and TGF Opco to, upon request by the Purchaser or Purchaser's counsel, execute and deliver to the Purchaser all necessary consents to permit the Purchaser to have inspections made and have existing records released to the Purchaser by the municipal building and zoning department, fire department, public works, environmental agencies, the elevator inspections branch of the provincial or territorial department of labour and other appropriate authorities as the Purchaser may consider advisable between the date of this Agreement and Closing. Such consents shall authorize and direct the release of information to the Purchaser.

(c) No investigations made by or on behalf of the Purchaser, whether under this Section 7.2 or any other provision of this Agreement or any Ancillary Agreement, will have the effect of waiving,

diminishing the scope of, or otherwise affecting, any representation or warranty made in this Agreement or any Ancillary Agreement.

7.3 Actions to Satisfy Closing Conditions.

(a) Each of the Vendors agrees to take all such actions as are within its power to control and use its Best Efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 8.1 including, without limitation, ensuring that there has been no breach of any representations and warranties.

(b) The Purchaser agrees to take all such actions as are within its power to control and use its Best Efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 8.2 including, without limitation, ensuring that there has been no breach of any representations and warranties.

7.4 Transfer of the Purchased Shares and Purchased Notes.

Each of the Vendors will take all necessary steps and proceedings to permit good title to its respective Purchased Shares and Purchased Notes to be duly and validly transferred and assigned to the Purchaser at the Closing, free of all Liens.

7.5 Request for Consents.

Each of the Parties will use its Best Efforts to obtain, prior to Closing, all Required Consents. Such Required Consents will be upon such terms as are acceptable to the Purchaser, acting reasonably. The Purchaser will co-operate in obtaining such Required Consents.

7.6 Filings and Authorizations.

Each of the Parties, as promptly as practicable after the execution of this Agreement, will (i) make, or cause to be made, all such filings and submissions under all Laws applicable to it, as may be required for it to consummate the transactions contemplated hereby, including the purchase and sale of the Purchased Shares and the Purchased Notes in accordance with the terms of this Agreement, (ii) use its Best Efforts to obtain, or cause to be obtained, all Authorizations necessary or advisable to be obtained by it in order to consummate the transactions contemplated hereby, including the purchase and sale of the Purchased Shares and the Purchased Notes, and (iii) use its Best Efforts to take, or cause to be taken, all other actions which are necessary or advisable in order for it to fulfil its obligations under this Agreement. The Parties will coordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including, without limitation, providing each other with all notices and information supplied to or filed with any Governmental Entity (except for notices and information which any Party, in each case acting reasonably, considers highly confidential and sensitive which may be filed on a confidential basis), and all notices and correspondence received from any Governmental Entity.

7.7 Notice of Untrue Representation or Warranty.

Each of the Vendors and TGF will promptly notify the Purchaser and the Purchaser will promptly notify the Vendors and TGF, upon any representation or warranty made by it contained in this Agreement or any Ancillary Agreement becoming untrue or incorrect during the Interim Period. Any such notification will set out particulars of the untrue or incorrect representation or warranty and details of any actions being taken by the relevant Party to rectify that state of affairs.

ARTICLE 8
CONDITIONS OF CLOSING

8.1 Conditions for the Benefit of the Purchaser.

The obligation of the Purchaser to complete the transactions contemplated by this Agreement, including the purchase of the Purchased Shares and the Purchased Notes, is subject to the following conditions to be fulfilled or performed at or prior to the Closing, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a) **Truth of Representations and Warranties.** The representations and warranties of the Vendors contained in this Agreement or in any Ancillary Agreement must be true and correct in all material respects as of the Closing Date (except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects) with the same force and effect as if such representations and warranties had been made on and of such date, and each of the Vendors must have delivered to the Purchaser a certificate to that effect, with respect to itself, signed by such Vendor or a senior officer of such Vendor, if such Vendor is not an individual. The receipt of such certificates and the Closing will not constitute a waiver by the Purchaser of any of the representations and warranties of each of the other Parties that are contained in this Agreement or in any Ancillary Agreement. Upon the delivery of such certificates, the representations and warranties of the Vendor in Article 5 will be deemed to have also been made on and as of the Closing Date with the same force and effect as if made on and as of such date (qualified as to knowledge where stated).

(b) **Performance of Covenants.** Each of the other Vendors must have fulfilled or complied with all covenants contained in this Agreement and in every Ancillary Agreement to be fulfilled or complied with by it at or prior to the Closing, and each of the Vendors must have delivered to the Purchaser a certificate to that effect, with respect to itself, signed by such Vendor or a senior officer of such Vendor, if such Vendor is not an individual. The receipt of such certificate and the Closing will not constitute a waiver by the Purchaser of any of the covenants of each of the other Parties that are contained in this Agreement and the Ancillary Agreements.

(c) **Consents and Authorizations.** All Required Consents will have been obtained on terms acceptable to the Purchaser, acting reasonably.

(d) **Proceedings.** All proceedings to be taken in connection with the transactions contemplated by this Agreement and any Ancillary Agreement, including the Preliminary Transactions, on the part of the Vendors must be satisfactory in form and substance to the Purchaser, acting reasonably, and the Purchaser must have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation of such transactions and the taking of all necessary corporate proceedings in connection therewith.

(e) **Change in Law.** During the Interim Period, no Law, proposed Law, any change in any Law, or the interpretation or enforcement of any Law will have been introduced, enacted or announced (including the introduction, enactment or announcement of any Law respecting taxes or environmental matters), the effect of which will be to prevent or to increase materially the cost to (i) the Purchaser of completing the transactions contemplated in this Agreement, or (ii) TGF Amalco of operating the Business after Closing on substantially the same basis as currently operated.

(f) **No Legal Action.** No action or proceeding will be pending or threatened by any Person (other than the Purchaser) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Purchaser or TGF Amalco to conduct the Business after Closing on substantially the same basis as heretofore operated.

(g) **Directors and Officers of TGF Amalco.** The Board of Directors of TGF Amalco at the Closing Time shall consist of individuals nominated by the Purchaser and there shall have been delivered to the Purchaser on or before the Closing Time the resignations of all individuals who are directors or officers of TGF Amalco that are not nominees of the Purchaser (except to the extent that the Vendors shall have been notified to the contrary by the Purchaser) and duly executed comprehensive releases from each such individual and from the Vendors of all their claims respectively, against (i) TGF Amalco except for any claims for current unpaid remuneration, and (ii) Sempra.

(h) **No Material Adverse Change.** Since the date of this Agreement there will not have been any Material Adverse Change.

8.2 Conditions for the Benefit of Certain of the Vendors.

The obligation of each of the TGF Principal Shareholders, the TGF Debentureholders and Sempra (collectively, the "**Particular Vendors**" and individually a "**Particular Vendor**") to complete the transactions contemplated by this Agreement, including the sale of the Purchased Shares and the Purchased Notes, is subject to the following conditions to be fulfilled or performed at or prior to the Closing, which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor in its sole discretion:

(a) **Truth of Representation and Warranties.** The representations and warranties of the Purchaser contained in this Agreement or in any Ancillary Agreement must be true and correct in all material respects as of the Closing Date (except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects) with the same force and effect as if such representations and warranties had been made on and as of such date, and the Purchaser must have executed and delivered a certificate of a senior officer to that effect. The receipt of such certificate and the Closing will not be a waiver of the representations and warranties of the Purchaser that are contained in this Agreement and the Ancillary Agreements. Upon the delivery of such certificate, the representations and warranties of the Purchaser in Article 6 will be deemed to have been made on and as of the Closing Date with the same force and effect as if made on and as of such date (qualified as to knowledge where stated).

(b) **Performance of Covenants.** The Purchaser must have fulfilled or complied with all covenants contained in this Agreement and in any Ancillary Agreement to be fulfilled or complied with by it at or prior to Closing and the Purchaser must have executed and delivered to the Vendors a certificate of a senior officer to that effect. The receipt of such certificates and the Closing will not constitute a waiver by each Particular Vendor of the covenants of the Purchaser, TGF or TGF Amalco that are contained in this Agreement and the Ancillary Agreements.

(c) **Proceedings.** All proceedings to be taken in connection with the transactions contemplated in this Agreement and any Ancillary Agreement on the part of the Purchaser must be satisfactory in form and substance to each Particular Vendor, acting reasonably, and each Particular Vendor must have received copies of all the instruments and other evidence as it may reasonably request

in order to establish the consummation of such transactions and the taking of all corporate proceedings in connection therewith.

(d) **No Legal Action.** No action or proceeding will be pending or threatened by any Person in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Purchaser or TGF Amalco to conduct the Business after Closing on substantially the same basis as heretofore operated.

8.3 Conditions for the Benefit of the TGF Non-Principal Shareholders.

The obligation of each of the TGF Non-Principal Shareholders to complete the transactions contemplated by this Agreement, including the sale of the Purchased Shares and the Purchased Notes, is subject to the following condition to be fulfilled prior to or concurrently with Closing:

(a) **Sale by TGF Principal Shareholders.** The closing of the purchase and sale of the Purchased Shares and Purchased Notes by the TGF Principal Shareholders to the Purchaser hereunder must have occurred.

8.4 Conditions Precedent.

The transactions contemplated hereby, including the purchase and sale of the Purchased Shares and the Purchased Notes, are subject to the following terms and conditions to be fulfilled prior to or concurrently with Closing, which conditions are true conditions precedent:

(a) **Universal Acquisition Agreement and Offering.** Each of the TGF Principal Shareholders, the TGF Debentureholders, Sempra and the Purchaser must be satisfied that transactions contemplated under the Universal Acquisition Agreement and the Offering will close promptly following Closing.

ARTICLE 9
CLOSING

9.1 Date, Time and Place of Closing.

The completion of the transactions contemplated by this Agreement will take place at the offices of Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, Toronto, Ontario, at the Closing Time on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between the Particular Vendors and the Purchaser.

9.2 Sempra Deliverables at Closing – Sempra Share Subscription.

At Closing, Sempra will deliver or cause to be delivered to TGF Amalco the following:

(a) an executed subscription agreement with respect to the subscription by Sempra for the Sempra Subscription Shares, in a form reasonably acceptable to each of Sempra and TGF Amalco; and

(b) an amount equal to the Sempra Subscription Price by way of wire transfer or bank draft to MK in trust on behalf of TGF Amalco.

9.3 TGF Amalco Deliverables at Closing – Sempra Share Subscription.

At Closing, TGF Amalco will deliver or cause to be delivered to Sempra the following:

(a) a certified copy of the resolutions of the board of directors of TGF Amalco approving the acceptance of the subscription agreement referred to in Section 9.2(a) and the issuance of the Sempra Subscription Shares to Sempra; and

(b) a share certificate representing the Sempra Subscription Shares registered in the name of Sempra.

9.4 TGF Debentureholders Deliverables at Closing – Warrant Exercise.

At Closing, each of the TGF Debentureholders will deliver or cause to be delivered to TGF Amalco the following:

(a) an executed exercise form in respect of its respective TGF Warrants; and

(b) an amount equal to its respective portion of the Warrant Exercise Price by way of wire transfer or bank draft to MK in trust on behalf of TGF Amalco.

9.5 TGF Amalco Deliverables at Closing – Warrant Exercise.

At Closing, TGF Amalco will deliver or cause to be delivered to the TGF Debentureholders the following:

(a) a certified copy of resolutions of the board of directors of TGF Amalco approving the acceptance of the exercise forms referred to in Section 9.4(a) and the issuance of the Warrant Exercise Shares to the respective TGF Debentureholders; and

(b) share certificates representing the Warrant Exercise Shares registered in the name of the respective TGF Debentureholders.

9.6 Vendors Deliverables at Closing – Share Exchange.

At Closing, the Vendors will deliver or cause to be delivered to the Purchaser the following:

(a) certificates representing their respective TGF Amalco Shares, accompanied by stock transfer powers duly executed in blank or duly executed instruments of transfer; and

9.7 TGF Amalco Deliverables at Closing – Share Exchange.

At Closing, TGF Amalco will deliver or cause to be delivered to the respective Vendors the following:

(a) certificates representing their respective TGF Amalco New Shares registered in the name of the respective Vendors in the manner set forth in Section 2.2(c)(iii);

(b) a certified copy of resolutions of the board of directors of TGF Amalco approving the purchase of the TGF Amalco Shares and the issuance of the TGF Amalco New Shares to the respective Vendors;

(c) the TGF Amalco First Notes in the manner set forth in Section 2.2(c)(i); and

(d) the TGF Amalco Second Notes in the manner set forth in Section 2.2(c)(ii).

9.8 Vendors and TGF Amalco Deliverables at Closing – Purchased Shares and Purchased Notes.

At Closing, the Vendors will deliver or cause to be delivered to the Purchaser the following:

(a) certificates representing their respective Purchased Shares, accompanied by stock transfer powers duly executed in blank or duly executed instruments of transfer;

(b) a new certificate representing the Purchased Shares registered in the name of the Purchaser;

(c) a certified copy of resolutions of the board of directors of TGF Amalco approving the transfer of the Purchased Shares to the Purchaser;

(d) the Purchased Notes, accompanied by duly executed conveyances;

(e) certified copies of (i) the charter documents and by-laws of each of the Vendors that is a corporation and TGF Amalco, (ii) all resolutions of the shareholders and the board of directors of each of each of the Vendors that is a corporation and TGF Amalco, as applicable, approving the entering into and completion of the transactions contemplated by this Agreement and the Ancillary Agreements, and (iii) a list of the officers and directors of each of the Vendors that is a corporation and TGF Amalco authorized to sign agreements together with their specimen signatures;

(f) a certificate of status, compliance, good standing or like certificate with respect to each of the Vendors that is a corporation and TGF Amalco issued by the appropriate governmental officials of its jurisdiction of incorporation and, in the case of TGF Amalco, each other jurisdiction in which its good standing is required by the extent of its business;

(g) the certificates referred to in Section 8.1(a) and Section 8.1(b);

(h) the minute books, corporate seals and all corporate records of TGF Amalco;

(i) their respective executed counterparts of the Escrow Agreement;

(j) their respective executed counterparts of the Lock-Up Agreement;

(k) the resignations and releases of the relevant officers and directors referred to in Section 8.1(g);

(l) comprehensive releases from TGF Amalco in favour of each of the directors and officers that are resigning pursuant to Section 8.1(g);

(m) comprehensive releases from each of the Vendors in favour of TGF Amalco;

(n) comprehensive releases from TGF Amalco in favour of each of the Vendors;

(o) all other documents required to be entered into or delivered by the Vendors at Closing pursuant to the terms of this Agreement.

9.9 Purchaser Deliverables at Closing – Purchased Shares and Purchased Notes.

At Closing, the Purchaser will deliver or cause to be delivered to the TGF Principal Shareholders (on their own behalf and on behalf of the other Vendors other than Sempra and the TGF Debentureholders), Sempra and the TGF Debentureholders (or as otherwise indicated below) the following:

(a) to MK in trust on behalf of the Vendors, the First Note Purchase Price in the manner set forth in Section 3.2(a);

(b) subject to Section 3.2(b)(ii) in respect of the Non-Resident Vendors, to the Escrow Agent, certificates representing the Purchase Price Shares registered in the name of the respective Vendors, to be held and dealt with in accordance with the terms of the Escrow Agreement;

(c) certified copies of (i) the charter documents and by-laws of the Purchaser, (ii) resolutions of the board of directors of the Purchaser approving the entering into and completion of the transactions contemplated by this Agreement and the Ancillary Agreements, and (iii) a list of the officers and directors of the Purchaser authorized to sign agreements together with their specimen signatures;

(d) a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by the appropriate governmental officials of the federal jurisdiction of Canada;

(e) the certificates referred to in Section 8.2(a) and Section 8.2(b);

(f) the Escrow Agreement, executed by the Purchaser and the Escrow Agent; and

(g) all other documents required to be entered into or delivered by the Purchaser at Closing pursuant to the terms of this Agreement.

9.10 TGF USA and TGF Opco USA.

Without limitation of any other representation, warranty or covenant of each of the Vendors hereunder, with respect to the TGF USA and the TGF Opco USA, each Vendor hereby: (a) irrevocably consents to each of the Preliminary Transactions and waives any rights it may have pursuant to the TGF USA or the TGF Opco USA with respect to the issuance of TGF Amalco New Shares pursuant thereto (other than its right to receive its respective TGF Amalco New Shares pursuant to Section 2.1); (b) irrevocably waives any and all rights to purchase TGF Amalco Shares or TGF Amalco New Shares held by other shareholders of TGF Amalco (including TGF and TGF Opco) pursuant to the TGF USA or the TGF Opco USA or otherwise arising as a result of or in connection with the transactions contemplated by this Agreement; and (c) effective as of the Closing Date, irrevocably (i) sells, assigns and transfers to the Purchaser all right, title and interest of such Vendor, in, to and under the TGF USA and the TGF Opco USA, and (ii) releases, quitclaims and forever discharges TGF Amalco (including TGF and TGF Opco) and the Purchaser and their respective directors, officers, employees, shareholders, former directors, former officers, former employees, and former shareholders, and their respective heirs, executors, administrators, legal representatives, successors, assigns, affiliates and agents (collectively, the "**Releasees**") from any and all manner of rights, interests, actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, costs, liabilities, obligations, damages, expenses, claims or demands whatsoever, including, but not limited to, civil, statutory, administrative, contractual or tortious, and whether or not now known, suspected or claimed, which against the Releasees or any of them, directly or indirectly, that such Vendor or such Vendor's successors or assigns ever had, now have, or can, shall or hereafter may have, by reason of or arising out of or in connection with any cause, matter

or thing whatsoever done or omitted to be done, occurring or existing up to and inclusive of the Closing Date pursuant to or in connection with the TGF USA and the TGF Opco USA.

ARTICLE 10
TERMINATION

10.1 Termination by Purchaser.

If any of the conditions set forth in Section 8.1 have not been fulfilled or waived at or prior to Closing or any obligation or covenant of the Vendors to be performed at or prior to Closing has not been observed or performed by such time, the Purchaser may terminate this Agreement by giving notice in writing to the Vendors. Upon giving the requisite notice, the Purchaser will be released from all obligations hereunder, save and except for its obligations under Section 15.3 and Section 15.5, which will survive. If the Purchaser waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

10.2 Termination by the Particular Vendors.

If any of the conditions set forth in Section 8.2 have not been fulfilled or waived at or prior to Closing or any obligation or covenant of the Purchaser to be performed at or prior to Closing has not been observed or performed by such time, each Particular Vendor may terminate this Agreement by giving notice in writing to the Purchaser and the other Vendors. Upon giving the requisite notice, the Vendors, TGF and TGF Opco will be released from all obligations hereunder, save and except for its obligations under Section 15.3 and Section 15.5, which will survive. If a Vendor waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

10.3 Other Termination Rights.

This Agreement may, prior to or on the Closing Date, be terminated:

(a) by mutual written consent of the Particular Vendors and the Purchaser;

(b) if the conditions precedent set forth in Section 8.3 have not been fulfilled or waived at or prior to Closing, by notice in writing by any Party; or

(c) if the Closing has not been completed on or prior to February 28, 2007, by notice in writing by the Purchaser or any Particular Vendor,

and, in such event, each Party will be released from all obligations under this Agreement, save and except for its obligations under Section 15.3 and Section 15.5, which will survive.

10.4 Effect of Termination.

Each Party's right of termination under this Article 10 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing in Article 10 will limit or affect any other rights or causes of action either

the Purchaser or any of the Vendors may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

ARTICLE 11
LIABILITY AND INDEMNIFICATION

11.1 Responsibility of Vendor.

After Closing, subject to the limitations set forth herein, each of the Vendors severally (and not jointly or jointly and severally) will:

(a) be liable to the Purchaser and its Additional Indemnitees for all Indemnified Losses which any one or more of them may suffer, sustain, pay or incur; and

(b) indemnify and save harmless the Purchaser and its Additional Indemnitees from and against all Indemnified Losses which may be brought against or suffered by any one or more of them or which any one or more of them may sustain, pay or incur;

as a result of any act, omission, circumstance or other matter arising out of, resulting from, attributable to or connected with:

(i) any Agreement Default made by such Vendor herein or in any Ancillary Agreement delivered at Closing pursuant to the provisions hereof; and

(ii) the failure to obtain any necessary approvals, consents, waivers or modifications for any Restricted Rights referred to in Section 12.3 including, without limitation, any claims relating to any resultant termination of any such Restricted Rights or any increase of obligations or decrease of rights or entitlements of TGF or TGF Opco.

11.2 Responsibility of Purchaser.

After Closing, subject to the Purchaser's rights and remedies under Section 11.1 and without limiting such rights and remedies and not including any Indemnified Loss for which the Purchaser is indemnified under Section 11.1, the Purchaser will, subject to the limitations set forth herein:

(a) be liable to each of the Vendors and its respective Additional Indemnitees for all Indemnified Losses which any one or more of them may suffer, sustain, pay or incur; and

(b) indemnify and save harmless each of the Vendors and its respective Additional Indemnitees from and against all Indemnified Losses which may be brought against or suffered by any one or more of them or which any one or more of them may sustain, pay or incur;

as a result of any act, omission, circumstance or other matter arising out of, resulting from, attributable to or connected with (whether before, on or after the Closing Date) any Agreement Default made by the Purchaser herein or in any Ancillary Agreement delivered at Closing pursuant to the provisions hereof.

11.3 Limit on Parties' Responsibility.

A Party's obligations and liability under this Agreement, however arising, will be subject to the following limitations:

(a) Other than in respect of an Agreement Default by a Vendor in respect of Sections 4.1(e), 4.1(f), 4.1(g), 4.1(h), 4.1(i) and 5.2, no claim will be made by the Purchaser or its Additional Indemnitees against the Vendors pursuant to Section 11.1 for any particular Indemnified Loss unless such Indemnified Loss exceeds an amount equal to $100,000, in which event, subject to Sections 11.3(b) and 11.3(c), the Vendors' aggregate obligations for such Indemnified Loss will include the entire amount of such Indemnified Loss.

(b) Other than in respect of any misrepresentation or breach of warranty made by a Vendor in respect of Sections 4.1(e), 4.1(f), 4.1(g), 4.1(h), 4.1(i) and 5.2, no claim will be made by the Purchaser or its Additional Indemnitees against the Vendors pursuant to Section 11.1 for Indemnified Losses related to misrepresentations or breaches of warranty (excluding any individual Indemnified Loss related to any misrepresentation or breach of warranty that is less than or equal to $100,000) unless such Indemnified Losses exceed, in the aggregate, $500,000. If the total amount of all such Indemnified Losses exceeds $500,000 then, subject to Section 11.3(c), the Vendors' aggregate obligation for such Indemnified Losses will be limited to the amount which exceeds $500,000.

(c) In no event whatsoever will a Vendor's liability pursuant hereto for Indemnified Losses be greater, on an aggregate basis, than the aggregate net after-tax proceeds received hereunder by such Vendor in respect of the sale of its respective Purchased Shares and Purchased Notes (including, for greater certainty, all cash, Purchased Notes and common shares of the Purchaser received by such Vendor pursuant to this Agreement, but, in the case of such common shares, only for such period of time as such common shares remain in escrow pursuant to the terms of the Escrow Agreement) ("**Proceeds**"). In addition, notwithstanding any other provisions hereof, with respect to any claim where any of the Vendors have joint or joint and several liability hereunder, each Vendor's liability for Indemnified Losses relating to any such claim shall not be greater than the lesser of (i) such Vendor's proportion (based on the percentages set forth in Schedule A) of the Indemnified Loss, and (ii) the amount of Proceeds actually received by such Vendor.

(d) The Purchaser and its Additional Indemnitees will have no remedy or cause of action for an Agreement Default by the Vendor in respect of Section 5.2 unless the Purchaser has suffered Indemnified Losses as a direct result of an action brought by a holder of common shares of the Purchaser claiming that the Prospectus (not including any information or statement in the Prospectus relating solely to the Underwriters which have been provided for the purpose of such inclusion by the Underwriters) failed to constitute full, true and plain disclosure of all Material Facts relating to the Purchaser, TGF, TGF Opco, the Business and the common shares of the Purchaser or otherwise contained a Misrepresentation.

(e) Notwithstanding any other provision of this Agreement to the contrary, the Vendors will not be liable for any claim for any matter in respect of which there is Indemnified Losses relating to a breach of the representations contained in Section 5.1(ll) (such matters, "**Indemnity Issues**") to the extent such Indemnified Losses results from the waiver, following Closing, of any time limitation, statutory or otherwise, for any Indemnity Issue.

(f) The Vendors will have no liability in connection with Indemnified Losses unless the Purchaser will, prior to the expiry of the Survival Period, have provided the Vendors with a Notice of Claim.

11.4 Responsibility Extends to Legal Costs and Settlement.

Notwithstanding any provision to the contrary contained in this Article 11, references to costs in the liability and indemnification obligations prescribed by Sections 11.1 and 11.2 will be deemed

to include legal (on a solicitor-client basis) and other professional fees and disbursements on a full indemnity basis, and will extend to settlements, satisfactions or other compromises with respect to claims by third Persons for Indemnified Losses.

11.5 Limitations.

Notwithstanding anything herein to the contrary:

(a) the indemnities provided in Sections 11.1 and 11.2 will be reduced on a dollar for dollar basis to the extent that claims for Indemnified Losses are reimbursed to the Person to be indemnified by insurance (net of any increase of insurance premiums paid to or to be paid by the Person to be indemnified that results from such Person making an insurance claim); and

(b) if Indemnified Losses suffered, sustained, paid or incurred by Persons claiming indemnity at any time:

(i) on or before the making of an indemnity payment, are reduced by any Tax benefit or recovery, the amount of such reduction, together with simple interest thereon from the date of payment thereof at the Prime Rate, will be set off and netted against the indemnity payment made by the indemnifying Party to the Person claiming indemnity; and

(ii) following the making of an indemnity payment, may be reduced by any Tax benefit or recovery, then either the Person claiming indemnity or the indemnifying Party will provide written notice of such recoverability to the indemnifying Party or the Person claiming indemnity, as the case may be, whereupon the Parties will attempt to determine the amount of the Tax benefit or recovery. If, within 30 Business Days from delivery of such notice, the relevant Parties are unable to agree on the amount of the Tax benefit or recovery, then any such Party may submit the matter (including the question of whether or not the indemnity payment may be reduced by a Tax benefit or recovery) for prompt determination by the Auditor, whose determination will be final and binding upon the Parties, whereupon the amount of such recovery or benefit (as agreed upon or determined by the Auditor), together with simple interest thereon from the date of the determination (in the manner specified above) of such amount at the Prime Rate, will promptly be paid by the Person claiming indemnity to the indemnifying Party.

11.6 Limitation on Rights or Remedies.

(a) This Article 11 sets forth the sole rights and remedies of each Party and its Additional Indemnitees in connection with: (i) the transactions contemplated herein; and (ii) any act, omission, circumstance or other matter arising out of, resulting from, attributable to or connected with any Agreement Default made by the other Party, and, subject to the fraud of, or wilful misconduct or intentional breach of a covenant by, such other Party, such first mentioned Party and its Additional Indemnitees will have no further right or remedy (whether legal, equitable, fiduciary or in tort) whatsoever, against the other Party, or its Affiliates or their respective directors, officers, servants, agents, advisors or employees.

(b) Subject to the fraud of, or wilful misconduct or intentional breach of a covenant by, the Vendors, their respective Affiliates or their respective shareholders, directors and officers, the Purchaser acknowledges that it will not be entitled to any rights or remedies as against any of the Vendors, their respective Affiliates, or their respective shareholders, directors, officers, servants, agents and employees under applicable Law, including common law or in equity, pertaining to any

Indemnified Losses, in respect of which it is required to indemnify any of the Vendors pursuant to Section 11.2.

(c) Subject to the fraud of, or wilful misconduct or intentional breach of a covenant by, the Purchaser, its Affiliates or their respective shareholders, directors and officers, each of the Vendors acknowledges that it will not be entitled to any rights or remedies as against the Purchaser, its Affiliates, or their respective shareholders, directors, officers, servants, agents and employees under applicable Law, including common law or in equity, pertaining to any Indemnified Losses, in respect of which it is required to indemnify the Purchaser pursuant to Section 11.2.

11.7 Procedure – Indemnities.

Any Person seeking indemnification will give reasonably prompt notice thereof, and in any event within 20 days, to the Person from whom indemnification is sought. If the Person seeking indemnification fails to give such notice, such failure shall not preclude such Person from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the claim or increased the amount of liability or cost of defense. If the Person from whom indemnification is sought pays the indemnified amount to the other Person seeking indemnification, the paying Person will not be responsible for any costs described in Section 11.4 incurred after such payment.

11.8 Indemnification Procedures for Third Party Claims.

(a) In the case of claims made by a third party with respect to which indemnification is sought, the Party seeking indemnification (the "**Indemnified Party**") shall give prompt notice, and in any event within 20 days, to the other Party (the "**Indemnifying Party**") of any such claims made upon it. If the Indemnified Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the claim or increased the amount of liability or cost of defense.

(b) The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 11.8(a), to assume the control of the defence, compromise or settlement of the claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Section in respect of that claim.

(c) Upon the assumption of control of any claim by the Indemnifying Party as set out in Section 11.8(b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the claim at its sole expense, including if necessary, employment of counsel and experts reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party's control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any claim at its own expense. The Indemnifying Party shall not settle any claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld.

(d) The final determination of any claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such claim against the Indemnifying Party.

(e) If the Indemnifying Party does not assume control of a claim as permitted in Section 11.8(b), the Indemnified Party shall be entitled to make such settlement of the claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the claim shall be binding upon the Indemnifying Party.

11.9 No Merger of Legal Responsibilities.

The liabilities and indemnities created in this Article 11 will be deemed to apply to, and will not merge in, all assignments, transfer and other documents conveying any of the Purchased Shares and the Purchased Notes to the Purchaser, notwithstanding the terms of such assignments, transfers and other documents, applicable Law or any rule of law or equity to the contrary, and all such rules are hereby waived.

ARTICLE 12
POST-CLOSING COVENANTS

12.1 Access to Books and Records.

For a period of 6 years from the Closing Date or for such longer period as may be required by Law, the Purchaser will retain all original accounting Books and Records relating to the Business for the period prior to the Closing Date and delivered to it in connection with the completion of the transactions contemplated by this Agreement and will take such precautions as are reasonable to maintain such Books and Records in good condition, but the Purchaser will not be responsible or liable to the Vendor for any accidental loss or destruction of or damage to any such Books and Records that occurs despite the precautions taken by the Vendor. So long as such Books and Records are retained by the Purchaser pursuant to this Agreement, each of the TGF Principal Shareholders will have the reasonable right to inspect and make copies (at its own expense) of them upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Purchaser or TGF Amalco. The Purchaser will have the right to have its representatives present during any such inspection.

12.2 Confidentiality.

(a) After the Closing, each Vendor will keep confidential all information in its possession or under its control relating to UEC, UEC U.S. and the Business (collectively, "**Confidential Information**") and will only disclose such information to its and its affiliates employees, officers and directors (collectively, "**Representatives**") and no Vendor shall or shall permit disclosure by its Representatives unless required by Law, provided that each Vendor will promptly notify the Purchaser thereof, consult with the Purchaser and cooperate with the Purchaser at the Purchaser's expense in any attempt by the Purchaser (in its discretion) to resist or narrow such disclosure or to obtain an order or other assurance that such Confidential Information will be accorded confidential treatment. Notwithstanding the foregoing, for all purposes of this Agreement Confidential Information shall not include information which is or becomes generally available to the public (including information becoming available as a result of its disclosure in the Prospectus) other than as a result of a disclosure by such Vendor in violation of this Agreement;

(b) After Closing, no Vendor will use or otherwise exploit, in whole or in part, directly or indirectly, any of the Confidential Information without the prior written consent of the Purchaser, which consent may be withheld for any reason by the Purchaser.

12.3 Assistance By Vendor.

If at Closing there are any Restricted Rights in respect of which necessary consents, approvals, waivers or modifications have not been obtained, then the Purchaser may waive the closing condition under Section 8.1(a) with respect to such Restricted Rights and instead elect to have the Vendors continue their efforts to obtain any necessary consents, approvals, waivers or modifications.

If the Purchaser waives the condition in Section 8.1(a), elects to have the Vendors continue its efforts to obtain any necessary consents, approvals, waivers or modifications and the Closing occurs, the Vendors shall:

(a) apply for and use Best Efforts to obtain all consents, approvals, waivers or modifications acceptable to the Purchaser acting reasonably; and

(b) take all such actions and do, or cause to be done, all such things at the request of the Purchaser as shall reasonably be necessary in order that the value and benefits of the applicable Restricted Rights shall be preserved and enure to the benefit of the Purchaser.

12.4 Further Assurances.

From time to time after the Closing Date, each Party will at the request of the other execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to carry out the intent of this Agreement and each Ancillary Agreement.

ARTICLE 13
PRIVACY LEGISLATION MATTERS

13.1 Compliance with Applicable Privacy Laws.

(a) The Vendors and TGF acknowledge and confirm that TGF and TGF Opco have complied at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to the Purchaser pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**"). The Vendors and TGF hereby covenant and agree to advise the Purchaser of all purposes for which Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates and all additional purposes where they have notified the individual of such additional purpose, and or disclosure, unless such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual provided however that in such case TGF will have advised the Purchaser of the legislative provisions on which it is relying.

(b) Prior to Closing, none of the Parties will use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of this Transaction.

(c) Each of the Parties acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties will proceed with the Transaction, and

that the disclosure of Personal Information relates solely to the carrying on of the Business, or the completion of the Transaction.

(d) The Purchaser undertakes, after Closing, to utilize the Personal Information only for those purposes for which the Personal Information was initially collected from or in respect of individuals.

(e) The Parties covenant and agree that where the Parties do not complete or proceed with the Transaction, each Party who received Disclosed Personal Information will, if such information is still in the custody of our under the control of such Party, either, at such Party's option, destroy such information or return it to the Party that disclosed it.

ARTICLE 14
GRANT OF AUTHORITY

14.1 Grant of Authority.

(a) In addition to, and without any limitation to, any powers of attorney it may have provided, each Non-Principal Shareholder (each, a "**Grantor**") hereby irrevocably authorizes Tim J. LaFrance in his sole discretion: (a) to act as its representative at the Closing to execute in its name and on its behalf all closing receipts and documents required; (b) to complete or correct any errors or omissions in any form or document including this Agreement or any Ancillary Agreement, provided by the Grantor; (c) to receive on its behalf any cash and certificates representing the Purchase Price Shares delivered under this Agreement and any further common shares of the Purchaser issuable pursuant to Section 3.3; (d) to approve any opinions, certificates or other documents addressed to the Grantor; (e) to waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Grantor and contained in the Agreement or any Ancillary Agreement; and (f) to exercise any rights of termination contained in this Agreement.

(b) In addition to, and without any limitation to, any powers of attorney it may have provided, each TGF Debentureholder (each, a "**Debentureholder Grantor**") hereby irrevocably authorizes Brian LaBerge in his sole discretion: (a) to act as its representative at the Closing to execute in its name and on its behalf all closing receipts and documents required; (b) to complete or correct any errors or omissions in any form or document including this Agreement or any Ancillary Agreement, provided by the Debentureholder Grantor; (c) to receive on its behalf any cash and certificates representing the Purchase Price Shares delivered under this Agreement and any further common shares of the Purchaser issuable pursuant to Section 3.3; (d) to approve any opinions, certificates or other documents addressed to the Debentureholder Grantor; (e) to waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Debentureholder Grantor and contained in the Agreement or any Ancillary Agreement; and (f) to exercise any rights of termination contained in this Agreement.

ARTICLE 15
MISCELLANEOUS

15.1 Notices.

Any notice, direction or other communication given under this Agreement or any Ancillary Agreement will be in writing and given by delivering it or sending it by facsimile:

(a) to any of the Vendors at its address on Schedule 15.1, as applicable.

(b) to TGF at:

Terra Grain Fuels Holdings Inc.
1570, 2002 Victoria Avenue
Regina, Saskatchewan
S4P 0R7

Attention: President
Facsimile: (306) 546-4419

(c) to TGF Opco at:

Terra Grain Fuels Inc.
1570, 2002 Victoria Avenue
Regina, Saskatchewan
S4P 0R7

Attention: President
Facsimile: (306) 546-4419

(d) to the Purchaser at:

Universal Energy Group Ltd.
Suite 1700 Sheppard Avenue West
Toronto, Ontario
M2N 6S6

Attention: President
Facsimile: (416) 981-3085

Any such communication will be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile on the Business Day following the date of confirmed transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice will be sent to such Party at its changed address.

15.2 Time of the Essence.

Time will be of the essence of this Agreement.

15.3 Announcements.

At all times prior to Closing, any press release or public statement or announcement (a "**Public Statement**") with respect to the transaction contemplated in this Agreement will be made only with the prior written consent and joint approval of the Particular Vendors and the Purchaser (the "**Approving Parties**") unless such Public Statement is required by Law or by any stock exchange, in which case the Approving Party required to make the Public Statement will use its Best Efforts to obtain the approval of the other Approving Parties as to the form, nature and extent of the disclosure. After the

Closing, any Public Statement by any of the Vendors will be made only with the prior written consent and approval of the Purchaser unless the Public Statement is required by Law or by any stock exchange, in which case such Vendor will use its Best Efforts to obtain the approval of the Purchaser as to the form, nature and extent of the disclosure.

15.4 Third Party Beneficiaries.

Except as otherwise provided in Section 11.1 and Section 11.2, the Parties intend that this Agreement will not benefit or create any right or cause of action in, or on behalf of, any Person, other than the Parties to this Agreement and no Person, other than the Parties to this Agreement, will be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Purchaser acts as trustee and agent on behalf of each of its Additional Indemnitees and the Vendors act as trustee and agent on behalf of each of their respective Additional Indemnitees and hold for their benefit their rights under Section 11.1 and Section 11.2, as applicable. Each Party agrees that the other Parties may enforce the indemnity for and on behalf of such remaining Additional Indemnitees and, in such event, the Party from whom indemnification is sought will not in any proceeding to enforce the indemnity by or on behalf of such remaining Additional Indemnitees assert any defence thereto based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defence. The Parties to this Agreement reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party to this Agreement, without notice to or consent of that Person, including any Additional Indemnitee.

15.5 Expenses.

Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, investment advisers and accountants) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated herein and therein will be paid by the Party incurring such expenses.

15.6 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement executed by the Parties.

15.7 Waiver.

(a) No waiver of any of the provisions of this Agreement or any Ancillary Agreement will be deemed to constitute a waiver of any other provision (whether or not similar), nor will such waiver be binding unless executed in writing by the Party to be bound by the waiver.

(b) No failure on the part of any Party to exercise, and no delay in exercising any right under this Agreement will operate as a waiver of such right, nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

15.8 Non-Merger.

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge on and will survive the Closing and, notwithstanding such Closing and any investigation made by or on behalf of any Party, will continue in full force and effect. Closing will not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

15.9 Authorship.

The Parties hereto agree that the terms and language of this Agreement and all Ancillary Agreements are the result of negotiations between the Parties and, as a result, there will be no presumption that any ambiguity in this Agreement or any Ancillary Agreement will be resolved against any Party.

15.10 Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated in this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth herein and therein and no Party has relied and is not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement and the Ancillary Agreements. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of this Agreement will govern.

15.11 Successors and Assigns.

(a) This Agreement will become effective when executed by each of the Parties and after that time will be binding upon and enure to the benefit of each Party and its respective heirs, executors, successors and permitted assigns.

(b) Except as provided in this Section 15.11, neither this Agreement nor any of the rights or obligations under this Agreement will be assignable or transferable by any Party without the prior written consent of the other. The Purchaser will be entitled, upon giving notice to the Vendors at any time on or prior to the Closing Date, to assign this Agreement or any of the Purchaser's rights and obligations under this Agreement to any Affiliate of the Purchaser subject to the following conditions:

(i) the assignee will become jointly and severally liable with the Purchaser, as a principal and not as a surety, with respect to all of the representations, warranties, covenants, indemnities and agreements of the Purchaser; and

(ii) the assignee will execute an agreement confirming the assignment and the assumption by the assignee of all obligations of the Purchaser under this Agreement.

(c) For greater certainty, the transfer of the rights and obligations of TGF under this Agreement to TGF Amalco by virtue of the Amalgamation shall not constitute an assignment.

15.12 Severability.

If any provision of this Agreement is determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

15.13 Governing Law.

(a) This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) Each of the Parties irrevocably attorns and submits to the non-exclusive jurisdiction of the Courts of the Province of Ontario.

15.14 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument.

[Signature pages follow]

IN WITNESS WHEREOF the Parties have executed this Acquisition Agreement.

UNIVERSAL ENERGY GROUP LTD.

Per: [redacted]
Name: Mark Silver
Title: President,
Electricity & Gas Marketing

TERRA GRAIN FUELS HOLDINGS INC.

Per: [redacted]
Name:
Title:

TERRA GRAIN FUELS INC.

Per: [redacted]
Name:
Title:

SEMPRA ENERGY TRADING CORP.

Per: [redacted]
Name:
Title:

TGF DEBENTUREHOLDERS:

INVESTMENT SASKATCHEWAN INC.

Per: ______________________
Name:
Title:

FCC VENTURES, A DIVISION OF FARM CREDIT CANADA

Per: ______________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED)

Per: ______________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES)

Per: ______________________
Name:
Title:

PRAIRIE VENTURES LIMITED PARTNERSHIP

Per: ______________________
Name:
Title:

GOLDEN OPPORTUNITIES FUND INC.

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the Parties have executed this Acquisition Agreement.

UNIVERSAL ENERGY GROUP LTD.

Per: ______________________________
Name: Mark Silver
Title: President,
Electricity & Gas Marketing

TERRA GRAIN FUELS HOLDINGS INC.

Per: ______________________________
Name:
Title:

TERRA GRAIN FUELS INC.

Per: ______________________________
Name:
Title:

SEMPRA ENERGY TRADING CORP.

Per: ______________________________
Name:
Title:

TGF DEBENTUREHOLDERS:

INVESTMENT SASKATCHEWAN INC.
by its portfolio manager and lawful attorney Victoria Park Capital Inc.

Per: [redacted]
Name: [redacted] Janet Wightman
Title: [redacted] President and CEO

Per: ______________________________
Name: Laurie Powers, CFO
Title:

FCC VENTURES, A DIVISION OF FARM CREDIT CANADA

Per: ______________________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED)

Per: ______________________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES)

Per: ______________________________
Name:
Title:

PRAIRIE VENTURES LIMITED PARTNERSHIP

Per: ______________________________
Name:
Title:

GOLDEN OPPORTUNITIES FUND INC.

Per: ______________________________
Name:
Title:

IN WITNESS WHEREOF the Parties have executed this Acquisition Agreement.

UNIVERSAL ENERGY GROUP LTD.

Per: ______________________________

Name: Mark Silver
Title: President,
Electricity & Gas Marketing

TERRA GRAIN FUELS HOLDINGS INC.

Per: ______________________________

Name:
Title:

TERRA GRAIN FUELS INC.

Per: ______________________________

Name:
Title:

SEMPRA ENERGY TRADING CORP.

Per: ______________________________

Name:
Title:

TGF DEBENTUREHOLDERS:

INVESTMENT SASKATCHEWAN INC.

Per: ______________________________

Name:
Title:

AVRIO INVESTMENTS INC., as portfolio manager and lawful attorney for

FCC VENTURES, A DIVISION OF FARM CREDIT CANADA

[redacted]

Per: ______________________________

Name: John D. Kennedy
Title: Vice President

SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED)

Per: ______________________________

Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES)

Per: ______________________________

Name:
Title:

PRAIRIE VENTURES LIMITED PARTNERSHIP

Per: ______________________________

Name:
Title:

GOLDEN OPPORTUNITIES FUND INC.

Per: ______________________________

Name:
Title:

IN WITNESS WHEREOF the Parties have executed this Acquisition Agreement.

UNIVERSAL ENERGY GROUP LTD.

Per: ______________________________
Name: Mark Silver
Title: President,
Electricity & Gas Marketing

TERRA GRAIN FUELS HOLDINGS INC.

Per: ______________________________
Name:
Title:

TERRA GRAIN FUELS INC.

Per: ______________________________
Name:
Title:

SEMPRA ENERGY TRADING CORP.

Per: ______________________________
Name:
Title:

TGF DEBENTUREHOLDERS:

INVESTMENT SASKATCHEWAN INC.

Per: ______________________________
Name:
Title:

FCC VENTURES, A DIVISION OF FARM CREDIT CANADA

Per: ______________________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED)

Per: ______________________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES)

Per: ______________________________
Name:
Title:

PRAIRIE VENTURES LIMITED PARTNERSHIP

Per: ______________________________
Name:
Title:

GOLDEN OPPORTUNITIES FUND INC.

[redacted]

Per: ______________________________
Name: DOUG. BANZET
Title: CFO & DIRECTOR

IN WITNESS WHEREOF the Parties have executed this Acquisition Agreement.

UNIVERSAL ENERGY GROUP LTD.

Per: ______________________________

Name: Mark Silver
Title: President,
Electricity & Gas Marketing

TERRA GRAIN FUELS HOLDINGS INC.

Per: ______________________________

Name:
Title:

TERRA GRAIN FUELS INC.

Per: ______________________________

Name:
Title:

SEMPRA ENERGY TRADING CORP.

Per: ______________________________

Name:
Title:

TGF DEBENTUREHOLDERS:

INVESTMENT SASKATCHEWAN INC.

Per: ______________________________

Name:
Title:

FCC VENTURES, A DIVISION OF FARM CREDIT CANADA

Per: ______________________________

Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED)

Per: [redacted]

Name: RANDY BEATTIE ROB DUGUID
Title: PRESIDENT + CEO VICE PRESIDENT

SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES)

Per: [redacted]

Name: RANDY BEATTIE ROB DUGUID
Title: PRESIDENT + CEO VICE PRESIDENT

PRAIRIE VENTURES LIMITED PARTNERSHIP by its general partner PFM [illegible] OPERATIONS INC.

Per: [redacted]

Name: RANDY BEATTIE ROB DUGUID
Title: PRESIDENT + CEO VICE PRESIDENT

GOLDEN OPPORTUNITIES FUND INC.

Per: ______________________________

Name:
Title:

TGF PRINCIPAL SHAREHOLDERS:

ALTFUEL STRATEGIC INVESTMENTS LTD. [redacted]

Per: ______________________
Name: RyAN HIGHLAND
Title: DIRECTOR

VERTEX ENERGY LIMITED

Per: ______________________
Name:
Title:

TGF NON-PRINCIPAL SHAREHOLDERS:

____
PRO-TEST ENERGY LTD.,
by its attorney Tim J. LaFrance

____
RICK FUNK,
by his attorney Tim J. LaFrance

____
NED STUDER,
by his attorney Tim J. LaFrance

____
GLENDA BOURK,
by her attorney Tim J. LaFrance

____
J. DRUMMOND FARMS INC.,
by its attorney Tim J. LaFrance

____
RAYMOND VAN DE WOESTYNE,
by his attorney Tim J. LaFrance

____
MORIN GROUP INC.,
by its attorney Tim J. LaFrance

____
PETER JELLEY,
by his attorney Tim J. LaFrance

____
LEX MINERALS INC.,
by its attorney Tim J. LaFrance

____
TIM WICIJOWSKI,
by his attorney Tim J. LaFrance

____
LARRY WRIGHT,
by his attorney Tim J. LaFrance

____
RON NUGENT,
by his attorney Tim J. LaFrance

TGF PRINCIPAL SHAREHOLDERS:

ALTFUEL STRATEGIC INVESTMENTS LTD.

Per: ______________________________
Name:
Title:

VERTEX ENERGY LIMITED

Per: [redacted]
Name:
Title:

TGF NON-PRINCIPAL SHAREHOLDERS:

[redacted]

PRO-TEST ENERGY LTD.,
by its attorney Tim J. LaFrance

[redacted]

RICK FUNK,
by his attorney Tim J. LaFrance

[redacted]

NED STUDER,
by his attorney Tim J. LaFrance

[redacted]

GLENDA BOURK,
by her attorney Tim J. LaFrance

[redacted]

J. DRUMMOND FARMS INC.,
by its attorney Tim J. LaFrance

[redacted]

RAYMOND VAN DE WOESTYNE,
by his attorney Tim J. LaFrance

[redacted]

MORIN GROUP INC.,
by its attorney Tim J. LaFrance

[redacted]

PETER JELLEY,
by [redacted]

TIM WICIJOWSKI,
by his attorney Tim J. LaFrance

[redacted]

LEX MINERALS INC.,
by its attorney Tim J. LaFrance

[redacted]

LARRY WRIGHT,
by his attorney Tim J. LaFrance

[redacted]

RON NUGENT,
by his attorney Tim J. LaFrance

[redacted]

101072357 SASKATCHEWAN LTD.,
by its attorney Tim J. LaFrance

[redacted]

LOUIS DUFRESNE,
by his attorney Tim J. LaFrance

[redacted]

JIM BAIRD,
by his attorney Tim J. LaFrance

[redacted]

GRANATIER INVESTMENTS (Harvey Granatier),
by his attorney Tim J. LaFrance

[redacted]

MICHAEL LANIGAN,
by his attorney Tim J. LaFrance

[redacted]

DAVE DUNN,
by his attorney Tim J. LaFrance

[redacted]

JOHN RITCHIE,
by his attorney Tim J. LaFrance

[redacted]

DAN MARCE,
by his attorney Tim J. LaFrance

[redacted]

DGM BANK & TRUST INC.,
by its attorney Tim J. LaFrance

[redacted]

COURTLAND MANAGEMENT LTD.,
by its attorney Tim J. LaFrance

[redacted]

1401993 ONTARIO LIMITED,
by its attorney Tim J. LaFrance

[redacted]

MICHAEL SILVER,
by his attorney Tim J. LaFrance

[redacted]

MORLEY SILVER,
by his attorney Tim J. LaFrance

[redacted]

MIKE PILON,
by his attorney Tim J. LaFrance

[redacted]

SHELDON FRIEDLAND,
by his attorney Tim J. LaFrance

[redacted]

GEORGE KRIESER,
by his attorney Tim J. LaFrance

[redacted]

POLAR MOUNTAIN CORP.,
by its attorney Tim J. LaFrance

[redacted]

PERRY WOLFMAN,
by his attorney Tim J. LaFrance

[redacted]

LDL CORP.,
by its attorney Tim J. LaFrance

[redacted]

YEE ON INVESTMENT COMPANY LTD.,
by its attorney Tim J. LaFrance

[redacted]

OWEN MITCHELL,
by his attorney Tim J. LaFrance

[redacted]

MARK SILVER,
by his attorney Tim J. LaFrance

[redacted]

VAN DE HOLDING CO. LTD.,
by its attorney Tim J. LaFrance

[redacted]

KARAL MANAGEMENT LIMITED,
by its attorney Tim J. LaFrance

[redacted]

G-5 MANAGEMENT LTD.,
by its attorney Tim J. LaFrance

[redacted]

SUNDOG SERVICES LTD.,
by its attorney Tim J. LaFrance

[Signature pages for Acquisition Agreement

NATURAL GAS PURCHASE AND SALE AGREEMENT

between

UNIVERSAL GAS & ELECTRIC CORPORATION

and

SEMPRA ENERGY TRADING CORP.

Dated as of February 2, 2007

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
PURCHASE AND SALE OF NATURAL GAS

ARTICLE 3
NOMINATIONS

ARTICLE 4
TAXES

ARTICLE 5
TITLE AND RISK

ARTICLE 6
PAYMENT TERMS

ARTICLE 13
MISCELLANEOUS

NATURAL GAS PURCHASE AND SALE AGREEMENT

This Natural Gas Purchase and Sale Agreement (this "Agreement") is dated as of February 2, 2007 and entered into by and between:

UNIVERSAL GAS & ELECTRIC CORPORATION ("UGE"), a Delaware corporation,

and

SEMPRA ENERGY TRADING CORP. ("Sempra"), a Delaware corporation.

RECITALS

A. UGE is a retail load aggregator and is in the business of supplying Gas to commercial customers in Michigan and such other jurisdictions as UGE's board of directors shall determine and as shall be permitted by the terms hereof.

B. UGE has agreed to engage Sempra to act as UGE's exclusive supplier of Gas on the terms and conditions set forth herein.

C. UGE has agreed to secure all of its obligations to Sempra hereunder by the grant of a First Priority security interest on substantially all of UGE's current and future assets, including all cash and Cash Equivalents, all accounts receivable and all deposit accounts.

D. UGE has agreed that all payments from UGE's customers and the LDCs making payments to UGE shall be paid to a specified lockbox or by wire transfer to specified blocked accounts under the control of Sempra, from which amounts shall be paid first to Sempra in satisfaction of payments due hereunder and any excess amounts then paid to UGE.

In consideration of the premises and in order to induce Sempra to enter into the Transaction with UGE and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each of the Parties, UGE and Sempra hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals to this Agreement, the following terms have the meanings set forth below:

"Affiliate", as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person or that is related to such Person by birth or marriage. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

"Asset Sale" means the sale by UGE to any Person of (i) substantially all of the assets of any division or line of business of UGE or (ii) any other assets (whether tangible or intangible) of UGE (other than (A) inventory sold in the ordinary course of business and (B) any other assets to the extent that the aggregate value of such assets sold in any single transaction or related series of transactions is equal to or less than $50,000).

"Assignment Agreement" means an agreement dated as of the Closing Date in substantially the form attached as Exhibit E hereto with any changes thereto or in such other form as may be satisfactory to Sempra in the exercise of its sole discretion, as amended, restated, modified, or otherwise supplemented on or after the Closing Date.

"Bank" means The Bank of Nova Scotia.

"Base Price" has the meaning assigned to such term in Section 2.4.

"Blocked Accounts" means the United States dollar deposit account [redacted] with the Bank at the Bank's Markham, Ontario branch, which account shall be in the name of UGE but subject to the control of Sempra in accordance with the Blocked Account Agreement.

"Blocked Account Agreement" means an agreement dated as of the Closing Date in substantially the form attached as Exhibit A hereto with any changes thereto or in such other form as may be satisfactory to Sempra in the exercise of its sole discretion, as amended, restated, modified, or otherwise supplemented on or after the Closing Date.

"Budget" has the meaning assigned to such term in Section 10.1(g)(v).

"**Business Day**" shall mean a calendar day other than a Saturday, Sunday or statutory or banking holiday in New York, New York or Toronto, Ontario.

"**Capital Lease**", as applied to any Person, means any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is accounted for as a capital lease on the balance sheet of that Person.

"**Cash Equivalents**" means, as at any date of determination, (i) marketable securities (A) issued or directly and unconditionally guaranteed as to interest and principal by the Government of the United States or the Government of Canada or (B) issued by any agency of the United States or Canada the obligations of which are backed by the full faith and credit of the United States or Canada, in each case maturing within one year after such date; (ii) marketable direct obligations issued by: (A) any state of the United States or any political subdivision of any such state; (B) any province Canada or any political subdivision of any such province; or (C) or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, the highest rating obtainable from either S&P or Moody's; (iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year after such date and issued or accepted by any lender or by any commercial bank listed in Schedule I to the *Bank Act* (Canada) or any major money-center United States commercial bank; and (v) shares of any money market mutual fund that (A) has at least 95% of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (C) has net assets of not less than $500,000,000, and (C) has the highest rating obtainable from either S&P or Moody's.

"**Change in Control**" means, with respect to UGE: if, at any time of the determination thereof, UEGL or Universal shall cease to own or control, directly or indirectly, 100% of the Equity Interests in UGE.

"**Closing Date**" has the meaning assigned to such term in Section 8.1.

"**Collateral**" shall have the meaning ascribed to such term in the Security Agreement.

"**Collateral Documents**" means the Security Agreement, the Blocked Account Agreement, the UEGL Pledge Agreement, the UEGL Guarantee, the Universal Pledge Agreement, the Universal Guarantee and all other instruments or documents delivered pursuant to this Agreement or otherwise in order to grant

to Sempra a Lien on any real, personal or mixed property of UGE as security for the obligations secured pursuant to the Security Agreement.

"**Contingent Obligation**", as applied to any Person, means any direct or indirect liability, contingent or otherwise, of that Person (i) with respect to any Indebtedness, lease, dividend or other obligation of another if the primary purpose or intent thereof by the Person incurring the Contingent Obligation is to provide assurance to the obligee of such obligation of another that such obligation of another will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof, or (ii) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings, or (iii) under any hedge agreements. Contingent Obligations shall include (A) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another, (B) the obligation to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement, and (C) any liability of such Person for the obligation of another through any agreement (contingent or otherwise) (1) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (2) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclauses (1) or (2) of this sentence, the primary purpose or intent thereof is as described in the preceding sentence. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if less, the amount to which such Contingent Obligation is specifically limited.

"**Contract Price**" shall mean the price in United States dollars per MMBtu to be paid by UGE to Sempra for Gas purchased and sold hereunder.

"**Contract Quantity**" shall have the meaning set forth in Section 2.3.

"**Contract Year**" shall mean each successive 12-month period during the term hereof with the initial Contract Year commencing on the date first written above, each subsequent Contract Year commencing on the annual anniversary of such date and the final Contract Year ending on the date of termination hereof.

"**Contractual Obligations**", as applied to any Person, means any provision of any Securities issued by that Person or of any material indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that

Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

"**Customer-Equivalents**" means the aggregate of the following calculations for each relevant Gas customer and, to the extent UGE ever commences marketing electric energy, electric energy customer that enters into a commodity supply contract with UGE during any relevant period:

For each such customer, the greater of:

(i) one (1); or

(ii) an amount equal to:

(A) with respect Gas customers:

(I) the average amount of Gas per month (expressed in gigajoules) consumed by that customer during the shorter of the number of months that customer has been a customer of UGE or the previous twelve (12) months; multiplied by

(II) twelve (12);

which product of (I) and (II) shall be rounded upwards or downwards, as the case may be, to the nearest multiple of one hundred six (106) and then divided by one hundred six (106); and

(B) with respect to electric energy customers:

(I) the average amount of electric energy per month (expressed in kilowatts) consumed by that customer during the shorter of the number of months that customer has been a customer of UGE or the previous twelve (12) months; multiplied by

(II) twelve (12)

which product of (I) and (II) shall be rounded upwards or downwards, as the case may be, to the nearest multiple of ten thousand (10,000) and then divided by ten thousand (10,000);

provided, that where a customer is both a Gas customer and an electric energy customer, its Customer Equivalent for both commodities shall be included in such calculation.

"**Customer Load**" means, with respect to a customer of UGE, the Gas load requirements of that customer.

"**Defaulting Party**" shall have the meaning set forth in Section 11.1.

"**Delivery Point**" shall mean the point or points where delivery and receipt of Gas is to take place, as agreed to by Sempra and UGE in accordance with this Agreement.

"**Electricity Swap**" shall refer to any swap, contract for differences, option or other transaction in respect of electric energy including any transaction under the Universal Swap Agreement or the UELP Swap Agreement.

"**EPT**" means eastern prevailing time.

"**Equity Interests**" means (I) with respect to a corporation, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including all common stock and preferred stock, or warrants, options or other rights to acquire any of the foregoing and (II) with respect to a partnership, limited liability company or similar Person, any and all units, interests, rights to purchase, warrants, options, or other equivalents of, or other ownership interests in, any such Person.

"**First Priority**" means, with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that (I) such Lien is perfected and has priority over any other Lien on such Collateral and (II) such Lien is the only Lien (other than Permitted Liens) to which such Collateral is subject.

"**Fiscal Quarters**" means the fiscal quarters of UGE ending on March 31, June 30, September 30 and December 31 of each calendar year.

"**Fiscal Year**" means the fiscal year of UGE ending on September 30 of each calendar year.

"**Force Majeure**" means an occurrence or event not reasonably within the control of the affected Party and which by the exercise of due diligence of such Party could not have been prevented or overcome, including the following: (ii) physical events such as acts of God, landslides, lightning, earthquakes, fires, storms or storm warnings, such as hurricanes, which result in evacuation of the affected area, floods, washouts, explosions, breakage or accident or necessity of repairs to machinery or equipment or lines of pipe; (iii) weather related events

affecting an entire geographic region, such as low temperatures which cause freezing or failure of wells or lines of pipe; (iv) interruption of firm transportation and/or storage by Transporters; (v) acts of others such as strikes, lockouts or other industrial disturbances, riots, sabotage, insurrections or wars; and (vi) governmental actions such as necessity for compliance with any court order, law, statute, ordinance, or regulation promulgated by a Governmental Entity having jurisdiction.

"**Free Cash**" means for any period, UGE's operating cash flow for such period net of any liabilities that are past due minus any cash flows associated with investing activities during such period (*e.g.*, capital expenditures) and minus any cash flows associated with financing activities during such period (*e.g.*, debt repayments), all as evidenced in UGE's financial statements for such period prepared in accordance with GAAP.

"**GAAP**" means generally accepted accounting principles in the United States approved by the Financial Accounting Standards Board.

"**Gas**" means merchantable natural gas comprised of a mixture of hydrocarbons and non-combustible gases in a gaseous state consisting primarily of methane that meets the specifications of the relevant Transporters in effect at the time the natural gas is delivered, including quality, temperature and pressure.

"**Gas Daily**" means the publication *Gas Daily*, as published by Platts, a division of The McGraw Hill Companies, Inc., or any successor publication thereto.

"**Gas Day**" means, with respect to a delivery of Gas, a period of 24 consecutive hours of Gas flow, coextensive with a "Gas Day," "Flow Day," "Gas Flow Day" or equivalent term, as defined in the tariff of the Transporter in respect of such Gas.

"**Gas Settlement Date**" means, with respect to Gas delivered in accordance with this Agreement, the 25th calendar day of the calendar month following the month of such delivery.

"**Gas Transaction**" means a purchase and sale of Gas to be performed pursuant to this Agreement, as evidenced by a Nomination Notice.

"**Governmental Entity**" means (I) any international, multinational, national, federal, provincial, state, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (II) any subdivision or authority of any of the above, (III) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, and (IV) any stock exchange.

"GST" shall have the meaning set forth in Section 4.2 hereof.

"Held Margin Amount" shall have the meaning set forth in Section10.3.

"Indebtedness", as applied to any Person, means (I) all indebtedness for borrowed money, (II) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with GAAP, (III) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money, (IV) any obligation owed for all or any part of the deferred purchase price of property or services, which purchase price is (1) due more than six months from the date of incurrence of the obligation in respect thereof or (2) evidenced by a note or similar written instrument, and (v) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person.

"Investment" means (I) any direct or indirect purchase or other acquisition by a Person of, or of a beneficial interest in, any Securities of any other Person, (II) any direct or indirect loan, advance (other than advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by a Person to any other Person, including all indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business, or (III) any interest rate agreements or currency agreements.

"IPO Date" the closing date of the initial public offering of UEGL.

"LDC" means the local distribution company responsible for delivering Gas to UGE's customers in a particular geographic area.

"LDC Citygate" means the delivery point for the distribution system of the applicable LDC.

"LIBOR" means, for any day, the rate per annum equal to the London Interbank Offered Rate that appears in the "Money Rates" section of *The Wall Street Journal* on that day.

"Lien" means (I) any mortgage, charge, pledge, hypothecation, security interest, assignment by way of security, encumbrance, lien (statutory or otherwise), hire purchase agreement, conditional sale agreement, deposit arrangement, title retention agreement or arrangement, or any assignment, arrangement or condition that in substance secures payment or performance of an obligation, (II) any trust arrangement, (III) any arrangement which creates a right of set-off out

of the ordinary course of business, (IV) any option, warrant, right or privilege capable of becoming a transfer, sale, assignment, exchange, gift, donation or other disposition of Securities where possession, legal title, beneficial ownership or the economic risk or return associated with such Securities passes directly or indirectly from one Person or to another to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (V) any agreement to grant any such rights or interests.

"**Lockbox**" means a lockbox to be established by UGE at the Bank forthwith after request by, and on terms and conditions acceptable to, Sempra.

"**Margin Determination Day**" shall have the meaning set forth in Section10.3.

"**Material Adverse Effect**" means (I) a material adverse effect upon the business, operations, properties, assets, condition (financial or otherwise) of UGE, UELP or Universal or (II) the impairment of the ability of (1) Sempra to enforce its rights and remedies under the Transaction Documents or (2) UGE or Universal to perform its respective obligations thereunder.

"**Moody's**" means Moody's Investors Service, Inc. or its successor.

"**Net Settlement Amount**" shall have the meaning set forth in Section 11.3.

"**New Supplier Guaranty**" shall have the meaning assigned to it in Section 10.2(c).

"**Nomination Notice**" shall have the meaning set forth in Section 3.1(a).

"**Non-Defaulting Party**" shall have the meaning set forth in Section 11.1.

"**Non-Performing Party**" shall have the meaning set forth in Section 11.4.

"**Notional Exposure Amount**" shall have the meaning set forth in Section 10.2(t).

"**Organizational Documents**" means, with respect to any Person, the certificate of incorporation, charter, by-laws, certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement, operating agreement, joint venture agreement, or other similar organizational instrument or document governing such Person.

"**Outstanding Margin Amount**" shall have the meaning set forth in Section 10.3.

"**Parties**" means UGE and Sempra and "**Party**" means either one of them.

"**Performing Party**" shall have the meaning set forth in Section 11.4.

"Permitted Liens" means following types of Liens (excluding any Lien expressly prohibited by any applicable terms of any of the Transaction Documents):

(a) Liens for taxes, assessments or governmental charges or claims the payment of which is not, at the time, required by Section 10.1(a);

(b) statutory Liens of landlords, statutory Liens of banks, statutory Liens of carriers, warehousemen, mechanics, repairmen, workmen and materialmen, and other Liens imposed by law, in each case incurred in the ordinary course of business (i) for amounts not yet overdue or (ii) for amounts that are overdue and that (in the case of any such amounts overdue for a period in excess of 5 days) are being contested in good faith by appropriate proceedings, so long as (A) such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made for any such contested amounts, and (B) in the case of a Lien with respect to any portion of the Collateral, such contest proceedings conclusively operate to stay the sale of any portion of the Collateral on account of such Lien;

(c) deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of statutory obligations, bids, leases, government contracts, trade contracts, and other similar obligations (exclusive of obligations for the payment of borrowed money), so long as no foreclosure, sale or similar proceedings have been commenced with respect to any portion of the Collateral on account thereof;

(d) licenses, leases or subleases granted to third parties in accordance with any applicable terms of the Collateral Documents and not interfering in any material respect with the ordinary conduct of the business of UGE or resulting in a material diminution in the value of any Collateral as security for the obligations secured pursuant to the Security Agreement;

(e) easements, rights-of-way, restrictions, encroachments, and other minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of UGE's business or result in a material diminution in the value of any Collateral as security for the obligations secured pursuant to the Security Agreement;

(f) any (i) interest or title of a lessor or sublessor under any lease not prohibited by this Agreement, (ii) Lien or restriction that the interest or title of such lessor or sublessor may be subject to, or (iii) subordination of the interest of the lessee or sublessee under such lease to any Lien or

restriction referred to in the preceding clause (ii), so long as the holder of such Lien or restriction agrees to recognize the rights of such lessee or sublessee under such lease;

(g) Liens arising from filing financing statements relating solely to leases not prohibited by this Agreement;

(h) any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property;

(i) Liens granted pursuant to the Collateral Documents;

(j) Liens securing obligations (other than obligations representing Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of UGE's business;

(k) Liens created in connection with secured debt in aggregate not to exceed $50,000, created or assumed to finance any part of the purchase price of tangible personal property; and

(l) a single Silent Second Lien created by UGE in accordance with Section 10.2(c) (with a third-party commodity supplier to a New Supply Affiliate as the holder of such Silent Second Lien) after June 30, 2010 to secure the obligations of UGE arising under a New Supplier Guaranty.

"**Person**" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have similarly extended meaning.

"**Proceeding**" means any action, suit, proceeding (whether administrative, judicial or otherwise and including any regulatory proceeding), governmental investigation or arbitration.

"**Replacement Price**" shall have the meaning assigned to it in Section 11.4(c).

"**S&P**" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., or its successor.

"**Sales Price**" shall have the meaning assigned to it in Section 11.4(c).

"**Schedule**" means the act of Sempra, UGE or any relevant Transporter notifying, requesting and confirming in writing to each other the quantity of Gas to be delivered pursuant to this Agreement on any Business Day.

"**Securities**" means:

(a) a document that is (i) issued in bearer, order or registered form, (ii) of a type commonly dealt in upon securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, (iii) one of a class or series or by its terms is divisible into a class or series of documents, and (iv) evidence of a share, participation or other interest in property or in any enterprise or is evidence of an obligation of the issuer and includes an uncertificated security; and

(b) a share, participation or other interest in a Person.

"**Security Agreement**" means the agreement dated as of the Closing Date in substantially the form attached hereto as Exhibit B with any changes thereto as may be satisfactory to Sempra in the exercise of its sole discretion, as amended, restated, modified, or otherwise supplemented on or after the Closing Date.

"**Settlement Amount**" shall have the meaning set forth in Section 11.3 hereof.

"**Silent Second Lien**" means a Lien that is second in priority (aside from statutory liens) to the security interest of a First Priority Lien-holder and in respect of which the holder thereof has agreed to, among other things, certain restrictions on the exercise of its rights by entering into an intercreditor agreement with the relevant pledgor and the holder of the First Priority Lien, which agreement shall be substantially similar to the intercreditor agreement attached hereto as Annex 1.

"**Subsidiary**", with respect to any Person, means any corporation, partnership, trust, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the members of the board of directors or similar governing body is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

"**Taxes**" shall have the meaning set forth in Section 4.1 hereof.

"**Termination Event**" shall have the meaning set forth in Section 11.1 hereof.

"**Transaction**" means the transactions contemplated in this Agreement.

"**Transaction Documents**" means this Agreement and all confirmations evidencing the terms of Gas Transactions hereunder, the Assignment Agreement, the Collateral Documents and each other agreement that may be entered into by the parties hereto in connection with the Transaction (in each case, as such agreement may be amended, restated, modified or otherwise supplemented on or after the date hereof).

"**Transporter**" means a natural gas pipeline company through the facilities of which Gas to be purchased or sold hereunder is delivered, received or stored.

"**Transportation Costs**" means Transporter demand and capacity charges and all the variable costs incurred by Sempra as principal or agent for delivering or storing Gas in accordance with this Agreement, including fuel shrinkage or losses, commodity costs and any other charges made in accordance with any relevant tariffs approved by the applicable Governmental Entity.

"**UEGL**" means Universal Energy Group Ltd., a Canada Corporation and the ultimate parent of UGE.

"**UEGL Guarantee**" means the unlimited guarantee to be delivered by UEGL to Sempra on the Closing Date in the form of Exhibit C hereto.

"**UEGL Pledge Agreement**" means the securities pledge agreement to be delivered by UEGL to Sempra on the Closing Date in the form of Exhibit D hereto.

"**UEGL's Counsel**" means Burnet, Duckworth & Palmer LLP.

"**UELP**" means Universal Energy Limited Partnership, an Ontario limited partnership, an Affiliate of UGE.

"**UELP Agreements**" means the UELP Gas Agreement and the UELP Swap Agreement.

"**UELP Gas Agreement**" means any agreement containing the terms on which Sempra shall sell Gas to UELP in the future and, in particular, that certain Natural Gas Purchase and Sale Agreement, as it may be amended from time to time, containing terms substantially similar to the terms contained in this agreement, proposed to be entered into between UELP and Sempra as soon as UELP is granted certain requisite regulatory licenses in the province of Ontario.

"**UELP Swap Agreement**" means any agreement containing the terms on which Sempra shall enter into Electricity Swaps with UELP in the future and, in

particular, that certain Electricity Swap Master Agreement, as it may be amended from time to time, containing terms substantially similar to the terms contained in the Universal Swap Agreement, proposed to be entered into between UELP and Sempra as soon as UELP is granted certain requisite regulatory licenses in the province of Ontario.

"UGE's Counsel" means Miller, Canfield, Paddock and Stone PLC.

"Universal" means Universal Energy Corporation, an Ontario corporation, an Affiliate of UGE.

"Universal Agreements" means the Universal Gas Agreement and the Universal ~~Swap Agreement.~~

"Universal Gas Agreement" means that certain Amended and Restated Natural Gas Purchase and Sale Agreement dated as of February 2, 2007, as amended from time to time, between Universal and Sempra.

"Universal Swap Agreement" means that certain Amended and Restated Electricity Swap Master Agreement dated as of February 2, 2007, as amended from time to time, between Universal and Sempra.

"Universal Guarantee" means the unlimited guarantee to be delivered by Universal to Sempra on the Closing Date in the form of Exhibit F hereto.

"Universal Pledge Agreement" means the securities pledge agreement to be delivered by Universal to Sempra on the Closing Date in the form of Exhibit G hereto.

"Universal's Counsel" means Michael Silver.

1.2 References

(a) References in this Agreement to "this Agreement", "hereof", "hereto" or "hereunder" and similar expressions mean and refer to this Agreement and not to any particular provision of this Agreement and includes every instrument supplemental or ancillary thereto.

(b) References in this Agreement to Articles or Sections are to Articles or Sections in or to this Agreement, unless otherwise stated.

(c) References to "including" means including, without limitation, and "includes" and other derivatives thereof shall have corresponding meanings.

(d) In computation of periods of time in this Agreement from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding".

1.3 Headings and Division

The division of this Agreement into Articles and Sections and the provision of headings in this Agreement are inserted for convenience of reference only and shall not affect the construction or the interpretation of this Agreement.

1.4 Included Words

In this Agreement, words importing the singular shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neuter genders, all as may be applicable by the context.

1.5 Conflict between this Agreement and any Confirmation

In the event of a conflict between the terms and conditions of this Agreement and the terms and conditions of any Gas Transaction, as may be evidenced by a confirmation, the provisions in the confirmation shall govern except with respect to matters described in Articles 11 and 12 hereof in respect of which the provisions in this Agreement shall govern.

1.6 References to Agreements or Statutes

Any reference in this Agreement to an agreement shall, unless the context otherwise requires, mean and refer to such agreement as modified, amended, restated or supplemented from time to time, and a reference to any statute is a reference to that statute and any regulations made pursuant thereto as re-enacted, varied, amended, modified, supplemented or replaced from time to time.

1.7 Currency; Unit Conversions

All references to currency in this Agreement are, unless otherwise expressly specified, deemed to mean currency of the United States. For the avoidance of doubt, "CDN$" shall refer to Canadian dollars. For the purpose of any conversion of gigajoules to MMBTus required herein, 1.053 gigajoules shall equal one MMBtu.

ARTICLE 2
PURCHASE AND SALE OF NATURAL GAS

2.1 Nature of the Agreement

This Agreement establishes standard, binding terms and conditions governing all Gas Transactions between Sempra, as seller of Gas, and UGE, as buyer of Gas. Each Gas Transaction shall constitute a part of this Agreement and all Gas Transactions, together with this Agreement and the Transaction Documents (which are hereby

incorporated herein in their entirety by reference) shall constitute a single agreement. Each Gas Transaction is entered into in reliance on the fact that this Agreement and all Gas Transactions entered into hereunder constitute a single agreement. Any reference contained herein, or in any other agreement or document that is intended to refer to this Agreement is hereby deemed by the Parties to be a reference to this Agreement as supplemented by any Gas Transactions and the provisions of the Transaction Documents. For the avoidance of doubt, the contract price of the remaining contract quantity of Gas to be delivered in respect of each Gas Transaction with Sempra assigned to UGE from Universal pursuant to the Assignment Agreement, shall be the price agreed-to between Universal and Sempra pursuant to the terms of the Universal Gas Agreement as in effect at the time such Gas Transaction was originally entered-into and as set forth in any confirmation evidencing each such Gas Transaction.

2.2 Exclusive Supply

UGE hereby agrees that Sempra will be UGE's exclusive supplier of Gas and that UGE will not purchase Gas from any other Person during the term of this Agreement, except as permitted pursuant to Section 10.2(a).

2.3 Contract Quantity

Subject to provisions otherwise in this Agreement, each day during the term of this Agreement, provided Sempra receives UGE's Nomination Notice in accordance with the timing requirements set forth in Section 3.1, UGE shall purchase and receive from Sempra, and Sempra shall sell and deliver to UGE, at the Delivery Points specified with respect to any applicable Gas Transactions, the quantity of Gas indicated with respect to that day in the Nomination Notices applicable to that day (the "Contract Quantity"), as balanced by the relevant LDCs, to satisfy the requirements of UGE's Customer Load for that day in accordance with the terms and conditions of this Agreement.

2.4 Contract Price

(a) For each Gas Transaction hereunder that acts as a hedge of Sempra's market price risk with respect to a transaction in respect of Gas entered into by Sempra with a third party on terms negotiated by UGE with that third party and acceptable to Sempra (that gas transaction a "Sleeve Transaction"), the Contract Price per gigajoule shall be equal to the sum of the following amounts:

(i) the fixed price actually paid or received by Sempra, per MMBtu, under such Sleeve Transaction (the "Base Price"); plus

(ii) all actual related risk management and delivery expenses incurred by Sempra with respect to the Gas Transaction or the related Sleeve Transaction, including brokerage commissions, interest costs for

required cash margin or other collateral posted in connection with the Gas Transaction or the related Sleeve Transaction, costs for breaking and/or replacing any hedge, delivery charges, and similar costs and expenses incurred by Sempra divided by the Contract Quantity associated with such Transaction to determine the per MMBtu amount of such costs, expenses and charges; plus

(iii) [redacted] of the Base Price.

(b) For each Gas Transaction that does not act as a hedge of Sempra's market price risk with respect to a Sleeve Transaction, a price mutually agreed between UGE and Sempra; *provided* that, when UGE requests that Sempra offer a price quote in respect of such a proposed Gas Transaction, Sempra shall act in good faith to offer a commercially reasonable price based on Sempra's assessment of the then-prevailing market.

2.5 Firm Basis

All purchases and sales of Gas made pursuant to all Gas Transactions under this Agreement shall be made on a firm basis in accordance with the operating tariff of each applicable LDC.

ARTICLE 3
NOMINATIONS

3.1 Gas Nomination

(a) To make a purchase of Gas hereunder and to enable Sempra to make Transporter nominations for UGE in accordance with the provisions hereof, UGE shall provide to Sempra, in writing and at or prior to the time specified, the following nominations (each a "**Nomination Notice**"):

(i) by 9:00 a.m. EPT on the second to last Business Day prior to physical Gas flow for the next ensuing delivery month, UGE's monthly baseload nomination for any Gas to be purchased by UGE from Sempra for that next ensuing delivery month; and

(ii) by 9:00 a.m. EPT on the Business Day prior to physical Gas flow for any day during the term of this Agreement for which UGE requires additional quantities of Gas from Sempra, UGE's nomination for Gas to be purchased by UGE from Sempra for that day, which non-baseload purchases of Gas shall be for an equal and rateable volume of Gas for each Gas Day until the next Business Day.

(b) Sempra shall perform all Transporter nominations for UGE based on the Nomination Notice submitted by UGE to Sempra; provided that UGE shall, to the extent necessary, perform all nominations behind LDC Citygates.

(c) Sempra will act as (i) UGE's agent, or (ii) when required by a particular Transporter and agreed to by Sempra (in Sempra's sole discretion), principal, in respect of Transporter capacity required to service UGE's Customer Loads. Accordingly, UGE will either release Transporter capacity to Sempra, or appoint Sempra to act as UGE's agent in respect of all Transporter capacity held by UGE on the Closing Date and at any time after the Closing Date so long as this Agreement is in force. UGE will also provide to Sempra instructions regarding any additional capacity required for monthly or seasonal periods sufficient to enable Sempra to locate and acquire such capacity in a timely and efficient manner. Sempra will then acquire such additional Transporter capacity, as directed by and as agent for UGE, provided that UGE has agreed to pay the demand charges with respect thereto.

(d) UGE (the "**Indemnitor**") hereby agrees to indemnify, defend, save and hold harmless each of Sempra and any third party acting on Sempra's behalf, and each of their respective directors, officers, employees, shareholders, partners, counsel, auditors, accountants, agents, advisors and other representatives and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the "**Indemnitee**"), from and against any and all losses, liabilities, fines, penalties, claims and actions of any kind including reasonable legal fees and expenses and costs of court and any imbalance or other penalties or charges imposed by any Transporter or LDC (collectively, "Damages") which are caused by, arise from, are incurred in connection with or relate in any way to the services described in clauses (b) and (c) of this Section 3.1 to be provided to UGE by Sempra or any Indemnitee; provided, however, this indemnity shall not apply to such Damages caused by the gross negligence or willful misconduct of such Indemnitee.

3.2 Imbalance Penalties

Each Party shall notify the other Party as promptly as reasonably practicable of any change in the quantity or rate at which such Party will be able to deliver or receive Gas hereunder. The Parties agree to cooperate immediately to adjust the Gas nominations as necessary to bring deliveries and receipts into balance so that penalties are avoided or minimized as much as possible. Any imbalance between the quantity of Gas Scheduled for delivery and received on any day and the quantity actually delivered and received on that day shall be corrected as promptly as reasonably practicable, but

in no event later than the time required by the applicable Transporter's tariff. Each Party shall promptly notify the other Party of any notice it receives from a Transporter of any imbalance or penalty. UGE shall be responsible for and, to the extent necessary, shall reimburse Sempra for any imbalance penalties or costs other than resulting from Sempra's gross negligence or willful misconduct.

3.3 Transportation Costs

UGE shall be responsible for and, to the extent necessary, shall reimburse Sempra for all Transportation Costs. Upon a written request made by UGE, Sempra will provide UGE with documentary evidence of any Transportation Costs.

ARTICLE 4
TAXES

4.1 Taxes Generally

UGE shall be responsible for all taxes and environmental costs, including emission allowances, generation, gross receipts, excise, *ad valorem*, sales, transmission, utility, Btu or energy, importation, goods and services, value added and similar or different taxes and governmental charges, levies, licenses, fees, permits and assessments, or increases therein, imposed on or in respect of the purchase and sale of Gas hereunder (collectively "Taxes"). Both Parties shall use reasonable efforts to administer this Agreement in accordance with their intent to minimize Taxes.

4.2 GST

The Contract Price does not include any amounts payable by UGE for the good and services tax ("GST") imposed pursuant to the *Excise Tax Act* (Canada) or any similar or replacement value added or sale or use tax enacted under successor legislation. UGE will pay Sempra the amount of GST payable for the purchase of Gas in addition to all other amounts payable under this Agreement. Sempra will hold the GST paid by UGE and will remit such GST as required by law. UGE and Sempra will provide each other with the information required to make such GST remittance or claim any corresponding input tax credits, including GST registration numbers. In the event that any amount becomes payable pursuant to this Agreement as a result of a breach, modification or termination of this Agreement, the amount payable shall be increased by any applicable Taxes or GST remittable by the recipient in respect of that amount.

ARTICLE 5
TITLE AND RISK

5.1 Title and Risk of Loss

Title to and risk of loss of Gas shall pass when such Gas is delivered from Sempra to UGE at the Delivery Point. Sempra, before the Delivery Point, and, UGE, at

and after the Delivery Point, shall have exclusive control and possession of such Gas and shall be responsible for any injury or damage caused thereby.

5.2 Warranties

Sempra warrants that it will transfer to UGE good title to Gas delivered hereunder, free and clear of all liens, claims and encumbrances arising or attaching prior to the Delivery Point and that the sale by Sempra is in compliance with all applicable laws and regulations. SEMPRA DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE.

5.3 Indemnity

Sempra agrees to indemnify UGE and save UGE harmless from all losses, liabilities or claims including reasonable legal fees and costs of court, from any and all Persons, arising from or out of claims of title, personal injury or property damage from said Gas or other charges thereon which attach before title passes to UGE. UGE agrees to indemnify Sempra and save Sempra harmless from all losses, liabilities or claims including reasonable legal fees and costs of court, from any and all Persons, arising from or out of claims regarding payment, personal injury or property damage from said Gas or other charges thereon which attach after title passes to UGE.

ARTICLE 6
PAYMENT TERMS

6.1 Invoices

Sempra shall deliver an invoice to UGE each calendar month. Each such invoice shall itemize all amounts owed by UGE hereunder, including amounts owed in connection with purchases of Gas during the previous calendar month, any imbalance penalties or Transportation Costs and any other applicable charges; *provided*, however, that any failure by Sempra to deliver an invoice to UGE shall not in any way affect UGE's obligation to pay such amounts or the timing of the payment of such amounts. If the actual quantity delivered is not known by the billing date, billing will be prepared based on the quantity of Gas nominated by Sempra for delivery. The invoiced quantity will then be adjusted to the actual quantity on the following month's invoice or as soon thereafter as actual delivery information is available.

6.2 Payment Terms

Subject to Section 6.9, UGE shall pay Sempra the full amount of an invoice delivered by Sempra to UGE on or before the Gas Settlement Date by wire transfer of immediately available funds in United States dollars for Gas Transactions designated in United States dollars and in Canadian dollars for Gas Transactions designated in Canadian dollars to accounts designated by Sempra. If UGE, in good faith, disputes the

amount of any invoice or any part thereof, UGE shall notify Sempra of the reasons for its dispute and provide supporting documentation with respect to the amount disputed. UGE shall, nevertheless, pay the entire amount of the invoice within the time specified in this Section 6.2 for payment. Any disputed amount which is determined to be due to UGE shall be paid to UGE by Sempra within 10 days of the determination. UGE shall have no rights to dispute the accuracy of any invoice or payment after a period of two (2) years from the date on which the first invoice was delivered for a specified Transaction.

6.3 Interest

An entire invoice shall be paid when due. If UGE fails to remit the full amount payable by it when due, interest on the unpaid portion shall accrue from the date due until the date of payment at a rate equal to the lesser of (i) overnight LIBOR, plus two percent per annum, compounded monthly; or (ii) the maximum applicable lawful interest rate.

6.4 Payments on Termination

Notwithstanding anything contained herein to the contrary, all amounts due hereunder shall become immediately due and payable upon the occurrence of a Termination Event.

6.5 Payment Netting

Payments owing by each Party to the other Party on any day shall be netted so that only the net amount shall be paid by the Party having the greater payment obligation to the other Party on such day and only the net amount is considered to be due and owing; provided that no payment required to be made pursuant to the terms of any credit support document or agreement shall be subject to netting under this or any other provision of the Agreement. Furthermore, Sempra shall have the right to set off any amount owed by it to UGE under this Agreement or otherwise against any amount owed by UGE to Sempra under this Agreement or otherwise.

6.6 General Provisions Relating to Payment

Any payments due and payable hereunder on a day which is not a Business Day shall be due on the next Business Day. Any amount due hereunder shall be payable immediately unless otherwise specified.

6.7 Other Rights

Each Party reserves to itself all rights, set-offs, counterclaims and other defences which it is or may be entitled to at law. These rights shall extend to any amounts for deliveries and receipts of Gas which have been completed but which have not been reflected in an invoice.

6.8 Deposits from Lockbox

Each day from and after the Closing Date until such time as a Termination Event occurs, UGE shall direct the Bank to deposit all amounts received in the Lockbox into the applicable Blocked Accounts.

6.9 Withdrawals from Blocked Accounts

During the term of this Agreement, UGE shall not have the right to withdraw funds from the Blocked Accounts. On the Gas Settlement Date for each month, the Bank shall withdraw all funds from the Blocked Accounts and deposit such funds in one or more accounts designated by Sempra from time to time. Sempra shall promptly after receipt of such funds pay the funds as follows:

(a) the funds shall first be paid in satisfaction of any accrued interest due to Sempra pursuant to Section 6.3;

(b) the funds shall second be paid to settle any amounts due to Sempra by UGE, including any amount due pursuant to Section 6.2;

(c) the funds shall third be paid to Sempra in satisfaction of any Outstanding Margin Amount; and

(d) any funds not paid pursuant to paragraph (a) through (c) shall be paid promptly to UGE.

UGE shall ensure that there are sufficient funds on deposit in the Blocked Accounts to pay to Sempra all amounts when due other than in respect of any Outstanding Margin Amount.

ARTICLE 7
FORCE MAJEURE

7.1 Performance Excused

Except with regard to a Party's obligation to make payments due hereunder, in the event either Party hereto is rendered unable, wholly or in part, by Force Majeure to carry out its obligations hereunder, it is agreed that, upon such Party's giving notice and full particulars of such Force Majeure event to the other Party as promptly as reasonably practicable after the occurrence of the event relied on, the failure of a Party to perform its obligations insofar as they are affected by such Force Majeure shall be deemed not to be a breach of such obligations by that Party during the continuance of such Force Majeure. The Parties shall make reasonable efforts to avoid the adverse impact of a Force Majeure and to resolve the event or occurrence once it has occurred in order to resume performance of its obligations under this Agreement.

7.2 Exclusions

Except as otherwise provided in any tariff of any Transporter applicable to any delivery of Gas, Force Majeure specifically excludes: (i) loss of markets; (ii) regulatory disallowance of the pass through of the costs of Gas or related costs; and (iii) increases or decreases in the price of Gas. Furthermore, neither Party shall be entitled to the benefit of this Article 7 under any or all of the following circumstances: (i) to the extent that the inability was caused by the negligence of the party claiming relief; (ii) to the extent the event constituting Force Majeure was intentionally initiated or intentionally acquiesced in by the Party claiming relief for the purpose of allowing that Party to claim Force Majeure; or (iii) if the inability was caused by a Party's lack of funds.

7.3 Strikes

Notwithstanding anything to the contrary contained herein, the settlement of strikes, lockouts or other industrial disturbances shall be entirely within the discretion of the Party experiencing such disturbance, and the obligation of a Party to use commercially reasonable efforts in restoring normal operating conditions shall not require the settlement of strikes or lockouts by acceding to the terms of the opposing Person when such is inadvisable in the discretion of the Party.

ARTICLE 8
CONDITIONS PRECEDENT

8.1 Sempra's Conditions

Sempra's obligation to commence supplying Gas to UGE in accordance with this Agreement is subject to the satisfaction of the following conditions (the date of satisfaction of all such conditions being referred to herein as the "**Closing Date**"):

(a) UGE shall have entered into the necessary arrangements with LDCs pursuant to which each such LDC agrees to guarantee the payment in full by such of UGE's customers as are located in such LDC's delivery territory for Gas sold and delivered by Sempra to UGE in accordance with this Agreement and subsequently supplied to such customers.

(b) UGE shall have delivered to Sempra, or shall have arranged for the relevant other Person named below to have delivered to Sempra, the following, each, unless otherwise noted, dated the Closing Date:

(i) Copies of the Organizational Documents of UGE, certified by the secretary or similar officer of UGE, together with a good standing certificate from the jurisdiction of UGE's formation and each other jurisdiction in which UGE is qualified to do business;

(ii) Resolutions of the directors of UGE or other Persons having the power to direct or cause the direction of the management and policies of UGE approving and authorizing the execution, delivery and performance of the Transaction Documents, certified as of the Closing Date by the secretary of UGE as being in full force and effect without modification or amendment;

(iii) Signature and incumbency certificates of each officer of UGE executing any of the Transaction Documents;

(iv) Fully executed originals of:

(A) the Assignment Agreement;

(B) the Security Agreement;

(C) the Blocked Account Agreement;

(D) the UEGL Guarantee;

(E) the UEGL Pledge Agreement together with any share certificates, share powers and other documents required to be delivered in conjunction therewith;

(F) the Universal Guarantee; and

(G) the Universal Pledge Agreement together with any share certificates, share powers and other documents required to be delivered in conjunction therewith;

each of which shall be in full force and effect; and

(v) Such other documents as Sempra may reasonably request.

(c) UGE shall have delivered to Sempra an Officer's Certificate, in form and substance satisfactory to Sempra, to the effect that all of the representations and warranties of UGE set forth in Section 9.1 shall be true and correct as of the Closing Date as though made as of such date except to the extent that a representation and warranty is expressly made as of an earlier date in which case such representation and warranty shall be made as of such date (in each case determined assuming that there are no materiality or Material Adverse Effect qualifiers), that UGE shall have performed in all material respects all agreements and satisfied all conditions which this Agreement provides shall be performed or satisfied by it on or before the Closing Date and that no event has occurred and is

continuing on the Closing Date which would constitute a Termination Event.

(d) Sempra shall have received an originally executed copy of a favourable written opinion of UGE's Counsel, in form and substance reasonably satisfactory to Sempra and its counsel, dated as of the Closing Date, as to the formation of UGE and the authorization, execution and delivery of the Transaction Documents, the enforceability of the Transaction Documents, the absence of any conflicts, and such other matters as Sempra may reasonably request (this Agreement constituting a written request by UGE to such counsel to deliver such opinions to Sempra).

(e) Sempra shall have received an originally executed copy of a favourable written opinion of UEGL's Counsel, in form and substance reasonably satisfactory to Sempra and its counsel, dated as of the Closing Date, as to the formation and good standing of UEGL, the authorization, execution and delivery of the UEGL Pledge Agreement and the UEGL Guarantee, the enforceability of the UEGL Pledge Agreement and the UEGL Guarantee, the absence of any conflicts, and such other matters as Sempra may reasonably request (this Agreement constituting a written request by UGE to UEGL's counsel to deliver such opinions to Sempra).

(f) Sempra shall have received an originally executed copy of a favourable written opinion of Universal's Counsel, in form and substance reasonably satisfactory to Sempra and its counsel, dated as of the Closing Date, as to the formation and good standing of Universal, the authorization, execution and delivery of the Universal Pledge Agreement, the Universal Guarantee and the Assignment Agreement, the enforceability of the Universal Pledge Agreement, the Universal Guarantee and the Assignment Agreement, the absence of any conflicts, and such other matters as Sempra may reasonably request (this Agreement constituting a written request by UGE to Universal's counsel to deliver such opinions to Sempra).

(g) UGE shall have obtained all authorizations of Governmental Authorities and all consents, in each case that are necessary or advisable in connection with this Transaction. Each such authorization or consent shall be in full force and effect.

(h) Sempra shall have received evidence satisfactory to it that UGE shall have taken or caused to be taken all such actions, executed and delivered or caused to be executed and delivered all such agreements, documents and instruments, and made or caused to be made all such filings and recordings (other than the filing or recording of items described in

clauses (i) and (ii)(B) below) that may be necessary or, in the opinion of Sempra, desirable in order to create in favour of Sempra a valid and (upon such filing and recording) perfected First Priority security interest in the entire Collateral. Such actions shall include the delivery to Sempra of the following:

(i) evidence satisfactory to Sempra in its sole discretion that all Liens in the Collateral, other than (A) Permitted Liens and (B) any other Liens that Sempra shall have expressly consented to in writing in the exercise of its sole discretion, shall have been released;

(ii) (A) the results of a recent search, by a Person satisfactory to Sempra, of all effective UCC financing statements, personal property registry financing statements, fixture filings and all judgment and tax lien filings which may have been made with respect to any personal or mixed property of UGE, together with copies of all such filings disclosed by such search and (B) UCC termination statements and discharges duly executed by all applicable person or entities for filing in all applicable jurisdictions as may be necessary to terminate any effective UCC financing statements, personal property registry financing statements and fixture filings disclosed in such search (other than any such financing statements in respect of Permitted Liens);

(iii) UCC financing statements duly executed by UGE with respect to all of the Collateral, for filing with the Secretary of State of Michigan and any other jurisdictions in which it would be necessary or, in Sempra's opinion, desirable to file a financing statement, to perfect Sempra's security interest in the Collateral;

(iv) personal property registry financing statements and, where applicable, fixture filings, duly registered by UGE with respect to all of the Collateral, with the *Ontario Personal Property Registry* and any other jurisdictions in which it would be necessary, or in Sempra's opinion desirable to file a financing statement or fixture filing, to perfect Sempra's security interest in the Collateral; and

(v) a fully executed original of the Blocked Account Agreement duly executed by UGE, the Bank and Sempra on or before the Closing Date and such other documents as Sempra may request to provide it with control over the Blocked Account and the Lockbox, which Blocked Account Agreement and other documents shall be in full force and effect.

(i) Sempra shall have received the quarterly budgets of UGE and Universal for each quarter of 2006 and 2007 and each such budget shall be in form and substance satisfactory to Sempra in the exercise of its reasonable discretion as a creditor of UGE and Universal supplying services subject to the payment and other terms set forth in this Agreement.

(j) Sempra shall have received evidence satisfactory to it that no event shall have occurred on or before the Closing Date that would constitute a Termination Event hereunder or under either of the Universal Agreements if such event had occurred on or after the Closing Date.

(k) Sempra shall have received a certificate from UGE's insurance broker or other evidence satisfactory to it that all insurance required to be maintained pursuant to Section 10.1(d) is in full force and effect and that Sempra has been named an additional insured and/or loss payee thereunder to the extent required under Section 10.1(d).

(l) Sempra shall have received evidence satisfactory to it that UGE shall have taken or caused to be taken all such actions and executed and delivered or caused to be executed and delivered all such agreements, documents and instruments that may be necessary or, in the opinion of Sempra, desirable in order to terminate all of UGE's existing commodity supply arrangements and agreements, so that, as of the Closing Date, UGE has no further liabilities or obligations with respect thereto.

(m) UGE shall have delivered to Sempra true, correct and complete copies of all documents evidencing the billing arrangements that UGE has in effect with all LDCs with which it does business, certified as such by a responsible officer of UGE, evidence satisfactory to Sempra that it shall have directed each such LDC, in writing and in form and substance satisfactory to Sempra, to make all payments due thereunder to the Blocked Account, if such payments are made by wire transfer, or the Lockbox, if such payments are made by cheque, and evidence satisfactory to Sempra that all customers that are billed directly by UGE are required to make all payments to either the Blocked Account, if such payments are made by wire transfer, or the Lockbox, if such payments are made by cheque.

(n) Sempra shall have been granted the right to appoint one director to the board of directors of UEGL during the term of this agreement, such right to be granted by way of a provision in the articles of UEGL through the issuance to Sempra of a special voting share or otherwise in a manner acceptable to Sempra in its sole discretion.

8.2 Waiver

The benefit of the conditions precedent set forth in Section 8.1 are for the sole and exclusive benefit of Sempra and may, in whole or in part, be unilaterally waived by Sempra at any time up to the Closing Date by written notice to UGE.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1 UGE's Representations and Warranties

UGE represents and warrants as of the date hereof, except to the extent that a representation and warranty expressly relates to a specified date in which case such representation and warranty shall be true and correct as of such date, as follows and acknowledges that Sempra is relying on such representations and warranties:

(a) UGE is duly organized, validly existing under the laws of the State of Michigan. UGE has the full power and authority to own and operate its properties, to carry on its business as now conducted and proposed to be conducted and to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder. UGE has delivered to Sempra true and complete copies of its Organizational Documents as amended and in effect. UGE is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations.

(b) UGE does not own, directly or indirectly, any Equity Interest in any Person.

(c) The execution, delivery and performance of the Transaction Documents by UGE have been and remain duly authorized by all necessary corporate action and do not and will not (i) contravene or violate any provision of its Organizational Documents or, to the best of the knowledge or belief of its senior officers, any law or regulation or any order, judgment or decree of any court or Governmental Entity binding on UGE, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of UGE, (iii) result in, or require the creation or imposition of, any Lien upon any of the properties or assets of UGE (other than Liens created under the Transaction Documents in favour of Sempra), or (iv) require any approval of shareholders or any approval or consent of any Person under any Contractual Obligation of UGE, except for such approvals or consents which will be obtained on or before the Closing Date and have been disclosed in writing to Sempra.

(d) Except to the extent such failure could not reasonably be expected to result in a Material Adverse Effect, and to the best of the knowledge or belief of its senior officers, after reasonable inquiry, all governmental or regulatory consents, authorizations, approvals, registrations and declarations required for the due execution, delivery and performance of this Agreement and the other Transaction Documents by UGE have been obtained from or, as the case may be, filed with the relevant Governmental Authorities having jurisdiction over UGE and remain in full force and effect, and all conditions thereof have been duly complied with and no other action by, and no notice to or filing with, any Governmental Entity having jurisdiction is required for such execution, delivery or performance of this Agreement or the other Transaction Documents by UGE.

(e) This Agreement and the other Transaction Documents constitute the legal, valid and binding obligations of UGE, enforceable against UGE in accordance with their terms, except as enforcement hereof or thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally or by general equity principles.

(f) UGE has (i) good and sufficient legal title to (in the case of fee interests in real property), (ii) valid leasehold interests in (in the case of leasehold interests in realty or personal property), or (iii) good title to (in the case of all other personal property), all of its properties and assets, in each case except for assets disposed of since the date of such financial statements in the ordinary course of business. As of the Closing Date, except for (i) the security interests created by the Security Agreement and (ii) Permitted Liens, UGE owns the Collateral free and clear of any Lien. Except as expressly permitted by this Agreement and such as may have been filed in favour of Sempra relating to this Agreement, no effective financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any filing or recording office.

(g) There are no Proceedings at law or in equity, or before or by any court or other Governmental Entity that are pending or, to the knowledge of UGE, threatened against or affecting UGE, UEGL or Universal or any property of UGE, UEGL or Universal and that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of UGE, UEGL nor Universal is (i) in violation of any applicable laws that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, or (ii) subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any

court or other Governmental Entity that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(h) All tax returns and reports of UGE and Universal and required to be filed by it have been timely filed, and all Taxes shown on such tax returns to be due and payable and all assessments, fees and other governmental charges upon UGE and upon its properties, assets, income, businesses and franchises that are due and payable have been paid when due and payable. Neither UGE nor Universal knows of any proposed tax assessment against it that is not being actively contested by it in good faith and by appropriate proceedings; provided that such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor. Neither UGE nor Universal has any obligations with respect to Taxes past due and it has not entered into any other agreement with respect to past due Taxes.

(i) None of UGE, UEGL or Universal has any (and following the Closing Date will not have any) Contingent Obligation, contingent liability or liability for Taxes, long-term lease or unusual forward or long-term commitment. To UGE's knowledge, no event has occurred that has resulted in or evidences, either in any case or in the aggregate, a Material Adverse Effect with respect to UGE, UEGL or Universal.

(j) As of the Closing Date, (i) UGE has no Indebtedness other than Indebtedness to Sempra incurred by UGE pursuant to the Assignment Agreement; and (ii) UGE has no liability or obligation with respect to any commodity supplier other than Sempra.

(k) UGE has not incurred any liability or obligation for any broker's or finder's fee or commission in connection with this Agreement or the Transaction Documents and the transactions contemplated hereby and thereby. UGE hereby indemnifies Sempra against, and agrees that UGE will hold Sempra harmless from, any claim, demand or liability for any such broker's or finder's fees and any expenses (including reasonable fees, expenses and disbursements of counsel) arising in connection with any such claim, demand or liability to the extent that its actions cause the representation made in the immediately preceding sentence to be untrue.

ARTICLE 10
COVENANTS

10.1 **Affirmative Covenants of UGE**

In addition to the other covenants contained in this Agreement, UGE shall:

(a) pay all Taxes imposed upon UGE or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty accrues thereon, and all claims (including claims for labour, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided that no such Tax or claim need be paid if it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (i) such reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor and (ii) in the case of a Tax or claim which has or may become a Lien against any of the Collateral, such proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such Tax or claim;

(b) at all times maintain a system of accounting established and administered in accordance with sound business practices to permit preparation of financial statements in conformity with GAAP;

(c) maintain up-to-date and accurate business records concerning its customers and its accounts receivable and maintain adequate back-up records and disaster recovery facilities;

(d) maintain with financially sound and reputable insurers adequate public liability insurance, third party property damages insurance, business interruption insurance and casualty insurance with respect to liabilities, losses or damage in respect of its assets, properties and business, as may be customarily carried or maintained under similar circumstances by a corporation of established reputation engaged in similar businesses, in each case in such amounts, with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for corporations similarly situated within the industry. Each such policy shall (i) name Sempra as an additional insured thereunder as its interests may appear and (ii) in the case of each business interruption and casualty insurance policy, contain a loss payable clause or endorsement, satisfactory in form and substance to Sempra, that names Sempra as the loss payee thereunder for any covered loss and provides for at least

30 days prior written notice to Sempra of any modification or cancellation of such policy;

(e) except for an aggregate outstanding long position in Gas maintained by UGE comprised of Gas purchases with individual tenors of up to five successive years maintained in respect of marketing programs that, when aggregated with any such outstanding long positions in Gas similarly maintained by UELP, Universal and any other Affiliate of UGE, shall not excee[redacted] Bcf per year, maintain a matched trading book such that at all times (i) for any fixed price purchase by it of a volume of Gas there is a fixed price sale by it of an equal volume of Gas with the same delivery timing and at either the same delivery point or at another delivery point that is also acceptable (at no additional cost) to the relevant LDC that will be delivering such Gas to the UGE customers for whom such Gas was purchased and (ii) for any floating price purchase by it of a volume of Gas there is a floating price sale of an equal volume of Gas by it at the same delivery location, with the same delivery timing and with a price based on the same pricing index;

(f) permit any authorized representatives designated by Sempra to visit and inspect any of UGE's or Universal's properties, to inspect, copy and take extracts from its financial and accounting records, to inspect and audit its accounts receivable, and to discuss its affairs, finances and accounts with its officers and independent public accountants (provided that UGE or Universal, as applicable, may, if it so chooses, be present at or participate in any such discussion), all upon reasonable notice and at such reasonable times during normal business hours and as often as may reasonably be requested by Sempra. Without limiting the foregoing, Sempra shall have the authority to conduct from time to time and in a reasonable manner an audit of the books and records of UGE for the purpose of determining whether UGE has appropriately instructed all LDCs and other payors to make payments to the Blocked Account or the Lockbox, as appropriate, and whether the customers are in fact paying any of their payment obligations to UGE;

(g) deliver to Sempra:

(i) promptly upon any officer of UGE, UELP or Universal obtaining knowledge, (A) of any condition or event that constitutes a Termination Event hereunder or under the Universal Agreements or under the UELP Agreements, (B) that any Person has given any notice to UGE, UELP or Universal or taken any other action with respect to a claimed default or event or condition that would constitute a Termination Event hereunder, under the Universal

Agreements or under the UELP Agreements, (C) of any material condition or event affecting UGE, UELP or Universal or its business, other than conditions or events of a general economic nature, written notice of such condition, event or change;

(ii) as soon as available and in any event within 45 days after the end of each month and 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, (A) the consolidated and consolidating balance sheet of UEGL and Affiliates as at the end of each such fiscal period, (B) the related statements of income and shareholders' equity and (C) the cumulative cash flows of UEGL and Affiliates, for the related fiscal period from the beginning of the then current Fiscal Year to the end of such fiscal period, setting forth in each case, in comparative form, the corresponding figures for the corresponding fiscal periods of the previous Fiscal Year, all in reasonable detail and certified by the chief financial officer of UEGL or UGE that they fairly present, in all material respects, the financial condition of UEGL and Affiliates as at the dates indicated and the results of its operations and its cash flows for the fiscal periods indicated, subject to changes resulting from audit and normal year-end adjustments, and (D) a narrative report describing the operations of UEGL and Affiliates in form reasonably satisfactory to Sempra for each such fiscal period and for the fiscal period from the beginning of the then current Fiscal Year to the end of such fiscal period;

(iii) as soon as available and in any event within 90 days after the end of each Fiscal Year commencing with the Fiscal Year ending September 30, 2007, (A) the consolidated and consolidating balance sheet of UEGL and Affiliates as at the end of such Fiscal Year and the related statements of income, shareholders' equity and cash flows of UEGL and Affiliates for such Fiscal Year, setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year, all in reasonable detail and certified by the chief financial officer of UGE or UEGL, that they fairly present, in all material respects, the financial condition of UEGL and Affiliates, as at the dates indicated and the results of its operations and its cash flows for the periods indicated, (B) a narrative report describing the operations of UEGL and Affiliates in form reasonably satisfactory to Sempra, and (C) in the case of such financial statements, Sempra shall have the right to request an audited financial report thereon performed by independent chartered accountants of recognized national standing selected by

UGE or UEGL, which report shall be unqualified, shall express no doubts about the ability of UEGL and all of its Affiliates to continue as a going concern, and shall state that such financial statements fairly present, in all material respects, the financial position of UEGL and Affiliates as at the dates indicated and the results of its operations and its cash flows for the periods indicated in conformity with GAAP applied on a basis consistent with prior years (except as otherwise disclosed in such financial statements) and that the examination by such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards;

(iv) as soon as available, and in any event within 10 days prior to the beginning of each Fiscal Year, a budget for such Fiscal Year, including projected consolidated statements of cash flows and projected statements of income and expenses on a monthly basis;

(v) as soon as available and in any event within two Business Days before the beginning of each quarter, an operating budget for that quarter, containing projected statements of income and expenditures by line item in substantially the form of budget(s) delivered on the Closing Date. Such budget (as may be delivered from time to time in accordance with the provisions of this clause, the "**Budget**") shall (A) be prepared in good faith and based upon reasonable assumptions, (B) be prepared on a basis consistent with the operating budget delivered for such calendar year pursuant to Section 10.1(g)(iv) and the budget delivered pursuant to this Section 10.1(g)(v) in respect of the preceding quarter, and reconcile any material differences from such budgets, (C) provide for the timely payment of all obligations to Sempra under the this Agreement, (D) not project any expenditures greater than projected cash flows including duly-approved cash calls from shareholder(s), (E) provide for the timely payment of all Taxes, including all federal, provincial and local withholding taxes, all sales and use taxes and all gross receipts taxes and (F) be satisfactory to Sempra in its reasonable discretion as a creditor of UGE supplying services pursuant to this Agreement and as otherwise agreed between the Parties on the payment and other terms set forth in this Agreement;

(vi) promptly after request by Sempra, an accounts receivable aging report and an estimate of Taxes due in respect of accounts receivable for the previous calendar month then ended, certified by an officer of UGE as true and correct;

(vii) as soon as available and in any event within 35 days following the end of each calendar month, a churn report in form and substance reasonably satisfactory to Sempra, certified by an officer of UGE as true and correct, listing, by LDC, the amount and location of all new customers of UGE and the amount of all Persons who have ceased being customers of UGE during the previous calendar month then ended;

(viii) as soon as available and in any event within 35 days following the end of each Fiscal Year, a churn report in form and substance reasonably satisfactory to Sempra, certified by an officer of UGE as true and correct, listing, by LDC, the names and locations of customers of UGE as of the end of such Fiscal Year;

(ix) promptly upon a request made by Sempra, a report, certified by an officer of UGE as true and correct, stating all accruals of then-unbilled accounts receivable from the LDCs in respect of Gas delivered and the estimated amounts of any imbalances at the end of that calendar month with all relevant LDCs (each such estimate to be made in good faith and based on reasonable assumptions);

(x) on each Business Day in respect of the previous calendar day, the accounts receivable roll forward report in a form and in substance reasonably satisfactory to Sempra stating by LDC the current aging of accounts receivable, current sales, collections, adjustments and ending balances of accounts receivable;

(xi) within five Business Days following the end of each calendar month, and in a form acceptable to Sempra, an information matrix of each LDC to which UGE is marketing as at the end of that calendar month including: the number of customers per LDC, the total monthly throughput by LDC, the percentage of monthly total throughput by LDC, the pricing structure and percentage pricing structure within each LDC, the margin per unit by pricing structure per LDC, and the monthly average sales by LDC;

(xii) promptly after the request by Sempra, a compliance certificate in a form approved by Sempra, acting reasonably; and

(xiii) any other information reasonably requested by Sempra;

(h) direct each customer and each other obligor, including master payors on credit card receipts, the LDCs, UELP and Universal, to remit all payments owed by such customer or payor as and when due to the Blocked

Accounts, if such payment is by wire transfer, or to the Lockbox, if such payment is by cheque, and require that, except for any rights of set-off the LDCs may have against UGE, all payments made by any such Person are made without regard to any set-off rights such Person may have under any other agreements with UGE;

(i) hold any cheques or amounts otherwise received directly by UGE from any customer or other Person in trust for Sempra and promptly place or deposit such cheques or amounts otherwise received into the Lockbox or directly to the Blocked Account;

(j) promptly give notice to Sempra upon any officer of UGE becoming aware of (i) the institution of, or non-frivolous threat of, any Proceeding against or affecting UGE or any property of UGE not previously disclosed in writing by UGE or (ii) any material development in any Proceeding that, in any case if adversely determined, has a reasonable possibility of giving rise to a Material Adverse Effect;

(k) comply with the requirements of all applicable laws, rules and regulations and orders of any Governmental Entity, non-compliance with which could reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect;

(l) promptly take any such actions as Sempra may reasonably request to insure that, at all times, Sempra is satisfied with UGE's accounts receivable and its arrangements with its customers and the LDCs delivering gas to such customers, including, the payment directions made to such customers and LDCs;

(m) within 5 Business Days following the end of each calendar month (or more frequently if requested by Sempra), provide Sempra with a report for that calendar month, in form and substance reasonably satisfactory to Sempra, setting forth (A) the name of each LDC that has provided transportation or storage service to UGE since the date of the last report provided to Sempra under this Section 10.1(m) that was not included in such last report, and (B) a list of all customers that are invoiced or billed directly by UGE (and not through a LDC); and

(n) without limitation, comply with the terms hereof, including the margin provisions set forth in Section 10.3.

10.2 Negative Covenants of UGE and Universal

UGE shall not, and shall not permit Universal to:

(a) directly or indirectly purchase Gas from any third party except for and limited to the extent of (i) Gas purchased from an LDC for balancing purposes, (ii) Gas purchased as a result of Sempra's failure to meet a delivery obligation hereunder and (iii) Gas purchased as a result of the occurrence of an event of Force Majeure; provided, that, except for fixed price purchases made for the balance of the then-current month made under the circumstances described in Sections 10.2(a)(ii) and (iii) hereof, under no circumstances shall UGE purchase Gas from any third party at a fixed price; and, *provided*, further, that, notwithstanding anything herein to the contrary, UGE (on the one hand) and either Universal or UELP (on the other hand) may sell Gas to the other, in an aggregate amount not exceeding the lesser of (i) [redacted] gigajoules per Contract Year or (ii) [redacted] of the aggregate forecasted Customer Load per Contract Year of whichever of Universal or UELP (as the case may be) or UGE has the higher aggregate Customer Load at the relevant time, in circumstances where the selling party has an undesired long position in Gas and the purchasing party has an undesired short position in Gas and such purchase would not cause UGE to be in default with respect to any of the other terms hereof, Universal to be in default under the terms of either of the Universal Agreements or cause UELP to be in default under the terms of either of the UELP Agreements.

(b) directly or indirectly enter into any swap, option or other financially or physically settled derivative transaction with any third party;

(c) directly or indirectly, create, incur, assume, or guaranty, or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness or directly or indirectly, create or become liable with respect to any Contingent Obligation except to the extent expressly permitted by Sempra in writing: *provided*, that, notwithstanding anything herein to the contrary, after [redacted], UGE may issue to one third-party that will act as both Gas supplier and Electricity Swap counterpart to a New Supply Affiliate (as defined below), a guaranty (a "New Supplier Guaranty") of any Indebtedness which arises under a Gas supply and Electricity Swap arrangement with such third-party where (i) such third-party has committed under such Gas supply and Electricity Swap arrangement to supply Gas and enter into Electricity Swaps in respect of the full customer load requirements of such New Supply Affiliate for a period of time that extends beyond the date on which UGE shall be required to have satisfied all of UGE's payment and other obligations to

Sempra hereunder, (ii) such New Supply Affiliate has simultaneously issued a guaranty, satisfactory to Sempra, to Sempra of the Secured Obligations (as such term is defined in the Security Agreement) of UGE to Sempra and (iii) such New Supply Affiliate has created in favour of Sempra, pursuant to such documentation as shall be satisfactory to Sempra, a Silent Second Lien over all of its property and undertaking, then-owned or thereafter acquired and any proceeds thereof, and any property or undertaking in which it then has or thereafter acquires an interest and any proceeds thereof; *and, provided, further,* that, notwithstanding the foregoing proviso, in the event UGE does not have an electricity marketing or sales business at the time it issues a New Supplier Guaranty, UGE may issue to one third-party that will act only as Gas supplier to a New Supply Affiliate, a New Supplier Guaranty of any Indebtedness which arises under a Gas supply arrangement with such third-party where (i) such third-party has committed under such Gas supply arrangement to supply Gas in respect of the full customer load requirements of such New Supply Affiliate for a period of time that extends beyond the date on which UGE shall be required to have satisfied all of UGE's payment and other obligations to Sempra hereunder, (ii) such New Supply Affiliate has simultaneously issued a guaranty, satisfactory to Sempra, to Sempra of the Secured Obligations (as such term is defined in the Security Agreement) of UGE to Sempra and (iii) such New Supply Affiliate has created in favour of Sempra, pursuant to such documentation as shall be satisfactory to Sempra, a Silent Second Lien over all of its property and undertaking, then-owned or thereafter acquired and any proceeds thereof, and any property or undertaking in which it then has or thereafter acquires an interest and any proceeds thereof. Notwithstanding the previous sentence, in the event that Sempra, upon a request made by UGE, notifies UGE in writing that it is reasonably satisfied that UGE has obtained, or will obtain, from one or more third-parties, a Non-Leveraged Commitment (as defined below) to supply Gas in respect of the full customer Gas load requirements of a New Supply Affiliate for a period of time that extends beyond the date on which UGE shall be required to have satisfied all of UGE's payment and other obligations to Sempra hereunder, UGE shall be permitted to issue a New Supplier Guaranty to one third-party that will act only as Electricity Swap counterpart to such New Supply Affiliate so long as the other requirements set forth in the previous sentence are met. A "**New Supply Affiliate**" is an Affiliate of UGE that is not a Subsidiary of UCE or UELP, that is formed to actively market Gas and/or electric energy to end-use customers, and that actively engages in such marketing, and with which Sempra has no commodity supply or other obligations. A "**Non-Leveraged Commitment**" is a commitment from one or more third-party Gas suppliers to supply Gas to a New

Supply Affiliate without the need for UGE to guaranty or otherwise become or remain liable with respect to, or grant any Lien over its property as collateral security for, or otherwise credit support, the obligations and Indebtedness of such New Supply Affiliate.

(d) except to the extent expressly permitted by Sempra in writing, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of UGE and/or Universal, whether now owned or hereafter acquired, or any income or profits therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any Lien with respect to any such property, asset, income or profits under any recording or notice statute, except for (i) Permitted Liens and (ii) security deposits with LDCs in accordance with industry practice and guidelines;

(e) except to the extent expressly permitted by Sempra in writing, enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired, except with respect to specific property encumbered to secure payment of particular Indebtedness permitted hereby or to be sold pursuant to an executed agreement with respect to an Asset Sale permitted hereby;

(f) except to the extent expressly permitted by Sempra in writing, directly or indirectly, make or own any Investment in any Person, including any joint venture, or acquire, by purchase or otherwise, all or substantially all the business, property or fixed assets of, or capital stock or other ownership interest of any Person, or any division or line of business of any Person, or acquire any Subsidiary, unless immediately prior to making any such Investment, (i) the Held Margin Amount is equal to the Current Margin Amount as calculated by Sempra on the most recent Margin Determination Day, (ii) the Held Margin Amount in respect of the UELP Gas Agreement is equal to the Current Margin Amount under the UELP Gas Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the UELP Gas Agreement, (iii) the Held Margin Amount in respect of the UELP Swap Agreement is equal to the Current Margin Amount under the UELP Swap Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the UELP Swap Agreement, (iv) the Held Margin Amount in respect of the Universal Gas Agreement is equal to the Current Margin Amount under the Universal Gas Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the Universal Gas Agreement and (v) the Held Margin Amount in respect of the Universal Swap Agreement is equal to the Current Margin Amount

under the Universal Swap Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the Universal Swap Agreement; *provided*, that UGE may, at any time, make and own Investments in Cash Equivalents;

(g) alter its corporate, capital or legal structure (other than to establish a Subsidiary in connection with an Investment), or enter into any transaction of merger or consolidation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease or sub-lease (as lessor or sublessor), transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, property or assets (including its notes or receivables), whether now owned or hereafter acquired, without the prior written consent of Sempra;

(h) directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder of 5% or more of any class of equity Securities of UGE or with any other Affiliate of UGE or of any such holder, on terms that are less favourable to UGE than those that might be obtained at the time from Persons who are not such a holder or Affiliate; provided that, the foregoing restriction shall not apply to reasonable and customary fees paid to members of UEGL's or UGE's board of directors or salaries paid to the shareholders of UGE who are employees of UGE if such salaries are consistent with the salaries paid on a historical basis to such shareholders and salaries paid at that time to the employees of UGE who are not shareholders of UGE;

(i) except as otherwise expressly permitted by Sempra in writing, (i) during the first two years after the IPO Date, declare or pay any dividends (other than in stock) or return any capital to its shareholders or authorize or make any other distribution, payment, or delivery of property or cash to its shareholders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for a consideration, any shares of any class of its capital stock, now or hereafter outstanding (or any warrants or options or stock appreciation rights in respect of any such shares), or set aside any funds for any of the foregoing purposes, or purchase or otherwise acquire for consideration any shares of any class of capital stock of UGE now or hereafter outstanding (or any options or warrants or stock appreciation rights issued with respect thereto) (any of the foregoing actions, a "Dividend Event") and (ii) after the second annual anniversary of the IPO Date, cause any Dividend Event to occur that would require a payment, set-aside or distribution by UGE of an amount of cash, interests or property with a current market value that exceeds 75% of the Free Cash earned by UGE during such Contract Year; *provided*, that, notwithstanding

anything herein to the contrary, UGE shall not cause any Dividend Event to occur (1) <u>unless</u> immediately prior to such Investment Dividend Event (a) the Held Margin Amount is equal to the Current Margin Amount as calculated by Sempra on the most recent Margin Determination Day, (b) the Held Margin Amount in respect of the UELP Gas Agreement is equal to the Current Margin Amount under the UELP Gas Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the UELP Gas Agreement and (c) the Held Margin Amount in respect of the UELP Swap Agreement is equal to the Current Margin Amount under the UELP Swap Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the UELP Swap Agreement, (d) the Held Margin Amount in respect of the Universal Gas Agreement is equal to the Current Margin Amount under the Universal Gas Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the Universal Gas Agreement and (e) the Held Margin Amount in respect of the Universal Swap Agreement is equal to the Current Margin Amount under the Universal Swap Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the Universal Swap Agreement; or (2) if a "Termination Event" has occurred and is continuing hereunder or under the Universal Gas Agreement, the Universal Swap Agreement, the UELP Gas Agreement or the UELP Swap Agreement;

(j) except as permitted under Section 10.2(a) and subject to the other terms hereof, directly or indirectly enter into any physically-settled Gas sale transaction with any third parties involving a fixed price other than where, prior to or contemporaneously with entering into any such transaction, UGE shall enter into a transaction with Sempra that fully hedges the price risk associated with such fixed-price transaction such that such transaction with the third party will be profitable to UGE; provided that Sempra's decision to enter into any such hedging transaction with UGE shall be made by Sempra in Sempra's sole discretion;

(k) directly or indirectly sell Gas to any Person (other than those Persons to which Sempra may agree in writing) that results in such Person's Gas purchases from UGE to be more than (i)[redacted]MMBtus for any day or (ii) [redacted]n value for any 30-day period; provided, that UGE may not sell both Gas and electric energy to a single user of more th[redacted] MMBTUs/day and [redacted]W/hour except as approved in advance by Sempra's credit department;

(l) directly or indirectly enter into any Gas sales transactions with any Person that consumes more than the maximum daily volume guaranteed by a

LDC without the prior written approval of Sempra after a formal credit review by Sempra;

(m) except to the extent expressly permitted by Sempra in writing after a formal credit review by Sempra, directly or indirectly sell Gas to a third party other than an LDC or, to the extent permitted hereby, UELP or Universal, where all of the ultimate purchaser's purchase price of such Gas is not fully guaranteed by an LDC;

(n) market or enter into financially- or physically-settled transactions in respect of Gas or electric energy in any jurisdiction without the prior written consent of Sempra other than (i) Gas in the State of Michigan, and (iii) Gas and electric energy in the State of New York; *provided*, that, prior to UGE marketing or entering into financially- or physically-settled transactions in respect of Gas and/or electric energy in the State of New York or any other jurisdiction in which UGE is not currently engaged in marketing activity (each, a "New Jurisdiction"), (i) the board of directors of UGE shall first authorize the commencement of such activities in such New Jurisdiction and (ii) UGE shall obtain Sempra's written confirmation (that Sempra may reasonably withhold) that Sempra is satisfied that the regulatory environment in such New Jurisdiction relating to the retail sale of Gas and/or electric energy, as the case may be, is not, in Sempra's reasonable opinion, materially different than in the jurisdictions in which UGE then-currently does business; *and provided, further*, that Sempra may require that all Gas Transactions entered into between Sempra and UGE to meet UGE's Customer Load requirements in any New Jurisdiction be hedges of Sleeve Transactions.

(o) enter into financially- or physically-settled transactions in respect of Gas or electric energy for a fixed price with a term of greater than five years;

(p) enter into financially- or physically-settled transactions in respect of Gas or, to the extent permitted hereby, electric energy, for a fixed price of greater than $[redacted]MMBTU or [redacted]MWh;

(q) enter into new customer contracts in any Contract Year if the <u>sum</u> of (i) the number of Customer-Equivalents associated with all new customer contracts entered into by UGE during such Contract Year and (ii) the number of Customer-Equivalents associated with all new customer contracts entered into by each of UELP and Universal during such Contract Year, would exceed [redacted] Customer-Equivalents during such Contract Year;

(r) take any action in furtherance of the type of actions described in clauses (ii) through (viii) (inclusive) of Section 11.1(e) with respect to itself or its assets, without first obtaining the prior written consent of Sempra;

(s) purchase Gas hereunder or otherwise for any reason other than to serve UGE's actual or forecasted aggregate Customer Load; or

(t) enter into any Gas sale transaction with a customer if, after giving effect to the Gas Transaction that would be required hereunder in order to hedge the price risk associated with such Gas sale transaction, the amount determined in accordance with the following formula (the "**Notional Exposure Amount**") would equal or exceed CD [redacted]

(1) First, for each Electricity Swap entered into by UGE, Universal, UELP and any other Affiliate of UGE with Sempra, including pursuant to the UELP Swap Agreement and the Universal Swap Agreement, determine of the product of:

(i) the remaining notional quantity in respect of such Electricity Swap (in MWh); multiplied by

(ii) the fixed price payable by UGE or such Affiliate (as the case may be) with respect to that Electricity Swap (in CDN$/MWh);

(2) Second, determine the sum of the amounts calculated in accordance with (1) above for all Electricity Swaps (such sum, the "**Swap Exposure**");

(3) Third, for each Gas sale transaction entered into by UGE, UELP, Universal and any other Affiliate of UGE with Sempra, including pursuant to the UELP Gas Agreement, the UGE Gas Agreement and the Universal Gas Agreement (including the subject Gas Transaction proposed to be entered into by UGE), determine the product of:

(i) the remaining contract quantity of Gas to be delivered in respect of such gas transaction (in GJ); multiplied by

(ii) the contract price payable by UGE or such Affiliate (as the case may be) with respect to that gas transaction (in CDN$/GJ);

(4) Fourth, determine the sum of the amounts calculated for all gas transactions in accordance with (3) above (such sum, the "**Gas Exposure**"); and

(5) Fifth, determine the Notional Exposure Amount by calculating the sum of the Swap Exposure plus the Gas Exposure.

10.3 UGE Margin Requirements

(a) Commencing on the second annual anniversary of the IPO Date, and on the first Business Day of each calendar month occurring thereafter (each such day, a "**Margin Determination Day**"), UGE will deliver to any bank account that Sempra designates from time to time, by wire transfer of immediately available funds, an amount in cash equal to any Required Margin Amount (as defined below) hereunder.

(b) As used herein, "**Required Margin Amount**" shall be any amount by which the Current Margin Requirement (as defined below) exceeds the aggregate amount of cash margin previously delivered by UGE to Sempra that Sempra has not returned to UGE (the "**Held Margin Amount**"), as calculated by Sempra. UGE's "**Current Margin Requirement**" shall be calculated by Sempra by determining the solution to the following formula:

Current Margin Requirement = [redacted]

Where:

A= The aggregate remaining volume of Gas (in MMBtus) to be delivered by Sempra to UGE in respect of all Gas Transactions hereunder with respect to which the Contract Price for Gas is less than CDN$7.50;

B= The aggregate remaining volume of Gas (in MMBtus) to be delivered by Sempra to UGE in respect of all Gas Transactions hereunder with respect to which the Contract Price for Gas is between CDN$7.50 and CDN$9.00 (inclusive); and

C= The aggregate remaining volume of Gas (in MMBtus) to be delivered by Sempra to UGE in respect of all Gas Transactions hereunder with respect to which the Contract Price for Gas is in excess of CDN$9.00;

provided, that, if at any time of the determination thereof, the sum (such sum being the "**Aggregate Current Margin Requirement**") of (i) the Current Margin Requirement of UGE hereunder, (ii) the aggregate of the "Current Margin Requirement" of UELP determined under each of the UELP Agreements, and (iii) the aggregate of the "Current Margin Requirement" of Universal determined under each of the Universal Agreements, shall be less than [redacted] (any such shortfall, the "**Aggregate Margin Shortfall**"), the Current Margin Requirement of each

of UGE, UELP and Universal shall be increased by an amount equal to such party's Pro Rata Portion (as defined below) of such Aggregate Margin Shortfall. A party's "Pro Rata Portion" of an Aggregate Margin Shortfall shall be determined by multiplying the current Aggregate Margin Shortfall by a fraction, the numerator of which is such party's Current Margin Requirement prior to the addition of its Pro Rata Portion and the denominator of which is the Aggregate Current Margin Requirement prior to the addition of any party's Pro Rata Portion.

(c) If on any Margin Determination Day, the Held Margin Amount exceeds the UGE's Current Margin Requirement, Sempra shall, on such day, return any such excess amount in cash to the Blocked Account for application in accordance with Section 6.9.

(d) Sempra shall hold all cash delivered by UGE in respect of UGE's Current Margin Requirement as margin Collateral in accordance with the terms of the Security Agreement. In accordance with the Security Agreement, UGE grants to Sempra a lien and security interest in all such margin Collateral, and all such margin shall constitute Collateral to secure the "Secured Obligations" (as such term is defined in the Security Agreement) of UGE to Sempra. Sempra shall have the free and unrestricted right to use and dispose of the margin Collateral and such other rights and remedies with respect to the margin Collateral as are set forth in the Security Agreement

(e) All margin Collateral held by Sempra shall bear interest calculated on a daily basis at overnight LIBOR as from time to time in effect, with the amount of any interest accrued and unpaid payable on the Gas Settlement Date in each month into the Blocked Account for application in accordance with Section 6.9.

(f) In the event that UGE fails to provide to Sempra all or any portion of a Required Margin Amount when due, such shortfall shall constitute an "Outstanding Margin Amount" and Sempra shall be entitled to apply amounts deposited in the Blocked Account to reduce such Outstanding Margin Amount in accordance with Section 6.9.

ARTICLE 11
TERMINATION AND LIQUIDATION

11.1 Termination Events

For purposes of the Transaction Documents, on or after the Closing Date, a "Termination Event" shall mean the occurrence of any of the following conditions or

events with respect to a Party (in which case such Party shall be the "Defaulting Party" and the other Party shall be the "Non-Defaulting Party"):

(a) any failure by it to pay any amounts due hereunder on or before the dates specified for payment hereunder if not remedied within five Business Days after receiving notice of that default from the Non-Defaulting Party;

(b) any representation, warranty, certification or other statement made by it in any Transaction Document shall prove to be untrue in any material respect on the date as of which such statement is made or deemed made;

(c) with respect to UGE only, UGE shall default in the due performance or observance by it of any covenant contained in Section 10.2 of this Agreement;

(d) default in the due performance or observance by it of any other term, covenant or agreement contained in the Transaction Documents other than a default provided for in any other clause of this Section 11.1 and Section 11.4 and such default shall not have been remedied or waived within five Business Days or receipt of notice of such default from the Non-Defaulting Party;

(e) it (i) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (ii) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (iii) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation; (iv) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (v) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (vi) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets; (vii) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (i) to (vi) inclusive; or (viii) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts;

(f) with respect to UGE only, any order, judgment or decree shall be entered against UGE decreeing the dissolution of UGE or any money judgment is entered against UGE or an amount exceeding in the aggregate $500,000 and such money judgment remains unsatisfied for 30 days following the date on which all appeal periods with respect to such judgment have expired;

(g) with respect to UGE only, a Change in Control of UGE shall have occurred;

(h) with respect to UGE only, any conveyance, sale, transfer or other disposition of, in one transaction or a series of transactions, all or substantially all of its business, property or assets, whether now owned or hereafter acquired;

(i) with respect to UGE only, if (i) any Transaction Document or any provision of any Transaction Document, for any reason other than the satisfaction in full of all obligations thereunder, shall cease to be in full force and effect (other than in accordance with its terms), shall be terminated or shall be declared to be null and void, (ii) Sempra shall not have or shall cease to have a valid and perfected First Priority Lien in any Collateral, except as permitted hereunder or under the Security Agreement, purported to be covered by the Security Agreement, or (iii) UGE shall contest the validity or enforceability of any Transaction Document or any provision thereof in writing or deny in writing that it has any further liability under any Transaction Document or any provision thereof to which it is a party;

(j) with respect to UGE only, if (i) the UEGL Guarantee, the UEGL Pledge Agreement, the Universal Guarantee or the Universal Pledge Agreement or any provision of any such document, for any reason other than the satisfaction in full of all obligations thereunder, shall cease to be in full force and effect (other than in accordance with its terms), shall be terminated or shall be declared to be null and void, (ii) Sempra shall not have or shall cease to have a valid and perfected First Priority Lien in any Securities pledged to Sempra pursuant to the UEGL Pledge Agreement or the Universal Pledge Agreement, (iii) UEGL shall contest the validity or enforceability of the UEGL Guarantee or the UEGL Pledge Agreement or any provision thereof in writing or deny in writing that it has any further liability thereunder or any provision thereof to which it is a party, (iv) Universal shall contest the validity or enforceability of the Universal Guarantee or the Universal Pledge Agreement or any provision thereof in writing or deny in writing that it has any further liability thereunder or

any provision thereof to which it is a party, or (v) any of UEGL, UGE or Universal shall be the subject of an event specified in Section 11.1(e);

(k) with respect to UGE only, there is, at any time, a material adverse change in (i) the financial condition of UGE, UELP, UEGL or Universal, (ii) the collection of accounts receivable by UGE, UELP, UEGL or Universal, or (iii) the effectiveness of the arrangement concerning collateral (including as a result of repudiation);

(l) with respect to Sempra only, if Sempra Energy's most recent credit rating for its long-term senior, unsecured debt falls below the lower of BBB- by S&P or Baa3 by Moody's, and Sempra does not provide to UGE security in the form, amount and term reasonably specified by UGE within 5 Business Days of a request by UGE after such credit downgrade;

(m) with respect to UGE only, if at any time of the determination thereof by Sempra 40% or more of the Notional Exposure Amount relates to Gas purchase transactions and Electricity Swaps entered into by UGE, UELP, Universal and any other Affiliate of UGE with Sempra to hedge the commodity price risk associated with customers in the United States;

(n) with respect to UGE only, if UGE or any of its Affiliates including UELP and Universal shall fail to make any payment when due (or within any applicable grace period) under any other agreement to which UGE or any of its Affiliates is a party with Sempra (including the Universal Agreements and the UELP Agreements) or UGE or any of its Affiliates shall otherwise default under any such agreement with Sempra or any event shall have occurred as a result of any action or omission of UGE or any of its Affiliates or any event relating to or affecting UGE or any of its Affiliates or its, or their, property which shall give Sempra the right to terminate any such agreement;

(o) with respect to UGE only, at any time (i) the aggregate amount owed by any single LDC to UGE and any Affiliates of UGE including UELP and Universal exceeds Sempra's then current exposure limit for such LDC, or (ii) any relevant LDC shall cease to guarantee customer payments (including as a result of any action taken by UGE);

(p) with respect to UGE only, UGE and/or any Affiliate of UGE other than Terra Grain Fuels Inc. ("Terra"), any Subsidiary of Terra or any shareholder of UEGL, shall, in the aggregate, without the prior written consent of Sempra, make direct or indirect contributions to, or Investments in, Terra or any subsidiary of Terra, in an aggregate amount exceeding CDN$20,000,000; or

(q) with respect to UELP only, Sempra shall not be permitted to appoint a director to the board of directors of UGE or Universal.

11.2 **Liquidation**

Upon the occurrence of a Termination Event, the Non-Defaulting Party shall have the right, in addition to any other remedies hereunder, to immediately, without prior notice to the Defaulting Party, for so long as the Termination Event is continuing:

(a) suspend its performance under the Gas Transactions then outstanding at any time and from time to time; or

(b) liquidate and terminate the Gas Transactions then outstanding at any time and from time to time and accelerate the payment of any amounts due in respect hereof and thereof.

Upon any such liquidation and termination, the Non-Defaulting Party shall, forthwith after such termination and liquidation, calculate, in a commercially reasonable manner, a Settlement Amount for this Transaction, including for each Gas Transaction outstanding hereunder, as of the time of the termination hereof or as soon thereafter as is reasonably practicable and a Net Settlement Amount; provided that this remedy of liquidation and termination shall not be available when the Termination Event is a failure to deliver or receive Gas and the Defaulting Party pays any sum due from it in accordance with Section 11.4. The Non-Defaulting Party shall use reasonable efforts to give notice to the Defaulting Party that a liquidation pursuant to this Section 11.2 has occurred before the close of business on the Business Day following such liquidation, provided that failure to give such notice shall not affect the validity or enforceability of the liquidation or give rise to any claim by the Defaulting Party against the Non-Defaulting Party.

11.3 **Settlement Amount**

As used herein, the term "Settlement Amount" shall mean the net of all losses and costs (or gains), expressed in United States dollars, as calculated by the Non-Defaulting Party in any commercially reasonable manner, which the Non-Defaulting Party incurs as a result of a liquidation, pursuant to this Article 11, of this Transaction, including each Gas Transaction entered into hereunder including the net of all losses and costs (or gains) incurred by the Non-Defaulting Party as a result of the liquidation of each Gas Transaction based upon the then-current replacement value thereof and, at the Non-Defaulting Party's option, but without duplication, the net of all losses and costs which the Non-Defaulting Party incurs as a result of maintaining, terminating, obtaining or re-establishing any hedge or related trading positions. The Non-Defaulting Party shall set off (i) any Settlement Amounts that are due to the Defaulting Party, plus any margin or other Collateral which is cash or Cash Equivalents then held by the Non-Defaulting Party, plus any amounts owing to the Defaulting Party

for Gas that has been delivered including Transportation Costs, plus (at the Non-Defaulting Party's election) any or all other amounts due to the Defaulting Party by the Non-Defaulting Party (whether under this Agreement or otherwise and whether or not then due) against (ii) any Settlement Amounts that are due to the Non-Defaulting Party, plus any margin or other Collateral which is cash or Cash Equivalents then held by the Defaulting Party, plus any amounts owing to the Non-Defaulting Party for Gas that has been delivered including Transportation Costs, plus (at the Non-Defaulting Party's election) any or all other amounts due to the Non-Defaulting Party by the Defaulting Party (whether under this Agreement or otherwise and whether or not then due), so that all such amounts shall be netted to a single liquidated amount payable by one Party to the other Party (the "**Net Settlement Amount**"). The Net Settlement Amount shall be due and payable to or from the Non-Defaulting Party as appropriate. A Party with a Net Settlement Amount payment obligation shall pay such amount to the other Party within one Business Day of receipt from the Non-Defaulting Party of notice of such calculation. In calculating any Settlement Amount and the Net Settlement Amount, the Non-Defaulting Party shall discount to present value (in a commercially reasonable manner based on rates for the applicable period) any amount which would otherwise have been due at a later date (and shall be permitted to make a reasonable estimate of any such amount) and shall add interest (at a rate determined in the same manner) to any amount due prior to the date of the calculation. After the occurrence of a Termination Event, the Defaulting Party shall be responsible for all costs and expenses incurred by the Non-Defaulting Party as a result of the occurrence of such Termination Event (including reasonable attorneys' fees and disbursements).

11.4 Failure to Deliver or Receive Gas

Without limiting the rights of the Non-Defaulting Party under the provisions of this Article 11 or otherwise, if either Party (the "**Non-Performing Party**") shall fail to deliver or receive any quantity of Gas as required under this Transaction, such Party shall, as promptly as practicable, give notice of such default to the other Party (the "**Performing Party**") and the Performing Party shall be entitled to receive from the Non-Performing Party an amount, payable (or offset) on the next date a payment is due from either Party, calculated as follows:

(a) If UGE is the Non-Performing Party, then UGE shall be liable for (i) the amount of any charges incurred by Sempra that Sempra would not have incurred but for such failure by UGE and (ii) if the Sales Price (as defined below) is less than the Contract Price, the product of the amount, if any, by which the Contract Price exceeds the Sales Price multiplied by the amount by which the quantity received by the UGE was less than the quantity UGE was required to receive.

(b) If Sempra is the Non-Performing Party, then Sempra shall be liable for (i) the amount of any charges incurred by UGE that it would not have

incurred but for such failure by Sempra and (ii) if the Replacement Price (as defined below) is greater than the Contract Price, the product of the amount, if any, by which the Replacement Price exceeded the Contract Price multiplied by the amount by which the quantity delivered by Sempra was less than the quantity Sempra was required to deliver.

(c) The "Sales Price" shall be the price at which Sempra, acting in any commercially reasonable manner, effects a resale of the Gas not received by UGE or, absent such a resale, the market price for such quantity at the relevant Delivery Point, as determined by Sempra in any commercially reasonable manner. The "Replacement Price" shall be the price at which UGE, acting in any commercially reasonable manner, effects a purchase of the Gas not delivered by Sempra or, absent such a purchase, the market price for such quantity at the relevant Delivery Point, as determined by UGE in any commercially reasonable manner.

11.5 Additional Rights; Limitation of Damages

A Party's rights under this Article 11 are in addition to, and not in limitation or exclusion of, any other rights which that Party may have (whether by agreement, operation of law or otherwise). In no event shall either Party be liable to the other Party for consequential, incidental, punitive, exemplary or indirect damages in tort, for contract or otherwise; provided, that no remedy of liquidation or termination shall be available when the Termination Event is a failure to deliver or receive Gas that is due under this and the Non-Performing Party pays any sum due from it under Section 11.4.

ARTICLE 12
INDEMNITY AND EXPENSES

12.1 Indemnity by UGE

UGE agrees to indemnify Sempra from and against any and all claims, losses and liabilities in any way relating to, growing out of or resulting from this Agreement, the Collateral Documents and the Assignment Agreement (including enforcement hereof and thereof), except to the extent such claims, losses or liabilities result primarily from Sempra's gross negligence or wilful misconduct as finally determined by a court of competent jurisdiction or as expressly set forth in the proviso to Section 11.5.

12.2 Costs and Expenses of Enforcement

UGE agrees to pay to Sempra upon demand in cash the full amount of all costs and expenses (including the reasonable fees and expenses of its counsel and of any experts and agents) that Sempra may incur in connection with (i) the exercise or enforcement of any of the rights of Sempra under this Agreement and the other Transaction Documents upon the occurrence of a Termination Event, (ii) the failure by

UGE to perform or observe any of the provisions of this Agreement and the other Transaction Documents, or (iii) the custody, preservation, use of, or the sale of, collection from, or other realization upon, any of the Collateral.

12.3 **Costs and Expenses of Litigation**

In the event of any litigation hereunder, the losing Party shall pay the prevailing Party's reasonable expenses, including attorneys fees, expert fees, and court costs, of litigation and litigation preparation.

12.4 **Survival**

The obligations of the Parties in this Article 12 shall survive the termination of this Agreement and the discharge of the Parties' other obligations under the Transaction Documents.

ARTICLE 13
MISCELLANEOUS

13.1 **Term and Termination of Obligation to Enter into Gas Transactions**

The obligation of Sempra and UGE to enter into Gas Transactions shall terminate on the earlier of (a) June 30, 2010 and (b) the date of termination, liquidation and settlement by the Non-Defaulting Party pursuant to Article 11 after the occurrence of a Termination Event. Subject to Section 12.4, the remaining terms of this Agreement shall remain in full force and affect until the satisfaction by both parties of all of their respective obligations hereunder and in respect of all Gas Transactions entered into hereunder.

13.2 **Amendments, etc.**

No term or provision of this Agreement shall be amended, modified, altered, waived, or supplemented except in a writing signed by the Parties hereto. Any such waiver shall be effective only in the specific instance and for the specific purpose for which it was given.

13.3 **Notices**

Any notice or other communication herein required or permitted to be given shall be in writing and may be sent by facsimile or other mutually agreed electronic means, by courier or by hand delivery and, unless otherwise specified herein, shall be deemed to have been given when delivered in person or by courier service, or upon receipt of a facsimile, to a Party at the following address or facsimile number or such other address or facsimile number as shall be designated by such Party in a written notice delivered to the other Party hereto:

(a) For notices sent to UGE, to:

c/o Universal Energy Group Ltd.
25 Sheppard Avenue West, Suite 1605
Toronto, ON M2N 6S6
Attention: Mark Silver
Telephone: (416) 221-8998
Facsimile: (416) 221-4787

(b) For notices sent to Sempra with respect to matters other than operations, to:

Sempra Energy Trading Corp.
58 Commerce Road
Stamford, CT 06902
Attention: General Counsel
Telephone: (203) 355-5510
Facsimile: (203) 355-5410

For notices sent to Sempra with respect to operations:

Sempra Energy Trading Corp.
58 Commerce Road
Stamford, CT 06902
Attention: Operations
Telephone: (203) 355-6630
Facsimile: (203) 355-5342

provided that if UGE wants to nominate any Gas or make a change to the Scheduled Gas, UGE shall notify Sempra by facsimile at 403-269-8432 and confirm such notification by telephone at 403-750-2462.

13.4 Failure or Indulgence Not Waiver; Remedies Cumulative

No failure or delay on the part of Sempra or UGE in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

13.5 Severability

In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of

the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby unless such invalidity, illegality or unenforceability materially impairs the economic benefit of protections deemed by a Party from the Transaction, taken as a whole.

13.6 Confidentiality

Neither Party to this Agreement shall disclose the terms or conditions of this Agreement or the Transaction to a third party (other than such Party's employees, lenders, counsel, accountants or advisors who need to know such information and have agreed to keep such terms confidential); except in order to comply with any applicable law, regulation, or any exchange, control area or independent system operator rule or in connection with any court or regulatory proceeding; provided, however, each such Party shall, to the extent practicable, use reasonable efforts to prevent or limit the disclosure. The Parties shall be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with, this confidentiality obligation.

13.7 Recording

Each Party consents to the recording of all telephone conversations between its employees and the employees of the other Party and agrees to obtain any necessary consent of, and give notice of such recording to, its employees. Any such recordings may be introduced as evidence in any legal proceeding to establish proof of any matter relating to this Agreement.

13.8 Governing Law; Terms

THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK AND THE LAWS OF THE UNITED STATES APPLICABLE THEREIN, WITHOUT REGARD TO RULES ON CHOICE OF LAW.

13.9 Consent to Jurisdiction and Service of Process

ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST UGE OR SEMPRA ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, MAY BE BROUGHT IN ANY FEDERAL OR STATE COURT LOCATED WITHIN THE STATE OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH OF SEMPRA AND UGE, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (1) ACCEPTS GENERALLY AND UNCONDITIONALLY THE NON-EXCLUSIVE JURISDICTION AND VENUE OF ANY SUCH COURT; (2) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (3) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO UGE AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 13.3; (4) AGREES THAT SERVICE AS PROVIDED IN

CLAUSE (3) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER UGE IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; (5) AGREES THAT THE OTHER PARTY RETAINS THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST IT IN THE COURTS OF ANY OTHER JURISDICTION; AND (6) AGREES THAT THE PROVISIONS OF THIS SECTION 13.9 RELATING TO JURISDICTION AND VENUE SHALL BE BINDING AND ENFORCEABLE TO THE FULLEST EXTENT PERMISSIBLE UNDER THE LAWS OF THE STATE OF NEW YORK.

13.10 Waiver of Jury Trial

UGE AND SEMPRA HEREBY AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT. The scope of this waiver is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Transaction, including contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. UGE and Sempra acknowledge that this waiver is a material inducement for UGE and Sempra to enter into a business relationship, that UGE and Sempra have already relied on this waiver in entering into this Agreement and that each will continue to rely on this waiver in their related future dealings. UGE and Sempra further warrant and represent that each has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SUBSECTION AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

13.11 No Implied Representations or Warranties

EXCEPT AS EXPRESSLY SET FORTH HEREIN, SEMPRA EXPRESSLY NEGATES ANY OTHER REPRESENTATION, WARRANTY OR CONDITION, WRITTEN OR ORAL, EXPRESS OR IMPLIED, INCLUDING ANY REPRESENTATION, WARRANTY OR CONDITION WITH RESPECT TO CONFORMITY TO MODELS OR SAMPLES, MERCHANTABILITY, OR QUALITY OR FITNESS FOR ANY PARTICULAR PURPOSE.

13.12 Entire Agreement

This Agreement contains the entire agreement between the Parties and supersedes all prior oral or written communications or agreements relating to the

subject matter hereof, other than in confirmations between the Parties which shall be incorporated into this Agreement as confirmations hereunder.

13.13 Credit Support

The Gas Transactions described herein shall be marked-to-market and UGE shall provide collateral to Sempra in accordance with the terms hereof and of the Security Agreement.

13.14 Forward Contract

The parties to this Agreement acknowledge and agree that all Gas Transactions constitute "forward contracts" within the meaning of Title II of the United States Code entitled "Bankruptcy" and "eligible financial contracts" within the meaning of *Companies' Creditors Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada) (in any case, as amended, restated, replaced or re-enacted from time to time) and will be treated similarly under and in all proceedings related to any bankruptcy, insolvency or similar law (regardless of the jurisdiction of application or competence of such law) or any ruling, order, directive or pronouncement made pursuant thereto.

13.15 Assignment

Neither of the Parties shall assign this Agreement or its rights hereunder, in whole or in part, without the prior written consent of the other Party, which consent may be withheld in the exercise of the other Party's sole discretion.

13.16 Counterparts

This Agreement may be executed in one or more counterparts and by different Parties in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. In addition, facsimile copies of executed counterparts shall be conclusively regarded for all purposes as originally executed counterparts pending the delivering of the originals.

13.17 Enurement

This Agreement shall be binding upon and enure to the benefit of successors, assigns, personal representatives and heirs of the respective Parties.

13.18 Non-Merger

The provisions contained in this Agreement shall survive and shall not merge in any conveyance, transfer, assignment, novation agreement or other document or instrument issued pursuant to or in connection with this Agreement.

IN WITNESS WHEREOF, UGE and Sempra have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

UNIVERSAL GAS & ELECTRIC CORPORATION

By: [redacted]

Name: Nino Silvestri

Title: Chief Operating Officer

SEMPRA ENERGY TRADING CORP.

By: [redacted]

Name: Mara Kent

Title: Vice President.

323360 v4

AMENDED AND RESTATED

NATURAL GAS PURCHASE AND SALE AGREEMENT

between

UNIVERSAL ENERGY CORPORATION

and

SEMPRA ENERGY TRADING CORP.

Dated as of February 2, 2007

TABLE OF CONTENTS

AMENDED AND RESTATED

NATURAL GAS PURCHASE AND SALE AGREEMENT

This Amended and Restated Natural Gas Purchase and Sale Agreement (this "**Agreement**") is dated as of February 2, 2007 and entered into by and between:

UNIVERSAL ENERGY CORPORATION ("**Universal**"), an Ontario corporation,

and

SEMPRA ENERGY TRADING CORP. ("**Sempra**"), a Delaware corporation.

RECITALS

A. Universal is a retail load aggregator and is in the business of supplying Gas to residential and commercial customers.

B. Universal and Sempra entered into that certain Natural Gas Purchase and Sale Agreement dated as of July 14, 2005 and also entered into that certain Natural Gas Purchase and Sale Agreement Amending Agreement also dated as of July 14, 2005 (together, the "**Original Supply Agreement**") pursuant to which Sempra agreed to act as Universal's exclusive supplier of Gas on the terms and conditions set forth therein.

C. Universal and Sempra now hereby agree to amend and restate the terms of the Original Supply Agreement as set forth herein.

D. Universal has agreed to continue to secure all of its obligations to Sempra by the grant of a First Priority security interest on substantially all of Universal's current and future assets, including all cash and Cash Equivalents, all accounts receivable and all deposit accounts.

E. Universal has agreed that all payments from Universal's customers and the LDCs making payments to Universal shall continue to be paid to a specified lockbox or by wire transfer to specified blocked accounts under the control of Sempra, from which amounts shall be paid first to Sempra in satisfaction of payments due hereunder and any excess amounts then paid to Universal.

In consideration of the premises and in order to induce Sempra to enter into the Transaction with Universal and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each of the Parties, Universal and Sempra hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals to this Agreement, the following terms have the meanings set forth below:

> "**Affiliate**", as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person or that is related to such Person by birth or marriage. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.
>
> "**Asset Sale**" means the sale by Universal to any Person of (i) substantially all of the assets of any division or line of business of Universal or (ii) any other assets (whether tangible or intangible) of Universal (other than (A) inventory sold in the ordinary course of business and (B) any other assets to the extent that the aggregate value of such assets sold in any single transaction or related series of transactions is equal to or less than $50,000).
>
> "**Bank**" means The Bank of Nova Scotia.
>
> "**Base Price**" has the meaning assigned to such term in Section 2.4.
>
> "**Blocked Accounts**" means Canadian dollar deposit account #55582-002-0082317 with the Bank at the Bank's Woodbridge, Ontario branch (branch number 55582), and, when required by Sempra, a United States dollar deposit account with the Bank, at the Bank's Woodbridge, Ontario branch (branch number 55582), which accounts shall be in the name of Universal but subject to the control of Sempra in accordance with the Blocked Account Agreement.
>
> "**Blocked Account Agreement**" means that certain Blocked Account Agreement dated as of July 14, 2005 among Universal, Sempra and the Bank.
>
> "**Budget**" has the meaning assigned to such term in Section 10.1(g)(v).
>
> "**Business Day**" shall mean a calendar day other than a Saturday, Sunday or statutory or banking holiday in New York, New York or Toronto, Ontario.
>
> "**Capital Lease**", as applied to any Person, means any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity

with GAAP, is accounted for as a capital lease on the balance sheet of that Person.

"**Cash Equivalents**" means, as at any date of determination, (i) marketable securities (A) issued or directly and unconditionally guaranteed as to interest and principal by the Government of Canada or (B) issued by any agency of Canada the obligations of which are backed by the full faith and credit of Canada, in each case maturing within one year after such date; (ii) marketable direct obligations issued by any province of Canada or any political subdivision of any such province or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, the highest rating obtainable from either S&P or Moody's; (iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year after such date and issued or accepted by any lender or by any commercial bank listed in Schedule I to the *Bank Act* (Canada); and (v) shares of any money market mutual fund that (A) has at least 95% of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (B) has net assets of not less than $500,000,000, and (C) has the highest rating obtainable from either S&P or Moody's.

"**Change in Control**" means, with respect to Universal, if at any time of the determination thereof, UEGL shall cease to own or control, directly or indirectly, 100% of the aggregate Equity Interests in Universal.

"**Closing Date**" has the meaning assigned to such term in Section 8.1.

"**Collateral**" shall have the meaning ascribed to such term in the Security Agreement.

"**Collateral Documents**" means the Security Agreement, the Blocked Account Agreement, the UEGL Pledge Agreement, the UEGL Guarantee, and all other instruments or documents delivered pursuant to this Agreement or otherwise in order to grant to Sempra a Lien on any real, personal or mixed property of Universal as security for the obligations secured pursuant to the Security Agreement.

"**Contingent Obligation**", as applied to any Person, means any direct or indirect liability, contingent or otherwise, of that Person (i) with respect to any Indebtedness, lease, dividend or other obligation of another if the primary purpose or intent thereof by the Person incurring the Contingent Obligation is to provide assurance to the obligee of such obligation of another that such obligation of another will be paid or discharged, or that any agreements relating

thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof, or (ii) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings, or (iii) under any hedge agreements. Contingent Obligations shall include (A) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another, (B) the obligation to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement, and (C) any liability of such Person for the obligation of another through any agreement (contingent or otherwise) (1) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (2) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclauses (1) or (2) of this sentence, the primary purpose or intent thereof is as described in the preceding sentence. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if less, the amount to which such Contingent Obligation is specifically limited.

"**Contract Price**" shall mean the price in Canadian dollars per gigajoule to be paid by Universal to Sempra for Gas purchased and sold hereunder.

"**Contract Quantity**" shall have the meaning set forth in Section 2.3.

"**Contract Year**" shall mean each successive 12-month period during the term hereof with the initial Contract Year commencing on the date first written above, each subsequent Contract Year commencing on the annual anniversary of such date and the final Contract Year ending on the date of termination hereof.

"**Contractual Obligations**", as applied to any Person, means any provision of any Securities issued by that Person or of any material indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

"**Current Margin Amount**" shall have the meaning set forth in Section10.3.

"**Customer-Equivalents**" means the aggregate of the following calculations for each relevant Gas customer and electric energy customer of Universal:

For each such customer, the greater of:

(i) one (1); or

(ii) an amount equal to:

(A) with respect Gas customers:

(I) the average amount of Gas per month (expressed in gigajoules) consumed by that customer during the shorter of the number of months that customer has been a customer of Universal or the previous twelve (12) months; multiplied by

(II) twelve (12);

which product of (I) and (II) shall be rounded upwards or downwards, as the case may be, to the nearest multiple of one hundred six (106) and then divided by one hundred six (106); and

(B) with respect to electric energy customers:

(I) the average amount of electric energy per month (expressed in kilowatts) consumed by that customer during the shorter of the number of months that customer has been a customer of Universal or the previous twelve (12) months; multiplied by

(II) twelve (12)

which product of (I) and (II) shall be rounded upwards or downwards, as the case may be, to the nearest multiple of ten thousand (10,000) and then divided by ten thousand (10,000);

provided, that where a customer is both a Gas customer and an electric energy customer, its Customer Equivalent for both commodities shall be included in such calculation.

"**Customer Load**" means, with respect to a customer of Universal, the Gas load requirements of that customer.

"**Defaulting Party**" shall have the meaning set forth in Section 11.1.

"**Delivery Point**" shall mean the point or points where delivery and receipt of Gas is to take place, as agreed to by Sempra and Universal in accordance with this Agreement.

"**Electricity Swap**" shall refer to any swap, contract for differences, option or other transaction in respect of electric energy including any transaction under the Universal Swap Agreement.

"**EPT**" means eastern prevailing time.

"**Equity Interests**" means (i) with respect to a corporation, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including all common stock and preferred stock, or warrants, options or other rights to acquire any of the foregoing and (ii) with respect to a partnership, limited liability company or similar Person, any and all units, interests, rights to purchase, warrants, options, or other equivalents of, or other ownership interests in, any such Person.

"**First Priority**" means, with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that (i) such Lien is perfected and has priority over any other Lien on such Collateral and (ii) such Lien is the only Lien (other than Permitted Liens) to which such Collateral is subject.

"**Fiscal Quarters**" means the fiscal quarters of Universal ending on March 31, June 30, September 30 and December 31 of each calendar year.

"**Fiscal Year**" means the fiscal year of Universal ending on September 30 of each calendar year.

"**Force Majeure**" means an occurrence or event not reasonably within the control of the affected Party and which by the exercise of due diligence of such Party could not have been prevented or overcome, including the following: (i) physical events such as acts of God, landslides, lightning, earthquakes, fires, storms or storm warnings, such as hurricanes, which result in evacuation of the affected area, floods, washouts, explosions, breakage or accident or necessity of repairs to machinery or equipment or lines of pipe; (ii) weather related events affecting an entire geographic region, such as low temperatures which cause freezing or failure of wells or lines of pipe; (iii) interruption of firm transportation and/or storage by Transporters; (iv) acts of others such as strikes, lockouts or other industrial disturbances, riots, sabotage, insurrections or wars; and (v) governmental actions such as necessity for compliance with any court order, law, statute, ordinance, or regulation promulgated by a Governmental Entity having jurisdiction.

"**Free Cash**" means for any period, Universal's operating cash flow for such period net of any liabilities that are past due minus any cash flows associated with investing activities during such period (*e.g.*, capital expenditures) and minus any cash flows associated with financing activities during such period (*e.g.*, debt repayments), all as evidenced in Universal's financial statements for such period prepared in accordance with GAAP.

"**GAAP**" means generally accepted accounting principles in Canada approved by the Canadian Institute of Chartered Accountants.

"**Gas**" means merchantable natural gas comprised of a mixture of hydrocarbons and non-combustible gases in a gaseous state consisting primarily of methane that meets the specifications of the relevant Transporters in effect at the time the natural gas is delivered, including quality, temperature and pressure.

"**Gas Daily**" means the publication *Gas Daily*, as published by Platts, a division of The McGraw Hill Companies, Inc., or any successor publication thereto.

"**Gas Day**" means, with respect to a delivery of Gas, a period of 24 consecutive hours of Gas flow, coextensive with a "Gas Day," "Flow Day," "Gas Flow Day" or equivalent term, as defined in the tariff of the Transporter in respect of such Gas.

"**Gas Settlement Date**" means, with respect to Gas delivered in accordance with this Agreement, the 25th calendar day of the calendar month following the month of such delivery.

"**Gas Transaction**" means a purchase and sale of Gas to be performed pursuant to this Agreement, as evidenced by a Nomination Notice.

"**Governmental Entity**" means (I) any international, multinational, national, federal, provincial, state, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (II) any subdivision or authority of any of the above, (III) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, and (IV) any stock exchange.

"**GST**" shall have the meaning set forth in Section 4.2 hereof.

"**Held Margin Amount**" shall have the meaning set forth in Section10.3.

"**Indebtedness**", as applied to any Person, means (i) all indebtedness for borrowed money, (ii) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with

GAAP, (iii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money, (iv) any obligation owed for all or any part of the deferred purchase price of property or services, which purchase price is (A) due more than six months from the date of incurrence of the obligation in respect thereof or (B) evidenced by a note or similar written instrument, and (v) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person.

"**Investment**" means (i) any direct or indirect purchase or other acquisition by a Person of, or of a beneficial interest in, any Securities of any other Person, (ii) any direct or indirect loan, advance (other than advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by a Person to any other Person, including all indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business, or (iii) any interest rate agreements or currency agreements.

"**IPO Date**" the closing date of the initial public offering of UEGL.

"**LDC**" means the local distribution company responsible for delivering Gas to Universal's customers in a particular geographic area.

"**LDC Citygate**" means the delivery point for the distribution system of the applicable LDC.

"**LIBOR**" means, for any day, the rate per annum equal to the London Interbank Offered Rate that appears in the "Money Rates" section of *The Wall Street Journal* on that day.

"**Lien**" means (I) any mortgage, charge, pledge, hypothecation, security interest, assignment by way of security, encumbrance, lien (statutory or otherwise), hire purchase agreement, conditional sale agreement, deposit arrangement, title retention agreement or arrangement, or any assignment, arrangement or condition that in substance secures payment or performance of an obligation, (II) any trust arrangement, (III) any arrangement which creates a right of set-off out of the ordinary course of business, (IV) any option, warrant, right or privilege capable of becoming a transfer, sale, assignment, exchange, gift, donation or other disposition of Securities where possession, legal title, beneficial ownership or the economic risk or return associated with such Securities passes directly or indirectly from one Person or to another to the same Person in a different legal

capacity, whether or not for value, whether or not voluntary and however occurring, or (V) any agreement to grant any such rights or interests.

"**Lockbox**" means a lockbox to be established by Universal at the Bank forthwith after request by, and on terms and conditions acceptable to, Sempra.

"**Margin Determination Day**" shall have the meaning set forth in Section10.3.

"**Material Adverse Effect**" means (i) a material adverse effect upon the business, operations, properties, assets, condition (financial or otherwise) of Universal, UGE or UEGL or (ii) the impairment of the ability of (A) Sempra to enforce its rights and remedies under the Transaction Documents or (B) Universal, UGE or UEGL to perform its respective obligations thereunder.

"**Moody's**" means Moody's Investors Service, Inc. or its successor.

"**Net Settlement Amount**" shall have the meaning set forth in Section 11.3.

"**New Supplier Guaranty**" shall have the meaning assigned to it in Section 10.2(c).

"**Nomination Notice**" shall have the meaning set forth in Section 3.1(a).

"**Non-Defaulting Party**" shall have the meaning set forth in Section 11.1.

"**Non-Performing Party**" shall have the meaning set forth in Section 11.4.

"**Notional Exposure Amount**" shall have the meaning set forth in Section 10.2(t).

"**Organizational Documents**" means, with respect to any Person, the certificate of incorporation, charter, by-laws, certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement, operating agreement, joint venture agreement, or other similar organizational instrument or document governing such Person.

"**Outstanding Margin Amount**" shall have the meaning set forth in Section 10.3.

"**Parties**" means Universal and Sempra and "**Party**" means either one of them.

"**Performing Party**" shall have the meaning set forth in Section 11.4.

"**Permitted Liens**" means following types of Liens (excluding any Lien expressly prohibited by any applicable terms of any of the Transaction Documents):

(a) Liens for taxes, assessments or governmental charges or claims the payment of which is not, at the time, required by Section 10.1(a);

(b) statutory Liens of landlords, statutory Liens of banks, statutory Liens of carriers, warehousemen, mechanics, repairmen, workmen and materialmen, and other Liens imposed by law, in each case incurred in the ordinary course of business (i) for amounts not yet overdue or (ii) for amounts that are overdue and that (in the case of any such amounts overdue for a period in excess of 5 days) are being contested in good faith by appropriate proceedings, so long as (A) such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made for any such contested amounts, and (B) in the case of a Lien with respect to any portion of the Collateral, such contest proceedings conclusively operate to stay the sale of any portion of the Collateral on account of such Lien;

(c) deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of statutory obligations, bids, leases, government contracts, trade contracts, and other similar obligations (exclusive of obligations for the payment of borrowed money), so long as no foreclosure, sale or similar proceedings have been commenced with respect to any portion of the Collateral on account thereof;

(d) licenses, leases or subleases granted to third parties in accordance with any applicable terms of the Collateral Documents and not interfering in any material respect with the ordinary conduct of the business of Universal or resulting in a material diminution in the value of any Collateral as security for the obligations secured pursuant to the Security Agreement;

(e) easements, rights-of-way, restrictions, encroachments, and other minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of Universal's business or result in a material diminution in the value of any Collateral as security for the obligations secured pursuant to the Security Agreement;

(f) any (i) interest or title of a lessor or sublessor under any lease not prohibited by this Agreement, (ii) Lien or restriction that the interest or title of such lessor or sublessor may be subject to, or (iii) subordination of the interest of the lessee or sublessee under such lease to any Lien or restriction referred to in the preceding clause (ii), so long as the holder of such Lien or restriction agrees to recognize the rights of such lessee or sublessee under such lease;

(g) Liens arising from filing financing statements relating solely to leases not prohibited by this Agreement;

(h) any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property;

(i) Liens granted pursuant to the Collateral Documents;

(j) Liens securing obligations (other than obligations representing Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of Universal's business;

(k) Liens created in connection with secured debt in aggregate not to exceed $50,000, created or assumed to finance any part of the purchase price of tangible personal property; and

(l) a single Silent Second Lien created by Universal in accordance with Section 10.2(c) (with a third-party commodity supplier to a New Supply Affiliate as the holder of such Silent Second Lien) after June 30, 2010 to secure the obligations of Universal arising under a New Supplier Guaranty.

"**Person**" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have similarly extended meaning.

"**Proceeding**" means any action, suit, proceeding (whether administrative, judicial or otherwise and including any regulatory proceeding), governmental investigation or arbitration.

"**Replacement Price**" shall have the meaning assigned to it in Section 11.4(c).

"**S&P**" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., or its successor.

"**Sales Price**" shall have the meaning assigned to it in Section 11.4(c).

"**Schedule**" means the act of Sempra, Universal or any relevant Transporter notifying, requesting and confirming in writing to each other the quantity of Gas to be delivered pursuant to this Agreement on any Business Day.

"**Securities**" means:

(a) a document that is (i) issued in bearer, order or registered form, (ii) of a type commonly dealt in upon securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, (iii) one of a class or series or by its terms is divisible into a class or series of documents, and (iv) evidence of a share, participation or other interest in property or in any enterprise or is evidence of an obligation of the issuer and includes an uncertificated security; and

(b) a share, participation or other interest in a Person.

"**Security Agreement**" means that certain Security Agreement dated as of July 14, 2005, as amended from time to time, between Sempra and Universal.

"**Settlement Amount**" shall have the meaning set forth in Section 11.3 hereof.

"**Silent Second Lien**" means a Lien that is second in priority (aside from statutory liens) to the security interest of a First Priority Lien-holder and in respect of which the holder thereof has agreed to, among other things, certain restrictions on the exercise of its rights by entering into an intercreditor agreement with the relevant pledgor and the holder of the First Priority Lien, which agreement shall be substantially similar to the intercreditor agreement attached hereto as Annex 1.

"**Subsidiary**", with respect to any Person, means any corporation, partnership, trust, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the members of the board of directors or similar governing body is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

"**Taxes**" shall have the meaning set forth in Section 4.1 hereof.

"**Termination Event**" shall have the meaning set forth in Section 11.1 hereof.

"**Terra**" means Terra Grain Fuels Inc., a corporation organized under the laws of Canada.

"**Transaction**" means the transactions contemplated in this Agreement.

"**Transaction Documents**" means this Agreement and all confirmations evidencing the terms of Gas Transactions hereunder, the Collateral Documents and each other agreement that may be entered into by the parties hereto in connection with the Transaction (in each case, as such agreement may be amended, restated, modified or otherwise supplemented on or after the date hereof).

"**Transporter**" means a natural gas pipeline company through the facilities of which Gas to be purchased or sold hereunder is delivered, received or stored.

"**Transportation Costs**" means Transporter demand and capacity charges and all the variable costs incurred by Sempra as principal or agent for delivering or storing Gas in accordance with this Agreement, including fuel shrinkage or losses, commodity costs and any other charges made in accordance with any relevant tariffs approved by the applicable Governmental Entity.

"**UEGL**" means Universal Energy Group Ltd., a Canada Corporation and the ultimate parent of Universal.

"**UEGL Guarantee**" means the unlimited guarantee to be delivered by UEGL to Sempra on the Closing Date in the form of Exhibit A hereto.

"**UEGL Pledge Agreement**" means the securities pledge agreement to be delivered by UEGL to Sempra on the Closing Date in the form of Exhibit B hereto.

"**UEGL's Counsel**" means Burnet, Duckworth & Palmer LLP.

"**UGE**" means Universal Gas & Electric Corporation, a corporation organized and existing under the laws of Delaware, and a wholly-owned subsidiary of Universal.

"**UGE Agreement**" means that certain Natural Gas Purchase and Sale Agreement dated as of February 2, 2007, as amended from time to time, between UGE and Sempra.

"**Universal Agreements**" means this Agreement and the Universal Swap Agreement.

"**Universal Swap Agreement**" means that certain Amended and Restated Electricity Swap Master Agreement dated as of February 2, 2007, as amended from time to time, between Universal and Sempra.

"**Universal's Counsel**" means Michael Silver.

1.2 **References**

(a) References in this Agreement to "**this Agreement**", "**hereof**", "**hereto**" or "**hereunder**" and similar expressions mean and refer to this Agreement and not to any particular provision of this Agreement and includes every instrument supplemental or ancillary thereto.

(b) References in this Agreement to Articles or Sections are to Articles or Sections in or to this Agreement, unless otherwise stated.

(c) References to "**including**" means including, without limitation, and "**includes**" and other derivatives thereof shall have corresponding meanings.

(d) In computation of periods of time in this Agreement from a specified date to a later specified date, the word "**from**" means "**from and including**" and the words "**to**" and "**until**" each means "**to but excluding**".

(e) References to the Original Supply Agreement in any other agreement entered into prior to the effectiveness of this Agreement, including in any of the Transaction Documents or in any Nomination Notice or other confirmation evidencing a Gas Transaction, shall, after the Closing Date, be deemed to be a reference to this Agreement.

1.3 **Headings and Division**

The division of this Agreement into Articles and Sections and the provision of headings in this Agreement are inserted for convenience of reference only and shall not affect the construction or the interpretation of this Agreement.

1.4 **Included Words**

In this Agreement, words importing the singular shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neuter genders, all as may be applicable by the context.

1.5 **Conflict between this Agreement and any Confirmation**

In the event of a conflict between the terms and conditions of this Agreement and the terms and conditions of any Gas Transaction, as may be evidenced by a confirmation, the provisions in the confirmation shall govern except with respect to matters described in Articles 11 and 12 hereof in respect of which the provisions in this Agreement shall govern.

1.6 **References to Agreements or Statutes**

Any reference in this Agreement to an agreement shall, unless the context otherwise requires, mean and refer to such agreement as modified, amended, restated

or supplemented from time to time, and a reference to any statute is a reference to that statute and any regulations made pursuant thereto as re-enacted, varied, amended, modified, supplemented or replaced from time to time.

1.7 Currency; Unit Conversions

All references to currency in this Agreement are deemed to mean currency of Canada. For the purpose of any conversion of gigajoules to MMBTus required herein, 1.053 gigajoules shall equal one MMBtu.

ARTICLE 2
PURCHASE AND SALE OF NATURAL GAS

2.1 Nature of the Agreement

This Agreement establishes standard, binding terms and conditions governing all Gas Transactions between Sempra, as seller of Gas, and Universal, as buyer of Gas. Each Gas Transaction (including any Gas Transaction originally entered into under the Original Supply Agreement) shall constitute a part of this Agreement and all Gas Transactions, together with this Agreement and the Transaction Documents (which are hereby incorporated herein in their entirety by reference) shall constitute a single agreement. Each such Gas Transaction is entered into in reliance on the fact that this Agreement and all Gas Transactions entered into hereunder constitute a single agreement. Any reference contained herein, or in any other agreement or document that is intended to refer to this Agreement or the Original Supply Agreement is hereby deemed by the Parties to be a reference to this Agreement as supplemented by any Gas Transactions and the provisions of the Transaction Documents. For the avoidance of doubt, all Gas Transactions entered into under the Original Supply Agreement now constitute a part of this Agreement and are now subject to the terms hereof.

2.2 Exclusive Supply

Universal hereby agrees that Sempra will be Universal's exclusive supplier of Gas and that Universal will not purchase Gas from any other Person during the term of this Agreement, except as permitted pursuant to Section 10.2(a).

2.3 Contract Quantity

Subject to provisions otherwise in this Agreement, each day during the term of this Agreement, provided Sempra receives Universal's Nomination Notice in accordance with the timing requirements set forth in Section 3.1, Universal shall purchase and receive from Sempra, and Sempra shall sell and deliver to Universal, at the Delivery Points specified with respect to any applicable Gas Transactions, the quantity of Gas indicated with respect to that day in the Nomination Notices applicable to that day (the "**Contract Quantity**"), as balanced by the relevant LDCs, to satisfy the

requirements of Universal's Customer Load for that day in accordance with the terms and conditions of this Agreement.

2.4 Contract Price

(a) For each Gas Transaction hereunder that acts as a hedge of Sempra's market price risk with respect to a transaction in respect of Gas entered into by Sempra with a third party on terms negotiated by Universal with that third party and acceptable to Sempra (that gas transaction a "**Sleeve Transaction**"), the Contract Price per gigajoule shall be equal to the sum of the following amounts:

(i) the fixed price actually paid or received by Sempra, per gigajoule, under such Sleeve Transaction (the "**Base Price**"); plus

(ii) all actual related risk management and delivery expenses incurred by Sempra with respect to the Gas Transaction or the related Sleeve Transaction, including brokerage commissions, interest costs for required cash margin or other collateral posted in connection with the Gas Transaction or the related Sleeve Transaction, costs for breaking and/or replacing any hedge, delivery charges, and similar costs and expenses incurred by Sempra divided by the Contract Quantity associated with such Transaction to determine the per gigajoule amount of such costs, expenses and charges; plus

(iii) [redacted] of the Base Price.

(b) For each Gas Transaction that does not act as a hedge of Sempra's market price risk with respect to a Sleeve Transaction, a price mutually agreed between Universal and Sempra; provided that, when Universal requests that Sempra offer a price quote in respect of such a proposed Gas Transaction, Sempra shall act in good faith to offer a commercially reasonable price based on Sempra's assessment of the then-prevailing market.

2.5 Firm Basis

All purchases and sales of Gas made pursuant to all Gas Transactions under this Agreement shall be made on a firm basis in accordance with the operating tariff of each applicable LDC.

ARTICLE 3
NOMINATIONS

3.1 Gas Nomination

(a) To make a purchase of Gas hereunder and to enable Sempra to make Transporter nominations for Universal in accordance with the provisions hereof, Universal shall provide to Sempra, in writing and at or prior to the time specified, the following nominations (each a "**Nomination Notice**"):

(i) by 9:00 a.m. EPT on the second to last Business Day prior to physical Gas flow for the next ensuing delivery month, Universal's monthly baseload nomination for any Gas to be purchased by Universal from Sempra for that next ensuing delivery month; and

(ii) by 9:00 a.m. EPT on the Business Day prior to physical Gas flow for any day during the term of this Agreement for which Universal requires additional quantities of Gas from Sempra, Universal's nomination for Gas to be purchased by Universal from Sempra for that day, which non-baseload purchases of Gas shall be for an equal and rateable volume of Gas for each Gas Day until the next Business Day.

(b) Sempra shall perform all Transporter nominations for Universal based on the Nomination Notice submitted by Universal to Sempra; provided that Universal shall, to the extent necessary, perform all nominations behind LDC Citygates.

(c) Sempra will act as (i) Universal's agent, or (ii) when required by a particular Transporter and agreed to by Sempra (in Sempra's sole discretion), principal, in respect of Transporter capacity required to service Universal's Customer Loads. Accordingly, Universal will either release Transporter capacity to Sempra, or appoint Sempra to act as Universal's agent in respect of all Transporter capacity held by Universal on the Closing Date and at any time after the Closing Date so long as this Agreement is in force. Universal will also provide to Sempra instructions regarding any additional capacity required for monthly or seasonal periods sufficient to enable Sempra to locate and acquire such capacity in a timely and efficient manner. Sempra will then acquire such additional Transporter capacity, as directed by and as agent for Universal, provided that Universal has agreed to pay the demand charges with respect thereto.

(d) Universal (the "**Indemnitor**") hereby agrees to indemnify, defend, save and hold harmless each of Sempra and any third party acting on Sempra's behalf, and each of their respective directors, officers, employees,

shareholders, partners, counsel, auditors, accountants, agents, advisors and other representatives and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the "**Indemnitee**"), from and against any and all losses, liabilities, fines, penalties, claims and actions of any kind including reasonable legal fees and expenses and costs of court and any imbalance or other penalties or charges imposed by any Transporter or LDC (collectively, "**Damages**") which are caused by, arise from, are incurred in connection with or relate in any way to the services described in clauses (b) and (c) of this Section 3.1 to be provided to Universal by Sempra or any Indemnitee; provided, however, this indemnity shall not apply to such Damages caused by the gross negligence or willful misconduct of such Indemnitee.

3.2 Imbalance Penalties

Each Party shall notify the other Party as promptly as reasonably practicable of any change in the quantity or rate at which such Party will be able to deliver or receive Gas hereunder. The Parties agree to cooperate immediately to adjust the Gas nominations as necessary to bring deliveries and receipts into balance so that penalties are avoided or minimized as much as possible. Any imbalance between the quantity of Gas Scheduled for delivery and received on any day and the quantity actually delivered and received on that day shall be corrected as promptly as reasonably practicable, but in no event later than the time required by the applicable Transporter's tariff. Each Party shall promptly notify the other Party of any notice it receives from a Transporter of any imbalance or penalty. Universal shall be responsible for and, to the extent necessary, shall reimburse Sempra for any imbalance penalties or costs other than resulting from Sempra's gross negligence or willful misconduct.

3.3 Transportation Costs

Universal shall be responsible for and, to the extent necessary, shall reimburse Sempra for all Transportation Costs. Upon a written request made by Universal, Sempra will provide Universal with documentary evidence of any Transportation Costs.

ARTICLE 4
TAXES

4.1 Taxes Generally

Universal shall be responsible for all taxes and environmental costs, including emission allowances, generation, gross receipts, excise, *ad valorem*, sales, transmission, utility, Btu or energy, importation, goods and services, value added and similar or different taxes and governmental charges, levies, licenses, fees, permits and assessments, or increases therein, imposed on or in respect of the purchase and sale of

Gas hereunder (collectively "**Taxes**"). Both Parties shall use reasonable efforts to administer this Agreement in accordance with their intent to minimize Taxes.

4.2 GST

The Contract Price does not include any amounts payable by Universal for the good and services tax ("**GST**") imposed pursuant to the *Excise Tax Act* (Canada) or any similar or replacement value added or sale or use tax enacted under successor legislation. Universal will pay Sempra the amount of GST payable for the purchase of Gas in addition to all other amounts payable under this Agreement. Sempra will hold the GST paid by Universal and will remit such GST as required by law. Universal and Sempra will provide each other with the information required to make such GST remittance or claim any corresponding input tax credits, including GST registration numbers. In the event that any amount becomes payable pursuant to this Agreement as a result of a breach, modification or termination of this Agreement, the amount payable shall be increased by any applicable Taxes or GST remittable by the recipient in respect of that amount.

ARTICLE 5
TITLE AND RISK

5.1 Title and Risk of Loss

Title to and risk of loss of Gas shall pass when such Gas is delivered from Sempra to Universal at the Delivery Point. Sempra, before the Delivery Point, and, Universal, at and after the Delivery Point, shall have exclusive control and possession of such Gas and shall be responsible for any injury or damage caused thereby.

5.2 Warranties

Sempra warrants that it will transfer to Universal good title to Gas delivered hereunder, free and clear of all liens, claims and encumbrances arising or attaching prior to the Delivery Point and that the sale by Sempra is in compliance with all applicable laws and regulations. SEMPRA DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE.

5.3 Indemnity

Sempra agrees to indemnify Universal and save Universal harmless from all losses, liabilities or claims including reasonable legal fees and costs of court, from any and all Persons, arising from or out of claims of title, personal injury or property damage from said Gas or other charges thereon which attach before title passes to Universal. Universal agrees to indemnify Sempra and save Sempra harmless from all losses, liabilities or claims including reasonable legal fees and costs of court, from any and all Persons, arising from or out of claims regarding payment, personal injury or

property damage from said Gas or other charges thereon which attach after title passes to Universal.

ARTICLE 6
PAYMENT TERMS

6.1 Invoices

Sempra shall deliver an invoice to Universal each calendar month. Each such invoice shall itemize all amounts owed by Universal hereunder, including amounts owed in connection with purchases of Gas during the previous calendar month, any imbalance penalties or Transportation Costs and any other applicable charges; provided, however, that any failure by Sempra to deliver an invoice to Universal shall not in any way affect Universal's obligation to pay such amounts or the timing of the payment of such amounts. If the actual quantity delivered is not known by the billing date, billing will be prepared based on the quantity of Gas nominated by Sempra for delivery. The invoiced quantity will then be adjusted to the actual quantity on the following month's invoice or as soon thereafter as actual delivery information is available.

6.2 Payment Terms

Subject to Section 6.9, Universal shall pay Sempra the full amount of an invoice delivered by Sempra to Universal on or before the Gas Settlement Date by wire transfer of immediately available funds in United States dollars for Gas Transactions designated in United States dollars and in Canadian dollars for Gas Transactions designated in Canadian dollars to accounts designated by Sempra. If Universal, in good faith, disputes the amount of any invoice or any part thereof, Universal shall notify Sempra of the reasons for its dispute and provide supporting documentation with respect to the amount disputed. Universal shall, nevertheless, pay the entire amount of the invoice within the time specified in this Section 6.2 for payment. Any disputed amount which is determined to be due to Universal shall be paid to Universal by Sempra within 10 days of the determination. Universal shall have no rights to dispute the accuracy of any invoice or payment after a period of two (2) years from the date on which the first invoice was delivered for a specified Transaction.

6.3 Interest

An entire invoice shall be paid when due. If Universal fails to remit the full amount payable by it when due, interest on the unpaid portion shall accrue from the date due until the date of payment at a rate equal to the lesser of (i) overnight LIBOR, plus two percent per annum, compounded monthly; or (ii) the maximum applicable lawful interest rate.

6.4 Payments on Termination

Notwithstanding anything contained herein to the contrary, all amounts due hereunder shall become immediately due and payable upon the occurrence of a Termination Event.

6.5 Payment Netting

Payments owing by each Party to the other Party on any day shall be netted so that only the net amount shall be paid by the Party having the greater payment obligation to the other Party on such day and only the net amount is considered to be due and owing; provided that no payment required to be made pursuant to the terms of any credit support document or agreement shall be subject to netting under this or any other provision of the Agreement. Furthermore, Sempra shall have the right to set off any amount owed by it to Universal under this Agreement or otherwise against any amount owed by Universal to Sempra under this Agreement or otherwise.

6.6 General Provisions Relating to Payment

Any payments due and payable hereunder on a day which is not a Business Day shall be due on the next Business Day. Any amount due hereunder shall be payable immediately unless otherwise specified.

6.7 Other Rights

Each Party reserves to itself all rights, set-offs, counterclaims and other defences which it is or may be entitled to at law. These rights shall extend to any amounts for deliveries and receipts of Gas which have been completed but which have not been reflected in an invoice.

6.8 Deposits from Lockbox

Each day from and after the Closing Date until such time as a Termination Event occurs, Universal shall direct the Bank to deposit all amounts received in the Lockbox into the applicable Blocked Accounts.

6.9 Withdrawals from Blocked Accounts

During the term of this Agreement, Universal shall not have the right to withdraw funds from the Blocked Accounts. On the Gas Settlement Date for each month, the Bank shall withdraw all funds from the Blocked Accounts and deposit such funds in one or more accounts designated by Sempra from time to time. Sempra shall promptly after receipt of such funds pay the funds as follows:

(a) the funds shall first be paid in satisfaction of any accrued interest due to Sempra pursuant to Section 6.3 or otherwise;

(b) the funds shall second be paid to settle any amounts due to Sempra by Universal, including any amount due pursuant to Section 6.2;

(c) the funds shall third be paid to Sempra in satisfaction of any Outstanding Margin Amount; and

(d) any funds not paid pursuant to paragraphs (a) through (c) shall be paid promptly to Universal.

Universal shall ensure that there are sufficient funds on deposit in the Blocked Accounts to pay to Sempra all amounts when due other than in respect of any Outstanding Margin Amount.

ARTICLE 7
FORCE MAJEURE

7.1 Performance Excused

Except with regard to a Party's obligation to make payments due hereunder, in the event either Party hereto is rendered unable, wholly or in part, by Force Majeure to carry out its obligations hereunder, it is agreed that, upon such Party's giving notice and full particulars of such Force Majeure event to the other Party as promptly as reasonably practicable after the occurrence of the event relied on, the failure of a Party to perform its obligations insofar as they are affected by such Force Majeure shall be deemed not to be a breach of such obligations by that Party during the continuance of such Force Majeure. The Parties shall make reasonable efforts to avoid the adverse impact of a Force Majeure and to resolve the event or occurrence once it has occurred in order to resume performance of its obligations under this Agreement.

7.2 Exclusions

Except as otherwise provided in any tariff of any Transporter applicable to any delivery of Gas, Force Majeure specifically excludes: (i) loss of markets; (ii) regulatory disallowance of the pass through of the costs of Gas or related costs; and (iii) increases or decreases in the price of Gas. Furthermore, neither Party shall be entitled to the benefit of this Article 7 under any or all of the following circumstances: (i) to the extent that the inability was caused by the negligence of the party claiming relief; (ii) to the extent the event constituting Force Majeure was intentionally initiated or intentionally acquiesced in by the Party claiming relief for the purpose of allowing that Party to claim Force Majeure; or (iii) if the inability was caused by a Party's lack of funds.

7.3 Strikes

Notwithstanding anything to the contrary contained herein, the settlement of strikes, lockouts or other industrial disturbances shall be entirely within the discretion of the Party experiencing such disturbance, and the obligation of a Party to use commercially reasonable efforts in restoring normal operating conditions shall not require the settlement of strikes or lockouts by acceding to the terms of the opposing Person when such is inadvisable in the discretion of the Party.

ARTICLE 8
CONDITIONS PRECEDENT

8.1 Sempra's Conditions

Sempra's obligation to commence supplying Gas to Universal in accordance with the amended and restated terms and conditions set forth in this Agreement is subject to the satisfaction of the following conditions (the date of satisfaction of all such conditions being referred to herein as the "**Closing Date**"):

(a) The closing of the initial public offering of UEGL shall have occurred.

(b) Universal shall have delivered to Sempra, or shall have arranged for the relevant other Person named below to have delivered to Sempra, the following, each, unless otherwise noted, dated the Closing Date:

(i) A Resolution of the directors of Universal or other Persons having the power to direct or cause the direction of the management and policies of Universal approving and authorizing the execution, delivery and performance of this Agreement, certified as of the Closing Date by the secretary of Universal as being in full force and effect without modification or amendment;

(ii) Signature and incumbency certificates of any officer of Universal executing this Agreement;

(iii) Fully executed originals of:

(A) the UEGL Guarantee; and

(B) the UEGL Pledge agreement together with any share certificates, share powers and other documents required to be delivered in conjunction therewith;

each of which shall be in full force and effect; and

(C) Such other documents, instruments, certificates and opinions as Sempra may reasonably request.

(c) Universal shall have delivered to Sempra an Officer's Certificate, in form and substance satisfactory to Sempra, to the effect that all of the representations and warranties of Universal set forth in Section 9.1 shall be true and correct as of the Closing Date as though made as of such date except to the extent that a representation and warranty is expressly made as of an earlier date in which case such representation and warranty shall be made as of such date (in each case determined assuming that there are

no materiality or Material Adverse Effect qualifiers), that Universal shall have performed in all material respects all agreements and satisfied all conditions which this Agreement provides shall be performed or satisfied by it on or before the Closing Date and that no event has occurred and is continuing on the Closing Date which would constitute a Termination Event.

(d) Sempra shall have received an originally executed copy of a favourable written opinion of Universal's Counsel, in form and substance reasonably satisfactory to Sempra and its counsel, dated as of the Closing Date, as to the authorization, execution and delivery of this Agreement, the enforceability of the Transaction Documents, the absence of any conflicts, and such other matters as Sempra may reasonably request (this Agreement constituting a written request by Universal to such counsel to deliver such opinions to Sempra).

(e) Sempra shall have received an originally executed copy of a favourable written opinion of UEGL's Counsel, in form and substance reasonably satisfactory to Sempra and its counsel, dated as of the Closing Date, as to the formation and good standing of UEGL, the authorization, execution and delivery of the UEGL Pledge Agreement and the UEGL Guarantee, the enforceability of the UEGL Pledge Agreement and the UEGL Guarantee, the absence of any conflicts, and such other matters as Sempra may reasonably request (this Agreement constituting a written request by Universal to UEGL's counsel to deliver such opinions to Sempra).

(f) Universal shall have obtained all authorizations of Governmental Authorities and all consents, in each case that are necessary or advisable in connection with this Transaction. Each such authorization or consent shall be in full force and effect.

(g) Sempra shall have received evidence satisfactory to it that Universal shall have taken or caused to be taken all such actions, executed and delivered or caused to be executed and delivered all such agreements, documents and instruments, and made or caused to be made all such filings and recordings (other than the filing or recording of items described in clause (ii) below) that may be necessary or, in the opinion of Sempra, desirable in order to create in favour of Sempra a valid and (upon such filing and recording) perfected First Priority security interest in the entire Collateral. Such actions shall include the delivery to Sempra of the following:

   (i) evidence satisfactory to Sempra in its sole discretion that that are no Liens in the Collateral, other than (A) Permitted Liens and (B)

any other Liens that Sempra shall have expressly consented to in writing in the exercise of its sole discretion; and

(ii) personal property registry financing statements and, where appropriate, fixture filings, duly registered by Universal with respect to all of the Collateral, with the Ontario Personal Property Registry, Alberta Personal Property Registry and British Columbia Personal Property Registry and any other jurisdictions in which it would be necessary or, in Sempra's opinion, desirable to file a financing statement or fixture filing to perfect Sempra's security interest in the Collateral.

(h) Sempra shall have received the quarterly budgets of Universal for each of the quarters of 2007, and each such budget shall be in form and substance satisfactory to Sempra in the exercise of its reasonable discretion as a creditor of Universal supplying services subject to the payment and other terms set forth in this Agreement.

(i) Sempra shall have received evidence satisfactory to it that no event shall have occurred on or before the Closing Date that would constitute a Termination Event hereunder, under the Universal Swap Agreement or under the UGE Agreement if such event had occurred on or after the Closing Date.

(j) Sempra shall have been granted the right to appoint one director to the board of directors of UEGL during the term of this agreement, such right to be granted by way of a provision in the articles of UEGL through the issuance to Sempra of a special voting share or otherwise in a manner acceptable to Sempra in its sole discretion.

8.2 Waiver

The benefit of the conditions precedent set forth in Section 8.1 are for the sole and exclusive benefit of Sempra and may, in whole or in part, be unilaterally waived by Sempra at any time up to the Closing Date by written notice to Universal.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1 Universal's Representations and Warranties

Universal represents and warrants as of the date hereof, except to the extent that a representation and warranty expressly relates to a specified date in which case such representation and warranty shall be true and correct as of such date, as follows and acknowledges that Sempra is relying on such representations and warranties:

(a) Universal is duly organized, validly existing under the laws of the Province of Ontario. Universal has the full power and authority to own and operate its properties, to carry on its business as now conducted and proposed to be conducted and to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder. Universal has delivered to Sempra true and complete copies of its Organizational Documents as amended and in effect. Universal is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations.

(b) Universal does not own, directly or indirectly, any Equity Interest in any Person other than UGE.

(c) The execution, delivery and performance of the Transaction Documents by Universal have been and remain duly authorized by all necessary corporate action and do not and will not (i) contravene or violate any provision of its Organizational Documents or, to the best of the knowledge or belief of its senior officers, any law or regulation or any order, judgment or decree of any court or Governmental Entity binding on Universal, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of Universal, (iii) result in, or require the creation or imposition of, any Lien upon any of the properties or assets of Universal (other than Liens created under the Transaction Documents in favour of Sempra), or (iv) require any approval of shareholders or any approval or consent of any Person under any Contractual Obligation of Universal, except for such approvals or consents which will be obtained on or before the Closing Date and have been disclosed in writing to Sempra.

(d) Except to the extent such failure could not reasonably be expected to result in a Material Adverse Effect, and to the best of the knowledge or belief of its senior officers, after reasonable inquiry, all governmental or regulatory consents, authorizations, approvals, registrations and declarations required for the due execution, delivery and performance of this Agreement and the other Transaction Documents by Universal have been obtained from or, as the case may be, filed with the relevant Governmental Authorities having jurisdiction over Universal and remain in full force and effect, and all conditions thereof have been duly complied with and no other action by, and no notice to or filing with, any Governmental Entity having jurisdiction is required for such execution, delivery or performance of this Agreement or the other Transaction Documents by Universal.

(e) This Agreement and the other Transaction Documents constitute the legal, valid and binding obligations of Universal, enforceable against Universal in accordance with their terms, except as enforcement hereof or thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally or by general equity principles.

(f) Universal has (i) good and sufficient legal title to (in the case of fee interests in real property), (ii) valid leasehold interests in (in the case of leasehold interests in realty or personal property), or (iii) good title to (in the case of all other personal property), all of its properties and assets, in each case except for assets disposed of since the date of such financial statements in the ordinary course of business. As of the Closing Date, except for (i) the security interests created by the Security Agreement and (ii) Permitted Liens, Universal owns the Collateral free and clear of any Lien. Except as expressly permitted by this Agreement and such as may have been filed in favour of Sempra relating to this Agreement, no effective financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any filing or recording office.

(g) There are no Proceedings at law or in equity, or before or by any court or other Governmental Entity that are pending or, to the knowledge of Universal, threatened against or affecting Universal, UGE or UEGL or any property of Universal, UGE or UEGL and that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of Universal, UGE or UEGL is (i) in violation of any applicable laws that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, or (ii) subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or other Governmental Entity that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(h) All tax returns and reports of Universal required to be filed by it have been timely filed, and all Taxes shown on such tax returns to be due and payable and all assessments, fees and other governmental charges upon Universal and upon its properties, assets, income, businesses and franchises that are due and payable have been paid when due and payable. Universal knows of no proposed tax assessment against it that is not being actively contested by it in good faith and by appropriate proceedings; provided that such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor. Universal does not have any obligations with

respect to Taxes past due and it has not entered into any other agreement with respect to past due Taxes.

(i) None of Universal, UGE or UEGL has any (and following the Closing Date will not have any) Contingent Obligation, contingent liability or liability for Taxes, long-term lease or unusual forward or long-term commitment. To Universal's knowledge, no event has occurred that has resulted in or evidences, either in any case or in the aggregate, a Material Adverse Effect with respect to Universal, UGE or UEGL.

(j) As of the Closing Date, (i) Universal has no Indebtedness other than Indebtedness to Sempra; and (ii) Universal has no liability or obligation with respect to any commodity supplier other than Sempra.

(k) Universal has not incurred any liability or obligation for any broker's or finder's fee or commission in connection with this Agreement or the Transaction Documents and the transactions contemplated hereby and thereby. Universal hereby indemnifies Sempra against, and agrees that Universal will hold Sempra harmless from, any claim, demand or liability for any such broker's or finder's fees and any expenses (including reasonable fees, expenses and disbursements of counsel) arising in connection with any such claim, demand or liability to the extent that its actions cause the representation made in the immediately preceding sentence to be untrue.

ARTICLE 10
COVENANTS

10.1 Affirmative Covenants of Universal

In addition to the other covenants contained in this Agreement, Universal shall:

(a) pay all Taxes imposed upon Universal or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty accrues thereon, and all claims (including claims for labour, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided that no such Tax or claim need be paid if it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (i) such reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor and (ii) in the case of a Tax or claim which has or may become a Lien against any of the Collateral, such

proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such Tax or claim;

(b) at all times maintain a system of accounting established and administered in accordance with sound business practices to permit preparation of financial statements in conformity with GAAP;

(c) maintain up-to-date and accurate business records concerning its customers and its accounts receivable and maintain adequate back-up records and disaster recovery facilities;

(d) maintain with financially sound and reputable insurers adequate public liability insurance, third party property damages insurance, business interruption insurance and casualty insurance with respect to liabilities, losses or damage in respect of its assets, properties and business, as may be customarily carried or maintained under similar circumstances by a corporation of established reputation engaged in similar businesses, in each case in such amounts, with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for corporations similarly situated within the industry. Each such policy shall (a) name Sempra as an additional insured thereunder as its interests may appear and (b) in the case of each business interruption and casualty insurance policy, contain a loss payable clause or endorsement, satisfactory in form and substance to Sempra, that names Sempra as the loss payee thereunder for any covered loss and provides for at least 30 days prior written notice to Sempra of any modification or cancellation of such policy;

(e) except for an aggregate outstanding long position in Gas maintained by Universal comprised of Gas purchases with individual tenors of up to five successive years maintained in respect of marketing programs that, when aggregated with any such outstanding long positions in Gas similarly maintained by UGE and any other Affiliate of Universal, shall not exceed [redacted]cf per year, maintain a matched trading book such that at all times (i) for any fixed price purchase by it of a volume of Gas, there is a fixed price sale by it of an equal volume of Gas with the same delivery timing and at either the same delivery point or at another delivery point that is also acceptable (at no additional cost) to the relevant LDC that will be delivering such Gas to the Universal customers for whom such Gas was purchased and (ii) for any floating price purchase by it of a volume of Gas there is a floating price sale of an equal volume of Gas by it at the same delivery location, with the same delivery timing and with a price based on the same pricing index;

(f) permit any authorized representatives designated by Sempra to visit and inspect any of Universal's properties, to inspect, copy and take extracts from its financial and accounting records, to inspect and audit its accounts receivable, and to discuss its affairs, finances and accounts with its officers and independent public accountants (provided that Universal may, if it so chooses, be present at or participate in any such discussion), all upon reasonable notice and at such reasonable times during normal business hours and as often as may reasonably be requested by Sempra. Without limiting the foregoing, Sempra shall have the authority to conduct from time to time and in a reasonable manner an audit of the books and records of Universal for the purpose of determining whether Universal has appropriately instructed all LDCs and other payors to make payments to the Blocked Account or the Lockbox, as appropriate, and whether the customers are in fact paying any of their payment obligations to Universal;

(g) deliver to Sempra:

(i) promptly upon any officer of Universal obtaining knowledge (A) of any condition or event that constitutes a Termination Event hereunder, under the UGE Agreement or under the Universal Swap Agreement, (B) that any Person has given any notice to Universal or UGE or taken any other action with respect to a claimed default or event or condition that would constitute a Termination Event hereunder, under the UGE Agreement or under the Universal Swap Agreement, (C) of any material condition or event affecting Universal, UGE or UEGL or any of their respective businesses, other than conditions or events of a general economic nature, written notice of such condition, event or change;

(ii) as soon as available and in any event within 45 days after the end of each month and 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, (A) the consolidated and consolidating balance sheet of UEGL and Affiliates as at the end of each such fiscal period, (B) the related statements of income and shareholders' equity and (C) the cumulative cash flows of UEGL and Affiliates, for the related fiscal period from the beginning of the then current Fiscal Year to the end of such fiscal period, setting forth in each case, in comparative form, the corresponding figures for the corresponding fiscal periods of the previous Fiscal Year, all in reasonable detail and certified by the chief financial officer of UEGL or Universal that they fairly present, in all material respects, the financial condition of UEGL and Affiliates as at the dates indicated and the results of its operations and its cash flows for the

fiscal periods indicated, subject to changes resulting from audit and normal year-end adjustments, and (D) a narrative report describing the operations of UEGL and Affiliates in form reasonably satisfactory to Sempra for each such fiscal period and for the fiscal period from the beginning of the then current Fiscal Year to the end of such fiscal period;

(iii) as soon as available and in any event within 90 days after the end of each Fiscal Year commencing with the Fiscal Year ending September 30, 2007, (A) the consolidated and consolidating balance sheet of UEGL and Affiliates as at the end of such Fiscal Year and the related statements of income, shareholders' equity and cash flows of UEGL and Affiliates for such Fiscal Year, setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year, all in reasonable detail and certified by the chief financial officer of Universal or UEGL, that they fairly present, in all material respects, the financial condition of UEGL and Affiliates, as at the dates indicated and the results of its operations and its cash flows for the periods indicated, (B) a narrative report describing the operations of UEGL and Affiliates in form reasonably satisfactory to Sempra, and (C) in the case of such financial statements, Sempra shall have the right to request an audited financial report thereon performed by independent chartered accountants of recognized national standing selected by Universal or UEGL, which report shall be unqualified, shall express no doubts about the ability of UEGL and all of its Affiliates to continue as a going concern, and shall state that such financial statements fairly present, in all material respects, the financial position of UEGL and Affiliates as at the dates indicated and the results of its operations and its cash flows for the periods indicated in conformity with GAAP applied on a basis consistent with prior years (except as otherwise disclosed in such financial statements) and that the examination by such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards;

(iv) as soon as available, and in any event within 10 days prior to the beginning of each Fiscal Year, a budget for such Fiscal Year, including projected consolidated statements of cash flows and projected statements of income and expenses on a monthly basis;

(v) as soon as available and in any event within two Business Days before the beginning of each quarter, an operating budget for that quarter, containing projected statements of income and

expenditures by line item in substantially the form of budget(s) delivered on the Closing Date. Such budget (as may be delivered from time to time in accordance with the provisions of this clause, the "**Budget**") shall (A) be prepared in good faith and based upon reasonable assumptions, (B) be prepared on a basis consistent with the operating budget delivered for such calendar year pursuant to Section 10.1(g)(iv) and the budget delivered pursuant to this Section 10.1(g)(v) in respect of the preceding quarter, and reconcile any material differences from such budgets, (C) provide for the timely payment of all obligations to Sempra under the this Agreement, (D) not project any expenditures greater than projected cash flows including duly-approved cash calls from shareholder(s), (E) provide for the timely payment of all Taxes, including all federal, provincial and local withholding taxes, all sales and use taxes and all gross receipts taxes and (F) be satisfactory to Sempra in its reasonable discretion as a creditor of Universal supplying services pursuant to this Agreement and as otherwise agreed between the Parties on the payment and other terms set forth in this Agreement;

(vi) promptly after request by Sempra, an accounts receivable aging report and an estimate of Taxes due in respect of accounts receivable for the previous calendar month then ended, certified by an officer of Universal as true and correct;

(vii) as soon as available and in any event within 35 days following the end of each calendar month, a churn report in form and substance reasonably satisfactory to Sempra, certified by an officer of Universal as true and correct, listing, by LDC, the amount and location of all new customers of Universal and the amount of all Persons who have ceased being customers of Universal during the previous calendar month then ended;

(viii) as soon as available and in any event within 35 days following the end of each Fiscal Year, a churn report in form and substance reasonably satisfactory to Sempra, certified by an officer of Universal as true and correct, listing, by LDC, the names and locations of customers of Universal as of the end of such Fiscal Year;

(ix) promptly upon a request made by Sempra, a report, certified by an officer of Universal as true and correct, stating all accruals of then-unbilled accounts receivable from the LDCs in respect of Gas delivered and the estimated amounts of any imbalances at the end

of that calendar month with all relevant LDCs (each such estimate to be made in good faith and based on reasonable assumptions);

(x) on each Business Day in respect of the previous calendar day, the accounts receivable roll forward report in a form and in substance reasonably satisfactory to Sempra stating by LDC the current aging of accounts receivable, current sales, collections, adjustments and ending balances of accounts receivable;

(xi) within five Business Days following the end of each calendar month, and in a form acceptable to Sempra, an information matrix of each LDC to which Universal is marketing as at the end of that calendar month including: the number of customers per LDC, the total monthly throughput by LDC, the percentage of monthly total throughput by LDC, the pricing structure and percentage pricing structure within each LDC, the margin per unit by pricing structure per LDC, and the monthly average sales by LDC;

(xii) promptly after the request by Sempra, a compliance certificate in a form approved by Sempra, acting reasonably; and

(xiii) any other information reasonably requested by Sempra;

(h) direct each customer and each other obligor, including master payors on credit card receipts, UGE and the LDCs, to remit all payments owed by such customer or payor as and when due to the Blocked Accounts, if such payment is by wire transfer, or to the Lockbox, if such payment is by cheque, and require that, except for any rights of set-off the LDCs may have against Universal, all payments made by any such Person are made without regard to any set-off rights such Person may have under any other agreements with Universal;

(i) hold any cheques or amounts otherwise received directly by Universal from any customer or other Person in trust for Sempra and promptly place or deposit such cheques or amounts otherwise received into the Lockbox or directly to the Blocked Account;

(j) promptly give notice to Sempra upon any officer of Universal becoming aware of (a) the institution of, or non-frivolous threat of, any Proceeding against or affecting Universal or any property of Universal not previously disclosed in writing by Universal or (b) any material development in any Proceeding that, in any case if adversely determined, has a reasonable possibility of giving rise to a Material Adverse Effect;

(k) comply with the requirements of all applicable laws, rules and regulations and orders of any Governmental Entity, non-compliance with which could reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect;

(l) promptly take any such actions as Sempra may reasonably request to insure that, at all times, Sempra is satisfied with Universal's accounts receivable and its arrangements with its customers and the LDCs delivering gas to such customers, including, the payment directions made to such customers and LDCs;

(m) within 5 Business Days following the end of each calendar month (or more frequently if requested by Sempra), provide Sempra with a report for that calendar month, in form and substance reasonably satisfactory to Sempra, setting forth (A) the name of each LDC that has provided transportation or storage service to Universal since the date of the last report provided to Sempra under this Section 10.1(m) that was not included in such last report, and (B) a list of all customers (in a digital or other format) that are invoiced or billed directly by Universal (and not through a LDC); and

(n) without limitation, comply with the terms hereof, including the margin provisions set forth in Section 10.3.

10.2 Negative Covenants of Universal

Universal shall not:

(a) directly or indirectly purchase Gas from any third party except for and limited to the extent of (i) Gas purchased from an LDC for balancing purposes, (ii) Gas purchased as a result of Sempra's failure to meet a delivery obligation hereunder, and (iii) Gas purchased as a result of the occurrence of an event of Force Majeure; *provided*, that, except for fixed price purchases made for the balance of the then-current month made under the circumstances described in Sections 10.2(a)(ii) and (iii), under no circumstances shall Universal purchase Gas from any third party at a fixed price; and, *provided*, further, that, notwithstanding anything herein to the contrary, Universal and UGE may sell Gas to the other, in an aggregate amount not exceeding the lesser of (i) [redacted] gigajoules per Contract Year or (ii) [redacted] of the aggregate forecasted Customer Load per Contract Year of whichever of Universal or UGE has the higher aggregate Customer Load at the relevant time, in circumstances where the selling party has an undesired long position in Gas and the purchasing party has an undesired short position in Gas and such purchase would not cause

Universal to be in default with respect to any of the other terms hereof or cause UGE to be in default under the terms of the UGE Agreement.

(b) directly or indirectly enter into any swap, option or other financially or physically settled derivative transaction with any third party;

(c) directly or indirectly, create, incur, assume, or guaranty, or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness or directly or indirectly, create or become liable with respect to any Contingent Obligation except to the extent expressly permitted by Sempra in writing; *provided*, that, notwithstanding anything herein to the contrary, after [redacted] Universal may issue to one third-party that will act as both Gas supplier and Electricity Swap counterpart to a New Supply Affiliate (as defined below), a guaranty (a "**New Supplier Guaranty**") of any Indebtedness which arises under a Gas supply and Electricity Swap arrangement with such third-party where (i) such third-party has committed under such Gas supply and Electricity Swap arrangement to supply Gas and enter into Electricity Swaps in respect of the full customer load requirements of such New Supply Affiliate for a period of time that extends beyond the date on which Universal shall be required to have satisfied all of Universal's payment and other obligations to Sempra hereunder, (ii) such New Supply Affiliate has simultaneously issued a guaranty, satisfactory to Sempra, to Sempra of the Secured Obligations (as such term is defined in the Security Agreement) of Universal to Sempra and (iii) such New Supply Affiliate has created in favour of Sempra, pursuant to such documentation as shall be satisfactory to Sempra, a Silent Second Lien over all of its property and undertaking, then-owned or thereafter acquired and any proceeds thereof, and any property or undertaking in which it then has or thereafter acquires an interest and any proceeds thereof. Notwithstanding the previous sentence, in the event that Sempra, upon a request made by Universal, notifies Universal in writing that it is reasonably satisfied that Universal has obtained, or will obtain, from one or more third-parties, a Non-Leveraged Commitment (as defined below) to supply Gas in respect of the full customer Gas load requirements of a New Supply Affiliate for a period of time that extends beyond the date on which Universal shall be required to have satisfied all of Universal's payment and other obligations to Sempra hereunder, Universal shall be permitted to issue a New Supplier Guaranty to one third-party that will act only as Electricity Swap counterpart to such New Supply Affiliate so long as the other requirements set forth in the previous sentence are met. A "**New Supply Affiliate**" is an Affiliate of Universal that is not a Subsidiary of Universal or UGE, that is formed to actively market Gas and/or electric energy to

end-use customers, and that actively engages in such marketing, and with which Sempra has no commodity supply or other obligations. A **"Non-Leveraged Commitment"** is a commitment from one or more third-party Gas suppliers to supply Gas to a New Supply Affiliate without the need for Universal to guaranty or otherwise become or remain liable with respect to, or grant any Lien over its property as collateral security for, or otherwise credit support, the obligations and Indebtedness of such New Supply Affiliate.

(d) except to the extent expressly permitted by Sempra in writing, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of Universal, whether now owned or hereafter acquired, or any income or profits therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any Lien with respect to any such property, asset, income or profits under any recording or notice statute, except for (i) Permitted Liens and (ii) security deposits with LDCs in accordance with industry practice and guidelines;

(e) except to the extent expressly permitted by Sempra in writing, enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired, except with respect to specific property encumbered to secure payment of particular Indebtedness permitted hereby or to be sold pursuant to an executed agreement with respect to an Asset Sale permitted hereby;

(f) except to the extent expressly permitted by Sempra in writing, directly or indirectly, make or own any Investment in any Person, including any joint venture, or acquire, by purchase or otherwise, all or substantially all the business, property or fixed assets of, or capital stock or other ownership interest of any Person, or any division or line of business of any Person, or acquire any Subsidiary, unless immediately prior to making any such Investment, (i) the Held Margin Amount is equal to the Current Margin Amount as calculated by Sempra on the most recent Margin Determination Day, (ii) the Held Margin Amount in respect of the UGE Agreement is equal to the Current Margin Amount under the UGE Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the UGE Agreement, and (iii) the Held Margin Amount in respect of the Universal Swap Agreement is equal to the Current Margin Amount under the Universal Swap Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the Universal Swap Agreement;

provided, that Universal may, at any time, make and own Investments in Cash Equivalents;

(g) alter its corporate, capital or legal structure (other than to establish a Subsidiary in connection with an Investment), or enter into any transaction of merger or consolidation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease or sub-lease (as lessor or sublessor), transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, property or assets (including its notes or receivables), whether now owned or hereafter acquired, without the prior written consent of Sempra;

(h) directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder of 5% or more of any class of equity Securities of Universal or with any Affiliate of Universal or of any such holder, on terms that are less favourable to Universal than those that might be obtained at the time from Persons who are not such a holder or Affiliate; provided that, the foregoing restriction shall not apply to reasonable and customary fees paid to members of UEGL's or Universal's board of directors or salaries paid to the shareholders of Universal who are employees of Universal if such salaries are consistent with the salaries paid on a historical basis to such shareholders and salaries paid at that time to the employees of Universal who are not shareholders of Universal;

(i) except as otherwise expressly permitted by Sempra in writing, (i) during the first two years after the IPO Date, declare or pay any dividends (other than in stock) or return any capital to its shareholders or authorize or make any other distribution, payment, or delivery of property or cash to its shareholders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for a consideration, any shares of any class of its capital stock, now or hereafter outstanding (or any warrants or options or stock appreciation rights in respect of any such shares), or set aside any funds for any of the foregoing purposes, or purchase or otherwise acquire for consideration any shares of any class of capital stock of Universal now or hereafter outstanding (or any options or warrants or stock appreciation rights issued with respect thereto) (any of the foregoing actions, a "**Dividend Event**") and (ii) after the second annual anniversary of the IPO Date, cause any Dividend Event to occur that would require a payment, set-aside or distribution by Universal of an amount of cash, interests or property with a current market value that exceeds 75% of the Free Cash earned by Universal during such Contract Year; *provided*, that, notwithstanding anything herein to the contrary, Universal shall not cause any Dividend Event to occur (1) unless immediately prior to such

Investment Dividend Event (a) the Held Margin Amount is equal to the Current Margin Amount as calculated by Sempra on the most recent Margin Determination Day, (b) the Held Margin Amount in respect of the UGE Agreement is equal to the Current Margin Amount under the UGE Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the UGE Agreement and (c) the Held Margin Amount in respect of the Universal Swap Agreement is equal to the Current Margin Amount under the Universal Swap Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the Universal Swap Agreement or (2) if a "Termination Event" has occurred and is continuing hereunder or under the UGE Agreement or the Universal Swap Agreement;

(j) except as permitted under Section 10.2(a) and subject to the other terms hereof, directly or indirectly enter into any physically-settled Gas sale transaction with any third parties involving a fixed price other than where, prior to or contemporaneously with entering into any such transaction, Universal shall enter into a transaction with Sempra that fully hedges the price risk associated with such fixed-price transaction such that such transaction with the third party will be profitable to Universal; provided that Sempra's decision to enter into any such hedging transaction with Universal shall be made by Sempra in Sempra's sole discretion;

(k) directly or indirectly sell Gas to any Person (other than those Persons to which Sempra may agree in writing) that results in such Person's Gas purchases from Universal to be more than (i) [redacted] gigajoules for any day or (ii) [redacted] in value for any 30-day period; provided, that Universal may not sell both Gas and electric energy to a single user of more than [redacted] gigajoules/day and [redacted] MW/hour except as approved in advance by Sempra's credit department;

(l) directly or indirectly enter into any Gas sales transactions with any Person that consumes more than the maximum daily volume guaranteed by a LDC without the prior written approval of Sempra after a formal credit review by Sempra;

(m) except to the extent expressly permitted by Sempra in writing after a formal credit review by Sempra, directly or indirectly sell Gas to a third party other than an LDC or, to the extent permitted hereby, UGE, where all of the ultimate purchaser's purchase price of such Gas is not fully guaranteed by an LDC;

(n) market or enter into financially- or physically-settled transactions in respect of Gas or electric energy in any jurisdiction without the prior written consent of Sempra other than (i) Gas and electric energy in the Province of Ontario, Canada, (ii) Gas in the Province of British Columbia, Canada and (iii) Gas and electric energy in the Province of Alberta, Canada; *provided*, that, prior to Universal marketing or entering into financially- or physically-settled transactions in respect of Gas and/or electric energy in any of Alberta, British Columbia or any other jurisdiction in which Universal is not currently engaged in marketing activity (each, a "**New Jurisdiction**"), (i) the board of directors of UEGL shall first authorize the commencement of such activities in such New Jurisdiction and (ii) Universal shall obtain Sempra's written confirmation (that Sempra may reasonably withhold) that Sempra is satisfied that the regulatory environment in such New Jurisdiction relating to the retail sale of Gas and/or electric energy, as the case may be, is not, in Sempra's reasonable opinion, materially different than in the jurisdictions in which Universal then-currently does business; *and provided, further*, that Sempra may require that all Gas Transactions entered into between Sempra and Universal to meet Universal's Customer Load requirements in any New Jurisdiction be hedges of Sleeve Transactions.

(o) enter into financially- or physically-settled transactions in respect of Gas or electric energy for a fixed price with a term of greater than five years;

(p) enter into financially- or physically-settled transactions in respect of Gas or electric energy as purchaser for a fixed price of greater than [redacted] gigajoule or [redacted] MWh;

(q) enter into new customer contracts in any Contract Year if the <u>sum</u> of (i) the number of Customer-Equivalents associated with all new customer contracts entered into by Universal during such Contract Year and (ii) the number of Customer-Equivalents associated with all new customer contracts entered into by UGE during such Contract Year, would exceed [redacted] Customer-Equivalents during such Contract Year;

(r) take any action in furtherance of the type of actions described in clauses (ii) through (viii) (inclusive) of Section 11.1(e) with respect to itself or its assets, without first obtaining the prior written consent of Sempra;

(s) purchase Gas hereunder or otherwise for any reason other than to serve Universal's actual or forecasted aggregate Customer Load; or

(t) enter into any Gas sale transaction with a customer if, after giving effect to the Gas Transaction that would be required hereunder in order to hedge

the price risk associated with such Gas sale transaction, the amount determined in accordance with the following formula (the "**Notional Exposure Amount**") would equal or exceed [redacted]

(1) First, for each Electricity Swap entered into by Universal, UGE and any other Affiliate of Universal with Sempra, including pursuant to the Universal Swap Agreement, determine of the product of:

(i) the remaining notional quantity in respect of such Electricity Swap (in MWh); multiplied by

(ii) the fixed price payable by Universal or such Affiliate (as the case may be) with respect to that Electricity Swap (in $/MWh);

(2) Second, determine the sum of the amounts calculated in accordance with (1) above for all Electricity Swaps (such sum, the "**Swap Exposure**");

(3) Third, for each Gas sale transaction entered into by Universal, UGE and any other Affiliate of Universal with Sempra, including pursuant to this Agreement and the UGE Agreement (including the subject Gas Transaction proposed to be entered into by Universal), determine the product of:

(i) the remaining contract quantity of Gas to be delivered in respect of such gas transaction (in GJ); multiplied by

(ii) the contract price payable by Universal or such Affiliate (as the case may be) with respect to that gas transaction (in $/GJ);

(4) Fourth, determine the sum of the amounts calculated for all gas transactions in accordance with (3) above (such sum, the "**Gas Exposure**"); and

(5) Fifth, determine the Notional Exposure Amount by calculating the sum of the Swap Exposure plus the Gas Exposure.

10.3 Universal Margin Requirements

(a) Commencing on the second annual anniversary of the IPO Date, and on the first Business Day of each calendar month occurring thereafter (each such day, a "**Margin Determination Day**"), Universal will deliver to any bank account that Sempra designates from time to time, by wire transfer of immediately available funds, an amount in cash equal to any Required Margin Amount (as defined below) hereunder. For the avoidance of

doubt, Universal may also have an additional Required Margin Amount due in respect of the Universal Swap Agreement and the UGE Agreement.

(b) As used herein, "**Required Margin Amount**" shall be any amount by which the Current Margin Requirement (as defined below) exceeds the aggregate amount of cash margin previously delivered by Universal to Sempra that Sempra has not returned to Universal (the "**Held Margin Amount**"), as calculated by Sempra. Universal's "**Current Margin Requirement**" shall be calculated by Sempra by determining the solution to the following formula:

Current Margin Requirement = [redacted]

Where:

A= The aggregate remaining volume of Gas (in MMBtus) to be delivered by Sempra to Universal in respect of all Gas Transactions hereunder with respect to which the Contract Price for Gas is less than $7.50;

B= The aggregate remaining volume of Gas (in MMBtus) to be delivered by Sempra to Universal in respect of all Gas Transactions hereunder with respect to which the Contract Price for Gas is between $7.50 and $9.00 (inclusive); and

C= The aggregate remaining volume of Gas (in MMBtus) to be delivered by Sempra to Universal in respect of all Gas Transactions hereunder with respect to which the Contract Price for Gas is in excess of $9.00;

provided, that, if at any time of the determination thereof, the sum (such sum being the "**Aggregate Current Margin Requirement**") of (i) the Current Margin Requirement of Universal hereunder, (ii) the "Current Margin Requirement" of Universal determined under the Universal Swap Agreement, and (iii) the "Current Margin Requirement" of UGE determined under the UGE Agreement, shall be less than $[redacted] (any such shortfall, the "**Aggregate Margin Shortfall**"), the Current Margin Requirement of each of Universal and UGE shall be increased by an amount equal to such party's Pro Rata Portion (as defined below) of such Aggregate Margin Shortfall. A party's "**Pro Rata Portion**" of an Aggregate Margin Shortfall shall be determined by multiplying the current Aggregate Margin Shortfall by a fraction, the numerator of which is such party's total Current Margin Requirement prior to the addition of its Pro Rata Portion and the denominator of which is the Aggregate Current Margin Requirement prior to the addition of any party's Pro Rata Portion.

(c) If on any Margin Determination Day, the Held Margin Amount exceeds Universal's Current Margin Requirement, Sempra shall, on such day, return any such excess amount in cash to the Blocked Account for application in accordance with Section 6.9.

(d) Sempra shall hold all cash delivered by Universal in respect of Universal's Current Margin Requirement as margin Collateral in accordance with the terms of the Security Agreement. In accordance with the Security Agreement, Universal grants to Sempra a lien and security interest in all such margin Collateral, and all such margin shall constitute Collateral to secure the "Secured Obligations" (as such term is defined in the Security Agreement) of Universal to Sempra. Sempra shall have the free and unrestricted right to use and dispose of the margin Collateral and such other rights and remedies with respect to the margin Collateral as are set forth in the Security Agreement

(e) All margin Collateral held by Sempra shall bear interest calculated on a daily basis at overnight LIBOR as from time to time in effect, with the amount of any interest accrued and unpaid payable on the Gas Settlement Date in each month into the Blocked Account for application in accordance with Section 6.9.

(f) In the event that Universal fails to provide to Sempra all or any portion of a Required Margin Amount when due, such shortfall shall constitute an "**Outstanding Margin Amount**" and Sempra shall be entitled to apply amounts deposited in the Blocked Account to reduce such Outstanding Margin Amount in accordance with Section 6.9.

ARTICLE 11
TERMINATION AND LIQUIDATION

11.1 Termination Events

For purposes of the Transaction Documents, on or after the Closing Date, a "**Termination Event**" shall mean the occurrence of any of the following conditions or events with respect to a Party (in which case such Party shall be the "**Defaulting Party**" and the other Party shall be the "**Non-Defaulting Party**"):

(a) any failure by it to pay any amounts due hereunder on or before the dates specified for payment hereunder if not remedied within five Business Days after receiving notice of that default from the Non-Defaulting Party;

(b) any representation, warranty, certification or other statement made by it in any Transaction Document shall prove to be untrue in any material respect on the date as of which such statement is made or deemed made;

(c) with respect to Universal only, Universal shall default in the due performance or observance by it of any covenant contained in Section 10.2 of this Agreement;

(d) default in the due performance or observance by it of any other term, covenant or agreement contained in the Transaction Documents other than a default provided for in any other clause of this Section 11.1 and Section 11.4 and such default shall not have been remedied or waived within five Business Days or receipt of notice of such default from the Non-Defaulting Party;

(e) it (i) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (ii) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (iii) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation; (iv) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (v) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (vi) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets; (vii) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (i) to (vi) inclusive; or (viii) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts;

(f) with respect to Universal only, any order, judgment or decree shall be entered against Universal decreeing the dissolution of Universal or any money judgment is entered against Universal or an amount exceeding in the aggregate $500,000 and such money judgment remains unsatisfied for 30 days following the date on which all appeal periods with respect to such judgment have expired;

(g) with respect to Universal only, a Change in Control of Universal shall have occurred;

(h) with respect to Universal only, any conveyance, sale, transfer or other disposition of, in one transaction or a series of transactions, all or substantially all of its business, property or assets, whether now owned or hereafter acquired;

(i) with respect to Universal only, if (i) any Transaction Document or any provision of any Transaction Document, for any reason other than the satisfaction in full of all obligations thereunder, shall cease to be in full force and effect (other than in accordance with its terms), shall be terminated or shall be declared to be null and void, (ii) Sempra shall not have or shall cease to have a valid and perfected First Priority Lien in any Collateral, except as permitted hereunder or under the Security Agreement, purported to be covered by the Security Agreement, or (iii) Universal shall contest the validity or enforceability of any Transaction Document or any provision thereof in writing or deny in writing that it has any further liability under any Transaction Document or any provision thereof to which it is a party;

(j) with respect to Universal only, if (i) the UEGL Guarantee, the UEGL Pledge Agreement, or any provision of either such document, for any reason other than the satisfaction in full of all obligations thereunder, shall cease to be in full force and effect (other than in accordance with its terms), shall be terminated or shall be declared to be null and void, (ii) Sempra shall not have or shall cease to have a valid and perfected First Priority Lien in any Securities pledged to Sempra pursuant to the UEGL Pledge Agreement, (iii) UEGL shall contest the validity or enforceability of the UEGL Guarantee or the UEGL Pledge Agreement or any provision thereof in writing or deny in writing that it has any further liability thereunder or any provision thereof to which it is a party, or (iv) either of UEGL or UGE shall be the subject of an event specified in Section 11.1(e);

(k) with respect to Universal only, there is, at any time, a material adverse change in (i) the financial condition of Universal, UGE or UEGL (ii) the collection of accounts receivable by Universal, UGE or UEGL, or (iii) the effectiveness of the arrangement concerning collateral (including as a result of repudiation);

(l) with respect to Sempra only, if Sempra Energy's most recent credit rating for its long-term senior, unsecured debt falls below the lower of BBB- by S&P, or Baa3 by Moody's, and Sempra does not provide to Universal security in the form, amount and term reasonably specified by Universal

within 5 Business Days of a request by Universal after such credit downgrade;

(m) with respect to Universal only, if at any time of the determination thereof by Sempra 40% or more of the Notional Exposure Amount relates to Gas purchase transactions and Electricity Swaps entered into by Universal, UGE and any other Affiliate of Universal with Sempra to hedge the commodity price risk associated with customers in the United States;

(n) with respect to Universal only, if Universal or any of its Affiliates including UGE shall fail to make any payment when due (or within any applicable grace period) under any other agreement to which Universal or any of its Affiliates is a party with Sempra (including the Universal Swap Agreement and the UGE Agreement) or Universal or any of its Affiliates shall otherwise default under any such agreement with Sempra or any event shall have occurred as a result of any action or omission of Universal or any of its Affiliates or any event relating to or affecting Universal or any of its Affiliates or its, or their, property which shall give Sempra the right to terminate any such agreement;

(o) with respect to Universal only, at any time (i) the aggregate amount owed by any single LDC to Universal and any Affiliates of Universal including UGE exceeds Sempra's then current exposure limit for such LDC, or (ii) any relevant LDC shall cease to guarantee customer payments (including as a result of any action taken by Universal);

(p) with respect to Universal only, Universal and/or any Affiliate of Universal other than Terra, any Subsidiary of Terra or any shareholder of UEGL, shall, in the aggregate, without the prior written consent of Sempra, make direct or indirect contributions to, or Investments in, Terra or any subsidiary of Terra, in an aggregate amount exceeding $20,000,000; or

(q) with respect to Universal only, Sempra shall not be permitted to appoint a director to the board of directors of Universal.

11.2 Liquidation

Upon the occurrence of a Termination Event, the Non-Defaulting Party shall have the right, in addition to any other remedies hereunder, to immediately, without prior notice to the Defaulting Party, for so long as the Termination Event is continuing:

(a) suspend its performance under the Gas Transactions then outstanding at any time and from time to time; or

(b) liquidate and terminate the Gas Transactions then outstanding at any time and from time to time and accelerate the payment of any amounts due in respect hereof and thereof.

Upon any such liquidation and termination, the Non-Defaulting Party shall, forthwith after such termination and liquidation, calculate, in a commercially reasonable manner, a Settlement Amount for this Transaction, including for each Gas Transaction outstanding hereunder, as of the time of the termination hereof or as soon thereafter as is reasonably practicable and a Net Settlement Amount; provided that this remedy of liquidation and termination shall not be available when the Termination Event is a failure to deliver or receive Gas and the Defaulting Party pays any sum due from it in accordance with Section 11.4. The Non-Defaulting Party shall use reasonable efforts to give notice to the Defaulting Party that a liquidation pursuant to this Section 11.2 has occurred before the close of business on the Business Day following such liquidation, provided that failure to give such notice shall not affect the validity or enforceability of the liquidation or give rise to any claim by the Defaulting Party against the Non-Defaulting Party.

11.3 Settlement Amount

As used herein, the term "**Settlement Amount**" shall mean the net of all losses and costs (or gains), expressed in Canadian dollars, as calculated by the Non-Defaulting Party in any commercially reasonable manner, which the Non-Defaulting Party incurs as a result of a liquidation, pursuant to this Article 11, of this Transaction, including each Gas Transaction entered into hereunder including the net of all losses and costs (or gains) incurred by the Non-Defaulting Party as a result of the liquidation of each Gas Transaction based upon the then-current replacement value thereof and, at the Non-Defaulting Party's option, but without duplication, the net of all losses and costs which the Non-Defaulting Party incurs as a result of maintaining, terminating, obtaining or re-establishing any hedge or related trading positions. The Non-Defaulting Party shall set off (i) any Settlement Amounts that are due to the Defaulting Party, plus any margin or other Collateral which is cash or Cash Equivalents then held by the Non-Defaulting Party, plus any amounts owing to the Defaulting Party for Gas that has been delivered including Transportation Costs, plus (at the Non-Defaulting Party's election) any or all other amounts due to the Defaulting Party by the Non-Defaulting Party (whether under this Agreement or otherwise and whether or not then due) against (ii) any Settlement Amounts that are due to the Non-Defaulting Party, plus any margin or other collateral which is cash or Cash Equivalents then held by the Defaulting Party, plus any amounts owing to the Non-Defaulting Party for Gas that has been delivered including Transportation Costs, plus (at the Non-Defaulting Party's election) any or all other amounts due to the Non-Defaulting Party by the Defaulting Party (whether under this Agreement or otherwise and whether or not then due), so that all such amounts shall be netted to a single liquidated amount payable by one Party to the other Party (the "**Net Settlement Amount**"). The Net Settlement

Amount shall be due and payable to or from the Non-Defaulting Party as appropriate. A Party with a Net Settlement Amount payment obligation shall pay such amount to the other Party within one Business Day of receipt from the Non-Defaulting Party of notice of such calculation. In calculating any Settlement Amount and the Net Settlement Amount, the Non-Defaulting Party shall discount to present value (in a commercially reasonable manner based on rates for the applicable period) any amount which would otherwise have been due at a later date (and shall be permitted to make a reasonable estimate of any such amount) and shall add interest (at a rate determined in the same manner) to any amount due prior to the date of the calculation. After the occurrence of a Termination Event, the Defaulting Party shall be responsible for all costs and expenses incurred by the Non-Defaulting Party as a result of the occurrence of such Termination Event (including reasonable attorneys' fees and disbursements).

11.4 Failure to Deliver or Receive Gas

Without limiting the rights of the Non-Defaulting Party under the provisions of this Article 11 or otherwise, if either Party (the "**Non-Performing Party**") shall fail to deliver or receive any quantity of Gas as required under this Transaction, such Party shall, as promptly as practicable, give notice of such default to the other Party (the "**Performing Party**") and the Performing Party shall be entitled to receive from the Non-Performing Party an amount, payable (or offset) on the next date a payment is due from either Party, calculated as follows:

(a) If Universal is the Non-Performing Party, then Universal shall be liable for (i) the amount of any charges incurred by Sempra that Sempra would not have incurred but for such failure by Universal and (ii) if the Sales Price (as defined below) is less than the Contract Price, the product of the amount, if any, by which the Contract Price exceeds the Sales Price multiplied by the amount by which the quantity received by the Universal was less than the quantity Universal was required to receive.

(b) If Sempra is the Non-Performing Party, then Sempra shall be liable for (i) the amount of any charges incurred by Universal that it would not have incurred but for such failure by Sempra and (ii) if the Replacement Price (as defined below) is greater than the Contract Price, the product of the amount, if any, by which the Replacement Price exceeded the Contract Price multiplied by the amount by which the quantity delivered by Sempra was less than the quantity Sempra was required to deliver.

(c) The "**Sales Price**" shall be the price at which Sempra, acting in any commercially reasonable manner, effects a resale of the Gas not received by Universal or, absent such a resale, the market price for such quantity at the relevant Delivery Point, as determined by Sempra in any commercially reasonable manner. The "**Replacement Price**" shall be the price at which

Universal, acting in any commercially reasonable manner, effects a purchase of the Gas not delivered by Sempra or, absent such a purchase, the market price for such quantity at the relevant Delivery Point, as determined by Universal in any commercially reasonable manner.

11.5 Additional Rights; Limitation of Damages

A Party's rights under this Article 11 are in addition to, and not in limitation or exclusion of, any other rights which that Party may have (whether by agreement, operation of law or otherwise). In no event shall either Party be liable to the other Party for consequential, incidental, punitive, exemplary or indirect damages in tort, for contract or otherwise; provided, that no remedy of liquidation or termination shall be available when the Termination Event is a failure to deliver or receive Gas that is due under this and the Non-Performing Party pays any sum due from it under Section 11.4.

ARTICLE 12
INDEMNITY AND EXPENSES

12.1 Indemnity by Universal

Universal agrees to indemnify Sempra from and against any and all claims, losses and liabilities in any way relating to, growing out of or resulting from this Agreement and the Collateral Documents (including enforcement hereof and thereof), except to the extent such claims, losses or liabilities result primarily from Sempra's gross negligence or wilful misconduct as finally determined by a court of competent jurisdiction or as expressly set forth in the proviso to Section 11.5.

12.2 Costs and Expenses of Enforcement

Universal agrees to pay to Sempra upon demand in cash the full amount of all costs and expenses (including the reasonable fees and expenses of its counsel and of any experts and agents) that Sempra may incur in connection with (i) the exercise or enforcement of any of the rights of Sempra under this Agreement and the other Transaction Documents upon the occurrence of a Termination Event, (ii) the failure by Universal to perform or observe any of the provisions of this Agreement and the other Transaction Documents, or (iii) the custody, preservation, use of, or the sale of, collection from, or other realization upon, any of the Collateral.

12.3 Costs and Expenses of Litigation

In the event of any litigation hereunder, the losing Party shall pay the prevailing Party's reasonable expenses, including attorneys fees, expert fees, and court costs, of litigation and litigation preparation.

12.4 Survival

The obligations of the Parties in this Article 12 shall survive the termination of this Agreement and the discharge of the Parties' other obligations under the Transaction Documents.

ARTICLE 13
MISCELLANEOUS

13.1 Term and Termination of Obligation to Enter into Gas Transactions

The obligation of Sempra and Universal to enter into Gas Transactions shall terminate on the earlier of (a) June 30, 2010 and (b) the date of termination, liquidation and settlement by the Non-Defaulting Party pursuant to Article 11 after the occurrence of a Termination Event. Subject to Section 12.4, the remaining terms of this Agreement shall remain in full force and affect until the satisfaction by both parties of all of their respective obligations hereunder and in respect of all Gas Transactions entered into hereunder.

13.2 Amendments, etc.

No term or provision of this Agreement shall be amended, modified, altered, waived, or supplemented except in a writing signed by the Parties hereto. Any such waiver shall be effective only in the specific instance and for the specific purpose for which it was given.

13.3 Notices

Any notice or other communication herein required or permitted to be given shall be in writing and may be sent by facsimile or other mutually agreed electronic means, by courier or by hand delivery and, unless otherwise specified herein, shall be deemed to have been given when delivered in person or by courier service, or upon receipt of a facsimile, to a Party at the following address or facsimile number or such other address or facsimile number as shall be designated by such Party in a written notice delivered to the other Party hereto:

(a) For notices sent to Universal, to:

c/o Universal Energy Group Ltd.
25 Sheppard Avenue West, Suite 1605
Toronto, ON M2N 6S6
Attention: Mark Silver
Telephone: (416) 221-8998
Facsimile: (416) 221-4787

(b) For notices sent to Sempra with respect to matters other than operations, to:

Sempra Energy Trading Corp.
58 Commerce Road
Stamford, CT 06902
Attention: General Counsel
Telephone: (203) 355-5510
Facsimile: (203) 355-5410

For notices sent to Sempra with respect to operations:

Sempra Energy Trading Corp.
58 Commerce Road
Stamford, CT 06902
Attention: Operations
Telephone: (203) 355-6630
Facsimile: (203) 355-5342

provided that if Universal wants to nominate any Gas or make a change to the Scheduled Gas, Universal shall notify Sempra by facsimile at 403-269-8432 and confirm such notification by telephone at 403-750-2462.

13.4 Failure or Indulgence Not Waiver; Remedies Cumulative

No failure or delay on the part of Sempra or Universal in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

13.5 Severability

In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby unless such invalidity, illegality or unenforceability materially impairs the economic benefit of protections deemed by a Party from the Transaction, taken as a whole.

13.6 Confidentiality

Neither Party to this Agreement shall disclose the terms or conditions of this Agreement or the Transaction to a third party (other than such Party's employees, lenders, counsel, accountants or advisors who need to know such information and have

agreed to keep such terms confidential); except in order to comply with any applicable law, regulation, or any exchange, control area or independent system operator rule or in connection with any court or regulatory proceeding; provided, however, each such Party shall, to the extent practicable, use reasonable efforts to prevent or limit the disclosure. The Parties shall be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with, this confidentiality obligation.

13.7 Recording

Each Party consents to the recording of all telephone conversations between its employees and the employees of the other Party and agrees to obtain any necessary consent of, and give notice of such recording to, its employees. Any such recordings may be introduced as evidence in any legal proceeding to establish proof of any matter relating to this Agreement.

13.8 Governing Law; Terms

THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE SUBSTANTIVE LAWS OF THE PROVINCE OF ONTARIO AND THE LAWS OF CANADA APPLICABLE THEREIN, WITHOUT REGARD TO RULES ON CHOICE OF LAW.

13.9 Consent to Jurisdiction and Service of Process

ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST UNIVERSAL OR SEMPRA ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, MAY BE BROUGHT IN THE SUPERIOR COURT OF JUSTICE OF ONTARIO. BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH OF SEMPRA AND UNIVERSAL, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (I) ACCEPTS GENERALLY AND UNCONDITIONALLY THE NON-EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURT; (II) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (III) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO UNIVERSAL AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 13.3; (IV) AGREES THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER UNIVERSAL IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; (V) AGREES THAT THE OTHER PARTY RETAINS THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST IT IN THE COURTS OF ANY OTHER JURISDICTION; AND (VI) AGREES THAT THE PROVISIONS OF THIS SECTION 13.9 RELATING TO JURISDICTION AND VENUE SHALL BE BINDING AND ENFORCEABLE TO THE FULLEST EXTENT PERMISSIBLE UNDER THE LAWS OF ONTARIO.

13.10 Waiver of Jury Trial

UNIVERSAL AND SEMPRA HEREBY AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT. The scope of this waiver is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Transaction, including contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Universal and Sempra acknowledge that this waiver is a material inducement for Universal and Sempra to enter into a business relationship, that Universal and Sempra have already relied on this waiver in entering into this Agreement and that each will continue to rely on this waiver in their related future dealings. Universal and Sempra further warrant and represent that each has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SUBSECTION AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

13.11 No Implied Representations or Warranties

EXCEPT AS EXPRESSLY SET FORTH HEREIN, SEMPRA EXPRESSLY NEGATES ANY OTHER REPRESENTATION, WARRANTY OR CONDITION, WRITTEN OR ORAL, EXPRESS OR IMPLIED, INCLUDING ANY REPRESENTATION, WARRANTY OR CONDITION WITH RESPECT TO CONFORMITY TO MODELS OR SAMPLES, MERCHANTABILITY, OR QUALITY OR FITNESS FOR ANY PARTICULAR PURPOSE.

13.12 Entire Agreement

This Agreement contains the entire agreement between the Parties and supersedes all prior oral or written communications or agreements relating to the subject matter hereof, other than in confirmations between the Parties which shall be incorporated into this Agreement as confirmations hereunder.

13.13 Credit Support

The Gas Transactions described herein shall be marked-to-market and Universal shall provide collateral to Sempra in accordance with the terms hereof and of the Security Agreement.

13.14 Forward Contract

The parties to this Agreement acknowledge and agree that all Gas Transactions constitute "forward contracts" within the meaning of Title II of the United States Code

entitled "Bankruptcy" and "eligible financial contracts" within the meaning of *Companies' Creditors Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada) (in any case, as amended, restated, replaced or re-enacted from time to time) and will be treated similarly under and in all proceedings related to any bankruptcy, insolvency or similar law (regardless of the jurisdiction of application or competence of such law) or any ruling, order, directive or pronouncement made pursuant thereto.

13.15 Assignment

Neither of the Parties shall assign this Agreement or its rights hereunder, in whole or in part, without the prior written consent of the other Party, which consent may be withheld in the exercise of the other Party's sole discretion.

13.16 Counterparts

This Agreement may be executed in one or more counterparts and by different Parties in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. In addition, facsimile copies of executed counterparts shall be conclusively regarded for all purposes as originally executed counterparts pending the delivering of the originals.

13.17 Enurement

This Agreement shall be binding upon and enure to the benefit of successors, assigns, personal representatives and heirs of the respective Parties.

13.18 Non-Merger

The provisions contained in this Agreement shall survive and shall not merge in any conveyance, transfer, assignment, novation agreement or other document or instrument issued pursuant to or in connection with this Agreement.

13.19 Amendment and Restatement

Universal and Sempra each acknowledges and agrees that this Agreement is intended to be, shall be construed as and shall have effect as, a consolidation and restatement of the Original Supply Agreement as further amended by amendments and modifications to the Original Supply Agreement that are contained in this Agreement and this Agreement, together with the other Transaction Documents and any confirmations relating to the Gas Transactions hereunder, constitutes the entire agreement between the parties with respect to the subject matter hereof. If and to the extent that the provisions of this Agreement differ from the provisions contained in the Original Supply Agreement, then the provisions of this Agreement shall prevail and all persons shall for all purposes be entitled to treat this consolidation and restatement as superseding and replacing the Original Supply Agreement. Notwithstanding anything

to the contrary, however, the contract price of the remaining contract quantity of Gas to be delivered in respect of each Gas Transaction entered into between Universal and Sempra on or prior to the effective date of this Agreement, shall be the price as determined by the provisions of the Original Supply Agreement in effect at the time each such Gas Transaction was entered into and as set forth in any confirmation evidencing each such Gas Transaction.

13.20 Confirmation of Security

Universal hereby confirms and agrees with Sempra that (i) for all purposes of the Transaction Documents including the Security Agreement, Universal's Secured Obligations (as such term is defined in the Security Agreement) to Sempra include Universal's indebtedness, liabilities and obligations of any kind whatsoever which Universal has incurred or may incur pursuant to or in connection with this Agreement and (ii) any Collateral security granted by Universal to Sempra pursuant to the Security Agreement or otherwise shall extend to and apply to this Agreement, remains in full force and effect and is hereby ratified and confirmed by Universal in all respects.

IN WITNESS WHEREOF, Universal and Sempra have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

UNIVERSAL ENERGY CORPORATION

By: [redacted]

Name: Nino Silvestri

Title: Chief Operating Officer

SEMPRA ENERGY TRADING CORP.

By: [redacted]

Name: Mara Kent

Title: Vice President

AMENDED AND RESTATED

ELECTRICITY SWAP MASTER AGREEMENT

between

UNIVERSAL ENERGY CORPORATION

and

SEMPRA ENERGY TRADING CORP.

Dated as of February 2, 2007

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

ARTICLE 7
COVENANTS

ARTICLE 8
TERMINATION AND LIQUIDATION

ARTICLE 9
INDEMNITY AND EXPENSES

ARTICLE 10
MISCELLANEOUS

AMENDED AND RESTATED

ELECTRICITY SWAP MASTER AGREEMENT

This Amended and Restated Electricity Swap Master Agreement (this "Agreement") is dated as of February 2, 2007 and entered into by and between:

UNIVERSAL ENERGY CORPORATION ("Universal"), an Ontario corporation,

and

SEMPRA ENERGY TRADING CORP. ("Sempra"), a Delaware corporation.

RECITALS

A. Universal is a retail load aggregator and is in the business of supplying Electric Energy to residential and commercial customers.

B. Universal and Sempra entered into that certain Electricity Swap Master Agreement dated as of July 14, 2005 (as amended, the "Original Swap Agreement") pursuant to which Sempra agreed to act as Universal's exclusive supplier of gas on the terms and conditions set forth therein.

C. Universal and Sempra now hereby agree to amend and restate the terms of the Original Swap Agreement as set forth herein.

D. Universal and Sempra are desirous of entering into Transactions subject to, and to be governed by, the terms and conditions hereof and intend that any Transactions entered into prior to the date hereof, including Transactions entered into under the Original Swap Agreement, shall also be subject to, and governed by, the terms and conditions hereof.

E. Universal has agreed to continue to secure all of its obligations to Sempra by the grant of a First Priority security interest on substantially all of Universal's Assets, including all cash and Cash Equivalents, all accounts receivable and all deposit accounts.

F. Universal has agreed that all payments from Universal's customers and the LDCs making payments to Universal shall be continue to be paid to a specified lockbox or by wire transfer to specified blocked accounts under the control of Sempra, from which amounts shall be paid first to Sempra in satisfaction of payments due hereunder and any excess amounts then paid to Universal.

In consideration of the premises and in order to induce Sempra to enter into the Transaction with Universal and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, Universal and Sempra hereby agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this Agreement, including the recitals to this Agreement, the following terms have the meanings set forth below:

"**Affiliate**", as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person or that is related to such Person by birth or marriage. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

"**Asset Sale**" means the sale by Universal to any Person of (i) substantially all of the Assets of any division or line of business of Universal or (ii) any other Assets (whether tangible or intangible) of Universal (other than (A) inventory sold in the ordinary course of business and (B) any other assets to the extent that the aggregate value of such assets sold in any single transaction or related series of transactions is equal to or less than $50,000).

"**Assets**" means, with respect to any Person, any property, asset or undertaking of such Person, whether real or personal, tangible or intangible, of any kind and wherever situated, whether now owned or hereafter acquired.

"**Bank**" means The Bank of Nova Scotia and its successors.

"**Base Price**" has the meaning assigned to such term in Section 2.4.

"**Blocked Accounts**" means Canadian dollar deposit account [redacted] with the Bank at the Bank's Woodbridge, Ontario branch (branch number 55582), and, when required by Sempra, a United States dollar deposit account with the Bank at the Bank's Woodbridge, Ontario branch (branch number 55582), which accounts shall be in the name of Universal but subject to the control of Sempra in accordance with the Blocked Account Agreement.

"**Blocked Account Agreement**" means that certain Blocked Account Agreement dated as of July 14, 2005 among Universal, Sempra and the Bank.

"**Budget**" has the meaning assigned to such term in Section 7.1.

"**Business Day**" shall mean a calendar day other than a Saturday, Sunday or statutory or banking holiday in New York, New York or Toronto, Ontario.

"**Calculation Period**" means, with respect to each Transaction, the period from and including the first day of a calendar month to but excluding the first day of the following calendar month, inclusive, with the first Calculation Period in respect of any Transaction beginning on the date designated as the Commencement Date in respect of such Transaction to but excluding the first day of the next calendar month following the Commencement Date in respect of such Transaction and the last Calculation Period ending on the Termination Date specified with respect to that Transaction.

"**Capital Lease**", as applied to any Person, means any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is accounted for as a capital lease on the balance sheet of that Person.

"**Cash Equivalents**" means, as at any date of determination thereof, (i) marketable securities (A) issued or directly and unconditionally guaranteed as to interest and principal by the Government of Canada or (B) issued by any agency of Canada the obligations of which are backed by the full faith and credit of Canada, in each case maturing within one year after such date; (ii) marketable direct obligations issued by any province of Canada or any political subdivision of any such province or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, the highest rating obtainable from either S&P or Moody's; (iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year after such date and issued or accepted by any lender or by any commercial bank listed in Schedule I to the *Bank Act* (Canada); and (v) shares of any money market mutual fund that (A) has at least 95% of its Assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (B) has net assets of not less than $500,000,000, and (C) has the highest rating obtainable from either S&P or Moody's.

"**Change in Control**" means, with respect to Universal, if at any time of the determination thereof, UEGL shall cease to own or control, directly or indirectly, 100% of the aggregate Equity Interests in Universal.

"**Closing Date**" has the meaning assigned to such term in Section 5.1.

"**Collateral**" shall have the meaning ascribed to such term in the Security Agreement.

"**Collateral Documents**" means the Security Agreement, the Blocked Account Agreement, the UEGL Pledge Agreement, the UEGL Guarantee, and all other

instruments or documents delivered pursuant to this Agreement or otherwise in order to grant to Sempra a Lien on any real, personal or mixed property of Universal as security for the obligations secured pursuant to the Security Agreement.

"**Confirmation**" shall mean and refer to the documents and other confirming evidence of the terms of a Transaction in the form attached hereto as Annex 1.

"**Contingent Obligation**", as applied to any Person, means any direct or indirect liability, contingent or otherwise, of that Person (i) with respect to any Indebtedness, lease, dividend or other obligation of another if the primary purpose or intent thereof by the Person incurring the Contingent Obligation is to provide assurance to the obligee of such obligation of another that such obligation of another will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof, or (ii) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings, or (iii) under any hedge agreements. Contingent Obligations shall include (A) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another, (B) the obligation to make take or pay or similar payments if required regardless of non-performance by any other party or parties to an agreement, and (C) any liability of such Person for the obligation of another through any agreement (contingent or otherwise) (1) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (2) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclauses (1) or (2) of this sentence, the primary purpose or intent thereof is as described in the preceding sentence. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if less, the amount to which such Contingent Obligation is specifically limited.

"**Contract Year**" shall mean each successive 12-month period during the term hereof with the initial Contract Year commencing on the date first written above, each subsequent Contract Year commencing on the annual anniversary of such date and the final Contract Year ending on the date of termination hereof.

"**Contractual Obligations**" means, as applied to any Person, any provision of any Securities issued by that Person or of any material indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

"**Current Margin Amount**" shall have the meaning set forth in Section 7.3.

"**Customer-Equivalents**" means the aggregate of the following calculations for each relevant Electric Energy customer and gas customer of Universal:

For each such customer, the greater of:

(i) one (1); or

(ii) an amount equal to:

(A) with respect gas customers:

(I) the average amount of gas per month (expressed in gigajoules) consumed by that customer during the shorter of the number of months that customer has been a customer of Universal or the previous twelve (12) months; multiplied by

(II) twelve (12);

which product of (I) and (II) shall be rounded upwards or downwards, as the case may be, to the nearest multiple of one hundred six (106) and then divided by one hundred six (106); and

(B) with respect to Electric Energy customers:

(I) the average amount of Electric Energy per month (expressed in kilowatts) consumed by that customer during the shorter of the number of months that customer has been a customer of Universal or the previous twelve (12) months; multiplied by

(II) twelve (12)

which product of (I) and (II) shall be rounded upwards or downwards, as the case may be, to the nearest multiple of ten thousand (10,000) and then divided by ten thousand (10,000);

provided, that where a customer is both a gas customer and an Electric Energy customer, its Customer Equivalent for both commodities shall be included in such calculation.

"**Defaulting Party**" shall have the meaning set forth in Section 8.1.

"**Electricity Act**" means *Electricity Act* (Ontario), as amended from time to time.

"**Electric Energy**" shall mean electric energy in the form of merchantable electricity expressed in megawatt hours (MWh).

"**Electricity Swap**" shall refer to any swap, contract for differences, option or other transaction in respect of Electric Energy including any Transaction hereunder.

"**Equity Interests**" means (i) with respect to a corporation, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including all common stock and preferred stock, or warrants, options or other rights to acquire any of the foregoing and (ii) with respect to a partnership, limited liability company or similar Person, any and all units, interests, rights to purchase, warrants, options, or other equivalents of, or other ownership interests in, any such Person.

"**First Priority**" means, with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that (i) such Lien is perfected and has priority over any other Lien on such Collateral and (ii) such Lien is the only Lien (other than Permitted Liens) to which such Collateral is subject.

"**Fiscal Quarters**" means the fiscal quarters of Universal ending on March 31, June 30, September 30 and December 31 of each calendar year.

"**Fiscal Year**" means the fiscal year of Universal ending on September 30 of each calendar year.

"**Fixed Price**" means the fixed price in Canadian dollars per megawatt hour to be paid by one Party to the other Party in connection with any Transaction entered into hereunder.

"**Fixed Price Payor**" means the Party paying the Fixed Price with respect to a Transaction.

"**Floating Price**" means the HOEP unless otherwise agreed in writing between Universal and Sempra in connection with a Transaction hereunder.

"**Floating Price Payor**" means the Party paying the Floating Price with respect to a Transaction.

"**Free Cash**" means for any period, Universal's operating cash flow for such period net of any liabilities that are past due minus any cash flows associated with investing activities during such period (*e.g.*, capital expenditures) and minus any cash flows associated with financing activities during such period (*e.g.*, debt repayments), all as evidenced in Universal's financial statements for such period prepared in accordance with GAAP.

"**GAAP**" means generally accepted accounting principles in Canada approved by the Canadian Institute of Chartered Accountants.

"**Governmental Entity**" means (i) any international, multinational, national, federal, provincial, state, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, and (iv) any stock exchange.

"**Greater Metropolitan Toronto Area**" shall mean the area between and including the 500kv Milton Transformer Station and the 500kv Cherrywood Transformer Station, south of the Cherrywood Transformer Station to Lake Ontario and east of the Milton Transformer Station to Lake Ontario including the Trafalgar, Leaside and Clairville Transformer Stations in the Province of Ontario or such greater area contiguous thereto which encompasses a liquid trading area.

"**Held Margin Amount**" shall have the meaning set forth in Section 7.3(b).

"**HOEP**" means, subject to anything to the contrary in any Confirmation, the hourly Ontario energy price published by the IESO based on metering data that has been fully processed by the IESO's VEE Process, as defined in the Market Rules in effect from time to time; *provided*, that in the event that HOEP ceases to be published by the IESO and locational based marginal pricing is adopted by the IESO, the LBMP designated for the zone, node(s) or price reference location(s) for a liquid trading hub representing the Greater Metropolitan Toronto Area will be the applicable Floating Price effective upon cessation of the HOEP; and *provided, further*, that in the event that the IESO adopts and implements a dual price settlement system for day-ahead and real-time energy markets, upon and after the effective date and time of the implementation of such a system, the Floating Price for each Pricing Period shall either be the (x) the hourly-weighted arithmetic average of the day-ahead peak and off-peak prices for each Pricing Period during the calendar day in which the relevant Pricing Period occurs (*i.e.*, weighted to take into account the number of on-peak hours and off-peak hours during such calendar day) or (y) real-time price, as the case may be, representing the most liquid trading market as reasonably determined by mutual agreement of the Parties prior to such effective date, or failing such agreement, by Sempra acting reasonably.

"**IESO**" means the Ontario Independent Electricity System Operator.

"**Indebtedness**", as applied to any Person, means (i) all indebtedness for borrowed money, (ii) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with GAAP, (iii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money, (iv) any obligation owed for all or any part of the

deferred purchase price of property or services, which purchase price is (A) due more than six months from the date of incurrence of the obligation in respect thereof or (B) evidenced by a note or similar written instrument, and (v) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person.

"**Investment**" means (i) any direct or indirect purchase or other acquisition by a Person of, or of a beneficial interest in, any Securities of any other Person, (ii) any direct or indirect loan, advance (other than advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by a Person to any other Person, including all indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business, or (iii) any interest rate agreements or currency agreements.

"**IPO Date**" the closing date of the initial public offering of UEGL.

"**LDC**" means the local distribution company responsible for delivering Electric Energy to Universal's customers in a particular geographic area.

"**LIBOR**" means, for any day, the rate per annum equal to the London Interbank Offered Rate that appears in the "Money Rates" section of *The Wall Street Journal* on that day.

"**Lien**" means (i) any mortgage, charge, pledge, hypothecation, security interest, assignment by way of security, encumbrance, lien (statutory or otherwise), hire purchase agreement, conditional sale agreement, deposit arrangement, title retention agreement or arrangement, or any assignment, arrangement or condition that in substance secures payment or performance of an obligation, (ii) any trust arrangement, (iii) any arrangement which creates a right of set off out of the ordinary course of business, (iv) any option, warrant, right or privilege capable of becoming a transfer, sale, assignment, exchange, gift, donation or other disposition of Securities where possession, legal title, beneficial ownership or the economic risk or return associated with such Securities passes directly or indirectly from one Person or to another to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (v) any agreement to grant any such rights or interests.

"**Locational based marginal pricing**" or "**LBMP**" means, except as otherwise provided in any Confirmation, the form of Electric Energy pricing, as determined and modified by the IESO from time to time, to be considered and implemented by the IESO, if at all, based upon a non-uniform price of Electric Energy at each point, zone, node(s) or price

reference location(s) on the IESO-controlled grid and having the effect that such prices reflect the costs of transmission congestion.

"**Lockbox**" means a lockbox to be established by Universal at the Bank forthwith upon a request made by, and on terms and conditions acceptable to, Sempra.

"**Margin Determination Day**" shall have the meaning set forth in Section10.3.

"**Market Disruption Event**" shall mean (i) price source disruption, (ii) trading suspension, (iii) disappearance of commodity reference price, (iv) material change in content, (v) *de minimis* trading and (vi) trading limitation as such terms are defined in the 1993 ISDA Commodity Derivatives Definitions (as supplemented by the 2000 Supplement) published by the International Swaps and Derivatives Association, Inc.

"**Market Rules**" means the market rules of the IESO, in effect from time to time.

"**Material Adverse Effect**" means (i) a material adverse effect upon the business, operations, properties, assets, condition (financial or otherwise) of Universal, UGE or UEGL or (ii) the impairment of the ability of (A) Sempra to enforce its rights and remedies under the Transaction Documents or (B) Universal, UGE or UEGL to perform its respective obligations thereunder.

"**Moody's**" means Moody's Investors Service, Inc. or its successor.

"**Net Settlement Amount**" shall have the meaning set forth in Section 8.3.

"**New Supplier Guaranty**" shall have the meaning assigned to it in Section 7.2(c).

"**Non-Defaulting Party**" shall have the meaning set forth in Section 8.1.

"**Notional Contract Quantity**" means, with respect to each Transaction, the notional contract quantity specified by Universal in accordance with Section 2.3.

"**Notional Exposure Amount**" shall have the meaning set forth in Section 7.2(s).

"**Organizational Documents**" means, with respect to any Person, the certificate of incorporation, charter, by laws, certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement, operating agreement, joint venture agreement, or other similar organizational instrument or document governing such Person.

"**Outstanding Margin Amount**" shall have the meaning set forth in Section 7.3.

"**Parties**" means Universal and Sempra and "**Party**" means any one of them.

"**Permitted Liens**" means following types of Liens (excluding any Lien expressly prohibited by any applicable terms of any of the Transaction Documents):

(a) Liens for taxes, assessments or governmental charges or claims the payment of which is not, at the time, required by Section 7.1(a);

(b) statutory Liens of landlords, statutory Liens of banks, statutory Liens of carriers, warehousemen, mechanics, repairmen, workmen and materialmen, and other Liens imposed by law, in each case incurred in the ordinary course of business (i) for amounts not yet overdue or (ii) for amounts that are overdue and that (in the case of any such amounts overdue for a period in excess of 5 days) are being contested in good faith by appropriate proceedings, so long as (A) such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made for any such contested amounts, and (B) in the case of a Lien with respect to any portion of the Collateral, such contest proceedings conclusively operate to stay the sale of any portion of the Collateral on account of such Lien;

(c) deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of statutory obligations, bids, leases, government contracts, trade contracts, and other similar obligations (exclusive of obligations for the payment of borrowed money), so long as no foreclosure, sale or similar proceedings have been commenced with respect to any portion of the Collateral on account thereof;

(d) licenses, leases or subleases granted to third parties in accordance with any applicable terms of the Collateral Documents and not interfering in any material respect with the ordinary conduct of the business of Universal or resulting in a material diminution in the value of any Collateral as security for the obligations secured pursuant to the Security Agreement;

(e) easements, rights of way, restrictions, encroachments, and other minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of Universal's business or result in a material diminution in the value of any Collateral as security for the obligations secured pursuant to the Security Agreement;

(f) any (i) interest or title of a lessor or sublessor under any lease not prohibited by this Agreement, (ii) Lien or restriction that the interest or title of such lessor or sublessor may be subject to, or (iii) subordination of

the interest of the lessee or sublessee under such lease to any Lien or restriction referred to in the preceding clause (ii), so long as the holder of such Lien or restriction agrees to recognize the rights of such lessee or sublessee under such lease;

(g) Liens arising from filing financing statements relating solely to leases not prohibited by this Agreement;

(h) any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property;

(i) Liens granted pursuant to the Collateral Documents;

(j) Liens securing obligations (other than obligations representing Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of Universal's business;

(k) Liens created in connection with secured debt in aggregate not to exceed $50,000, created or assumed to finance any part of the purchase price of tangible personal property; and

(l) a single Silent Second Lien created by Universal in accordance with Section 7.2(c) (with a third-party commodity supplier to a New Supply Affiliate as the holder of such Silent Second Lien) after June 30, 2010 to secure the obligations of Universal arising under a New Supplier Guaranty.

"Person" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have similarly extended meaning.

"Pricing Period" means, with respect to each Transaction, each hour during each calendar day during the Term.

"Proceeding" means any action, suit, proceeding (whether administrative, judicial or otherwise and including any regulatory proceeding), governmental investigation or arbitration.

"S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., or its successor.

"Securities" means:

(a) a document that is (i) issued in bearer, order or registered form, (ii) of a type commonly dealt in upon securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, (iii) one of a class or series or by its terms is divisible into a class or series of documents, and (iv) evidence of a share, participation or other interest in property or in any enterprise or is evidence of an obligation of the issuer and includes an uncertificated security; and

(b) a share, participation or other interest in a Person.

"Security Agreement" means that certain Security Agreement dated as of July 14, 2005, as amended from time to time, between Sempra and Universal.

"Settlement Amount" shall have the meaning set forth in Section 8.3 hereof.

"Settlement Date" means, except as otherwise provided in any Confirmation, in respect of any Calculation Period, the fifth Business Day immediately succeeding the final day of such Calculation Period.

"Silent Second Lien" means a Lien that is second in priority (aside from statutory liens) to the security interest of a First Priority Lien-holder and in respect of which the holder thereof has agreed to, among other things, certain restrictions on the exercise of its rights by entering into an intercreditor agreement with the relevant pledgor and the holder of the First Priority Lien, which agreement shall be substantially similar to the intercreditor agreement attached hereto as Annex 2.

"Subsidiary" means, with respect to any Person, any corporation, partnership, trust, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the members of the board of directors or similar governing body is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

"Taxes" means all taxes and environmental costs, including emission allowances, generation, gross receipts, excise, *ad valorem*, goods and services, harmonized sales, sales, transmission, utility, energy, importation, value added and similar or different taxes and governmental charges, licenses, fees, permits and assessments, or increases therein.

"Terra" means Terra Grain Fuels Inc., a corporation organized under the laws of Canada.

"**Term**" means, with respect to each Transaction, the term specified by Universal in accordance with Section 2.3.

"**Termination Event**" shall have the meaning set forth in Section 8.1 hereof.

"**Transaction**" means each Electricity Swap entered into between Universal and Sempra.

"**Transaction Documents**" means this Agreement, all Confirmations and the Collateral Documents and each other agreement that may be entered into by the parties hereto in connection with any Transaction (in each case, as such agreement may be amended, restated, modified or otherwise supplemented on or after the date hereof).

"**UEGL**" means Universal Energy Group Ltd., a Canada Corporation and the ultimate parent of Universal.

"**UEGL Guarantee**" means the unlimited guarantee to be delivered by UEGL to Sempra on the Closing Date in the form of Exhibit A hereto.

"**UEGL Pledge Agreement**" means the securities pledge agreement to be delivered by UEGL to Sempra on the Closing Date in the form of Exhibit B hereto.

"**UEGL's Counsel**" means Burnet, Duckworth & Palmer LLP.

"**UGE Agreement**" means the Natural Gas Purchase and Sale Agreement between Universal Gas and Electric Corporation and Sempra dated as of February 2, 2007, as amended from time to time.

"**Universal Agreements**" means this Agreement and the Universal Gas Agreement.

"**Universal Gas Agreement**" means that certain Amended and Restated Natural Gas Purchase and Sale Agreement dated as of February 2, 2007, as amended from time to time, between Universal and Sempra.

"**Universal's Counsel**" means Michael Silver.

Section 1.2 References

(a) References in this Agreement to "**this Agreement**", "**hereof**", "**hereto**" or "**hereunder**" and similar expressions mean and refer to this Agreement and not to any particular provision of this Agreement and includes every instrument supplemental or ancillary thereto.

(b) References in this Agreement to Articles or Sections are to Articles or Sections in or to this Agreement, unless otherwise stated.

(c) References to "including" means including, without limitation, and "includes" and other derivatives thereof shall have corresponding meanings.

(d) In computation of periods of time in this Agreement from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding".

(e) References to the Original Swap Agreement in any other agreement entered into prior to the effectiveness of this Agreement, including in any of the Transaction Documents or in any Confirmation evidencing a Transaction, shall, after the Closing Date, be deemed to be a reference to this Agreement.

Section 1.3 Headings and Division

The division of this Agreement into Articles and Sections and the provision of headings in this Agreement are inserted for convenience of reference only and shall not affect the construction or the interpretation of this Agreement.

Section 1.4 Included Words

In this Agreement, words importing the singular shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neuter genders, all as may be applicable by the context.

Section 1.5 Conflict between this Agreement and any Confirmation

In the event of a conflict between the terms and conditions of this Agreement and the terms and conditions of any Transaction, as may be evidenced by a Confirmation, the provisions in the Confirmation shall govern except with respect to matters described in Articles 8 and 9 hereof in respect of which the provisions in this Agreement shall govern.

Section 1.6 References to Agreements or Statutes

Any reference in this Agreement to an agreement shall, unless the context otherwise requires, mean and refer to such agreement as modified, amended, restated or supplemented from time to time, and a reference to any statute is a reference to that statute and any regulations made pursuant thereto as re-enacted, varied, amended, modified, supplemented or replaced from time to time.

Section 1.7 Currency; Unit Conversions

All references to currency in this Agreement, including all Transactions, are deemed to mean currency of Canada. For the purpose of any conversion of gigajoules to MMBTus required herein, 1.053 gigajoules shall equal one MMBtu.

ARTICLE 2
TRANSACTIONS

Section 2.1 Nature of the Agreement

This Agreement establishes standard, binding terms and conditions governing all Transactions between Sempra and Universal, including all Transactions entered into between the Parties prior to date hereof under the Original Swap Agreement and otherwise. Each Transaction shall constitute a part of this Agreement and all Transactions, together with this Agreement and the Transaction Documents (which are hereby incorporated herein in their entirety by reference) shall constitute a single agreement. Each Transaction is entered into in reliance on the fact that this Agreement and all Transactions entered into hereunder constitute a single agreement. Any reference contained herein, or in any other agreement or document that is intended to refer to this Agreement or the Original Swap Agreement, is hereby deemed by the Parties to be a reference to this Agreement as supplemented by any Transactions and the provisions of the Transaction Documents. For the avoidance of doubt, all Transactions entered into under the Original Swap Agreement now constitute a part of this Agreement and are now subject to the terms hereof.

Section 2.2 Exclusivity

Universal hereby agrees that Universal shall enter into Electricity Swaps with Sempra on an exclusive basis and that Universal will not enter into any Electricity Swap (or any other type of similar or equivalent transaction or series of transactions regardless of what it or they may be called) with any other Person during the term of this Agreement.

Section 2.3 Consummation of Transactions

Subject to the other provisions of this Agreement, from time to time during the term of this Agreement, Universal may request that Sempra enter into a Transaction in respect of a Notional Contract Quantity of Electric Energy and with a Term specified by Universal (but no longer than five (5) years). The Fixed Price for each Transaction shall be determined in accordance with Section 2.4 hereof. The Floating Price for each Transaction shall be determined in accordance with the definition of Floating Price and all other relevant provisions set forth herein. A binding Transaction shall be entered into upon agreement of the parties by telephone, facsimile or otherwise. Sempra shall deliver a written Confirmation to Universal in respect of each Transaction; *provided* that the failure to send or agree upon a Confirmation shall not affect a Transaction entered into by the parties hereunder. Unless objected-to within one Business Day after receipt, each Confirmation shall be final and binding on the parties, absent manifest error.

Section 2.4 Fixed Price

(a) For each Transaction that acts as a hedge of Sempra's market price risk with respect to a swap transaction entered into by Sempra with a third

party on terms negotiated by Universal with that third party and acceptable to Sempra (that swap transaction a "**Sleeve Transaction**"), the Fixed Price per MWh shall be equal to the following amounts:

(i) the fixed price actually paid or received by Sempra, per MWh, under such Sleeve Transaction (the "**Base Price**"); plus

(ii) all actual related risk management expenses incurred by Sempra with respect to the Transaction or the related Sleeve Transaction, including brokerage commissions, interest costs for required cash margin or other collateral posted in connection with the Transaction or the related Sleeve Transaction, costs for breaking and/or replacing any hedge, and similar costs and expenses incurred by Sempra divided by the Notional Contract Quantity associated with such Transaction to determine the per MWh amount of such costs, expenses and charges; plus

(iii) [redacted]f the Base Price.

(b) For each Transaction that does not act as a hedge of Sempra's market price risk with respect to a Sleeve Transaction, a price mutually agreed between Universal and Sempra; provided that, when Universal requests that Sempra offer a price quote in respect of such a proposed Transaction, Sempra shall act in good faith to offer a commercially reasonable price based on Sempra's assessment of the then-prevailing market.

Section 2.5 Market Disruption

Upon the occurrence and during the continuation of a Market Disruption Event of a type not described in the definition of "Floating Price," the Floating Price shall be the Administrative Price (as defined in the Market Rules) as published by the IESO. If no such Administrative Price is then published by the IESO for any reason, the Parties shall promptly endeavor to agree on an alternative source for determination of the Floating Price. In the event that the Parties cannot agree on such alternative source within three Business Days, such price shall be determined by taking the average of the price quotations obtained from at least two and no more than four internationally recognized dealers in Electricity Swaps mutually selected by the Parties.

ARTICLE 3
TAXES

Section 3.1 Taxes Generally

All payments under this Transaction shall be made without any deduction or withholding for or on account of any Tax, unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant

governmental revenue authority, then in effect. If a Party is so required to deduct or withhold, then that Party ("X") shall pay to the other Party ("Y"), in addition to the payment to which Y is otherwise entitled under this Transaction, such additional amount as is necessary to ensure that the net amount actually received by Y will equal the full amount Y would have received had no such deduction or withholding been required; provided that no such additional amount shall be required to the extent the deduction or withholding is required as a result of the representation and warranty of Sempra in Section 6.2 being false. Furthermore, X shall forward to Y, as soon as possible, an official receipt (or a certified copy), or other documentation reasonable acceptable to Y evidencing such payment to said authorities. Both Parties shall use reasonable efforts to administer this Agreement in accordance with their intent to minimize Taxes. Universal shall, upon request, provide to Sempra an executed United States Internal Revenue Service Form W-8BEN or other appropriate form (or any successor thereto) with respect to any payments received or to be received by Universal that are not effectively connected or otherwise attributable to Universal's conduct of a trade or business in the United States.

ARTICLE 4
PAYMENT TERMS

Section 4.1 Settlement

Promptly after the end of each Calculation Period, Sempra shall determine the Floating Price for each Pricing Period in such Calculation Period. If the Floating Price is greater than the Fixed Price for a Pricing Period, then the Floating Price Payor shall pay the Fixed Price Payor an amount equal to the product of the Notional Contract Quantity for the Pricing Period multiplied by the amount by which the Floating Price exceeds the Fixed Price. If the Fixed Price is greater than the Floating Price for a Pricing Period, then The Fixed Price Payor shall pay the Floating Price Payor an amount equal to the product of the Notional Contract Quantity for the Pricing Period multiplied by the amount by which the Fixed Price exceeds the Floating Price. If the Floating Price is equal to the Fixed Price for such Pricing Period, then no payment shall be required. Sempra shall aggregate the amounts owed by the Floating Price Payor for all Pricing Periods in a Calculation Period. Sempra shall then aggregate all amounts owed by the Fixed Price Payor for all Pricing Periods in a Calculation Period. If the aggregate amount owed by the Floating Price Payor for a Calculation Period exceeds the aggregate amount owed by the Fixed Price Payor for such Calculation Period, the Floating Price Payor shall pay the Fixed Price Payor the excess amount. If the aggregate amount owed by the Fixed Price Payor for a Calculation Period exceeds the aggregate amount owed by the Floating Price Payor for such Calculation Period, the Fixed Price Payor shall pay the Floating Price Payor the excess amount. If the aggregate amount owed by the Floating Price Payor for a Calculation Period is equal to the aggregate amount owed by the Fixed Price Payor for such Calculation Period, then no payment shall be made for that Calculation Period. All Transactions shall be settled by payment

under this Section 4.1. No Transactions will be settled by any transfers of electricity or by any other transfers of tangible personal property.

Section 4.2 Invoices

Sempra shall deliver an invoice to Universal for each calendar month during which Transactions are made and outstanding. Each such invoice shall itemize the Floating Price for each Pricing Period during the previous calendar month and shall contain a detailed calculation of the aggregate netted amount owed by one Party to the other in respect of such previous calendar month (as determined in accordance with Section 4.1), which calculation shall include all amounts due and payable from one party to the other including interest on any amount that is past due; provided, however, that any failure by Sempra to deliver an invoice to Universal shall not in any way affect Universal's obligation to pay such amounts or the timing of the payment of such amounts. Notwithstanding anything herein to the contrary, if required by the Market Rules made under the authority and for the purposes of the Electricity Act, Sempra shall provide such invoices and other statements to Universal as so required.

Section 4.3 Payment Terms

(a) Subject to Section 4.3(b) and to Section 4.10, Universal shall pay Sempra, or Sempra shall pay Universal, as the case may be, on or before the Settlement Date, the full amount of an invoice delivered by Sempra to Universal by wire transfer payment of immediately available funds in United States dollars, for Transactions designated in United States dollars, and in Canadian dollars for Transactions designated in Canadian dollars, to accounts designated by Sempra. If Universal, in good faith, disputes the amount of any invoice or any part thereof, Universal shall notify Sempra of the reasons for its dispute and provide supporting documentation with respect to the amount disputed. Universal shall, nevertheless, pay the entire amount of the invoice within the time specified in this Section 4.3 for payment. Any disputed amount which is determined to be due to Universal shall be paid to Universal by Sempra within 10 days of the determination. Universal shall have no rights to dispute the accuracy of any invoice or payment after a period of two (2) years from the date on which the first invoice was delivered for a specified Transaction.

(b) Notwithstanding Section 4.3(a), if after application of all amounts received into the Blocked Accounts pursuant to Section 4.10, an amount (the "Total Amount Due") remains payable by Universal to Sempra pursuant to this Agreement, and such amount is less than or equal to $5,000,000, the time for payment by Universal of such amount remaining payable by Universal to Sempra pursuant to this Agreement shall be extended to the earlier of:

(i) 60 days after the Settlement Date; or

(ii) the date on which the Total Amount Due exceeds $5,000,000;

; *provided*, that interest shall accrue on any such amounts remaining payable at the rate described in Section 4.4 and shall be due and payable on each Settlement Date.

Section 4.4 Interest

An entire invoice shall be paid when due. Notwithstanding the foregoing, if either Party fails to remit the full amount payable by it when due, interest on the unpaid portion shall accrue from the date due until the date of payment at a rate equal to the lesser of (i) overnight LIBOR, plus two percent per annum, compounded monthly; or (ii) the maximum applicable lawful interest rate (the "**Interest Rate**"). Interest shall also accrue at the Interest Rate on any amount in respect of which the time for payment is extended pursuant to Section 4.3(b) from the date on which payment was originally due until the date of payment.

Section 4.5 Payments on Termination

Notwithstanding anything contained herein to the contrary, all amounts due hereunder shall become immediately due and payable upon the occurrence of a Termination Event.

Section 4.6 Payment Netting

Payments owing by each Party to the other Party (including under any existing Transaction entered into prior to the date hereof) on any day shall be netted so that only the net amount shall be paid by the Party having the greater payment obligation to the other Party on such day and only the net amount is considered to be due and owing; provided that no payment required to be made pursuant to the terms of any credit support document or agreement shall be subject to netting under this or any other provision of the Agreement. Furthermore, subject to Section 4.3(b), Sempra shall have the right to set off any amount owed by it to Universal under this Agreement or otherwise against any amount owed by Universal to Sempra under this Agreement or otherwise.

Section 4.7 General Provisions Relating to Payment

Any payments due and payable hereunder on a day which is not a Business Day shall be due on the next Business Day. Any amount due hereunder shall be payable immediately unless otherwise specified.

Section 4.8 Other Rights

Each Party reserves to itself all rights, set offs, counterclaims and other defences which it is or may be entitled to at law or as otherwise expressly permitted under the

terms hereof or of any Transaction. These rights shall extend to any amounts due in respect of a Calculation Period under a Transaction which have not been reflected in an invoice.

Section 4.9 Deposits from Lockbox

Each day from and after the Closing Date until such time as a Termination Event occurs, Universal shall direct the Bank to deposit all amounts received in the Lockbox into the applicable Blocked Accounts.

Section 4.10 Withdrawals from Blocked Accounts

During the term of this Agreement, Universal shall not have the right to withdraw funds from the Blocked Accounts. On the Settlement Date for each month, the Bank shall withdraw all funds from the Blocked Accounts and deposit such funds in one or more accounts designated by Sempra from time to time. Sempra shall promptly after receipt of such funds pay the funds as follows:

(a) the funds shall first be paid in satisfaction of any accrued interest due to Sempra pursuant to Section 4.4 or otherwise;

(b) the funds shall second be paid to settle any amounts due to Sempra by Universal, including any amount due pursuant to Section 4.3;

(c) the funds shall third be paid to Sempra in satisfaction of any Outstanding Margin Amount; and

(d) any funds not paid pursuant to paragraphs (a) through (c) shall be paid promptly to Universal.

Universal shall ensure that there are sufficient funds on deposit in the Blocked Accounts to pay to Sempra all amounts when due other than in respect of any Outstanding Margin Amount.

ARTICLE 5
CONDITIONS PRECEDENT

Section 5.1 Sempra's Conditions

Sempra's obligation to commence entering into Transactions with Universal in accordance with the amended and restated terms set forth in this Agreement is subject to the satisfaction of the following conditions (the date of satisfaction of all such conditions being referred to herein as the "**Closing Date**"):

(a) The closing of the initial public offering of UEGL shall have occurred.

(b) Universal shall have delivered to Sempra, or shall have arranged for the relevant other Person named below to have delivered to Sempra, the following, each, unless otherwise noted, dated the Closing Date:

(i) A Resolution of the directors of Universal or other Persons having the power to direct or cause the direction of the management and policies of Universal approving and authorizing the execution, delivery and performance of this Agreement, certified as of the Closing Date by the secretary of Universal as being in full force and effect without modification or amendment;

(ii) Signature and incumbency certificates of any officer of Universal executing this Agreement;

(iii) Fully executed originals of:

(A) the UEGL Guarantee; and

(B) the UEGL Pledge agreement together with any share certificates, share powers and other documents required to be delivered in conjunction therewith;

each of which shall be in full force and effect; and

(C) Such other documents, instruments, certificates and opinions as Sempra may reasonably request.

(c) Universal shall have delivered to Sempra an Officer's Certificate, in form and substance satisfactory to Sempra, to the effect that all of the representations and warranties of Universal set forth in Section **Error! Reference source not found.** shall be true and correct as of the Closing Date as though made as of such date except to the extent that a representation and warranty is expressly made as of an earlier date in which case such representation and warranty shall be made as of such date (in each case determined assuming that there are no materiality or Material Adverse Effect qualifiers), that Universal shall have performed in all material respects all agreements and satisfied all conditions which this Agreement provides shall be performed or satisfied by it on or before the Closing Date and that no event has occurred and is continuing on the Closing Date which would constitute a Termination Event.

(d) Sempra shall have received an originally executed copy of a favourable written opinion of Universal's Counsel, in form and substance reasonably satisfactory to Sempra and its counsel, dated as of the Closing Date, as to the authorization, execution and delivery of this Agreement, the

enforceability of the Transaction Documents, the absence of any conflicts, and such other matters as Sempra may reasonably request (this Agreement constituting a written request by Universal to such counsel to deliver such opinions to Sempra).

(e) Sempra shall have received an originally executed copy of a favourable written opinion of UEGL's Counsel, in form and substance reasonably satisfactory to Sempra and its counsel, dated as of the Closing Date, as to the formation and good standing of UEGL, the authorization, execution and delivery of the UEGL Pledge Agreement and the UEGL Guarantee, the enforceability of the UEGL Pledge Agreement and the UEGL Guarantee, the absence of any conflicts, and such other matters as Sempra may reasonably request (this Agreement constituting a written request by Universal to UEGL's counsel to deliver such opinions to Sempra).

(f) Universal shall have obtained all authorizations of Governmental Authorities and all consents, in each case that are necessary or advisable in connection with this Transaction. Each such authorization or consent shall be in full force and effect.

(g) Sempra shall have received evidence satisfactory to it that Universal shall have taken or caused to be taken all such actions, executed and delivered or caused to be executed and delivered all such agreements, documents and instruments, and made or caused to be made all such filings and recordings (other than the filing or recording of items described in clause (ii) below) that may be necessary or, in the opinion of Sempra, desirable in order to create in favour of Sempra a valid and (upon such filing and recording) perfected First Priority security interest in the entire Collateral. Such actions shall include the delivery to Sempra of the following:

    (i) evidence satisfactory to Sempra in its sole discretion that that are no Liens in the Collateral, other than (A) Permitted Liens and (B) any other Liens that Sempra shall have expressly consented to in writing in the exercise of its sole discretion; and

    (ii) personal property registry financing statements and, where appropriate, fixture filings, duly registered by Universal with respect to all of the Collateral, with the Ontario Personal Property Registry, Alberta Personal Property Registry and British Columbia Personal Property Registry and any other jurisdictions in which it would be necessary or, in Sempra's opinion, desirable to file a financing statement or fixture filing to perfect Sempra's security interest in the Collateral.

(h) Sempra shall have received the quarterly budgets of Universal for each of the quarters of 2007, and each such budget shall be in form and substance satisfactory to Sempra in the exercise of its reasonable discretion as a creditor of Universal supplying services subject to the payment and other terms set forth in this Agreement.

(i) Sempra shall have received evidence satisfactory to it that no event shall have occurred on or before the Closing Date that would constitute a Termination Event hereunder, under the Universal Swap Agreement or under the UGE Agreement if such event had occurred on or after the Closing Date.

(j) Sempra shall have been granted the right to appoint one director to the board of directors of UEGL during the term of this agreement, such right to be granted by way of a provision in the articles of UEGL through the issuance to Sempra of a special voting share or otherwise in a manner acceptable to Sempra in its sole discretion.

Section 5.2 Waiver

The benefit of the conditions precedent set forth in Section 5.1 are for the sole and exclusive benefit of Sempra and may, in whole or in part, be unilaterally waived by Sempra at any time up to the Closing Date by written notice to Universal.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

Section 6.1 Universal's Representations and Warranties

Universal represents and warrants as of the date hereof, except to the extent that a representation and warranty expressly relates to a specified date in which case such representation and warranty shall be true and correct as of such date, as follows and acknowledges that Sempra is relying on such representations and warranties:

(a) Universal is duly organized, validly existing under the laws of the Province of Ontario. Universal has the full power and authority to own and operate its properties, to carry on its business as now conducted and proposed to be conducted and to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder. Universal has delivered to Sempra true and complete copies of its Organizational Documents as amended and in effect. Universal is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations.

(b) Universal does not own, directly or indirectly, any Equity Interest in any Person other than UGE.

(c) The execution, delivery and performance of the Transaction Documents by Universal have been and remain duly authorized by all necessary corporate action and do not and will not (i) contravene or violate any provision of its Organizational Documents or, to the best of the knowledge or belief of its senior officers, any law or regulation or any order, judgment or decree of any court or Governmental Entity binding on Universal, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of Universal, (iii) result in, or require the creation or imposition of, any Lien upon any of the properties or assets of Universal (other than Liens created under the Transaction Documents in favour of Sempra), or (iv) require any approval of shareholders or any approval or consent of any Person under any Contractual Obligation of Universal, except for such approvals or consents which will be obtained on or before the Closing Date and have been disclosed in writing to Sempra.

(d) Except to the extent such failure could not reasonably be expected to result in a Material Adverse Effect, and to the best of the knowledge or belief of its senior officers, after reasonable inquiry, all governmental or regulatory consents, authorizations, approvals, registrations and declarations required for the due execution, delivery and performance of this Agreement and the other Transaction Documents by Universal have been obtained from or, as the case may be, filed with the relevant Governmental Authorities having jurisdiction over Universal and remain in full force and effect, and all conditions thereof have been duly complied with and no other action by, and no notice to or filing with, any Governmental Entity having jurisdiction is required for such execution, delivery or performance of this Agreement or the other Transaction Documents by Universal.

(e) This Agreement and the other Transaction Documents constitute the legal, valid and binding obligations of Universal, enforceable against Universal in accordance with their terms, except as enforcement hereof or thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally or by general equity principles.

(f) Universal has (i) good and sufficient legal title to (in the case of fee interests in real property), (ii) valid leasehold interests in (in the case of leasehold interests in realty or personal property), or (iii) good title to (in the case of all other personal property), all of its properties and assets, in

each case except for assets disposed of since the date of such financial statements in the ordinary course of business. As of the Closing Date, except for (x) the security interests created by the Security Agreement and (y) Permitted Liens, Universal owns the Collateral free and clear of any Lien. Except as expressly permitted by this Agreement and such as may have been filed in favour of Sempra relating to this Agreement, no effective financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any filing or recording office.

(g) There are no Proceedings at law or in equity, or before or by any court or other Governmental Entity that are pending or, to the knowledge of Universal, threatened against or affecting Universal, UGE or UEGL or any property of Universal, UGE or UEGL and that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of Universal, UGE or UEGL is (i) in violation of any applicable laws that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, or (ii) subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or other Governmental Entity that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(h) All tax returns and reports of Universal required to be filed by it have been timely filed, and all Taxes shown on such tax returns to be due and payable and all assessments, fees and other governmental charges upon Universal and upon its properties, assets, income, businesses and franchises that are due and payable have been paid when due and payable. Universal knows of no proposed tax assessment against it that is not being actively contested by it in good faith and by appropriate proceedings; provided that such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor. Universal does not have any obligations with respect to Taxes past due and it has not entered into any other agreement with respect to past due Taxes.

(i) None of Universal, UGE or UEGL has any (and following the Closing Date will not have any) Contingent Obligation, contingent liability or liability for Taxes, long-term lease or unusual forward or long-term commitment. To Universal's knowledge, no event has occurred that has resulted in or evidences, either in any case or in the aggregate, a Material Adverse Effect with respect to UGE, Universal or UEGL.

(j) As of the Closing Date, (i) Universal has no Indebtedness other than Indebtedness to Sempra incurred by Universal pursuant to the

Assignment Agreement; and (ii) Universal has no liability or obligation with respect to any commodity supplier other than Sempra.

(k) Universal has not incurred any liability or obligation for any broker's or finder's fee or commission in connection with this Agreement or the Transaction Documents and the transactions contemplated hereby and thereby. Universal hereby indemnifies Sempra against, and agrees that Universal will hold Sempra harmless from, any claim, demand or liability for any such broker's or finder's fees and any expenses (including reasonable fees, expenses and disbursements of counsel) arising in connection with any such claim, demand or liability to the extent that its actions cause the representation made in the immediately preceding sentence to be untrue.

(l) Universal is an "eligible contract participant" as such term is defined in Section 1a(12) of the Commodity Exchange Act, as amended by the Commodity Futures Modernization Act of 2000 (the "CEA") and an "eligible commercial entity" as defined in Section 1a(11) of the CEA.

(m) Universal will only enter into Transactions in conjunction with its line of business (including financial intermediation services) or the financing of its business.

(n) Universal will only enter into Transactions as principal and not as agent, fiduciary or any other capacity and acknowledges that Sempra (a) is not acting as a fiduciary or financial, investment or commodity trading advisor for it, and (b) has not given to it (directly or indirectly through any other person) any assurance, guaranty or representation whatsoever as to the merits (either legal, regulatory, tax, financial, accounting or otherwise) of any Transaction or the expected performance or result of any Transaction.

(o) Universal has consulted with its own legal, regulatory, tax, financial and investment advisors to the extent it deems necessary, has made its own investment, hedging and trading decisions (including decisions regarding suitability of this Transaction) based upon its own judgment and upon any advice from such advisors and not upon any advice or view expressed by Sempra.

(p) Universal understands the terms, conditions and risks (economic and otherwise) of the Transaction contemplated by this Agreement and is capable of assuming and will assume (financially and otherwise) those risks.

(q) Universal is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of Canada or the United States of America to make any deduction or withholding for or on account of any tax from any payment (other than in respect of interest) to be made by it to the other Party under this Agreement.

(r) Universal is fully eligible for the benefits of the "**Business Profits**" or "**Industrial and Commercial Profits**" provision, as the case may be, the "**Interest**" provision or the "**Other Income**" provision (if any) of the *Canada-United States of America Tax Convention (1980)*, as amended, with respect to any payment described in such provisions and received or to be received by it in connection with this Agreement and no such payment is attributable to a trade or business carried on by it through a permanent establishment in the United States of America and each payment received or to be received by it in connection with this Agreement will be effectively connected with its conduct of a trade or business in Canada.

(s) Universal is not a non-resident of Canada for purposes of *Income Tax Act* (Canada), as amended.

Section 6.2 Sempra's Representation and Warranty

Sempra represents and warrants that Sempra is fully eligible for the benefits of the "**Business Profits**" or "**Industrial and Commercial Profits**" provision, as the case may be, the "**Interest**" provision or the "**Other Income**" provision (if any) of the *Canada-United States of America Tax Convention (1980)*, as amended, with respect to any payment described in such provisions and received or to be received by it in connection with this Agreement and no such payment is attributable to a trade or business carried on by it through a permanent establishment in Canada and each payment received or to be received by it in connection with this Agreement will be effectively connected with its conduct of a trade or business in the United States of America.

ARTICLE 7
COVENANTS

Section 7.1 Affirmative Covenants of Universal

In addition to the other covenants contained in this Agreement, Universal shall:

(a) pay all Taxes imposed upon Universal or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty accrues thereon, and all claims (including claims for labour, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided that no such Tax or claim need be paid if it is

being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (i) such reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor and (ii) in the case of a Tax or claim which has or may become a Lien against any of the Collateral, such proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such Tax or claim;

(b) at all times maintain a system of accounting established and administered in accordance with sound business practices to permit preparation of financial statements in conformity with GAAP;

(c) maintain up-to-date and accurate business records concerning its customers and its accounts receivable and maintain adequate back-up records and disaster recovery facilities;

(d) maintain with financially sound and reputable insurers adequate public liability insurance, third party property damages insurance, business interruption insurance and casualty insurance with respect to liabilities, losses or damage in respect of its assets, properties and business, as may be customarily carried or maintained under similar circumstances by a corporation of established reputation engaged in similar businesses, in each case in such amounts, with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for corporations similarly situated within the industry. Each such policy shall (a) name Sempra as an additional insured thereunder as its interests may appear and (b) in the case of each business interruption and casualty insurance policy, contain a loss payable clause or endorsement, satisfactory in form and substance to Sempra, that names Sempra as the loss payee thereunder for any covered loss and provides for at least 30 days prior written notice to Sempra of any modification or cancellation of such policy;

(e) except for any aggregate outstanding long financial or physical position in Electric Energy maintained by Universal comprised of Transactions with terms of up to five successive years maintained in respect of marketing programs that, when aggregated with any such outstanding long positions in Electric Energy similarly maintained by any UGE and any other Affiliate of Universal, shall not exceed [redacted] MWhs/year, maintain a matched trading book such that at all times for any Notional Contract Quantity that is the subject of a Transaction in respect of which Universal is paying a Fixed Price, there is a sale by Universal to customers of an equal quantity of Electric Energy at a price higher than the relevant Fixed Price, and with an equivalence between the projected quantity of

Electric Energy to be delivered under such customer contracts and the Notional Contract Quantity that is the subject of such Transaction;

(f) permit any authorized representatives designated by Sempra to visit and inspect any of Universal's properties, to inspect, copy and take extracts from its financial and accounting records, to inspect and audit its accounts receivable, and to discuss its affairs, finances and accounts with its officers and independent public accountants (provided that Universal may, if it so chooses, be present at or participate in any such discussion), all upon reasonable notice and at such reasonable times during normal business hours and as often as may reasonably be requested by Sempra. Without limiting the foregoing, Sempra shall have the authority to conduct from time to time and in a reasonable manner an audit of the books and records of Universal for the purpose of determining whether Universal has appropriately instructed all LDCs and other payors to make payments to the Blocked Account or the Lockbox, as appropriate, and whether the customers are in fact paying any of their payment obligations to Universal;

(g) deliver to Sempra:

   (i) promptly upon any officer of Universal obtaining knowledge (A) of any condition or event that constitutes a Termination Event hereunder, under the UGE Agreement or under the Universal Agreements, (B) that any Person has given any notice to Universal or UGE or taken any other action with respect to a claimed default or event or condition that would constitute a Termination Event hereunder, under the UGE Agreement or under the Universal Gas Agreement, (C) of any material condition or event affecting Universal, UGE or UEGL or its business, other than conditions or events of a general economic nature, written notice of such condition, event or change;

   (ii) as soon as available and in any event within 45 days after the end of each month and 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, (A) the consolidated and consolidating balance sheet of UEGL and Affiliates as at the end of each such fiscal period, (B) the related statements of income and shareholders' equity and (C) the cumulative cash flows of UEGL and Affiliates for the related fiscal period from the beginning of the then current Fiscal Year to the end of such fiscal period, setting forth in each case, in comparative form, the corresponding figures for the corresponding fiscal periods of the previous Fiscal Year, all in reasonable detail and certified by the chief financial officer of

UEGL or Universal that they fairly present, in all material respects, the financial condition of UEGL and Affiliates as at the dates indicated and the results of its operations and its cash flows for the fiscal periods indicated, subject to changes resulting from audit and normal year-end adjustments, and (D) a narrative report describing the operations of UEGL and Affiliates in form reasonably satisfactory to Sempra for each such fiscal period and for the fiscal period from the beginning of the then current Fiscal Year to the end of such fiscal period;

(iii) as soon as available and in any event within 90 days after the end of each Fiscal Year commencing with the Fiscal Year ending [December 31, 2007], (A) the consolidated and consolidating balance sheet of UEGL and Affiliates as at the end of such Fiscal Year and the related statements of income, shareholders' equity and cash flows of UEGL and Affiliates for such Fiscal Year, setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year, all in reasonable detail and certified by the chief financial officer of Universal or UEGL, that they fairly present, in all material respects, the financial condition of UEGL and Affiliates, as at the dates indicated and the results of its operations and its cash flows for the periods indicated, (B) a narrative report describing the operations of UEGL and Affiliates in form reasonably satisfactory to Sempra, and (C) in the case of such financial statements, Sempra shall have the right to request an audited financial report thereon performed by independent chartered accountants of recognized national standing selected by Universal or UEGL, which report shall be unqualified, shall express no doubts about the ability of UEGL and all of its Affiliates to continue as a going concern, and shall state that such financial statements fairly present, in all material respects, the financial position of UEGL and Affiliates as at the dates indicated and the results of its operations and its cash flows for the periods indicated in conformity with GAAP applied on a basis consistent with prior years (except as otherwise disclosed in such financial statements) and that the examination by such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards;

(iv) as soon as available, and in any event within 10 days prior to the beginning of each Fiscal Year, a budget for such Fiscal Year, including projected consolidated statements of cash flows and projected statements of income and expenses on a monthly basis;

(v) as soon as available and in any event within two Business Days before the beginning of each quarter, an operating budget for that quarter, containing projected statements of income and expenditures by line item in substantially the form of budget(s) delivered on the Closing Date. Such budget (as may be delivered from time to time in accordance with the provisions of this clause, the "**Budget**") shall (A) be prepared in good faith and based upon reasonable assumptions, (B) be prepared on a basis consistent with the operating budget delivered for such calendar year pursuant to Section 7.1(g)(iv) and the budget delivered pursuant to this Section 7.1(g)(v) in respect of the preceding quarter, and reconcile any material differences from such budgets, (C) provide for the timely payment of all obligations to Sempra under the this Agreement, (D) not project any expenditures greater than projected cash flows including duly-approved cash calls from shareholder(s), (E) provide for the timely payment of all Taxes, including all federal, provincial and local withholding taxes, all sales and use taxes and all gross receipts taxes and (F) be satisfactory to Sempra in its reasonable discretion as a creditor of Universal supplying services pursuant to this Agreement and as otherwise agreed between the Parties on the payment and other terms set forth in this Agreement;

(vi) promptly after request by Sempra, an accounts receivable aging report and an estimate of Taxes due in respect of accounts receivable for the previous calendar month then ended, certified by an officer of Universal as true and correct;

(vii) as soon as available and in any event within 35 days following the end of each calendar month, a churn report in form and substance reasonably satisfactory to Sempra, certified by an officer of Universal as true and correct, listing, by LDC, the amount and location of all new customers of Universal and the amount of all Persons who have ceased being customers of Universal during the previous calendar month then ended;

(viii) as soon as available and in any event within 35 days following the end of each Fiscal Year, a churn report in form and substance reasonably satisfactory to Sempra, certified by an officer of Universal as true and correct, listing, by LDC, the names and locations of customers of Universal as of the end of such Fiscal Year;

(ix) promptly upon a request made by Sempra, a report, certified by an officer of Universal as true and correct, stating all accruals of then-

unbilled accounts receivable from the LDCs in respect of Electric Energy delivered and the estimated amounts of any imbalances at the end of that calendar month with all relevant LDCs (each such estimate to be made in good faith and based on reasonable assumptions);

(x) on each Business Day in respect of the previous calendar day, the accounts receivable roll forward report in a form and in substance reasonably satisfactory to Sempra stating by LDC the current aging of accounts receivable, current sales, collections, adjustments and ending balances of accounts receivable;

(xi) within five Business Days following the end of each calendar month, and in a form acceptable to Sempra, an information matrix of each LDC to which Universal is marketing as at the end of that calendar month including: the number of customers per LDC, the total monthly usage by LDC, the percentage of monthly total usage by LDC, the pricing structure and percentage pricing structure within each LDC, the margin per unit by pricing structure per LDC, and the monthly average sales by LDC;

(xii) promptly after the request by Sempra, a compliance certificate in a form approved by Sempra, acting reasonably; and

(xiii) any other information reasonably requested by Sempra;

(h) direct each customer and each other obligor, including master payors on credit card receipts, UGE and the LDCs, to remit all payments owed by such customer or payor as and when due to the Blocked Accounts, if such payment is by wire transfer, or to the Lockbox, if such payment is by cheque, and require that, except for any rights of set off the LDCs may have against Universal, all payments made by any such Person are made without regard to any set off rights such Person may have under any other agreements with Universal;

(i) hold any cheques or amounts otherwise received directly by Universal from any customer or other Person in trust for Sempra and promptly place or deposit such cheques or amounts otherwise received into the Lockbox or directly to the Blocked Account;

(j) promptly give notice to Sempra upon any officer of Universal becoming aware of (a) the institution of, or non frivolous threat of, any Proceeding against or affecting Universal or any property of Universal not previously disclosed in writing by Universal or (b) any material development in any

Proceeding that, in any case if adversely determined, has a reasonable possibility of giving rise to a Material Adverse Effect;

(k) comply with the requirements of all applicable laws, rules and regulations and orders of any Governmental Entity, non compliance with which could reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect;

(l) promptly take any such actions as Sempra may reasonably request to insure that, at all times, Sempra is satisfied with Universal's accounts receivable and its arrangements with its customers and the LDCs delivering Electric Energy to such customers, including, the payment directions made to such customers and LDCs;

(m) within 5 Business Days following the end of each calendar month (or more frequently if requested by Sempra), provide Sempra with a report for that calendar month, in form and substance reasonably satisfactory to Sempra, setting forth (A) the name of each LDC that has delivered Electric Energy to an Electric Energy customer of Universal since the date of the last report provided to Sempra under this Section 7.1(m) that was not included in such last report, and (B) a list of all customers (in a digital or other format) that are invoiced or billed directly by Universal (and not through a LDC) ;

(n) deliver to Sempra such Tax forms, documents, certificates, reports or returns necessary to permit Sempra to both receive all payments made by Universal in respect of any Transactions, and confirm that all payments made by Universal to Sempra in respect of any Transactions shall be received free of any withholding Tax or deduction or any stamp, registration or similar Tax; and

(o) without limitation, comply with the terms hereof, including the margin provisions set forth in Section 7.3.

Section 7.2 **Negative Covenants of Universal**

Universal shall not:

(a) directly or indirectly purchase Electric Energy from any third party other than through the IESO-administered market and the amount of Electric Energy purchased by Universal from the IESO-administered market shall equal the amount of Electric Energy required to be supplied by Universal to its customers;

(b) directly or indirectly enter into any swap, option or other financially or physically settled derivative transaction with any third party except with the prior written consent of Sempra;

(c) directly or indirectly, create, incur, assume, or guaranty, or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness or directly or indirectly, create or become liable with respect to any Contingent Obligation except to the extent expressly permitted by Sempra in writing; *provided*, that, notwithstanding anything herein to the contrary, after [redacted] Universal may issue to one third-party that will act as both gas supplier and Electricity Swap counterpart to a New Supply Affiliate (as defined below), a guaranty (a "**New Supplier Guaranty**") of any Indebtedness which arises under a gas supply and Electricity Swap arrangement with such third-party where (i) such third-party has committed under such gas supply and Electricity Swap arrangement to supply gas and enter into Electricity Swaps in respect of the full customer load requirements of such New Supply Affiliate for a period of time that extends beyond the date on which Universal shall be required to have satisfied all of Universal's payment and other obligations to Sempra hereunder, (ii) such New Supply Affiliate has simultaneously issued a guaranty, satisfactory to Sempra, to Sempra of the Secured Obligations (as such term is defined in the Security Agreement) of Universal to Sempra and (iii) such New Supply Affiliate has created in favour of Sempra, pursuant to such documentation as shall be satisfactory to Sempra, a Silent Second Lien over all of its property and undertaking, then-owned or thereafter acquired and any proceeds thereof, and any property or undertaking in which it then has or thereafter acquires an interest and any proceeds thereof. Notwithstanding the previous sentence, in the event that Sempra, upon a request made by Universal, notifies Universal in writing that it is reasonably satisfied that Universal has obtained, or will obtain, from one or more third-parties, a Non-Leveraged Commitment (as defined below) to supply gas in respect of the full customer gas load requirements of a New Supply Affiliate for a period of time that extends beyond the date on which Universal shall be required to have satisfied all of Universal's payment and other obligations to Sempra hereunder, Universal shall be permitted to issue a New Supplier Guaranty to one third-party that will act only as Electricity Swap counterpart to such New Supply Affiliate so long as the other requirements set forth in the previous sentence are met. A "**New Supply Affiliate**" is an Affiliate of Universal that is not a Subsidiary of Universal or UGE, that is formed to actively market gas and/or electric energy to end-use customers, and that actively engages in such marketing, and with which Sempra has no commodity supply or other obligations. A "**Non-**

Leveraged Commitment" is a commitment from one or more third-party gas suppliers to supply gas to a New Supply Affiliate without the need for Universal to guaranty or otherwise become or remain liable with respect to, or grant any Lien over its property as collateral security for, or otherwise credit support, the obligations and Indebtedness of such New Supply Affiliate.

(d) except with the prior written consent of Sempra, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of Universal, whether now owned or hereafter acquired, or any income or profits therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any Lien with respect to any such property, asset, income or profits under any recording or notice statute, except for (i) Permitted Liens and (ii) security deposits with LDCs in accordance with industry practice and guidelines;

(e) except with the prior written consent of Sempra, enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired, except with respect to specific property encumbered to secure payment of particular Indebtedness permitted hereby or to be sold pursuant to an executed agreement with respect to an Asset Sale permitted hereby;

(f) except to the extent expressly permitted by Sempra in writing, directly or indirectly, make or own any Investment in any Person, including any joint venture, or acquire, by purchase or otherwise, all or substantially all the business, property or fixed assets of, or capital stock or other ownership interest of any Person, or any division or line of business of any Person, or acquire any Subsidiary, unless immediately prior to making any such Investment, (i) the Held Margin Amount is equal to the Current Margin Amount as calculated by Sempra on the most recent Margin Determination Day, (ii) the Held Margin Amount in respect of the UGE Agreement is equal to the Current Margin Amount under the UGE Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the UGE Agreement, and (iii) the Held Margin Amount in respect of the Universal Gas Agreement is equal to the Current Margin Amount under the Universal Gas Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the Universal Gas Agreement; *provided*, that Universal may, at any time, make and own Investments in Cash Equivalents;

(g) alter its corporate, capital or legal structure (other than to establish a Subsidiary in connection with an Investment), or enter into any transaction of merger or consolidation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease or sub-lease (as lessor or sublessor), transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, property or assets (including its notes or receivables), whether now owned or hereafter acquired, without the prior written consent of Sempra;

(h) directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder of 5% or more of any class of equity Securities of Universal or with any Affiliate of Universal or of any such holder, on terms that are less favourable to Universal than those that might be obtained at the time from Persons who are not such a holder or Affiliate; provided that, the foregoing restriction shall not apply to reasonable and customary fees paid to members of UEGL's or Universal's board of directors or salaries paid to the shareholders of Universal who are employees of Universal if such salaries are consistent with the salaries paid on a historical basis to such shareholders and salaries paid at that time to the employees of Universal who are not shareholders of Universal;

(i) except as otherwise expressly permitted by Sempra in writing, (i) during the first two years after the IPO Date, declare or pay any dividends (other than in stock) or return any capital to its shareholders or authorize or make any other distribution, payment, or delivery of property or cash to its shareholders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for a consideration, any shares of any class of its capital stock, now or hereafter outstanding (or any warrants or options or stock appreciation rights in respect of any such shares), or set aside any funds for any of the foregoing purposes, or purchase or otherwise acquire for consideration any shares of any class of capital stock of Universal now or hereafter outstanding (or any options or warrants or stock appreciation rights issued with respect thereto) (any of the foregoing actions, a "**Dividend Event**") and (ii) after the second annual anniversary of the IPO Date, cause any Dividend Event to occur that would require a payment, set-aside or distribution by Universal of an amount of cash, interests or property with a current market value that exceeds 75% of the Free Cash earned by Universal during such Contract Year; *provided*, that, notwithstanding anything herein to the contrary, Universal shall not cause any Dividend Event to occur (1) unless immediately prior to such Investment Dividend Event (a) the Held Margin Amount is equal to the Current Margin Amount as calculated by Sempra on the most recent

Margin Determination Day, (b) the Held Margin Amount in respect of the UGE Agreement is equal to the Current Margin Amount under the UGE Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the UGE Agreement and (c) the Held Margin Amount in respect of the Universal Gas Agreement is equal to the Current Margin Amount under the Universal Gas Agreement as calculated by Sempra on the most recent Margin Determination Day in accordance with the Universal Gas Agreement or (2) if a "Termination Event" has occurred and is continuing hereunder or under the UGE Agreement or the Universal Gas Agreement;

(j) directly or indirectly enter into any physically-settled Electric Energy sale transaction with any third parties involving a Fixed Price other than where, prior to or contemporaneously with entering into any such transaction, Universal shall enter into a transaction with Sempra that fully hedges the price risk associated with such Fixed Price transaction such that such transaction with the third party will be profitable to Universal; provided that Sempra's decision to enter into any such hedging transaction with Universal shall be made by Sempra in Sempra's sole discretion;

(k) directly or indirectly enter into any Electric Energy sale transaction with any Person (other than those Persons to which Sempra may agree in writing) that results in Universal fixing the price of such Person's Electric Energy purchases in respect of more than (i) [redacted]/ hour for any day or (ii) [redacted] in value for any 30-day period; provided, that Universal may not sell both gas and electric energy to a single user of more than [redacted] gigajoules/day and [redacted] MW/hour, except as approved in advance by Sempra's credit department;

(l) directly or indirectly enter into any Electric Energy sales transactions with any Person that consumes more than the maximum daily volume guaranteed by a LDC without the prior written approval of Sempra after a formal credit review by Sempra;

(m) except to the extent expressly permitted by Sempra in writing after a formal credit review by Sempra, directly or indirectly enter into or remain a party to any transaction in respect of Electric Energy with a third party other than a LDC where such third party's purchase price of such Electric Energy is not fully guaranteed by a LDC;

(n) market or enter into financially- or physically-settled transactions in respect of gas or Electric Energy in any jurisdiction without the prior written consent of Sempra other than (i) gas and Electric Energy in the

Province of Ontario, Canada, (ii) gas in the Province of British Columbia, Canada and (iii) gas and Electric Energy in the Province of Alberta, Canada; *provided*, that, prior to Universal marketing or entering into financially- or physically-settled transactions in respect of gas and/or Electric Energy in any of Alberta, British Columbia or any other jurisdiction in which Universal is not currently engaged in marketing activity (each, a "**New Jurisdiction**"), (i) the Board of Directors of UEGL shall first authorize the commencement of such activities in such New Jurisdiction and (ii) Universal shall obtain Sempra's written confirmation (that Sempra may reasonably withhold) that Sempra is satisfied that the regulatory environment in such New Jurisdiction relating to the retail sale of gas and/or Electic Energy, as the case may be, is not, in Sempra's reasonable opinion, materially different than in the jurisdictions in which Universal then-currently does business; *and provided, further*, that Sempra may require that all Transactions entered into between Sempra and Universal to meet Universal's quantity requirements in any New Jurisdiction be hedges of Sleeve Transactions.

(o) enter into financially- or physically-settled transactions in respect of gas or electric energy for a fixed price with a term of greater than five years;

(p) enter into financially- or physically-settled transactions in respect of gas or electric energy as purchaser for a fixed price of greater than [redacted]gigajoule or [redacted]MWh;

(q) enter into new customer contracts in any Contract Year if the <u>sum</u> of (i) the number of Customer-Equivalents associated with all new customer contracts entered into by Universal during such Contract Year and (ii) the number of Customer-Equivalents associated with all new customer contracts entered into by UGE during such Contract Year, would exceed [redacted] Customer-Equivalents during such Contract Year;

(r) take any action in furtherance of the type of actions described in clauses (ii) through (viii) (inclusive) of Section 8.1(e) with respect to itself or its assets, without first obtaining the prior written consent of Sempra;

(s) enter into any transaction in respect of Electric Energy with a customer if, after giving effect to the Transaction that would be required hereunder in order to hedge the price risk associated with such transaction, the amount determined in accordance with the following formula (the "**Notional Exposure Amount**") would equal or exceed CDN [redacted] :

(1) <u>First</u>, for each Electricity Swap entered into by Universal, UGE and any other Affiliate of Universal with Sempra, including pursuant to this

Agreement (including the subject Electricity Swap proposed to be entered into by Universal), determine of the product of:

(i) the remaining notional contract quantity in respect of such Electricity Swap (in MWh); multiplied by

(ii) the fixed price payable by Universal or such Affiliate (as the case may be) with respect to that Electricity Swap (in CDN$/MWh);

(2) Second, determine the sum of the amounts calculated in accordance with (1) above for all Electricity Swaps (such sum, the "**Swap Exposure**");

(3) Third, for each gas transaction entered into by Universal, UGE and any other Affiliate of Universal with Sempra, including pursuant to the UGE Agreement and the Universal Gas Agreement, determine the product of:

(i) the remaining contract quantity of gas to be delivered in respect of such gas transaction (in GJ); multiplied by

(ii) the contract price payable by Universal or such Affiliate (as the case may be) with respect to that gas transaction (in CDN$/GJ);

(4) Fourth, determine the sum of the amounts calculated for all gas transactions in accordance with (3) above (such sum, the "**Gas Exposure**"); and

(5) Fifth, determine the Notional Exposure Amount by calculating the sum of the Swap Exposure plus the Gas Exposure; or

(t) enter into any Transaction hereunder or otherwise other than to hedge Universal's fixed price risk associated with its aggregate Customer Electric Energy load requirements.

Section 7.3 **Universal Margin Requirements**

(a) Commencing on the second annual anniversary of the IPO Date, and on the first Business Day of each calendar month occurring thereafter (each such day, a "**Margin Determination Day**"), Universal will deliver to any bank account that Sempra designates from time to time, by wire transfer of immediately available funds, an amount in cash equal to any Required Margin Amount (as defined below) hereunder. For the avoidance of doubt, Universal may also have an additional Required Margin Amount due in respect of the Universal Gas Agreement and the UGE Agreement.

(b) As used herein, "**Required Margin Amount**" shall be any amount by which the Current Margin Requirement (as defined below) exceeds the aggregate amount of cash margin previously delivered by Universal to Sempra that Sempra has not returned to Universal (the "**Held Margin Amount**"), as calculated by Sempra. Universal's "**Current Margin Requirement**" shall be calculated by Sempra by determining the solution to the following formula:

Current Margin Requirement = [redacted]

Where:

A= The aggregate remaining Notional Contract Quantity (in MWhs) in respect of all Transactions hereunder with respect to which the Fixed Price is less than $65.00;

B= The aggregate remaining Notional Contract Quantity (in MWhs) in respect of all Transactions hereunder with respect to which the Fixed Price is between $65.00 and $80.00 (inclusive); and

C= The aggregate remaining Notional Contract Quantity (in MWhs) in respect of all Transactions hereunder with respect to which the Fixed Price is in excess of $80.00;

provided, that, if at any time of the determination thereof, the sum (such sum being the "**Aggregate Current Margin Requirement**") of (i) the Current Margin Requirement of Universal hereunder, (ii) the "Current Margin Requirement" of Universal determined under the Universal Gas Agreement, (iii) the "Current Margin Requirement" of UGE determined under the UGE Agreement, shall be less than [redacted] any such shortfall, the "**Aggregate Margin Shortfall**"), the Current Margin Requirement of each of Universal and UGE shall be increased by an amount equal to such party's Pro Rata Portion (as defined below) of such Aggregate Margin Shortfall. A party's "**Pro Rata Portion**" of an Aggregate Margin Shortfall shall be determined by multiplying the current Aggregate Margin Shortfall by a fraction, the numerator of which is such party's Current Margin Requirement prior to the addition of its Pro Rata Portion and the denominator of which is the Aggregate Current Margin Requirement prior to the addition of any party's Pro Rata Portion.

(c) If on any Margin Determination Day, the Held Margin Amount exceeds Universal's Current Margin Requirement, Sempra shall, on such day, return any such excess amount in cash to the Blocked Account for application in accordance with Section 6.9.

(d) Sempra shall hold all cash delivered by Universal in respect of Universal's Current Margin Requirement as margin Collateral in accordance with the terms of the Security Agreement. In accordance with the Security Agreement, Universal grants to Sempra a lien and security interest in all such margin Collateral, and all such margin shall constitute Collateral to secure the "Secured Obligations" (as such term is defined in the Security Agreement) of Universal to Sempra. Sempra shall have the free and unrestricted right to use and dispose of the margin Collateral and such other rights and remedies with respect to the margin Collateral as are set forth in the Security Agreement

(e) All margin Collateral held by Sempra shall bear interest calculated on a daily basis at overnight LIBOR as from time to time in effect, with the amount of any interest accrued and unpaid payable on the Settlement Date in each month into the Blocked Account for application in accordance with Section 4.10.

(f) In the event that Universal fails to provide to Sempra all or any portion of a Required Margin Amount when due, such shortfall shall constitute an "**Outstanding Margin Amount**" and Sempra shall be entitled to apply amounts deposited in the Blocked Account to reduce such Outstanding Margin Amount in accordance with Section 4.10.

ARTICLE 8
TERMINATION AND LIQUIDATION

Section 8.1 Termination Events

For purposes of the Transaction Documents, on or after the Closing Date, a "**Termination Event**" shall mean the occurrence of any of the following conditions or events with respect to a Party (in which case such Party shall be the "**Defaulting Party**" and the other Party shall be the "**Non-Defaulting Party**"):

(a) any failure by it to pay any amounts due hereunder on or before the dates specified for payment hereunder if not remedied within five Business Days after receiving notice of that default from the Non-Defaulting Party;

(b) any representation, warranty, certification or other statement made by it in any Transaction Document shall prove to be untrue in any material respect on the date as of which such statement is made or deemed made;

(c) with respect to Universal only, Universal shall default in the due performance or observance by it of any covenant contained in Section 7.2 of this Agreement;

(d) default in the due performance or observance by it of any other term, covenant or agreement contained in the Transaction Documents other than a default provided for in any other clause of this Section 8.1 and Section 8.4 and such default shall not have been remedied or waived within five Business Days or receipt of notice of such default from the Non-Defaulting Party;

(e) it (i) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (ii) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (iii) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding up or liquidation; (iv) has a resolution passed for its winding up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (v) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (vi) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets; (vii) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (i) to (vi) inclusive; or (viii) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts;

(f) with respect to Universal only, any order, judgment or decree shall be entered against Universal decreeing the dissolution of Universal or any money judgment is entered against Universal or an amount exceeding in the aggregate $500,000 and such money judgment remains unsatisfied for 30 days following the date on which all appeal periods with respect to such judgment have expired;

(g) with respect to Universal only, a Change in Control of Universal shall have occurred;

(h) with respect to Universal only, any conveyance, sale, transfer or other disposition of, in one transaction or a series of transactions, all or substantially all of its business, property or assets, whether now owned or hereafter acquired;

(i) with respect to Universal only, if (i) any Transaction Document or any provision of any Transaction Document, for any reason other than the satisfaction in full of all obligations thereunder, shall cease to be in full force and effect (other than in accordance with its terms), shall be terminated or shall be declared to be null and void, (ii) Sempra shall not have or shall cease to have a valid and perfected First Priority Lien in any Collateral, except as permitted hereunder or under the Security Agreement, purported to be covered by the Security Agreement, or (iii) Universal shall contest the validity or enforceability of any Transaction Document or any provision thereof in writing or deny in writing that it has any further liability under any Transaction Document or any provision thereof to which it is a party;

(j) with respect to Universal only, if (i) the UEGL Guarantee, the UEGL Pledge Agreement, or any provision of either such document, for any reason other than the satisfaction in full of all obligations thereunder, shall cease to be in full force and effect (other than in accordance with its terms), shall be terminated or shall be declared to be null and void, (ii) Sempra shall not have or shall cease to have a valid and perfected First Priority Lien in any Securities pledged to Sempra pursuant to the UEGL Pledge Agreement, (iii) UEGL shall contest the validity or enforceability of the UEGL Guarantee or the UEGL Pledge Agreement or any provision thereof in writing or deny in writing that it has any further liability thereunder or any provision thereof to which it is a party, or (iv) either of UEGL or UGE shall be the subject of an event specified in Section 8.1(e);

(k) with respect to Universal only, there is, at any time, a material adverse change in (i) the financial condition of Universal, UGE or UEGL (ii) the collection of accounts receivable by Universal, UGE or UEGL, or (iii) the effectiveness of the arrangement concerning collateral (including as a result of repudiation);

(l) with respect to Sempra only, if Sempra Energy's most recent credit rating for its long term senior, unsecured debt falls below the lower of BBB- by S&P or Baa3 by Moody's, and Sempra does not provide to Universal security in the form, amount and term reasonably specified by Universal within 5 Business Days of a request by Universal after such credit downgrade;

(m) with respect to Universal only, if at any time of the determination thereof by Sempra 40% or more of the Notional Exposure Amount relates to Electricity Swaps and gas transactions entered into by Universal, UGE, and any other Affiliate of Universal with Sempra to hedge the commodity price risk associated with customers in the United States;

(n) with respect to Universal only, if Universal or any of its Affiliates including UGE shall fail to make any payment when due (or within any applicable grace period) under any other agreement to which Universal or any of its Affiliates is a party with Sempra (including the Universal Swap Agreement and the UGE Agreement) or Universal or any of its Affiliates shall otherwise default under any such agreement with Sempra or any event shall have occurred as a result of any action or omission of Universal or any of its Affiliates or any event relating to or affecting Universal or any of its Affiliates or its, or their, property which shall give Sempra the right to terminate any such agreement;

(o) with respect to Universal only, at any time (i) the aggregate amount owed by any single LDC to Universal and any Affiliates of Universal including UGE exceeds Sempra's then current exposure limit for such LDC or (ii) any relevant LDC shall cease to guarantee customer payments (including as a result of any action taken by Universal);

(p) with respect to Universal only, Universal and/or any Affiliate of Universal other than Terra, any Subsidiary of Terra or any shareholder of UEGL, shall, in the aggregate, without the prior written consent of Sempra, make direct or indirect contributions to, or Investments in, Terra or any subsidiary of Terra, in an aggregate amount exceeding $20,000,000; or

(q) with respect to Universal only, Sempra shall not be permitted to appoint a director to the board of directors of Universal.

Section 8.2 Liquidation

Upon the occurrence of a Termination Event, the Non-Defaulting Party shall have the right, in addition to any other remedies hereunder, to immediately, without prior notice to the Defaulting Party, for so long as the Termination Event is continuing:

(a) suspend its performance under the Transactions then outstanding at any time and from time to time; or

(b) liquidate and terminate the Transactions then outstanding at any time and from time to time and accelerate the payment of any amounts due in respect hereof and thereof.

Upon any such liquidation and termination, the Non-Defaulting Party shall, forthwith after such termination and liquidation, calculate, in a commercially reasonable manner, a Settlement Amount for this Transaction, including for each Transaction outstanding hereunder, as of the time of the termination hereof or as soon thereafter as is reasonably practicable and a Net Settlement Amount. The Non-Defaulting Party shall use

reasonable efforts to give notice to the Defaulting Party that a liquidation pursuant to this Section 8.2 has occurred before the close of business on the Business Day following such liquidation, provided that failure to give such notice shall not affect the validity or enforceability of the liquidation or give rise to any claim by the Defaulting Party against the Non-Defaulting Party.

Section 8.3 Settlement Amount

As used herein, the term "**Settlement Amount**" shall mean the net of all losses and costs (or gains), expressed in Canadian dollars, as calculated by the Non-Defaulting Party in any commercially reasonable manner, which the Non-Defaulting Party incurs as a result of a liquidation, pursuant to this Article 8, of each Transaction entered into hereunder, including the net of all losses and costs (or gains) incurred by the Non-Defaulting Party as a result of the liquidation of each Transaction based upon the then current replacement value thereof and, at the Non-Defaulting Party's option, but without duplication, the net of all losses and costs which the Non-Defaulting Party incurs as a result of maintaining, terminating, obtaining or re-establishing any hedge or related trading positions. The Non-Defaulting Party shall set off (i) any Settlement Amounts that are due to the Defaulting Party, plus any margin or other Collateral which is cash or Cash Equivalents then held by the Non-Defaulting Party, plus (at the Non-Defaulting Party's election) any or all other amounts due to the Defaulting Party by the Non-Defaulting Party (whether under this Agreement or otherwise and whether or not then due) against (ii) any Settlement Amounts that are due to the Non-Defaulting Party, plus any margin or other collateral which is cash or Cash Equivalents then held by the Defaulting Party, plus (at the Non-Defaulting Party's election) any or all other amounts due to the Non-Defaulting Party by the Defaulting Party (whether under this Agreement or otherwise and whether or not then due), so that all such amounts shall be netted to a single liquidated amount payable by one Party to the other Party (the "**Net Settlement Amount**"). The Net Settlement Amount shall be due and payable to or from the Non-Defaulting Party as appropriate. A Party with a Net Settlement Amount payment obligation shall pay such amount to the other Party within one Business Day of receipt from the Non-Defaulting Party of notice of such calculation. In calculating any Settlement Amount and the Net Settlement Amount, the Non-Defaulting Party shall discount to present value (in a commercially reasonable manner based on rates for the applicable period) any amount which would otherwise have been due at a later date (and shall be permitted to make a reasonable estimate of any such amount) and shall add interest (at a rate determined in the same manner) to any amount due prior to the date of the calculation. After the occurrence of a Termination Event, the Defaulting Party shall be responsible for all costs and expenses incurred by the Non-Defaulting Party as a result of the occurrence of such Termination Event (including reasonable attorneys' fees and disbursements).

Section 8.4 Additional Rights; Limitation of Damages

A Party's rights under this Article 8 are in addition to, and not in limitation or exclusion of, any other rights which that Party may have (whether by agreement, operation of law or otherwise). In no event shall either Party be liable to the other Party for consequential, incidental, punitive, exemplary or indirect damages in tort, for contract or otherwise.

ARTICLE 9
INDEMNITY AND EXPENSES

Section 9.1 Indemnity by Universal

Universal agrees to indemnify Sempra from and against any and all claims, losses and liabilities in any way relating to, growing out of or resulting from this Agreement and the Collateral Documents (including enforcement hereof and thereof), except to the extent such claims, losses or liabilities result primarily from Sempra's gross negligence or wilful misconduct as finally determined by a court of competent jurisdiction.

Section 9.2 Costs and Expenses of Enforcement

Universal agrees to pay to Sempra upon demand in cash the full amount of all costs and expenses (including the reasonable fees and expenses of its counsel and of any experts and agents) that Sempra may incur in connection with (i) the exercise or enforcement of any of the rights of Sempra under this Agreement and the other Transaction Documents upon the occurrence of a Termination Event, (ii) the failure by Universal to perform or observe any of the provisions of this Agreement and the other Transaction Documents, or (iii) the custody, preservation, use of, or the sale of, collection from, or other realization upon, any of the Collateral.

Section 9.3 Costs and Expenses of Litigation

In the event of any litigation hereunder, the losing Party shall pay the prevailing Party's reasonable expenses, including attorneys fees, expert fees, and court costs, of litigation and litigation preparation.

Section 9.4 Survival

The obligations of the Parties in this Article 9 shall survive the termination of this Agreement and the discharge of the Parties' other obligations under the Transaction Documents.

ARTICLE 10
MISCELLANEOUS

Section 10.1 Regulatory

It is understood by the Parties that this Agreement and the performance hereunder is subject to all present and future valid and applicable laws, orders, statutes, and regulations of courts or regulatory bodies (state, municipal, provincial or federal) having jurisdiction over the Parties hereto, or any Transaction hereunder.

Section 10.2 Information

Universal agrees to provide Sempra with information that Sempra deems necessary concerning any term or provision as set forth in any documentation evidencing a Transaction.

Section 10.3 Term and Termination of Obligation to Enter into Transactions

The obligation of Sempra and Universal to enter into Transactions shall terminate on the earlier of (a) June 30, 2010 and (b) the date of termination, liquidation and settlement by the Non-Defaulting Party pursuant to Article 8 after the occurrence of a Termination Event. Subject to Section 9.4, the remaining terms of this Agreement shall remain in full force and affect until the satisfaction by both parties of all of their respective obligations hereunder and in respect of all Transactions entered into hereunder.

Section 10.4 Amendments, etc.

No term or provision of this Agreement shall be amended, modified, altered, waived, or supplemented except in a writing signed by the Parties hereto. Any such waiver shall be effective only in the specific instance and for the specific purpose for which it was given.

Section 10.5 Notices

Any notice or other communication herein required or permitted to be given shall be in writing and may be sent by facsimile or other mutually agreed electronic means, by courier or by hand delivery and, unless otherwise specified herein, shall be deemed to have been given when delivered in person or by courier service, or upon receipt of a facsimile, to a Party at the following address or facsimile number or such other address or facsimile number as shall be designated by such Party in a written notice delivered to the other Party hereto:

(a) For notices sent to Universal, to:

c/o Universal Energy Group Ltd.
25 Sheppard Avenue West, Suite 1605
Toronto, ON M2N 6S6

Attention: Mark Silver
Telephone: (416) 221-8998
Facsimile: (416) 221-4787

(b) For notices sent to Sempra with respect to matters other than operations, to:

Sempra Energy Trading Corp.
58 Commerce Road
Stamford, CT 06902
Attention: General Counsel
Telephone: (203) 355-5510
Facsimile: (203) 355-5410

For notices sent to Sempra with respect to operations:

Sempra Energy Trading Corp.
58 Commerce Road
Stamford, CT 06902
Attention: Operations
Telephone: (203) 355-5602
Facsimile: (203) 355-5630

Section 10.6 Failure or Indulgence Not Waiver; Remedies Cumulative

No failure or delay on the part of Sempra or Universal in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 10.7 Severability

In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby unless such invalidity, illegality or unenforceability materially impairs the economic benefit of protections deemed by a Party from the Transaction, taken as a whole.

Section 10.8 Confidentiality

Neither Party to this Agreement shall disclose the terms or conditions of this Agreement or the Transaction to a third party (other than such Party's employees, lenders, counsel, accountants or advisors who need to know such information and have

agreed to keep such terms confidential); except in order to comply with any applicable law, regulation, or any exchange, control area or independent system operator rule or in connection with any court or regulatory proceeding; provided, however, each such Party shall, to the extent practicable, use reasonable efforts to prevent or limit the disclosure. The Parties shall be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with, this confidentiality obligation.

Section 10.9 Recording

Each Party consents to the recording of all telephone conversations between its employees and the employees of the other Party and agrees to obtain any necessary consent of, and give notice of such recording to, its employees. Any such recordings may be introduced as evidence in any legal proceeding to establish proof of any matter relating to this Agreement.

Section 10.10 Governing Law; Terms

THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE SUBSTANTIVE LAWS OF THE PROVINCE OF ONTARIO AND THE LAWS OF CANADA APPLICABLE THEREIN, WITHOUT REGARD TO RULES ON CHOICE OF LAW.

Section 10.11 Consent to Jurisdiction and Service of Process

ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST UNIVERSAL OR SEMPRA ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, MAY BE BROUGHT IN THE SUPERIOR COURT OF JUSTICE OF ONTARIO. BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH OF SEMPRA AND UNIVERSAL, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (I) ACCEPTS GENERALLY AND UNCONDITIONALLY THE NON-EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURT; (II) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (III) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO UNIVERSAL AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 10.5; (IV) AGREES THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER UNIVERSAL IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; (V) AGREES THAT THE OTHER PARTY RETAINS THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST IT IN THE COURTS OF ANY OTHER JURISDICTION; AND (VI) AGREES THAT THE PROVISIONS OF THIS SECTION 10.11 RELATING TO JURISDICTION AND VENUE SHALL BE BINDING AND ENFORCEABLE TO THE FULLEST EXTENT PERMISSIBLE UNDER THE LAWS OF ONTARIO.

Section 10.12 Waiver of Jury Trial

UNIVERSAL AND SEMPRA HEREBY AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT. The scope of this waiver is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Transaction, including contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Universal and Sempra acknowledge that this waiver is a material inducement for Universal and Sempra to enter into a business relationship, that Universal and Sempra have already relied on this waiver in entering into this Agreement and that each will continue to rely on this waiver in their related future dealings. Universal and Sempra further warrant and represent that each has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SUBSECTION AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

Section 10.13 No Implied Representations or Warranties

EXCEPT AS EXPRESSLY SET FORTH HEREIN, SEMPRA EXPRESSLY NEGATES ANY OTHER REPRESENTATION, WARRANTY OR CONDITION, WRITTEN OR ORAL, EXPRESS OR IMPLIED, INCLUDING ANY REPRESENTATION, WARRANTY OR CONDITION WITH RESPECT TO CONFORMITY TO MODELS OR SAMPLES, MERCHANTABILITY, OR QUALITY OR FITNESS FOR ANY PARTICULAR PURPOSE.

Section 10.14 Entire Agreement

This Agreement contains the entire agreement between the Parties and supersedes all prior oral or written communications or agreements relating to the subject matter hereof, other than in Confirmations between the Parties which shall be incorporated into this Agreement as Confirmations hereunder.

Section 10.15 Credit Support

The Transactions described herein shall be marked-to-market and Universal shall provide collateral to Sempra in accordance with the terms hereof and of the Security Agreement.

Section 10.16 Forward Contract

The parties to this Agreement acknowledge and agree that all Transactions constitute "forward contracts" within the meaning of Title II of the United States Code

entitled "Bankruptcy" and "eligible financial contracts" within the meaning of *Companies' Creditors Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada) (in any case, as amended, restated, replaced or re-enacted from time to time) and will be treated similarly under and in all proceedings related to any bankruptcy, insolvency or similar law (regardless of the jurisdiction of application or competence of such law) or any ruling, order, directive or pronouncement made pursuant thereto.

Section 10.17 Assignment

Neither of the Parties shall assign this Agreement or its rights hereunder, in whole or in part, without the prior written consent of the other Party, which consent may be withheld in the exercise of the other Party's sole discretion.

Section 10.18 Counterparts

This Agreement may be executed in one or more counterparts and by different Parties in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. In addition, facsimile copies of executed counterparts shall be conclusively regarded for all purposes as originally executed counterparts pending the delivering of the originals.

Section 10.19 Enurement

This Agreement shall be binding upon and enure to the benefit of successors, assigns, personal representatives and heirs of the respective Parties.

Section 10.20 Non Merger

The provisions contained in this Agreement shall survive and shall not merge in any conveyance, transfer, assignment, novation agreement or other document or instrument issued pursuant to or in connection with this Agreement.

Section 10.21 Amendment and Restatement

Universal and Sempra each acknowledges and agrees that this Agreement is intended to be, shall be construed as and shall have effect as, a consolidation and restatement of the Original Swap Agreement as further amended by amendments and modifications to the Original Swap Agreement that are contained in this Agreement and this Agreement, together with the other Transaction Documents and any Confirmations relating to the Transactions hereunder, constitutes the entire agreement between the parties with respect to the subject matter hereof. If and to the extent that the provisions of this Agreement differ from the provisions contained in the Original Swap Agreement, then the provisions of this Agreement shall prevail and all persons shall for all purposes be entitled to treat this consolidation and restatement as superseding and replacing the Original Swap Agreement. Notwithstanding anything to

the contrary, however, the Fixed Price of the remaining Notional Contract Quantity in respect of each Transaction entered into between Universal and Sempra on or prior to the effective date of this Agreement, shall be the Fixed Price as determined by the provisions of the Original Swap Agreement in effect at the time each such Transaction was entered into and as set forth in any Confirmation evidencing each such Transaction.

Section 10.22 Confirmation of Security

Universal hereby confirms and agrees with Sempra that (i) for all purposes of the Transaction Documents including the Security Agreement, Universal's Secured Obligations (as such term is defined in the Security Agreement) to Sempra include Universal's indebtedness, liabilities and obligations of any kind whatsoever which Universal has incurred or may incur pursuant to or in connection with this Agreement and (ii) any Collateral security granted by Universal to Sempra pursuant to the Security Agreement or otherwise shall extend to and apply to this Agreement, remains in full force and effect and is hereby ratified and confirmed by Universal in all respects.

IN WITNESS WHEREOF, Universal and Sempra have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

UNIVERSAL ENERGY CORPORATION

By: [redacted]

Name: Nino Silvestri

Title: Chief Operating Officer

SEMPRA ENERGY TRADING CORP.

By: [redacted]

Name: Mara Kent

Title: Vice President

UNIVERSAL ENERGY GROUP LTD.

SHAREHOLDER ESCROW AGREEMENT

February 2, 2007

G:\064009\0001\Material Contracts\Escrow\Agreement 09.doc

SHAREHOLDER ESCROW AGREEMENT

THIS AGREEMENT dated as of February 2, 2007.

AMONG:

UNIVERSAL ENERGY GROUP LTD., a corporation incorporated under the federal laws of Canada (the "**Corporation**")

\- and -

The persons listed on Schedule "A" hereto (collectively, the "**Group A Shareholders**")

\- and -

The persons listed on Schedule "B" hereto (collectively, the "**Group B Shareholders**")

\- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on the trust business in each province of Canada (the "**Escrow Agent**")

WHEREAS:

A. The Group A Shareholders and the Group B Shareholders (collectively, the "**Shareholders**") are parties to acquisition agreements (the "**Acquisition Agreements**") dated the 1st day of February, 2007 pursuant to which they have agreed to sell their shares of Terra Grain Fuels Holdings Inc. ("**TGFHI**") and Universal Energy Corporation, as applicable, for consideration that includes common shares ("**UEGL Shares**") in the capital of the Corporation (collectively, the "**Acquisitions**");

B. The issuance of such UEGL Shares to the Shareholders will be completed in connection with the completion by the Corporation of an offering to the public pursuant to a (final) prospectus (the "**Prospectus**") dated January 26, 2007 filed with the securities regulatory authorities in each of the provinces and territories of Canada (the "**Offering**");

C. The Corporation and the Shareholders have agreed that all of the UEGL Shares issued to the Shareholders pursuant to the Acquisitions (the "**Escrow Shares**") shall be deposited by the Shareholders with the Escrow Agent and released from escrow in accordance with the provisions of this Agreement;

D. The Corporation and the Shareholders have requested the Escrow Agent to act as the escrow agent to hold and release the Escrow Shares on the terms set forth in this Agreement; and

E. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Escrow Agent.

In consideration of the premises and the mutual representations, warranties, covenants and agreements hereinafter set forth and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

1. APPOINTMENT OF ESCROW AGENT.

The Corporation and the Shareholders hereby appoint the Escrow Agent to act as the escrow agent in accordance with the terms and conditions of this Agreement, and the Escrow Agent hereby accepts such appointment and agrees to act in accordance with the terms and conditions of this Agreement.

2. DEPOSIT OF SHARES.

The Corporation and the Shareholders hereby place and deposit with the Escrow Agent the Escrow Shares evidenced by the certificates (the "**Certificates**") described or referred to in **Schedule "A"** and **Schedule "B"** attached hereto, to be held by the Escrow Agent on the terms and conditions of this Agreement. The Additional Shares (as herein defined), if any, will be delivered to the Escrow Agent in accordance with Section 3, to be held by the Escrow Agent on the terms and conditions of this Agreement.

3. DEPOSIT OF ADDITIONAL ESCROW SHARES IN CERTAIN EVENTS

Pursuant to the Acquisition Agreements, an additional up to 1,704,546 Escrow Shares (the "**Over-Allotment Shares**") may be issued to the Shareholders if and to the extent that the Over-Allotment Option (as defined in the Prospectus) is not exercised and a further 13,308,669 Escrow Shares are being retained by the Corporation in connection with certain possible tax withholding obligations (and in the case of Yee On Investment Company Ltd. until the original TGFHI share certificate is provided to the Corporation) and may be released to certain of the Shareholders as set forth on **Schedule "C"** in certain events (the "**Withholding Shares**" and, together with the Over-Allotment Shares, the "**Additional Shares**"). The Corporation covenants and agrees with the Escrow Agent and the Shareholders that if any Additional Shares become issuable or releasable to any Shareholder it shall cause such Additional Shares to be delivered forthwith to the Escrow Agent to be held by the Escrow Agent on the terms and conditions of this Agreement. Each of the Shareholders consents to such delivery of any and all Additional Shares to the Escrow Agent and irrevocably authorizes and directs the Corporation and the Escrow Agent to revise **Schedule "A"**, **Schedule "B"** and **Schedule "C"** hereto from time to time, as applicable, to reflect the number and the Certificate numbers of the Additional Shares that have been delivered to and deposited with the Escrow Agent pursuant to this Section 3.

4. ESCROW PROVISIONS.

The Escrow Agent shall hold the Escrow Shares (which, for greater certainty, includes all Additional Shares (if any) delivered to the Escrow Agent pursuant to Section 3) and the Certificates representing the Escrow Shares in escrow on the following terms and conditions.

4.1 **Escrow Shares.** Until such time as the Escrow Shares are distributed by the Escrow Agent as provided herein, the Escrow Agent shall hold the Escrow Shares pursuant to this Agreement.

4.2 **No Transfer.** The Escrow Shares shall not be sold, assigned, hypothecated, alienated, released from escrow, transferred within escrow or dealt with in any manner whatsoever except pursuant to the terms and conditions of this Agreement.

4.3 **Distributions.** Each of the Shareholders shall retain the right to receive all dividends, distributions or other payments ("**Distributions**") on or in respect of the Escrow Shares and any Distributions received by the Escrow Agent shall be forthwith paid or transferred to the applicable Shareholder.

4.4 **Voting Rights.** Each of the Shareholders shall retain the right to exercise all voting rights attached or relating to the Escrow Shares.

4.5 **Escrow Release.** Subject to Sections 4.9, 4.10, 4.11 and 4.12:

(a) the Escrow Agent shall release one-third of the Escrow Shares held by each Group A Shareholder to such Group A Shareholder on each of the first three anniversaries of the date hereof, and the Escrow Agent shall forthwith deliver the Certificates representing such Escrow Shares to or to the order of each Group A Shareholder entitled to receive the Escrow Shares when so released; and

(b) the Escrow Agent shall release one-half of the Escrow Shares held by each Group B Shareholder to such Group B Shareholder on the first anniversary of the date hereof and shall release the remaining one-half of the Escrow Shares held by each Group B Shareholder to such Group B Shareholder on the eighteenth month anniversary of the date hereof and on each such date the Escrow Agent shall forthwith deliver the Certificates representing such Escrow Shares to or to the order of each Group B Shareholder entitled to receive the Escrow Shares when so released.

4.6 **Exception for Pledge to Financial Institution.** With the consent of the Corporation, a Shareholder may mortgage, pledge, charge or hypothecate any of the Escrow Shares deposited hereunder to any bank or financial institution as security for bona fide indebtedness, and the bank or financial institution, as the case may be, may realize its security interest provided, however, that such Escrow Shares shall remain subject to the provisions of this Agreement. Upon the delivery of a joint written notice from a Shareholder and the Corporation to the Escrow Agent, upon which the Escrow Agent may rely absolutely, stating that such Shareholder has so mortgaged, pledged, charged or hypothecated all or a part of the Escrow Shares, the Escrow Agent shall thereafter hold such Escrow Shares for the benefit of the bank or financial institution to whom such shares have been mortgaged, pledged, charged or hypothecated, until such time as the Escrow Agent receives a written direction from such bank or financial institution, as the case may be, upon which the Escrow Agent may rely absolutely, or other evidence satisfactory to the Escrow Agent, that such mortgage, pledge, charge or hypothecation has been discharged or released.

4.7 **Transfer to Related Persons.** A Shareholder may transfer Escrow Shares deposited hereunder to a Related Person (as defined below) of such Shareholder (or, in the case of Altfuel Strategic Investments Ltd. ("**Altfuel**") or Gasco Holdings Inc. ("**Gasco**"), Gary Drummond, in the case of Vertex Energy Limited ("**Vertex**"), Tim LaFrance and in the case of 1663749 Ontario Limited ("**1663749**"), Mark Silver), or subsequently between Related Persons of such Shareholder or by Related Persons to such Shareholder, provided that any Related Person holding such Escrow Shares agrees to be subject to the provisions of this Agreement. For the purposes of this Section 4.7, "**Related Persons**" of a Shareholder (or, in the case of Altfuel or Gasco, Gary Drummond, in the case of Vertex, Tim LaFrance and in the case of 1663749, Mark Silver) are: (i) any corporation controlled by the Shareholder; and (ii) any trust of which the Shareholder is a trustee that has been established for the benefit of such Shareholder and/or one or more of the Shareholder's immediate family.

4.8 **Exception for Transfer to RRSP or RRIF.** A Shareholder may transfer Escrow Shares deposited hereunder to a registered retirement savings plan ("**RRSP**") or registered retirement income fund ("**RRIF**"), or subsequently between RRSPs or from an RRSP to an RRIF, provided that: (i) the

Shareholder (or, in the case of Altfuel or Gasco, Gary Drummond, in the case of Vertex, Tim LaFrance and in the case of 166379, Mark Silver) is the only beneficiary of the RRSP or RRIF; and (ii) the trustee of the RRSP or RRIF, as applicable, agrees to be subject to the provisions of this Agreement.

4.9 **Exceptions upon Death, Permanent Disability or Involuntary Termination (other than for Cause).** Upon the death, permanent disability or involuntary termination of the employment or consulting services (other than for Cause) of a Shareholder (or, in the case of Altfuel or Gasco, Gary Drummond or Traverse Enterprises Inc. ("**Traverse**"), in the case of Vertex, Tim LaFrance and in the case of 1663749, Mark Silver), the Corporation shall direct the Escrow Agent to release from escrow all of the Escrow Shares of that Shareholder, and the Escrow Agent shall deliver such Escrow Shares to the Shareholder or the legal representative of the deceased or permanently disabled Shareholder, as applicable. For the purposes of this Section 4.9, "**Cause**" shall have the meaning set forth in the employment or consulting agreement of the Shareholder whose employment or consulting services have been terminated (or, in the case of Altfuel or Gasco, Gary Drummond or Traverse, in the case of Vertex, Tim LaFrance and in the case of 1663749, Mark Silver).

4.10 **Exception for Take-Over Bid Offer.** If any offeror makes an Offer (as defined below) to acquire (when aggregated with voting securities held by the offeror and persons acting jointly or in concert with the offeror) greater than 50% of the aggregate number of outstanding voting securities of the Corporation, the Escrow Agent shall, if so directed by a Shareholder, tender any or all of the Escrow Shares of such Shareholder to such Offer. Any Escrow Shares so tendered to such an Offer may be taken up and paid for by the offeror. Any Escrow Shares so tendered to, taken up and paid for under such an Offer, together with the proceeds derived from the sale of such Escrow Shares, shall be free from the provisions of this Agreement. Subject to the provisions of Section 4.12, any Escrow Shares tendered to, but not taken up and paid for under, an Offer in accordance with this Section 4.10 shall remain subject to the provisions of this Agreement. For the purposes of this Section 4.10 and Sections 4.11 and 4.12, "**Offer**" shall mean a bona fide arm's length offer made to all holders of voting securities to purchase voting securities, directly or indirectly.

4.11 **Notice of Transfer.** If a Shareholder tenders Escrow Shares to an Offer that are taken up and paid for by the offeror as contemplated by Section 4.10, the Shareholder shall give written notice to the Escrow Agent of such permitted tender (it being understood and agreed that a Shareholder shall not be liable to the Escrow Agent for any inadvertent failure to give such notice).

4.12 **Change of Control.** Upon a Change of Control (as defined below), the Corporation shall direct the Escrow Agent to release from escrow all of the Escrow Shares deposited hereunder that are held by the Escrow Agent as of the date thereof, and the Escrow Agent shall immediately release the Escrow Shares from escrow. Upon such release, the Escrow Agent shall forthwith deliver to or to the order of each Shareholder entitled to receive same the Escrow Shares so released. For purposes of this Section 4.12, "**Change of Control**" means (a) the acceptance of an Offer by a sufficient number of holders of voting securities to constitute the offeror, together with persons acting jointly or in concert with the offeror, shareholders of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting securities (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting securities); (b) the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation or person whereby the voting securityholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding securities of the consolidated, merged or amalgamated corporation; or (c) the completion of a sale whereby all or substantially all of the Corporation's undertakings and assets become the property of any other person and the voting securityholders of the Corporation immediately prior to that sale hold less

than 50% of the voting rights attaching to the outstanding voting securities of that other person immediately following that sale.

4.13 **Delivery of Certain Shares.** Notwithstanding any other provision of this Agreement, (ii) each of Nino Silvestri, Stephen Plummer and Kevin Sterling hereby irrevocably authorize and direct the Escrow Agent to deliver any Certificates representing Escrow Shares released to any of them to Mark Silver, and (ii) each of Morley Silver, Michael Pilon, Raymond Samuels, Larry Galbo, Andy Weiner, Richard Reszczynski and Brian Marsellus hereby irrevocably authorize and direct the Escrow Agent to deliver any Certificates representing Escrow Shares released to any of them to UEC Distributors Group Ltd. (in care of the address for Mark Silver appearing on **Schedule "A"**).

5. **RIGHTS OF ESCROW AGENT.**

The acceptance by the Escrow Agent of its duties and obligations under this Agreement is subject to the following terms and conditions, which shall govern and control the rights, duties, liabilities and immunities of the Escrow Agent:

(a) the Escrow Agent shall be entitled to act and rely upon (and shall not be liable for so acting and relying upon) any resolution, affidavit, direction, written notice, request, waiver, consent, receipt, statutory declaration, certificate or other paper or document furnished to it and signed by a party representing himself or herself as one of the Shareholders or as an officer or trustee of the Corporation, not only as to its due execution and the validity and effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which the Escrow Agent in good faith believes to be genuine;

(b) the Escrow Agent shall be entitled to act and rely upon (and shall not be liable for so acting upon and relying upon) any resolution, affidavit, direction, notice, declaration, certificate, waiver, consent, receipt, opinion, report, statement or other paper or document purported to be delivered pursuant to this Agreement and shall not be required to enquire as to the veracity, accuracy or adequacy thereof or be bound by any notice or direction to the contrary by any person other than a person entitled to give such notice;

(c) the Escrow Agent shall not be required to make any determination or decision with respect to the validity of any claim made by any party or of any denial thereof but shall be entitled to rely conclusively on the terms hereof and the documents tendered to it in accordance with the terms hereof;

(d) the Escrow Agent shall have no duties except those which are expressly set forth herein. It is understood and agreed that the Escrow Agent is not acting as a trustee or in any fiduciary capacity, that the duties of the Escrow Agent hereunder are purely administrative in nature and it shall not be liable for any error of judgement, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except for its own fraud, gross negligence or wilful misconduct;

(e) the Escrow Agent, its officers, directors, employees and agents, and its and their respective successors and assigns, shall incur no liabilities hereunder or in connection herewith for anything whatsoever other than as a result of its own fraud, gross negligence or wilful misconduct and the Shareholders and the Corporation hereby release the Escrow Agent from any actions, causes of action, claims, demands, damages, losses, costs, liabilities, penalties and expenses whatsoever, whether arising directly or indirectly, by way of statute, contract, tort or otherwise;

(f) upon the Escrow Agent's delivery of the Escrow Shares (or part thereof) in accordance with the provisions of this Agreement, the Escrow Agent shall be automatically and immediately released from all obligations under this Agreement to any party hereto and to any other person with respect to the Escrow Shares (or such part that is delivered);

(g) the Escrow Agent shall not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing and signed by the Shareholders affected thereby and the Corporation, as applicable, and, if its duties herein are affected, unless it shall have given its prior written consent thereto;

(h) the Escrow Agent shall have the right, if in its sole discretion it deems it necessary or desirable, to retain such independent counsel or other advisors as it reasonably may require for the purpose of discharging or determining its duties, obligations or rights hereunder, and may act or not act and rely on the advice or opinion so obtained. The Escrow Agent shall incur no liability and it shall be fully protected in acting or not acting in accordance with any opinion, advice or instruction of such counsel or expert. The Corporation shall pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or expert;

(i) the Escrow Agent shall have the right, if in its sole discretion it deems it necessary or desirable, to seek advice and directions from a court of competent jurisdiction with respect to its duties and obligations hereunder;

(j) the duties and obligations of the Escrow Agent hereunder shall at all times be subject to the orders or directions of a court of competent jurisdiction;

(k) notwithstanding anything contained herein, the Escrow Agent may act on the jointly executed written directions of the Corporation and the Shareholder(s) affected by such written directions;

(l) the parties acknowledge that the Escrow Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes: (i) to provide the services required under this agreement and other services that may be requested from time to time; (ii) to help the Escrow Agent manage its servicing relationships with such individuals; (iii) to meet the Escrow Agent's legal and regulatory requirements; and (iv) if Social Insurance Numbers are collected by the Escrow Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes;

(m) each party acknowledges and agrees that the Escrow Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Escrow Agent shall make available upon request, including revisions thereto. Further, each party agrees that it shall not provide or cause to be provided to the Escrow Agent any personal information relating to an individual who is not a party to this agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures;

(n) nothing contained in this Agreement shall require the Escrow Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, or do anything not expressly provided for herein;

(o) any company into which the Escrow Agent or its corporate trust department may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Escrow Agent shall be a party, shall be the new escrow agent under this Agreement without the execution of any instrument or any further act, provided that such company is resident in Canada and is authorized to carry on the business of a trust company in the province of Ontario;

(p) the Escrow Agent shall be under no duty or obligation to ascertain the identity, authority, or rights of the parties (or their agents) executing or delivering or purporting to execute or deliver this Agreement, or any instruments, documents, or paper related hereto or properties deposited or called for hereunder;

(q) the Escrow Agent will disburse Escrow Shares according to this Agreement only to the extent that Escrow Shares have been deposited with it. The Escrow Agent shall not under any circumstances be required to disburse funds in excess of the Escrow Shares currently on deposit with the Escrow Agent received thereon;

(r) the Escrow Agent shall be released from all responsibility for any Escrow Shares received thereon released to or delivered in accordance with the terms of this Agreement;

(s) in the event of any disagreement between or among the Shareholders or the Corporation resulting in adverse claims or demands being made in connection with the Escrow Shares or in the event that the Escrow Agent is in doubt as to what action it should take hereunder, the Escrow Agent, in its discretion, shall be entitled to retain the Escrow Shares until the Escrow Agent shall have received (i) joint written instructions of or on behalf of the Shareholder(s) affected by such disagreement, adverse claims or demands and the Corporation directing delivery of the Escrow Shares, or (ii) a written decision of an arbitrator or court directing delivery of the Escrow Shares, in which event the Escrow Agent shall disburse the Escrow Shares in accordance with such instructions or decision. The Escrow Agent shall act on such decision without further question;

(t) except as otherwise expressly provided herein, the Escrow Agent is hereby authorized to disregard any and all notices or warnings, other than written notices given by or on behalf of the Shareholders and the Corporation or their respective counsel, and is hereby expressly authorized to comply with and obey any and all processes, orders, judgments or decrees of any court or arbitrator. If the Escrow Agent obeys or complies with any such process, order, judgment, or decree of the Arbitrator or any court, the Escrow Agent and its officers, directors, employees, agents and successors and assigns shall not be liable to any of the other parties hereto or anyone else by reason of such compliance, notwithstanding any such process, order, judgment, or decree be subsequently reversed, modified, annulled, set aside, or vacated, or be subsequently found to have been issued or entered into without jurisdiction;

(u) the Escrow Agent and its officers, directors, employees, agents and successors and assigns shall have no duty to know or determine the performance or non-performance of any provision of this Agreement or any other agreement except as expressly required or contemplated in the performance by the Escrow Agent of the functions contemplated to be performed by it under this Agreement; and

(v) the Escrow Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Escrow Agent, in its sole reasonable judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further,

should the Escrow Agent, in its reasonable judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on thirty (30) days written notice to the Corporation, provided (i) that the Escrow Agent 's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Escrow Agent's satisfaction within such thirty (30) day period, then such resignation shall not be effective.

6. **INTERPLEADER.**

The Escrow Agent may, in its sole discretion, deliver the Escrow Shares into court by way of interpleader if any person, whether or not a party hereto, sues or threatens to sue the Escrow Agent in connection with the Escrow Shares or the actions or omissions of any of parties hereunder including the Escrow Agent or if the Escrow Agent is unable or unwilling to continue acting and there is no replacement under Section 7 within 10 days after the written notice of resignation in Section 7 or in the event of any disagreement or apparent disagreement between the parties hereto resulting in conflicting claims or demands with respect to the Escrow Shares or if any of the parties hereto, including the Escrow Agent, are in or appear to be in disagreement about the interpretation of this Agreement or about the rights and obligations of the Escrow Agent or the propriety of an action contemplated by the Escrow Agent under this Agreement. Upon the Escrow Agent making such delivery, the Escrow Agent shall be released from all its duties and obligations under this Agreement.

7. **RESIGNATION OF ESCROW AGENT.**

The Escrow Agent may resign at any time as escrow agent for any reason whatsoever and be discharged from all further duties and liabilities hereunder (arising after the effective date of such resignation) upon 60 business days' written notice to the Corporation or such shorter time as the Corporation may accept as sufficient. If the Escrow Agent resigns and if the parties cannot agree upon its successor prior to the effective date of such resignation, its successor under this Agreement shall be a trust company licensed to do business in the Province of Ontario designated by the Escrow Agent in its sole discretion and, failing such designation, the resigning Escrow Agent may apply at the Corporation's expense to the Superior Court of Justice (Ontario) on such notice as a judge from such court may direct for an appointment of a new escrow agent. Upon the effective date of the Escrow Agent's resignation, the Escrow Agent shall be relieved forthwith of any and all duties and liabilities hereunder (arising after the effective date of such resignation). Upon the appointment of the Escrow Agent's successor, such successor escrow agent shall assume all powers, rights and duties of the Escrow Agent hereunder without any further action by the parties hereto. Upon payment of all outstanding fees due to the Escrow Agent, the Escrow Agent shall transfer and deliver to its successor the Escrow Shares. Appropriate receipts, assignments and releases from all other parties to this Agreement in form satisfactory to the Escrow Agent or its counsel, acting reasonably, shall be given to the Escrow Agent upon such resignation.

8. **INDEMNIFICATION.**

8.1 **Indemnity.** The Corporation hereby agrees to indemnify the Escrow Agent, its officers, directors, employees, agents and successors for and to hold it harmless against any loss, liability or expense, other than as a result of the fraud, gross negligence or wilful misconduct on the part of the Escrow Agent, arising out of or in connection with its entering into this Agreement and carrying out its duties hereunder, including the costs and expenses of defending itself against any claim or liability.

8.2 **Not Obliged to Defend.** Without restricting the foregoing indemnity, if proceedings are taken by arbitration or in any court respecting the Escrow Shares, the Escrow Agent shall not be obliged

to defend or otherwise participate in any such proceedings until it shall have such security as the Escrow Agent determines, in its sole discretion, to be adequate for its costs in such proceedings in addition to the indemnity set out above.

8.3 **Survival.** The provisions of Sections 8.1 and 8.2 will survive the resignation or removal of the Escrow Agent and the termination of this Agreement.

9. **FEES/EXPENSES.**

9.1 **Fees and Expenses.** The Corporation shall pay the Escrow Agent the fees agreed to between them and will reimburse to the Escrow Agent on demand all moneys which shall have been paid by the Escrow Agent in and about the execution of the Escrow with reasonable interest from 30 days after the date of the invoice from the Escrow Agent to the Corporation in respect of such expenditure until repayment. The said remuneration shall continue to be payable until the Escrow is terminated as herein provided.

9.2 **Survival.** The provisions of Section 9.1 will survive the resignation or removal of the Escrow Agent and the termination of this Agreement.

10. **GENERAL.**

10.1 **Notices.** Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent prepaid by fax or other similar means of electronic communication, in each case to the applicable address set out below:

(a) in the case of the Corporation, as follows:

Universal Energy Group Ltd.
Suite 1700 Sheppard Avenue West
Toronto, Ontario
M2N 6S6

Attention: President
Fax: (416) 673-4790

(b) in the case of any Shareholder, at its address on **Schedule "A"** or **Schedule "B"**, as applicable.

(c) if to the Escrow Agent, to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Manager, Corporate Trust
Fax: (416) 981-9777

Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a business day and the communication is so delivered, faxed or sent prior to 4:30 p.m. (at the place of receipt) on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following business day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth business day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt. If any day on which any action required to be taken hereunder is not a business day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a business day.

Any party may from time to time change its address under this Section 10.1 by notice to the other parties given in the manner provided by this Section.

10.2 **Time of Essence.** Time shall be of the essence of this Agreement in all respects.

10.3 **Further Assurances.** Each party shall, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things in connection with this Agreement that another party may reasonably require for the purposes of giving effect to this Agreement.

10.4 **Successors and Assigns.** This Agreement shall enure to the benefit of, and be binding on, the parties and their respective successors and permitted assigns. No party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior consent of the other parties.

10.5 **Amendment.** No amendment of this Agreement will be effective unless made in writing and signed by the Corporation, the Escrow Agent and the Shareholder(s) affected by such amendment.

10.6 **Entire Agreement.** This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement.

10.7 **Waiver.** A waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the parties to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non-observance or by anything done or omitted to be done by another party. The waiver by a party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

10.8 **Severability.** Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

10.9 **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in that Province and shall be treated, in all respects, as an Ontario contract.

10.10 **Counterparts.**

(a) This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

(b) Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties.

10.11 **Termination.** This Agreement may be terminated at any time by and upon the receipt by the Escrow Agent of a written notice of termination executed by the Corporation directing the release of the Escrow Shares then held by the Escrow Agent under and pursuant to this Agreement and such termination will be effective immediately after compliance by the Escrow Agent with such direction. This Agreement shall automatically terminate if and when all of the Escrow Shares shall have been distributed by the Escrow Agent in accordance with this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: [redacted]
Name: [redacted]
Title: Professional, Corporate Trust

Per: [redacted]
Name:
Title: **Danny Snider**
Administrator, Corporate Trust

UNIVERSAL ENERGY GROUP LTD.

Per: [redacted]
Name:
Title:

GROUP A SHAREHOLDERS:

GASCO HOLDINGS INC.

Per: [redacted]
Name: BARRY SKINNER
Title: DIRECTOR

SHALCOR MANAGEMENT INC.

Per: ______________________
Name: Mark Silver
Title: President

ALTEFUEL STRATEGIC INVESTMENTS LTD.

Per: [redacted]
Name: RYAN HIGHLAND
Title: DIRECTOR

VERTEX ENERGY LIMITED

Per: ______________________
Name:
Title:

SEMPRA ENERGY TRADING CORP.

Per: ______________________
Name:
Title:

____
BRIAN MARSELLUS,
by his attorney Mark Silver

____
MARK SILVER

____
NINO SILVESTRI,
by his attorney Mark Silver

____
STEPHEN PLUMMER,
by his attorney Mark Silver

____
KEVIN STERLING,
by his attorney Mark Silver

____
MORLEY SILVER,
by his attorney Mark Silver

____
MIKE PILON,
by his attorney Mark Silver

____
LARRY GALBO
by his attorney Mark Silver

____
RAYMOND SAMUELS,
by his attorney Mark Silver

____
ANDY WEINER,
by his attorney Mark Silver

____
RICHARD RESZCZYNSKI,
by his attorney Mark Silver

GROUP A SHAREHOLDERS:

GASCO HOLDINGS INC.

Per: ______________________
Name:
Title:

ALTFUEL STRATEGIC INVESTMENTS LTD.

Per: ______________________
Name:
Title:

SEMPRA ENERGY TRADING CORP.

Per: [redacted]
Name: Richard Beitler
Title: Director & Ass't Gen'l Counsel

[redacted]
MARK SILVER

[redacted]
STEPHEN PLUMMER,
by his attorney Mark Silver

[redacted]
MORLEY SILVER,
by his attorney Mark Silver

[redacted]
LARRY GALBO
by his attorney Mark Silver

[redacted]
ANDY WEINER,
by his attorney Mark Silver

SHALCOR MANAGEMENT INC.

Per: [redacted]
Name:
Title:

VERTEX ENERGY LIMITED

Per: [redacted]
Name:
Title:

[redacted]
BRIAN MARSELLUS,
by his attorney Mark Silver

[redacted]
NINO SILVESTRI,
by his attorney Mark Silver

[redacted]
KEVIN STERLING,
by his attorney Mark Silver

[redacted]
MIKE PILON,
by his attorney Mark Silver

[redacted]
RAYMOND SAMUELS,
by his attorney Mark Silver

____

GROUP B SHAREHOLDERS:

INVESTMENT SASKATCHEWAN INC.
by its [redacted] and lawful
attorne[redacted]pital Inc.

Per: [redacted]
Name: [redacted] Janet Wightman
President and CFO
Title: [redacted]

Per: [redacted]
Name: [redacted] Laurie Powers, CFO
Title: [redacted]

FCC VENTURES, A DIVISION OF FARM CREDIT CANADA

Per: ______________________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED)

Per: ______________________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES)

Per: ______________________________
Name:
Title:

PRAIRIE VENTURES LIMITED PARTNERSHIP

Per: ______________________________
Name:
Title:

GOLDEN OPPORTUNITIES FUND INC.

Per: ______________________________
Name:
Title:

____
PRO-TEST ENERGY LTD.,
by its attorney Tim J. LaFrance

____
RICK FUNK,
by his attorney Tim J. LaFrance

____
NED STUDER,
by his attorney Tim J. LaFrance

____
GLENDA BOURK,
by her attorney Tim J. LaFrance

____
J. DRUMMOND FARMS INC.,
by its attorney Tim J. LaFrance

____
RAYMOND VAN DE WOESTYNE,
by his attorney Tim J. LaFrance

____
MORIN GROUP INC.,
by its attorney Tim J. LaFrance

____
PETER JELLEY,
by his attorney Tim J. LaFrance

GROUP B SHAREHOLDERS:

INVESTMENT SASKATCHEWAN INC.

Per: ______________________
Name:
Title:

AVRIO INVESTMENTS INC., as portfolio manager and lawful attorney for
FCC VENTURES, A DIVISION OF FARM CREDIT CANADA

Per: [redacted]
Name: John D. Kennedy
Title: Vice President

SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED)

Per: ______________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES)

Per: ______________________
Name:
Title:

PRAIRIE VENTURES FUND LIMITED PARTNERSHIP

Per: ______________________
Name:
Title:

GOLDEN OPPORTUNITIES FUND INC.

Per: ______________________
Name:
Title:

____
PRO-TEST ENERGY LTD.,
by its attorney Tim J. LaFrance

____
RICK FUNK,
by his attorney Tim J. LaFrance

____
NED STUDER,
by his attorney Tim J. LaFrance

____
GLENDA BOURK,
by her attorney Tim J. LaFrance

____
J. DRUMMOND FARMS INC.,
by its attorney Tim J. LaFrance

____
RAYMOND VAN DE WOESTYNE,
by his attorney Tim J. LaFrance

____
MORIN GROUP INC.,
by its attorney Tim J. LaFrance

____
PETER JELLEY,
by his attorney Tim J. LaFrance

GROUP B SHAREHOLDERS:

INVESTMENT SASKATCHEWAN INC.

Per: ____________________
Name:
Title:

FCC VENTURES, A DIVISION OF FARM CREDIT CANADA

Per: ____________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED)

Per: [redacted]
Name: Randy Beattie — Rob Duguid
Title: President and CEO — Vice President

SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES)

Per: [redacted]
Name: Randy Beattie — Rob Duguid
Title: President and CEO — Vice President

PRAIRIE VENTURES FUND LIMITED PARTNERSHIP by its general partner, PFM Fund Operations Inc.

Per: [redacted]
Name: Randy Beattie — Rob Duguid
Title: President and CEO — Vice President

GOLDEN OPPORTUNITIES FUND INC.

Per: ____________________
Name:
Title:

____
PRO-TEST ENERGY LTD.,
by its attorney Tim J. LaFrance

____
RICK FUNK,
by his attorney Tim J. LaFrance

____
NED STUDER,
by his attorney Tim J. LaFrance

____
GLENDA BOURK,
by her attorney Tim J. LaFrance

____
J. DRUMMOND FARMS INC.,
by its attorney Tim J. LaFrance

____
RAYMOND VAN DE WOESTYNE,
by his attorney Tim J. LaFrance

____
MORIN GROUP INC.,
by its attorney Tim J. LaFrance

____
PETER JELLEY,
by his attorney Tim J. LaFrance

GROUP B SHAREHOLDERS:

INVESTMENT SASKATCHEWAN INC.

Per: ______________________________
Name:
Title:

FCC VENTURES, A DIVISION OF FARM CREDIT CANADA

Per: ______________________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED)

Per: ______________________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES)

Per: ______________________________
Name:
Title:

PRAIRIE VENTURES FUND LIMITED PARTNERSHIP

Per: ______________________________
Name:
Title:

GOLDEN OPPORTUNITIES FUND INC.

Per: [redacted]
Name: DOUG BANZET
Title: CFO & DIRECTOR

____
PRO-TEST ENERGY LTD.,
by its attorney Tim J. LaFrance

____
RICK FUNK,
by his attorney Tim J. LaFrance

____
NED STUDER,
by his attorney Tim J. LaFrance

____
GLENDA BOURK,
by her attorney Tim J. LaFrance

____
J. DRUMMOND FARMS INC.,
by its attorney Tim J. LaFrance

____
RAYMOND VAN DE WOESTYNE,
by his attorney Tim J. LaFrance

____
MORIN GROUP INC.,
by its attorney Tim J. LaFrance

____
PETER JELLEY,
by his attorney Tim J. LaFrance

GROUP B SHAREHOLDERS:

INVESTMENT SASKATCHEWAN INC.

Per: ______________________________
Name:
Title:

FCC VENTURES, A DIVISION OF FARM CREDIT CANADA

Per: ______________________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED)

Per: ______________________________
Name:
Title:

SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES)

Per: ______________________________
Name:
Title:

PRAIRIE VENTURES LIMITED PARTNERSHIP

Per: ______________________________
Name:
Title:

GOLDEN OPPORTUNITIES FUND INC.

Per: ______________________________
Name:
Title:

[redacted]

PRO-TEST ENERGY LTD.,
by its attorney Tim J. LaFrance

[redacted]

RICK FUNK,
by his attorney Tim J. LaFrance

[redacted]

NED STUDER,
by his attorney Tim J. LaFrance

[redacted]

GLENDA BOURK,
by her attorney Tim J. LaFrance

[redacted]

J. DRUMMOND FARMS INC.,
by its attorney Tim J. LaFrance

[redacted]

RAYMOND VAN DE WOESTYNE,
by his attorney Tim J. LaFrance

[redacted]

MORIN GROUP INC.,
by its attorney Tim J. LaFrance

[redacted]

PETER JELLEY,
by his attorney Tim J. LaFrance

[redacted]

LEX MINERALS INC.,
by its attorney Tim J. LaFrance

[redacted]

LARRY WRIGHT,
by his attorney Tim J. LaFrance

[redacted]

101072357 SASKATCHEWAN LTD.,
by its attorney Tim J. LaFrance

[redacted]

JIM BAIRD,
by his attorney Tim J. LaFrance

[redacted]

MICHAEL LANIGAN,
by his attorney Tim J. LaFrance

[redacted]

JOHN RITCHIE,
by his attorney Tim J. LaFrance

[redacted]

DGM BANK & TRUST INC.,
by its attorney Tim J. LaFrance

[redacted]

1401993 ONTARIO LIMITED,
by its attorney Tim J. LaFrance

[redacted]

MORLEY SILVER,
by his attorney Tim J. LaFrance

[redacted]

SHELDON FRIEDLAND,
by his attorney Tim J. LaFrance

[redacted]

TIM WICIJOWSKI,
by his attorney Tim J. LaFrance

[redacted]

RON NUGENT,
by his attorney Tim J. LaFrance

[redacted]

LOUIS DUFRESNE,
by his attorney Tim J. LaFrance

[redacted]

GRANATIER INVESTMENTS
by its attorney Tim J. LaFrance

[redacted]

DAVE DUNN,
by his attorney Tim J. LaFrance

[redacted]

DAN MARCE,
by his attorney Tim J. LaFrance

[redacted]

COURTLAND MANAGEMENT LTD.,
by its attorney Tim J. LaFrance

[redacted]

MICHAEL SILVER,
by his attorney Tim J. LaFrance

[redacted]

MIKE PILON,
by his attorney Tim J. LaFrance

[redacted]

GEORGE KRIESER,
by his attorney Tim J. LaFrance

[redacted]

POLAR MOUNTAIN CORP.,
by its attorney Tim J. LaFrance

[redacted]

LDL CORP.,
by its attorney Tim J. LaFrance

[redacted]

OWEN MITCHELL,
by his attorney Tim J. LaFrance

[redacted]

KARAL MANAGEMENT LIMITED,
by its attorney Tim J. LaFrance

[redacted]

SUNDOG SERVICES LTD.,
by its attorney Tim J. LaFrance

[redacted]

PERRY WOLFMAN,
by his attorney Tim J. LaFrance

[redacted]

YEE ON INVESTMENT COMPANY LTD.,
by its attorney Tim J. LaFrance

[redacted]

VAN DE HOLDING CO. LTD.,
by its attorney Tim J. LaFrance

[redacted]

G-5 MANAGEMENT LTD.,
by its attorney Tim J. LaFrance

SCHEDULE "A"

Group A Shareholders	Number of Shares	Certificate Number
Gasco Holdings Inc. [redacted]	[redacted]	-
Shalcor Management Inc. [redacted]	[redacted]	00000066
Altfuel Strategic Investments Ltd. [redacted]	[redacted]	-
Vertex Energy Limited [redacted]	[redacted]	00000067
Sempra Energy Trading Corp. [redacted]	[redacted]	-
Mark Silver [redacted]	[redacted]	00000068
Nino Silvestri [redacted]	[redacted]	00000069
Stephen Plummer [redacted]	[redacted]	00000070
Kevin Sterling [redacted]	[redacted]	00000071
Morley Silver [redacted]	[redacted]	00000072
Mike Pilon [redacted]	[redacted]	00000073

Group A Shareholders	Number of Shares	Certificate Number
Larry Galbo [redacted]	[redacted]	-
Raymond Samuels [redacted]	[redacted]	00000074
Andy Weiner [redacted]	[redacted]	-
Shalcor Management Inc. [redacted]	[redacted]	
Brian Marsellus [redacted]	[redacted]	00000076
Total:	**6,240,353**	

SCHEDULE "B"

Group B Shareholders	Number of Shares	Certificate Number
Investment Saskatchewan Inc. [redacted]	[redacted]	00000077
FCC Ventures, A Division of Farm Credit Canada [redacted]	[redacted]	00000078
Saskworks Venture Fund Inc. (Saskworks Diversified) [redacted]	[redacted]	00000079
Saskworks Venture Fund Inc. (Saskworks Resources) [redacted]	[redacted]	00000080
Prairie Ventures Limited Partnership [redacted]	[redacted]	00000081
Golden Opportunities Fund Inc. [redacted]	[redacted]	00000082
Pro-Test Energy Ltd. [redacted]	[redacted]	00000083
Rick Funk [redacted]	[redacted]	00000084
Ned Studer [redacted]	[redacted]	00000085
Glenda Bourk [redacted]	[redacted]	00000086
J. Drummond Farms Inc. [redacted]	[redacted]	00000087
Raymond Van De Woestyne [redacted]	[redacted]	00000088

G:\064009\0001\Material Contracts\Escrow\Agreement 09.doc

Group B Shareholders	Number of Shares	Certificate Number
Morin Group Inc. [redacted]	[redacted]	00000089
Peter Jelley [redacted]	[redacted]	00000090
Lex Minerals Inc. [redacted]	[redacted]	00000091
Tim Wicijowski [redacted]	[redacted]	00000092
Larry Wright [redacted]	[redacted]	00000093
Ron Nugent [redacted]	[redacted]	00000094
101072357 Saskatchewan Ltd. [redacted]	[redacted]	00000095
Louis Dufresne [redacted]	[redacted]	00000096
Jim Baird [redacted]	[redacted]	00000097
Granatier Investments [redacted]	[redacted]	00000098
Michael Lanigan [redacted]	[redacted]	00000099
Dave Dunn [redacted]	[redacted]	00000100
John Ritchie [redacted]	[redacted]	00000101
Dan Marce [redacted]	[redacted]	00000102

Group B Shareholders	Number of Shares	Certificate Number
DGM Bank & Trust Inc. [redacted]	[redacted]	-
Courtland Management Ltd. [redacted]	[redacted]	00000104
1401993 Ontario Limited [redacted]	[redacted]	00000105
Michael Silver [redacted]	[redacted]	00000106
Morley Silver [redacted]	[redacted]	00000107
Mike Pilon [redacted]	[redacted]	00000108
Sheldon Friedland [redacted]	[redacted]	00000109
George Krieser [redacted]	[redacted]	00000110
Polar Mountain Corp. [redacted]	[redacted]	00000111
Perry Wolfman [redacted]	[redacted]	-
LDL Corp. [redacted]	[redacted]	00000112
Yee on Investment Company Ltd. [redacted]	[redacted]	-
Owen Mitchell [redacted]	[redacted]	00000113

Group B Shareholders	Number of Shares	Certificate Number
Van De Holding Co. Ltd. [redacted]	[redacted]	00000114
Karal Management Limited [redacted]	[redacted]	00000114
G-5 Management Ltd. [redacted]	[redacted]	00000116
Sundog Services Ltd. [redacted]	[redacted]	00000117
Total:	**3,655,522**	

SCHEDULE "C"

Group C Shareholders		Number of Withholding Shares
Gasco Holdings Inc. [redacted]		[redacted]
Altfuel Strategic Investments Ltd. [redacted]		[redacted]
Sempra Energy Trading Corp. [redacted]		[redacted]
Larry Galbo [redacted]		[redacted]
Andy Weiner [redacted]		[redacted]
Perry Wolfman [redacted]		[redacted]
Yee on Investment Company Ltd. [redacted]		[redacted]
DGM Bank & Trust Inc. [redacted]		[redacted]
	Total:	**13,308,669**

GASCO HOLDINGS INC., 1663749 ONTARIO LIMITED AND SHALCOR MANAGEMENT INC.

as UEC Principal Shareholders

and

UEC DISTRIBUTORS GROUP LTD.

and

NINO SILVESTRI, STEPHEN PLUMMER, KEVIN STERLING, MORLEY SILVER, MIKE PILON, LARRY GALBO, RAYMOND SAMUELS, ANDY WEINER AND BRIAN MARSELLUS

as UEC Non-Principal Shareholders

and

UNIVERSAL ENERGY CORPORATION

and

SEMPRA ENERGY TRADING CORP.

and

UNIVERSAL ENERGY GROUP LTD.

as Purchaser

ACQUISITION AGREEMENT

February 1, 2007

TABLE OF CONTENTS

Page

SCHEDULES

ACQUISITION AGREEMENT

Acquisition Agreement dated as of February 1, 2007 among (i) Gasco Holdings Inc., 1663749 Ontario Limited and Shalcor Management Inc. (each a "**UEC Principal Shareholder**" and, collectively the "**UEC Principal Shareholders**"), (ii) UEC Distributors Group Ltd. ("**UEC Distributors**"), Nino Silvestri, Stephen Plummer, Kevin Sterling Morley Silver, Mike Pilon, Larry Galbo, Raymond Samuels, Andy Weiner and Brian Marsellus (each a "**UEC Non-Principal Shareholder**" and, collectively, the "**UEC Non-Principal Shareholders**"), (iii) Universal Energy Corporation ("**UEC**"), (iv) Sempra Energy Trading Corp. ("**Sempra**") and (v) Universal Energy Group Ltd. (the "**Purchaser**").

The Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms.

In this Agreement, the following terms have the following meanings:

"**Accounts Receivable**" means all accounts receivable, notes receivable and other debts due or accruing due to either UEC or UEC U.S.

"**Additional Indemnitees**" means, with respect to any Person to which an indemnity is granted pursuant to Article 11, its Affiliates and the respective shareholders, directors, officers, servants, agents, advisors and employees of that Person and its Affiliates.

"**Affiliate**" has the same meaning as "affiliate" under the *Securities Act* (Ontario).

"**Agreement**" means this acquisition agreement and all schedules and instruments in amendment or confirmation of it; and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Agreement.

"**Agreement Default**" means any misrepresentation or breach of warranty made by a Party, or the failure of a Party to perform or observe in any respect any of the covenants or agreements to be performed by such Party under this Agreement or any Ancillary Agreement.

"**Ancillary Agreements**" means all agreements, certificates, documents and other instruments delivered or given pursuant to this Agreement.

"**applicable privacy laws**" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law (including the *Personal Information Protection Act* (Alberta) and the *Personal Information Protection Act* (B.C.)).

"**Assets**" means the assets, properties and rights beneficially owned by UEC and UEC U.S.

"**Auditor**" means KPMG LLP.

"**Authorization**" means, with respect to any Person, any order, permit, approval, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

"**Balance Sheet Date**" means September 30, 2006.

"**Best Efforts**" means the efforts that a prudent Person who desires to complete the transaction would use in similar circumstances to ensure that a closing occurs as expeditiously as possible without the necessity of assuming any material obligations or paying any material amounts to an unrelated third party.

"**Books and Records**" means all books of account, financial statements, tax records, audit working papers, general ledgers, personnel records, sales and purchase records, customer and supplier lists, lists of potential customers, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections and all other documents, files, correspondence, minute books and corporate records and other information (whether in written, printed, electronic or computer printout form) relating to UEC, UEC U.S. and the Business.

"**Business**" means the electricity and natural gas marketing business historically carried on by UEC and UEC U.S. and to be carried on by UEC and UEC U.S. immediately following the Closing, as described in the Prospectus.

"**Business Day**" means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close in Toronto, Ontario and Regina, Saskatchewan.

"**Closing**" means the completion of the transactions contemplated in this Agreement.

"**Closing Date**" means the date of closing of the Offering.

"**Closing Time**" means 8:00 a.m. (Toronto time), on the Closing Date, or such other time as the UEC Principal Shareholders and the Purchaser may agree in writing.

"**Contracts**" means all contracts, including leases of personal property, leases of vehicles, machinery and equipment, licences, software licences, undertakings, engagements or commitments of any nature, written or oral, to which either UEC or UEC U.S. is entitled or is a party.

"**CRA**" means the Canada Revenue Agency.

"**Effective Time**" means 5 minutes after the effective time of the closing of the Offering on the Closing Date.

"**Employee Plans**" means all employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, deferred compensation, profit sharing, termination, severance, change of control, pension, retirement, stock option, stock purchase, stock appreciation, phantom stock, savings, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former employees, officers or directors of either UEC or UEC U.S., or their respective dependents or beneficiaries, maintained, sponsored or funded by either UEC or UEC U.S., whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered.

"**Employees**" means all of the current, active (full-time and part-time) employees and independent contractors of UEC or UEC U.S.

"**Environment**" means the environment or natural environment as defined in any Environmental Laws and includes air, surface water, ground water, land surface, soil and subsurface strata.

"**Environmental Approvals**" means permits, certificates, licences, authorizations, consents, agreements, instructions, directions, registrations or approvals required by a Governmental Entity pursuant to an Environmental Law with respect to the operation of the Business or relating to the Assets.

"**Environmental Laws**" means all applicable Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations, guidelines and policies issued pursuant to such Laws, agreements or statutory requirements.

"**Escrow Agent**" means Computershare Trust Company of Canada, in its capacity as escrow agent under the Escrow Agreement.

"**Escrow Agreement**" means the escrow agreement among each of the Vendors, the Purchaser, the vendors under the TGF Acquisition Agreement and the Escrow Agent in the form attached hereto as Schedule 9.2(i).

"**Exercise Amount**" has the meaning specified in Section 3.3(a).

"**Facilities Locations**" means the Leased Property.

"**Financial Statements**" means the consolidated balance sheet of UEC at September 30, 2006 and the accompanying statements of earnings, retained earnings and cash flows for the period from October 1, 2005 to September 30, 2006 and all notes thereto as audited by KPMG LLP.

"**GAAP**" means at any time, accounting principles generally accepted in Canada including those set out in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

"**Governmental Entity**" means (i) any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of or in lieu of any of the above.

"**Hazardous Substance**" means any substance or material that is prohibited, controlled or regulated under any Environmental Laws including any sound, heat, vibration, radiation or other form of energy, contaminant, pollutant, dangerous substance, toxic substance, designated substance, controlled product, hazardous waste, subject waste, hazardous material, dangerous good or petroleum, its derivatives, by-products or other hydrocarbons.

"**Indemnified Losses**" means all losses, costs, damages, expenses, charges, fines, penalties, assessments or other liabilities whatsoever, but does not include consequential, incidental, loss of profits or punitive losses, damages or claims.

"**Information Technology**" means all computer hardware, software (including source code and object code, documentation, interfaces and development tools), websites, databases, telecommunications equipment and facilities and other information technology systems owned, used, licensed or held by or pertaining to UEC or UEC U.S.

"**Intellectual Property**" means (i) any trade marks, trade names, business names, brand names, domain names, service marks, computer software, computer programs, copyrights, including any performing, author or moral rights, designs, inventions, patents, franchises, formulas, processes, know-how, technology and related goodwill, (ii) any applications, registrations, issued patents, continuations in part, divisional applications or analogous rights or licence rights therefor, and (iii) all other intellectual or industrial property.

"**Interim Period**" means the period between the close of business on the date of this Agreement and the Closing.

"**ITA**" means the *Income Tax Act* (Canada).

"**Laws**" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, ruling or awards, and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which the word is used.

"**Lease**" means the lease with respect to the Leased Property described in Schedule 5.1(u).

"**Leased Property**" means the lands and premises listed and described in Schedule 5.1(u) by reference to their municipal address.

"**Lien**" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature and will include any arrangement or condition which, in substance, secures payment or performance of an obligation.

"**Lock-Up Agreement**" means the undertaking from each of the Vendors and from each of the vendors under the TGF Acquisition Agreement to the Underwriters in the form attached hereto as Schedule 9.2(j).

"**Material Adverse Effect**" or "**Material Adverse Change**" means any effect or change on the Purchaser, UEC, UEC U.S. or the Business, in each case taken as a whole, that is or is reasonably likely to be materially adverse to: (i) the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), prospects, cash flow, income, business or operations of the Purchaser, UEC, UEC U.S. or the Business, in each case taken as a whole; or (ii) the ability of UEC and UEC U.S. to continue to conduct the Business following Closing substantially in the manner as currently conducted.

"**Material Authorizations**" has the meaning specified in Section 5.1(c).

"**Material Contracts**" means the contracts which are material to the Business and which are listed and described in Schedule 5.1(v).

"**Material Fact**" means, when used in relation to securities issued or proposed to be issued, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the securities.

"**Misrepresentation**" means (i) an untrue statement of Material Fact, or (ii) an omission to state a Material Fact that is required to be stated, or (iii) an omission to state a Material Fact that is necessary to be stated in order for a statement not to be misleading.

"**MK**" means MacLean Keith, barristers and solicitors.

"**Non-Resident Vendor**" means the Persons listed on Schedule 3.6 as non-residents of Canada for the purposes of the ITA.

"**Notice of Claim**" means a notice by a Vendor or the Purchaser, as applicable of a claim for losses pursuant to Sections 11.1 or 11.2, as applicable, together with detailed particulars as to the nature and amount of the claim, the basis upon which it is sought and the provisions of this Agreement applicable to such claim.

"**Offering**" means the proposed initial public offering of common shares of the Purchaser as described in the Prospectus.

"**Offering Price**" has the meaning specified in the Prospectus.

"**Ordinary Course**" means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

"**Over Allotment Amount**" has the meaning specified in Section 3.3.

"**Over-Allotment Option**" has the meaning specified in the Prospectus.

"**Particular Vendor**" and "**Particular Vendors**" have the meaning specified in Section 8.2.

"**Parties**" means the Vendors, the Purchaser and UEC.

"**Permitted Liens**" means any one or more of the following:

(a) Liens for taxes, assessments or governmental charges or levies which are not delinquent and for which adequate reserves have been maintained in UEC's or UEC U.S.' financial statements in accordance with GAAP;

(b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any Assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any licence, franchise, grant or permit of the Vendor, to terminate any such licence,

franchise, grant or permit, or to require annual or other payments as a condition of their continuance; and

(d) the rights of the relevant lessors provided under each of the Leases and the leases forming part of the Contracts in each case as permitted by applicable Law.

"**Person**" means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

"**Personal Information**" means information about an identifiable individual but excludes an individual's name, position name or title, business telephone number, business address, business e-mail, business fax number and other similar business information collected, used or disclosed to contact an individual in their capacity as an official or employee of an organization.

"**Prime Rate**" means the annual rate of interest designated by the main branch in Toronto of the Toronto-Dominion Bank as its reference rate for Canadian dollar commercial loans made in Canada and which is announced by such bank as its prime rate.

"**Prospectus**" means the final prospectus to be filed with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the Offering.

"**Public Statement**" has the meaning specified in Section 15.3.

"**Purchase Price**" has the meaning specified in Section 3.1.

"**Purchase Price Share**" and "**Purchase Price Shares**" have the meaning specified in Section 3.2(b).

"**Purchased Entities**" means UEC and UEC U.S.

"**Purchased Shares**" has the meaning specified in Section 2.1.

"**Purchaser**" has the meaning specified on the first page of this Agreement.

"**Related Party**" means, in reference to a Party: (a) its Affiliates; (b) its directors, officers and employees; (c) its Affiliates' directors, officers and employees, and (d) its representatives, agents, legal counsel, consultants and advisors; provided that prior to Closing, but not thereafter, the Purchased Entities' officers and directors will be Related Parties of the Vendor and after Closing, but not prior thereto, the Purchased Entities' officers and directors will be Related Parties of the Purchaser.

"**Release**" has the meaning prescribed in any Environmental Law and includes any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction.

"**Restricted Right**" means any Contract or Authorization which by its terms requires consent or approval of the other party or parties thereto or the issuer for completion of the transactions contemplated by this Agreement or in respect of which the completion of the transactions contemplated by this Agreement will increase the obligations or decrease the rights or entitlements of UEC or UEC U.S. under such Contract or Governmental Authorization.

"**Required Consents**" means all consents, approvals or authorizations that are required to consummate the transactions contemplated by this Agreement, the execution of this Agreement, the Closing or the performance of any terms of this Agreement, including those set forth in Schedule 7.5, except those consents, approvals or authorizations, the absence of which, would not, individually or in the aggregate, have a Material Adverse Effect.

"**Section 116 Certificate**" means the certificate to be obtained in respect of a "non-resident" as more particularly described in Section 116 of the ITA.

"**Section 116 Certificate Limit**" means the certificate limit (as that term is used in subsection 116(2) of the ITA) as set forth in each Section 116 Certificate required with respect to the applicable Non-Resident Vendor's Purchased Shares, provided however, that until the applicable Section 116 Certificate is delivered to the Purchaser, the Section 116 Certificate Limit for such Section 116 Certificate will be deemed to be zero.

"**Section 116 Remittance Date**" means the later of (i) the 27th day following the end of the calendar month in which the Closing Date occurs; and (ii) such later date, in lieu of the deadline specified in subsection 116(5) of the ITA, that CRA confirms in writing to the Purchaser, in form and substance acceptable to the Purchaser, acting reasonably, provided that a copy of such confirmation has been delivered to the Purchaser before the time described in (i) above.

"**Section 116 Withholding Amount**" in respect of a particular Non-Resident Vendor means 25% of the amount (if any) by which the Non-Resident Vendor's portion of the Share Purchase Price payable hereunder in respect of the Non-Resident Vendor's Purchased Shares exceeds the Section 116 Certificate Limit for the applicable Section 116 Certificate.

"**Sempra**" has the meaning specified on the first page of this Agreement.

"**Survival Period**" means:

(a) for the representations and warranties set forth in Sections 4.1(a), 4.1(b)(i), 4.1(e) and 4.1(f), an indefinite period following the Closing Date;

(b) for the representation and warranty set forth in Section 5.2, a period of 3 years and 90 days following the Closing Date;

(c) for the representations and warranties set forth in Section 5.1(jj), a period ending on:

    (i) the expiry of the reassessment period in respect of any taxation years, or similar reporting periods, of a Purchased Entity which end on or prior to the Closing Date without taking into account any extension to such periods resulting from any agreement, waiver, act or omission after Closing; or

    (ii) if there is no such reassessment period, 2 years following the Closing Date; and

(d) for all other representations and warranties of the Vendors or the Purchaser set forth in this Agreement or in any Ancillary Agreement, a period of 2 years following the Closing Date.

"**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Entity, together with all interest and penalties in respect thereof.

"**Tax Returns**" includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes.

"**UEC**" has the meaning specified on the first page of this Agreement.

"**UEC Distributors**" has the meaning specified on the first page of this Agreement.

"**UEC Intellectual Property**" means the Intellectual Property or Information Technology owned, used, licensed or held by or pertaining to UEC, UEC U.S., the Business or the Assets.

"**UEC Non-Principal Shareholder**" and "**UEC Non-Principal Shareholders**" have the meaning specified on the first page of this Agreement.

"**UEC/Sempra Share Pledge**" means the securities pledge agreement dated as of February 2, 2007 made by the Purchaser to and in favour of Sempra.

"**UEC U.S.**" means Universal Gas & Electric Corporation, a Delaware corporation.

"**UEC U.S. Shares**" means all the issued and outstanding shares in the capital of UEC U.S.

"**UEC USA**" means the unanimous shareholders' agreement dated July 14, 2005 among Sempra, UEC Distributors, the UEC Principal Shareholders, Mark Silver, Gary Drummond and UEC, as amended and supplemented.

"**UEC Principal Shareholder**" and "**UEC Principal Shareholders**" have the meaning specified on the first page of this Agreement.

"**UEC Shares**" means all the issued and outstanding common shares and class C shares in the capital of UEC, being all the issued and outstanding shares in the capital of UEC.

"**TGF**" means Terra Grain Fuels Holdings Inc., a corporation incorporated under the federal laws of Canada.

"**TGF Acquisition Agreement**" means the acquisition agreement dated as of February 1, 2007 among Altfuel Strategic Investments Ltd., Vertex Energy Limited, TGF, Terra Grain Fuels Inc., Sempra, the Purchaser and others.

"**Transaction**" means the transactions contemplated by this Agreement.

"**Transaction Costs**" means all expenses of or incidental to the Offering including, without limitation, listing fees, expenses payable in connection with the qualification of the common shares of the Purchaser for sale to the public, printing and translation, costs of the certificates, fees of the transfer agent and registrar, as the case may be, the fees and expenses of counsel for the Purchaser, all fees and expenses of local counsel, all fees and expenses of the Purchaser's auditors, all costs relating to information meetings and all costs incurred in connection with the preparation and printing of the Prospectus, the expenses of

the Underwriters (to the extent payable by the Purchaser pursuant to the Underwriting Agreement (as that term is defined in the Prospectus)) and any other amounts payable to the Underwriters or any of them in connection with the Offering, the transactions contemplated by this Agreement and the Universal Acquisition Agreement.

"**Underwriters**" has the meaning specified in the Prospectus.

"**Vendors**" means the UEC Principal Shareholders, the UEC Non-Principal Shareholders and Sempra and "**Vendor**" means any one of them.

1.2 Gender and Number.

Any reference in this Agreement or any Ancillary Agreement to gender includes all genders and words importing the singular number only will include the plural and vice versa.

1.3 Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4 Currency.

All references in this Agreement or any Ancillary Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

1.5 Certain Phrases, etc.

In this Agreement and any Ancillary Agreement (i) (y) the words "including" and "includes" mean "including (or includes) without limitation", and (z) the phrase "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.6 Knowledge.

Where any representation or warranty of a Vendor, the Vendors or UEC is expressly qualified by reference to knowledge or awareness (or similar qualification) it will be deemed to refer to the actual knowledge of such Vendor or Vendors or UEC (after reviewing all relevant records and making due inquires regarding the relevant matter of all relevant directors, officers and employees of such Party and, as applicable, the relevant senior managers of UEC and UEC U.S.).

1.7 Accounting Terms.

All accounting terms not specifically defined in this Agreement will be interpreted in accordance with GAAP.

1.8 Incorporation of Schedules.

The schedules attached to this Agreement will, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale.

Subject to the terms and conditions of this Agreement, at the Closing Time, but effective as at the Effective Time, each of the Vendors will sell, assign and transfer to the Purchaser, and the Purchaser will purchase and accept from each of the Vendors, the UEC Shares set forth opposite the name of each such respective Vendor in Schedule A, totalling 100,000 common and 25,000,000 class C shares UEC Shares (collectively, the "**Purchased Shares**").

ARTICLE 3
PURCHASE PRICE

3.1 Purchase Price.

The aggregate purchase price (the "**Purchase Price**") payable by the Purchaser to the Vendors for the Purchased Shares will be $241,889,993. The Purchase Price will be allocated as $216,889,993 in respect of the common shares forming part of the Purchased Shares and $25,000,000 as the class C shares forming part of the Purchased Shares.

3.2 Payment of the Purchase Price.

At the Closing, $229,514,989 of the Purchase Price will be paid and satisfied by way of:

(a) the Purchaser paying, or arranging for the payment of, by wire transfer to MK in trust on behalf of the Vendors, of the amounts set forth opposite the name of the respective Vendors set forth in Schedule A, aggregating $61,050,000; and

(b) the issuance by the Purchaser to each of the Vendors of that number of common shares of the Purchaser (each a "**Purchase Price Share**" and, collectively, the "**Purchase Price Shares**") set forth opposite the name of the respective Vendors in Schedule A, aggregating 15,314,999 Purchase Price Shares. The Vendors acknowledge and agree that such Purchase Price Shares will be:

   (i) in the case of Vendors other than Non-Resident Vendors, delivered to the Escrow Agent and held in escrow pursuant to the terms of the Escrow Agreement; and

   (ii) in the case of each of the Non-Resident Vendors, withheld by the Purchaser pursuant to Section 3.6(b). Upon completion of the dispositions, if any, of each such Non-Resident Vendor's withheld Purchase Price Shares pursuant to Section 3.6, the Purchaser will pay the balance, if any, of such Non-Resident Vendor's withheld Purchase Price Shares to the Escrow Agent to be held in escrow pursuant to the terms of the Escrow Agreement.

3.3 **Further Payment of Purchase Price and Over Allotment Matters.**

A further amount of $12,375,004 (the "**Over Allotment Amount**") on account of the Purchase Price will be payable by the Purchaser to the Vendors within 30 days after the Closing Time, paid as follows:

(a) to the extent that the Over-Allotment Option is exercised by the Underwriters, the Purchaser will pay to MK in trust on behalf of the Vendors, in the relative proportions set forth in Schedule A, the cash proceeds received by the Purchaser on the exercise of the Over-Allotment Option by the Underwriters (the "**Exercise Amount**"); and

(b) the Purchaser will issue to the Vendors, in the relative proportions set forth in Schedule A, that number of common shares of the Purchaser as is equal to (A) the Over Allotment Amount minus the Exercise Amount, divided by (B) the Offering Price. The Vendors acknowledge and agree that such common shares of the Purchaser will be delivered to the Escrow Agent and held in escrow pursuant to the terms of the Escrow Agreement.

3.4 **No Effect on Other Rights.**

The determination of the Purchase Price in accordance with the provisions of this Article 3 will not limit or affect any other rights or causes of action either the Purchaser or any of the Vendors may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

3.5 **Tax Election.**

(a) In respect of each of the Vendors that at any time hereafter delivers a duly completed Form T2057 and any documents required in support thereof, with respect to the purchase of the Purchased Shares hereunder, the Purchaser agrees to enter into a joint election with such Vendor pursuant to subsection 85(1) of the ITA in the prescribed form, at an agreed amount determined by such Vendor, provided such agreed amount is within the parameters set out in the ITA and provided further that such Vendor will bear full responsibility and liability for filing such joint election with the CRA, irrespective of whether such joint election is filed within or outside the time period prescribed under subsection 85(6) of the ITA.

(b) Each of the Vendors acknowledges and agrees that the Purchaser will have no responsibility or liability in respect of any assessment or reassessment which may arise as a result of an election made in accordance with the provisions hereof. Each of the Vendors further agrees that it will indemnify and save harmless, the Purchaser from and against any and all assessments, reassessments, penalties, losses and expenses incurred by the Purchaser as a result of the filing of any elections pursuant to this Section 3.5 with respect to such Vendor.

3.6 **Section 116 Matters – Purchased Shares.**

(a) **Delivery of the Section 116 Certificates.** Subject to this Section 3.6, each Non-Resident Vendor will take all reasonable steps to obtain and deliver a Section 116 Certificate to the Purchaser on or before the Closing Date.

(b) **Section 116 Withholding.** If a Section 116 Certificate specifying a Section 116 Certificate Limit in an amount that is not less than the portion of the Purchase Price payable hereunder in respect of the applicable Non-Resident Vendor's Purchased Shares is not delivered to the Purchaser at or before the Closing, the Purchaser will withhold the Purchase Price Shares that would otherwise have been delivered to the Non-Resident Vendor in payment of the Purchase Price otherwise payable hereunder to the Non-Resident Vendor at the Closing and such Purchase Price Shares will be held and disbursed by the Purchaser in accordance with the following provisions of this Section 3.6.

(c) **Section 116 Payments to the CRA.** If a Non-Resident Vendor's Purchase Price Shares are withheld under Section 3.6(b) and the Purchaser has received confirmation from the CRA that the CRA will issue a Section 116 Certificate to the applicable Non-Resident Vendor if an amount not exceeding the net amount for which the Non-Resident Vendor's Purchase Price Shares could be sold is received by the Receiver General of Canada before the Section 116 Remittance Date, which confirmation has been communicated to the Purchaser and is, in form and substance, acceptable to the Purchaser, acting reasonably, the Purchaser will then dispose of, in any manner it sees fit, a sufficient portion of such Non-Resident Vendor's Purchase Price Shares in order to pay that amount and pay that amount to the Receiver General of Canada solely for purposes of obtaining the applicable Section 116 Certificate and subject to the condition that any part of that amount not so applied and not returned by the Receiver General of Canada to the Purchaser will be applied to the Purchaser's remittance obligation under subsection 116(5) of the ITA. The Purchaser will make reasonable efforts to effect an arrangement with the CRA to make the payment described in this Section 3.6(c) and the Section 116 Certificate issuance to occur on a simultaneous basis.

(d) **Payments to Non-Residents.** If a Non-Resident Vendor's Purchase Price Shares are withheld under Section 3.6(b) and, before the Section 116 Remittance Date, the Non-Resident Vendor delivers to the Purchaser a Section 116 Certificate in respect of such Non-Resident Vendor's Purchased Shares that is satisfactory to the Purchaser, acting reasonably, the Purchaser will promptly deliver to such Non-Resident Vendor: (i) the Non-Resident Vendor's Purchase Price Shares if such Section 116 Certificate is issued pursuant to subsection 116(4) of the ITA; or (ii) where Section 3.6(c) does not apply, the Non-Resident Vendor's Purchase Price Shares less such number of the Non-Resident Vendor's Purchase Price Shares having an aggregate value, determined by the Purchaser, acting reasonably, equal to the product of (A) the amount by which the portion of the Purchase Price payable hereunder in respect of the Non-Resident Vendor's Purchased Shares exceeds the amount specified in such Non-Resident Vendor's Section 116 Certificate in respect of the Non-Resident Vendor's Purchased Shares as the Section 116 Certificate Limit or proceeds of disposition, and (B) 25%, if such Section 116 Certificate is issued pursuant to subsection 116(2) of the ITA.

(e) **Remittances to the CRA.** If the Purchaser has withheld a Non-Resident Vendor's Purchase Price Shares pursuant to Section 3.6(b) and a Non-Resident Vendor does not deliver to the Purchaser, (i) any Section 116 Certificate, or (ii) a Section 116 Certificate under subsection 116(2) or subsection 116(4) of the ITA in respect of the Purchased Shares of the Non-Resident Vendor that specifies a Section 116 Certificate Limit or proceeds of disposition equal to or greater than the portion of the Purchase Price payable hereunder in respect of the applicable Non-Resident Vendor's Purchased Shares and that is otherwise satisfactory to the Purchaser, acting reasonably, the Purchaser will dispose of, in any manner it sees fit, a sufficient portion of such Non-Resident Vendor's Purchase Price Shares in order to enable the Purchaser to remit to the Receiver General

of Canada, on or before the Section 116 Remittance Date, the applicable Section 116 Withholding Amount and the amount so remitted will be credited to the Purchaser as a payment to such Non-Resident on account of the Purchase Price.

(f) **Interest.** Concurrently with the payments pursuant to Section 3.6(d) or Section 3.6(e), if applicable, the Purchaser will pay to each applicable Non-Resident Vendor (on a pro rata basis) the interest, if any, earned on the proceeds, if any, arising on the disposition of the applicable Purchase Price Shares while on deposit with the Purchaser to the date of that payment (less any Tax required to be withheld and remitted to a Governmental Entity).

(g) **Confirmations.** The Purchaser will provide each applicable Non-Resident Vendor with proof that the applicable Purchase Price Shares and the interest, if any, earned thereon while held by the Purchaser, have been disbursed by the Purchaser in accordance with the provisions of this Section 3.6.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDORS

4.1 Representations and Warranties of the Vendors.

Each of the Vendors severally (and not jointly or jointly and severally) represents and warrants as follows to the Purchaser and acknowledges and confirms that the Purchaser is relying upon the following representations and warranties in completing the transactions contemplated by this Agreement.

(a) **Existence and Qualification.** If the Vendor is a corporation, (i) it is duly organized and validly existing and in good standing with respect to the filing of annual returns under the Laws of its jurisdiction of incorporation, (ii) it has full power and authority to own its property, to carry on its business in each jurisdiction in which it operates, (iii) it has full power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party, and (iv) it is duly qualified, licensed or registered to carry on business in all jurisdictions where the nature of the property owned by it or the business carried on by it makes such qualification necessary, and has full legal right under the Laws of all such jurisdictions to own its property and to carry on the business carried on by it, except to the extent that failure to be so qualified or to have any such right has not had or would not reasonably be expected to have a Material Adverse Effect.

(b) **Validity of Agreement.** The execution, delivery and performance by the Vendor of this Agreement and each of the Ancillary Agreements to which it is a party:

(i) if it is a corporation, have been duly authorized by all necessary corporate action on the part of it;

(ii) do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require any consent or approval under, result in a breach of, default under or a violation of, or conflict with, or allow any other Person to exercise any rights under, if it is a corporation, any of the terms or provisions of its constating

documents or by-laws, or any material contracts or instruments to which it is a party or pursuant to which its respective Purchased Shares may be affected, other than those consents or approvals which have been obtained or will be obtained by the Vendor on or prior to Closing;

(iii) will not result in the violation of any Law;

(iv) will not constitute a default under, or result in a violation of any judgment, order, writ, injunction or decree of any Governmental Entity to which such Vendor is subject; and

(v) will not result in any right of first refusal becoming effective or the imposition of a Lien on any of the Purchased Shares.

(c) **Authorizations.** There is no requirement for or on the Vendor to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement.

(d) **Execution and Binding Obligation.** This Agreement and each of the Ancillary Agreements to which the Vendor is a party has been duly executed and delivered by it and constitutes legal, valid and binding obligations of it enforceable against it in accordance with their respective terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e) **Purchased Shares.** The Purchased Shares set forth opposite the name of the Vendor in Schedule A are all of the Purchased Shares owned by the Vendor. The percentage of Purchased Shares owned by the Vendor is set out in Schedule A. The Vendor is the beneficial owner of record of such Purchased Shares, with good and marketable title thereto, free and clear of all Liens other than restrictions on transfer set forth in the articles and the UEC USA and there are no actions, suits, proceedings or claims pending or, to the knowledge of the Vendor, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto. The Vendor has the exclusive right to dispose of such Purchased Shares as provided in this Agreement.

(f) **Pre-Emptive Rights - Shares.** Except pursuant to this Agreement and the UEC USA (it being acknowledged that the reference herein to the UEC USA is subject to Section 9.4), no Person has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Vendor of any of the Purchased Shares set forth opposite the name of the Vendor in Schedule A or any interest therein.

(g) **Residence of the Vendor.** Unless it is a Non-Resident Vendor, the Vendor is not a non-resident of Canada within the meaning of the ITA.

(h) **No Finder's Fee.** The Vendor has not taken, and it agrees that it will not take, any action that would cause the Purchaser or any of its affiliates to become liable for any claim or demand for a brokerage commission, finder's fee or other similar payment in connection with the transactions

contemplated hereby, other than with respect to any underwriter's fees as described in the Prospectus.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE UEC PRINCIPAL SHAREHOLDERS AND UEC

5.1 **Representations and Warranties of the UEC Principal Shareholders and UEC.**

Each of the UEC Principal Shareholders and UEC severally (and not jointly or jointly and severally) represents and warrants as follows to the Purchaser and acknowledges and confirms that the Purchaser is relying upon the representations and warranties in completing the transactions contemplated by this Agreement.

Corporate Matters

(a) **Existence and Qualification.** Each of UEC and UEC U.S. is a corporation duly organized and validly existing and in good standing with respect to the filing of annual returns under the Laws of Ontario and Delaware, respectively, being its respective jurisdiction of incorporation. Each of UEC and UEC U.S. has full power and authority to own its property, to carry on its business in each jurisdiction in which it operates and, in the case of UEC, to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. Each of UEC and UEC U.S. is duly qualified, licensed or registered to carry on business in all jurisdictions where the nature of the property owned by it or the business carried on by it makes such qualification necessary, and has full legal right under the Laws of all such jurisdictions to own its property and to carry on the business carried on by it, except to the extent that failure to be so qualified or to have any such right has not had or would not reasonably be expected to have a Material Adverse Effect.

(b) **Validity of Agreement.** The execution, delivery and performance by UEC of this Agreement and each of the Ancillary Agreements to which it is a party:

(i) have been duly authorized by all necessary corporate action on the part of it;

(ii) do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require any consent or approval under, result in a breach of, default under or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of its constating documents or by-laws or any material contracts or instruments to which it is a party or pursuant to which any of the Assets or the Business may be affected, other than those consents or approvals which have been obtained or will be obtained by UEC on or prior to Closing;

(iii) will not result in the violation of any Law;

(iv) will not result in a breach of, or cause the termination or revocation of, any Authorization held by UEC or UEC U.S. or necessary to the ownership of the Assets or the operation of the Business;

(v) will not result in the termination or amendment of any Material Contract;

(vi) will not constitute a default under, or result in a violation of any judgment, order, writ, injunction or decree of any Governmental Entity; and

(vii) will not result in any right of termination or first refusal becoming effective or the imposition of a Lien, other than Permitted Liens, on any of the Assets.

(c) **Authorizations.** There is no requirement for or on UEC or UEC U.S. to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity or Person as a condition to the lawful completion of the transactions contemplated by this Agreement. UEC and UEC U.S. own, hold, possess and lawfully use in the operation of the Business all Authorizations that are, in any manner, necessary for it to conduct the Business as presently or previously conducted or for the ownership and use of the Assets in compliance with all applicable Laws except for failures to do so which individually or in the aggregate would not have a Material Adverse Effect (the "**Material Authorizations**"). All Material Authorizations are listed in Schedule 5.1(c). Each Material Authorization is valid, subsisting and in good standing and UEC and UEC U.S. are in compliance with all terms, conditions and expectations of each such Material Authorization and no act, condition or event has occurred which would constitute a default under any such Material Authorization, or which would permit (whether immediately or with the giving of notice or the lapse of time or both) the Governmental Entity or Person issuing or granting such Authorization to terminate, or vary adversely the terms conditions or expectations of, or exercise any right or remedy under, or impose any penalty with respect to, any such Material Authorization and none of the same contains any term, provision, condition or limitation which be reasonably likely to have a Material Adverse Effect, and, to the knowledge of the UEC Principal Shareholders or UEC, no proceeding is pending or threatened to revoke or limit any Material Authorization. To the knowledge of the UEC Principal Shareholders or UEC, there are no grounds that would justify any Governmental Entity or Person amending, suspending, cancelling, revoking or invalidating any such Authorizations or would justify any charge, administrative or monetary penalty, order or other proceeding against either of UEC or UEC U.S. or the Business.

(d) **Execution and Binding Obligation.** This Agreement and each of the Ancillary Agreements to which UEC or UEC U.S. is a party has been duly executed and delivered by it and constitutes legal, valid and binding obligations of it enforceable against it in accordance with their respective terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e) **Restrictive Covenants.** Neither UEC nor UEC U.S. is a party to or bound or affected by or subject to any contract, agreement, undertaking, commitment, charter or by-law, Law or Governmental Authorization (other than a contract, agreement, undertaking or commitment entered into pursuant to Article 8 of this Agreement or which would not have a Material Adverse Effect):

(i) limiting the freedom of either UEC or UEC U.S. to (A) compete in any line of business or any geographic area, (B) acquire goods or services, (C) sell goods or services to any customer or potential customer, or (D) transfer or move any of its assets or operations;

(ii) that would be violated, breached by, or under which default would occur or a Lien would, or with notice or the passage of time would, be created, or in respect of which the obligations of UEC or UEC U.S. will increase or the rights or entitlements of UEC or UEC U.S. will decrease or any obligation on the part of UEC or UEC U.S. to give notice to any Governmental Entity will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any Ancillary Agreement, except for such violations, breaches, defaults, Liens, increases in obligations or decreases in rights or entitlements or obligations to give notice which do not have a Material Adverse Effect; or

(iii) which has a Material Adverse Effect.

Capitalization

(f) **Authorized and Issued UEC Shares.** The authorized capital of UEC is an unlimited number of class A shares, an unlimited number of class B shares, an unlimited number of class C shares and an unlimited number of common shares and the issued and outstanding UEC Shares are as set forth in Schedule A, and all of the UEC Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule.

(g) **Authorized and Issued UEC U.S. Shares.** The authorized capital of UEC U.S. is 1,500 common shares and the issued and outstanding UEC U.S. Shares are as follows:

shareholder	number and class of shares
UEC	1,500 common

and all of the UEC U.S. Shares set forth above as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth above.

(h) **Pre-Emptive Rights.** Except pursuant to this Agreement, no Person has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of UEC or UEC U.S.

(i) **No Restrictions on Transfer.** There are no restrictions in either the constating documents or the by-laws of UEC, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Purchased Shares from the Vendors to the Purchaser, other than the consent of the directors of UEC, and which will not have been complied with at Closing.

General Matters Relating to the Business

(j) **Conduct of Business in Ordinary Course.** Since the Balance Sheet Date the Business has been carried on in the Ordinary Course and in compliance, in all material respects, with all applicable Laws, and, except for those matters of the following types which do not have a Material Adverse Effect, neither UEC nor UEC U.S. has:

(i) experienced any change in its financial condition, operations or prospects other than changes in the Ordinary Course, none of which has had a Material Adverse Effect

(ii) incurred or assumed or paid or discharged any material obligation or material liability (direct or contingent), except for current obligations and liabilities incurred in the ordinary and normal course of business;

(iii) except in the Ordinary Course, made any material wage or salary increases or paid any bonus or other amounts in respect of the Employees;

(iv) hired or dismissed any senior employees or hired or dismissed more than 20 Employees;

(v) granted any bonuses, whether monetary or otherwise, or made any general wage or salary increases in respect of its Employees or changed the terms of employment for any Employee or entered into a written contract with any Employee, except, in each case, in the Ordinary Course;

(vi) directly or indirectly, engaged in any transaction, made any loan or entered into any arrangement with any officer, director, partner, shareholder, Employee (whether current or former or retired), consultant, independent contractor or agent of UEC or UEC U.S. or any other Person not dealing at arm's length with it;

(vii) waived or cancelled any rights or claims or made any gift;

(viii) except in the Ordinary Course, sold or otherwise disposed of any fixed or capital assets (other than dispositions having a fair market value, in the case of any single sale or disposition, less than $100,000);

(ix) except in the Ordinary Course, made, or made any commitments to make, any capital expenditures (other than capital expenditures, in the case of any single capital expenditure, less than $100,000);

(x) incurred or assumed any obligation or liability (fixed or contingent), except those unsecured current obligations and liabilities incurred in the Ordinary Course, none of which has a Material Adverse Effect;

(xi) discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent) other than liabilities included in the Financial Statements and liabilities incurred since the Balance Sheet Date in the Ordinary Course;

(xii) incurred or experienced any damage, destruction, loss, virus or denial of service attack, Information Technology failure, undergone any labour dispute, organizing drive, application for certification or other event, development or condition of any character that materially affects the business, assets, properties or future prospects of the Business;

(xiii) transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Financial Statements or cancelled any debts or entitlements except, in each case, in the Ordinary Course;

(xiv) mortgaged, pledged, subjected to Lien, granted a Lien, or permitted to exist any Lien or otherwise encumbered any of the Assets other than in the Ordinary Course;

(xv) amended or terminated any Material Contract;

(xvi) suffered an extraordinary loss, or waived or omitted to take any action in respect of any rights of material value, or entered into any material commitment or transaction not in the Ordinary Course;

(xvii) amended its articles of incorporation, charter, by-laws or other governing documents;

(xviii) entered into, assumed or become subject to any contract out of the Ordinary Course;

(xix) directly or indirectly, declared or paid any dividends or declared or made any other distribution of its securities or assets or, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares or securities;

(xx) made any change in its accounting policies; or

(xxi) authorized or agreed or otherwise become committed to do any of the foregoing.

(k) **No Material Adverse Change.** Since the Balance Sheet Date there has not been any Material Adverse Change with respect to either UEC or UEC U.S. or the Business.

(l) **Contracts with Non-Arm's Length Persons.** Except as set forth in the Prospectus, as at Closing, there will be no existing material Contracts or material arrangements to which either UEC or UEC U.S. is a party in which either UEC or UEC U.S., any director or officer of either UEC or UEC U.S. or any other Person not dealing at arm's length with either UEC or UEC U.S., or any director or officer of UEC or UEC U.S. has an interest, whether directly or indirectly, including arrangements for the payment of management or consulting fees of any kind whatsoever.

(m) **No Obligations to Existing Shareholders.** Neither UEC nor UEC U.S. has any obligations to any of its shareholders or their respective affiliates which would in any way affect the Purchaser or the transfer of the Purchased Shares to the Purchaser hereunder or the operation of the Business by UEC and UEC U.S. after Closing, other than: (i) as disclosed in the Prospectus, and (ii) such obligations which will be terminated at the Effective Time.

(n) **Compliance with Laws.** Each of UEC and UEC U.S., as applicable, is conducting and has always conducted the Business in compliance with all applicable Laws of each jurisdiction in which the Business is carried on, other than acts of non-compliance which, individually or in the aggregate, would not be material.

(o) **No Finder's Fee.** Neither UEC nor UEC U.S. has taken, and it agrees that it will not take, any action that would cause the Purchaser or any of its affiliates to become liable for any claim or demand for a brokerage commission, finder's fee or other similar payment in connection with the

transactions contemplated hereby, other than with respect to any underwriter's fees as described in the Prospectus.

Matters Relating to the Assets

(p) **Sufficiency of Assets.** The Assets include all material rights and property necessary to carry on the Business after the Closing substantially in the same manner as it was conducted prior to the Closing. The net working capital (as determined in accordance with GAAP) of the Business as at the date hereof and set forth in the relevant Books and Records is sufficient to carry on the Business after the Closing substantially in the same manner as it was conducted prior to the Closing.

(q) **Title to the Purchased Assets.** The Assets (i) constitute all of the assets used by UEC and UEC U.S. in carrying on the Business, and (ii) include all of the property and assets set forth in or reflected in the balance sheet forming part of the Financial Statements, other than assets acquired since the Balance Sheet Date or sold, transferred or otherwise disposed of in accordance with this Agreement since the Balance Sheet Date. UEC or UEC U.S., as applicable, has legal and beneficial ownership of the Assets free and clear of all Liens except for Permitted Liens. No other Person owns any property and assets which are being used in the Business except for (i) the Leased Properties, and (ii) personal property (including vehicles, machinery and equipment) leased by UEC or UEC U.S., as applicable, pursuant to the Contracts.

(r) **No Options, etc.** No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase from UEC or UEC U.S., as applicable, of any of the Assets.

(s) **Condition of Tangible Assets.** The buildings, structures, vehicles, machinery, equipment, computers and other tangible personal property owned or used by UEC or UEC U.S. are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. None of such buildings, structures, vehicles, machinery, equipment or other property are in need of maintenance or repairs except for ordinary routine maintenance and repairs that are not material in nature or cost.

(t) **No Insolvency or Bankruptcy Proceedings.** Neither UEC nor UEC U.S. is insolvent or has committed any act of bankruptcy, proposed any compromise or arrangement or taken any proceeding with respect thereto and no encumbrancer or receiver has taken possession of any of either UEC's or UEC U.S.'s property, nor is any of the foregoing, to the knowledge of the UEC Principal Shareholders or UEC, pending or threatened.

(u) **Leases.** Neither UEC nor UEC U.S. is a party to, or under any agreement to become a party to, any leases with respect to real property that is used or to be used in the Business other than the Lease, a copy of which has been provided to the Purchaser. The Lease is in good standing, creates a good and valid leasehold estate in the Leased Property thereby demised and is in full force and effect. With respect to the Lease (i) all rents and additional rents have been paid, (ii) no waiver, indulgence or postponement of the lessee's obligations has been granted by the lessor, (iii) there exists no event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under the Lease, (iv) to the knowledge of the UEC Principal Shareholders or UEC, all of the covenants to be performed by any other party under the Lease have been fully performed, (v) all accounts

for work and services performed and materials placed or furnished upon or in respect of the Leased Property at the request of either UEC or UEC U.S. have been fully paid and satisfied, and no Person is entitled to claim a lien under any Law in respect of work performed or materials provided to any real property against the Leased Property or any part thereof, other than current accounts in respect of which the payment due date has not yet passed, and (vi) the Leased Property is fully serviced by all public and private utility services that are necessary for the operation of the Business and has suitable access to public roads, and there are no outstanding or, to the knowledge of the UEC Principal Shareholders or UEC, any proposed levies, charges or fees assessed against the Leased Property by any public authority (including development or improvement levies, charges or fees). Schedule 5.1(u) contains, in respect of the Lease, a description of the leased premises (by municipal address), the term of the Lease and the rental payments under the Lease.

(v) **No Breach of Material Contracts.** The Material Contracts are the only contracts material to the Business. Each of the Material Contracts has been duly authorized, executed and delivered by UEC or UEC U.S., as applicable, and, to the knowledge of the UEC Principal Shareholders or UEC, each of the other parties thereto and constitutes legal, valid and binding obligations of UEC or UEC U.S., as applicable, and, to the knowledge of the UEC Principal Shareholders or UEC, each of the other parties thereto enforceable against them, subject only to limitations under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. Each of UEC and UEC U.S. has performed in all material respects all of the obligations required to be performed by it, and is entitled to all benefits under, and is not in default of any Material Contract. Each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act (including the purchase of the Purchased Shares) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default under any Material Contract other than any requirements to obtain the consent to assignment of the other party. True, correct and complete copies of all Material Contracts have been delivered to the Purchaser.

(w) **Accounts Receivable.** The Accounts Receivable are bona fide and represent amounts due with respect to actual arm's length transactions entered into in the Ordinary Course, and the Accounts Receivable are not, or will not be, as the case may be, subject to any setoff or counterclaim. The applicable reserves for doubtful accounts set forth in the Financial Statements are made in accordance with GAAP.

(x) **No Breach of Other Contracts.** Neither UEC nor UEC U.S. has materially violated or materially breached any of the terms or conditions of any Contract (provided that this representation and warranty will not apply to the Material Contracts), and to the knowledge of the UEC Principal Shareholders or UEC, all the covenants to be performed by any other party to such Contract have been fully performed in all material respects.

(y) **Intellectual Property Rights.** The material UEC Intellectual Property is owned by, or validly licensed to, UEC or UEC U.S., as applicable, as set forth in Schedule 5.1(y). UEC or UEC U.S., as applicable, has the sole and exclusive right to use the trademarks listed in Schedule 5.1(y) and has not licenced or otherwise authorized any other Person to use any of the other UEC Intellectual Property. To the knowledge of the UEC Principal Shareholders or UEC, the conduct of the

Business does not materially infringe upon the Intellectual Property of any other Person and no such infringement has been alleged by any Person. To the knowledge of the UEC Principal Shareholders or UEC, no other Person is infringing upon the UEC Intellectual Property. Each of UEC and UEC U.S. has taken all commercially reasonable precautions and made all commercially reasonable efforts to protect the UEC Intellectual Property (including the making of registrations and filings with Governmental Entities where appropriate) and to secure the confidentiality of its proprietary information. Neither the execution nor the consummation of the transactions contemplated by this Agreement will adversely affect the UEC Intellectual Property.

(z) **Information Technology.** The Information Technology:

(i) is suitable for the purposes for which it is being used;

(ii) is complete and no other computer hardware, software, system or other information technology is needed to carry on the Business;

(iii) is free from known material defects or deficiencies; and

(iv) to the knowledge of the UEC Principal Shareholders or UEC, does not contain any disabling mechanisms or protection features which are designed to disrupt or prevent the use of the Information Technology, including computer viruses, time locks or any code, instruction or device that may be used without authority to access, modify, delete or damage any of the Information Technology.

No material upgrade to or replacement of the Information Technology after the Closing Date has been approved by either UEC or UEC U.S.

Financial Matters

(aa) **Books and Records.** All accounting and financial Books and Records have been fully, properly and accurately kept and completed in all material respects.

(bb) **Financial Statements.** The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with those of previous fiscal years and each presents fairly:

(i) the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position and condition of UEC and UEC U.S. on a consolidated basis, as at the date of the Financial Statements; and

(ii) the sales and earnings and results of operations of UEC and UEC U.S. on a consolidated basis, during the periods covered by the Financial Statements.

True, correct and complete copies of the Financial Statements have been provided by the UEC Principal Shareholders and UEC to the Purchaser.

(cc) **Absence of Undisclosed Liabilities.** Since the Balance Sheet Date, neither UEC nor UEC U.S. has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise), which continue to be outstanding, except (A) as disclosed in the Financial Statements, and (B) as incurred in the Ordinary Course and which do not have a Material Adverse Effect.

Particular Matters Relating to the Business

(dd) **Environmental Matters.**

(i) All operations of UEC and UEC U.S. have been and are now, in compliance with all Environmental Laws. Any Release by either UEC or UEC U.S. of any Hazardous Substance, including from the Business or the Assets, into the Environment complied and complies with all Environmental Laws.

(ii) All Environmental Approvals have been obtained, are valid and in full force and effect, have been and are being complied with, and there have been and are no proceedings commenced or threatened to revoke or amend any Environmental Approval.

(iii) Neither UEC nor UEC U.S. has ever been prosecuted for or convicted of any offence under any Environmental Law, nor has either UEC or UEC U.S. been found liable in any proceeding to pay any fine, penalty, damages, amount or judgment to any Person as a result of any Release or threatened Release or as a result of the breach of any Environmental Law, and to the knowledge of the UEC Principal Shareholders or UEC there is no basis for any such proceeding or action.

(iv) Neither UEC nor UEC U.S. has been required by any Governmental Entity to (i) alter any of the Facilities Locations in a material way in order to be in compliance with Environmental Laws, or (ii) perform any environmental closure, decommissioning, rehabilitation, restoration or post-remedial investigations, on, about, or in connection with any real property and the Facilities Locations and the Business are in compliance with Environmental Laws.

(v) To the knowledge of the UEC Principal Shareholders or UEC, without conducting any investigation other than a review of its own records:

(A) none of the Facilities Locations (i) has ever been used by any Person as a waste disposal site or as a licensed landfill, or (ii) has ever had asbestos-containing materials, PCBs, radioactive substances or aboveground or underground storage systems, active or abandoned, located on, at or under them;

(B) no properties adjacent to any of the Facilities Locations contain Hazardous Substances in danger of migration to the Facilities Locations where such Hazardous Substances could, if it migrated to a Facility Location, have a Material Adverse Effect on the Facilities Locations; and

(C) there are no Hazardous Substances located in the ground or in groundwater under any of the Facilities Locations.

(ee) **Employees.**

(i) Each of UEC and UEC U.S. is in material compliance with all terms and conditions of employment and all Laws respecting employment including pay equity, wages and hours of work, occupational health and safety and there are no outstanding claims, complaints, investigations or orders under any such Laws.

(ii) Neither UEC nor UEC U.S. has or is engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the UEC Principal Shareholders or UEC, threatened against either UEC or UEC U.S.

(iii) No collective agreement currently exists or is being negotiated by either UEC or UEC U.S. or any other Person.

(iv) No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to either UEC or UEC U.S., the Business or to any of the Employees by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of the UEC Principal Shareholders or UEC, threatened to apply to be certified as the bargaining agent of any of the Employees. To the knowledge of the UEC Principal Shareholders or UEC there are no threatened or pending union organizing activities involving either UEC or UEC U.S., the Business or the Employees. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the UEC Principal Shareholders or UEC, threatened against either UEC or UEC U.S. and no such event has occurred within the last three years.

(v) All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, and benefits under the Employee Plans have either been paid or are accurately reflected in the Books and Records.

(vi) Except as otherwise previously disclosed by the Vendor to the Purchaser, no Employee has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.

(vii) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance/workers' compensation legislation in respect of UEC or UEC U.S. or the Business and neither UEC nor UEC U.S. has been reassessed in any material respect under such legislation during the past three years, and to the knowledge of the UEC Principal Shareholders or UEC no audit of the Business is currently being performed pursuant to any applicable workplace safety and insurance/workers' compensation legislation. There are no claims or potential claims that may materially adversely affect either UEC's or UEC U.S.'s accident cost experience pursuant to any applicable workplace and insurance/workers' compensation legislation, regulations or rules.

(viii) The UEC Principal Shareholders and UEC have provided to the Purchaser all orders and inspection reports under applicable provincial Occupational Health and Safety legislation ("**OHSA**") relating to UEC, UEC U.S. and the Business. There are no charges pending under OHSA in respect of either UEC or UEC U.S. or the Business. Each of UEC and UEC U.S. has complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(ff) **Employee Plans.**

(i) The UEC Principal Shareholders and UEC have furnished to the Purchaser true, correct and complete copies of all the Employee Plans as amended as of the date hereof, together with all related documentation, including, without limitation, funding and investment agreements, all summary plan descriptions and employee booklets.

(ii) No Employee Plan is a registered plan or is a plan that is required by Law to be registered.

(iii) UEC or UEC U.S., as applicable, may unilaterally amend or terminate, in whole or in part, each Employee Plan, subject only to approvals required by Law.

(iv) All contributions or premiums required to be paid by UEC or UEC U.S., as applicable, under the terms of each Employee Plan or by Law have been made in a timely fashion in accordance with such Law and the terms of the Employee Plans. Neither UEC nor UEC U.S. has any liability (other than liabilities accruing after the Closing Date) with respect to any of the Employee Plans.

(v) None of the UEC Principal Shareholders or UEC has knowledge of any fact, condition or circumstance since the delivery of the documents described in Section 5.1(ff)(i) that would materially affect the information contained therein and, in particular and without limiting the generality of the foregoing, no commitments to improve or otherwise amend any Employee Plan have been made except as required by applicable Laws.

(vi) There are no going concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies respecting the Employee Plans.

(vii) None of the Employee Plans (other than pension plans) provide benefits to retired employees or to the beneficiaries or dependants of retired employees.

(viii) All employee data that has been provided by the Vendor to the Purchaser is true and correct as of the date of this Agreement and the UEC Principal Shareholders will notify the Purchaser of any changes thereto prior to the Closing Date.

(ix) All of the Employee Plans are and have been established, qualified, invested, administered and amended, in all respects, in accordance with its terms and all Laws.

(x) None of the Employee Plans is subject to any pending investigation, examination or other proceeding, action or claim initiated by any regulatory authority, or by any other party (other than routine claims for benefits), and, to the knowledge of the UEC Principal Shareholders or UEC, there exists no state of facts which could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim.

(gg) **Insurance.** Each of UEC and UEC U.S. maintains insurance policies with responsible insurers as are appropriate to the Business in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable businesses. All such policies of insurance coverage are in full force and effect. Neither UEC nor UEC U.S. is in default with respect to any of the provisions contained in any such insurance policy and has not failed to give any notice or

present any claim under any such insurance policy in due and timely fashion. The UEC Principal Shareholders and UEC are not aware of any circumstances in respect of which any Person could make a claim under any insurance policy. True, correct and complete copies of all such insurance policies have been delivered to the Purchaser and are listed on Schedule 5.1(gg).

(hh) **Litigation.** Except for each of the following matters as would not have a Material Adverse Effect, there are no (i) actions, suits or proceedings, at Law or in equity, by any Person, (ii) grievance, arbitration or alternative dispute resolution process, or (iii) administrative or other proceeding by or before (or to the knowledge of the UEC Principal Shareholders or UEC, any investigation by) any Governmental Entity, pending, or, to the knowledge of the UEC Principal Shareholders or UEC, threatened against or affecting either UEC or UEC U.S., the Business or any of the Assets, and none of the UEC Principal Shareholders or UEC knows of any valid basis for any such action, complaint, grievance, suit, proceeding, arbitration or investigation. Neither UEC nor UEC U.S. is subject to any judgment, order or decree entered in any lawsuit or proceeding nor has either UEC or UEC U.S. settled any claim prior to being prosecuted in respect of it. Except for such matters as would not have a Material Adverse Effect, neither UEC nor UEC U.S. is the plaintiff or complainant in any action, suit or proceeding.

(ii) **Indebtedness.** Except as set out in the Prospectus, neither UEC nor UEC U.S. has any outstanding bonds, debentures, notes, mortgages or other indebtedness for borrowed money (which, for greater certainty, excludes capital leases and other conditional sales arrangements) and neither UEC nor UEC U.S. has agreed to create or issue any bonds, debentures, notes, mortgages or other indebtedness for borrowed money.

(jj) **Taxes.**

(i) Each of UEC and UEC U.S. has duly and timely (i) except for the Tax Returns for each of UEC and UEC U.S. in respect of the fiscal year ended September 30, 2006 and the Tax Returns for UEC in respect of the fiscal year ended September 30, 2005, filed with the appropriate Governmental Entity or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the Books and Records of UEC for all Taxes payable in respect of the periods ending on or before the Closing Date; (iii) withheld and remitted to the appropriate Governmental Entities all amounts required to be withheld by it in respect of the Tax liability of any other Person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any Person, including any of its officers and directors and any non-resident Person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other Governmental Entity or agency. Except in respect of the fiscal year ended September 30, 2006, notices of assessment of Canadian federal and provincial income tax liabilities of UEC or UEC U.S. have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior to this Agreement, and each of UEC and UEC U.S. are current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits,

audits, proceedings, investigations or other actions pending or, to the knowledge of the UEC Principal Shareholders or UEC, threatened in respect of Taxes.

(ii) Other than the application by UEC U.S. to the United States Internal Revenue Service to extend the time for filing its Tax Return in respect of the fiscal year ended September 30, 2006, neither UEC nor UEC U.S. is a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by UEC or UEC U.S. or Tax Returns required to be filed by UEC or UEC U.S.

(iii) Neither UEC nor UEC U.S. is engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes.

(iv) Except for reserves for Taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established. Adequate provision will be made in the Books and Records of UEC for all Taxes accruing in the current fiscal year.

5.2 Prospectus Disclosure.

Each of the UEC Principal Shareholders severally (and not jointly or jointly and severally) represents and warrants to the Purchaser, and acknowledges and confirms that the Purchaser is relying upon these representations and warranties in completing the transactions contemplated by this Agreement, that the Prospectus constitutes full, true and plain disclosure of all Material Facts relating to the Purchaser, UEC, UEC U.S., the Business and the common shares of the Purchaser, and the Prospectus (other than information therein relating solely to the Underwriters) does not contain any Misrepresentation.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

6.1 Representations and Warranties of the Purchaser.

The Purchaser represents and warrants as follows to each of the Vendors and acknowledges and confirms that each of the Vendors is relying upon such representations and warranties in completing the transactions contemplated by this Agreement.

(a) **Existence and Qualification.** The Purchaser is a corporation duly organized and validly existing and in good standing with respect to the filing of annual returns under the Laws of the federal jurisdiction of Canada, being its jurisdiction of incorporation. The Purchaser is or will be within the time periods required by applicable Laws, registered as an extra-provincial corporation in each of the Provinces in which such registration is so required pursuant to applicable Laws. The Purchaser has full power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party.

(b) **Validity of Agreement.** The execution, delivery and performance by the Purchaser of this Agreement and each of the Ancillary Agreements to which it is a party:

(i) have been duly authorized by all necessary corporate action on the part of the Purchaser;

(ii) do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require any consent or approval under, result in a breach or a violation of, or conflict with, any of the terms or provisions of its constating documents or by-laws or any contracts or instruments to which it is a party or pursuant to which any of its assets or property may be affected; and

(iii) will not result in the violation of any Law.

(c) **Execution and Binding Obligation.** This Agreement and each of the Ancillary Agreements to which the Purchaser is a party have been duly executed and delivered by the Purchaser and constitute legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their respective terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d) **GST Registration.** The Purchaser is a registrant for the purposes of the tax imposed under Part IX of the *Excise Tax Act* (Canada).

(e) **No Finder's Fee.** The Purchaser has not taken, and it agrees that it will not take, any action that would cause any of the Vendors or any of their respective affiliates to become liable for any claim or demand for a brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby, other than with respect to any underwriter's fees as described in the Prospectus.

ARTICLE 7
PRE-CLOSING COVENANTS OF THE PARTIES

7.1 Conduct of Business Prior to Closing.

(a) During the Interim Period, UEC will, and the UEC Principal Shareholders will cause UEC and UEC U.S., as applicable, to, conduct the Business only in the Ordinary Course and in accordance with applicable Law, including paying and discharging the liabilities of the Business in accordance and consistent with past practice.

(b) Without limiting the generality of Section 7.1(a), UEC will, and each of the UEC Principal Shareholders will cause UEC and UEC U.S. to:

(i) use its Best Efforts to preserve intact its current business organization, keep available the services of the Employees and agents of the Business and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, lessors, distributors and all other Persons having business relationships with UEC and UEC U.S.;

(ii) continue and keep in full force and effect all insurance coverage currently held by UEC and UEC U.S.;

(iii) confer with the Purchaser concerning operational matters of a material nature relating to the Business;

(iv) use its Best Efforts to retain possession and control of the Assets and preserve the confidentiality of any confidential or proprietary information relating to the Business;

(v) use its Best Efforts to conduct the Business so as not to cause or permit to exist a breach of any representations and warranties of the Vendors contained in the Agreement;

(vi) not, without the prior written consent of the Purchaser, take any of the actions, do any of the things or perform any of the acts described in Section 5.1(j);

(vii) cooperate with the Purchaser and use Best Efforts to obtain and diligently assist the Purchaser in obtaining all necessary consents, approvals and authorizations under any applicable Law pertaining to the transactions contemplated by this Agreement;

(viii) promptly advise the Purchaser orally and, if then requested, in writing (i) of any fact or any change in the business, operations, affairs, assets, liabilities, capitalization, financial condition or prospects of UEC or UEC U.S. that could have a Material Adverse Effect; (ii) of any breach by the Vendors of any covenant or agreement contained in this Agreement; and (iii) of any death, disability, resignation, termination of employment or other departure of any senior officer of UEC or UEC U.S.; and

(ix) otherwise periodically report to the Purchaser concerning the state of UEC, UEC U.S., the Business and the Assets.

7.2 Access for Due Diligence.

(a) UEC will and the UEC Principal Shareholders will cause UEC and UEC U.S. to (i) permit the Purchaser and its employees, counsel, agents, accountants or other representatives, during the Interim Period, to have free and unrestricted access during normal business hours and upon reasonable notice to (A) the premises of UEC and UEC U.S., (B) the Assets and, in particular to any information, including all Books and Records whether retained by UEC and UEC U.S. or otherwise, (C) all Contracts and all Leases, and (D) the senior personnel of UEC and UEC U.S., and (ii) furnish to the Purchaser or its employees, counsel, agents, accountants or other representatives such financial and operating data and other information with respect to UEC, UEC U.S., the Assets and the Business as the Purchaser may from time to time reasonably request. UEC will and the UEC Principal Shareholders will cause UEC and UEC U.S. to cooperate and assist, to the extent reasonably requested by the Purchaser, with the Purchaser's investigation of the property, assets, undertaking and financial condition of UEC and UEC U.S. The Purchaser's rights of access shall be exercised in a manner that does not unreasonably interfere with the operations of UEC and UEC U.S.

(b) UEC will and the UEC Principal Shareholders will cause UEC and UEC U.S. to, upon request by the Purchaser or Purchaser's counsel, execute and deliver to the Purchaser all necessary consents to permit the Purchaser to have inspections made and have existing records released to the Purchaser by the municipal building and zoning department, fire department, public works, environmental agencies, the elevator inspections branch of the provincial or territorial department of labour and other appropriate authorities as the Purchaser may consider advisable between the

date of this Agreement and Closing. Such consents shall authorize and direct the release of information to the Purchaser.

(c) No investigations made by or on behalf of the Purchaser, whether under this Section 7.2 or any other provision of this Agreement or any Ancillary Agreement, will have the effect of waiving, diminishing the scope of, or otherwise affecting, any representation or warranty made in this Agreement or any Ancillary Agreement.

7.3 Actions to Satisfy Closing Conditions.

(a) Each of the Vendors agrees to take all such actions as are within its power to control and use its Best Efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 8.1 including, without limitation, ensuring that there has been no breach of any representations and warranties.

(b) The Purchaser agrees to take all such actions as are within its power to control and use its Best Efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 8.2 including, without limitation, ensuring that there has been no breach of any representations and warranties.

7.4 Transfer of the Purchased Shares.

Each of the Vendors will take all necessary steps and proceedings to permit good title to its respective Purchased Shares to be duly and validly transferred and assigned to the Purchaser at the Closing, free of all Liens.

7.5 Request for Consents.

Each of the Parties will use its Best Efforts to obtain, prior to Closing, all Required Consents. Such Required Consents will be upon such terms as are acceptable to the Purchaser, acting reasonably. The Purchaser will co-operate in obtaining such Required Consents.

7.6 Filings and Authorizations.

Each of the Parties, as promptly as practicable after the execution of this Agreement, will (i) make, or cause to be made, all such filings and submissions under all Laws applicable to it, as may be required for it to consummate the transactions contemplated hereby, including the purchase and sale of the Purchased Shares in accordance with the terms of this Agreement, (ii) use its Best Efforts to obtain, or cause to be obtained, all Authorizations necessary or advisable to be obtained by it in order to consummate the transactions contemplated hereby, including the purchase and sale of the Purchased Shares, and (iii) use its Best Efforts to take, or cause to be taken, all other actions which are necessary or advisable in order for it to fulfil its obligations under this Agreement. The Parties will coordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including, without limitation, providing each other with all notices and information supplied to or filed with any Governmental Entity (except for notices and information which any Party, in each case acting reasonably, considers highly confidential and sensitive which may be filed on a confidential basis), and all notices and correspondence received from any Governmental Entity.

7.7 Notice of Untrue Representation or Warranty.

Each of the Vendors and UEC will promptly notify the Purchaser and the Purchaser will promptly notify the Vendors and UEC, upon any representation or warranty made by it contained in this Agreement or any Ancillary Agreement becoming untrue or incorrect during the Interim Period. Any such notification will set out particulars of the untrue or incorrect representation or warranty and details of any actions being taken by the relevant Party to rectify that state of affairs.

ARTICLE 8
CONDITIONS OF CLOSING

8.1 Conditions for the Benefit of the Purchaser.

The obligation of the Purchaser to complete the transactions contemplated by this Agreement, including the purchase of the Purchased Shares, is subject to the following conditions to be fulfilled or performed at or prior to the Closing, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a) **Truth of Representations and Warranties.** The representations and warranties of the Vendors contained in this Agreement or in any Ancillary Agreement must be true and correct in all material respects as of the Closing Date (except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects) with the same force and effect as if such representations and warranties had been made on and of such date, and each of the Vendors must have delivered to the Purchaser a certificate to that effect, with respect to itself, signed by such Vendor or a senior officer of such Vendor, if such Vendor is not an individual. The receipt of such certificates and the Closing will not constitute a waiver by the Purchaser of any of the representations and warranties of each of the other Parties that are contained in this Agreement or in any Ancillary Agreement. Upon the delivery of such certificates, the representations and warranties of the Vendor in Article 5 will be deemed to have also been made on and as of the Closing Date with the same force and effect as if made on and as of such date (qualified as to knowledge where stated).

(b) **Performance of Covenants.** Each of the other Vendors must have fulfilled or complied with all covenants contained in this Agreement and in every Ancillary Agreement to be fulfilled or complied with by it at or prior to the Closing, and each of the Vendors must have delivered to the Purchaser a certificate to that effect, with respect to itself, signed by such Vendor or a senior officer of such Vendor, if such Vendor is not an individual. The receipt of such certificate and the Closing will not constitute a waiver by the Purchaser of any of the covenants of each of the other Parties that are contained in this Agreement and the Ancillary Agreements.

(c) **Consents and Authorizations.** All Required Consents will have been obtained on terms acceptable to the Purchaser, acting reasonably.

(d) **Proceedings.** All proceedings to be taken in connection with the transactions contemplated by this Agreement and any Ancillary Agreement on the part of the Vendors must be satisfactory in form and substance to the Purchaser, acting reasonably, and the Purchaser must have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation of such transactions and the taking of all necessary corporate proceedings in connection therewith.

(e) **Change in Law.** During the Interim Period, no Law, proposed Law, any change in any Law, or the interpretation or enforcement of any Law will have been introduced, enacted or announced (including the introduction, enactment or announcement of any Law respecting taxes or environmental matters), the effect of which will be to prevent or to increase materially the cost to (i) the Purchaser of completing the transactions contemplated in this Agreement, or (ii) UEC and UEC U.S. of operating the Business after Closing on substantially the same basis as currently operated.

(f) **No Legal Action.** No action or proceeding will be pending or threatened by any Person (other than the Purchaser) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Purchaser or UEC and UEC U.S. to conduct the Business after Closing on substantially the same basis as heretofore operated.

(g) **Directors and Officers of UEC and UEC U.S.** The Board of Directors of each of UEC and UEC U.S. at the Closing Time shall consist of individuals nominated by the Purchaser and there shall have been delivered to the Purchaser on or before the Closing Time the resignations of all individuals who are directors or officers of UEC or UEC U.S. that are not nominees of the Purchaser (except to the extent that the Vendors shall have been notified to the contrary by the Purchaser) and duly executed comprehensive releases from each such individual of all their claims respectively, against (i) UEC or UEC U.S., as applicable, except for any claims for current unpaid remuneration, and (ii) Sempra.

(h) **No Material Adverse Change.** Since the date of this Agreement there will not have been any Material Adverse Change.

8.2 Conditions for the Benefit of Certain of the Vendors.

The obligation of each of the UEC Principal Shareholders and Sempra (collectively, the "**Particular Vendors**" and individually a "**Particular Vendor**") to complete the transactions contemplated by this Agreement, including the sale of the Purchased Shares, is subject to the following conditions to be fulfilled or performed at or prior to the Closing, which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor in its sole discretion:

(a) **Truth of Representation and Warranties.** The representations and warranties of the Purchaser contained in this Agreement or in any Ancillary Agreement must be true and correct in all material respects as of the Closing Date (except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects) with the same force and effect as if such representations and warranties had been made on and as of such date, and the Purchaser must have executed and delivered a certificate of a senior officer to that effect. The receipt of such certificate and the Closing will not be a waiver of the representations and warranties of the Purchaser that are contained in this Agreement and the Ancillary Agreements. Upon the delivery of such certificate, the representations and warranties of the Purchaser in Article 6 will be deemed to have been made on and as of the Closing Date with the same force and effect as if made on and as of such date (qualified as to knowledge where stated).

(b) **Performance of Covenants.** The Purchaser must have fulfilled or complied with all covenants contained in this Agreement and in any Ancillary Agreement to be fulfilled or complied with by it at or prior to Closing and the Purchaser must have executed and delivered to the Vendors a

certificate of a senior officer to that effect. The receipt of such certificates and the Closing will not constitute a waiver by each Particular Vendor of the covenants of the Purchaser or UEC that are contained in this Agreement and the Ancillary Agreements.

(c) **Proceedings.** All proceedings to be taken in connection with the transactions contemplated in this Agreement and any Ancillary Agreement on the part of the Purchaser must be satisfactory in form and substance to each Particular Vendor, acting reasonably, and each Particular Vendor must have received copies of all the instruments and other evidence as it may reasonably request in order to establish the consummation of such transactions and the taking of all corporate proceedings in connection therewith.

(d) **No Legal Action.** No action or proceeding will be pending or threatened by any Person in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Purchaser, UEC or UEC U.S. to conduct the Business after Closing on substantially the same basis as heretofore operated.

8.3 Conditions for the Benefit of the UEC Non-Principal Shareholders.

The obligation of each of the UEC Non-Principal Shareholders to complete the transactions contemplated by this Agreement, including the sale of the Purchased Shares, is subject to the following condition to be fulfilled prior to or concurrently with Closing:

(a) **Sale by UEC Principal Shareholders.** The closing of the purchase and sale of the Purchased Shares by the UEC Principal Shareholders to the Purchaser hereunder must have occurred.

8.4 Conditions Precedent.

The transactions contemplated hereby, including the purchase and sale of the Purchased Shares, are subject to the following terms and conditions to be fulfilled prior to or concurrently with Closing, which conditions are true conditions precedent:

(a) **UEC Acquisition Agreement and Offering.** Each of the UEC Principal Shareholders, Sempra and the Purchaser must be satisfied that transactions contemplated under the UEC Acquisition Agreement and the Offering will have closed or will close promptly following Closing.

ARTICLE 9
CLOSING

9.1 Date, Time and Place of Closing.

The completion of the transactions contemplated by this Agreement will take place at the offices of Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, Toronto, Ontario, at the Closing Time on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between the Particular Vendors and the Purchaser.

9.2 Vendors and UEC Deliverables at Closing.

At Closing, the Vendors will deliver or cause to be delivered to the Purchaser the following:

(a) certificates representing their respective Purchased Shares, accompanied by stock transfer powers duly executed in blank or duly executed instruments of transfer;

(b) in respect of the UEC Non-Principal Shareholders and Shalcor Management Inc., duly executed instruments of transfer with respect to beneficial interest in their respective Purchased Shares;

(c) a new certificate representing the Purchased Shares registered in the name of the Purchaser;

(d) a certified copy of resolutions of the board of directors of UEC approving the transfer of the Purchased Shares to the Purchaser;

(e) certified copies of (i) the charter documents and by-laws of each of the Vendors that is a corporation and UEC, (ii) all resolutions of the shareholders and the board of directors of each of each of the Vendors that is a corporation and UEC, as applicable, approving the entering into and completion of the transactions contemplated by this Agreement and the Ancillary Agreements, and (iii) a list of the officers and directors of each of the Vendors that is a corporation and UEC authorized to sign agreements together with their specimen signatures;

(f) a certificate of status, compliance, good standing or like certificate with respect to each of the Vendors that is a corporation and UEC issued by the appropriate governmental officials of its jurisdiction of incorporation and, in the case of UEC, each other jurisdiction in which its good standing is required by the extent of its business;

(g) the certificates referred to in Section 8.1(a) and Section 8.1(b);

(h) the minute books, corporate seals and all corporate records of UEC;

(i) their respective executed counterparts of the Escrow Agreement;

(j) their respective executed counterparts of the Lock-Up Agreement;

(k) the resignations and releases of the relevant officers and directors referred to in Section 8.1(g);

(l) comprehensive releases from each of UEC and UEC U.S., as applicable, in favour of each of the directors and officers that are resigning pursuant to Section 8.1(g);

(m) comprehensive releases from each of the Vendors in favour of UEC and UEC U.S.;

(n) comprehensive releases from each of UEC and UEC U.S. in favour of each of the Vendors;

(o) all other documents required to be entered into or delivered by the Vendors at Closing pursuant to the terms of this Agreement.

9.3 Purchaser Deliverables at Closing.

At Closing, the Purchaser will deliver or cause to be delivered to the UEC Principal Shareholders (on their own behalf and on behalf of the other Vendors other than Sempra) and Sempra (or as otherwise indicated below) the following:

(a) to MK in trust on behalf of the Vendors, the portion of the Purchase Price referred to in Section 3.2(a) in the manner set forth in Section 3.2(a);

(b) subject to Section 3.2(b)(ii) in respect of the Non-Resident Vendors, to the Escrow Agent, certificates representing the Purchase Price Shares registered in the name of the respective Vendors, to be held and dealt with in accordance with the terms of the Escrow Agreement;

(c) certified copies of (i) the charter documents and by-laws of the Purchaser, (ii) resolutions of the board of directors of the Purchaser approving the entering into and completion of the transactions contemplated by this Agreement and the Ancillary Agreements, and (iii) a list of the officers and directors of the Purchaser authorized to sign agreements together with their specimen signatures;

(d) a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by the appropriate governmental officials of the federal jurisdiction of Canada;

(e) the certificates referred to in Section 8.2(a) and Section 8.2(b);

(f) the Escrow Agreement, executed by the Purchaser and the Escrow Agent;

(g) the executed UEC/Sempra Share Pledge; and

(h) all other documents required to be entered into or delivered by the Purchaser at Closing pursuant to the terms of this Agreement.

9.4 UEC USA.

Without limitation of any other representation, warranty or covenant of each of the Vendors hereunder, with respect to the UEC USA, each Vendor hereby: (a) irrevocably waives any and all rights to purchase UEC Shares held by other shareholders of UEC pursuant to the UEC USA or otherwise arising as a result of or in connection with the transactions contemplated by this Agreement; and (b) effective as of the Closing Date, irrevocably (i) sells, assigns and transfers to the Purchaser all right, title and interest of such Vendor, in, to and under the UEC USA, and (ii) releases, quitclaims and forever discharges UEC and the Purchaser and their respective directors, officers, employees, shareholders, former directors, former officers, former employees, and former shareholders, and their respective heirs, executors, administrators, legal representatives, successors, assigns, affiliates and agents (collectively, the "**Releasees**") from any and all manner of rights, interests, actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, costs, liabilities, obligations, damages, expenses, claims or demands whatsoever, including, but not limited to, civil, statutory, administrative, contractual or tortious, and whether or not now known, suspected or claimed, which against the Releasees or any of them, directly or indirectly, that such Vendor or such Vendor's successors or assigns ever had, now have, or can, shall or hereafter may have, by reason of or arising out of or in connection with any cause, matter or thing whatsoever done or omitted to be done, occurring or existing up to and inclusive of the Closing Date pursuant to or in connection with the UEC USA.

ARTICLE 10
TERMINATION

10.1 Termination by Purchaser.

If any of the conditions set forth in Section 8.1 have not been fulfilled or waived at or prior to Closing or any obligation or covenant of the Vendors to be performed at or prior to Closing has not been observed or performed by such time, the Purchaser may terminate this Agreement by giving notice in writing to the Vendors. Upon giving the requisite notice, the Purchaser will be released from all obligations hereunder, save and except for its obligations under Section 15.3 and Section 15.5, which will survive. If the Purchaser waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

10.2 Termination by the Particular Vendors.

If any of the conditions set forth in Section 8.2 have not been fulfilled or waived at or prior to Closing or any obligation or covenant of the Purchaser to be performed at or prior to Closing has not been observed or performed by such time, each Particular Vendor may terminate this Agreement by giving notice in writing to the Purchaser and the other Vendors. Upon giving the requisite notice, the Vendors, UEC and UEC U.S. will be released from all obligations hereunder, save and except for its obligations under Section 15.3 and Section 15.5, which will survive. If a Vendor waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

10.3 Other Termination Rights.

This Agreement may, prior to or on the Closing Date, be terminated:

(a) by mutual written consent of the Particular Vendors and the Purchaser;

(b) if the conditions precedent set forth in Section 8.3 have not been fulfilled or waived at or prior to Closing, by notice in writing by any Party; or

(c) if the Closing has not been completed on or prior to February 28, 2007, by notice in writing by the Purchaser or any Particular Vendor,

and, in such event, each Party will be released from all obligations under this Agreement, save and except for its obligations under Section 15.3 and Section 15.5, which will survive.

10.4 Effect of Termination.

Each Party's right of termination under this Article 10 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing in Article 10 will limit or affect any other rights or causes of action either the Purchaser or any of the Vendors may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

ARTICLE 11
LIABILITY AND INDEMNIFICATION

11.1 Responsibility of Vendor.

After Closing, subject to the limitations set forth herein, each of the Vendors severally (and not jointly or jointly and severally) will:

(a) be liable to the Purchaser and its Additional Indemnitees for all Indemnified Losses which any one or more of them may suffer, sustain, pay or incur; and

(b) indemnify and save harmless the Purchaser and its Additional Indemnitees from and against all Indemnified Losses which may be brought against or suffered by any one or more of them or which any one or more of them may sustain, pay or incur;

as a result of any act, omission, circumstance or other matter arising out of, resulting from, attributable to or connected with:

(i) any Agreement Default made by such Vendor herein or in any Ancillary Agreement delivered at Closing pursuant to the provisions hereof; and

(ii) the failure to obtain any necessary approvals, consents, waivers or modifications for any Restricted Rights referred to in Section 12.2(a) including, without limitation, any claims relating to any resultant termination of any such Restricted Rights or any increase of obligations or decrease of rights or entitlements of UEC or UEC U.S.

11.2 Responsibility of Purchaser.

After Closing, subject to the Purchaser's rights and remedies under Section 11.1 and without limiting such rights and remedies and not including any Indemnified Loss for which the Purchaser is indemnified under Section 11.1, the Purchaser will, subject to the limitations set forth herein:

(a) be liable to each of the Vendors and its respective Additional Indemnitees for all Indemnified Losses which any one or more of them may suffer, sustain, pay or incur; and

(b) indemnify and save harmless each of the Vendors and its respective Additional Indemnitees from and against all Indemnified Losses which may be brought against or suffered by any one or more of them or which any one or more of them may sustain, pay or incur;

as a result of any act, omission, circumstance or other matter arising out of, resulting from, attributable to or connected with (whether before, on or after the Closing Date) any Agreement Default made by the Purchaser herein or in any Ancillary Agreement delivered at Closing pursuant to the provisions hereof.

11.3 Limit on Parties' Responsibility.

A Party's obligations and liability under this Agreement, however arising, will be subject to the following limitations:

(a) Other than in respect of an Agreement Default by a Vendor in respect of Sections 4.1(e), 4.1(f) and 5.2, no claim will be made by the Purchaser or its Additional Indemnitees against the Vendors pursuant to Section 11.1 for any particular Indemnified Loss unless such Indemnified Loss exceeds an amount equal to $100,000, in which event, subject to Sections 11.3(b) and 11.3(c), the Vendors' aggregate obligations for such Indemnified Loss will include the entire amount of such Indemnified Loss.

(b) Other than in respect of any misrepresentation or breach of warranty made by a Vendor in respect of Sections 4.1(e), 4.1(f) and 5.2, no claim will be made by the Purchaser or its Additional Indemnitees against the Vendors pursuant to Section 11.1 for Indemnified Losses related to misrepresentations or breaches of warranty (excluding any individual Indemnified Loss related to any misrepresentation or breach of warranty that is less than or equal to $100,000) unless such Indemnified Losses exceed, in the aggregate, $500,000. If the total amount of all such Indemnified Losses exceeds $500,000 then, subject to Section 11.3(c), the Vendors' aggregate obligation for such Indemnified Losses will be limited to the amount which exceeds $500,000.

(c) In no event whatsoever will a Vendor's liability pursuant hereto for Indemnified Losses be greater, on an aggregate basis, than the aggregate net after-tax proceeds received hereunder by such Vendor in respect of the sale of its respective Purchased Shares (including, for greater certainty, all cash and common shares of the Purchaser received by such Vendor pursuant to this Agreement, but, in the case of such common shares, only for such period of time as such common shares remain in escrow pursuant to the terms of the Escrow Agreement) ("**Proceeds**"). In addition, notwithstanding any other provisions hereof, with respect to any claim where any of the Vendors have joint or joint and several liability hereunder, each Vendor's liability for Indemnified Losses relating to any such claim shall not be greater than the lesser of (i) such Vendor's proportion (based on the percentages set forth in Schedule A) of the Indemnified Loss, and (ii) the amount of Proceeds actually received by such Vendor.

(d) The Purchaser and its Additional Indemnitees will have no remedy or cause of action for an Agreement Default by the Vendor in respect of Section 5.2 unless the Purchaser has suffered Indemnified Losses as a direct result of an action brought by a holder of common shares of the Purchaser claiming that the Prospectus (not including any information or statement in the Prospectus relating solely to the Underwriters which have been provided for the purpose of such inclusion by the Underwriters) failed to constitute full, true and plain disclosure of all Material Facts relating to the Purchaser, UEC, UEC U.S., the Business and the common shares of the Purchaser or otherwise contained a Misrepresentation.

(e) Notwithstanding any other provision of this Agreement to the contrary, the Vendors will not be liable for any claim for any matter in respect of which there is Indemnified Losses relating to a breach of the representations contained in Section 5.1(jj) (such matters, "**Indemnity Issues**") to the extent such Indemnified Losses results from the waiver, following Closing, of any time limitation, statutory or otherwise, for any Indemnity Issue.

(f) The Vendors will have no liability in connection with Indemnified Losses unless the Purchaser will, prior to the expiry of the Survival Period, have provided the Vendors with a Notice of Claim.

11.4 Responsibility Extends to Legal Costs and Settlement.

Notwithstanding any provision to the contrary contained in this Article 11, references to costs in the liability and indemnification obligations prescribed by Sections 11.1 and 11.2 will be deemed to include legal (on a solicitor-client basis) and other professional fees and disbursements on a full indemnity basis, and will extend to settlements, satisfactions or other compromises with respect to claims by third Persons for Indemnified Losses.

11.5 Limitations.

Notwithstanding anything herein to the contrary:

(a) the indemnities provided in Sections 11.1 and 11.2 will be reduced on a dollar for dollar basis to the extent that claims for Indemnified Losses are reimbursed to the Person to be indemnified by insurance (net of any increase of insurance premiums paid to or to be paid by the Person to be indemnified that results from such Person making an insurance claim); and

(b) if Indemnified Losses suffered, sustained, paid or incurred by Persons claiming indemnity at any time:

  (i) on or before the making of an indemnity payment, are reduced by any Tax benefit or recovery, the amount of such reduction, together with simple interest thereon from the date of payment thereof at the Prime Rate, will be set off and netted against the indemnity payment made by the indemnifying Party to the Person claiming indemnity; and

  (ii) following the making of an indemnity payment, may be reduced by any Tax benefit or recovery, then either the Person claiming indemnity or the indemnifying Party will provide written notice of such recoverability to the indemnifying Party or the Person claiming indemnity, as the case may be, whereupon the Parties will attempt to determine the amount of the Tax benefit or recovery. If, within 30 Business Days from delivery of such notice, the relevant Parties are unable to agree on the amount of the Tax benefit or recovery, then any such Party may submit the matter (including the question of whether or not the indemnity payment may be reduced by a Tax benefit or recovery) for prompt determination by the Auditor, whose determination will be final and binding upon the Parties, whereupon the amount of such recovery or benefit (as agreed upon or determined by the Auditor), together with simple interest thereon from the date of the determination (in the manner specified above) of such amount at the Prime Rate, will promptly be paid by the Person claiming indemnity to the indemnifying Party.

11.6 Limitation on Rights or Remedies.

(a) This Article 11 sets forth the sole rights and remedies of each Party and its Additional Indemnitees in connection with: (i) the transactions contemplated herein; and (ii) any act, omission, circumstance or other matter arising out of, resulting from, attributable to or connected with any Agreement Default made by the other Party, and, subject to the fraud of, or wilful misconduct or intentional breach of a covenant by, such other Party, such first mentioned Party and its Additional Indemnitees will have no further right or remedy (whether legal, equitable, fiduciary or in tort) whatsoever, against the other Party, or its Affiliates or their respective directors, officers, servants, agents, advisors or employees.

(b) Subject to the fraud of, or wilful misconduct or intentional breach of a covenant by, the Vendors, their respective Affiliates or their respective shareholders, directors and officers, the Purchaser acknowledges that it will not be entitled to any rights or remedies as against any of the Vendors, their respective Affiliates, or their respective shareholders, directors, officers, servants, agents and employees under applicable Law, including common law or in equity, pertaining to any Indemnified Losses, in respect of which it is required to indemnify any of the Vendors pursuant to Section 11.2.

(c) Subject to the fraud of, or wilful misconduct or intentional breach of a covenant by, the Purchaser, its Affiliates or their respective shareholders, directors and officers, each of the Vendors acknowledges that it will not be entitled to any rights or remedies as against the Purchaser, its Affiliates, or their respective shareholders, directors, officers, servants, agents and employees under applicable Law, including common law or in equity, pertaining to any Indemnified Losses, in respect of which it is required to indemnify the Purchaser pursuant to Section 11.2.

11.7 Procedure – Indemnities.

Any Person seeking indemnification will give reasonably prompt notice thereof, and in any event within 20 days, to the Person from whom indemnification is sought. If the Person seeking indemnification fails to give such notice, such failure shall not preclude such Person from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the claim or increased the amount of liability or cost of defense. If the Person from whom indemnification is sought pays the indemnified amount to the other Person seeking indemnification, the paying Person will not be responsible for any costs described in Section 11.4 incurred after such payment.

11.8 Indemnification Procedures for Third Party Claims.

(a) In the case of claims made by a third party with respect to which indemnification is sought, the Party seeking indemnification (the "**Indemnified Party**") shall give prompt notice, and in any event within 20 days, to the other Party (the "**Indemnifying Party**") of any such claims made upon it. If the Indemnified Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the claim or increased the amount of liability or cost of defense.

(b) The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 11.8(a), to assume the control of the defence, compromise or settlement of the claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Section in respect of that claim.

(c) Upon the assumption of control of any claim by the Indemnifying Party as set out in Section 11.8(b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the claim at its sole expense, including if necessary, employment of counsel and experts reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent

information and witnesses under the Indemnified Party's control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any claim at its own expense. The Indemnifying Party shall not settle any claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld.

(d) The final determination of any claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such claim against the Indemnifying Party.

(e) If the Indemnifying Party does not assume control of a claim as permitted in Section 11.8(b), the Indemnified Party shall be entitled to make such settlement of the claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the claim shall be binding upon the Indemnifying Party.

11.9 No Merger of Legal Responsibilities.

The liabilities and indemnities created in this Article 11 will be deemed to apply to, and will not merge in, all assignments, transfer and other documents conveying any of the Purchased Shares to the Purchaser, notwithstanding the terms of such assignments, transfers and other documents, applicable Law or any rule of law or equity to the contrary, and all such rules are hereby waived.

ARTICLE 12
POST-CLOSING COVENANTS

12.1 Access to Books and Records.

For a period of 6 years from the Closing Date or for such longer period as may be required by Law, the Purchaser will retain all original accounting Books and Records relating to the Business for the period prior to the Closing Date and delivered to it in connection with the completion of the transactions contemplated by this Agreement and will take such precautions as are reasonable to maintain such Books and Records in good condition, but the Purchaser will not be responsible or liable to the Vendor for any accidental loss or destruction of or damage to any such Books and Records that occurs despite the precautions taken by the Vendor. So long as such Books and Records are retained by the Purchaser pursuant to this Agreement, each of the UEC Principal Shareholders will have the reasonable right to inspect and make copies (at its own expense) of them upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Purchaser, UEC or UEC U.S. The Purchaser will have the right to have its representatives present during any such inspection.

12.2 Confidentiality.

(a) After the Closing, each Vendor will keep confidential all information in its possession or under its control relating to UEC, UEC U.S. and the Business (collectively, "**Confidential Information**") and will only disclose such information to its and its affiliates employees, officers and directors (collectively, "**Representatives**") and no Vendor shall or shall permit disclosure by its Representatives unless required by Law, provided that each Vendor will promptly notify the Purchaser thereof, consult with the Purchaser and cooperate with the Purchaser at the Purchaser's

expense in any attempt by the Purchaser (in its discretion) to resist or narrow such disclosure or to obtain an order or other assurance that such Confidential Information will be accorded confidential treatment. Notwithstanding the foregoing, for all purposes of this Agreement Confidential Information shall not include information which is or becomes generally available to the public (including information becoming available as a result of its disclosure in the Prospectus) other than as a result of a disclosure by such Vendor in violation of this Agreement.

(b) After Closing, no Vendor will use or otherwise exploit, in whole or in part, directly or indirectly, any of the Confidential Information without the prior written consent of the Purchaser, which consent may be withheld for any reason by the Purchaser

12.3 Assistance By Vendor.

If at Closing there are any Restricted Rights in respect of which necessary consents, approvals, waivers or modifications have not been obtained, then the Purchaser may waive the closing condition under Section 8.1(c) with respect to such Restricted Rights and instead elect to have the Vendors continue their efforts to obtain any necessary consents, approvals, waivers or modifications.

If the Purchaser waives the condition in Section 8.1(c), elects to have the Vendors continue its efforts to obtain any necessary consents, approvals, waivers or modifications and the Closing occurs, the Vendors shall:

(a) apply for and use Best Efforts to obtain all consents, approvals, waivers or modifications acceptable to the Purchaser acting reasonably; and

(b) take all such actions and do, or cause to be done, all such things at the request of the Purchaser as shall reasonably be necessary in order that the value and benefits of the applicable Restricted Rights shall be preserved and enure to the benefit of the Purchaser.

12.4 Further Assurances.

From time to time after the Closing Date, each Party will at the request of the other execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to carry out the intent of this Agreement and each Ancillary Agreement.

ARTICLE 13
PRIVACY LEGISLATION MATTERS

13.1 Compliance with Applicable Privacy Laws.

(a) The Vendors and UEC acknowledge and confirm that UEC and UEC U.S. have complied at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to the Purchaser pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**"). The Vendors and UEC hereby covenant and agree to advise the Purchaser of all purposes for which Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates and all additional purposes where they have notified the individual of such additional purpose, and or disclosure, unless such use or disclosure is permitted or authorized by

law, without notice to, or consent from, such individual provided however that in such case UEC will have advised the Purchaser of the legislative provisions on which it is relying.

(b) Prior to Closing, none of the Parties will use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of this Transaction.

(c) Each of the Parties acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties will proceed with the Transaction, and that the disclosure of Personal Information relates solely to the carrying on of the Business, or the completion of the Transaction.

(d) The Purchaser undertakes, after Closing, to utilize the Personal Information only for those purposes for which the Personal Information was initially collected from or in respect of individuals.

(e) The Parties covenant and agree that where the Parties do not complete or proceed with the Transaction, each Party who received Disclosed Personal Information will, if such information is still in the custody of our under the control of such Party, either, at such Party's option, destroy such information or return it to the Party that disclosed it.

ARTICLE 14
GRANT OF AUTHORITY

14.1 Grant of Authority.

In addition to, and without any limitation to, any powers of attorney it may have provided, each UEC Non-Principal Shareholder (each, a "**Grantor**") hereby irrevocably authorizes Mark Silver in his sole discretion: (a) to act as its representative at the Closing to execute in its name and on its behalf all closing receipts and documents required; (b) to complete or correct any errors or omissions in any form or document including this Agreement or any Ancillary Agreement, provided by the Grantor; (c) to receive on its behalf any cash and certificates representing the Purchase Price Shares delivered under this Agreement and any further common shares of the Purchaser issuable pursuant to Section 3.3; (d) to approve any opinions, certificates or other documents addressed to the Grantor; (e) to waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Grantor and contained in the Agreement or any Ancillary Agreement; and (f) to exercise any rights of termination contained in this Agreement.

ARTICLE 15
MISCELLANEOUS

15.1 Notices.

Any notice, direction or other communication given under this Agreement or any Ancillary Agreement will be in writing and given by delivering it or sending it by facsimile:

(a) to any of the Vendors at its address on Schedule 15.1, as applicable.

(b) to UEC at:

Universal Energy Corporation
Suite 1700 Sheppard Avenue West
Toronto, Ontario
M2N 6S6

Attention: President
Facsimile: (416) 981-3085

(c) to the Purchaser at:

Universal Energy Group Ltd.
Suite 1700 Sheppard Avenue West
Toronto, Ontario
M2N 6S6

Attention: President
Facsimile: (416) 981-3085

Any such communication will be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile on the Business Day following the date of confirmed transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice will be sent to such Party at its changed address.

15.2 Time of the Essence.

Time will be of the essence of this Agreement.

15.3 Announcements.

At all times prior to Closing, any press release or public statement or announcement (a "**Public Statement**") with respect to the transaction contemplated in this Agreement will be made only with the prior written consent and joint approval of the Particular Vendors and the Purchaser (the "**Approving Parties**") unless such Public Statement is required by Law or by any stock exchange, in which case the Approving Party required to make the Public Statement will use its Best Efforts to obtain the approval of the other Approving Parties as to the form, nature and extent of the disclosure. After the Closing, any Public Statement by any of the Vendors will be made only with the prior written consent and approval of the Purchaser unless the Public Statement is required by Law or by any stock exchange, in which case such Vendor will use its Best Efforts to obtain the approval of the Purchaser as to the form, nature and extent of the disclosure.

15.4 Third Party Beneficiaries.

Except as otherwise provided in Section 11.1 and Section 11.2, the Parties intend that this Agreement will not benefit or create any right or cause of action in, or on behalf of, any Person, other than the Parties to this Agreement and no Person, other than the Parties to this Agreement, will be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Purchaser acts as trustee and agent on behalf of each of its Additional Indemnitees and the Vendors act as trustee and agent on behalf of each of their respective Additional Indemnitees and hold for their benefit their rights under Section 11.1 and Section 11.2, as applicable. Each Party agrees that the other Parties may enforce the indemnity for and on behalf of such remaining Additional Indemnitees and, in such event, the Party from whom indemnification is sought will not in any proceeding to enforce the indemnity by or on behalf of such remaining Additional Indemnitees assert any defence thereto based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defence. The Parties to this Agreement reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party to this Agreement, without notice to or consent of that Person, including any Additional Indemnitee.

15.5 Expenses.

Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, investment advisers and accountants) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated herein and therein will be paid by the Party incurring such expenses.

15.6 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement executed by the Parties.

15.7 Waiver.

(a) No waiver of any of the provisions of this Agreement or any Ancillary Agreement will be deemed to constitute a waiver of any other provision (whether or not similar), nor will such waiver be binding unless executed in writing by the Party to be bound by the waiver.

(b) No failure on the part of any Party to exercise, and no delay in exercising any right under this Agreement will operate as a waiver of such right, nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

15.8 Non-Merger.

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge on and will survive the Closing and, notwithstanding such Closing and any investigation made by or on behalf of any Party, will continue in full force and effect. Closing will not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

15.9 Authorship.

The Parties hereto agree that the terms and language of this Agreement and all Ancillary Agreements are the result of negotiations between the Parties and, as a result, there will be no presumption that any ambiguity in this Agreement or any Ancillary Agreement will be resolved against any Party.

15.10 Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated in this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth herein and therein and no Party has relied and is not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement and the Ancillary Agreements. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of this Agreement will govern.

15.11 Successors and Assigns.

(a) This Agreement will become effective when executed by each of the Parties and after that time will be binding upon and enure to the benefit of each Party and its respective heirs, executors, successors and permitted assigns.

(b) Except as provided in this Section 15.11, neither this Agreement nor any of the rights or obligations under this Agreement will be assignable or transferable by any Party without the prior written consent of the other. The Purchaser will be entitled, upon giving notice to the Vendors at any time on or prior to the Closing Date, to assign this Agreement or any of the Purchaser's rights and obligations under this Agreement to any Affiliate of the Purchaser subject to the following conditions:

(i) the assignee will become jointly and severally liable with the Purchaser, as a principal and not as a surety, with respect to all of the representations, warranties, covenants, indemnities and agreements of the Purchaser; and

(ii) the assignee will execute an agreement confirming the assignment and the assumption by the assignee of all obligations of the Purchaser under this Agreement.

15.12 Severability.

If any provision of this Agreement is determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

15.13 Governing Law.

(a) This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) Each of the Parties irrevocably attorns and submits to the non-exclusive jurisdiction of the Courts of the Province of Ontario.

15.14 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument.

[Signature pages follow]

IN WITNESS WHEREOF the Parties have executed this Acquisition Agreement.

UNIVERSAL ENERGY GROUP LTD.

Per: [redacted]
Name: Mark Silver
Title: President,
Electricity & Gas Marketing

UNIVERSAL ENERGY CORPORATION

Per: [redacted]
Name:
Title:

SEMPRA ENERGY TRADING CORP.

Per: [redacted]
Name:
Title:

UEC PRINCIPAL SHAREHOLDERS:

GASCO HOLDINGS INC.

Per: ______________________
Name:
Title:

1663749 ONTARIO LIMITED

Per: [redacted]
Name: Mark Silver
Title: President

SHALCOR MANAGEMENT INC.

Per: [redacted]
Name: Mark Silver
Title: President

UEC NON-PRINCIPAL SHAREHOLDERS:

UEC DISTRIBUTORS GROUP LTD.

Per: [redacted]
Name: Mark Silver
Title: President

IN WITNESS WHEREOF the Parties have executed this Acquisition Agreement.

UNIVERSAL ENERGY GROUP LTD.

Per: ______________________________

Name: Mark Silver
Title: President,
Electricity & Gas Marketing

UNIVERSAL ENERGY CORPORATION

Per: ______________________________

Name:
Title:

SEMPRA ENERGY TRADING CORP.

Per: ______________________________

Name:
Title:

UEC PRINCIPAL SHAREHOLDERS:

GASCO HOLDINGS INC.

Per: [redacted]

Name: BARRY SKINNER
Title: DIRECTOR

1163749 ONTARIO LIMITED

Per: ______________________________

Name: Mark Silver
Title: President

SHALCOR MANAGEMENT INC.

Per: ______________________________

Name: Mark Silver
Title: President

UEC NON-PRINCIPAL SHAREHOLDERS:

UEC DISTRIBUTORS GROUP LTD.

Per: ______________________________

Name: Mark Silver
Title: President

[redacted]

NINO SILVESTRI,
by his attorney Mark Silver

[redacted]

KEVIN STERLING,
by his attorney Mark Silver

[redacted]

MIKE PILON,
by his attorney Mark Silver

[redacted]

RAYMOND SAMUELS
by his attorney Mark Silver

____

[redacted]

STEPHEN PLEMMER,
by his attorney Mark Silver

[redacted]

MORLEY SILVER,
by his attorney Mark Silver

[redacted]

LARRY GALBO,
by his attorney Mark Silver

[redacted]

ANDY WEINER,
by his attorney Mark Silver

[redacted]

BRIAN MARSELLUS,
by his attorney Mark Silver

[Signature pages for Acquisition Agreement]

UNDERWRITING AGREEMENT

January 26, 2007

Universal Energy Group Ltd.
Universal Energy Corporation
Terra Grain Fuels Holdings Inc.
Terra Grain Fuels Inc.
Gary J. Drummond
Mark L. Silver

The undersigned, National Bank Financial Inc. (**"NBF"**), CIBC World Markets Inc., GMP Securities L.P. and HSBC Securities (Canada) Inc. (collectively, the **"Underwriters"** and each individually an **"Underwriter"**) understand that Universal Energy Group Ltd. (the **"Corporation"**) proposes to issue and sell to the Underwriters 11,363,637 common shares of the Corporation (the **"Purchased Securities"**), which Purchased Securities shall have the material attributes described in and contemplated by the Final Prospectus (as defined below) dated January 26, 2007 and executed concurrently with the execution and delivery of this Agreement.

The Underwriters propose to distribute the Purchased Securities in Canada pursuant to the Final Prospectus and in the United States pursuant to Rule 144A (as defined below), all in the manner contemplated by this Agreement.

Based on the foregoing and subject to the terms and conditions contained in this Agreement, the Underwriters severally, on the basis of the percentages set forth in paragraph 19 of this Agreement, and not jointly, agree to purchase from the Corporation, and by its acceptance hereof, the Corporation agrees to sell to the Underwriters, the Purchased Securities on the Closing Date (as defined below) at a price of $11.00 per share for all but not less than all of the Purchased Securities (the **"Purchase Price"**).

By acceptance of this Agreement, the Corporation grants to the Underwriters a one-time, unassignable right to purchase, severally and not jointly, up to 1,704,546 common shares (the **"Additional Securities"**) from the Corporation on the same basis as the purchase of the Purchased Securities. If NBF, on behalf of the Underwriters, elects to exercise such right, NBF shall notify the Corporation in writing not later than 30 days after the Closing Date, which notice shall specify the number of Additional Securities to be purchased by the Underwriters and the date on which such Additional Securities are to be purchased. Such date may be the same as the Closing Date but not earlier than the Closing Date nor later than five Business Days after the date of such notice. Additional Securities may be purchased solely for the purpose of covering overallotments made in connection with the offering of the Purchased Securities. If any Additional Securities are purchased, each Underwriter agrees, severally and not jointly, to purchase the number of Additional Securities (subject to such adjustments to eliminate fractional shares as NBF may determine) that bears the same proportion to the total number of Additional Securities to be purchased as the number of Purchased Securities set out in paragraph 19 opposite the name of such Underwriter bears to the total number of Purchased Securities.

The Purchased Securities and the Additional Securities are hereinafter collectively referred to as the **"Securities"**.

In consideration of the Underwriters' agreement to purchase the Securities which will result from the acceptance by the Corporation of this offer and in consideration of the services to be rendered by the Underwriters in connection therewith, the Corporation agrees to pay to the Underwriters a fee of $0.66 per share (the **"Underwriting Fee"**). Such fee shall be due and payable at the Closing Time (as defined below) against payment for the Securities.

DEFINITIONS

1. **Definitions**

In this Agreement:

> **"1933 Act"** means the United States Securities Act of 1933, as amended, and "Rule 144A" means Rule 144A under the 1933 Act;
>
> **"1934 Act"** means the United States Securities Exchange Act of 1934, as amended;
>
> **"Additional Securities"** has the meaning given to it above;
>
> **"Affiliate"**, **"distribution"**, **"material change"**, **"material fact"**, **"misrepresentation"**, and **"subsidiary"** have the respective meanings given to them in the *Securities Act* (Ontario);
>
> **"Agreement"** means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;
>
> **"Acquisition Agreements"** has the meaning given to it in the Final Prospectus;
>
> **"Business Day"** means any day other than a Saturday or Sunday on which National Bank of Canada in Toronto, Ontario, is open for commercial banking business during normal banking hours;
>
> **"Canadian Securities Laws"** means all applicable securities laws in each of the Qualifying Jurisdictions and the respective rules, regulations, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the securities regulatory authorities in the Qualifying Jurisdictions;
>
> **"Canadian Securities Regulators"** means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;
>
> **"Claim"** has the meaning given to it in paragraph 15(b);
>
> **"Closing"** means the completion of the issue and sale by the Corporation of the Purchased Securities and the purchase by the Underwriters of the Purchased Securities pursuant to this Agreement;

"Closing Date" means February 2, 2007 or such other date as the Corporation and the Underwriters may agree upon in writing or as may be changed pursuant to paragraph 7 but in any event shall not be later than February 28, 2007;

"Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date;

"Corporation" has the meaning given to it above;

"Existing Shareholders" has the meaning given to it in the Final Prospectus;

"Existing Shareholder Group" has the meaning given to it in the Final Prospectus;

"Final Prospectus" means the (final) long form prospectus (in both the English and French languages unless the context indicates otherwise), prepared by the Corporation and relating to the distribution of the Securities;

"Financial Statements" means (i) the audited balance sheet of the Corporation as at November 1, 2006, (ii) the audited consolidated financial statements of UEC as at and for the 12-month period ending September 30, 2006, and (iii) the audited consolidated financial statements of TGFHI as at September 30, 2006 and for the period from April 25, 2006 to September 30, 2006, in each case including the notes thereto and the report of KPMG LLP thereon;

"Governmental Authority" means governments, regulatory authorities, governmental departments, agencies, agents, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

"Indemnified Party" has the meaning given to it in paragraph 15(b);

"Indemnifier" has the meaning given to it in paragraph 15(a);

"Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

"Material Adverse Effect" means, in relation to a specified fact, circumstance or event or combination thereof, that such fact, circumstance or event or combination thereof would reasonably be expected to have a significant adverse effect on:

(a) the market price or value of the Securities;

(b) the Corporation, and the Material Subsidiaries taken as a whole; or

(c) the ability of the party to which such fact, circumstance or event relates to perform its obligations under, or consummate the transactions contemplated by, this Agreement;

"Material Subsidiaries" means TGFHI, TGF, UEC and UGEC;

"NP 43-201" means National Policy 43-201 adopted by the Canadian Securities Regulators and its related memorandum of understanding;

"notice" has the meaning given to it in paragraph 24;

"Offering" has the meaning given to it in the Final Prospectus;

"Option Closing" means the completion of the issue and sale by the Corporation of the Additional Securities and the purchase by the Underwriters of the Additional Securities pursuant to this Agreement;

"Option Closing Date" has the meaning given to it in paragraph 11;

"Option Closing Time" has the meaning given to it in paragraph 11;

"Other Financial Information" means collectively:

(a) the Selected Pro Forma and Historical Financial Information set out on pages 17 and 18 of the Final Prospectus;

(b) the Management's Discussion and Analysis set out on pages 83 to 98 of the Final Prospectus; and

(c) the Auditor's Consents set out on pages F-2, F-3 and F-4 of the Final Prospectus;

"Preliminary Prospectus" means the preliminary long form prospectus (in both the English and French languages unless the context indicates otherwise) prepared by the Corporation relating to the distribution of the Securities;

"Promoters" means, collectively, Gary J. Drummond and Mark L. Silver and **"Promoter"** means either of them;

"Prospectus" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"Prospectus Amendment" means any amendment to the Preliminary Prospectus or the Final Prospectus;

"Purchase Price" has the meaning given to it above;

"Purchased Securities" has the meaning given to it above;

"Qualifying Jurisdictions" means all of the provinces and territories of Canada;

"Related Agreements" means the agreements referred to under the heading "Material Contracts" in the Final Prospectus (excluding this Agreement);

"Securities" has the meaning given to it above;

"Selling Firm" has the meaning given to it in paragraph 4(a);

"Sempra" means Sempra Energy Trading Corp.;

"TGF" means, as applicable, for the period commencing on and after Closing, TGF Amalco, and for the period prior to closing TGF Opco;

"TGF Amalco" means Terra Grain Fuels Inc., the corporation to be formed upon the amalgamation of TGFHI and TGF Opco;

"TGF Debentureholders" has the meaning ascribed to it in the Final Prospectus;

"TGFHI" means Terra Grain Fuels Holdings Inc., a corporation incorporated under the laws of Canada;

"TGF Non-Principal Shareholders" means the shareholders of TGF Amalco other than the TGF Principal Shareholders;

"TGF Opco" means Terra Grain Fuels Inc., a corporation incorporated under the laws of Canada;

"TGF Principal Shareholders" means AltFuel Strategic Investments Ltd. and Vertex Energy Limited;

"TSX" means the Toronto Stock Exchange;

"UEC" means Universal Energy Corporation, a corporation incorporated under the laws of Ontario;

"UEC Non-Principal Shareholders" means the shareholders of UEC other than the UEC Principal Shareholders;

"UEC Principal Shareholders" means Gasco Holdings Inc. and 1663749 Ontario Limited;

"UGEC" means Universal Gas & Electric Corporation, a company incorporated under the laws of the State of Delaware;

"Underwriter" and **"Underwriters"** have the respective meanings given to them above; and

"Underwriting Fee" has the meaning given to it above.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders.

All references to dollars or "$" are to Canadian dollars unless otherwise expressed.

TERMS AND CONDITIONS

2. **Compliance With Securities Laws**

The Corporation, UEC, TGFHI, TGF and the Promoters represent and warrant to, and covenant and agree with, the Underwriters that:

(a) the Corporation has prepared and filed the Preliminary Prospectus and has obtained pursuant to NP 43-201 an MRRS decision document evidencing the issuance by the Canadian Securities Regulators of receipts for the Preliminary Prospectus;

(b) the Corporation will, promptly and in any event no later than the Business Day after the execution and delivery of this Agreement, prepare and file a Final Prospectus and will obtain pursuant to NP 43-201 an MRRS decision document evidencing the issuance by the Canadian Securities Regulators of receipts for the Final Prospectus in accordance with NP 43-201 and comparable procedures in the Province of Québec; and

(c) the Corporation will promptly fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, the Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Securities to be lawfully distributed to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions.

3. **Due Diligence**

Prior to the filing of the Final Prospectus, the Corporation, UEC, TGFHI, TGF and the Promoters shall permit the Underwriters to review the Final Prospectus and shall allow each of the Underwriters to conduct any due diligence investigations which any of them reasonably requires in order to fulfil its obligations as an underwriter under the Canadian Securities Laws and in order to enable it to responsibly execute the certificate in the Final Prospectus required to be executed by it. Following the filing of the Final Prospectus up to the later of the Closing Date and the date of completion of the distribution of the Securities, the Corporation, UEC, TGFHI, TGF and the Promoters shall allow each of the Underwriters to conduct any due diligence investigations which any of them reasonably requires in order to fulfil its obligations as an underwriter under the Canadian Securities Laws.

4. **Distribution and Certain Obligations of the Underwriters**

(a) The Underwriters shall, and shall require any investment dealer or broker, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the distribution of the Securities (a **"Selling Firm"**), to

comply with the Canadian Securities Laws in connection with the distribution of the Securities and shall offer the Securities for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer, for sale to the public and sell the Securities only in those jurisdictions where they may be lawfully offered for sale or sold.

(b) The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Securities in a manner which complies with and observe all applicable laws and regulations (including Rule 144A) in each jurisdiction into and from which they may offer to sell the Securities or distribute the Prospectus or any Prospectus Amendment in connection with the distribution of the Securities and will not, directly or indirectly, offer, sell or deliver any Securities or deliver the Prospectus or any Prospectus Amendment to any person in any jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing or other similar requirements under the applicable securities laws of such other jurisdictions.

(c) For the purposes of this paragraph, the Underwriters shall be entitled to assume that the Securities are qualified for distribution in any of the Qualifying Jurisdictions where a receipt or similar document for the Prospectus shall have been obtained from the applicable securities commission following the filing of the Prospectus.

(d) The Corporation and the Underwriters agree that Schedule A to this Agreement, entitled "Rule 144A Sales in the United States", is incorporated by reference in and shall form part of this Agreement.

5. **Delivery of Documents**

(a) **Deliveries on Filing**

On or prior to the day of the filing of the Final Prospectus, the Corporation shall deliver to each of the Underwriters:

(i) a copy of the Preliminary Prospectus and the Final Prospectus in the English language signed and certified as required by the Canadian Securities Laws in the Qualifying Jurisdictions other than Québec;

(ii) a copy of the Preliminary Prospectus and the Final Prospectus in the French language signed and certified as required by the Canadian Securities Laws applicable in Québec;

(iii) a copy of any other document required to be filed by the Corporation under the Canadian Securities Laws;

(iv) opinions of Fraser Milner Casgrain LLP, dated the date of the Preliminary Prospectus and the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the

Underwriters, the Corporation, their respective counsel and the directors of the Corporation, to the effect that the French language version of each of the Preliminary Prospectus and the Final Prospectus, except for the Financial Statements and the Other Financial Information, as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and accurate translation of the English language version thereof;

(v) opinions of KPMG LLP dated the date of the Preliminary Prospectus and the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation, their respective counsel and the directors of the Corporation, to the effect that the French language version of the Financial Statements and Other Financial Information contained in the Preliminary Prospectus and the Final Prospectus is, in all material respects, a complete and proper translation of the English language version thereof;

(vi) a "long-form" comfort letter of KPMG LLP, dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditors within two Business Days of the date of the Final Prospectus), addressed to the Underwriters and the directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, which letter shall be in addition to the auditors' report contained in the Final Prospectus and the auditors' comfort letters addressed to the Canadian Securities Regulators; and

(vii) a copy of the letter from the TSX advising the Corporation that conditional approval of the listing of the Securities has been granted by the TSX, subject to the satisfaction of the customary conditions set out therein.

(b) **Prospectus Amendments**

In the event that the Corporation is required by Canadian Securities Laws to prepare and file a Prospectus Amendment, the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment in the English and French language. Any Prospectus Amendments shall be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Prospectus Amendments, the Corporation shall deliver to the Underwriters, with respect to such Prospectus Amendment, documents similar to those referred to in paragraphs 5(a)(iii), (iv), (v) and (vi). Subject to their rights under Section 14, the Underwriter agree to deliver a copy of any Prospectus Amendment to each purchaser of Securities from the Underwriters.

(c) **Representations as to Prospectus and Prospectus Amendments**

Filing of the Preliminary Prospectus, Final Prospectus and any Prospectus Amendment shall constitute a representation and warranty by the Corporation, UEC, TGFHI, TGF and the Promoters to the Underwriters that as at their respective dates and as at the date of filing:

(i) all information and statements (except information and statements relating solely to the Underwriters which have been provided by the Underwriters in writing specifically for use in the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment) contained in the Preliminary Prospectus, Final Prospectus and any Prospectus Amendment are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Securities;

(ii) no material fact or information has been omitted from such disclosure (except facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made;

(iii) the Corporation has not filed any confidential material change reports that are still maintained on a confidential basis; and

(iv) such documents comply in all material respects with the requirements of Canadian Securities Laws.

Such filings shall also constitute the Corporation's consent to the Underwriters' use of the Final Prospectus and any Prospectus Amendment in connection with the distribution of the Securities in the Qualifying Jurisdictions in compliance with this Agreement and Canadian Securities Laws.

(d) **Representations and Warranties of the Corporation, the Promoters, UEC, TGFHI, TGF**

Each of the Corporation, the Promoters, UEC, TGFHI and TGF jointly and severally represents and warrants to the Underwriters as follows, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Purchased Securities and entering into this Agreement:

(i) the Corporation is a corporation existing under the laws of Canada and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a Material Adverse Effect on the Corporation;

(ii) each of the Material Subsidiaries is duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

(iii) upon the completion of the transactions contemplated to occur on the Closing Date, that TGF Amalco will have been amalgamated and will be validly existing under the laws of Canada;

(iv) the Corporation and each of the Material Subsidiaries has the requisite corporate power, authority and capacity to enter into this Agreement and the Related Agreements to which they are a party and to perform the

transactions contemplated herein and therein and the Corporation and each of the Material Subsidiaries has the requisite corporate power, authority and capacity to own, lease and to operate its property and assets including licences or other similar rights and to carry on the business customarily carried on by it and has all the requisite corporate power and authority to carry on its business as currently carried on or as currently proposed to be carried on;

(v) the Corporation has authorized share capital consisting of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares of which one common share is currently issued and outstanding and William S. Maslechko is the registered holder of all such issued and outstanding common shares of the Corporation. No person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued securities of the Corporation except as otherwise referred to in the Final Prospectus;

(vi) immediately following the Closing Time and the completion of the transactions contemplated by the Final Prospectus, the number and amount of securities outstanding and the ownership structure of the Corporation, TGF Amalco, UEC and UGEC will be as set out in the Final Prospectus, and all securities of such entities owned by the Corporation or UEC will be held free and clear of all Liens, other than as disclosed in the Final Prospectus;

(vii) the Financial Statements included in the Preliminary Prospectus and the Final Prospectus have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved and fairly present in all material respects the financial position of the Corporation and the Material Subsidiaries as at the date of such statements;

(viii) the pro forma consolidated financial statements of the Corporation, including the notes thereto, in the Final Prospectus present fairly in all material respects the pro-forma consolidated financial position of the Corporation as at the dates of such statements and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(ix) the Other Financial Information fairly presents in all material respects the matters referred to therein and the assumptions used in the preparation of such information are reasonable and the adjustments used therein are appropriate to give effect to the matters referred to therein;

(x) other than as disclosed in the Prospectus, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of the Material

Subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of such persons or that would reasonably be expected to be material to an investor in making a decision to purchase the Securities;

(xi) except as disclosed in the Prospectus, none of the Corporation or any Material Subsidiary has any contingent liabilities in excess of the liabilities that are either reflected or reserved against in the Financial Statements which would reasonably be expected to be material to an investor in making a decision to purchase the Securities;

(xii) the Corporation and the Material Subsidiaries maintain a system of internal controls that is intended to be sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit the financial statements of the Corporation and the Material Subsidiaries to be fairly presented in accordance with Canadian generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; (v) material information relating to the Corporation and the Material Subsidiaries is made known to those within the Corporation and the particular Material Subsidiary responsible for the preparation of the financial statements and other public filings and that such material information is disclosed to the public within the time periods required by applicable laws; and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect the Corporation's ability to disclose to the public information required to be disclosed by it in accordance with applicable law and all fraud, whether or not material, that involves management or employees that have a significant role in the Corporation's internal controls have been disclosed to the Corporation's board of directors;

(xiii) no director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm's length with, the Corporation or any Material Subsidiary will continue after the Closing to be engaged in any material transaction or arrangement with or to be a party to a material contract with, or has any indebtedness, liability or obligation to, the Corporation or any Material Subsidiary except as disclosed to the Underwriters, as disclosed in the Prospectus, or for employment or consulting arrangements with employees or consultants or serving as a director or officer of the Corporation or a Material Subsidiary as described in the Prospectus;

(xiv) except as would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate, neither the Corporation nor any Material Subsidiary is in violation of, and the execution and delivery of this Agreement or any Related Agreement and the performance by the Corporation and the Material Subsidiaries of their obligations under this Agreement and the Related Agreements will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under, any term or provision of the constating documents or by-laws of the Corporation or any Material Subsidiary or any resolution of the directors or securityholders of the Corporation or any Material Subsidiary or any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation or any Material Subsidiary, and will not give rise to any Lien in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or any of the Material Subsidiaries or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties or assets;

(xv) no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority is required of the Corporation or any Material Subsidiary in connection with the execution and delivery or with the performance by the Corporation and the Material Subsidiaries of this Agreement and the Related Agreements except as disclosed in the Final Prospectus and compliance with the Canadian Securities Laws with regard to the distribution of the Securities, if any, in the Qualifying Jurisdictions;

(xvi) this Agreement and the Related Agreements to which the Corporation and any Material Subsidiary is, or is to be, a party have been duly authorized, executed and delivered by the Corporation and such Material Subsidiaries, as applicable, and constitute, or, as the case may be, will constitute when executed and delivered, legal, valid and binding obligations of the Corporation and the Material Subsidiaries, enforceable against them in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law;

(xvii) the Corporation and each of the Material Subsidiaries hold, or will hold at the Closing Time, all permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like (including as required under environmental laws) which are required from any Governmental Authority

or any other person necessary to conduct its business and activities as currently conducted or as the Prospectus discloses they will be conducted, the lack of which would have a Material Adverse Effect on the Corporation, and all such permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like are in full force and effect in all respects or will be in full force and effect in all respects at the Closing Time with no default thereunder and no proceedings are pending or, to the knowledge of the Corporation, UEC, TGFHI, TGF and the Promoters, threatened, which could result in the revocation or limitation of any such permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way or entitlements or the like other than any that would, individually or in the aggregate, not have a Material Adverse Effect on the Corporation;

(xviii) the Corporation and each of the Material Subsidiaries have carried out their affairs as described in the Prospectus in compliance in all material respects with the terms and provisions of its respective constating documents, by-laws or any resolution of the directors or securityholders of the Corporation or such Material Subsidiary, as the case may be, and applicable law and is not in violation of or in default, in any material respect, in the performance of any mortgage, note, indenture, deed of trust, contract, agreement (written or oral), instrument, lease, licence or other document to which it is a party or by which it is bound or to which its property or assets or any of them is subject;

(xix) the Corporation and each of the Material Subsidiaries will at Closing maintain such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets and all such policies of insurance will be at Closing in full force and effect and none of the Corporation or any Material Subsidiary will be, at Closing, in default, as to the payment of premiums or otherwise, under the terms of any such policy;

(xx) all income and other tax returns of the Corporation and the Material Subsidiaries required by law to be filed in any jurisdiction have been filed and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except tax assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided and are reflected in the Financial Statements. Each of the Corporation and the Material Subsidiaries has made instalments of taxes as and when required and has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person, including any employee, officer, director, or non-resident person, the amount of all taxes and other deductions required by applicable law to be withheld and has duly and timely remitted the withheld amount to the

appropriate taxing or other authority and has duly and timely issued tax reporting slips or returns in respect of any amount so paid or credited by it as required by applicable law;

(xxi) prior to the Closing Time, the form and terms of the certificates for the Securities will have been approved and adopted by the Corporation and will comply with all legal requirements and will not conflict with the Corporation's by-laws or constating documents;

(xxii) other than as set out in the Final Prospectus or that will be terminated on or before Closing, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation or any of the Material Subsidiaries;

(xxiii) the Purchased Securities will, at the Closing, be duly and validly authorized and, when issued, delivered and paid for in full, will be validly issued as fully paid and non-assessable common shares and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(xxiv) the Additional Securities will, at the Option Closing Time, be duly and validly authorized and, when issued, delivered and paid for in full, will be validly issued as fully paid and non-assessable common shares and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(xxv) to the knowledge of the Corporation, no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Preliminary Prospectus, the Final Prospectus, or any Prospectus Amendment or preventing the distribution of the Purchased Securities, if any, in any of the Qualifying Jurisdictions nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(xxvi) Computershare Investor Services Inc., at its principal office in the City of Toronto, has been duly appointed as registrar and transfer agent for the common shares of the Corporation;

(xxvii) the terms and provisions of this Agreement and the Related Agreements are or will be, and the attributes attaching to the Securities when issued will be, consistent in all material respects with the descriptions thereof in the Prospectus;

(xxviii)there has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with KPMG LLP or any other prior auditor of the Corporation or any of the Material Subsidiaries;

(xxix) except as disclosed in the Prospectus, since September 30, 2006, there has not been any material change in the business affairs, assets or liabilities (absolute, accrued, contingent or otherwise), financial conditions, operations, capital or prospects of the Corporation or any of the Material Subsidiaries and no event has occurred or circumstances exists which would be reasonably expected to result in a material change;

(xxx) except as disclosed in the Prospectus, there is no litigation or governmental or other proceeding or investigation at law or in equity before any court or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign, pending or, to the Corporation's best knowledge, threatened (and the Corporation does not know of any basis therefor) against, or involving the assets, properties or business of, the Corporation or any of the Material Subsidiaries nor are there any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority which would materially adversely affect the value or the operation of such assets or properties or the business, results of operations, prospects or condition (financial or otherwise) of the Corporation and the Material Subsidiaries, taken as a whole;

(xxxi) the minute books and corporate records of the Corporation and the Material Subsidiaries made available to Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, in connection with its due diligence investigations are true and complete copies of the original minute books and records and contain copies of all proceedings of the shareholders, the boards of directors and all committees of the boards of directors of each of such entities that have been minuted or resolved and there have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committee thereof to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records other than those which are not material in the context of such entities, as applicable;

(xxxii) except as disclosed in the Prospectus, there is no person acting or purporting to act at the request of the Corporation or any Material Subsidiary who is entitled to any brokerage or agency fee in connection with the sale of the Securities;

(xxxiii)to the best of their knowledge, each of the representations and warranties given by the TGF Principal Shareholders, the TGF Non-Principal Shareholders, the TGF Debentureholders, Sempra, TGFHI, the UEC Principal Shareholders, the UEC Non-Principal Shareholders, UEC and the Corporation contained in the Related Agreements or in any certificate or other document delivered thereunder will at the Closing Time be true and correct in all material respects;

(xxxiv) except for the filing of the Final Prospectus and the material to be filed together therewith or in compliance with the undertakings given to the Canadian Securities Regulators relating to the filing of material contracts, there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available or filed in connection with the offering of the Securities that have not been made publicly available as required; and

(xxxv) the listing of the Securities on the TSX has been conditionally approved, subject to fulfillment of customary conditions.

(e) **Commercial Copies**

The Corporation shall cause commercial copies of the Final Prospectus in the English and French languages to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by oral instructions to the printer of such documents. Such delivery of the Final Prospectus shall be effected as soon as possible after filing thereof with the Canadian Securities Regulators but, in any event on or before 5:00 p.m. (Toronto time) on the second Business Day after the filing thereof. Such deliveries shall constitute the consent of the Corporation to the Underwriters' use of the Final Prospectus for the distribution of the Securities in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws. The Corporation shall similarly cause to be delivered commercial copies of any Prospectus Amendments.

6. **Covenants of the Corporation, the Material Subsidiaries and the Promoters**

The Corporation, UEC, TGFHI, TGF and the Promoters, jointly and severally, covenant with the Underwriters that:

(a) they will advise the Underwriters, promptly after receiving notice thereof, of the time when the Final Prospectus has been filed and when the final MRRS decision document in respect thereof and any other receipts have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of the final MRRS decision document and any other receipts;

(b) they will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of (i) the issuance by any Canadian Securities Regulator of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment; (ii) the suspension of the qualification of the Securities for distribution or sale in any of the Qualifying Jurisdictions; (iii) the institution or threatening of any proceeding for any of those purposes; or (iv) any requests made by any Canadian Securities Regulator for amending or supplementing the Prospectus, or for additional information, and will use their reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(c) they will, and the Corporation will cause each Material Subsidiary, as applicable, to, apply the proceeds from the issue and sale of the Securities substantially in

accordance with the disclosure set out under the heading "Use of Proceeds" in the Final Prospectus;

(d) they will at the Closing Time deliver to the Underwriters and their counsel all legal opinions (which shall be addressed to the Underwriters and, if required for opinion purposes, their counsel) which are required to be delivered pursuant to this Agreement and the Related Agreements;

(e) they will, and the Corporation will cause each Material Subsidiary, as applicable, to, execute and deliver the Related Agreements to which it is a party; and

(f) they will, and the Corporation will cause each Material Subsidiary, as applicable, to, refund to the Underwriters any part of the Purchase Price paid to them in connection with the sale of the Purchased Securities under this Agreement if the transactions contemplated by the Prospectus to occur at or immediately after the Closing Time are not completed, and the Underwriters will return to investors any part of such Purchase Price paid to them in connection with the sale of the Purchased Securities.

7. **Change of Closing Date**

Subject to the termination provisions contained in paragraph 14, if a material change or a change in a material fact occurs prior to the Closing Date, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing or unless otherwise required under Canadian Securities Laws, the sixth Business Day following the later of:

(a) the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate MRRS decision documents obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Underwriters; and

(b) the date upon which the commercial copies of any Prospectus Amendments have been delivered in accordance with paragraph 5(e).

8. **Completion of Distribution**

The Underwriters shall after the Closing Time:

(a) use their reasonable commercial efforts to complete distribution of the Securities as promptly as possible and in any event within 30 days of the Closing Date; and

(b) give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed distribution of the Securities, including the total proceeds realized in each of the Qualifying Jurisdictions and any other jurisdiction from such distribution.

9. **Changes**

(a) **Material Change or Change in Material Fact During Distribution**

During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Securities under the Final Prospectus, the Corporation shall promptly notify the Underwriters in writing of:

(i) any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Material Subsidiaries taken as a whole;

(ii) any material fact which has arisen or has been discovered and would have been required to have been stated in the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Final Prospectus or any Prospectus Amendment which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus or any Prospectus Amendment misleading or untrue or which would result in a misrepresentation in the Final Prospectus or any Prospectus Amendment or which would result in the Final Prospectus or any Prospectus Amendment not complying (to the extent that such compliance is required) with Canadian Securities Laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Securities.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Canadian Securities Laws as a result of such fact or change, provided that the Corporation shall not file any Prospectus Amendment or other document without first obtaining from the Underwriters the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this paragraph.

(b) **Change in Canadian Securities Laws**

If, during the period of distribution of the Securities, there shall be any change in Canadian Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required.

10. **Services Provided by Underwriters and Underwriting Fee**

In return for the Underwriters' services in acting as financial advisors to the Corporation, assisting in the preparation of the Prospectus (and any Prospectus Amendments), advising on the final terms and conditions of the Securities, performing and managing banking, selling or other groups for the sale of the Securities, distributing the Securities, both directly and to other registered dealers and brokers, and performing administrative work in connection with the distribution of the Securities, the Corporation agrees to pay the Underwriters at the Closing Time the Underwriting Fee. The Underwriting Fee shall be payable as provided for in paragraph 11.

11. **Delivery of Purchase Price, Underwriters' Fee and Certificates**

The purchase and sale of the Purchased Securities shall be completed at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP at Suite 6300, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, or at such other place as the Underwriters and the Corporation may agree upon.

At the Closing Time or the Option Closing Time, as the case may be, the Corporation shall duly and validly deliver to the Underwriters one or more definitive share certificate(s) representing the Purchased Securities or the Additional Securities, as the case may be, registered in the name of NBF or in such other name or names as the Underwriters may notify the Corporation in writing not less than 24 hours prior to the Closing Time or the Option Closing Time, as the case may be, against payment by the Underwriters to the Corporation of the Purchase Price for the Purchased Securities or the Additional Securities, as the case may be, by wire transfer of immediately available funds together with a receipt signed by NBF for such definitive certificate(s) and for receipt of the Underwriting Fee.

In order to facilitate an efficient and timely closing at the Closing Time and the Option Closing Time, the Underwriters may choose to initiate a wire transfer of funds to the Corporation prior to the Closing Time or the Option Closing Time, as the case may be. If the Underwriters do so, the Corporation agrees that such transfer of funds to the Corporation prior to the Closing Time or the Option Closing Time does not constitute a waiver by the Underwriters of any of the conditions of the Closing or the Option Closing set out in this Agreement. Furthermore, the Corporation agrees that any such funds received from the Underwriters prior to the Closing Time or the Option Closing Time, as the case may be, will be held by the Corporation in trust solely for the benefit of the Underwriters until the Closing Time or the Option Closing Time, as the case may be, and if the Closing or the Option Closing, as the case may be, does not occur at the scheduled Closing Time or the Option Closing Time, as the case may be, such funds shall be immediately returned by wire transfer to NBF, on behalf of the Underwriters, without interest. Upon the satisfaction of the conditions of the Closing or the Option Closing, as the case may be, and the

delivery to the Underwriters of the items set out in paragraphs 5, 6, 11 and 13 of this Agreement, the funds held by the Corporation in trust for the Underwriters shall be deemed to be delivered by the Underwriters to the Corporation in satisfaction of the obligation of the Underwriters under paragraph 11 of this Agreement and upon such delivery the trust constituted by this paragraph 11 shall be terminated without further formality.

Payment for any Additional Securities shall be made to the Corporation by wire transfer of immediately available funds against delivery of such Additional Securities for the respective accounts of the several Underwriters at 9:00 a.m. on the date specified in the notice described on page 1 or at such other time on the same or on such other date as shall be designated in writing by NBF. The time and date of such payment are herein referred to as the **"Option Closing Time"** and the **"Option Closing Date"**.

12. **Delivery of Certificates to Transfer Agent**

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificate(s) representing the Purchased Securities, on the Closing Date, at the principal offices of Computershare Investor Services Inc. in the City of Toronto for certificates representing such number of the Purchased Securities registered in such names as shall be designated by the Underwriters not less than 48 hours (or 72 hours if the Closing Date is a Monday) prior to the Closing Time.

The Corporation shall pay all fees and expenses payable to Computershare Investor Services Inc. in connection with the preparation, delivery, certification and exchange of the Purchased Securities contemplated by this paragraph 12 and the fees and expenses payable to Computershare Investor Services Inc. in connection with the initial or additional transfers as may be required in the course of the distribution of the Purchased Securities.

13. **Underwriters' Obligation to Purchase**

The Underwriters' obligation to purchase the Purchased Securities at the Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Corporation of its obligations under this Agreement and the following conditions:

(a) **Delivery of Opinions**

(i) The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, acting reasonably, addressed to the Underwriters and counsel to the Underwriters from Burnet, Duckworth & Palmer LLP, counsel to the Corporation, MacLean Keith, counsel to TGFHI, TGF and TGF Amalco, and Michael Silver, counsel to UEC, as to the laws of Canada and the Qualifying Jurisdictions, and U.S. counsel to UGEC as to the laws of the United States, which counsel in turn may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada, Ontario, Alberta, Saskatchewan and the United States and as to matters of fact, on certificates of the auditors of the

Corporation, public and stock exchange officials and officers of the Corporation, with respect to the following matters:

(A) as to the due incorporation and valid existence of the Corporation under the laws of Canada and as to the adequacy of the corporate power of the Corporation to carry out its obligations under this Agreement and the Related Agreements and to issue the Securities;

(B) as to the due incorporation and valid existence of each of the Material Subsidiaries under the laws of their respective jurisdictions of incorporation and as to the adequacy of the corporate power of each such entity to carry out its obligations under this Agreement and the Related Agreements;

(C) assuming completion of the transactions contemplated to occur on the Closing Date, that TGF Amalco has been amalgamated and is validly existing under the laws of Canada and has the requisite power, capacity and authority to own or lease its properties and assets and to carry on its business as described in the Prospectus, and to enter into (if applicable) and perform its obligations under this Agreement and each of the Related Agreements to which it is a party;

(D) that each of the Corporation and the Material Subsidiaries has all requisite corporate power and authority under the laws of its respective jurisdiction of incorporation and all other jurisdictions where it carries on a material part of its business or owns any material property to, and each is qualified to, carry on its businesses as presently carried on and to carry out the transactions contemplated by the Prospectus and any Prospectus Amendments;

(E) assuming the completion of the transactions contemplated to occur on the Closing Date, and that the Option Closing does not occur on that date, the Corporation is authorized to issue an unlimited number of common shares and one special share, of which the number of common shares and special shares contemplated in the Prospectus have been validly issued and are outstanding as fully paid and non-assessable common shares;

(F) assuming completion of the transactions contemplated to occur on the Closing Date, the authorized capital of TGF Amalco consists of an unlimited number of Class A Common Voting Shares, an unlimited number of Class B Common Non-Voting Shares, an unlimited number of Class C Redeemable Preferred Non-Voting Shares, an unlimited number of Class D Redeemable, Retractable Preferred Non-Voting Shares and an unlimited number of Class E Common Voting Shares, of which the number of Class A Common Voting Shares, Class B Common Non-Voting Shares, Class C Redeemable Preferred Non-Voting Shares, Class D Redeemable,

Retractable Preferred Non-Voting Shares and Class E Common Voting Shares contemplated by the Prospectus and the Related Agreements have been issued and outstanding as fully paid and non-assessable shares, and the Corporation is the registered holder of all such issued and outstanding Class A Common Voting Shares, Class B Common Non-Voting Shares, Class C Redeemable Preferred Non-Voting Shares, Class D Redeemable, Retractable Preferred Non-Voting Shares and Class E Common Voting Shares of TGF Amalco;

(G) assuming completion of the transactions contemplated to occur on the Closing Date, the authorized capital of UEC consists of an unlimited number of Class A shares, Class B shares, Class C shares and common shares, of which the number of Class A shares, Class B shares, Class C shares and common shares contemplated by the Prospectus and the Related Agreements have been issued and outstanding as fully paid and non-assessable shares, and the Corporation is the registered holder of all such issued and outstanding Class A shares, Class B shares, Class C shares and common shares of UEC;

(H) assuming completion of the transactions contemplated to occur on the Closing Date, the authorized capital of UGEC consists of an unlimited number of common shares, of which the number of common shares contemplated by the Prospectus and the Related Agreements have been issued and outstanding as fully paid and non-assessable shares, and UEC is the registered holder of all such issued and outstanding common shares of UGEC;

(I) that all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus and, if applicable, any Prospectus Amendments and the filing of such documents under the Canadian Securities Laws in each of the Qualifying Jurisdictions;

(J) that the Securities have been duly authorized and, when issued and delivered, will be validly issued by the Corporation and outstanding as fully paid and non-assessable shares;

(K) that all necessary action has been taken by the Corporation to issue, sell and deliver the Securities to the Underwriters;

(L) that the attributes of the Securities are consistent in all material respects with the description of the Securities in the Prospectus;

(M) that the form and terms of the certificates representing the common shares of the Corporation meet all legal requirements under the *Canada Business Corporations Act* and the rules of the TSX and

have been duly approved by the board of directors of the Corporation;

(N) that the statements concerning tax matters under the heading "Eligibility for Investment" in the Final Prospectus are accurate, subject to the assumptions, qualifications, limitations, and restrictions set out therein;

(O) that the execution and delivery of this Agreement and the Related Agreements, the fulfilment of the terms of this Agreement and the Related Agreements, the issue and sale of the Securities and, the consummation of the transactions contemplated by this Agreement and the Related Agreements, do not and will not result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the constating documents or resolutions of the board of directors or the shareholders of the Corporation or any of the Material Subsidiaries or, to the best of such counsel's knowledge, of any agreement or instrument to which the Corporation or a Material Subsidiary (excluding UGEC) is bound;

(P) that this Agreement and the Related Agreements have been duly authorized executed and delivered by the Corporation and each Material Subsidiary that is a party to such agreements and constitute legal, valid and binding obligation of the Corporation and such Material Subsidiaries and are enforceable in accordance with their terms, except as enforcement of this Agreement or the Related Agreements may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and subject, in the case of the Related Agreements, to other customary qualifications, provided that such counsel may express no opinion as to the enforceability of the indemnity provisions of paragraph 15 and the contribution provisions of paragraph 16 of this Agreement;

(Q) that Computershare Investor Services Inc. at its principal offices in the City of Toronto has been duly appointed as the transfer agent and registrar for the common shares of the Corporation;

(R) that each of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment and the execution and filing of each of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment with the Canadian Securities Regulators have been duly approved and authorized by all necessary action on the part of the Corporation, and each of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment has been duly executed by or on behalf of the Corporation;

(S) that all necessary documents have been filed, all requisite proceedings have been taken and all legal requirements have been fulfilled by the Corporation under Canadian Securities Laws to qualify the Securities for distribution and sale to the public in each of the Qualifying Jurisdictions through investment dealers or brokers registered under the applicable laws of the Qualifying Jurisdictions who have complied with the relevant provisions of such applicable laws;

(T) all the laws of the Province of Québec relating to the use of the French language (other than those relating to verbal communication) will have been complied with in connection with the sale of the Securities to purchasers in such province if such purchasers received a copy of the Prospectus and forms of order and confirmation in the French language only or a copy of each of such documents in the French language and in the English language, provided that such documents in the English language may be delivered, without delivery of the French language versions thereof, to physical persons in the Province of Québec who have expressly requested them in writing;

(U) that the Securities have been conditionally approved for listing by the TSX on or before the Closing Date;

(V) that counsel to the Corporation and its Materials Subsidiaries have circulated to the members of their firm an enquiry as of a date not later than two Business Days prior to the Closing Date concerning claims or possible claims (as defined for purposes of the Joint Policy Statement of January 1978 approved by The Canadian Bar Association and the Auditing Standards Committee of the Canadian Institute of Chartered Accountants) by or against the Corporation or any of the Material Subsidiaries in respect of which the firm's advice has been sought, and setting out the responses which have been received to such enquiry; and

(W) as to all other legal matters reasonably requested by counsel to the Underwriters relating to the distribution of the Securities.

(ii) The Underwriters shall have received at the Closing Time a legal opinion of Fraser Milner Casgrain LLP, Montréal, Québec, dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, acting reasonably, addressed to the Underwriters and counsel to the Underwriters, regarding compliance with the laws of Québec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Final Prospectus, Prospectus Amendments and certificates representing the Securities) to be delivered to purchasers in Québec.

(iii) The Underwriters shall have received at the Closing Time a legal opinion of Osler, Hoskin & Harcourt LLP, dated the Closing Date, addressed to the Underwriters with respect to certain of the matters in paragraph 13(a)(i), provided that counsel to the Underwriters shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada, Ontario, Alberta and Québec and as to matters of fact, on certificates of the auditors of the Corporation, public officials and officers of the Corporation; and provided further that counsel to the Underwriters shall be entitled to rely upon the opinion of counsel to the Corporation, with respect to the matters in paragraph 13(a)(i)(A) to (M) and (O) to (W).

(iv) The Underwriters shall have received at the Closing Time a legal opinion, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters from Osler, Hoskin & Harcourt LLP, U.S. counsel to the Corporation and the Underwriters in respect of the transactions contemplated by this Agreement, regarding the initial resale of the Securities by the Underwriters under Rule 144A of the 1933 Act.

(b) **Delivery of Comfort Letter**

The Underwriters shall have received at the Closing Time a letter dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from KPMG LLP, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to paragraph 5(a)(vi) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters.

(c) **Delivery of Certificates**

(i) The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed by appropriate officers of the Corporation, with respect to the constating documents of the Corporation, all resolutions of the board of directors of the Corporation relating to this Agreement, the Prospectus, the sale of the Securities and the Related Agreements, the incumbency and specimen signatures of signing officers of the Corporation and such other matters as the Underwriters may reasonably request.

(ii) The Underwriters shall have received at the Closing Time certificates dated the Closing Date from each of the Material Subsidiaries, addressed to the Underwriters and counsel to the Underwriters and signed by appropriate officers of such Material Subsidiaries, with respect to the constating documents of such Material Subsidiaries, all resolutions of the board of directors of such Material Subsidiaries relating to this Agreement, the Prospectus and the Related Agreements, the incumbency

and specimen signatures of signing officers of such Material Subsidiaries and such other matters as the Underwriters may reasonably request.

(iii) The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed on behalf of the Corporation by the President and the Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiry and after having reviewed the Prospectus and any Prospectus Amendments, that:

(A) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments that (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Material Subsidiaries on a consolidated basis, and (B) no transaction has been entered into by any of the Corporation or any of the Material Subsidiaries which is material to the Corporation and the Material Subsidiaries on a consolidated basis, other than as disclosed in the Final Prospectus or the Prospectus Amendments, as the case may be;

(B) the Final Prospectus, as amended by any Prospectus Amendment, does not contain, as of the Closing Date, any untrue statement of material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made (other than any statement relating solely to the Underwriters);

(C) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the common shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(D) the Corporation has complied with the terms and conditions of this Agreement and the Related Agreements on its part to be complied with up to the Closing Time;

(E) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(F) such other matters as the Underwriters may reasonably request.

(iv) The Underwriters shall have received at the Closing Time from each of TGFHI, TGF and UEC a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed on behalf of such entity by the Chief Executive Officer and the Chief Financial Officer of such entity or other officers of such entity acceptable to the Underwriters, certifying for and on behalf of such entity and without personal liability, after having made due enquiry and after having reviewed the Prospectus and any Prospectus Amendments, that:

(A) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments that (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of such entity and its subsidiaries on a consolidated basis, and (B) no transaction has been entered into by such entity or any of its subsidiaries which is material to such entity and its subsidiaries on a consolidated basis, other than as disclosed in the Final Prospectus or the Prospectus Amendments, as the case may be;

(B) the Final Prospectus, as amended by any Prospectus Amendment, does not contain, as of the Closing Date, any untrue statement of material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made (other than any statement relating solely to the Underwriters);

(C) such entity has complied with the terms and conditions of this Agreement and the Related Agreements on its part to be complied with up to the Closing Time;

(D) the representations and warranties of such entity contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(E) such other matters as the Underwriters may reasonably request.

(v) The Underwriters shall have received at the Closing Time from each of the Promoters a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters certifying, after having made due enquiry and after having reviewed the Prospectus and any Prospectus Amendments, that:

(A) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments that (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Material Subsidiaries on a consolidated basis, and (B) no transaction has been entered into by any of the Corporation or any of the Material Subsidiaries which is material to the Corporation and the Material Subsidiaries on a consolidated basis, other than as disclosed in the Final Prospectus or the Prospectus Amendments, as the case may be;

(B) the Final Prospectus, as amended by any Prospectus Amendment, does not contain, as of the Closing Date, any untrue statement of material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made (other than any statement relating solely to the Underwriters);

(C) such Promoter has complied with the terms and conditions of this Agreement and the Related Agreements on its part to be complied with up to the Closing Time;

(D) the representations and warranties of such Promoter contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(E) such other matters as the Underwriters may reasonably request.

(d) **Execution of Related Agreements**

Each of the Acquisition Agreements shall be in form and substance satisfactory to the Underwriters, acting reasonably, and each of the Related Agreements shall have been executed and delivered by all parties thereto. All of the conditions precedent to the Related Agreements to be satisfied on or before Closing shall have been fulfilled to the satisfaction of the Underwriters, acting reasonably, or waived, provided that such waiver shall not have a Material Adverse Effect on the Corporation and, in the case of the Acquisition Agreements, NBF, on behalf of the Underwriters, shall have provided its consent to such waiver. None of the Related Agreements shall have been terminated or be subject to a default or dispute that would have a Material Adverse Effect on the Corporation. The transactions contemplated by the Related Agreements to occur at or about the Closing shall be completed prior to, contemporaneously with or immediately after the sale of the Purchased Securities.

(e) **Necessary Actions Taken**

All actions required to be taken by or on behalf of the Corporation, the Promoters or the Material Subsidiaries, including, without limitation, the passing of all requisite resolutions of the directors and shareholders of the Corporation, and all requisite filings with any securities regulatory authority will have occurred at or prior to the Closing Time so as to validly authorize the execution and filing of the Prospectus and any Prospectus Amendment and to create and issue the Securities having the attributes contemplated by the Prospectus.

(f) **Listing Approval**

The Securities will have been approved for listing and posted for trading on the TSX on the Business Day immediately preceding the Closing Date, subject only to the filing of documents in accordance with the requirements of the TSX.

(g) **Existing Shareholders' Undertakings**

Each of the Existing Shareholders shall have delivered to the Underwriters an undertaking, in form and substance satisfactory to the Underwriters, acting reasonably, that, without the prior written consent of NBF, such consent not to be unreasonably withheld, other than pursuant to securities issued in connection with the Offering, the distribution of common shares of the Corporation by an Existing Shareholder to another member of the Existing Shareholder Group, or the issuance of securities in relation to employee or executive compensation arrangements, during the period commencing on the date hereof and ending on the date which is 180 days following the Closing Date, such Existing Shareholder will not, directly or indirectly: (i) issue, offer, sell, contract to sell, exchange or otherwise dispose of any common shares of the Corporation; or (ii) enter into any put, call, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares of the Corporation; whether any such transaction described above is settled by delivery of common shares of the Corporation or other securities of the Corporation or its subsidiaries, or any securities convertible or exercisable into or exchangeable for any common shares of the Corporation, or publicly announce any intention to effect any of the foregoing.

(h) **Receipt of Additional Documents**

The Underwriters will have received such other customary closing certificates, opinions, agreements, materials or documents as the Underwriters may reasonably request.

(i) **Implementation of Transaction Structure**

The Corporation and the Material Subsidiaries shall have implemented (immediately prior to or contemporaneously with the sale of the Purchased Securities) or shall implement (immediately following the sale of the Purchased Securities) all of the transactions described under the "Funding, Acquisitions and Related Transactions" heading in the Final Prospectus.

(j) **Over-Allotment Closing Documents**

The several obligations of the Underwriters to purchase the Additional Securities hereunder are subject to the delivery to NBF on the Option Closing Date of certificates dated the Option

Closing Date substantially similar to the certificates referred to in clause 13(c)(iii), (iv) and (v) and such other documents as they may reasonably request with respect to the good standing of the Corporation, the due authorization and issuance of the Additional Securities and other matters related to the issuance of the Additional Securities.

14. **Rights of Termination**

(a) **Litigation**

If any enquiry, action, suit, investigation or other proceeding whether formal or informal is instituted, threatened or announced or any order is made by any federal, provincial or other Governmental Authority in relation to the Corporation or any Material Subsidiary, which, in the opinion of any of the Underwriters, acting reasonably, operates to prevent or restrict the distribution or trading of the Securities, any of the Underwriters shall be entitled, at their option and in accordance with paragraph 14(e), to terminate their obligations under this Agreement by notice to that effect given to the Corporation any time prior to the Closing Time.

(b) **Market Out Clause**

If prior to the Closing Time:

(i) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the opinion of any of the Underwriters seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and the Material Subsidiaries taken as a whole;

(ii) the state of financial markets in Canada or elsewhere where it is planned to market the Securities is such that, in the reasonable opinion of the Underwriters (or any of them), the Securities cannot be marketed profitably;

(iii) if trading in any securities of the Corporation has been suspended or materially limited by the Ontario Securities Commission or the TSX or if trading generally on the TSX has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by the TSX or by order of the Ontario Securities Commission or any other Governmental Authority, or

(iv) if a banking moratorium has been declared by Canadian authorities,

any Underwriter shall be entitled, at its option, in accordance with paragraph 14(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at or prior to the Closing Time.

(c) **Material Change or Change in Material Fact**

If prior to the Closing Time, there should occur any material change or a change in any material fact as contemplated by paragraph 9 which results or, in the opinion of the Underwriters (or any one of them), is reasonably expected to result, in the purchasers of a material number of Securities exercising their right under applicable legislation to withdraw from their purchase of Securities or, in the reasonable opinion of the Underwriters (or any one of them), would be expected to have a significant adverse effect on the market price or value of the Securities, any Underwriter shall be entitled, at its option, in accordance with paragraph 14(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation prior to the Closing Time.

(d) **Non-Compliance With Conditions**

The Corporation, UEC, TGFHI, TGF and the Promoters agree that all terms and conditions in paragraph 13 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by them, that they will use their best efforts to cause such conditions to be complied with, and that any breach or failure by them to comply with any such conditions shall entitle any of the Underwriters to terminate their obligations to purchase the Securities by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(e) **Exercise of Termination Rights**

The rights of termination contained in paragraphs 14(a), (b), (c) and (d) may be exercised by any of the Underwriters and are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Corporation or on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen prior to or arise after such termination under paragraphs 15, 16 and 18. A notice of termination given by an Underwriter under paragraphs 14(a), (b), (c) and (d) shall not be binding upon any other Underwriter.

15. **Indemnity**

(a) **Rights of Indemnity**

The Corporation, UEC, TGFHI, TGF and the Promoters (collectively, the **"Indemnifiers"**, and individually each an **"Indemnifier"**) agree to indemnify and save harmless each of the Underwriters and each of their affiliates, directors, officers, employees and agents from and against all liabilities, claims, losses, costs, damages and expenses (including without limitation any legal fees or other expenses reasonably incurred by such Underwriters in connection with defending or investigating any of the above but excluding any loss of profits and other

consequential damages), in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any information or statement (except any statement relating solely to the Underwriters which has been provided by the Underwriters in writing specifically for use in the Prospectus or any Prospectus Amendment) contained in the Prospectus or any Prospectus Amendment or in any certificate of the Corporation delivered pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Prospectus, any Prospectus Amendment or any certificate of the Corporation, a Material Subsidiary or a Promoter delivered pursuant to this Agreement any fact (except any fact relating solely to the Underwriters), whether material or not, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii) any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement which has been provided by the Underwriters in writing specifically for use in the Prospectus or any Prospectus Amendment or omission relating solely to the Underwriters or alleged untrue statement which has been provided by the Underwriters in writing specifically for use in the Prospectus or any Prospectus Amendment or alleged omission relating solely to the Underwriters) contained in the Prospectus or any Prospectus Amendments or based upon any failure to comply with the Canadian Securities Laws (other than any failure or alleged failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Securities in any of the Qualifying Jurisdictions;

(iv) the non-compliance or alleged non-compliance by the Corporation with any of the Canadian Securities Laws or the 1933 Act including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v) any breach by the Corporation, UEC, TGFHI, TGF or a Promoter of its representations, warranties, covenants or obligations to be complied with under this Agreement.

(b) **Notification of Claims**

If any matter or thing contemplated by paragraph 15(a) (any such matter or thing being referred to as a **"Claim"**) is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided pursuant to paragraph 15(a), such person or

company (the **"Indemnified Party"**) will notify the Corporation, as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Indemnifier from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Indemnifier's liability only to the extent that the Indemnifier is materially prejudiced by that failure). The Indemnifier shall be entitled to participate in and, to the extent it wishes, shall be entitled to assume the defence of any suit brought to enforce such Claim, provided, however, that

(i) the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and

(ii) no settlement of any such Claim or admission of liability may be made by the Indemnifier without the prior written consent of the Indemnified Party, acting reasonably, unless such settlement includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(c) **Right of Indemnity in Favour of Others**

With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this paragraph in trust for and on behalf of such Indemnified Party.

(d) **Retaining Counsel**

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party, unless: (i) the Indemnifier and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and the Indemnifier and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; or (iii) the Indemnifier shall not have retained counsel within seven Business Days following receipt by the Corporation of notice of any such Claim from the Indemnified Party, provided, however, that no settlement of any such Claim or admission of liability may be made by the Indemnified Party without the prior written consent of the Indemnifier, acting reasonably.

(e) **Failure to Provide Copy of Prospectus**

The rights of indemnity contained in this paragraph 15 will not enure to the benefit of the Underwriters if the Corporation has complied with the provisions of paragraphs 5(a), 5(b), 5(e) and 9 and the person asserting any Claim contemplated by this paragraph 15 was not provided with a copy of any Prospectus or Prospectus Amendment which corrects any untrue statement, information, misrepresentation or omission which is the basis of the Claim and which under applicable securities laws is required to be delivered to that person by the Underwriters or another member of the selling dealer group.

16. **Contribution**

(a) **Rights of Contribution**

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in paragraph 15 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Indemnifier and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of a nature contemplated by paragraph 15 in such proportions so that the Underwriters shall be responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters hereunder bears to the aggregate offering price of the Securities and the Indemnifier shall be responsible for the balance, whether or not they have been sued together or sued separately, provided, however, that (i) the Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fee or any portion of such fee actually received; and (ii) no party who has engaged in any fraud, fraudulent misrepresentation, gross negligence or wilful misconduct shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, gross negligence or wilful misconduct..

(b) **Rights of Contribution in Addition to Other Rights**

The rights to contribution provided in this paragraph shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution**

In the event that an Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in paragraph 16(a) or (b), as the case may be, and

(ii) the amount of the fee actually received by the Underwriters from the Corporation under this Agreement,

and an Underwriter shall in no event be liable to contribute any amount in excess of such Underwriter's portion of the Underwriting Fee actually received from the Corporation under this Agreement.

(d) **Notice**

If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Indemnifier notice of such claim in writing, as soon as reasonably possible, but failure to notify the Indemnifier shall not relieve the Indemnifier of any obligation which he or it may have to the Underwriters under this paragraph.

(e) **Right of Contribution in Favour of Others**

With respect to this paragraph, the Indemnifier acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents.

17. **Severability**

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

18. **Expenses**

(a) Subject to paragraph (b), whether or not the transactions contemplated by this Agreement shall be completed, all expenses of or incidental to the issue, sale and delivery of the Securities and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement shall be borne by the Corporation directly including, without limitation, fees and expenses payable in connection with the qualification of the Securities for distribution, the fees relating to listing the Securities on any exchanges, the fees and expenses of counsel to the Corporation and the Underwriters and U.S. counsel to the transaction, all fees and expenses of local counsel, reasonable out-of-pocket expenses of the Underwriters in connection with the Offering, all fees and expenses of the Corporation's auditors and all costs incurred in connection with the preparation and printing of the Prospectus, Prospectus Amendments and certificates representing the Securities, provided that if the offering of Securities is not completed due to a default on the part of the Underwriters, the Underwriters shall be responsible for the out-of-pocket expenses and the fees and expenses of Underwriters' counsel.

(b) The fees of Underwriters' Counsel to be borne by the Corporation shall not exceed $500,000 exclusive of GST and disbursements.

19. **Rights to Purchase**

(a) **Obligation of Underwriters to Purchase**

The obligation of the Underwriters to purchase the Purchased Securities or the Additional Securities, as the case may be at the Closing Time or on the Option Closing Date, as the case may be, shall be several and not joint and several and shall be limited to the percentage of the Purchased Securities or the Additional Securities, as the case may be set out opposite the name of the Underwriters respectively below:

National Bank Financial Inc.	35%
CIBC World Markets Inc.	32.5%
GMP Securities L.P.	30.0%
HSBC Securities (Canada) Inc.	2.5%

Subject to paragraph 19(c), in the event that any of the Underwriters shall fail to purchase its applicable percentage of the Purchased Securities or the Additional Securities, as the case may be at the Closing Time or on the Option Closing Date, as the case may be, the others shall have the right, but shall not be obligated, to purchase on a pro rata basis all of the percentage of the Purchased Securities or the Additional Securities, as the case may be on a pro rata basis which would otherwise have been purchased by that one of the Underwriters which is in default. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation. Nothing in this paragraph shall oblige the Corporation to sell to the Underwriters less than all of the Purchased Securities or the Additional Securities, as the case may be or relieve from liability to the Corporation any Underwriter which shall be so in default. In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise under paragraphs 15, 16 and 18.

(b) **Purchases by Other Underwriters**

If the amount of the Purchased Securities or the Additional Securities, as the case may be which the remaining Underwriters wish to purchase exceeds the amount of the Purchased Securities or the Additional Securities, as the case may be which would otherwise have been purchased by an Underwriter which is in default, such Purchased Securities or the Additional Securities, as the case may be shall be divided pro rata among the Underwriters desiring to purchase such Purchased Securities or the Additional Securities, as the case may be in proportion to the percentage of Purchased Securities or the Additional Securities, as the case may be which such Underwriters have agreed to purchase as set out in paragraph 19(a).

(c) **Rights to Purchase of Other Underwriters**

In the event that one or more but not all of the Underwriters shall exercise their right of termination under paragraph 14 the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Purchased Securities or the Additional Securities, as the case may be which would otherwise have been purchased by such Underwriters which have so exercised their right of termination. If the amount of such Purchased Securities or the Additional Securities, as the case may be which the remaining Underwriters wish, but are not obliged, to purchase exceeds the amount of such Purchased Securities or the Additional Securities, as the case may be which remain available for purchase, such Purchased Securities or the Additional Securities, as the case may be shall be divided pro rata among the Underwriters desiring to purchase such Purchased Securities or the Additional Securities, as the case may be, in proportion to the percentage of Purchased Securities or the Additional Securities, as the case may be, which such Underwriters have agreed to purchase as set out in paragraph 19(a).

(d) **Right of Corporation to Terminate**

Nothing in this paragraph or paragraph 14 shall oblige the Corporation to sell to the Underwriters less than all of the Purchased Securities or the Additional Securities, as the case may be.

20. **Concurrent Offerings**

The Corporation shall not, without NBF's prior written consent, such consent not to be unreasonably withheld, authorize, issue or sell common shares of the Corporation, other than Pursuant to this Agreement or the Acquisition Agreements or common shares of the Corporation issued upon the exercise of employee stock options or restricted share units or agree to do so or publicly announce any intention to do so, at any time prior to 180 days after the Closing Date.

21. **Survival of Representations and Warranties**

The representations, warranties, obligations and agreements of the Corporation, UEC, TGFHI, TGF and the Promoters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Securities shall survive the purchase of the Securities and shall continue in full force and effect for a period of three years and three months unaffected by any subsequent disposition of the Securities by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus, any Prospectus Amendments or the distribution of the Securities.

22. **Time**

Time is of the essence in the performance of the parties' respective obligations under this Agreement.

23. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

24. **Notice**

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a **"notice"**) shall be in writing addressed as follows:

If to the Corporation, UEC, TGFHI, TGF or the Promoters, addressed and sent to:

Universal Energy Corporation
25 Sheppard Avenue West
Suite 1605
Toronto, Ontario
M2N 6S6

Attention: Gary J. Drummond

Facsimile: (416) 673-4790

E-mail: drummer@rogers.blackberry.net

If to National Bank Financial Inc., addressed and sent to:

National Bank Financial Inc.
130 King Street West
Suite 3200
Toronto, Ontario
M5X 1J9

Attention: Todd Dalglish

Facsimile: (416) 869-8013

E-mail: todd.dalglish@nbfinancial.com

If to CIBC World Markets Inc., addressed and sent to:

CIBC World Markets Inc.
161 Bay Street, 6th floor
Toronto, ON
M5R 2W5

Attention: Kevin Dalton

Facsimile: (416) 594-8176

E-mail: kevin.dalton@cibc.ca

If to GMP Securities L.P., addressed and sent to:

GMP Securities L.P.
145 King Street West
Suite 300
Toronto, Ontario
M5H 1J8

Attention: Lorne Sugarman

Facsimile: (416) 943-6160

E-mail: lornes@gmpsecurities.com

If to HSBC Securities (Canada) Inc., addressed and sent to:

HSBC Securities (Canada) Inc.
70 York Street
4th Floor
Toronto, Ontario
M5J 1S9

Attention: Jeffrey Allsop

Facsimile: (416) 369-9498

E-mail: jeffrey_allsop@hsbc.ca

or to such other address as any of the parties may designate by giving notice to the others in accordance with this paragraph.

Each notice shall be personally delivered to the addressee or sent by fax or e-mail to the addressee and:

(a) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a notice which is sent by fax or e-mail shall be deemed to be given and received on the first Business Day following the day on which it is sent.

25. **Authority of NBF**

NBF is hereby authorized by each of the other Underwriters to act on its behalf and the Corporation, UEC, TGFHI, TGF and the Promoters shall be entitled to and shall act on any notice given in accordance with paragraph 24 or agreement entered into by or on behalf of the Underwriters by NBF which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to paragraph 15(b) which consent shall be given by the Indemnified Party, a notice of termination pursuant to paragraph 14 which notice may be given by any of the Underwriters, or any waiver pursuant to paragraph 14(d), which waiver must be signed by all of the Underwriters. NBF shall consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

[The remainder of this page is intentionally left blank.]

26. **Counterparts**

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to NBF upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

By: *"(Signed)"*
Name:
Title:

CIBC WORLD MARKETS INC.

By: *"(Signed)"*
Name:
Title:

GMP SECURITIES L.P.

By: *"(Signed)"*
Name:
Title:

HSBC SECURITIES (CANADA) INC.

By: *"(Signed)"*
Name:
Title:

The foregoing offer is accepted and agreed to as of the date first above written.

UNIVERSAL ENERGY GROUP LTD.

By: *"(Signed)"*
Name:
Title:

UNIVERSAL ENERGY CORPORATION

By: *"(Signed)"*
Name:
Title:

TERRA GRAIN FUELS HOLDINGS INC.

By: *"(Signed)"*
Name:
Title:

TERRA GRAIN FUELS INC.

By: *"(Signed)"*
Name:
Title:

"(Signed)" Witness	*"(Signed)"* **Gary J. Drummond**
"Signed" Witness	*"Signed"* **Mark L. Silver**

SCHEDULE A
RULE 144A SALES IN THE UNITED STATES

1. In this Schedule, "Shares" means the Securities.

2. The Corporation hereby represents, warrants, covenants and agrees to and with the Underwriters that:

   (a) The Corporation is a "foreign issuer" with no "substantial U.S. market interest" with respect to the Shares as such terms are defined in Regulation S under the 1933 Act ("Regulation S").

   (b) None of the Corporation or its affiliates or any person acting on its or their behalf has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) or has engaged or will engage in any form of general solicitation or general advertising (as those terms are defined in Regulation D under the 1933 Act ("Regulation D")) with respect to the Shares.

   (c) The Shares satisfy the requirements set out in Rule 144A(d)(3) under the 1933 Act.

   (d) So long as any Shares which have been sold in the United States in reliance upon Rule 144A under the 1933 Act ("Rule 144A") are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act, the Corporation shall either:

      (i) furnish to the United States Securities and Exchange Commission (the "SEC"), all information required to be furnished in accordance with Rule 12g3-2(b) under the 1934 Act;

      (ii) file reports and other information with the SEC under Section 13 or 15(d) of the 1934 Act; or

      (iii) in the event it is not exempt from reporting pursuant to Rule 12g3-2(b) nor subject to Section 13 or 15(d) of the 1934 Act, furnish to any holder of the Shares and any prospective purchaser of the Shares designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act (so long as such requirement is necessary in order to permit holders of the Shares to effect resales under Rule 144A).

   (e) The Corporation is not an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940, as amended.

3. Each of the Underwriters represents and warrants to and with the Corporation that:

   (a) It acknowledges that the Shares have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States except pursuant

to the exemption from the registration requirements of the 1933 Act provided by Rule 144A. It has not offered or sold, and will not offer or sell, any of the Shares constituting part of its allotment within the United States except in accordance with Regulation S or Rule 144A as provided in paragraphs 5 and 6 below. Accordingly, neither it or its affiliate(s) nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts (within the meaning of Regulation S) in the United States with respect to the Shares.

(b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its affiliates, any Selling Firm or with the prior written consent of the Corporation.

4. The Underwriters shall require each Selling Firm to agree, for the benefit of the Corporation to comply with, and shall use their best efforts to ensure that each Selling Firm complies with, the provisions of clauses 3(a) and (b) above as if such provisions applied to such Selling Firm.

5. Each of the Underwriters agrees with the Corporation that:

(a) All offers and sales of the Shares in the United States will be effected through one of their U.S. affiliates, including, but not limited to, one or more of NBF Securities (USA) Corp., HSBC Securities (USA) Inc. and Griffiths McBurney Corp., in accordance with all applicable U.S. broker-dealer requirements.

(b) Any U.S. affiliate selling Shares in the United States is a Qualified Institutional Buyer (as that term is defined in Rule 144A).

(c) It will not, either directly or through its U.S. affiliate, solicit offers for, or offer to sell, the Shares in the United States by means of any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

(d) It will solicit, and will cause its U.S. affiliate to solicit, offers for the Shares in the United States only from, and will offer the Shares only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A. It also agrees that it will solicit offers for the Shares only from, and will offer the Shares only to, persons that in purchasing such Shares will be deemed to have represented and agreed as provided in clauses (f)(i) through (iv) below (to the extent such representations are applicable to the purchaser concerned).

(e) It will inform, and cause its U.S. affiliate to inform, all purchasers of the Shares in the United States that the Shares have not been and will not be registered under the 1933 Act and are being sold to them without registration under the 1933 Act in reliance on Rule 144A.

(f) The U.S. private placement memorandum for the offering of the Shares in the United States shall contain disclosure in substantially the form set out below:

"The Shares offered hereby have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States except that

Shares may be offered or sold to Qualified Institutional Buyers pursuant to Rule 144A."

"Each U.S. purchaser hereof will, by its purchase of such Shares, be deemed to have represented and agreed for the benefit of the Corporation as follows:

(i) it is aware that the Shares have not been and will not be registered under the 1933 Act and the sale contemplated hereby is being made in reliance on Rule 144A to Qualified Institutional Buyers;

(ii) it is a Qualified Institutional Buyer and is acquiring the Shares for its own account or for the account of another Qualified Institutional Buyer with respect to which it exercises sole investment discretion;

(iii) it understands that if it decides to offer, sell or otherwise transfer such Shares, such Shares may be offered, sold or otherwise transferred only (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, or (C) inside the United States in accordance with (x) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (y) the exemption from registration under the 1933 Act provided by Rule 144 thereunder, if available; and

(iv) unless otherwise agreed to by the Corporation, it understands that all Shares sold in the United States as part of this offering will bear a legend to the following effect:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDERS HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT, OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT;

provided that, if any such Shares are being sold under clause (iii)(B) above, the legend may be removed by providing a declaration to Computershare Investor Services Inc., as registrar and transfer agent for the Shares, to the following effect (or as the Corporation may prescribe from time to time):

The undersigned (A) acknowledges that the sale of the ● Shares represented by certificate numbers ●, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933 (the "1933 Act") and (b) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the 1933 Act) of the Corporation, (2) the offer of such Shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the TSX and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such Shares. Terms used herein have the meanings given to them by Regulation S;

Provided, further, that, if any such Shares are being sold under clause (iii)(C)(y) above, the legend may be removed by delivery to Computershare Investor Services Inc. of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws."

6. Each Underwriter agrees that:

(a) It will deliver, through its U.S. affiliate, a copy of each of the preliminary U.S. private placement memorandum and final private placement memorandum (including the Canadian preliminary prospectus or final prospectus, as the case may be, relating to the Shares and a U.S. covering memorandum) for the U.S. offering to each person in the United States purchasing Shares from it;

(b) It shall cause its U.S. affiliate to agree, for the benefit of the Corporation, to the same provisions as are contained in paragraphs 5 and 6; and

(c) At the Closing Time, it, together with its U.S. affiliate selling Shares in the United States, will provide a certificate, substantially in the form of Exhibit I to this Schedule, relating to the manner of the offer and sale of the Shares in the United States.

EXHIBIT I TO SCHEDULE A
UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the common shares (the "Shares") of Universal Energy Group Ltd. (the "Corporation") pursuant to the Underwriting Agreement dated January 26, 2007 among the Corporation, Universal Energy Corporation, Terra Grain Fuels Holdings Inc., Terra Grain Fuels Inc., Gary J. Drummond, Mark L. Silver and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

(i) **[U.S. affiliate]** is a duly registered broker or dealer with the United States Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. ("NASD") and is in good standing with the NASD and the SEC on the date hereof;

(ii) each purchaser was provided with a copy of the private placement memorandum, including the Canadian final prospectus dated January 26, 2007 and a U.S. covering memorandum, for the offering of the Shares in the United States;

(iii) immediately prior to transmitting such private placement memorandum to the purchasers, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A) and, on the date hereof, we continue to believe that each U.S. person purchasing Shares from us is a Qualified Institutional Buyer;

(iv) no form of general solicitation or general advertising (as those terms are used in Regulation D under the 1933 Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States or to U.S. persons; and

(v) the offering of the Shares in the United States has been conducted by us in accordance with the Underwriting Agreement.

THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

IN WITNESS OF WHICH the parties have duly executed this Agreement.

NAME OF UNDERWRITER

By: ______________________________

Name:

Title:

By: ______________________________

Name:

Title:

NAME OF U.S. AFFILIATE

By: ______________________________

Name:

Title:

By: ______________________________

Name:

Title:

conexus CREDIT UNION

July 21, 2006

RECEIVED

Terra Grain Fuels Inc.
C/O Drummond Group of Companies
2398 Scarth Street
Regina, SK S4P 2J7

Attention: Gary Drummond

Dear Mr. Drummond:

RE: OFFER TO FINANCE

We are pleased to confirm that your application for financing has been approved subject to the following terms and conditions:

LENDER: **CONEXUS Credit Union 2006 (CCU) as lead lender, Concentra Financial Services Association (CF), Farm Credit Canada (FCC) and other investor(s), hereinafter referred to as the "Lenders' Syndicate" or "Lender".**

BORROWER: **Terra Grain Fuels Inc.**

AMOUNT: $50,000,000

CURRENCY: Canadian dollars

TERM: Construction Period up to 16 months plus Take-out period of up to five (5) years starting the earlier of: i) Certificate of Substantial Performance ii) 6 months from last drawdown (the 'Term Conversion Date').

AMORTIZATION: Interest only during construction until the Term Conversion Date. Thereafter, blended monthly principal and interest payments sufficient to amortize the Loan over ten (10) years.

USE OF PROCEEDS: The Loan proceeds will be applied only as follows (unless the Lender consents to a different application of proceeds):

Use: Finance the construction and operation of the Belle Plaine, Saskatchewan 150 million litre fuel ethanol production plant (with the potential capacity to produce 165 million litres per year).

Capital Costs	$117,700,000
Owners Costs	$ 7,000,000
Working Capital	$ 8,600,000
Interest & Taxes during construction	$ 4,400,000
TOTAL	**$137,700,000**

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TOTAL PROGRAM

The amount of $87,700,000 required to complete the Program in addition to the Loan will be provided by the Borrower as follows:

Equity	$ 40,000,000
Subordinated debt	$ 40,000,000
PST Rebate	$ 7,700,000
Total	**$ 87,700,000**

The Program must not be materially changed without the Lender's prior written approval.

The Lender may, but is not obligated to, complete the Program. If the Lender chooses to complete the Program, its costs of so doing will be additional advances of the Loan, repayable and secured pro rata with the Loan.

INTEREST RATE: During Construction, a floating rate of CONEXUS Prime + 2.0% would be available. Prime is currently 6.00%.

After construction, both floating rate of CONEXUS Prime + 1.0% and fixed rate terms based on Canadian Bid Bond rates plus 225 basis points would initially be available. Moving forward, rates will be reviewed annually at time of annual review. The Borrower shall have the right, but not the obligation to convert floating rate borrowings to fixed rate borrowings.

PRINCIPAL REPAYMENT: The Loan will be interest only until the Term Conversion Date. Thereafter, the Loan will be repaid in equal and consecutive blended instalments of principal and interest calculated and payable monthly by pre-authorized payment sufficient to repay the Loan over the remaining amortization period. Payment is due on the same dates as interest is payable.

PREPAYMENT: The borrower shall also have the privilege of, at any time, paying any sum in addition to the sums payable under the Loan on account, or in full, of the outstanding Loan balance upon payment by way of prepayment penalty of an amount equal to the following:

A) For prepayments made through normal course business transactions/cash flow the prepayment penalty will be the greater of:

1) Three months interest at the loan rate on the amount so paid; or

2) An amount equivalent to the Lenders' Syndicate's loss of interest (otherwise known as the "Interest Differential"), if any, for the remainder of the term, calculated on the loan balance then

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outstanding and computed as the amount of interest payable on the amount so paid calculated at the loan rate for the remainder of the term less an amount of interest which would be payable for the same period, calculated according to the Lenders' Syndicate's rate then in effect for new mortgages of a similar type with a term equal to the next longer term than the remaining term of the existing Mortgage.

B) For prepayments not made through normal course business transactions/cash flow the prepayment penalty will be calculated as follows:

1) 1% of the principal Loan balance outstanding, at the time of payout, during the first three years of the project.

Beginning in year 4, the prepayment penalty would be an amount equal to the greater of:

2) Three months interest at the Loan rate on the amount so paid; or

3) An amount equivalent to the Lenders' Syndicate's loss of interest (otherwise known as the "Interest Differential"), if any, for the remainder of the term, calculated on the Loan balance then outstanding and computed as the amount of interest payable on the amount so paid calculated at the Loan rate for the remainder of the term less an amount of interest which would be payable for the same period, calculated according to the Lenders' Syndicate's rate then in effect for new mortgages of a similar type with a term equal to the next longer term than the remaining term of the existing Mortgage.

Under both prepayment scenarios, the Borrower shall also have the right to annually make prepayment, without penalty, of up to 10% of the principal outstanding on the Loan on a non-cumulative basis. This payment would be made once annually on an anniversary date to be determined.

DRAWS: Advances shall be made in minimum draws of $3,000,000 and each draw must be approved by the Lenders' Syndicate Payment Certifier as described below. For clarity sake all equity and sub-debt funds shall be drawn and invested prior to any disbursement from the Loan.

LENDERS' SYNDICATE PAYMENT CERTIFIER: The Lenders' Syndicate shall appoint a Payment Certifier to review the project and the budget. Each request for a draw from the Loan (other than monthly interest payments) must be accompanied by details of expenditures for the draw and cost to complete, including owner's costs, versus budget. Any shortfall in the cost to complete versus the total of the Loan shall be provided by the Borrower as equity in the project. The Lenders' Syndicate Payment Certifier must approve and confirm amounts expended

under the request for draw and also review and approve the cost-to-complete information prior to any draw being made. Change orders under $100,000 are permissible without Lenders' Syndicate approval provided the total amount of the Loan is unchanged or any increase in capital is provided as equity by the Borrower. There would also be a change order cap of $500,000. The cost of the Lenders' Syndicate Payment Certifier is for the account of the Borrower and shall be paid from the Loan as a project cost. The Payment Certifier shall be acceptable to the Borrower. A budget of the cost shall be provided prior to disbursement and approved by the Borrower.

SECURITY: Please see Schedule "A" attached. All security must be in a form satisfactory to the Lender.

CONDITIONS PRECEDENT: Please see Schedule "B" attached. Please note that there will be other documentation required relating to the Loan which shall be in a form satisfactory to the Lender.

COVENANTS: Please see Schedule "C" attached. Please note that the documentation will include covenants and warranties on the part of the Borrower that the Lenders' Syndicate deems necessary including representations concerning the environment.

EVENTS OF DEFAULT: Any default of the terms and conditions of this offer, once accepted, or the terms and conditions of the security taken for the loan, shall constitute an Event of Default, entitling the Lenders' Syndicate to demand payment of all sums owing to the Lenders' Syndicate, including interest, and realize on security taken for the loan.

Without limiting the generality of the foregoing, the Borrower shall be considered in default if:

1. There occurs, in the sole opinion of the Lenders' Syndicate.
    a) A material change in risk or adverse change in the financial condition of the Borrower;
    b) An unacceptable change in ownership;
    c) Legal implications detrimental to the affairs of the Borrower.

2. The Borrower is in default under any prior or subsequent loan.

REVIEW: Without limiting the Lenders' Syndicate's right to make demand for payment at any time, all loans will be subject to review from time to time at the Lenders' Syndicate's discretion and at least annually.

TRANSACTION EXPENSE:

Legal fees and disbursements, appraisal fees (if any), any out of pocket due-diligence expenses and other costs incurred in the preparation, execution, delivery, registration and discharge of the Loan documents, including, without limitation, third party work fees charged by the Lenders' Syndicate, or in the collection of any amount owing under the Loan shall be for the Borrower's account.

The Lenders' Syndicate solicitors' reasonable charges are payable by the Borrower by deduction from the initial advance. Note that Lenders' Syndicate lawyers' accounts are payable whether or not the Loan is completed.

The Lenders' Syndicate's solicitor will be **Fred McBeth** from **Balfour Moss LLP**. He has quoted an hourly rate of [redacted] for the project.

NON-ASSIGNMENT OF OFFER:

This offer shall not be assigned, transferred or otherwise disposed of without the Lenders' Syndicate's prior written consent.

REPRESENTATIONS AND WARRANTIES:

This approval is based upon and is subject to the accuracy of information furnished in connection with the application for this loan or loans. If at any time before final advance of funds there is or has been any material discrepancy, inaccuracy, or misstatement in any written information, statements or representations at any time made or furnished to us by you or on your behalf concerning the Program or your final condition and responsibility, the Lenders' Syndicate shall be entitled, forthwith, to withdraw and cancel our obligations hereunder or decline to advance funds, as the case may be, and to declare any monies then advanced, with interest, to be forthwith due and payable.

MATERIAL CHANGES:

Acceptance of this offer letter provides full and sufficient acknowledgement that if, in the opinion of the Lenders' Syndicate, any material change in risk or adverse change in the financial condition of the Borrower occurs, or if the Borrower has failed to comply with any of the conditions outlined herein, this shall constitute default, and at the sole discretion of the Lenders' Syndicate, any amount outstanding may become due and payable on demand, notwithstanding the form or style of the evidence of debt and any commitments by the Lenders Syndicate outlined in this letter may be withdrawn or cancelled.

NON-MERGER

The provisions and terms of this offer, shall survive the preparation, execution, and registration of the security for the loan and the funding herein contemplated. There shall be no merger of these provisions with the security granted by the Borrower.

COMMITMENT FEE: A commitment fee of 0.50% of the Loan Amount ($250,000) less the application fee ($100,000 received May 19,2006) shall be due and payable. (This fee may be capitalized in the project cost.)

GOVERNING LAW: The Province of Saskatchewan.

CONFIDENTIALITY: This Offer is considered confidential, and for the sole use and benefit of the Lenders' Syndicate and the parties herein and may not be provided to, used or replied upon by any third party without the written consent of the Lenders' Syndicate.

OFFER OF FINANCING: This offer to finance is open for acceptance until July 27,2006. Failure to provide the Lenders' Syndicate with your signed acceptance on the attached copy of this letter by the above date will make this offer null and void. Acceptance of this offer authorizes the Lenders' Syndicate to provide the Borrower's Accountant with a copy of this "Offer to Finance", and also constitutes our authority to instruct our Solicitors to prepare the necessary documentation.

Yours very truly,

Lenders' Syndicate

per:

P.P. (Peter) Nokonechny
Phone: (306) 780-1658
Fax: (306) 337-1557
E-mail peter.nokonechny@conexus.ca

Agreed and accepted this 24 day of July, 2006.

BY: Terra Grain Fuels Inc.

per:

per: ____________________ *(under corporate seal)*

SCHEDULE "A"

TO THE LETTER DATED JULY 21, 2006

SECURITY

The Loan will be secured by

(a) A first priority security interest and charge on all assets and undertakings of the Borrower by way of Demand Debenture Mortgage, including a first charge on intellectual property and excluding those as described in Schedule C, Negative Covenants (g) plus a general security interest on all other current and after acquired assets. This will be evidenced by general security agreements and such other documentation, as the Lenders' Syndicate deems necessary. The general security interest will not prevent the Borrower from ordinary-course-of-business dealings with assets and will permit the Borrower to give book debts and inventory security to its bankers and other institutional lenders;

(b) An assignment of all risks fire and extended coverage insurance (plus boiler and pressure valve insurance, if applicable) on all assets to the full insurable value and in any event not less than the principal of the Loan from time outstanding, with losses payable to the Lenders' Syndicate, as its interests appear, and a standard mortgage clause on an Insurance Bureau of Canada form;

Minimum all risk insurance in the amount of the senior debt.

Minimum third party liability insurance of $15,000,000

Minimum environmental insurance of $10,000,000

Business interruption insurance equivalent to three months of operating expenses. A quote will be provided by CONEXUS Insurance that is reasonable to the borrower.

(c) Acknowledged assignment of all contracts with the purchaser of the fuel ethanol product, the purchaser of the distillers dried grain product when they are entered into and all other pertinent contracts that the Lenders' Syndicate may identify during its due diligence.

(d) An assignment of Delta-T Process Performance Guarantee and EllisDon Corporate Assurance satisfactory to the Lenders' Syndicate.

(e) An assignment and subordination in favour of the Lenders' Syndicate of all shareholder Loans, withdrawals, bonuses, and other such fees.

(f) Inter-lender agreement with the financial institution providing operating financing.

(g) Inter-lender agreement with the Sub-Debt Group.

(h) Pari-passu agreement between the Senior Debt Partners.

(i) A minimum balance of $5,000,000 to be held in the company's operating account at CONEXUS Credit Union for cost overruns and debt servicing shortfalls. Upon Certificate of Substantial Performance, this requirement will be reduced to $3,000,000 for debt servicing requirements going forward and will be subject to annual review. This minimum balance will be directly assignable to the Lenders' Syndicate.

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SCHEDULE "B"

TO THE LETTER DATED JULY 21, 2006

CONDITIONS PRECEDENT

Due Diligence

Upon acceptance of this offer, the Borrower will provide to the Lenders' Syndicate all contracts and other information necessary to allow the Lenders' Syndicate to complete its due diligence.

(I) Legal

(a) The following shall have been delivered to the Lenders' Syndicate:

- Detailed ownership and corporate structure.
- Copy of Final Subdebt Agreements with terms and conditions that are satisfactory to the Lenders' Syndicate.
- Copy of the unanimous shareholders agreement with terms and conditions suitable to the Lenders' Syndicate.

(II) Appraisals and Other Reports

(a) Review of final project design, contracts, permits, approvals and project economics in form and substance satisfactory to the Lenders' Syndicate. The cost of this is to be paid by the Borrower, whether or not the Loan is advanced;

(b) Review of a fixed price contract covering 90% of the project's hard costs;

(c) Satisfactory environmental review;

(d) Review of all construction related contracts, including all contracts, which include the Delta-T Process Performance Guarantee, EllisDon Corporate Assurance and liquidated damages clauses, all licensing and permits from municipalities, SaskWater and Saskatchewan Environment in a form and substance satisfactory to the Lenders' Syndicate.

(e) Provide a copy of the full internal engineering report every three months during project construction.

(f) A satisfactory update in a detailed and timely fashion will be provided by the ownership group as to the status of contracts for Ethanol Off Take and Distilled Dried Grain Sales. This update will have to be received and reviewed before our first advance.

(III) Financial

(a) The Borrower shall arrange or shall be arranging a suitable operating line of credit with CONEXUS Credit Union on terms reasonably satisfactory to the Lenders' Syndicate (Interest Letter attached);

(b) There shall be adequate bonding and liquidated damages clauses in the construction and construction related contracts in the sole opinion of the Lenders' Syndicate;

(c) Satisfactory review of all Management/Marketing Agreements.

(d) All equity and subdebt funding will be invested in the project before any disbursement of senior debt.

SCHEDULE "C"

TO THE LETTER DATED JULY 21, 2006

COVENANTS

Financial Ratios

Ratios will be calculated in accordance with GAAP unless otherwise specified and calculated monthly.

(a) Maintain a ratio of current assets to current liabilities of at least 1.0 to 1.0 upon date of commissioning of the facility improving to 1.25 to 1.0 by fiscal yearend and thereafter;

(b) Maintain a ratio of non-current debt to equity (partners capital) (which includes debt deferred and subordinated on terms satisfactory to Lender) not above 1.0 to 1.0;

(c) Maintain debt service coverage on long-term debt of at least 1.5 times on a 12 month moving average basis. This covenant test will commence at the end of the first complete 12 month period of operation. This coverage test is defined as pre-tax profit, plus depreciation, plus interest paid on long-term debt, plus interest paid on operating Loans divided by the interest paid plus the principal paid on long-term debt (senior and subdebt).

(d) Minimum Shareholders Equity defined as Cash Equity: At all times following the initial advance, not less than $40,000,000.

Reporting Requirements

The following statements, reports and information shall be provided to the Lenders' Syndicate so long as any portion of the Loan remains outstanding:

(a) annual audited statements for the Borrower within 120 days after fiscal year end presented without qualification, and unaudited, cumulative monthly statements within 30 days of the end of each month commencing after Certificate of Substantial Performance;

(b) a business plan and monthly operating budget, as approved by the Borrower's Board, for the coming fiscal year for Lenders' Syndicate approval. This shall be provided 30 days prior to each fiscal year end;

(c) after the Commencement Date a comparison of year to date results (monthly) with the previous year and the forecast results for the Borrower together with written explanations of differences of more than 10%;

(d) a Certificate of Compliance signed by the chief financial officer of the Borrower with each drawdown request. Monthly Certificate of Compliances commencing after Certificate of Substantial Performance;

(e) Report on the Status of all Contracts at the monthly construction progress meetings that is satisfactory to the Lenders' Syndicate.

Such other supporting information or explanation the Lenders' Syndicate may require as part of its analysis of the Borrower.

Negative Covenants

While any amount Loaned pursuant to this credit facility remains outstanding, the Borrower covenants that it shall not, without prior written consent of the Lenders' Syndicate:

(a) make any Loan to or investment in or enter into any contingent liabilities or obligations or give any guarantee on behalf of or other financial assistance to any person, firm or corporation;

(b) acquire, amalgamate or enter into partnership or syndicate with any other corporation or person;

(c) redeem or purchase any shares or reduce the capital of the Borrower in any other manner;

(d) declare or pay any dividends (capital distributions) or make any distribution of assets, payments of management fees, bonuses or any other similar fees if the Borrower is in default or if such distribution would place the Borrower in default of any of its Loan Covenants;

(e) pay or distribute any funds to any sub-debt holder if such distribution would place the Borrower in default of any of its Loan Covenants;

(f) change the general nature of the business of the Project;

(g) give or attempt to give to others, any security on the Project other than security over accounts receivable and inventory to secure the operating line of credit;

(h) experience a change in ownership greater than 49% of the Project;

(i) materially change the following key contracts, if undertaken, without prior written consent of the Lenders' Syndicate.

- Management.
- Grain procurement.
- Distilled Grain sales.
- Ethanol off take sales.
- Freight Logistics.

Positive Covenants

While this facility is in place the Borrower covenants that it will do the following:

(a) punctually pay the principal, interest and other moneys payable in connection with the Loan and in accordance with the Loan documents;

(b) maintain clear title to all property and take whatever actions are necessary to perfect a first priority security interest in the collateral in favour of the Lenders' Syndicate;

(c) pay all taxes when due, provided that such taxes may be contested in good faith pursuant to appropriate proceedings, and in respect of which Borrower has set aside adequate reserves;

(d) provide notice to the Lenders' Syndicate of any default or any event which may, with the passage of time, become default or of any material actions or proceedings before any court, government entity or arbitrator, or of notices of noncompliance with law;

(e) maintain its corporate existence in good standing throughout the currency of this credit facility;

(f) permit representatives of the Lenders' Syndicate to visit the Borrower's premises to examine at reasonable times and make copies of financial and other records of the Borrower.

(g) Provide environmental indemnification to Lenders' Syndicate.

(h) Provide assurances that no environmental issues exists or, if they do exist, that the Borrower is responsible for such issues.

(i) Pay for all capital upgrades through operating cash.

LICENSE OF TECHNOLOGY
BETWEEN
DELTA-T CORPORATION
AND
TERRA GRAIN FUELS Inc.

THIS AGREEMENT (hereinafter called this "License") made this 22nd day of October, 2006 by and between Delta-T Corporation, a Virginia corporation, with its principal place of business at 323 Alexander Lee Parkway, Williamsburg, Virginia 23185 ("Delta-T"), and Terra Grain Fuels Inc, 1570 – 2002 Victoria Ave., Regina, Saskatchewan S4P 0R7 Canada ("Owner"), each of which may be referred to individually as a "Party," or jointly as the "Parties."

WITNESSETH:

WHEREAS, Owner is building a one hundred fifty million (150,000,000) litres per year ("MLPY") (39,000,600 million gallons per year) fuel ethanol plant near Belle Plaine, Saskatchewan, Canada (the "Plant"), and

WHEREAS, EllisDon/VCM In Joint Venture ("Prime Contractor"), has entered into one or more contracts with Owner for construction of the Plant (the "Prime Contract"), and

WHEREAS, Delta-T has agreed to provide engineering and services related to construction of the Plant based on Delta-T's proprietary technology under a subcontract with Prime Contractor (the "Subcontract"), but only on the condition that Owner enter into a license agreement with Delta-T for the use of the technology embodied therein, on the terms and conditions set forth herein,

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both Parties, the Parties agree as follows:

1. DELTA-T TECHNOLOGY

As used in this License, "Delta-T Technology" shall mean all data, technical information, trade secrets, inventions (whether patented or not and whether issued before or after the date of this License), know-how, procedures, processes, other information and copyrights owned, created or developed by Delta-T, or with respect to which Delta-T has the right to grant a license, embodied in the Plant, used in the operation of the Plant, or included in any documents, drawings or other materials delivered, electronically or otherwise, by Delta-T to Prime Contractor or Owner under this License Agreement or the Subcontract. Delta-T Technology includes, specifically but without limitation, the items listed on Exhibit A.

2. GRANT OF LICENSE

2.1 License Grant: Owner acknowledges that Delta-T is and shall remain the sole owner of the Delta-T Technology. Delta-T hereby grants to Owner, subject to the conditions of this License, a non-exclusive, fully paid-up, non-transferable right to use in perpetuity the Delta-T Technology, without right to grant such rights to others, solely for the purposes of:

A. construction, building and ongoing operation of the Plant, and

B. repair, maintenance, optimization, or enhancement of the Plant.

Owner agrees that it shall not use the Delta-T Technology for any other purpose. Repair, maintenance, optimization, or enhancement ("Modification"), for this purpose, shall include de-bottlenecking, but shall not include expanding the physical dimensions of the distillation columns or molsieve vessels included in the Delta-T Technology, or adding to the original number of distillation columns or molsieve vessels specified in such design. Owner may not disclose any of the Delta-T Technology to (i) any third party that is listed on Exhibit B, or (ii) to any individual, group or company that is in the business of designing alcohol plants or parts thereof and that is not listed on Exhibit B ("Designers"), for the purpose of making any Modification, *except that* Owner may make such disclosure to any Designer to the extent, and only to the extent, necessary to permit such Designer to enable a Modification that was created without the disclosure of any Delta-T Technology by or on behalf of Owner, to interface with portions of the Plant designed by Delta-T.

2.2 Restriction on Assignment: Subject to Section 7.1 hereof, this License is not assignable or otherwise transferable in any way, and any attempt to assign it in violation of this provision shall be null and void, except that (i) Owner may assign this License to a purchaser of substantially all of the assets of the Plant in connection with the sale of such Plant as a going business, provided that Owner gives Delta-T written notice of such transfer at least thirty (30) days prior to the date on which it becomes effective, and (ii) Owner may pledge or grant a security interest in its interest in this License to its lender or lenders provided that no lender shall have a right to sell or otherwise transfer this License or any rights under it except in connection with the sale of the Plant as a going business, and provided further that any such lender must give Delta-T prior notice of such sale or transfer, and (iii) Owner may assign this License at any time, and from time to time, to an Affiliate of Owner, provided that Owner first provides Delta-T with thirty (30) days notice in writing. For the purposes of this License, "Affiliate" has the meaning ascribed thereto in the Securities Act (Alberta), as amended from time to time.

2.3 Payment: At such time as

(i) Owner has paid Prime Contractor all amounts due to it under the Prime Contract in accordance with its terms;

(ii) the Prime Contract is terminated (A) due to breach by the Prime Contractor or bankruptcy of the Prime Contractor, or (B) due to a Force Majeure Event (as defined in the Prime Contract) affecting Prime Contractor; or

(iii) the Prime Contract remains in effect, has not been completed for reasons other than the fault of the Owner so that all amounts have not yet become due under such contract, but the Plant is capable of operating for commercial purposes;

the license rights granted Owner under Section 2.1 above shall become irrevocable and shall continue in full force and effect notwithstanding any breach or default hereunder by Owner, provided that such continuation shall not limit or preclude any remedy Delta-T may have for damages. In no case, however, may Owner use the Delta-T Technology for any purpose, other than construction of the Plant under the Prime Contract, unless it has first paid Delta-T Corporation a license fee of USD$2,610,000.00 for the Plant, less the amounts, if any, paid under the Prime Contract for the license fee. Payment of the last amounts payable under the Prime Contract, and no other amounts, shall be deemed payments of the license fee for this purpose. Notwithstanding any other provision of this License, Owner shall have the right at any time, including upon the termination of this License, howsoever caused, and for a reasonable period of time following such termination, to pay to Delta-T all sums due to Delta-T for the License under the Prime Contract together with any sums due under this License in order to make the license rights under Section 2.1 irrevocable. Furthermore, in the event of Termination of the Prime Contract, Owner and Delta-T will cooperate reasonably to facilitate Owner's transition to a new prime contractor having a relationship with Delta-T as a subcontractor similar to the Delta-T relationship with the Prime Contractor.

3. Restrictions on Access and Confidentiality

3.1 Confidential Information: "Confidential Information" as used herein means (a) the Delta-T Technology; (b) either Party's product plans, business plans and projections; and (c) any other information that is clearly marked as confidential or proprietary. However, Confidential Information does not include information that the receiving Party can demonstrate by documentary evidence falls under one of the following exceptions:

a. Was known to it prior to its receipt from the other Party or from the Prime Contractor, without breach of an obligation of confidentiality and was not subject to any obligation of confidentiality;

b. Is, or after the date of this License becomes, without fault of the receiving Party (being the Party to which the Confidential Information is or has been disclosed), part of the public domain; or

c. Is disclosed to receiving Party by someone other than the disclosing Party who is under no obligation not to disclose it.

3.2 Restrictions on Disclosure: Owner shall not disclose any Delta-T Technology, by Inspection or otherwise, to any person or entity other than (i) its employees to the extent that such employees have a need to have access to such information to perform their obligations, and only if they have first been advised of the confidentiality of the information and agree to keep it confidential and not to use or disclose it for any purpose other than fulfilling their obligations to Owner, and (ii) third parties as needed to maintain or operate the Plant as permitted under Section 2 above, to the extent that such third parties have a need to have access to such information to perform their obligations, and only if they have first been advised of the confidentiality of the information and agreed to keep it confidential and not to use or disclose it for any purpose other than fulfilling their obligations to Owner by signing the non-disclosure agreement attached hereto as Exhibit C, or such other form as Delta-T may reasonably agree. Owner shall in no event, however, disclose any Delta-T Technology, in Inspection or otherwise, to any third party listed on Exhibit B or to any Designer except (with respect to Designers) as expressly permitted under Section 2 above. "Inspection" for the purposes of this Section 3 shall mean any visual or other inspection of any portion of the Plant containing Delta-T Technology in sufficient detail to reveal measurements of the components, configuration of piping and components, operating parameters, or access to software used to control such components. Furthermore, in no case shall Owner permit any employee or third party to view the internal portion of a molsieve installed at the Plant and based on the Delta-T Technology unless it needs to do so due to malfunction of the molsieve and such third party is not an entity listed on Exhibit B and Owner has first used good faith efforts to notify and allow Delta-T to arrive at the Plant and correct the problem within 72 hours.

3.3 Disclosure to Prime Contractor: The Parties acknowledge that Prime Contractor has independent access to the Delta-T Technology under the Subcontract. The Parties agree that (i) Prime Contractor shall have full access to any Confidential Information in connection with its work under the Prime Contract and (ii) neither Delta-T nor Owner shall have any liability or obligations to the other for Prime Contractor's misuse of any Confidential Information disclosed as permitted under this License unless such Party directed or otherwise participated in such misuse in such a manner that it would otherwise be liable for such misuse under law or at equity.

3.4 Protection; Copies: Owner shall take commercially reasonable means to protect the confidentiality of the Delta-T Technology. In particular, but without

limitation, Owner shall not (i) make copies of any document containing any of the Delta-T Technology except to the extent reasonably necessary to use such technology as permitted under this License, (ii) deliver any such documents to any government agency for any purpose without complying with any applicable law or regulation necessary to protect the confidentiality of the same, or (iii) remove, obliterate or fail to reproduce on any copy of any such document any and all copyright and confidentiality notices printed thereon. Upon receipt of any notice from regulatory authorities that such authorities require delivery of any documents containing Delta-T Technology, Owner will immediately advise Delta-T of such request or demand, in which case Delta-T shall have the option of taking any steps it deems advisable in order to protect such documents from disclosure. Owner will in no case be required to take any affirmative action other than providing immediate notice to Delta-T pursuant to the foregoing to protect Delta-T Technology from inspection by or disclosure to either provincial or federal regulatory agencies. Owner will have no liability for disclosure of Delta-T Technology to government or regulatory agencies in the event that Owner provided immediate notice to Delta-T as required above and Delta-T failed to take any steps to protect documents from disclosure.

3.5 Use: Owner shall not use the Delta-T Technology except as expressly permitted under this License.

3.6 Court Order or Other Legal Process: In the event that any subpoena, request or demand ("Demand") shall be served upon Owner under any court action, administrative or dispute resolution proceeding, for delivery or disclosure of any of the Delta-T Technology, then Owner will promptly advise Delta-T of such Demand and deliver to Delta-T a copy of such Demand and all documentation relating to such Demand and the proceeding in which it is made which is in the possession of Owner and is reasonably requested by Delta-T. The Parties shall consult with each other concerning any such Demand and Owner shall provide reasonable cooperation to Delta-T, provided that all such consultation and cooperation, including without limitation reasonable travel and accommodation costs and legal fees sustained by Owner, shall be at the cost of Delta-T, to minimize the disclosure of such technology by agreed protective order prepared and negotiated by Delta-T and the party making the Demand, or by other means not requiring Owner to contest or oppose the Demand. If Delta-T is not a party to the action or proceeding in which the Demand is served, and wishes to have the Demand opposed, then Delta-T may intervene in such action or proceeding for the purpose of opposing the Demand or minimizing the disclosure of the Delta-T Technology, and such intervention shall not be objected to by Owner. If Owner makes a disclosure of Delta-T Technology pursuant to a Demand after complying in all respects with the provisions of this Section 3.5, then such disclosure shall not be deemed a breach of this License and Owner shall have no liability to Delta-T for such disclosure.

3.7 **Injunctive Relief:** Owner agrees that any breach of this License shall cause Delta-T irreparable harm. Accordingly, and in addition to any other remedies that Delta-T may have at law or in equity, Delta-T shall be entitled to obtain injunctive relief against Owner to prevent any continuing breach, and without posting or filing any bond or other security. All costs, expenses and attorney's fees incurred by the prevailing Party as a result of the litigation of any claim under this License Agreement shall be paid to it by the losing party.

4. LIMITATION OF WARRANTY AND LIABILITY

4.1 **Limitation of Warranty:** Subject to the indemnity given to Owner by Delta-T pursuant to Section 5, or as may otherwise be provided herein, the DELTA-T TECHNOLOGY IS PROVIDED UNDER THIS LICENSE AS IS AND WITHOUT ANY WARRANTY OF ANY KIND. The only warranties made with respect to the Delta-T Technology are those made by the Prime Contractor under the Prime Contract.

4.2 **Limitation of Liability:** Subject to the indemnity given to Owner by Delta-T pursuant to Section 5 of this License, in no case shall Delta-T have any liability to Owner under this License whether based on contract, negligence or other tort, or any other legal theory, whether or not it had knowledge of the damages that might result. Owner agrees that any and all right to damages or remedies of any and every kind that Owner may have, now or in the future, with respect to the Delta-T Technology, including, without limitation, damages or remedies resulting from performance of the Delta-T Technology, express or implied warranties against infringement or other warranties, are those available to it under or by virtue of the Prime Contract. OWNER HEREBY ACKNOWLEDGES THAT THE REMEDIES CONTAINED IN THE PRIME CONTRACT ARE OWNER'S EXCLUSIVE REMEDIES AND ARE IN LIEU OF ANY AND ALL OTHER REMEDIES AVAILABLE AT LAW, OR IN EQUITY.

5. INDEMNITY

5.1 **Indemnity of Owner by Delta-T:** Notwithstanding any other provision of this License, Delta-T shall, at its own cost and expense, (a) shall indemnify Owner for any suit or proceeding brought against Owner to the extent that it is based upon a claim that the Plant or the operation of the Plant or a portion thereof, when operated in accordance with Delta-T's operating instructions provided to Owner infringes any Canadian or U.S. copyright or patent or misappropriates any confidential information or proprietary information and such infringement or misappropriation is actionable under the laws of Canada or Saskatchewan and (b) shall pay any award or damage assessed against Owner in any such suit or proceeding; *provided, however,* that (i) Owner gives Delta-T prompt notice in writing of any such claim of infringement and/or misappropriation and of the institution of any such suit or proceeding and (ii) Delta-T is given by Owner authority, information and assistance for the defense of same. Owner shall have the right to be represented at its cost and expense in any such suit or

proceeding by advisory counsel of Owner's choosing. If with respect to any such suit or proceeding, and to the extent caused by the use of the Delta-T Technology, the Plant or the operation thereof should be held to constitute infringement and/or misappropriation and also further operation of the Plant as completed or modified hereunder should be enjoined, or if Delta-T should deem it advisable because of such suit or proceeding or threat thereof, Delta-T may, at its cost and expense and at its election, (i) procure for Owner the right to continue operation of the Plant, or (ii) revise the Delta-T Technology and modify the Plant so as to avoid infringement. OWNER AGREES THAT DELTA-T SHALL NOT BE RESPONSIBLE FOR ANY CONSEQUENTIAL, EXEMPLARY, INCIDENTAL, PUNITIVE OR OTHER SPECIAL DAMAGES THAT ARISE AS A RESULT OF ANY SUCH SUIT OR THAT ARISE AS A RESULT OF ANY COURT ORDER OR SETTLEMENT ENTERED INTO RESOLVING SUCH SUIT.

6. TERMINATION

6.1 <u>Reasons for Termination</u>: Unless and until this License becomes irrevocable, as provided at Section 2 above, at the option of Delta-T, this License shall terminate (i) upon termination of the Prime Contract by Owner for convenience, (ii) upon termination of the Prime Contract by Owner for any reason other than a breach by Prime Contractor resulting from a breach by Delta-T of the Subcontract, or (iii) upon termination of the Subcontract for any reason other than breach by Delta-T. In the case of termination of the Prime Contract by Owner, however, Delta-T shall negotiate in good faith with Owner to enter into a contract to complete the services remaining to be performed by Delta-T under the Subcontract, provided that all breaches by the Prime Contractor are first cured, and upon entering into such a contract this License shall continue in full force and effect.

6.2 <u>Consequences of Termination</u>: Upon termination of this License prior to the grant of License becoming irrevocable, but not thereafter, and subject to Owner's right to make payments as provided herein to make the License irrevocable, including for greater certainty at the time of termination of this License as provided in Section 2.3, Owner shall immediately return to Delta-T all documents embodying any Delta-T Technology and shall cease all use of the Delta-T Technology. Upon termination of this License prior to the grant of License becoming irrevocable, to the extent Delta-T Technology is embodied in equipment delivered to Owner prior to such termination, Owner may sell the same, and display the same for sale, only upon consent of Delta-T, which consent shall not be withheld except to the extent reasonably necessary to assure that the Delta-T Technology is not disclosed or transferred to an entity listed on Exhibit B and that it is not otherwise used or disclosed in a manner prohibited by this License.

7. GENERAL PROVISIONS

7.1 Assignment: No Party shall assign or transfer its rights, duties or obligations hereunder, except as expressly provided herein, without the prior written consent of the other, not to be unreasonably withheld. This License shall be binding upon and shall inure to the benefit of the Parties hereto and to their successors and permitted assigns. Owner may assign this License to an affiliate or subsidiary.

7.2 Merger; Waiver; Amendment: This License constitutes the full and complete agreement among the Parties with respect to the subject matter hereof. There are no statements, agreements, understandings, representations or trade customs of any kind, express or implied, concerning the subject matter hereof which are not merged herein or superseded hereby. A waiver of any of the terms of this License shall not bind any Party unless signed by one of its duly authorized representatives. Waiver by any Party of any default by the other hereunder shall not be deemed a waiver by such party of any default by the other which may occur thereafter. This License may only be modified or amended by an agreement in writing executed by all Parties hereto.

7.3 Governing Law; Venue: The validity, performance, construction and effect of this License shall be governed by the laws of the Province of Saskatchewan, without regard to the choice of laws provisions thereof.

7.4 Notice: All notices provided for herein will be considered as properly given if in writing and delivered personally or by courier properly addressed:

If to Owner, to:

Terra Grain Fuels, Inc.
1570 – 2002 Victoria Ave.
Regina, Saskatchewan
S4P 0R7 Canada
Attn: Mr. Tim LaFrance, President

If to Delta-T, to:

Delta-T Corporation
323 Alexander Lee Parkway
Williamsburg, VA 23185
Attn: Mr. Robert L. Swain, Vice President

7.5 Survival: Owner's obligations under the provisions of Sections 3, 4, 6.2 and 7.

7.5 Severability: In the event any section, or any part or portion of any section of this License shall be held to be invalid, void or otherwise unenforceable, such holding shall not affect the remaining part or portions of that section, or any other section hereof.

7.6 **Document Governance:** Any and all pre-printed terms and conditions on either Party's forms and/or documents are null and void and hereby expressly rejected, and superceded by this License.

IN WITNESS WHEREOF, the Parties have executed this License to be effective on as of the date first set forth above.

DELTA-T CORPORATION	TERRA GRAIN FUELS Inc.
By:	By:
Printed Name:	Printed Name: Tim LaFrance
Title:	Title: President
Date:	Date: November 10, 2006

EXHIBIT A

Exhibit A

Specific Items Included in Delta-T Technology include, but are not limited to:

- Information related to the sequence of processing steps used to convert cornmeal to mash;
- the design of the mix tank system, including, without limitation, the mash recirculation, jet-mixing, classifier/strainer and process condensate superheater components;
- the heat recovery system in the mash preparation section, including, without limitation, the piping configuration;
- the fermentation recirculation, transfer and cooling systems, including, without limitation, the surrounding piping
- the entire distillation, dehydration, evaporation system, and de-acid system, including, without limitation, the molsieve design and operating parameters and configuration, the multi-column distillation configuration and the way the evaporator and molsieve are thermally integrated for maximum energy efficiency

EXHIBIT B
INSERT CURRENT LIST OF COMPETITORS

4B Components
East Peoria, Illinois

Abengoa BioEnergy
Sevilla, Spain

Agrol Biotechnologies Ltd.
Guildford, Surrey Canada

Ambitech Engineering Corporation
Downers Grove, Illinois

AMG Engineering
Cincinnati, Ohio

Bio-Process Innovation
West Lafayette, Indiana

Bio-Renewable Group
Omaha, Nebraska

Broin & Associates, Inc.
Aberdeen, South Dakota

Burns & McDonnell
Kansas City, Missouri

Chematur Engineering & Weatherly Engineering
Atlanta, Georgia

Dick Engineering Inc.
Toronto, Ontario, Canada

MECS, Inc.
St. Louis, Missouri

Fagen, Inc.
Granite Falls, Nebraska

Harris Group Inc.
Seattle, WA

ICM, Inc.
Colwich, KS

Magnin-Interis
Charmes, France

Katzen International, Inc.
Cincinnati, Ohio

Lurgi PSI Inc.
Memphis, TN

Merrick & Company
Aurora, Colorado

Praj Industries
Pune, India

Process Plus, LLC
Cincinnati, Ohio

Raphael Katzen Associates International
Cincinnati, Ohio

Ro-Tech Incorporated
Louisville, Kentucky

SNC-Lavalin Group
Toronto, Canada

Southeastern Energy Development, Inc.
Brooklyn, NY
(Alliance with Pure Vision Technology)

Technip
Cedex, France

Vogelbusch USA, Inc.
Houston, TX
(and its parent Vogelbusch-Austria)

Wave Zeal Ltd.
Winnepeg, Manitoba CANADA

Washington Group International
Boise, Idaho

Any individual, group or company that performs, on the date of the License or during its term, (a) consulting or engineering related to the design of alcohol process

technology and/or (b) design/build services for existing and prospective alcohol plants

5.22.06

EXHIBIT C

NON-DISCLOSURE AGREEMENT

This Agreement is entered into this ___ day of _______, 200_ by and between _________________, a corporation organized under the laws of ___________ ("Owner"), and ________________________________ a corporation organized under the laws of ________________("Recipient"), each of which may be referred to herein individually as a "Party" and collectively as "Parties."

WHEREAS, Owner owns and operates an ethanol plant which is based on technology that is confidential to Delta-T Corporation, a Virginia corporation ("Delta-T"), or Owner is in the process of planning and building such an ethanol plant, and Owner has, or plans to, enter into an agreement for license of such technology from Delta-T and it has agreed not to disclose such technology to any third party except under an agreement containing the terms set forth in this Agreement, and

WHEREAS, Recipient is in the business of supplying goods and/or services useful in the construction or maintenance of ethanol plants, and

WHEREAS, in order to supply, and/or bid on the supply of, goods or services Recipient will need to receive confidential information of Delta-T,

IN CONSIDERATION of the mutual terms and conditions of this Agreement, and other good and valuable consideration receipt of which is hereby acknowledged, Owner and Recipient agree as follows:

1. **Confidential Information:**

1.1 Definition of Confidential Information: "Confidential Information" shall mean (a) all information about the business of Delta-T, including without limitation, plans, customers or customer lists, operating costs, prices it has offered or obtained for its products or technology, and (b) all forms and types of financial, business, scientific, technical, economic, or engineering information, including patterns, plans, compilations, program devices, formulas, designs, prototypes, methods, techniques, processes, procedures, programs or codes, whether tangible or intangible and whether or how stored, compiled or memorialized physically, electronically, graphically, photographically, or in writing , which is disclosed to Recipient by Owner or by Delta-T, whether disclosed orally, visually or in written or other tangible form.

1.2 Exclusions: "Confidential Information" shall not, however, include information, which Recipient can demonstrate by documentary evidence:

a. was in its possession prior to receipt by Recipient under this License;
b. appears in issued patents or printed publications in integrated form or is in general use in the trade without violation by Recipient of this License, or violation by any other party of an obligation not to disclose it; or

c. is disclosed to Recipient by someone by a party other than Delta-T or Delta-T's Customer who is under no obligation not to disclose it.

2. **No Use or Disclosure:**

2.1 General Restrictions: Recipient shall not, without Delta-T's express written permission (a) make copies of any Confidential Information or (b) divulge, disclose or communicate any Confidential Information to anyone other than its employees who need to have access to such information in order to fulfill the purpose set forth above and who have been advised of the terms of this License and agreed to comply with it, or (c) use any Confidential Information for any purpose other than the purposes set forth above. Recipient shall take all reasonable steps to protect the Confidential Information from improper use or disclosure, and shall in no case use less care to protect Confidential Information than it uses to protect its own proprietary or confidential information.

2.2 Disclosures Required by Court Order: If Recipient is required to disclose any Confidential Information by applicable law, regulation or legal process, Recipient shall provide Owner and Delta-T notice of such request or requirement and copies of all documents relevant to the request or requirement. Recipient shall give such notice promptly, and in sufficient time to allow Delta-T to seek a protective order or other remedy. Recipient shall not disclose any Confidential Information due to a requirement of law, regulation or legal process unless: (a) it has first given the notice required by this Section 2.2 and Delta-T has either given Recipient written permission to disclose it, or Delta-T has failed to respond to Recipient's notice at least 24 hours prior to the time that Recipient is required to make such disclosure, (b) it is advised by written opinion of its counsel that it is legally required to disclose such information, and (c) it has used its best efforts to obtain all reasonable assurances from the party or parties to whom the information is to be disclosed that the information will not be used or disclosed for any purpose other than the purpose for which the applicable law, regulation or legal process requires its disclosure.

2.3 Delta-T Is Third Party Beneficiary: Recipient agrees that Delta-T is a third party beneficiary of this License and that Delta-T may enforce this Agreement against Recipient in Delta-T's own name, with or without the participation of Owner as a party.

3. **Designation of Person with Administrative Responsibility:** Recipient shall designate one of its employees to be responsible for administration of Recipient's compliance with its obligations under this Agreement and shall advise Owner in writing of such employee's name, title and personal address within four business days of any change of such designation. Until further notice, the individual so designated is:

Name: ______________________________________
Title: ______________________________________

4. Term and Termination: The term of this Agreement shall commence on the date first written above and shall continue until terminated by notice in writing by either Party to the other, but Recipient's obligations under Section 2 of this Agreement shall survive with respect to all Confidential Information disclosed hereunder until such time, if ever, that such information falls into one or more of the exclusions set forth at Section 1.2 above. Within thirty (30) days of termination of this Agreement Recipient shall, without request by Owner, deliver to Owner all of the Confidential Information that it received under this Agreement in tangible form, and all copies thereof, shall destroy all documents, whether in electronic or any other form, and other tangible items containing any of such Confidential Information and shall, upon request, certify to Owner and Delta-T in writing that it has done so.

5. No License or Other Rights: Nothing in this Agreement shall constitute or otherwise be construed as granting to Recipient any interest or license in any Confidential Information, or creating any obligation on the part of any of the parties hereto to enter into any further agreement or business arrangement.

6. Remedies for Breach: Recipient agrees that any breach by it of this Agreement shall cause Delta-T irreparable harm. Accordingly, and in addition to any other remedies that Delta-T may have at law or in equity, Delta-T shall be entitled to obtain injunctive relief against Recipient to prevent any continuing breach, and without posting or filing any bond or other security. All costs, expenses and attorney's fees resulting from the litigation or arbitration of any claim under this Agreement shall be paid by the losing party to the prevailing party. Recipient further agrees that the rights of Owner and Delta-T under this Agreement are in addition to any and all other rights that either of them may have as a matter of law.

7. This Section intentionally left blank.

8. Export Control: Recipient hereby assures Delta-T that it does not intend to, and that it will not, transmit, directly or indirectly, any Confidential Information, any product produced directly by the use of such information, or any product produced by a plant constructed using such information, to any country other than the United States without Delta-T's prior written consent.

9. General Provisions:

9.1 Assignment: This Agreement may not be assigned by Recipient to any other party.

9.2 Choice of Law: This Agreement shall be governed by and construed under the laws of the Commonwealth of Virginia, United States of America.

9.3 Notices: Any notice required or permitted to be given under this Agreement shall be given in writing and shall be addressed:

If to Delta-T, to: Delta-T Corporation
323 Alexander Lee Parkway
Williamsburg, VA 23185 USA
Attn: Vice President, Operations

If to Recipient, to: __________________________

____

____

Attn:_______________________

9.4 Survival of Terms: Recipient's obligations under Section 2 of this Agreement shall survive as provided in Section 4, and the Parties obligations under Section 6 and 7 of this Agreement shall survive termination of this Agreement.

9.5 Severability: If for any reason a court of competent jurisdiction or an award in arbitration finds any provision of this Agreement to unenforceable, the Parties agree that they shall amend this Agreement to allow for enforcement to the maximum extent enforceable and the remainder of this Agreement shall continue in full force and effect.

9.6 Language: The language of this Agreement shall be English, and all communications and notices required to permitted to be made hereunder, and any dispute resolution proceeding related to a dispute resolved under Section 7 above, shall be conducted in English.

9.7 Headings and Captions: The headings and captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All references to any article, section or paragraph numbers shall be deemed to be references to an article, section or paragraph of this Agreement unless otherwise expressly stated.

9.8 Complete Agreement: This Agreement and sets forth the entire Agreement between the Parties with respect to the subject matter hereof and supersedes any prior Agreement related to thereto. No addition or amendment may be made to this Agreement except by a writing signed by both Parties.

9.9 No Waiver: Failure by any Party to enforce any provision of this Agreement with respect to any breach thereof, shall not be deemed a waiver of any right to enforce any other breach of this Agreement.

In Witness Whereof, the Parties have executed this Agreement by their authorized representatives.

Owner:

By:

Title:

Recipient:

By:

Title:

EPC CONSTRUCTION CONTRACT

THIS AGREEMENT made as of the 29th day of September, 2006.

BETWEEN: Terra Grain Fuels Inc.

(the "Owner")

OF THE FIRST PART

AND EllisDon/VCM In Joint Venture

(collectively, the "Contractor")

OF THE SECOND PART

WITNESSES THAT WHEREAS:

A. The Owner wishes to develop a 150 million litre per year dry mill ethyl alcohol plant and related infrastructure and facilities as generally described in the Contract Documents (the "Project") to be located at SE ¼ - Sec. 22 - Township 17-Range 24 West of the 2nd Meridian, Belle Plaine, Saskatchewan;

B. The Contractor has represented and warranted to the Owner that the Contractor and its' Subconsultants are experienced in the successful design of, and the Contractor is experienced in the successful construction of, facilities in the nature of the Project and that the Contractor, and the Subconsultants have the capability, technical, financial and otherwise, to perform and complete the Work in accordance with this Contract; and

C. It is the intent of the parties and of the Contract Documents that the Contractor perform and complete all design, engineering, procurement, construction and commissioning of the Project in accordance with the Contract Documents, including but not necessarily limited to the provision of all design and engineering services (through the Contractor and Subconsultants), Products, Temporary Facilities, Construction Equipment (all as herein defined), management, supervision, labour, overhead (whether Site, general or corporate), all other goods, services and things, that are necessary or incidental thereto, required under, or reasonably inferable from, the Contract Documents, and excluding only the Owner's Work (as herein defined) and any mobile equipment and maintenance tools (other than specialized tools provided with any equipment supplied as part of Work).

NOW THEREFORE the parties agree that:

ARTICLE A- 1 - THE WORK

The Contractor shall:

(a) furnish the Work required by the Contract Documents for the design and engineering of the Project and perform the Work required by the Contract Documents for the procurement, construction and commissioning of the Project;

(b) do and fulfil everything indicated by the Contract Documents; and

(c) commence the Work on the Date of Commencement, thereafter diligently, faithfully and continuously prosecute the Work in accordance with the Contract Schedule and, subject to adjustment of the Contract Time and the Contract Schedule as provided in the Contract Documents, achieve Substantial Completion by December 14, 2007.

ARTICLE A- 2 - CONTRACT DOCUMENTS

The following is an exact list of the Contract Documents at the date of the Contract:

- Agreement
- Definitions
- General Conditions
- Appendices

1. Definition of Cost of the Work
2. Schedule of Values
3. Progress Billing Report
4. Contractor's Subconsultants
5. Contractor Preselected Subcontractors and Suppliers
6. Scope of Work
7. Owner's Work and Other Contractors
8. Contract Schedule
9. Key Personnel
10. Mechanical Completion, Commissioning and Startup
11. Performance Test and Performance Guarantees
12. Intentionally Deleted
13. Contract Administration Forms
14. Insurance
15. Permits
16. Construction Drawings
17. Reports
18. Major Subcontracts
19. Design Commitments
20. Delta-T License Agreement
21. PST Included Work

ARTICLE A- 3 - PRICE

3.1 **Contract Price.** The Owner shall pay to the Contractor, as full and final consideration for the performance and completion of the Work, and the performance and observance by the Contractor of all its obligations under the Contract Documents, One Hundred Twenty-Nine Million, Eight Hundred Thousand Dollars ($129,800,000.00) which is subject to adjustment only as provided in the Contract Documents and which does not include the federal Goods and Services Tax (GST) (the "Contract Price").

3.2 **Excess Costs.** For greater certainty, the Contractor acknowledges and agrees that save as expressly set out in the Contract, any and all costs and expenses incurred by the Contractor for and in respect of the Work in excess of the Contract Price shall be for the sole and exclusive account of the Contractor, and the Owner shall have no liability or obligation to make or provide any payment with respect thereto.

ARTICLE A- 4 - PAYMENT

Subject to the provisions of the Contract Documents, and in accordance with legislation and statutory regulations respecting holdback percentages, the Owner shall:

1. on the Date of Commencement pay to the Contractor, on account of the Contract Price, the Mobilization Amount together with such Value Added Taxes as may be applicable to such payment;

2. make monthly progress payments to the Contractor on account of the Contract Price when due together with such Value Added Taxes as may be applicable to such payments, the amount of those payments being approved as provided in GC19 in the Contract Documents;

3. 45 Days after Substantial Completion, subject to compliance with the provisions of *The Builders' Lien Act* (Saskatchewan), as amended from time to time, and subject to the provisions of GC 20.3, pay to the Contractor the unpaid balance of holdback moneys then due together with such Value Added Taxes as may be applicable to such payment;

4. upon achievement of Operational Completion, and subject to the provisions of GC19.4 and GC28.1, pay to the Contractor the Technology Fee; and

5. upon Total Completion and subject to the Contractor's obligations in respect of Late Completion Payments and Performance Guarantee Payments, if payable, pay

to the Contractor the unpaid balance of the Contract Price then due together with such Value Added Taxes as may be applicable to such payments.

ARTICLE A- 5 - GENERAL REPRESENTATIONS AND WARRANTIES

5.1 **Representations and Warranties of Contractor and Guarantor.** The Contractor (an unincorporated joint venture) and each of the entities so forming the Contractor on their own behalf and jointly and severally in their capacity as joint venturers make the following representations and warranties as of the date of this Agreement, to the Owner with respect to themselves and the Guarantor makes the following representations and warranties to the Owner with respect to itself, and each of the Contractor and the Guarantor acknowledge that the Owner is relying upon such representations and warranties:

1. The Contractor is an unincorporated joint venture validly existing under the laws of its formation and the Guarantor is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and each of Contractor and Guarantor has all necessary corporate power and authority to own its properties and carry on its business as presently carried on and is duly licensed, registered and qualified in all jurisdictions where the character of its property owned or leased or the nature of the activities conducted by it makes such licensing, registration or qualification necessary.

2. No steps or proceedings have been taken or are pending to supersede or amend its constating documents or by-laws in a manner which would impair or limit its ability to carry out its obligations hereunder.

3. It has full power and authority to enter into the Contract, and to do all acts and things and execute and deliver all other documents as are required hereunder to be done, observed or performed by it in accordance with its terms.

4. It has taken all necessary action to authorize the creation, execution, delivery and performance of the Contract, and to observe and perform the provisions hereof in accordance with its terms.

5. The Contract constitutes a valid and legally binding obligation of the Contractor, enforceable against each entity making up the Contractor as an unincorporated joint venture in accordance with its terms, subject only to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of the rights of creditors generally, the general principles of equity and that equitable remedies

such as specific performance and injunction are available only in the discretion of a court.

6. None of the authorization, creation, execution or delivery of the Contract, nor compliance with or performance of the terms and conditions of the Contract:

   6.1 has resulted or will result in a violation of its constating documents or by-laws or a breach or violation or any shareholder agreement or any resolutions passed by its board of directors or shareholders or members;

   6.2 has resulted or will result in a breach of, or constitute a default under any agreement, undertaking or instrument to which it is a party or by which it or its property or assets is bound.

7. No event has occurred which constitutes or which, with the giving of notice, lapse of time or otherwise, would constitute a default or event of default under or in respect of the Contract.

8. There is no suit, action, dispute, civil or criminal litigation, claim, arbitration, or legal, administrative or other proceeding or governmental investigation, including appeals and applications for review (collectively, "Suits"), pending or, to the best of its knowledge, threatened against it which will have or may have a material adverse effect on its ability to perform its obligations under the Contract. There are no facts known to it which are likely to give rise to any such Suits which will have a material adverse effect on its ability to perform its obligations under the Contract.

9. There is not presently outstanding against it any judgment, execution, order, injunction, degree or rule of any court, administrative agency, governmental authority or arbitrator which will have or may have a material adverse effect on its ability to perform its obligations under the Contract.

10. So far as it is aware, all information, certificates, reports, budgets, schedules and/or statements furnished by or on behalf of the Contractor, the entities comprising the Contractor and/or the Guarantor in connection with the Contract Documents or the Work present fairly the information or statements contained therein, and are true and accurate in every material respect as at the dates or for the period indicated and omit no material fact necessary to make such information or statements or any of them not misleading to a reasonable person.

11. The Contractor has the necessary experience, expertise and resources to observe, perform and fulfil its obligations under the Contract in accordance with the terms hereof and without limiting the foregoing, the Contractor is knowledgeable with respect to the Law applicable to occupational health and safety matters and fully able to comply with same.

12. The Contractor has made a careful and complete examination and assessment of and accepts in their respective state and condition:

    12.1 the observable conditions of the Site and the conditions of the Site indicated in the Reports, excluding subsurface or otherwise concealed physical conditions which existed before commencement of the Work and which are not indicated in the Reports;

    12.2 the observable hydrological conditions and the climatic conditions;

    12.3 all information made available to it by the Owner subject to any errors in such information;

    12.4 the nature and extent of the observable or apparent difficulties, risks and hazards incidental to the performance of the Work;

    12.5 the extent and nature of work and materials necessary for the performance of the Work; and

    12.6 the means of accessing the Site.

13. The Site comprises all of the lands required by the Contractor to perform the Work.

14. Except for the Owner's Work, the Work includes all design, engineering, procurement, construction and commissioning services and work required for the Project.

5.2 The Contractor and the Guarantor acknowledge and agree that the Owner has not made and does not make any representation or warranty concerning the tax or other consequences to the Contractor of any structure utilized by the Contractor or in connection with the Project.

5.3 The Contractor and the Guarantor acknowledge and agree that the Contractor and the Guarantor are solely responsible for obtaining their own independent legal, financing, accounting, engineering and technical advice.

5.4 The Contractor and the Guarantor acknowledge and agree that save for the Reports and the express representations and warranties made by the Owner in Section A-5.5, the Contractor and the Guarantor are not relying upon any information, documentation or advice provided by the Owner in connection with the carrying out of the Project, and the Owner shall not be responsible for any claims suffered or incurred by the Contractor or the Guarantor arising out of or in relation to any inaccuracy or deficiency in any such information, documentation or advice.

5.5 **Representations and Warranties of Owner**. The Owner makes the following representations and warranties to the Contractor with respect to itself and acknowledges that the Contractor is relying upon such representations and warranties:

1. It is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all necessary corporate power and authority to own its properties and carry on its business as presently carried on and is duly licensed, registered and qualified in all jurisdictions where the character of its property owned or leased or the nature of the activities conducted by it makes such licensing, registration or qualification necessary.

2. No steps or proceedings have been taken or are pending to supersede or amend its constating documents or by-laws in a manner which would impair or limit its ability to carry out its obligations hereunder.

3. It has full power and authority to enter into the Contract and to do all acts and things and execute and deliver all other documents as are required hereunder to be done, observed or performed by and in accordance with its terms.

4. It has taken all necessary action to authorize the creation, execution, delivery and performance of the Contract, and to observe and perform the provisions hereof in accordance with its terms.

5. The Contract constitutes a valid and legally binding obligation of the Owner enforceable against it in accordance with its terms, subject only to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of the rights of creditors generally, the general principles of equity and that equitable remedies such as specific performance and injunction are available only in the discretion of a court.

6. None of the authorization, creation, execution or delivery of the Contract, nor compliance with or performance of the terms and conditions of the Contract:

   6.1 has resulted or will result in a violation of its constating documents or by-laws or a breach or violation or any shareholder agreement or any resolutions passed by its board of directors or shareholders or members;

   6.2 has resulted or will result in a breach of, or constitute a default under any agreement, undertaking or instrument to which it is a party or by which it or its property or assets is bound.

7. No event has occurred which constitutes or which, with the giving of notice, lapse of time or otherwise, would constitute a default or event of default under or in respect of the Contract.

8. There is no suit, action, dispute, civil or criminal litigation, claim, arbitration, or legal, administrative or other proceeding or governmental investigation, including appeals and applications for review (collectively, "Suits"), pending or, to the best of its knowledge, threatened against it which will have or may have a material adverse effect on its ability to perform its obligations under the Contract. There are no facts known to it which are likely to give rise to any Suits which will have a material adverse effect on its ability to perform its obligations under the Contract.

9. There is not presently outstanding against it any judgment, execution, order, injunction, degree or rule of any court, administrative agency, governmental authority or arbitrator which will have or may have a material adverse effect on its ability to perform its obligations under the Contract.

10. So far as the Owner is aware, all information, certificates, reports and/or statements and the Reports furnished by or on behalf of the Owner in connection with the Contract Documents or the Work present fairly the information or statements contained therein, and are true and accurate in every material respect as at the dates or for the period indicated and omit no material fact necessary to make such information or statements or any of them not misleading to a reasonable person.

11. The Owner has made all necessary financial arrangements to fulfill the Owner's obligations under the Contract.

ARTICLE A- 6 - OWNER'S OBLIGATIONS

6.1 **Owner's Work.** The Owner shall perform and complete the Owner's Work, except to the extent prevented or delayed by any act or omission of the Contractor, or any person for whom the Contractor is responsible, or by any event or circumstance beyond the reasonable control of the Owner. If the Owner anticipates any delay in the performance and completion of the Owner's Work that impacts, or may reasonably be expected to impact, the performance and completion of the Work of this Contract, the Owner shall give prompt notice thereof to the Contractor.

6.2 **Approvals.** Notwithstanding any other provision in the Contract Documents, whenever the Owner or the Owner's Consultant is required or permitted under the Contract Documents to review any submittal by the Contractor, or to inspect any Work or Products, or to give any approval, consent, decision or certificate, or exercise any discretion or make any determination, the Owner shall act, and shall cause the Owner's Consultant to act, in good faith, reasonably and promptly, having regard to the obligations of the parties as set out in the Contract Documents.

ARTICLE A- 7 - GUARANTEE

7.1 **Guarantee.** For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Guarantor does hereby absolutely, unconditionally and irrevocably guarantee the prompt performance and observance of each and every covenant, agreement, undertaking and obligation of the Contractor contained in the Contract, as amended, modified or changed in accordance with the Contract, including without limitation the indemnity obligations in GC41.1, and compliance with the Warranty and Performance Guarantee obligations contained in GC30 (collectively, the "Liabilities"). The Guarantor covenants and agrees that in the event of a default by the Contractor, it shall promptly perform and observe the Liabilities upon receipt of a written notice of such default from the Owner, which notice may be given by the Owner to the Guarantor either concurrently with or subsequent to the delivery of any written notice of such default which is given by the Owner to the Contractor.

7.2 **General Provisions Relating to the Guarantee.**

1. Each and every default in performance, observance or payment of any of the Liabilities by the Contractor shall give rise to a separate claim and cause of action hereunder, and separate claims or suits may be made and brought, as the case may be, hereunder as each such default occurs.

2. The obligations of the Guarantor herein shall be continuing, absolute and unconditional and shall remain in full force and effect until each and all of the Liabilities shall have been fully and satisfactorily discharged in accordance with the terms and provisions of the Contract.

3. The liability of the Guarantor hereunder shall remain in full force and effect irrespective of:

3.1 the unenforceability or invalidity of any term or provision of the Contract (subject to those exceptions enumerated as sub-clauses (i), (ii) and (iii) of paragraph 3.5 of this Section A-7.2), shall in no way be affected or impaired by (and no notice to or consent of the Guarantor shall be required in respect of) any compromise, release of any security (including any other guarantee, letter of credit or bond), waiver, renewal, extension, indulgence, amendment, addition, deletion, change or modification of or with respect to any of the Liabilities (including any Amendment, Scope Change Order, extension, modification or waiver of the Contract or any of its terms, with or without the consent of the Guarantor); or

3.2 any failure, neglect or omission on the part of the Owner or any other person to give the Guarantor notice of the occurrence of any default by the Contractor under or with respect to the Liabilities, or to realize upon any obligations or liabilities of the Contractor; or

3.3 any change in the unincorporated joint venture status of the Contractor or any amalgamation, merger or consolidation of the entities making up the Contractor or the Guarantor (or any of them) or any sale, lease or transfer of any of the assets of the Contractor or the Guarantor; or

3.4 any change in the ownership of any shares of the capital stock of any of the entities comprising the Contractor or the Guarantor; or

3.5 the termination of any obligations of the Contractor under the Contract by operation of law or otherwise except as a consequence of:

(i) a default by the Owner; or

(ii) termination of the Contract by the Owner for convenience pursuant to GC16.1, or

(iii) the cessation or expiry of the obligations in accordance with the terms of the Contract.

3.6 any disability of the Contractor, or the bankruptcy, insolvency, dissolution, or other liquidation of the Contractor or any entity comprising the Contractor; or

3.7 any other similar circumstance which might otherwise constitute a waiver or discharge of the liabilities of the Guarantor under this Guarantee.

4. The obligations and liabilities of the Guarantor hereunder shall not be impaired, diminished, abated or otherwise affected by the commencement of any proceedings under any bankruptcy or insolvency law or laws relating to the relief of debtors, readjustment or indebtedness, reorganizations, arrangements, compositions or extension or other similar laws.

5. **[INTENTIONALLY DELETED]**

6. The unenforceability or invalidity of any provision of this Guarantee shall not affect the enforceability or validity of any other provision herein, and the unenforceability of any provision of the Contract as it may apply to any person or circumstance shall not affect the enforceability or validity of such provision as it may apply to other persons or circumstances. The Guarantor hereby waives notice of acceptance of the Contract and of the non-performance by the Contractor, diligence, presentment, protest, dishonour, demand for payment from the Contractor and notice of non-payment or failure to perform on the part of the Contractor and all other notices whatsoever and the Guarantor renounces all benefits of discussion and division. In order to hold the Guarantor liable hereunder, there shall be no obligation on the part of the Owner at any time to demand or resort for payment or performance to the Contractor, its properties or assets or to exhaust its recourse against the Contractor or others, or to any security, property or other rights or remedies whatsoever (including any letter of credit and/or bond), nor shall there be any requirement that the Contractor be joined as a party to any proceeding for the enforcement of any provision of this Article A-7 and the Owner shall have the right to enforce the provisions of this Article A-7 irrespective of whether or not legal proceedings or other enforcement efforts against the Contractor are pending, seeking resort to or realization upon or from any of the foregoing; provided that the Owner shall be required to make

demand on the Guarantor advising of a default on the part of the Contractor as a precondition to the enforcement of the Owner's rights under this Article A-7. Without limiting the foregoing, it is understood that repeated and successive demands may be made and recoveries may be had hereunder as and when from time to time, the Contractor shall default under or with respect to any of the Liabilities, and that, notwithstanding recovery hereunder for or in respect of any such default, the guarantee herein shall remain in force and effect and shall apply to each and every subsequent default.

7. No act or omission on the part of the Contractor in respect of any matter whatsoever including, without limitation, any omission in performance of its obligations under or with respect to the Liabilities, shall in any way affect or impair the liability of the Guarantor hereunder, save for an express written waiver or variation of its terms, which shall be effective only with respect to the party granting the same and its successors and assigns.

8. Without prejudice to and without releasing, discharging, limiting or otherwise affecting in whole or in part the obligations and liabilities of the Guarantor under this Article A-7 and without in any way requiring the consent of or giving notice to the Guarantor, the Owner may grant time, renewals, extensions, indulgences, releases and discharges to and accept compositions from or otherwise deal with the Contractor and/or the Guarantor (or any of them) or others, including any other guarantors, as the Owner may see fit and the Owner may take, abstain from taking or perfecting, vary, exchange, renew, discharge, give up, realize on or otherwise deal with security and guarantees in such manner as the Owner may see fit.

9. The guarantee hereunder shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the obligations hereunder is rescinded or must otherwise be restored or returned by the Owner upon the insolvency, bankruptcy or reorganization of the Contractor, or otherwise, all as though such payment had not been made.

10. The liability of the Guarantor herein shall arise forthwith after demand has been made in writing on the Guarantor, and the liability of the Guarantor shall without duplication of any interest that may be payable pursuant to the Contract bear interest from the date of such demand at the Prime Rate plus three percent (3%).

11. The Guarantor agrees to pay to the Owner any and all out-of-pocket costs and expenses, including reasonable legal fees and disbursements on a substantial indemnity basis incurred by the Owner in connection with enforcing any of its rights hereunder.

12. A waiver by the Owner of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Owner would otherwise have had on any future occasion with regard to any subsequent breach. No failure to exercise nor any delay in exercising on the part of the Owner any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided under the Contract or otherwise by law.

13. In the event of any claim made against the Guarantor under this Article A-7 the Guarantor shall have the right within ten (10) Days after the claim to assume and take over any obligation of the Contractor and to perform or to have performed by a third party any obligation of the Contractor claimed by the Owner. In fulfilling this right, the Guarantor shall have the right to appoint another Contractor, Subcontractors, Subsubcontractors or Suppliers to complete the Work subject to the prior written consent of the Owner which consent shall not be unreasonably withheld; provided, however, that no consent shall be necessary if the appointment is to an affiliate of the Guarantor. If the Guarantor does not exercise this right within ten (10) Days, the Owner shall be entitled to take an assignment of the Subcontracts. The take over of the obligations or the appointment of another Contractor, Subcontractor, Subsubcontractors or Suppliers pursuant to this paragraph 13, shall in no event extend the time for performance of the Contractor's obligations under the Contract or otherwise modify or amend the terms of the Contract, or release the Contractor or the Guarantor from their respective obligations under the Contract and this Article A-7.

14. The obligations of the Guarantor to pay any monies to the Owner shall be reduced by any sum already paid for the claim by or on behalf of the Contractor either directly or paid out of any guarantee or bond drawn or drawable by the Owner under the Contract, but, subject to the terms of this Article A-7, the Owner shall have no obligation to seek recourse to the Contractor or make any claim or any such guarantee or bond before exercising its rights under this Guarantee.

15. Notwithstanding any other provisions of this Article A-7, the Guarantor shall under no circumstances whatsoever have (and no condition or stipulation contained herein shall be interpreted or construed to create) any greater liability, obligation or duty under this Article A-7 than the Liabilities (as defined in Article A-7.1).

16. The Guarantor shall have the same rights, remedies and defences available to it as the Contractor under the Contract including the Contractor's rights to refer any dispute under the Contract to arbitration.

17. The provisions of this Article A-7 shall not extend to any parts of the Work which the Owner excludes from the Contract.

18. The Owner acknowledges that the Guarantor is executing the Contract solely in its capacity as Guarantor under this Article A-7.

ARTICLE A- 8 - MISCELLANEOUS

8.1 **Definitions.** Words and phrases defined in the Definitions and used in the Contract Documents have the meanings given in the Definitions.

8.2 **Entire Agreement.** The Contract Documents constitute the entire agreement between the parties relating to the design, engineering, construction and commissioning of the Project and all other matters relating, directly or indirectly, thereto. All representations, warranties, conditions, terms, agreements or understandings, whether given or made before, or on the date of the Contract and whether written or verbal, including but not limited to any representations, warranties, conditions, terms, agreements or understandings contained in any proposal, tender, bid, purchase order, shipping document, invoice or other document issued by the Contractor or by the Owner, do not form part of the Contract, unless contained in the Contract Documents.

8.3 **Intentionally Deleted**

8.4 **Amendments/Supplements.** The Contract Documents may be amended or supplemented only by a Scope Change Order or an Amendment, in each case signed as provided in the Contract Documents.

8.5 **Enurement.** The Contract enures to the benefit of, and is binding upon, the parties and their respective successors and permitted assigns.

8.6 **Joint and Several.** The covenants, agreements, liabilities and obligations of the Contractor contained in the Contract shall be the joint and several covenants, agreements, liabilities and obligations of each of the entities comprising the Contractor.

8.7 **Execution and Delivery.** This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile telecopier, and all such counterparts and facsimile telecopies shall constitute one and the same agreement.

IN WITNESS WHEREOF the parties have executed this Agreement under their respective corporate seals and by the hands of their proper officers hereunto duly authorized.

TERRA GRAIN FUELS, INC.

By ____________________ c.s.
Name: TIM LaFRANCE
Title: PRESIDENT

By ____________________
Name:
Title:

I/We have authority to bind the Corporation

EllisDon/VCM In Joint Venture

By ____________________ c.s.
Name: R. Smith
Title: Ellis Don.

I have authority to bind the Joint Venture

VCM Contractors & Engineers Ltd

By ____________________ c.s.
Name: Raymond Van De Woestyne
Title: President

I have authority to bind the Joint Venture

ELLIS DON INC.

By ____________________ c.s.
Name: R Smith
Title: VICE PRESIDENT

I have authority to bind the Corporation

____

By ____________________ c.s.
Name:
Title:

I have authority to bind the Corporation

DEFINITIONS AND INTERPRETATION

1. DEFINITIONS

1.1 "**Agreement**" means the written agreement among the Owner, the Contractor and the Guarantor for the performance of the Work to which these Definitions, the General Conditions and the Appendices are attached, as amended from time to time.

1.2 "**Amendment**" means a written agreement between the Owner and the Contractor to amend the Contract, entitled "Amendment No. [sequential number], and signed by duly authorized officers of the Owner and the Contractor, designated by notice, each to the other, but does not include a Scope Change Order.

1.3 "**Appendix**" means one of the Appendices listed in Article A-2, Contract Documents, of the Agreement, and other appendices, if any, added by Amendment, all as amended and supplemented from time to time in accordance with the Contract Documents.

1.4 "**Business Day**" means any Day except Saturdays, Sundays and statutory holidays in the Province of Saskatchewan.

1.5 "**Certificate of Substantial Completion**" means the certificate signed by the Owner and the Contractor under GC20.1.

1.6 "**Certificate of Total Completion**" means the certificate signed by the Owner and the Contractor under GC21.1.

1.7 "**Codes**" means all design, engineering and construction codes specified by Laws, Permits or by the Contract Documents as applicable to the Work.

1.8 "**Commissioning**" means the activities described in Appendix 10 required for proper Mechanical Completion, Commissioning and making the Project Ready for Startup (as defined in Appendix 10).

1.9 "**Construction Documents**" means the drawings, specifications and other design and engineering documents prepared and issued in conformance with the Contract by the Contractor, a Subcontractor, a Contractor's Consultant, a Supplier or by a

Subconsultant as "certified for construction" in the course of performance and completion of the Work including all revisions thereto.

1.10 **"Construction Equipment"** means all construction plant, equipment, machinery, tools, vehicles and other things, not forming part of the permanent Work, that are required to be employed by the Contractor or by a Subcontractor to perform and complete the Work at the Site, other than Temporary Facilities.

1.11 **"Contract Price"** means the amount determined under or pursuant to Article A-3, Price, of the Agreement.

1.12 **"Contract Schedule"** means the schedule set out in Appendix 8, as adjusted from time to time in accordance with the Contract Documents.

1.13 **"Contract Time"** means the time permitted for achieving Substantial Completion as set out in Article A-1(c) of the Agreement, adjusted from time to time in accordance with the Contract Documents.

1.14 **"Contract"** or **"Contract Documents"** means the Agreement, all documents described or listed in Article A-2 of the Agreement, the Construction Documents (after approval by the Owner pursuant to GC6.2) and all Scope Change Orders and Amendments made from time to time in the manner herein provided.

1.15 **"Contractor"** means collectively the entities named as **"Contractor"** on page 1 of the Agreement, and their respective successors and permitted assigns.

1.16 **"Contractor Confidential Information"** means all of the following information disclosed by the Contractor or the Contractor's Consultants or any Subconsultants or Subcontractors or Suppliers to the Owner: all financial, commercial, legal and technical information, including without limitation, drawings, designs, methodology, processes, models, inventions, specifications, plant or equipment tests and operating data, improvements, processes, and other technical information of any kind, whether or not patented or patentable and whether embodied in a drawing or in equipment or any other physical thing. Notwithstanding the foregoing, Contractor Confidential Information does not include information which the Owner can demonstrate by documentary evidence: (a) was in its possession prior to receipt from the Contractor or the Contractor's Consultant or any Subconsultants, Subcontractors or Suppliers; (b) appears in issued patents or printed publications in integrated form or is in general use in the trade without violation by Owner of this Contract, or violation by any other party of an obligation not to disclose it; or (c) is disclosed to Owner by a third party who is under no obligation not to disclose it.

1.17 **"Contractor's Consultant"** means the person appointed under GC2.1, and any substitution therefor made under GC2.2.

1.18 **"Cost of the Work"** means costs of the type specified in Appendix 1 that are incurred by the Contractor, acting reasonably, and relate to the performance and completion of the Work in accordance with the Contract Documents, provided however that any cost or expense that would otherwise constitute a "Cost of the Work" pursuant to Appendix 1, that is stated expressly in the Contract Documents to be "at the expense of the Contractor" or "borne by the Contractor" or in respect of which the Contractor is required by the Contract Documents to indemnify or reimburse the Owner, does not constitute a "Cost of the Work".

1.19 "**Date of Commencement**" means the later of the date that this Contract is executed by all parties, or the date that the Owner makes payment to the Contractor of the Mobilization Amount.

1.20 "**Day" or "day"** means a calendar day.

1.21 "**Definitions**" means these definitions and those set out in the Contract Documents and includes the principles of interpretation set out in Section 2 below, as amended from time to time in accordance, with the Contract Documents.

1.22 **"Delta-T License Agreement"** means the technology license agreement to be entered into between Delta-T Corporation and the Owner pursuant to GC28.1.

1.23 **Design Commitments**" means those commitments described in Appendix 19 that the Contractor and Delta-T Corporation have made in respect of the Work and that affect, or may affect, the design, engineering, construction, or commissioning of the Work or the function, use and operation of the Project.

1.24 "**Duties and Taxes**" means all present and future customs duties, sales, excise and other similar taxes levied or imposed by any government or governmental agency or authority with respect to the Work or the performance and completion of the Contract, but excluding Value Added Taxes and taxes levied on the income or capital of the Contractor.

1.25 "**Event of Insolvency**" means, with respect to either of the co-venturers comprising the Contractor, the Guarantor, or the Owner (in this Section called the "Insolvent Party"), any one of the following events:

(a) the Insolvent Party disposes of all or substantially all of its assets, operations or business, other than in the normal course of business; or

(b) the Insolvent Party ceases, or threatens to cease, to carry on business; or

(c) any step is taken by a secured creditor of the Insolvent Party to enter into possession or dispose of all or substantially all of the Insolvent Party's assets, operations or business; or

(d) appointment of a receiver, a receiver and manager, an official manager, a trustee in bankruptcy or any other like person of the whole or a material part of the Insolvent Party's assets, operations or business; or

(e) the Insolvent Party becomes insolvent as evidenced by its inability to pay the accounts of its creditors generally as they become due, or takes any step to avail itself of the benefit of any legislation for the relief of insolvent debtors; or

(f) the Insolvent Party takes any step for its liquidation or dissolution.

1.26 "**General Conditions**" means the General Conditions of Contract attached hereto, as amended from time to time and "GC" followed by a number means the General Condition so numbered.

1.27 "**Guarantor**" means Ellis Don Inc., its successors and assigns.

1.28 "**Intellectual Property Rights**" means any right, title, interest or protection, whether registered or not, existing from time to time under any copyright law, moral rights law, performance rights law, patent law, invention or discovery law, trade-secret law, confidential information law, proprietary information law, industrial design law, plant breeders law, integrated circuit topography law, including any semi-conductor chip or mask work protection law, trade-mark law, unfair competition law or other similar laws world-wide, and includes judicial decisions under common law or equity, and legislation and regulation by governmental authorities.

1.29 "**Laws**" means every statute, law, regulation, by-law, ordinance, or other enactment having the force of law, whether federal, provincial or local.

1.30 "**Lender**" means either the Senior Lender or the Subordinated Lender, and "Lenders" means both of them.

1.31 "**Major Subcontract**" is as defined in GC8.1.

1.32 "**Mobilization Amount**" means the amount referred to in GC19.1.

1.33 "**Operational Completion**" means that:

(a) Substantial Completion has occurred;

(b) the Project is Ready for Startup, in accordance with Appendix 10; and

(c) the Owner has performed and completed the Performance Test in accordance with Appendix 11, and either (i) such Performance Test has demonstrated that the Project satisfies all of the Performance Guarantees, or (ii) the Contractor has paid all Performance Guarantee Payments pursuant to GC30.5.

1.34 **Other Contractor**" means a person engaged, directly or indirectly, by the Owner to perform the Owner's Work.

1.35 "**Owner**" means Terra Grain Fuels, Inc., its successors and assigns.

1.36 "**Owner's Confidential Information**" means all technical, financial, commercial, legal and other information concerning the Project disclosed by the Owner to the Contractor, except information that:

(a) is known to the Contractor before the date of receipt by the Contractor, as evidenced by its written records; or

(b) is disclosed lawfully to the Contractor by a third party who has no obligation of confidentiality to the Owner with respect to disclosure; or

(c) is, or becomes, generally known to the public, other than by a breach by the Contractor of its obligations under this Contract.

1.37 "**Owner's Consultant**" means the person appointed under GC3.1, and any substitution therefor made in accordance with GC3.2.

1.38 "**Owner's Work**" means the work that the Owner intends to perform, or have performed by Other Contractors, as described in Appendix 7.

1.39 "**Performance Guarantee Payments**" means the amounts, if any, payable by the Contractor to the Owner pursuant to GC30.5.

1.40 "**Performance Guarantees**" means the performance guarantees described in Appendix 11.

1.41 "**Performance Test**" means the test referred to in GC30.4 and specified in Appendix 11.

1.42 "**Permits**" means all permits, licenses, certificates, consents, clearances and approvals of any government or governmental agency or authority that are required for the performance and completion of the Work, and the lawful occupancy of the Project, including, without limitation, building permits to be issued by the applicable Municipality and permits to be issued by the Saskatchewan Government, except for permits, licenses, certificates, consents, clearances and approvals to be obtained for the work of Other Contractors or for Owner's Work.

1.43 "**Prime Rate**" means a rate per annum equal to the floating annual rate of interest established from time to time by Royal Bank of Canada as the base rate it will use to determine rates of interest charged by it for Canadian dollar loans to customers in Canada and designated by that bank as its "prime rate".

1.44 "**Products**" means all machinery, equipment, materials and other goods required for the performance and completion of the Work, and that form, or are intended to form, a permanent part of the completed Work.

1.45 "**Progress Billing Report**" means the report described in GC19.8.

1.46 "**Project**" means the entire 150 million litre per year dry mill ethyl alcohol plant and related infrastructure and facilities, as generally described in the Contract Documents, to be located at Belle Plaine, Saskatchewan, of which the Work forms a part.

1.47 "**Project Labour Dispute**" means any labour-related act or refusal to act of the Contractor, a Subconsultant, a Subcontractor (of any tier), a Supplier, a recognized employers' association of which any of the foregoing is a member, (collectively, the "Employers" and individually, an "Employer") or of any employee (an "Employee") of any Employer or of several such Employees acting together, or by a Trade Union of which an Employee is a member, which disrupts, hinders, slows down, interrupts or stops all or any part of the work of the Owner or of any Other Contractor at the Site, or all or any part of the Work.

1.48 "**Reports**" means the reports listed in Appendix 17.

1.49 "**Schedule of Values**" means the schedule of values of the parts of the Work described in GC19.2 and as at the date of this Contract is the schedule set out in Appendix 2.

1.50 "**Scope Change Order**" means an order, in substantially the form set out in Appendix 13, made under GC18.

1.51 "**Scope Change**" means a change required by the Owner under GC18 in the design or construction of the Work from that specified in the Contract Documents that is an addition, deletion or variation and that alters the scope, quality, function or intent of the Work as described in the Contract Documents or an adjustment to the Contract Price, Contract Time and/or Contract Schedule made in accordance with the provisions of this Contract.

1.52 **"Senior Lender"** means CONEXUS Credit Union 2006 as lead lender and others and their successors and assigns.

1.53 "**Senior Loan Agreement**" means that loan agreement dated July 21, 2006 between the Owner and the Senior Lender wherein the Senior Lender has agreed to provide certain credit facilities to finance the construction of the Project.

1.54 "**Site**" means the lands and premises legally described as SE ¼ - Sec. 22 - Township 17 - Range 24 West of the 2nd Meridian, Saskatchewan, outlined in bold black on the plan attached as Appendix 16.

1.55 "**Subconsultant**" means a person, other than an employee of the Contractor, engaged, directly or indirectly, by or through the Contractor to perform design, architectural, engineering or related services forming part of the Work, and for greater certainty includes the Contractor's Consultant.

1.56 "**Subcontract**" means a contract, including a purchase order, between the Contractor and a Subconsultant, Subcontractor or Supplier, inclusive of all change orders issued thereunder, and amendments thereto, from time to time.

1.57 "**Subcontractor**" means a person, other than an employee of the Contractor, engaged by the Contractor to perform a portion of the Work at the Site.

1.58 "**Substantial Completion**" means that:

(a) the tests for Substantial Performance of the Work as defined in *The Builders' Lien Act* (Saskatchewan) have been achieved, provided that the calculation contemplated by Section 2(1)(b) of *The Builders' Lien Act* will be carried out by excluding any technology fee, costs of start-up and costs of performance testing; and

(b) all federal, provincial and local governments and governmental agencies and authorities have issued all Permits which the Contractor is responsible for obtaining pursuant to the Contract Documents; and

(c) the Contractor has delivered to the Owner all drawings, manuals, and other documents required to operate the Work and required to be delivered by the Contractor, and has performed and completed all other obligations required to be performed and completed by the Contractor, on or before Substantial Completion all as specified in the Contract Documents; and

(d) the Contractor has completed the Commissioning activities in accordance with Appendix 10.

1.59 "**Supplier**" means a person engaged, directly or indirectly, by or through the Contractor for the supply only of Products, and does not include a person engaged to perform Work at the Site.

1.59A "**Technology Fee**" means the fee payable by the Owner described in GC 28.1.

1.60 "**Temporary Facilities**" means all temporary structures and other facilities required for the proper and safe performance and completion of the Work, and that do not form part of the permanent Work, including but not necessarily limited to

hoardings, covered ways, temporary footways, protection for workers such as guardrails, fences, and temporary power, water, steam, lighting and other consumables, utilities and services, erection structures and equipment such as scaffolding, temporary stairs, staging, and all sanitary, safety and first aid and fire prevention facilities of a temporary nature, but excluding Construction Equipment.

1.61 "**Total Completion**" means that the Contractor has performed and completed the Work in its entirety and that Operational Completion has occurred.

1.62 "**Trade Union**" means a local or provincial organization or association of employees, or a local or provincial branch of a national or international organization or association of employees in Saskatchewan that has as one of its purposes the regulation in Saskatchewan of relations between employer and employees through collective bargaining and any member or representative of same whose members are employed by any person involved with the Project.

1.63 "**Value Added Taxes**" means such sum as shall be levied upon the Contract Price by the Federal or any Provincial or Territorial Government and is computed as a percentage of the Contract Price and includes the Goods and Services Tax, and any similar tax, the payment or collection of which, by the legislation imposing such tax, is an obligation of the Contractor.

1.64 "**Work**" means the complete design, engineering, procurement, construction and Commissioning of the Project in accordance with the Contract Documents, including but not necessarily limited to the provision of all design and engineering services, Products, Temporary Facilities, Construction Equipment, management, supervision, labour, overhead (whether Site, general or corporate) and all other goods, services and things, that are necessary or incidental thereto, required under, or reasonably inferable from, the Contract Documents, including the Scope of Work as described in Appendix 6, and excluding only the Owner's Work.

2. INTERPRETATION

2.1 Words in the singular number include the plural and vice versa, words in the masculine gender include the feminine and neuter genders, and "person" includes an individual person, body corporate, partnership, and other legal entity, all as the context requires.

2.2 The division of the Contract Documents into Articles, General Conditions, Divisions and Sections, and the insertion of headings, is for convenience and does not affect the interpretation of the Contract.

2.3 The Contract Documents are complementary, and what is required by any one is as binding as if required by all.

2.4 Conflicts or inconsistencies, if any, between or among particular Contract Documents must be resolved firstly by giving precedence to each of the Contract Documents in the order listed below:

- Agreement
- Definitions and General Conditions
- Appendices

2.5 Subject to the application of Section 2.4, conflicts or inconsistencies, if any, within a particular Contract Document must be resolved as follows:

(a) documents of a later date govern;

(b) figured dimensions shown on a drawing govern over dimensions scaled on the same drawing;

(c) drawings of larger scale govern over those of smaller scale of the same or earlier date;

(d) specifications govern over drawings; and

(e) the more stringent of specifications, whether contained in the Contract or included as reference specifications, govern,

in each case, unless otherwise stated expressly in the Contract Documents.

2.6 A reference to a statute includes, by implication, all amendments to that statute and a reference to all regulations made under that statute.

2.7 Words and phrases that have a well known technical or trade meaning in common usage in Canada have that meaning.

2.8 If any provision of this Contract is invalid or unenforceable, that provision must be severed from the Contract and the remainder of the Contract is valid and enforceable.

GENERAL CONDITIONS OF CONTRACT

TABLE OF CONTENTS

GENERAL CONDITIONS OF CONTRACT

1. CONTRACT

1.1 Relationship.

The Contractor is an independent contractor to the Owner, and each of the corporations which comprise the Contractor is an independent contractor. Neither the Contract, nor performance thereof, creates between the Contractor and the Owner the relationship of principal and agent, partners, joint venturers or any legal relationship, other than that of independent contractor. The Contractor has no authority, and shall not represent itself to have authority, to enter into any legal obligation binding upon the Owner, or otherwise to act in any manner for, or on behalf of, the Owner.

1.2 Control of the Work.

The Contractor is responsible for, and has control of, the Work, including but not limited to design, engineering, procurement, and construction means, methods, techniques, sequences and procedures, free of control, direction or supervision by the Owner and the Owner's Consultant, except to the extent otherwise stated in the Contract.

2. CONTRACTOR'S CONSULTANT

2.1 Nominated.

The Contractor appoints, has engaged and shall use, Cochrane Engineering Ltd., as the Contractor's Consultant.

2.2 Change.

The Contractor shall not terminate the appointment of the Contractor's Consultant, and shall not appoint, engage or use any other person as the Contractor's Consultant, without the prior approval of the Owner, which approval shall not be unreasonably withheld.

3. OWNER'S CONSULTANT

3.1 Nominated.

The Owner appoints, has engaged and shall use $(S\&T)^2$ Consultants Inc. to act as the Owner's Consultant under the Contract and against whom the Contractor has made no reasonable objection. The Owner shall give the Contractor notice of each appointment made under this GC3.1, specifying the person appointed and the function or functions to be carried out by them.

3.2 Change.

The Owner may vary, consistent with the Contract Documents, the function of a person appointed as an Owner's Consultant, or may terminate the appointment of an Owner's Consultant, and may appoint, engage and use any other person as an Owner's Consultant, on prior notice to the Contractor and against whom the Contractor makes no reasonable objection.

3.3 Functions.

The functions of the Owner's Consultant, as more particularly described in the Contract Documents, are limited to:

(a) inspections in relation to Substantial Completion, Operational Completion and Total Completion, and the preparation and issue to the Owner of certificates with respect thereto in support of the Certificate of Substantial Completion and Certificate of Total Completion; and

(b) review and inspection of the Work in progress, whether design and engineering, construction or Commissioning, including, subject to GC40, approval or rejection of Work, including Products, as conforming, or not conforming, to the requirements of the Contract Documents.

4. INDIVIDUAL REPRESENTATIVES

4.1 Owner's Appointment.

The Owner appoints Don O'Connor as its representative for the purpose of exercising, on the Owner's behalf, any rights or powers that may be exercised by the Owner under the Contract, except as limited by any notice given under GC4.4 and provided also that this representative is not authorized to execute any Amendment on behalf of the Owner.

4.2 Contractor's Appointment.

The Contractor confirms that the Contractor has appointed Robert Smith as its representative for the purpose of exercising, on its behalf, any rights or powers that may be exercised by it under the Contract.

4.3 Delegation.

The rights and powers of representatives may be delegated, in whole or in part, by them to one or more other persons, provided that the Owner or the Contractor, as the case may be, gives notice to the other of the name and scope of authority of the delegate.

4.4 Revocation and Changes.

The appointments and representatives confirmed under GC4.1 and GC4.2, and the scopes of authority of those representatives, and the delegation of persons or scope of authority delegated under GC4.3, may be changed from time to time, provided that the Owner, or the Contractor, as the case may be, gives notice of the change to the other party.

4.5 Reliance.

Each of the Owner and Contractor are bound by the acts of their respective representatives and by the acts of delegates of their representatives within their respective scopes of authority of which notice has been given.

5. SUBCONSULTANTS

5.1 Disciplines.

The Contractor shall engage, directly or indirectly, and furnish the services of all design, engineering and other specialist Subconsultants required for the proper performance and completion of the Work, and the fulfilment of all obligations of the Contractor under the Contract, including but not necessarily limited to Subconsultants in those disciplines listed in Appendix 4.

5.2 Nominated.

If a Subconsultant for a particular discipline is named in Appendix 4, the Contractor shall use only that Subconsultant in that discipline, except as permitted otherwise under GC5.3.

5.3 Changes and Future Engagements.

The Contractor shall not change any Subconsultant named in Appendix 4, without the further prior approval of the Owner.

6. DESIGN

6.1 Design.

The Contractor shall furnish the design and engineering of the Work, including the performance of all design and engineering services by its consultants and Subconsultants, and the preparation of all Construction Documents, including but not limited to those required to obtain all Permits, and those required to show the complete design and engineering of the Work and to permit the proper construction thereof, all in accordance with the Contract Documents, including but not limited to full compliance with the Design Commitments and all applicable Law, and Permits required or anticipated to be required at the time of design and Codes. Contractor is not a licensed or authorized architect or engineer. Owner acknowledges that the Contractor will furnish by way of Subcontract with the Contractor's Consultant or one or more Subconsultants all design and engineering services required under this Contract. Neither the Owner nor the Contractor shall assert the Contractor's lack of registration or licensing as a designer, engineer or architect as a defense to any action by the other party.

6.2 Proposed Drawings and Specifications.

On or before the date therefore set out in the Contract Schedule, the Contractor shall prepare and submit to the Owner the drawings and specifications listed in Appendix 16 which the Contractor proposes shall be included in the Construction Documents, for the Owner's review and approval. The Owner will commence its review without delay, and shall within 10 Days advise the Contractor in writing with reasonable explanations of any aspect of the submitted drawings and specifications which do not conform to the Contract and therefore require revision. Within 10 Days of the Owner notifying the Contractor of revisions being required, the Contractor shall revise and resubmit the drawings and specifications and submit the corrected documents to the Owner.

Thereupon the drawings and specifications submitted and approved pursuant to this GC6.2 will be included in the Construction Documents for all purposes of the Contract, subject to further amendment pursuant to the Contract. If the Owner requires any changes to the drawings and specifications submitted and approved pursuant to this GC6.2, the changes shall be made pursuant to a Scope Change Order in accordance with GC18.

6.3 Design Review.

The Contractor shall keep the Owner well informed on a current basis in relation to, and shall permit the Owner and Owner's Consultant to review as design work proceeds, all material

aspects of the design and engineering of the Work. Four sets of progress design documents, such progress design documents pursuant to this GC 6.3 being limited to those identified in Appendices 2 and 16 of the Contract, in either original or amended form, including drawings, specifications, equipment lists, diagrams and calculations, shall be delivered to the Owner at regular intervals.

6.4 Documents.

The Contractor shall deliver to the Owner 6 complete sets of Construction Documents issued by or on behalf of the Contractor for the performance of the Work. Construction Documents must conform to the Contract Documents and be submitted to the Owner in accordance with the Contract Schedule.

6.5 Responsibility.

The Contractor is fully responsible for the design and engineering of the Work, including but not limited to the accuracy and sufficiency thereof, and compliance with all applicable Laws, Codes, and Permits required or anticipated to be required at the time of design, and compliance with the Design Commitments. Notwithstanding that certain design and engineering services are performed, and drawings, specifications and other documents, are prepared by the Contractor's Consultant, some or all of the other Subconsultants, and other specialist consultants, all such design and engineering services are deemed to have been performed, and all such documents are deemed to have been prepared, by or on behalf of the Contractor under and subject to the terms and conditions of this Contract. No review or approval by the Owner or the Owner's Consultant of any design, drawing or specifications or any Construction Documents shall alter or relieve the Contractor from its responsibilities hereunder, or from any errors or omissions or non-compliance with the requirements of the Contract.

7. SUBCONTRACTORS AND SUPPLIERS

7.1 Contractor Pre-Selected Subcontractor and Suppliers.

The Contractor shall use for the performance of those parts of the Work described in Appendix 5 only those Subcontractors and Suppliers named in that Appendix, except as permitted otherwise under GC7.2.

7.2 Changes.

The Contractor shall not change any Subcontractor or Supplier selected in accordance with this GC7 unless the replacement Subcontractor or Supplier is approved by the Owner, which approval shall not be unreasonably withheld.

8. SUBCONTRACTS

8.1 Subcontract Documents.

Each Subcontract must be in writing. The Contractor shall deliver to the Owner a complete copy of each Subcontract referred to in Appendix 18 (a "Major Subcontract") on execution and delivery of this Contract, or promptly after each such Subcontract is executed and delivered. The Contractor shall deliver to the Owner an executed copy of each change order issued under, or amendment of, each Major Subcontract, promptly after the change order is issued or the amendment made. Each Major Subcontract must contain:

(a) provisions requiring the Subconsultant, Subcontractor or Supplier to perform their obligations thereunder in accordance with, and subject to the, terms and conditions of this Contract insofar as they are applicable to the Work performed under that Subcontract;

(b) provisions requiring the Subconsultant, Subcontractor or Supplier to perform their obligations thereunder directly for the Owner in the event that the Owner gives notice to the Subconsultant, Subcontractor or Supplier of the exercise of the right to require assignment of the Subcontract by the Contractor to the Owner and provisions permitting the Contractor to assign to the Owner, or to the Lenders, or to their respective successors in title to the Project, all right, title and interest of the Contractor in and to any warranty thereunder on notice to, but without the consent of, the Subconsultant, Subcontractor or Supplier;

(c) provisions requiring the Subconsultant, Subcontractor, or Supplier to give the Owner not less than 30 days prior notice before exercising any right to terminate the Subcontract; and

(d) such other provisions as may be prescribed by the Contract Documents.

8.2 Right to Assignment of Subcontracts.

The Contractor hereby grants to the Owner the irrevocable right to require the assignment to the Owner of each and every Subcontract, such right to be exercisable by the Owner in respect of any of the Subcontracts upon giving notice at the time and in the manner hereinafter provided:

(a) at only the times described in GC8.2(b), the Owner may give notice to the Contractor and the Subcontractor, Subconsultant or Supplier who is party to such Subcontract of exercise of the right to require assignment. Upon such notice being given, the Subcontract shall thereupon be and be deemed to be assigned by the Contractor to the Owner without the need for any further act or deed on the part of the Contractor or for any consent on the part of the Subcontractor,

Subconsultant or Supplier and thereafter the Subcontractor, Subconsultant or Supplier shall perform the Subcontract for the Owner's account directly; and

(b) the notices described in GC8.2(a) may be given by the Owner to be effective at the time that the Owner:

(i) exercises its right under GC15 to terminate the Contractor's right to continue with the Work or to terminate the Contract; or

(ii) has received notice from the Subconsultant, Subcontractor or Supplier of their intention to exercise their right to terminate the subcontract due to default by the Contractor and the Owner has taken reasonable steps to determine that the default exists.

8.3 Contractor's Responsibility for Work Performed Under Subcontracts.

The Contractor shall preserve and protect the rights of the parties under this Contract with respect to all Work performed under Subcontract. The Contractor is fully responsible to the Owner for the acts and omissions of Subconsultants, Subcontractors and Suppliers, and of persons employed, directly or indirectly, by them, in the same manner that the Contractor is responsible under this Contract for acts and omissions of itself, and of persons employed by it. Where the Contractor is required under this Contract to do, or not to do, any thing, the Contractor must cause each Subconsultant, Subcontractor and Supplier to comply with that requirement to the extent applicable to the Work performed under Subcontract, whether or not so stated expressly in this Contract.

8.4 Relationship.

Except upon an assignment by the Contractor to the Owner of the relevant Subcontract pursuant to GC 8.2, neither any Subcontract, nor performance thereof, nor any provisions of this Contract, create any contractual relationship between the Owner and any Subconsultant, Subcontractor or Supplier.

9. OTHER CONTRACTORS AND OWNER'S WORK

9.1 Separate Contracts.

The Owner reserves the right to let to Other Contractors separate contracts, or to use its own employees, in each case as required for the performance and completion of all or any part of the Owner's Work. When separate contracts are awarded by the Owner for other parts of the Project, or when work is performed by the Owner's own forces, the Owner shall:

(a) provide for the co-ordination of the activities and work of Other Contractors and Owner's own forces with the Work of the Contract;

(b) if the Other Contractors are working on the Site and if the Owner thereby becomes a "constructor" within the meaning of the *Occupational Health and Safety Act* (Saskatchewan), assume overall responsibility for compliance with the applicable health and construction safety legislation at the Site;

(c) enter into separate contracts with Other Contractors under conditions of contract which are compatible with the conditions of the Contract;

(d) ensure that insurance coverage is provided to the same requirements as are called for in this Contract and co-ordinate such insurance with the insurance coverage of the Contractor as it affects the Work; and

(e) take all reasonable precautions to avoid labour disputes or other disputes on the Project arising from the work of Other Contractors or the Owner's own forces.

9.2 Co-ordination.

When separate contracts are awarded for the Owner's Work or other parts of the Project, or when work is performed by the Owner's own forces, the Contractor shall:

(a) afford the Owner and Other Contractors reasonable opportunity to introduce and store their products and use their construction machinery and equipment to execute their work;

(b) co-ordinate and schedule the Work with the work of Other Contractors and Owner's own forces and connect as specified or shown in the Contract Documents;

(c) participate with Other Contractors and the Owner in reviewing their schedules when directed by the Owner; and

(d) where part of the Work is affected by or depends upon for its proper execution the work of Other Contractors or Owner's own forces, promptly report to the Owner in writing and prior to proceeding with that part of the Work, any apparent deficiencies in such work. Failure by the Contractor to so report shall invalidate any claims against the Owner by reason of deficiencies in the work of Other Contractors or Owner's own forces except those deficiencies not then reasonably discoverable.

Where a change in the Work is required as a result of the co-ordination and connection of the Work of Other Contractors or Owner's own forces with the Work, the changes shall be authorized by a Scope Change Order issued by Owner as provided in GC18.

9.3 Design Interfaces.

The Owner shall give the Contractor design information relative to the Owner's Work as and when reasonably required to enable the Contractor to design, engineer, plan and schedule those portions of the Work that interface with the Owner's Work.

10. INVESTIGATIONS

10.1 Contract Documents.

The Contractor represents and warrants that it has examined carefully all the Contract Documents and that it is not aware of any material error or omission in, or conflict or inconsistency between or among, any of those documents and that, in entering into the Contract and establishing the Contract Price, and the Contract Time, the Contractor has taken due account of the provisions of the Contract Documents and the impacts thereof on the performance and completion of the Work and the Contract Time.

10.2 Site.

10.2.1 The Contractor represents and warrants that it has reviewed the Reports and has visually examined the Site and all areas in the vicinity of the Site and has determined to its satisfaction all visible conditions at or near the Site that may impact the performance of the Work, including but not limited to access, physical constraints, topography, the nature and location of the work, the status of work being or to be performed at the Site by Other Contractors, and all design and engineering services, management, supervision, labour, Products, Temporary Facilities, Construction Equipment and all other things required or desirable for the proper performance and completion of the Work in strict accordance with the Contract Documents, and all other conditions, contingencies and risks that may be associated with the performance and observance of the Contractor's obligations under this Contract. The Contractor may not make or enforce any claim against the Owner for adjustment of the Contract Price, the Contract Time, or the Contract Schedule, or for any other compensation whatsoever, and the Contractor is not relieved of any of its obligations under the Contract, by reason of any difference between conditions at or near the Site, including but not limited to any conditions described in this GC10.2, and conditions assumed by the Contractor at or before the date of the Contract. Notwithstanding the foregoing, if conditions are encountered at the Site which:

(i) are subsurface or otherwise concealed physical conditions which existed before the commencement of the Work, and which the Contractor believes differ materially from those indicated in the Reports, or

(ii) were not addressed in the Reports and are physical conditions of a nature which differ materially from those ordinarily found to exist and generally recognized as inherent in construction activities of the character provided for in the Contract Documents,

then the Contractor shall give notice in writing to the Owner of such conditions promptly before conditions are disturbed and in no event later than 5 days after observance of the condition.

10.2.2 Upon receipt of the Contractor's notice pursuant to GC 10.2.1 the Owner's Consultant will promptly investigate the conditions and will review his findings with the Contractor. If they agree that the conditions do not differ materially from those aforesaid, then the Work shall proceed and no Scope Change Order shall be requested and there shall be no increase in the Contract Time or the Contract Price. If they agree that the conditions differ materially from those indicated in the Reports or differ materially from those ordinarily found to exist and generally recognized as inherent in construction activities of the character provided for in the Contract Documents the Owner shall issue a request to the Contractor for a proposal concerning a Scope Change Order in accordance with GC18.1 and GC18.2. If the parties agree upon the proposal a Scope Change Order shall be issued and signed in accordance with GC18.2. If the parties are unable to promptly agree upon the terms and conditions of such Scope Change, the Owner may, by notice in writing, require the Contractor to proceed with the Scope Change pursuant to GC18.3 or the Owner may exercise its right to terminate the Contract in accordance with GC16.1.

10.2.3 If the Owner's Consultant and the Contractor's Consultant are unable to agree whether the conditions of the Site differ materially from those aforesaid, such dispute shall be resolved in the manner set out in GC40.

10.3 Design and Engineering.

The Contractor acknowledges that the Contract Documents are based upon design, engineering and related consulting services performed or to be performed by the Contractor's Consultant, some or all of the other Subconsultants, and other specialist consultants. The Contractor may not make or enforce any claim against the Owner for adjustment of the Contract Price, the Contract Time or the Contract Schedule, or for any other compensation whatsoever, nor is the Contractor relieved of any of its obligations under this Contract, including without limitation its responsibility for the design and engineering of the Work, by reason of any design or engineering error or omission, committed by any of the Contractor's Consultant, Subconsultants or Subcontractors, and whether occurring, in whole or in part, before, on or after the date of this Contract.

11. TIMELY PERFORMANCE AND SCHEDULE

11.1 Time of the Essence.

Performance by the Contractor of its obligation to achieve Substantial Completion under the Contract within the Contract Time is of the essence of this Contract.

11.2 Contract Schedule.

The Contractor shall perform and complete the Work, and each part thereof, diligently and faithfully, and shall use its best efforts to meet the dates for the commencement and completion of each part of the Work as shown on the Contract Schedule. The Contract Time and the Contract Schedule may be adjusted only as permitted expressly under the Contract Documents.

11.3 Detailed Schedule Submissions.

The Contractor shall prepare and submit to the Owner all schedules and related information required by, and shall comply strictly with, the Contract Documents relating to the requirements for, and contents of, schedules. All detailed schedules submitted by the Contractor must be consistent with the dates for commencement and completion of the parts of the Work set out in the Contract Schedule.

11.4 Owner's Decisions/Approvals.

The Contractor shall plan, schedule and manage the performance of the Work in a manner that allows the time set out in GC 6.2, for the Owner or the Owner's Consultant, as the case may be, to give any approval or decision required under the Contract Documents. Without limiting the foregoing obligations of the Contractor, the Owner shall give, and cause the Owner's Consultant to give, prompt (but in no circumstance longer than provided in GC6.2) consideration on all matters requiring their respective approval or decision under the Contract Documents so as to avoid delay in the performance of the Contract.

12. ACCELERATION

12.1 Owner's Right to Accelerate.

(a) If, in the reasonable opinion of the Owner, Owner determines that Contractor will not be able to achieve any Milestone (being the completion of those events described as "Milestones" in Appendix 6) by the Expected Milestone Date (being those dates designated as such in Appendix 8) unless additional resources are dedicated to the performance of the Work, Owner may provide a notice to that effect requiring Contractor to immediately take, or to have taken, at no extra cost to Owner, those remedial steps specified by Owner which may include furnishing additional supervision, labour, Temporary Facilities, Construction Equipment or

Products, or by scheduling overtime or shift work or such other actions as may be reasonably required (the "Remedial Measures") to ensure the achievement of the required Milestone by the applicable Expected Milestone Date. Upon receipt of such notice, Contractor shall, at no extra cost to Owner, confirm to Owner the steps to be taken to implement the Remedial Measures proposed by Owner and shall, within five (5) days of receipt of such notice, provide its recovery plan and a schedule to Owner incorporating the Remedial Measures and demonstrably achieving such Milestones by the applicable Expected Milestone Date. If Contractor fails to provide the required recovery plan and schedule or effect all such Remedial Measures, Owner shall have the right to terminate the Contract in accordance with GC15.

(b) If, for any reason, Contractor fails to achieve any Milestone by the Expected Milestone Date, and without the need for any notice to that effect from Owner, Contractor shall immediately take, or have taken, at no extra cost to Owner, those Remedial Measures to ensure achievement of the required Milestone by the applicable Critical Milestone Date (being that date designated as such in Appendix 8). Contractor shall, within five (5) days of such failure to achieve any Milestone by the Expected Milestone Date, provide its recovery plan and revised schedule to Owner incorporating the Remedial Measures and demonstrating achievement of such Milestone by the applicable Critical Milestone Date. If Contractor fails to provide the required recovery plan and schedule or effect all such Remedial Measures or if the recovery plan and schedule are not acceptable to the Owner, acting reasonably, Owner shall have the right:

1. notwithstanding any other term of the Contract, to withhold any payment otherwise due and payable to Contractor in respect of that portion of the work related to the Milestone that has not been achieved until the achievement of that Milestone; and

2. to terminate the Contract in accordance with GC 15

(c) If, for any reason, Contractor fails to achieve any Milestone by the Critical Milestone Date, Owner may:

1. by written notice direct Contractor to immediately take, at no extra cost to Owner, Remedial Measures to achieve the required Milestone as soon as possible; and

2. notwithstanding any other term of the Contract, withhold that sum representing the "Total Contract Value" for that line item or line items representing the full cost of the Milestone(s) (in respect of which the Critical Milestone Date has not been achieved) until the achievement of those Milestone(s) in respect of which the Critical Milestone Date(s) have not been achieved.

If Contractor fails to immediately effect all such Remedial Measures in accordance with GC 12.1(c)(1), Owner shall have the right to terminate the Contract in accordance with GC15.

12.2 Contract Price Adjustment.

If:

(a) at the time that an order is made under GC12.1(a) the Contractor is performing in accordance with those Expected Milestone Dates set out in the Contract Schedule and the Owner's opinion under GC12.1(a) is determined subsequently to be incorrect and the Contractor has complied with GC41.5; or

(b) the inability of the Contractor to achieve Substantial Completion within the Contract Time, or to achieve any Milestone by the Expected Milestone Date or the Critical Milestone Date, or to otherwise maintain progress of the Work in accordance with the dates set out in the Contract Schedule is attributable, in whole or in part, to any event or circumstance that would entitle the Contractor, in the absence of an acceleration order under GC12.1, to an extension of the Contract Time or an adjustment of the Contract Schedule under GC13,

then the Contract Price will be increased pursuant to a Scope Change Order issued in accordance with GC18 by an amount equal to the aggregate increased Cost of the Work that results from compliance with the Owner's order under GC12.1. In all other cases there will be no adjustment of the Contract Price in consequence of an order by the Owner under GC12.1.

13. DELAYS

13.1 Caused by Owner.

If the Contractor is delayed in achieving Substantial Completion, or in maintaining progress of the Work in accordance with the Contract Schedule by the failure of the Owner to perform any Owner's Work, or by an act or omission of the Owner, (including the Owner's failure to approve any documents submitted by Contractor or render any decisions required by the Contract within 10 days of receipt or request), the Owner's Consultant, an Other Contractor, or anyone employed or engaged, directly or indirectly, by any of them, that is contrary to the provisions of the Contract Documents, or if the Date of Commencement is not achieved by September 29, 2006, or if Contractor is delayed in the performance of the Work by a stop work order issued by a court or public authority provided such order was not issued as a result of an act or fault of the Contractor, the Contractor's Consultant, a Subconsultant, Subcontractor or anyone employed or engaged, directly or indirectly, by any of them, then:

(a) the Contract Time will be extended, and the Contract Schedule will be adjusted, to the extent reasonably required to accommodate the effects of that delay; and

(b) the Contract Price will be increased by an amount equal to the aggregate of the Cost of the Work attributable to that delay.

13.2 Caused by Events Beyond the Contractor's Control.

If the Contractor is delayed in achieving Substantial Completion, or in maintaining progress of the Work in accordance with the Contract Schedule, by an event or circumstance that is beyond the reasonable control of the Contractor, including but not limited to fire not caused by the act or neglect of the Contractor or anyone for whose acts or neglects the Contractor is responsible, unusual delay by common carriers, unavoidable casualties, abnormal and adverse weather conditions that interrupt work at the Site, Project Labour Disputes, lockouts, strikes, labour disputes (excluding labour disputes caused by the Owner's decision to retain Other Contractors which shall be treated as being caused by the Owner pursuant to GC13.1), war, revolution, civil commotion, acts of terrorism, acts of public enemies and acts of God, but in any event excluding delays due to the circumstances described in GC13.1, the Contract Time will be extended, and the Contract Schedule will be adjusted, to the extent reasonably necessary to accommodate the effects of that delay.

The Contractor may not make or enforce any claim against the Owner for any adjustment to the Contract Price, or for any other compensation whatsoever, as a result of a delay of the type described in this GC13.2, except that if a delay under this GC13.2 continues for a period in excess of 75 consecutive Days, then the Contractor may submit a claim for a Scope Change Order whereby the Contract Price will be increased only by an amount equal to the ongoing costs incurred by the Contractor thereafter with respect only to Temporary Facilities, Construction Equipment and protection of the Work (including, without limitation, supervisory personnel). In addition, but without limiting the foregoing, if a delay under this GC13.2 continues for a period in excess of 120 consecutive Days, the Contractor may submit a further claim for a Scope Change Order to increase the Contract Price only by a further amount equal to the costs incurred by the Contractor for demobilization as a consequence of the delay and the costs incurred by the Contractor for remobilization after the delay under this GC13.2 ends. Notwithstanding the preceding sentence or the provisions of GC18.1, GC18.2, and GC18.3, the Owner shall have the right by notice given to the Contractor within 5 Days after it receives the Contractor's claim for a Scope Change Order, to refuse to pay any increase in the Contract Price relating to such demobilization or remobilization costs, provided that if the Owner gives such notice, the Contractor shall have the right, by notice given to the Owner and the Lenders within 5 Days after receipt by it of the Owner's notice, to elect to terminate the Contract. The Owner may, within 5 Days after receipt of the Contractor's notice of election to terminate the Contract, notify the Contractor that it withdraws its refusal to pay any increase in the Contract Price relating to the costs of demobilization and remobilization, in which case the Contractor's election to terminate the Contract shall be null and void and of no force or effect, but if the Owner fails to give such notice, this Contract shall terminate in accordance with the Contractor's notice of termination. If the Contract is terminated as aforesaid, then the provisions of GC16.2 (a) to (e) inclusive shall apply.

13.3 Notice.

No extension of the Contract Time or adjustment of the Contract Schedule will be made under GC13.1 or GC13.2, and no adjustment of the Contract Price will be made under GC13.1 or GC13.2, unless a claim for a Scope Change Order is given to the Owner as soon as reasonably possible after the Contractor becomes aware of, or ought to have become aware of, the delay, but in any event not later than 10 Days after the Contractor becomes aware of, or ought to have become aware of, the delay. Each notice must set out in reasonable detail the reasons for the delay, a description of all existing and anticipated impacts of the delay on the performance and completion of Work, to the extent then known by the Contractor, and in the case of GC13.2, any corrective action that the Contractor is taking, or intends to take, with respect to the delay, and in the case of a claim under GC13.1 or GC13.2, reasonable detail of additional costs incurred, or an estimate of those costs, resulting from the delay. The Owner may require, as a condition of any extension of the Contract Time, adjustment of the Contract Schedule, or adjustment of the Contract Price, that the Contractor furnish further particulars and evidence relative to the delay and resulting costs, including supporting documentation, necessary to enable the Owner to evaluate the claim. In the case of a continuing cause of delay, only one notice of claim is necessary.

13.4 Mitigation.

The Contractor shall exercise all reasonable efforts to avoid, or minimize the adverse effects of, any delay, and costs resulting therefrom, for which any relief is sought under GC13.2, provided, however, the Contractor shall be entitled to a Scope Change Order pursuant to GC18 adjusting the Contract Price to compensate the Contractor for costs reasonably incurred in respect of the foregoing.

13.5 Adjustments of Contract Price or Contract Time or Contract Schedule

Any adjustment of the Contract Price, the Contract Time or the Contract Schedule required pursuant to this GC13 shall only be made by an Amendment or by a Scope Change Order as provided in GC18.

14. SUSPENSION

14.1 Owner's Right to Suspend the Work.

The Owner, at any time, may stop the performance of the Work, or any part thereof, by giving notice to the Contractor. The Contractor shall comply immediately with that notice in a manner consistent with the protection of the Work, other property in the vicinity of the Work, and the life, health and safety of persons. The Contractor shall resume performance of the Work as soon as practicable, following notice from the Owner to the Contractor to resume the performance of the Work. During the period of suspension the Contractor shall not remove any part of the Work or any Products or materials from the Site without the consent of the Owner.

14.2 Contract Time, Contract Schedule and Contract Price.

If the Owner suspends performance of the Work under GC14.1, for reasons other than any failure or refusal of the Contractor to perform and observe its obligations under the Contract, then the period of the suspension will be treated as an event of delay under GC13.1.

15. OWNER'S RIGHT TO TERMINATION FOR INSOLVENCY OR DEFAULT OF CONTRACTOR

15.1 Insolvency.

If there occurs, with respect to the EllisDon co-venturer forming the Contractor, or its successors or assigns, or the Guarantor, an Event of Insolvency which continues unremedied for more than 10 Days after notice from the Owner to the Contractor, the Owner, without prejudice to any right or remedy it may have, may terminate the Contractor's right to continue with the Work, or terminate the Contract, in each case by notice to the Contractor. If there occurs with respect to the VCM co-venturer forming the Contractor, or its successors or assigns, an Event of Insolvency which continues unremedied for more than 10 days after notice from the Owner to the Contractor, the EllisDon co-venturer shall have the right to continue with the Work on its own behalf and Owner shall be entitled to treat the EllisDon co-venturer as the Contractor for all purposes of this Contract.

15.2 Default Notice.

If the Contractor does not prosecute the Work properly or fails to provide sufficient skilled and qualified design and engineering personnel, supervision, or labour, Products, Temporary Facilities, or Construction Equipment, or fails as hereinafter provided to maintain substantially progress of the Work in accordance with the Contract Schedule, or otherwise fails, to a material degree, to comply with the requirements of the Contract, the Owner may give the Contractor notice that the Contractor is in default of its contractual obligations and instruct the Contractor to correct the default within 7 Days immediately following delivery of the notice. For the purposes of the foregoing sentence, the Contractor shall be deemed to have failed to maintain substantially the progress of the Work in accordance with the Contract Schedule if the Contractor falls more than 25 Days behind with respect to any item on the critical path of the Contract Schedule.

15.3 Time to Remedy Default.

If the default cannot be corrected within 7 Days after delivery of notice under GC15.2, the Contractor is in compliance with the Owner's instructions if the Contractor:

(a) commences correction of the default within 7 Days after receipt of notice under GC15.2;

(b) gives the Owner a schedule within 5 Days after receipt of notice under GC15.2 that, in the Owner's discretion, is acceptable for completion of the correction; and

(c) performs and completes the correction in accordance with that schedule.

15.4 Failure to Remedy Default.

If the Contractor fails to correct the default within 7 Days after receipt of notice under GC15.2, or fails to commence, perform and complete the correction within the time specified in the schedule, if any, given under GC15.3(b) and satisfactory to the Owner, whichever is longer, and the Guarantor fails to fulfill the Contractor's obligations within 7 Days after receipt by the Guarantor of notice from the Owner of the Contractor's default, the Owner, without prejudice to any other right or remedy it may have, may:

(a) correct the default and deduct and retain the cost of correction from any payment then or thereafter due to the Contractor under the Contract; or

(b) terminate the Contractor's right to continue with the Work, in whole or in part, or terminate the Contract.

15.5 Completion of Work by Owner.

If the Owner terminates the Contractor's right to continue with the Work, or terminates the Contract, under this GC15, the Owner, without prejudice to any other right or remedy it may have, may:

(a) take possession of the Products at the Site and stored elsewhere, Temporary Facilities, and the Work in progress at the Site, and complete the Work by whatever reasonable method the Owner considers expedient, but without undue delay or expense;

(b) withhold further payments to the Contractor until Total Completion is achieved; and

(c) charge the Contractor the amount by which the costs reasonably incurred by the Owner in achieving Total Completion including but not limited to all design and engineering fees, and the cost of correcting Work performed by the Contractor required under GC30, Warranty and Performance Guarantee, exceeds the unpaid balance of the Contract Price.

15.6 Assumption of Subcontracts.

If the Owner terminates the Contractor's right to continue with the Work, or terminates the Contract, under this GC15:

(a) the Contractor shall deliver promptly to the Owner copies of all Subcontracts, inclusive of all change orders and amendments thereunder, that may then exist between the Contractor and any Subconsultant, Subcontractor, or Supplier and that have not been fully performed and discharged, together with a complete and accurate statement of the account between the Contractor and each Subconsultant, Subcontractor and Supplier, and shall give the Owner access to all books, records, accounts and correspondence relative thereto; and

(b) the Owner shall have the right to give notice of exercise of the right of assignment with respect to any of the Subcontracts that may then exist between the Contractor and any Subconsultant, Subcontractor or Supplier and upon such notice being given, the Subcontract shall thereupon be and be deemed to be assigned by the Contractor to the Owner without the need for any further act or deed on the part of the Contractor or any consent by the Subcontractor, Subconsultant or Supplier and thereafter the Subcontractor, Subconsultant or Supplier shall perform the Subcontract for the Owner's account directly.

15.7 Survival of Obligations.

The Contractor's obligations under the Contract as to quality, correction and warranty of the Work performed by it up to the time of any termination of the right of the Contractor to continue with the Work, or any termination of the Contract, under this GC15, and the liability of the Contractor arising from any default in the performance or observance of its obligations under the Contract to that time, and all provisions necessary for the interpretation and enforcement of any claim based thereon, shall survive and continue in full force and effect after the termination. To the extent that the Contractor's obligations under the Contract are affected by Work performed by any Subcontractor, Subconsultant or Supplier, and if the Owner has exercised its right to take an assignment of the Subcontract of such Subcontractor, Subconsultant or Supplier, the Owner shall reassign to the Contractor the applicable subcontract so as to allow the Contractor the ability to enforce the obligations of the Subcontractor, Subconsultant or Supplier under the assigned Subcontract.

16. OWNER'S RIGHT TO TERMINATE FOR CONVENIENCE

16.1 Owner's Right to Terminate.

The Owner, for its own convenience, and in the absence of, or without reliance by the Owner on, any Event of Insolvency affecting the Contractor or the Guarantor, or any default of the Contractor, may terminate the Contract at any time on 30 Days written notice to the Contractor.

16.2 Rights and Obligations of Contractor on Termination.

If the Contract is terminated by the Owner pursuant to GC16.1:

(a) the Contractor shall proceed promptly to terminate the performance of the Work in a manner consistent with the protection of the Work, other property in the vicinity of the Site, and the life, health and safety of persons;

(b) if requested by the Owner, the Contractor shall deliver to the Owner copies of the Subcontracts and other information referred to in GC15.6(a), and the Owner and the Contractor shall promptly negotiate in good faith with a view to agreeing upon the terms upon which any of such Subcontracts referred to in GC15.6(b) may be assigned to the Owner, and if they shall fail to agree then the Owner may not require such Subcontracts to be assigned;

(c) the Contractor, in consultation with the Owner, shall identify, and determine a plan for terminating and discharging, all outstanding obligations of the Contractor under Subcontracts that are not assigned to the Owner, on the most cost-effective basis available, and proceed to terminate and discharge those obligations in accordance with that plan;

(d) the Owner shall pay the Contractor for all Work performed to the date of termination in accordance with the terms and conditions of the Contract, and shall further reimburse the Contractor for reasonable costs incurred by the Contractor in termination and discharging its outstanding obligations under Subcontracts that are not assigned to the Owner and otherwise relating directly to the termination of the performance of the Work; and

(e) GC15.7 applies.

17. CONTRACTOR'S RIGHT TO STOP THE WORK OR TERMINATE THE CONTRACT

17.1 Insolvency.

If there occurs, with respect to the Owner, an Event of Insolvency that continues unremedied for more than 10 Days after notice from the Contractor to the Owner, the Contractor, without prejudice to any other right or remedy it may have, subject to GC17.4 and 17.5, may terminate the Contract by notice to the Owner.

17.2 Default Notice.

The Contractor may give notice to the Owner that the Owner is in default of its contractual obligations if:

(a) an amount on account of the Contract Price due and payable to the Contractor under the Contract is unpaid;

(b) the Owner fails to comply with the requirements of the Contract to a material degree;

(c) the Owner fails to furnish, when so requested by Contractor, reasonable evidence that financial arrangements have been made to fulfil the Owner's obligations under the Contract; or

(d) the Owner has made an assignment of the Contract without the required consent of the Contractor.

17.3 Right to Terminate.

If the default in payment described in GC17.2(a) is not corrected within 5 Days after notice is given under GC17.2, or if a failure or default described in 17.2(b), (c) or (d) is not corrected within 7 Days, or in the case of a failure or default that cannot reasonably be corrected within that period, then within a reasonable period, after delivery of notice under GC17.2(b), (c) or (d), the Contractor, subject to GC17.4 and 17.5, may stop the Work, or terminate the Contract, by further notice to the Owner. If the Contractor stops the Work under this GC17.3, the period of that stoppage is deemed to be a suspension under GC14.1 and GC13.1 applies. If the Contractor terminates the Contract under this GC17.3, then the provisions of GC16.2(a) to (e) inclusive apply and the Contractor shall be paid such other damages as the Contractor is able to prove that Contractor may have sustained as a result of the termination of the Contract, provided that the Owner's maximum liability for such other damages shall not exceed 15% of the amount payable by the Owner to the Contractor for all Work performed to the date of termination in accordance with the terms and conditions of the Contract. This limitation of liability shall apply regardless

of the theory of recovery and regardless of whether liability arises in tort or contract, at law or equity.

17.4 Notices to Senior Lender.

The Contractor, in addition to complying with any other requirements of this GC17, shall give the Senior Lender at the address designated from time to time by the Senior Lender a copy of any notice given by the Contractor under GC17.1, 17.2 or 17.3 at the same time as the notice is given to the Owner.

17.5 Rights of Senior Lender.

For purposes of this GC17.5, "Default Notice" means a notice given by the Contractor under GC17.1 or GC17.2, "Suspension/Termination Notice" means a notice terminating the Contract given by the Contractor under GC17.1, or a notice stopping the Work or terminating the Contract given by the Contractor under GC17.3; and "Continuation Notice" means a notice given by the Senior Lender to the Contractor under this GC17.5. If the Contractor gives a Default Notice, then the Senior Lender, at any time thereafter and before the Contractor gives a Suspension/Termination Notice, may take an assignment of this Agreement and give the Contractor a Continuation Notice:

(a) requiring the Contractor to continue performance of and to complete the Work in accordance with the Contract Documents; and

(b) undertaking to pay to the Contractor all amounts then or thereafter due to the Contractor on account of the Contract Price.

If the Senior Lender gives a Continuation Notice, then the Contractor shall rescind the Suspension/Termination Notice and shall continue performance of the Work in accordance with the Contract Documents, subject to any required adjustment of the Contract Time, the Contract Schedule and the Contract Price in accordance with GC13.1. The foregoing is in addition to, and not in substitution for, any rights of the Senior Lender as against the Owner under any other agreement or agreements relative to this Contract to which the Senior Lender and the Owner are party, including but not limited to any assignment, or agreement to assign, described in GC41.8.

17.6 Suspension

If the Work should be suspended or otherwise delayed for a period of 75 cumulative Days or more under Section 14.1 or under an order of a court or other public authority, and providing that such order was not issued as a result of an act or fault of the Contractor, the Contractor's Consultant, a Subconsultant, Subcontractor or anyone directly or indirectly employed or engaged by any of them, the Contractor may without prejudice to any other right or remedy the Contractor may have, by giving notice to the Owner and Senior Lender, terminate the Contract.

If the Contractor terminates the Contract under this GC17.6, then the provisions of GC16.2(a) to (e) inclusive apply.

18. SCOPE CHANGES

18.1 Request for Scope Changes.

The Owner, without invalidating the Contract, may make a Scope Change by Scope Change Order provided the Scope Change Order does not adversely affect the Performance Guarantees or the safe operation of the Project. The Contractor may, when permitted by the Contract, request a Scope Change Order to authorize an adjustment of the Contract Price, the Contract Time or the Contract Schedule. No Scope Change may be performed, and no adjustment to the Contract Price, the Contract Time, or the Contract Schedule, will be made, or any other compensation become payable to the Contractor, unless authorized by an Amendment or by a Scope Change Order signed by the Owner and the Contractor or as permitted under GC18.3.

18.2 Processing of Scope Change Orders.

18.2.1 The Contractor, promptly after receiving any request by the Owner for a proposal concerning a Scope Change in the form provided in Appendix 13, shall prepare and deliver to the Owner a written proposal specifying:

(a) a description of the proposed Scope Change, that may include drawings and specifications;

(b) the proposed adjustment, if any, being either an increase or a decrease, to the Contract Price, accompanied by a breakdown of that adjustment showing the estimated change in the Contract Price in reasonable detail sufficient to enable the Owner to evaluate the proposal; and

(c) particulars of the proposed adjustment, if any, required to the Contract Time and the Contract Schedule.

The parties shall meet promptly, if requested by the Owner, to review and discuss the Contractor's proposal and each party shall negotiate in good faith and endeavour to agree upon the proposal or amendments thereto. Any agreement between the parties under this GC18.2.1 must be recorded in a Scope Change Order and signed by the Owner and by the Contractor.

18.2.2 The Contractor, at the time it requests a Scope Change Order in accordance with GC18.1, shall submit to the Owner a written proposal specifying:

(a) the basis for the requested Scope Change Order, with reference to the provision of the Contract which permits it;

(b) the proposed adjustment, if any, being an increase or a decrease, to the Contract Price, accompanied by a breakdown of that adjustment showing the estimated change in the Cost of the Work and the Contract Price in reasonable detail sufficient to enable the Owner to evaluate the proposal; and

(c) particulars of the proposed adjustment, if any, required to the Contract Time and the Contract Schedule.

The parties shall meet promptly, if requested by the Owner, to review and discuss Contractor's proposal and each party shall negotiate in good faith and endeavour to agree upon the proposal or amendments thereto. Any agreement between the parties under this GC18.2.2 must be recorded in a Scope Change Order and signed by the Owner and by the Contractor.

18.3 Failure to Agree.

18.3.1 If the Owner and the Contractor fail to agree promptly on the terms and conditions of a proposed Scope Change Order, the Owner, by notice to the Contractor, may require the Contractor to proceed with that Scope Change, in which case:

(a) the adjustment, if any, to the Contract Price will be determined:

(i) in the case of an increase, as the actual additional Cost of the Work, plus applicable mark-ups, attributable to that Scope Change; or

(ii) in the case of a decrease, as the actual savings in the Cost of Work, less applicable mark-ups, attributable to that Scope Change; and

(b) the Contract Time and the Contract Schedule will be adjusted to the extent reasonably required to accommodate, the impact of the Scope Change, as proposed by the Contractor and approved by Owner.

If the Contractor and the Owner do not agree on the proposed adjustment, the issue shall be resolved in accordance with GC40. Pending determination of the final amount of a Scope Change, the undisputed value of the Work performed as the result of a Scope Change is eligible to be included in Contractor's applications for payment.

18.3.2 If the Owner and the Contractor fail to agree promptly on the amount of any adjustment to the Contract Price, the Contract Time or the Contract Schedule pursuant to a Scope Change Order requested by the Contractor, the undisputed amount thereof (if any) shall

be included in a Scope Change Order and signed by the Owner and the Contractor, and the disputed amount of such adjustment will be resolved in accordance with GC40.

18.4 Owner's Work.

Without limiting any other provision of this GC18, the Owner, without invalidating the Contract, may make a Scope Change, confirmed by Scope Change Order processed in accordance with GC18.2.1 and GC18.3.1, by adding to the Work of this Contract all or any part of the Owner's Work described in Appendix 7, in which case the Contract Price will be increased, and the Contract Time and the Contract Schedule will be adjusted by the amounts determined pursuant to GC18.2.1 and GC18.3.1.

Contractor shall not be required to proceed on any Owner's Work until adjustments to the Contract Price, the Contract Time and the Contract Schedule have been determined in accordance with GC18.2.1 and GC18.3.1.

19. PAYMENT

19.1 Mobilization Amount.

On or before the Date of Commencement, the Contractor shall be entitled to receive as part of the Contract Price payment of the Mobilization Amount, being 5% of the Contract Price, as set forth in the Schedule of Values. As recompense for payment of the Mobilization Amount, the Owner shall withhold and retain from any payment otherwise due to the Contractor under the Contract, 5% of the amount of any payment properly due to the Contractor until such time as the Owner has been fully compensated for the Mobilization Amount that it has paid.

19.2 Schedule of Values.

The Schedule of Values shall form the basis for all applications for payment on account of the Contract Price. The Schedule of Values shall show the values of the parts of the Work, including the Products, aggregating the total amount of the Contract Price, so as to facilitate evaluation of applications for payment.

Appendix 2 is the Schedule of Values as at the date of this Contract. No changes to the Schedule of Values shall be made without the approval of the Owner, and in accordance with the Contract Documents. Each time the Contract Price is adjusted, the Schedule of Values for all remaining applications for payment shall be amended accordingly.

19.3 Applications for payment.

The Contractor may submit applications for payment on account of the Contract Price not more frequently than monthly as the Work progresses except with respect to payment of the

Technology Fee for which the Contractor may submit an application upon achievement of Operational Completion. Each application must be dated the last day of the calendar month, submitted not later than 10 Business Days after the end of that preceding month and the amount claimed shall be for the lesser of:

(i) that sum paid by the Contractor to Contractor's Subconsultants, Subcontractors and Suppliers as a cost of the Work and

(ii) the value, proportionate to the Contract Price, of the Work performed and Products delivered to the Site (or subject to GC19.9 to off-Site storage) to that date, as determined by the percentage complete of each item in the Schedule of Values, less all prior payments on account. Each application must be in the form set out in Appendix 13 and must be accompanied by:

(a) a statutory declaration, in the form set out in Appendix 13, sworn by a director or officer of the Contractor, that all accounts incurred by the Contractor for design and engineering services, supervision, labour, Products, Temporary Facilities, Construction Equipment, Subcontracts and all other indebtedness otherwise relating to the Work due as at the application date have been paid in full, except construction lien holdback moneys properly retained or amounts in dispute (which shall be specifically identified and the particulars of the dispute explained), and that the amount of the payment claimed relates directly to the performance and completion of the Work;

(b) if requested by the Owner, a certificate of compliance from the Workplace Safety and Insurance Board certifying that the Contractor is in compliance with the *Workplace Safety and Insurance Act* (Saskatchewan), as amended, including with respect to the payment of all premiums and assessments due thereunder; and

(c) a Progress Billing Report in accordance with GC19.8.

19.4 Approval and Payment.

The Owner's Consultant, not later than 10 Days after receipt of an application for payment from the Contractor, shall approve payment in the amount applied for, or in such other amount as the Owner's Consultant acting reasonably determines to be properly due in accordance with the Contract Documents. If the Owner's Consultant determines that the amount properly due is less than the amount applied for, the Owner's Consultant shall give prompt notice thereof, with its reasons, to the Contractor. A determination by the Owner's Consultant that the amount properly due is less than the amount applied for will not impede payment of the amount that the Owner's Consultant determines to be properly due. Withholding of any amount not properly due to the Contractor by the Owner pending resolution of the matter does not entitle the Contractor to give notice of default under GC17.2(a). Except for holdbacks as provided in GC 19.1, GC 20.3 and

GC 20.4 and except for payment of the Technology Fee, the Owner, within 30 days after receipt of an application for payment from the Contractor, conforming to the requirements of GC19.3, shall make payment to the Contractor on account in the amount applied for, or in such other amount as the Owner's Consultant may have approved for payment, provided however that the Owner shall, deduct and withhold from each payment otherwise due to the Contractor under the Contract that amount described in GC19.1 and, subject to GC20.5, deduct and withhold from each payment otherwise due to the Contractor under the Contract an amount equal to the construction lien holdback required under *The Builders' Lien Act* (Saskatchewan), as amended from time to time.

19.5 Withholdings.

The Owner may withhold and retain from any payment otherwise due to the Contractor under the Contract, in addition to the construction lien holdback moneys, an amount that in the reasonable opinion of the Owner, is sufficient to protect the Owner in respect of:

(a) the cost of correcting Products or Work rejected under GC31.2 or 31.7 for which the Contractor is responsible;

(b) an amount in respect of which a lien has been filed; and

(c) any amount owing by the Contractor to the Owner under the Contract.

19.6 Adjustment for Late Payments.

For the purpose of this GC19.6 "Interest Adjustment" means, with respect to any payment on account of the Contract Price that is made after it is due, an amount equal to interest thereon at the Prime Rate plus 3%, calculated daily and compounded annually. If any payment on account of the Contract Price is made after it is due, the Contract Price will be increased for late payment, by an amount equal to the Interest Adjustment, based on the number of days elapsed between the date of payment and the due date.

19.7 Currency.

All amounts of money stated in or becoming payable between the parties under the Contract are stated and payable in Canadian dollars, unless otherwise specified.

19.8 Progress Billing Report.

Each application for payment shall be accompanied by a report, in the form set out in Appendix 3, prepared by the Contractor, which shall certify as at the date thereof:

(a) the percentage of the Work completed in the aggregate and the percentage of Work completed since the date of the last Progress Billing Report;

(b) the value of the Work performed in accordance with the Schedule of Values including, where applicable, details of any variances;

(c) the aggregate of payments made on account of the Contract Price;

(d) the current payment amount requested; and

(e) the balance of the Contract Price remaining to complete the Work.

19.9 Products Stored Off Site.

An application for payment submitted by the Contractor may include, as part of the Contract Price, an amount claimed in respect of Products stored off Site, provided that the Contractor delivers, or causes its Subcontractor or Supplier to deliver, to the Owner evidence of full compliance with GC23.1 and GC23.2.

20. SUBSTANTIAL COMPLETION AND RELEASE OF CONSTRUCTION LIEN HOLDBACK MONEYS

20.1 Substantial Completion.

20.1.1 When the Contractor is of the opinion that it has achieved Substantial Completion, it shall submit a written application in the form provided in Appendix 13, signed by the Contractor, to the Owner and the Owner's Consultant for a Certificate of Substantial Completion.

20.1.2 The Owner's Consultant, the Contractor, the Contractor's Consultant, and any other person designated by the Owner, not later than 5 Business Days after receipt of the application, will commence and carry out an inspection and assessment of the Work to verify the validity of the application.

20.1.3 If the Owner's Consultant is, acting reasonably, of the opinion that the conditions of Substantial Completion set out in Section 1.58 of the Definitions have been satisfied, it will sign and deliver promptly, and in any event within 3 Business Days after the inspection, to the Owner a certificate to that effect in the form provided in Appendix 13, which must include a list of any observed deficiencies.

20.1.4 When the conditions of Substantial Completion have been satisfied, then the Owner and Contractor will issue, forthwith after receipt of the certificates described in GC20.1.3, the Certificate of Substantial Completion in the form provided in Appendix 13. The date on which Substantial Completion is achieved will be stated in the Certificate of Substantial Completion.

20.1.5 If the Owner's Consultant determines that Substantial Completion has not been achieved, the Contractor shall remedy the same and thereafter provide the Owner with another application for a Certificate of Substantial Completion, and this process will be repeated until a certificate is issued in accordance with this GC20.1.

20.1.6 When the conditions of Substantial Performance of the Work as defined in *The Builders' Lien Act* (Saskatchewan) have been satisfied, the Owner and Contractor will issue, forthwith after receipt of the certificate described in GC20.1.3, the Certificate of Substantial Performance of the Work under *The Builders' Lien Act* (Saskatchewan) and the Contractor shall publish a certificate of substantial performance in accordance with Section 32 of *The Builders' Lien Act* (Saskatchewan).

20.2 Deficiency Holdback.

The Owner shall include, as part of the Certificate of Substantial Completion, the list of observed deficiencies in the Work set out in the certificates issued under GC20.1.3, together with the estimated cost of completion or correction of those deficiencies, as determined by the Owner's Consultant acting reasonably. An amount equal to that estimated cost will be deducted from payments that then or thereafter are otherwise due to the Contractor. Amounts so deducted will be released progressively as, but are not due and payable until, the deficiencies are corrected to the reasonable satisfaction of the Owner's Consultant. Any amount withheld under this GC20.2 is in addition to any other amount or amounts, including but not limited to construction lien holdback moneys, that the Owner may withhold under any other provision of the Contract.

20.3 Payment of Construction Lien Holdback Moneys.

The construction lien holdback moneys become due and payable by the Owner to the Contractor 45 Days after the date of the publication of the certificate referred to in Section 20.1.6 or on any later day prescribed by *The Builders' Lien Act* (Saskatchewan), as amended from time to time. The Owner shall pay such holdback monies in accordance with GC 19.4.

20.4 Subcontract Certified Complete.

The Contractor may request from time to time a release of such portion of the construction lien holdback monies with respect to a Subcontract as may be released in accordance with the provisions of *The Builders' Lien Act* (Saskatchewan) after the Subcontract has been certified complete in accordance with *The Builders' Lien Act* (Saskatchewan) and the statutory period during which claims for liens related to that Subcontract under *The Builders' Lien Act*

(Saskatchewan) can be registered has expired provided no notice of a construction lien claim has been received by the Owner. Such request must be contained in an application for payment delivered to the Owner pursuant to GC19.3. The Owner shall pay such holdback monies in accordance with GC 19.4.

20.5 Holdback Release Bond.

20.5.1 The Contractor may from time to time, but not more frequently than once every 90 Days, request the Owner to release all or any relevant portion of the construction lien holdback monies. Upon receipt by the Owner of a holdback release bond issued in favour of the Owner and the Lenders as dual obligees by a surety with a reputation and credit rating acceptable to the Owner, acting reasonably, and the Lenders, and which is in form, amount and substance satisfactory to the Owner, acting reasonably, and the Lenders, the Owner will include the relevant portion of holdback monies in the next progress payment. The Owner will permit such portion of the holdback monies to be included in a requested progress payment so long as no lien pursuant to *The Builders' Lien Act* (Saskatchewan) is then currently registered against the Project, and no notice of claim for lien has been received by the Owner.

20.5.2 If a holdback release bond has been posted in favour of the Owner and the Lenders pursuant to GC20.5.1 and no unsatisfied claim under such holdback release bond remains outstanding, then within five (5) Business Days of being requested by the Contractor to release such holdback release bond, accompanied by evidence satisfactory to the Owner and the Lenders to demonstrate that all applicable lien periods with respect to the related holdback amounts have expired and all liens that have been claimed against such holdback monies have been satisfied, discharged, vacated or otherwise provided for under Section 44 of *The Builders' Lien Act* (Saskatchewan), the Owner will release such holdback release bond to the Contractor and will also request the Lenders to do so. If the holdback release bond is not released by the Owner and the Lenders, the Owner shall reimburse the Contractor for its cost of maintaining the bond.

21. TOTAL COMPLETION

21.1 Total Completion.

21.1.1 When the Contractor is of the opinion that it has achieved Total Completion, it shall submit a written application in the form provided in Appendix 13, signed by the Contractor, to the Owner and the Owner's Consultant for a Certificate of Total Completion.

21.1.2 The Owner's Consultant, the Contractor and the Contractor's Consultant, and any other person designated by the Owner, not later than 5 Business Days after receipt of the application, will commence and carry out an inspection and assessment of the Work to verify the validity of the application.

21.1.3 If the Owner's Consultant is of the opinion, acting reasonably, that Total Completion has been achieved, it will sign and deliver promptly, and in any event within 3 Business Days after the inspection, to the Owner a certificate to that effect in the form provided in Appendix 13.

21.1.4 When Total Completion has occurred, then the Owner and the Contractor will issue, forthwith after receipt of the certificates described in GC21.1.4, the Certificate of Total Completion in the form provided in Appendix 13. The date of Total Completion will be stated in the Certificate of Total Completion but in any event not earlier than Substantial Completion.

21.1.5 If the Owner's Consultant reasonably determines that Total Completion has not been achieved, the Owner's Consultant shall, within 3 Business Days after the inspection, provide a final list of the items remaining to be completed along with a description of the Work required to complete each item. Once the final list of remaining items has been agreed upon between the Owner's Consultant and the Contractor, Contractor shall remedy the same and thereafter provide the Owner with another application for a Certificate of Total Completion and this process will be repeated until a certificate is issued.

22. PAYMENT OF ACCOUNTS AND LIENS

22.1 Payment of Accounts.

The Contractor shall pay as and when due all accounts incurred by it for, or in relation to, the performance and completion of the Work, including but not necessarily limited to accounts for design and engineering services, procurement, supervision, labour, Products, Temporary Facilities, Construction Equipment, premiums and assessments under the *Workplace Safety and Insurance Act* (Saskatchewan), freight, Duties and Taxes, Value Added Taxes, and all things necessary or incidental to the performance and completion of the Work.

22.2 Liens.

The Contractor will pay or cause to be paid promptly when due all claims, debts and charges against the Contractor and every Subconsultant and Subcontractor which might become a lien upon the Owner's property or the Project arising out of the Work performed or Products or materials furnished by the Contractor and every Subconsultant and Subcontractor under this Contract, and will not suffer or permit any lien or encumbrance of any kind to be filed against or upon such property or the Project, regardless of whether the basis of such lien is a claim against the Contractor, Subconsultant or Subcontractor. In case any lien is filed against such property or the Project, or actual notice of any such lien is received by the Owner, the Owner may hold back, in addition to the lien holdback provided for under this Contract, a sufficient amount of money (including security for costs as determined by applicable legislation) payable or to become payable hereunder from the Owner to the Contractor, to cover and offset such lien until the same shall be settled, vacated or discharged without cost or liability to the Owner, or the said monies

may be paid into Court by the Owner, together with any security for costs, to obtain a discharge thereof. Notwithstanding anything in the Contract to the contrary, the Owner shall have no obligation to make further payments to the Contractor pursuant to this Contract unless and until such lien has been vacated or discharged. If any such lien shall arise after all payments have been made to the Contractor and the Contractor fails to vacate or discharge the lien within 15 Days, the Contractor shall refund to the Owner all monies that the Owner is compelled to pay in order to vacate the lien including all costs. This GC22.2 shall not apply to liens registered as a consequence of the Owner's acts or omissions or failure to make any payment to the Contractor on account of the Contract Price when such payment is due.

22.3 Withholding of Payment

If because of climatic or other conditions reasonably beyond the control of the Contractor, there are items of the Work that cannot be performed, payment in full for that portion of the Work which has been performed as certified by the Owner's Consultant shall not be withheld or delayed by the Owner on account thereof, but the Owner may withhold, until the remaining portion of the Work is finished, such an amount that the Owner's Consultant determines is sufficient and reasonable to cover the cost of performing such remaining work.

23. TITLE AND RISK

23.1 Title.

All Products intended for, specifically identified with, incorporated in or allocated or appropriated to the Project, whether in the possession of the Contractor or any Subcontractor or Supplier and whether delivered to the Site or at an off-Site location, shall be and become the property of the Owner and title thereto and risk of loss shall pass to the Owner at the earliest of the time when:

(a) the Owner makes payment to the Contractor in respect thereof; or

(b) the same is installed in, affixed to or incorporated in the Project or any part thereof.

The Contractor represents and warrants that title to and property in the Products will pass to the Owner free and clear of all liens, charges, encumbrances and adverse claims whatsoever. Each Subcontract having a value in excess of $10,000 shall contain comparable provisions concerning title and property in Products in favour of the Contractor.

23.2 Identification of Owner's Interest.

The Contractor shall mark or cause to be marked with an appropriate identification, symbol or other marking to evidence the property interest of the Owner in, and, if required by the Owner,

shall segregate, all Products stored off-Site at the time title thereto and property therein passes to the Owner as provided in GC23.1 and, if the Contractor shall fail to do so, the Owner is authorized to effect or direct others to effect such marking. The Contractor shall ensure that each Subcontractor and Supplier complies with this requirement.

23.3 Risk

All Work remains under the care, custody and control of the Contractor until Substantial Completion, subject to the Owner's rights stated in the Contract. Risk of loss relative to the insurance required to be maintained by the Owner under this Contract shall remain with the Owner at all times. The Owner shall have no right to use any portion of the Work prior to Substantial Completion.

24. INSURANCE

24.1 Owner Provided Insurance

The Owner shall place, maintain, and pay premiums for the insurance policies specified in Section 1.0 of Appendix 14 under the heading "Owner Provided Insurance Coverages". All dividends and refunds payable under the policies are the property of the Owner.

24.2 Contractor's Insurance

The Contractor shall place, maintain and pay the premiums for the insurance policies specified in Section 2.0 of Appendix 14 under the heading "Contractor Provided Insurance Coverages". The policies are primary.

24.3 General Insurance Policy Provisions

The policies of insurance to be placed and maintained by the Owner and the Contractor pursuant to GC24.1 and GC24.2 shall be in accordance with the "General Insurance Policy Provisions" set out in Section 3.0 of Appendix 14.

24.4 Administration of Insurance Program.

The Contractor and the Owner shall cooperate with each other in the administration of the insurance program for the Project, including promptly notifying each other of any claim or event or circumstance that may result in a claim and completing and submitting in a timely manner accurate and complete proofs of loss. The Contractor and the Owner shall comply with reasonable written procedures issued by each other from time to time relative to the administration of the insurance program for the Project.

24.5 Preservation of Insurance Coverage.

The Contractor and the Owner shall not do or omit to do anything that would prejudice, or result in loss of, coverage under any policy required to be placed and maintained under this Contract.

25. WORKERS' COMPENSATION

25.1 Compliance.

The Contractor shall comply with the *Workplace Safety and Insurance Act* (Saskatchewan), as amended, including but not necessarily limited to the payment of all premiums or assessments due thereunder, and with all other workers compensation legislation that may be applicable to the Contractor in relation to the performance of any part of the Work outside Saskatchewan.

25.2 Evidence of Compliance.

The Contractor shall deliver to the Owner, at its request from time to time, evidence of compliance by the Contractor, and by each Subconsultant and Subcontractor, with the requirements of this GC25.

26. DUTIES AND TAXES

26.1 Duties and Taxes Included.

The Contractor shall pay all Duties and Taxes, except for the amount of any provincial retail sales taxes payable pursuant to the *Sales Tax Act* (Saskatchewan) ("PST") with respect to the Work which is not identified in Appendix 21. All such Duties and Taxes are included in the Contract Price. In the event that the Contractor is obligated to pay PST in respect of any Work which is not identified in Appendix 21, the Contractor shall be entitled to an increase in the Contract Price equal to the amount of such PST that is paid or payable.

26.2 Value Added Taxes.

Value Added Taxes are not included in the Contract Price, and will be paid by the Owner and by the Contractor in accordance with applicable law and the Contract Documents. The Contractor shall set out separately on each application for payment the amount payable in respect of Value Added Taxes.

26.3 Rebates and Remissions.

The Contractor shall cooperate fully with the Owner, and shall give the Owner all documents and information in the possession of, or available to, the Contractor as the Owner may reasonably

request, for the purpose of enabling the Owner to apply for and obtain any rebate, remission or exemption relative to Duties and Taxes or Value Added Taxes.

26.4 Maintenance of Records.

The Contractor shall maintain at its offices in Saskatchewan for a period of three years after Substantial Completion accurate and complete books, records and accounts of all transactions relating to the payment of Duties and Taxes and Value Added Taxes, including rebates, remissions and exemptions. If requested by the Owner, the Contractor will make such books, records and accounts available in Saskatoon, Saskatchewan and the Owner, or its authorized representatives, at all times during normal business hours, may examine and make copies of, or extracts from, those books, records and accounts for the purpose of exercising the Owner's rights under the Contract or applicable law in relation to Duties and Taxes and Value Added Taxes.

26.5 Tax Changes.

If, after the date of this Contract, there is a change in Laws pertaining to Duties and Taxes, including but not limited to the enactment of any new Duties and Taxes, or the repeal of any existing Duties and Taxes, not announced publicly before the date of the Contract, then the Contract Price will be increased or decreased pursuant to a Scope Change Order made in accordance with GC18 by an amount equal to the increase or decrease, as the case may be, in the Cost of the Work resulting from that change, including but not limited to additional costs incurred by the Contractor for compliance with those Laws that would otherwise constitute a Cost of the Work.

27. PERMITS AND COMPLIANCE WITH LAWS

27.1 Permits.

The Contractor and the Owner shall apply for and obtain, respectively, all necessary Permits required for the performance and completion of the Work and for the operation of the Project, in accordance with the allocation of responsibility for obtaining such Permits set out in Appendix 15. To the extent that any additional Permits for the performance and completion of the Work (but not for the operation of the Project) are required which are not identified in Appendix 15, the Contractor shall be responsible for obtaining such Permits. The parties acknowledge that the Contractor has paid, or will pay, as part of the Contract Price all building permit fees and is entitled to any rebate in respect thereof.

27.2 Compliance with Laws, Permits and Codes.

The Contractor shall give all notices required under, and shall comply with, and ensure that the design and construction of the Work complies with, all applicable Laws, Permits and Codes. In the event that a Permit required to be obtained by the Owner is obtained after the date of this Contract, the Contractor shall be entitled to a Scope Charge Order if the requirements of such Permit increase the Scope of Work or the obligations of the Contractor beyond what reasonably

ought to have been assumed upon the execution of this Contract. If the Contractor intends to carry on any activity, whether at the Site or elsewhere, that requires a variance or exemption in the application of any Laws, Permits or Codes, it is the responsibility of the Contractor, at the Contractor's cost and expense, to obtain that variance or exemption before undertaking that activity, and to comply with any terms and conditions thereof.

27.3 Laws or Code Changes.

If, after the date of this Contract, there is a change in applicable Laws or Codes, not announced publicly before the date of this Contract, and the change is at variance with the Contract Documents, the Contract Time and the Contract Schedule shall be amended and the Contract Price will be increased or decreased by an amount equal to the increase or decrease, as the case may be, in the Cost of the Work resulting from compliance by the Contractor with that change in applicable Laws or Codes. Any change in Contract Time or the Contract Schedule or increase or decrease in the Contract Price pursuant to the foregoing shall be made by a Scope Change Order in accordance with GC18.

27.4 Assistance.

The Owner and the Contractor shall cooperate with and give each other prompt and reasonable assistance in support of Permit applications and take such actions as are their responsibility in respect of such Permits in order for Permits to be obtained.

28. INDUSTRIAL AND INTELLECTUAL PROPERTY

28.1 Irrevocable License of Intellectual Property Rights.

All Intellectual Property Rights associated with the Work or embodied in the Project, including any Intellectual Property Rights with respect to data, information, expertise, trade secrets, know-how, procedures, processes and other proprietary information shall remain the sole property of the entities comprising the Contractor, the Contractor's Consultant, the Subcontractors or Subconsultants (each a "Disclosing Party") that disclosed such information, provided that such information (a) was not known to Owner or in Owner's possession prior to its receipt from the Disclosing Party, except as a result of a breach of an obligation of confidentiality owned to the Disclosing Party by the person disclosing it to Owner, (b) was not owned by the Disclosing Party at the time of disclosure, (c) is, or after the date of this Contract becomes, through no fault of Owner, publicly available or part of the public domain, whether by publication, issuance of a patent, expiry of an intellectual property right, or in any other manner whatsoever, or otherwise available to Owner without breach of any obligation to the Disclosing Party, or (d) is or was disclosed to Owner by someone other than the Disclosing Party who is or was, at the time of such disclosure, under no obligation to the Disclosing Party to not disclose it.

Except with respect to the Delta-T License Agreement, which is dealt with separately herein, all such information, and all Intellectual Property Rights therein, shall be licensed to the Owner on a non-exclusive, fully paid-up, irrevocable and royalty-free basis in perpetuity, for use by the

Owner in the construction, building and ongoing operation of the completed Project and any repair, maintenance, optimization, further development, expansion or enhancement thereof. Except as hereinafter provided with respect to the Delta-T License Agreement, the Contractor shall cause the Contractor's Consultants and any and all applicable Subcontractors or Subconsultants to enter into such written license or other agreements as the Owner may reasonably require for the purposes of, and to give full force and effect to, the foregoing, provided that the Owner agrees not to disclose any Contractor Confidential Information, except as permitted by the applicable license agreement. The Delta-T Technology (as defined in the Delta-T Agreement), including any and all Intellectual Property Rights therein, provided by Delta-T Corporation shall be licensed to the Owner by Delta-T Corporation under the terms of a license agreement substantially in the form attached hereto as Appendix 20, or as same may be modified or amended by agreement between the Owner and Delta-T Corporation (the "Delta-T License Agreement"). The Owner shall execute the Delta-T License Agreement, and the Contractor shall cause Delta-T Corporation to execute the same, simultaneously with execution of this Contract.

Any copyright for the design and drawings prepared by or on behalf of the Contractor belongs to the Contractor's Consultant or other consultants who prepared them, subject to any written agreement to the contrary. Copyright in plans, sketches, drawings, graphic representations, and specifications, including computer generated designs, when prepared by the Contractor's Consultant, Subconsultants or other consultants shall remain their property whether the construction for which they are made is executed or not. Submissions or distribution of the Contractor's Consultant's, Subconsultant's or other consultants' plans, sketches, drawings, graphic representations, and specifications to meet official regulatory requirements or for other purposes in connection with the Work is not to be construed as publication in derogation of their reserved rights. Except for reference purposes, the plans, sketches, drawings, graphic representations, and specifications shall not be used for additions or alterations to the Work or on any other project, provided that in all cases Owner is and shall be granted, irrevocably and in perpetuity, on a fully paid and royalty free basis, all necessary licenses, permissions and waivers to permit Owner to copy and use the foregoing in plans, sketches, drawings, graphic representations, and specifications, including computer generated designs, in the construction, building and ongoing operation of the completed Project and any repair, maintenance, optimization, further development, expansion or enhancement thereof.

The parties acknowledge that the Contract Price includes a fee of $2,900,000 (the "Technology Fee") and all taxes payable by the Owner for the use in perpetuity of the technology provided by Delta-T Corporation on a non-exclusive, paid up royalty-free basis, which Technology Fee shall be payable upon achievement of Operational Completion and in accordance with GC 19.4.

28.2 Patent Fees.

The Contractor shall pay any and all royalties, patent license fees and any other payments with respect to Intellectual Property Rights required for the performance of the Contract, except for those subject to the Delta-T License Agreement. The Contractor shall hold the Owner harmless from and against claims, demands, losses, costs, damages, actions, suits or proceedings arising out of the Contractor's performance of the Contract which are attributable to an infringement or

misappropriation of any Intellectual Property Rights by the Contractor or anyone for whose acts the Contractor may be liable. The Owner shall hold the Contractor harmless from and against claims, demands, losses, costs, damages, actions, suits or proceedings arising out of the Contractor's performance of the Contract which are attributable to an infringement or misappropriation of an Intellectual Property Right in executing anything for the purpose of the Contract, the model, plan or design of which was supplied to the Contractor by the Owner as part of the Contract Documents.

29. INTENTIONALLY DELETED

30. WARRANTY AND PERFORMANCE GUARANTEE

30.1 Warranty Against Defects and Deficiencies.

The Contractor warrants that the Work, and each part thereof, complies, or will comply, with the requirements of the Contract Documents, applicable Laws, Permits and Codes, and will be and remain free from defects and deficiencies in workmanship and materials appearing within a period expiring 12 months after Substantial Completion. The Contractor shall repair or replace, at the expense of the Contractor, any Work failing to meet the foregoing warranty, including all costs of investigation, design, engineering, removal, repair, replacement, installation, freight, taxes and duties, and restoration of any other property damaged in the course of performing corrective work hereunder. Repair or replacement must be carried out promptly after notice from the Owner, and at a time and in a manner determined in consultation with the Owner that avoids or minimizes disruption to the operations of the Owner. Work repaired or replaced under this warranty during the initial warranty period is further warranted by the Contractor against defects or deficiencies in design, engineering, workmanship and materials appearing within a period expiring 12 months after the date of completion of satisfactory repair or replacement of the applicable Work or 36 months after Substantial Completion, whichever occurs first. The obligations of the Contractor under this warranty are subject to the Owner giving the Contractor notice of any defect or deficiency promptly after the Owner is aware of the defects or deficiency and within the warranty period or periods specified in this GC30.1 in the Contract Documents. The Contractor does not warrant against the effects of corrosion, erosion or wear and tear of any Product or failure of any Product due to faulty operations and maintenance or conditions of operation more severe than those specified for the Product. The warranties and guarantees expressly specified in the Contract Documents are the only warranties and guarantees of the Contractor applicable to the Work and no other warranties or guarantees, statutory or otherwise, are or will be implied. If this Contract is terminated by the Contractor pursuant to GC 17.3 then, subject to the rights of any Lender pursuant to GC 17.5, the Contractor's warranty in this GC 30.1 shall cease, but the Contractor shall nevertheless assign to the Owner the benefit of all warranties and similar obligations given to the Contractor by any Subconsultant, Subcontractor or Supplier under the terms of any Subcontract for Work performed or materials or equipment supplied prior to such termination of the Contract, including any manufacturer's warranties on any such materials and equipment.

In the furnishing of engineering and design services, the Contractor (through it's Subconsultants and design Subcontractors) shall exercise the same degree of care, skill, and diligence in the performance of the services as is ordinarily possessed and exercised by a professional engineer under similar circumstances. Subject to the guarantee contained in GC30.3, the foregoing shall be the Contractor's sole and exclusive guarantee and warranty with respect to any and all design and/or engineering services provided under this Contract. Subject to the guarantee contained in GC30.3, no other language contained within this Contract shall be read or construed to amend, modify, enhance, expand or otherwise change the foregoing limited warranty and guarantee regarding engineering and design services provided under this Contract. The Contractor shall repair or correct, at the expense of the Contractor, any defects or deficiencies in such design or engineering services provided, however that: (a) such defect or deficiency has manifested itself within a period expiring 12 months after Substantial Completion; and (b) the Owner shall have given notice in writing to the Contractor of such defect or deficiency within ninety (90) days of the Owner's actual knowledge thereof.

30.2 Subcontract Warranties.

The Contractor shall, after the expiry of the warranty in GC30.1, assign to the Owner at its request the benefit of all warranties and similar obligations given to the Contractor by any Subconsultant, Subcontractor or Supplier under the terms of each Subcontract. Warranties or similar obligations contained in any Subcontract, do not relieve the Contractor of its obligations under GC30.1, or otherwise under the Contract.

30.3 Performance Guarantees.

Without limiting in any way the Contractor's other obligations under the Contract, the Contractor recognizes, acknowledges and agrees that it is of prime importance to the Owner that the Project is capable of achieving and sustaining the Performance Guarantees, and the Contractor hereby represents, warrants and guarantees to the Owner that the Project shall be designed and constructed by the Contractor so as to meet or exceed the Performance Guarantees. Contractor's sole liability and Owner's sole remedy for the Project's failure to meet the Performance Guarantees, shall be the Performance Guarantee Payments specified in GC30.5 below.

30.4 Performance Test.

Immediately following Substantial Completion, the Owner shall carry out the Performance Test with assistance from Contractor to determine the ability of the Project to achieve and sustain the Performance Guarantees in accordance with the Performance Test Protocols described in Appendix 11 of the Contract.

30.5 Performance Guarantee Payments.

If the Project fails to achieve the Performance Guarantees, as determined by the tests and evaluations conducted in accordance with the Performance Test Protocol, then the provisions of Appendix 11 of the Contract shall be applicable, and if for any reason the Contractor does not at its sole cost, correct any defect or deficiency in the Work and cause the Project to achieve the

Performance Guarantees within the time permitted in Appendix 11, the Contractor shall pay to the Owner at the time specified in such Appendix, as liquidated damages and not as a penalty, the amounts calculated in accordance with Section 3 of Appendix 11 in respect of each of the Performance Guarantees categories set out in that Appendix (the "Performance Guarantee Payments"). Contractor's total collective liability to Owner for the Performance Guarantee Payments is limited to $2,900,000. The liquidated damages as stipulated herein shall be Owner's sole and only remedy for the failure of the Project to achieve the Performance Guarantees, including but not limited to lost revenues, lost income, additional management costs, increased operating costs, extended or increased overhead costs, and all other performance related costs.

Notwithstanding any other term of this Contract, the Owner may deduct Performance Guarantee Payments owed by the Contractor from any amount otherwise due from the Owner to the Contractor.

The parties acknowledge, recognize and agree on the following:

(a) that because of the unique nature of the Project and the unavailability of a substitute facility, it is difficult to determine with precision the amount of damages that would or might be incurred by the Owner as a result of the failure of the Project to achieve and sustain the Performance Guarantees; and

(b) that any sums payable under this GC30.5 are in the nature of liquidated damages and not a penalty, and are fair and reasonable and represent a reasonable estimate of fair compensation for the losses that might reasonably be anticipated from such failure and shall, without duplication, be the sole and exclusive measure of damages with respect to the failure of the Project to achieve and sustain the Performance Guarantees, but shall not in any way limit any claim which the Owner or any other person may have with respect to any other default or failure by the Contractor to fulfil its obligations under the Contract.

31. INSPECTION, TESTING AND REJECTION OF WORK AND PRODUCTS

31.1 Inspection and Testing of Products.

The Contractor shall conduct all shop testing required by the Contract or by applicable Laws, Permits or Codes, or reasonably required to demonstrate that Products comply with the requirements of the Contract. The Contractor shall give the Owner's Consultant not less than 7 Days' prior notice of shop tests. The Owner, the Owner's Consultant and any other person designated by the Owner are entitled to attend and witness all shop tests. Copies of all test results must be delivered in writing promptly to the Owner's Consultant. The Owner, the Owner's Consultant and any other person designated by the Owner are entitled to inspect Products during the course of manufacture, immediately prior to shipment and upon delivery to the Site, or at any time thereafter. The Contractor shall arrange access for the Owner, the

Owner's Consultant and any other person designated by the Owner to any premises required to enable rights of inspection to be exercised under this GC31.1.

31.2 Rejected Products.

The Owner's Consultant, by notice to the Contractor, may, subject to GC40, reject any Products not conforming to the requirements of the Contract. Subject to GC40, rejected Products that have been delivered to the Site must be removed promptly by the Contractor from the Site, unless the Owner's Consultant has approved on-site repair or modification.

31.3 Site Inspections.

The Contractor shall give the Owner, the Owner's Consultant and any other person designated by the Owner access to the Work at the Site at all times for the purpose of enabling them to inspect and test Work in progress at the Site.

31.4 Notice of Inspection.

If any part of the work at the Site is designated for special tests, inspections or approvals under the Contract, or applicable Laws, Permits or Codes, the Contractor shall give the Owner's Consultant not less than 3 Days prior notice of the date and time scheduled for testing, inspection or approval. The Contractor shall arrange for testing, inspection or approval by all authorities having jurisdiction over the Work. If the Contractor covers or permits to be covered any part of the Work at the Site that has been designated for special tests, inspections or approvals before they are made or given, the Contractor, at the Owner's direction, shall uncover that Work, have the inspections or tests completed satisfactorily and the approvals given and make good that Work, all at the expense of the Contractor.

31.5 Discretionary Inspection and Testing.

The Owner's Consultant may order any part or parts of Work at the Site to be specially inspected or tested if the Owner's Consultant believes that the Work is not in accordance with the requirements of the Contract. If, upon inspection or testing, that Work is found not to be in accordance with the requirements of the Contract, the Contractor shall correct that Work and the costs of inspection, testing and correction and of any subsequent inspection and testing to verify the adequacy of the corrected Work will be borne by the Contractor. If that Work is found to be in accordance with the requirements of the Contract, the Owner shall pay the cost of inspection and testing and GC13.1 applies.

31.6 Certificates and Reports.

The Contractor shall deliver promptly to the Owner's Consultant copies of all certificates and inspection reports issued by any authority having jurisdiction in relation to the Work at the Site.

31.7 Rejected Work.

The Owner's Consultant may, subject to GC40, reject Work at the Site that is defective or deficient or that fails to conform to the requirements of the Contract. Subject to GC40, rejected Work at the site must be removed promptly from the Site by the Contractor and replaced or re-executed promptly by the Contractor in accordance with the Contract, all at the expense of the Contractor. Other contractor's work destroyed or damaged by removals or replacements under this GC31.7 must be made good promptly at the expense of the Contractor. If, in the opinion of the Owner's Consultant, it is not expedient to replace or re-execute Work at the site that is rejected by the Owner's Consultant under this GC31.7, the Owner may deduct and retain from any amount then or thereafter due to the Contractor under the Contract, or recover from the Contractor an amount equal to the difference in value between the Work as performed and that called for by the requirements of the Contract, as determined by agreement between the Contractor and the Owner, and failing agreement as determined pursuant to GC40.

31.8 Access for Authorized Personnel.

The Contractor shall extend to any person or persons authorized by the Owner or the Owner's Consultant, including without limitation the Lenders and consultants retained by the Lenders, the same rights of access and inspection as those to which the Owner and the Owner's Consultant are entitled under the Contract Documents.

32. PROTECTION OF PERSONS AND PROPERTY

32.1 Site Safety.

The Contractor shall comply, and shall require each person for whose safety it is responsible to comply, with all applicable construction safety laws and regulations and with the requirements of the Contract Documents.

32.2 Protection of Property.

The Contractor shall protect the Work, and the Owner's property and other property on or adjacent to the Site, from loss or damage that may be caused as a result of the operations of the Contractor and anyone for whom the Contractor is responsible. If the Work, or other property, is lost or damaged, the Contractor shall make good that loss or damage at the Owner's request. If the loss or damage is caused by any act or omission of the Contractor, or of anyone for whom the Contractor is responsible, unless the loss or damage is covered or should have been covered by insurance required to be maintained by the Owner under this Contract, the cost thereof will be borne by the Contractor. In all other cases, the Contract Price will be increased by an amount equal to the additional Cost of the Work attributable directly to making good that loss or damage.

33. ACCESS TO AND USE OF THE SITE

33.1 Access.

The Contractor shall access and use the Site only for the performance of its obligations under the Contract and for no other purpose whatsoever. The Owner shall provide to the Contractor unrestricted access to the Site during the performance of the Work, and full control over the Site prior to Substantial Completion. The Contractor shall comply with all reasonable rules and regulations made from time to time by the Owner of which the Contractor is given notice relative to means and routes of access to the Site. If the Contractor is not able to obtain reasonable access to the site or otherwise perform Work as a result of the withholding of necessary and unconditional consents or approvals by third parties or the failure of third parties to perform obligations thereunder then, the withholding of such consents or approvals, or the imposition of conditions to the granting of such consents and approvals, will be a delay under GC13.1. The Owner and the Contractor will cooperate fully with each other to obtain all such consents and approvals as may be required.

33.2 Use of Site.

The Contractor shall confine Temporary Facilities, Construction Equipment, the storage of Products and its operations at the Site to the limits prescribed by applicable Laws, Permits or the Contract Documents, and shall not encumber unreasonably the Site. The Contractor shall not load, or permit to be loaded, any part of the Work with a weight or force that will endanger the safety of the Work.

34. TEMPORARY FACILITIES

34.1 Responsibility.

The Contractor is responsible for the design, erection, operation, maintenance and removal of all Temporary Facilities and the design and execution of construction methods required in their use.

34.2 Design.

The Contractor shall engage registered professional engineering personnel skilled in the appropriate discipline to perform the Contractor's obligations under this GC34 where required by applicable Laws, Permits, Codes, the Contract Documents, or by good and safe construction practices, and in all cases where Temporary Facilities and their method of construction and use are of such a nature that professional engineering is required to produce safe and satisfactory results.

35. CLEAN-UP AND FINAL CLEANING OF THE WORK

35.1 During Performance.

The Contractor, during performance of the Work at the Site, shall maintain the Site in a clean and tidy condition, free from the accumulation of waste and debris. The Contractor shall clean up and remove all waste and debris and place the same in refuse boxes furnished by the Contractor at appropriate locations on the Site.

35.2 On Completion.

On or before Substantial Completion, the Contractor shall remove all surplus Products, Construction Equipment, Temporary Facilities, and all waste and debris from the Site, except only for Products, Construction Equipment and Temporary Facilities, if any, required to complete any remaining Work. Upon Total Completion, the Contractor shall remove all surplus Products, Construction Equipment, Temporary Facilities, and all waste and debris, which are a result of Contractor's Work from the Site.

35.3 Work by Owner.

If the Contractor fails to perform its obligations under this GC35, the Owner, after notice to the Contractor, may perform those obligations, and all reasonable costs incurred by the Owner in connection therewith will be borne by the Contractor, will be due five Days after demand, and may be deducted and withheld by the Owner from any payment then or thereafter due to the Contractor under the Contract.

36. ENVIRONMENTAL COMPLIANCE

Environmental protection and compliance with all environmental Laws must be maintained at all times. The Contractor shall, without limiting the foregoing, comply with the following conditions as part of the Work:

(a) the Contractor shall comply with regulations, standards and practices set, and all Permits issued, by the Ministry of Environment and Energy of Saskatchewan and the Municipality which apply to the Work;

(b) the Contractor shall not intentionally introduce wastes into any aspect of the environment;

(c) waste generated by the Contractor's Work, including, without limitation, used oils and greases, shall be disposed of in compliance with applicable laws. Unregulated waste shall be disposed at approved landfills;

(d) mercury, asbestos and PCB's shall not be used in the Project;

(e) the Contractor shall prepare and submit for approval a contingency plan for the control and cleanup of a spill. The Contractor shall notify immediately the Owner and the Owner's Consultant of a spill;

(f) the Contractor shall ensure that the Workplace Hazardous Materials Information System is operational;

(g) the Contractor shall develop sound waste and energy management practices. The Contractor must have a waste management program in place for the disposal of the Contractor's general waste and garbage. The unregulated general waste shall be disposed in an approved method. No garbage shall be dumped on the Site; and

(h) All on and off-site handling, transportation and disposal of any hazardous waste, hazardous substances, asbestos or other regulated contaminants other than those brought onto the Site by Contractor, shall be entirely the responsibility of persons/entities other than Contractor. Further, Owner shall indemnify and hold harmless Contractor from any cost, loss or expense of any kind which is due to hazardous materials encountered on the Site other than those brought onto the Site by Contractor.

37. PUBLICITY

37.1 Disclosure.

The Contractor shall not make any public releases or announcements or issue advertising pertaining to the Work or the Contract without the prior approval of the Owner.

37.2 Signs.

The Contractor shall not place, or permit any Subconsultant, Subcontractor or Supplier to place, any sign or other advertising material at or near the Site, without the prior approval of the Owner.

38. PERSONNEL

38.1 Assignment.

The Contractor shall assign, or cause to be assigned, to the performance of the Contract those key personnel, if any, specified in Appendix 9.

38.2 Change.

The Contractor shall not change any of those key personnel without the prior consent of the Owner, except in the case of death, disability or termination of employment. Transfers of personnel among affiliates does not constitute "termination of employment". If any key personnel are changed as permitted under this GC38.2, they shall be replaced by persons with equivalent or better qualifications and experience, who are approved by the Owner, such approval not to be unreasonably withheld.

38.3 Superintendence.

The Contractor shall assign to the Work at the Site a qualified and experienced superintendent and necessary assistants who shall be in attendance at the Site at all times when the Work is being performed.

38.4 Workmen.

The Contractor, and each Subcontractor performing Work at the Site, shall employ qualified and skilled workmen who are specialists in the trade that the Work requires. The Contractor shall maintain good order and discipline among all workmen at the Site employed by the Contractor and all Subcontractors. The Contractor shall not bring, or permit to be brought, anywhere on or near the Site any spirits or intoxicating liquors, or drugs, the possession, use or distribution of which is prohibited or regulated by law, or any material that is not in the best interests of the fulfilment of this Contract. If any employee of the Contractor or a Subcontractor is intemperate, disorderly, incompetent, negligent or dishonest in the performance of his duties or otherwise creates a hazard to persons or property or impedes proper performance and completion of the Work, he shall be removed by the Contractor forthwith from the Site and shall not be permitted to return to the Site. Any indemnity or compensation that the Contractor or any Subcontractor is obliged to pay to a discharged workman or employee shall be borne by the Contractor or the Subcontractor, as the case may be.

38.5 Overtime.

The Contractor shall give the Owner prior reasonable notice of any Work to be performed on Saturdays, Sundays or public holidays or of overtime or shift Work outside normal working hours so that the Owner can schedule its personnel to carry out their duties at the Site.

39. LABOUR RELATIONS

39.1 Project Labour Disputes.

In the event of a Project Labour Dispute, whether apprehended, pending or in progress, the Contractor shall provide the Owner, forthwith after the earlier of the commencement of such Project Labour Dispute or the Contractor's knowledge of the potential for such Project Labour

Dispute, a full report on such Project Labour Dispute, the Other Contractors, Subcontractors, Suppliers, employees, Trade Union then or potentially affected or involved in the Project Labour Dispute, the anticipated or known delay or disruption resulting from the Project Labour Dispute, the known or probable effect on the Contract Time and the Contract Schedule, the options available to the Contractor to end the Project Labour Dispute, and the steps taken or contemplated by the Contractor to end the Project Labour Dispute. Further reports will be provided by the Contractor forthwith upon the request of the Owner.

40. DISPUTE RESOLUTION

40.1 Negotiations

In the event of any dispute arising between the Contractor and the Owner under or in any way relating to the Contract, including a dispute with respect to the giving or withholding of an approval, the rejection of the Work or any part thereof, the obligations of the Contractor or the Owner hereunder or the occurrence of a default hereunder, such dispute shall be referred, in the first instance, by notice (a "Dispute Notice") from either party to the other requiring the dispute to be resolved. If the dispute is not resolved to the mutual satisfaction of the parties within 15 Days (or such longer period as the parties may agree) following such notice, either party may by notice to the other, require that the dispute be resolved by mediation as set forth below.

40.2 Mediation.

The mediation shall be held within 30 Days following the end of the 15 Day period set forth in GC40.1. Within 7 Days following the end of such 15 Day negotiation period, the parties shall jointly select and appoint a skilled and experienced commercial mediator to assist the parties to reach an agreement through mediation. The mediation shall be conducted under such mediation rules as the mediator recommends and the cost of mediation shall be shared equally by the parties to the mediation. Any settlement reached by mediation shall be resolved in writing, shall be signed by the parties and shall be final and binding on them. If the parties fail to agree on a mediator within 7 Days or the dispute is not resolved to the mutual satisfaction of the parties within 30 Days following the date of receipt of the notice of mediation, either party may by notice to the other require the dispute to be resolved by arbitration as set out below.

40.3 Initiation of Arbitration Proceedings.

If the procedures described above do not result in the resolution of the dispute, arbitration proceedings shall be commenced by the party desiring arbitration (the "Initiating Party") giving notice (the "Initiation Notice") to the other party (the "Responding Party"). The Initiation Notice must state the nature of the dispute, the amount involved, if any, and the remedy sought and request an arbitration. Within 15 Days following the receipt of the Initiation Notice by the Responding Party, the Initiating Party and the Responding Party shall designate one arbitrator (the "Single Arbitrator") acceptable to both of them. If the parties fail to appoint a Single Arbitrator within such period of time, the Initiating Party shall, by notice to the Responding Party, appoint an Arbitrator. The Responding Party shall, within 15 Days following receipt of

such notice, appoint an arbitrator by notice to the Initiating Party, and the two arbitrators so appointed shall select a third arbitrator acceptable to both arbitrators. If the Responding Party fails to appoint an arbitrator within such period of time (or such additional period of time as the parties may agree) the Initiating Party may appoint an arbitrator on behalf of the Responding Party and is hereby appointed the agent of the Responding Party for such purpose. If the two arbitrators so appointed are unable to agree upon the third arbitrator within 15 Days following the appointment of the arbitrator by the Responding Party, either party shall be entitled to make application under the *Arbitration Act*, 1991 (Saskatchewan) to a judge of the Saskatchewan Superior Court of Justice to appoint the third arbitrator, and the provisions of the *Arbitration Act*, 1991 (Saskatchewan) shall govern such appointment.

40.4 Qualified to Act.

The Single Arbitrator or panel of arbitrators (the "Arbitrator") selected to act hereunder shall be qualified by profession or occupation to decide the matter in dispute.

40.5 Submission of Written Statements.

(a) Within 15 Days of the appointment of the arbitrator, or as the arbitrator may direct, the Initiating Party shall send the Responding Party and the Arbitrator a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims ("Statement of Claim").

(b) Within 15 Days of the receipt of the Statement of Claim, the Responding Party shall send the Initiating Party and the Arbitrator a statement of defence and, if applicable, a counterclaim (collectively, "Statement of Defence") stating in sufficient detail which of the facts and contentions of law in the Statement of Claim it admits or denies, on what grounds, and on what other facts and contentions of law it relies.

(c) Within 10 Days of receipt of the Statement of Defence, the Initiating Party may send to the Responding Party and the Arbitrator a statement of reply and if applicable a defence to counterclaim (the "Statement of Reply").

(d) Within 10 Days following receipt of the Statement of Reply, the Responding Party may send to the Initiating Party a statement of reply to counterclaim (the "Statement of Reply to Counterclaim").

(e) Every Statement of Claim, Statement of Defence, Statement of Reply and Statement of Reply to Counterclaim shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents and other materials on which the party concerned relies.

(f) After submission of all the Statement of Claim, the Statement of Defence, the Statement of Reply and the Statement of Reply to Counterclaim, if any, the Arbitrator shall forthwith meet with and give directions to the parties for the further conduct of the arbitration.

(g) There shall be no oral discovery unless ordered by the Arbitrator.

40.6 Meetings and Hearings.

(a) Meetings and hearings of the Arbitrator shall take place in the City of Regina or in such other place as the Initiating Party and the Responding Party shall agree upon in writing and such meetings and hearings shall be conducted in the English language unless otherwise agreed by such parties and the Arbitrator. Subject to the foregoing, the Arbitrator may at any time fix the date, time and place of meetings and hearings in the arbitration, and will give all the parties adequate notice of these. Subject to any adjournments which the arbitrator allows, the final hearing will be continued on successive Business Days until it is concluded.

(b) All meetings and hearings will be in private unless the parties otherwise agree.

(c) Any party may be represented at any meetings or hearings by legal counsel.

(d) Each party may examine and re-examine its witnesses and cross-examine those of the other parties at the arbitration.

40.7 The Decision.

(a) Subject to the provisions of the *Arbitration Act*, 1991 (Saskatchewan), the Arbitrator will send the decision to the parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 35 Days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each party because of illness or other cause beyond the Arbitrator's control and, unless the parties otherwise agree the Arbitrator, will set out reasons for decision in the decision.

(b) Subject to the provisions of the *Arbitration Act*, 1991 (Saskatchewan), and with the exception of monetary claims in excess of one million dollars ($1,000,000.00) or errors in law, the decision of the Arbitrator shall be final and binding on the parties and shall not be subject to any appeal or review procedure, provided that the Arbitrator has followed the rules and procedures provided herein in good faith and has proceeded in accordance with the principles of natural justice.

(c) If the decision results in an award in excess of one million dollars ($1,000,000.00), the decision of the Arbitrator may be appealed on a question of fact or a question of mixed fact and law pursuant to the provisions of the *Arbitration Act*, 1991 (Saskatchewan).

(d) If the decision is alleged to have been based upon an error in law, a party may appeal the decision in that regard pursuant to the provisions of the *Arbitration Act*, 1991 (Saskatchewan).

40.8 Jurisdiction and Powers of the Arbitrator.

(a) By submitting to arbitration under these provisions, the parties shall be taken to have conferred on the Arbitrator the jurisdiction referred to in GC40.8(b) and powers, to be exercised at the discretion of the Arbitrator subject only to the provisions hereof and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration;

(b) Without limiting the jurisdiction of the Arbitrator at law, the parties agree that the Arbitrator shall have jurisdiction to:

(i) determine any question of law arising in the arbitration;

(ii) determine any question as to the Arbitrator's jurisdiction;

(iii) determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv) determine and award costs arising in the arbitration;

(v) order any party to furnish further details of that party's case, in fact or in law to the other parties;

(vi) proceed in the arbitration notwithstanding the failure or refusal of any party to comply with these provisions or with the Arbitrator's order or directions, or to attend any meeting or hearing, but only after giving that party written notice that the Arbitrator intends to do so;

(vii) receive and take into account such written or oral evidence tendered by the parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(viii) make one or more interim awards;

(ix) hold meetings and hearings, and make a decision (including a final decision) in Saskatchewan or elsewhere with the concurrence of the parties hereto;

(x) order the parties to produce to the Arbitrator and to each other for inspection and supply copies of any books and records, documents, materials and other information in their possession or control which the Arbitrator determines to be relevant;

(xi) order the preservation or storage of any property or thing relevant to the subject matter of the arbitration under the control of any of the parties; and

(xii) include as part of any award the payment of interest at the rate set out in the Contract from an appropriate date as determined by the Arbitrator.

(c) The jurisdiction and powers referred to in GC40.8(b) shall be at the discretion of the Arbitrator, subject to only Laws and the provisions of the Contract.

40.9 Arbitration Act, 1991 (Saskatchewan).

The rules and procedures of the *Arbitration Act*, 1991 (Saskatchewan) shall apply to any arbitration conducted hereunder except to the extent that its provisions are modified by the express provisions of this Article or by agreement of the parties.

40.10 Provisional Remedies.

No party shall be precluded from initiating a proceeding in a court of competent jurisdiction for the purpose of obtaining any emergency or provisional remedy to protect its rights which may be necessary and which is not otherwise available under the Contract, including temporary and preliminary injunctive relief and restraining orders.

40.11 Continuing Performance.

(a) At all times, notwithstanding the existence of any dispute, the Owner and the Contractor shall continue to perform their respective obligations in accordance with the provisions of the Contract without prejudice to the right to contest, dispute and challenge the relevant matter in accordance with the provisions of the Contract.

(b) Subject to the express provisions of the Contract, where there is any dispute as to the amount of monies owing by any party to any other party hereunder, the portion of the amount owing that is not contested, disputed or challenged, if any, shall be paid when due hereunder but without prejudice to the rights of the parties to contest, dispute or challenge the disposition of the remaining portion of the monies claimed hereunder.

40.12 Claims on Termination.

Notwithstanding anything contained in the Contract, the dispute resolution procedures set forth in this GC40 shall no longer apply to disputes between the parties after the termination or completion of the Contract which have not been resolved on a final and binding basis pursuant to the Contract prior to such termination, save and except for claims relating to warranty work which shall be resolved pursuant to this GC40, and save as aforesaid, each of the parties shall be entitled after the termination or completion of the Contract to commence legal proceedings seeking any recourse available to it or them at law or in equity.

40.13 Costs of Arbitration.

Pending determination by the Arbitrator, the parties shall share equally and be responsible for their respective shares of all costs relating to the arbitration.

40.14 Lien Rights

Nothing in GC40 shall be construed in any way to limit a party from asserting any statutory right to a lien under applicable lien legislation and the assertion of such right by initiating judicial proceedings is not to be construed as a waiver of any right that party may have to proceed by way of arbitration to adjudicate the merits of the claim upon which a lien is based.

41. MISCELLANEOUS CONDITIONS

41.1 Indemnification.

41.1.1 The Contractor shall indemnify and hold harmless the Owner, the Owner's Consultant and their respective agents and employees, from and against all claims, demands, actions, causes of action, suits, and proceedings ("claims") by third parties that arise out of, attributable to, or occasioned by the Contractor's performance of the Work, provided such claims are:

(a) attributable to bodily injury, sickness, disease, or death, or to injury to or destruction of tangible property (excluding Owner's property);

(b) caused by the intentional wrongdoing or the negligent acts or omissions of the Contractor, the Contractor's Consultant, all Subconsultants, all Subcontractors, all Suppliers or anyone for whose acts the Contractor may be liable; and

(c) made in writing within such period as may be prescribed by any limitation statute of the province or territory of the Site.

41.1.2 The Owner shall indemnify and hold harmless the Contractor, the Contractor's Consultant, all other consultants, all Subcontractors, all Suppliers, their agents and employees from and against claims, demands, losses, costs, damages, actions, suits, or proceedings ("claims") by third parties arising out of the Contractor's performance of the Work, which are attributable to a lack of or defect in title or an alleged lack of or defect in title to the Site or a negligent act or omission or intentional wrongdoing of the Owner, its agents and employees or any other person in respect of whose acts the Owner may be liable, provided such claims are made in writing within such period as may be prescribed by any limitation statute of the province or territory of the Site.

41.2 Confidentiality and Restricted Use.

The Contractor shall treat the Owner's Confidential Information with reasonable discretion as to disclosure and shall use that information only for the performance of the Contract, or as may otherwise be approved in writing by the Owner. The Owner shall treat the Contractor's Confidential Information with reasonable discretion as to disclosure and shall use that information only for the performance of the Contract, or as may be approved in writing by Contractor.

41.3 Review, Inspection, Approvals and Payments.

No review, inspection, consent, approval, nomination or selection of any Subconsultant, Subcontractor, Supplier or key personnel, certificate or payment given or made by or on behalf of the Owner relieves the Contractor of its obligations under the Contract or constitutes acceptance of any Work that does not conform to the requirements of the Contract.

41.4 Claims.

The Contractor may not make or enforce any claim against the Owner, whether for adjustment of the Contract Price, Contract Time, or Contract Schedule, or otherwise under or in relation to the Contract, unless the Contractor gives the Owner notice of that claim, with reasonable particulars, within any time specified in the Contract Documents, or if no time is specified, then promptly after the Contractor is aware, or by the exercise of reasonable diligence should be aware, that the basis for the claim exists. Any claim submitted by the Contractor to the Owner must reference the General Condition, or other provision or provisions of the Contract Documents on which the claim is based.

41.5 Instructions.

The Contractor shall comply promptly with all Instructions given by the Owner from time to time. If the Contractor is of the opinion that an Instruction is at variance with the Contract Documents, or constitutes a request by the Owner for an Amendment or a Scope Change, the Contractor must give the Owner notice thereof before proceeding to comply therewith and in any event within 5 Days after the Contractor is aware that the Instruction is at variance with the Contract Documents, failing which the Contractor may not make or enforce any claim against the Owner, whether for adjustment of the Contract Price, the Contract Time, or the Contract Schedule, or otherwise under or in relation to the Contract in consequence of that Instruction. If the Contractor gives notice to the Owner as aforesaid, the Owner, acting promptly, either shall confirm or shall withdraw the Instruction by notice to the Contractor. If the Owner confirms the Instruction, the Contractor shall comply promptly therewith, but may avail itself of its rights under GC40.

41.6 Notices.

All notices, consents and approvals required or permitted by the Contract shall be in writing and shall be delivered, sent by telecopier or by registered mail (return receipt requested) to:

in the case of the Owner, at:

Address:
Terra Grain Fuels Inc.
Suite 1025, 808 – 4th Ave. SW
Calgary, AB T2P 3E8

Attention: Tim LaFrance, President
Fax Number: (403) 262-1952

in the case of the Contractor, at:

EllisDon Design Build Corporation
89 Queensway Avenue West
Mississauga, ON L5B 2V2

Attention: Robert Smith, Senior Vice President
Fax Number: (905) 803-6328

in the case of the Guarantor, at:

EllisDon Corp.
89 Queensway Avenue West
Mississauga, ON L5B 2V2

Attention: Geoff Smith, President

Fax Number: (905) 803-6328

or at such other address or fax number of which the addressee may from time to time have notified the addressor. A notice shall be deemed to have been sent and received on: (a) the day it is delivered or on the day on which transmission is confirmed by the senders' telecopier records, if telecopied or if such day is not a Business Day or if the notice is received after ordinary office hours (time of place of receipt), the notice shall be deemed to have been sent and received on the next Business Day; or (b) on the fourth (4th) Business Day after mailing if sent by registered mail.

41.7 Non-Waiver.

No approval, consent or waiver by a party to or of any breach by the other party in the performance or observance of any term or condition of the Contract is an approval, consent or waiver to or of any other breach or continuing breach. Failure by a party to complain of any breach by the other party in the performance or observance of any term or condition of the Contract, irrespective of how long the breach continues, is not a waiver of rights under the Contract. All approvals, consents and waivers must be in writing.

41.8 Assignment.

The Contractor may not assign all or any part of the Contract to any other person without the prior consent of the Owner, which the Owner may withhold in its sole discretion. This GC41.8 does not restrict the Contractor from assigning, or granting a security interest in amounts receivable by the Contractor pursuant to this Contract. The Contractor acknowledges that the Owner may assign or agree to assign, the right, title and interest of the Owner in and to this Contract, by way of security, to the Lenders and any other lenders, in relation to financing provided for this Project. The Contractor, at the request of the Owner, shall deliver to the Owner, and to the Lenders and any other lenders, such legal opinions concerning the Contractor and authorization, execution and delivery of the Contract, as counsel for the Lenders and any other lenders may reasonably require, and shall execute and deliver to the Owner or to the Lenders and any other lenders such further and other agreements, certificates and other documents, as the Lenders and any other lenders, or its or their counsel, may reasonably require in connection with financing provided for the Project, provided that Contractor shall have no obligation to execute documents of any kind unless the terms of any such documents are acceptable to Contractor, acting reasonably.

41.9 Law.

The Contract is governed by the laws of Saskatchewan. The United Nations Convention on Contracts for the International Sale of Goods (1980) does not apply to the Contract.

41.10 Attornment.

Each party attorneys irrevocably and unconditionally to the exclusive jurisdiction of the courts of Saskatchewan, and to courts to which appeals therefrom may be taken, in respect of all actions, causes of action, suits and proceedings arising out of or relating to the Contract.

41.11 Remedies.

Except as otherwise specifically provided in the Contract, the rights and remedies available to the parties and set out in the Contract are not exclusive, but cumulative, and do not preclude the exercise by either party of any other rights or remedies available to it at law or in equity.

42. LIABILITY LIMITATION

42.1 Waiver of Consequential Damages

Except for the rights of the Owner pursuant to GC30.5, all other Contract provisions notwithstanding, neither party shall be liable to the other for special, incidental or consequential damages arising out of or related, in whole or in part, to the Project, the Contract and/or any Work performed by Contractor under the Contract. Costs of the Work incurred by Contractor to complete the Work including profit and overhead on such costs shall not be considered consequential, incidental or special. This exclusion shall apply regardless of whether the liability arises in tort or contract, at law or equity.

DEBENTURE PURCHASE AGREEMENT

DATED AS OF THE

25TH DAY OF AUGUST, 2006

AMONG

TERRA GRAIN FUELS INC.

- AND -

INVESTMENT SASKATCHEWAN INC.

- AND -

PFM CAPITAL INC.

- AND -

THE OTHER PERSONS WHO ARE OR FROM TIME TO TIME HEREAFTER BECOME PURCHASERS HEREUNDER

TABLE OF CONTENTS

DEBENTURE PURCHASE AGREEMENT

THIS AGREEMENT DATED as of the 25th day of August, 2006 between **TERRA GRAIN FUELS INC.** as Corporation and **INVESTMENT SASKATCHEWAN INC., PFM CAPITAL INC., SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED), SASKWORKS VENTURE FUND INC. (SASKWORKS RESOURCES), PRAIRIE VENTURES FUND LIMITED PARTNERSHIP, by its general partner PMF FUND OPERATIONS INC. AND THOSE OTHER PERSONS WHO MAY FROM TIME TO TIME BECOME PURCHASERS HEREUNDER,** as Purchasers.

WHEREAS the Corporation has requested that Purchasers purchase, and the Purchasers have agreed to purchase, the Debentures hereinafter described;

THIS AGREEMENT WITNESSES THAT in consideration of the premises, the mutual covenants and agreements hereinafter set forth and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties covenant and agree as follows:

1. INTERPRETATION AND DEFINITIONS

1.1 Definitions

In this Agreement, unless there is something in the subject matter or the context necessarily inconsistent therewith, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in Schedule X attached hereto.

1.2 References

Any reference made in this Agreement to:

(a) "this Agreement" means this agreement, including the Schedules hereto, as it may from time to time be supplemented or amended and in effect;

(b) any reference to "Corporation" or "Purchaser" shall be construed so as to include its respective successors and permitted assigns;

(c) sections, Articles or Schedules are, unless otherwise indicated, to the sections and Articles of and Schedules to this Agreement, as the case may be. The provisions of each Schedule shall constitute provisions of this Agreement as though repeated at length herein;

(d) a "Person" shall be construed as a reference to any individual, firm, company, corporation, joint venture, joint-stock company, trust, unincorporated organization, government or state entity or any association or a partnership (whether or not having separate legal personality) or two or more of the foregoing;

(e) "this Agreement", "herein", "hereof", "hereby", "hereto", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, section or other provision hereof, and include any and every amendment restatement, replacement, variation, supplement or novation hereof;

(f) this Agreement, any Security or any other Debenture Purchase Document, including

without limitation, any agreement contained in a Schedule hereto, shall, unless otherwise indicated, be construed as a reference to such agreement as it may have been, or may from time to time be, amended, restated, replaced, varied, extended, renewed, supplemented or novated; and

(g) any legislation of any Governmental Body shall, unless otherwise indicated, be construed as a reference to such legislation as now enacted (including all regulations or directives issued or enacted pursuant thereto), all as the same may from time to time be amended, re-enacted or replaced.

1.3 Interpretation

In this Agreement:

(a) the singular includes the plural and vice-versa;

(b) "in writing" or "written" includes printing and typewriting, which may be communicated by facsimile;

(c) the word "including", when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto, but rather is to be construed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(d) any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding such statute or such regulation;

(e) any reference to a corporate entity includes and is also a reference to any corporate entity that is a successor to such entity;

(f) words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural and vice versa; and

(g) the inclusion of any reference to Permitted Liens is not intended to, and shall not subordinate, and shall not be interpreted as subordinating any Lien created by the Security to any Permitted Liens.

1.4 Headings

The division of this Agreement into Articles, sections, paragraphs and clauses and the insertion of headings for convenience only and are to be ignored in construing or interpreting this Agreement.

1.5 Accounting Terms

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP. All accounting terms specifically defined in this Agreement shall be interpreted in accordance

with GAAP to the extent that such interpretation is not inconsistent with such definition.

1.6 Canadian Dollars

In this Agreement words or figures expressed in dollars or the symbol "$" without any other indication mean Canadian Dollars.

1.7 Business Days

Where this Agreement requires a payment to be made or a thing to be done on a day and such day is not a Business Day, then this Agreement shall be deemed to provide that such payment shall be made or such thing shall be done on the next Business Day, unless such next Business Day would be in a different calendar month, in which case this Agreement shall be deemed to provide that such payment shall be made or such thing shall be done on the first preceding Business Day.

1.8 Debenture Purchase Documents

The Debenture Purchase Documents will be binding upon and will enure to the benefit of the parties thereto and their respective successors and permitted assigns.

1.9 No Waiver

No waiver by a party to any Debenture Purchase Document of any provision or of the breach of any provisions of any Debenture Purchase Document will be effective unless it is contained in a written instrument duly executed by such party. Such written waiver will affect only the matters specifically identified in the instrument granting the waiver and will not extend to any other matter, provision or breach.

1.10 Inconsistency

To the extent that there is any inconsistency or ambiguity between the provisions of this Agreement and any other Debenture Purchase Document, the provisions of this Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

1.11 Schedules

The following Schedules attached to this Agreement are hereby incorporated into and shall form part of this Agreement:

Schedule A	-	Form of Officer's Compliance Certificate
Schedule B	-	Purchasers' Commitments
Schedule C	-	Security
Schedule D	-	Form of Commissioning Certificate
Schedule E	-	Form of Completion Certificate
Schedule F	-	Form of Progress Certificate
Schedule G	-	Form of Purchase Request
Schedule H	-	Lands
Schedule I	-	Project Contracts
Schedule J	-	Corporation Information
Schedule K	-	Litigation and Labour Disclosure
Schedule L	-	Governmental Approvals

Schedule M	-	Acknowledgment Agreement
Schedule X	-	Definitions

2. PURCHASE AND SALE OF DEBENTURES

2.1 Authorization of Issue of Debentures

The Corporation will authorize the issue and sale of up to Cdn. $40,000,000 aggregate principal amount of its 10.5% Subordinated Debentures (the "Debentures"). The Debentures shall be substantially in the form set out in Exhibit 1, with such changes therefrom, if any, as may be approved by the Purchasers and the Corporation.

Subject to the terms and conditions of this Agreement, the Corporation will issue and sell to the Purchasers and the Purchasers severally agree to purchase from the Corporation, on the Purchase Dates provided for in Article 3, Debentures in the aggregate principal amount of up to their respective Purchaser's Purchase Commitment at the purchase price of 100% of the principal amount thereof.

2.2 Use of Proceeds

The proceeds realized by the Corporation in connection with the issue and sale of the Debentures shall be used to assist in financing the Budgeted Project Costs.

3. DEBENTURE PURCHASES

3.1 Particulars of and Restrictions on Purchases

No purchase and sale of Debentures will be permitted if the principal amount of all Debentures outstanding, after giving effect to the requested purchase exceeds $40,000,000;

3.2 Amounts of Purchases

Each purchase and sale of Debentures on any Purchase Date shall be in a minimum aggregate amount of $3,000,000 and there shall be no more than one Purchase Date in any calendar month without the consent of each of the Purchasers.

3.3 Purchase Requests

Before each requested Purchase Date, the Corporation shall deliver to each of the Purchasers by 12:00 noon (Regina time), not less than two Business Days prior to the proposed Purchase Date, a completed Purchase Request with respect to the requested Purchase. Any such Purchase Request shall be irrevocable and shall set out the requested Purchase Date, the aggregate amount of the Debentures to be issued and sold on such Purchase Date and the Rateable Portion of the Debentures to be purchased by each Purchaser on such Purchase Date. Each Purchaser shall deliver its Rateable Portion of the proceeds of any Purchase to the Purchasers' Counsel not later than 12:00 noon. (Regina time) on the Purchase Date. If the Purchasers' Counsel (on the advice of the Required Purchasers) determines that all conditions precedent to the requested Purchase have been met, it shall advance to the Corporation, by wire transfer of immediately available funds for the account of the Corporation as follows

SWIFT: CUCX CA TT REG
Saskatchewan Credit Unions

//CC0 889 42598
Conexus Credit Union, Sherwood Place Branch
1960 Albert Street, Regina, Saskatchewan

Account Number 010110813400
Account Name: Terra Grain Fuels Inc.

provided that if the conditions precedent to the Purchase are not so determined to have been met by such time, the Purchasers' Counsel shall return amounts to the Purchasers or invest them as otherwise instructed by each Purchaser until such time as the Purchase Request is fulfilled.

4. INTEREST, PAYMENTS, FEES

4.1 Repayment of Debentures

Subject to earlier maturity or demand in accordance with the terms of this Agreement:

(a) the Corporation shall repay all interest accruing on account of the Debentures on the 1st day of each calendar quarter (for greater certainty, the first day of January, April, July and October) commencing the first calendar quarter following the Initial Purchase Date;

(b) the Corporation shall, on the Principal Payment Commencement Date and on the first day of each of the following calendar quarters to and including first day of the calendar quarter immediately preceding the Maturity Date,' repay to each Purchaser an amount equal to $24.99 per $1000 original principal amount of Debentures held by such Purchaser; all such payments shall be applied to retire principal amount owing under Debentures in order of their issuance; and

(c) the Corporation shall, on the Maturity Date, repay to each Purchaser an amount equal to all remaining outstanding principal, interest and other amounts owing on account of the Debentures and the Debenture Purchase Documents.

4.2 Mandatory and Voluntary Prepayments

(a) No amount may be prepaid by the Corporation at any time before the 12 month anniversary date of the Initial Purchase Date. At any time after the 12 month anniversary date of the Initial Purchase Date, the Corporation may also, upon not less than 90 days' notice to the Purchasers specifying the amount and date of the prepayment, prepay all or any portion of the outstanding principal amount of the Debentures (provided that any such partial prepayment shall comply with the requirements for minimum amounts and multiples applicable to any purchase of Debentures), provided that in connection with any such prepayment, the Corporation also pays to the Purchasers an amount (the "Prepayment Premium") equal to:

(i) if such prepayment occurs at any time after the 12 month anniversary of the Initial Purchase Date but prior to the 36 month anniversary of the Initial Purchase Date, a prepayment coupon bonus on the amount so prepaid equal to 4.0% per annum calculated retroactively to the Purchase Dates on which the Debentures subject to prepayment were issued;

(ii) if such prepayment occurs at any time on or after the 36 month

anniversary of the Initial Purchase Date but prior to the 48 month anniversary of the Initial Purchase Date, a prepayment coupon bonus on the amount so prepaid equal to 3.0% per annum calculated retroactively to the Purchase Date on which the Debentures subject to prepayment were issued; and

(iii) if such prepayment occurs at any time on or after the 48 month anniversary of the Initial Purchase Date, six months' interest on the amount so prepaid (calculated at the per annum rate of 10.5%).

All such prepayments shall be applied to retire principal owing under Debentures in order of their issuance and to reduce scheduled payments under section 4.1(b) in inverse order of maturity.

(b) Notwithstanding section (a), if (i) the Corporation effects an initial public offering of its common shares on a national stock exchange in Canada, United States or United Kingdom; or (ii) the Corporation effects a sale of all or substantially all of its assets to a third party acting at arm's length (within the meaning of the *Income Tax* Act (Canada)) to the Corporation, then the Corporation shall be entitled to prepay the Debentures in whole but not in part out of the proceeds of such initial public offering or asset sale as the case may be, within 90 days of the effective date of such transaction, subject to payment of a lump sum amount equal to 1% of the principal amount of Debentures then outstanding. In the case of any prepayment made pursuant to this section (b), the Corporation shall provide not less than 30 days' prior written notice to the Purchasers of such prepayment.

(c) Notwithstanding section (a), if all or substantially all of the Corporation's shares are acquired by one Person that is not an affiliate of the Corporation on the Initial Closing Date or a group of persons none of whom are affiliates of the Corporation on the Initial Closing Date and that are acting jointly or in concert (within the meaning of *The Securities Act,* 1988 (Saskatchewan)), then the Corporation shall be entitled to prepay the Subordinated Debentures in whole but not in part within 90 days following the effective date of such acquisition, subject to payment of a lump sum amount equal to 1% of the principal amount of the Debentures then outstanding. In the case of any prepayment made pursuant to this section (c), the Corporation shall provide not less than 30 days' prior written notice to the Purchasers of such prepayment.

(d) Any notice of prepayment given pursuant to this section 4.2 shall be irrevocable and obligate the Corporation to make the specified prepayment on the specified date for prepayment.

(e) For greater certainty, nothing in this section 4.2 limits in any way the covenants and obligations of the Corporation provided for in Article 9 of this Agreement.

4.3 <u>Interest on Debentures</u>

The Corporation shall pay to the Purchasers, interest on Debentures at the rate of 10.5% per annum. The Debentures shall bear interest in Canadian Dollars from the Purchase Dates on which such Debentures were issued, which interest shall accrue from day to day while such Debentures are outstanding, shall be computed on the basis of a year of 365 days and for actual days elapsed and shall be compounded annually not in advance.

4.4 Interest on Other Amounts Owing Hereunder

Each other amount from time to time payable by the Corporation under this Agreement or the other Debenture Purchase Documents in respect of which no interest payment requirements are otherwise expressly specified in this Agreement shall bear interest, payable on demand, on the daily unpaid amount thereof from and including the date on which such amount becomes payable, as applicable, to but not including the date of payment of such amount, at a rate equal to 10.5% per annum, calculated on the basis of a 365-day year for the actual days elapsed and compounded annually not in advance.

4.5 Overdue Principal and Interest

If all or part of any Debentures or any other amount owing under the other Debenture Purchase Documents shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue amount shall bear interest, payable monthly unless earlier demanded, at a rate equal to 15.0% per annum, calculated on the basis of a 365-day year for the actual days elapsed and compounded monthly not in advance.

4.6 Fees

The Corporation shall pay to Investment Saskatchewan Inc. and PFM Capital Inc. a non-refundable negotiation, documentation and due diligence fee equal to an aggregate of $400,000, to be paid on execution by the Corporation of this Agreement, such fee to be allocated to such Purchasers on the basis of their Rateable Portions.

4.7 Corporation's Indemnity

The Corporation hereby agrees to indemnify each Purchaser and to hold such Purchaser harmless from any funding loss or expense which such Purchaser may sustain or incur as a consequence of (a) the failure of the Corporation to complete a purchase of Debentures after the Corporation has given a Purchase Request, or (b) the failure of the Corporation to make any prepayment after the Corporation has given a notice in accordance with the terms hereof, in each case including, but not limited to, any such loss or expense arising from interest or fees payable by such Purchaser to lenders of funds obtained by it in order to complete a purchase of Debentures hereunder. The agreements in this section shall survive termination of this Agreement and payment of the Debentures and all other amounts payable under the Debenture Purchase Documents.

4.8 Method and Place of Payment, etc.

All payments by the Corporation on account of the Debenture or as otherwise required by the Debenture Purchase Documents (unless otherwise specified therein) shall be made to the Purchasers at the accounts and offices specified by them from time to time not later than 12:00 noon (Regina time) for value on the date when due, and shall be made in immediately available funds.

All payments under the Debenture Purchase Documents shall be made by the Corporation free and clear of any set-off or counterclaim against any Purchaser.

4.9 Currency of Payment

All payments hereunder shall be made in Canadian Dollars.

5. CONDITIONS PRECEDENT

5.1 Delivery of Initial Closing Date Documents

The Corporation shall deliver or cause to be delivered to the Purchasers on the Initial Closing Date, the following in form and content satisfactory to the Required Purchasers:

(a) this Agreement executed by each party thereto;

(b) the Security (other than the consents, acknowledgements and agreements described in items 2 and 3 of Schedule C hereto) executed by each party thereto;

(c) the Security Trust and Acknowledgement Agreement executed by each party thereto;

(d) certified copies of the constating documents of the Corporation;

(e) certificates of good standing or status issued by the jurisdiction of incorporation or formation of the Corporation and issued by each other jurisdiction in which the Corporation conducts business or any of its assets are located and in which registration of the Corporation is required by virtue of conducting such business or owning such assets;

(f) a Certificate of Officer of the Corporation;

(g) certified copies of all appropriate proceedings of the Corporation authorizing the execution and delivery of the Debenture Purchase Documents to which it is a party and performance thereunder;

(h) the Corporation's Counsel Opinion;

(i) the Purchasers' Counsel Opinion;

(j) the payment of all billed fees and disbursements of the Purchasers' Counsel, the Security Trustee and other advisers;

(k) a detailed description of the Corporation's capital structure, including the amount, terms and relative priority ranking of the debt and equity components making up such capital structure;

(l) copies of all Governmental Approvals required for the execution, delivery and performance by the Corporation of its obligations under the Debenture Purchase Documents to which it is then a party;

(m) copies of all Governmental Approvals then in effect and obtained by the Corporation and required in connection with the Project and review and approval thereof by the Independent Engineer;

(n) copies of all Project Contracts then in existence and, where required by the Purchasers, review and approval thereof by the Independent Engineer;

(o) evidence of the purchase of the Lands by the Corporation; and

(p) share purchase warrants representing the right to purchase, in the aggregate, 10% of the

fully diluted equity of the Corporation at and for an aggregate of $4,424,000 plus the proportionate amount of any amounts added to the stated capital of the Corporation's Class A Common Shares attributable to any additional Class A Common Shares issued after the Initial Closing Date;

(q) a unanimous shareholders agreement made between the Corporation and its shareholders providing for, among other things, the board representation rights in favour of Investment Saskatchewan Inc. and PFM Capital Inc. and the put and call rights more particularly described in the term sheet dated May 29, 2006 (the "Term Sheet");

(r) an undertaking of Gary Drummond and Tim LaFrance pursuant to which such persons will agree not to sell, transfer or assign or commit to sell, transfer or assign any of the shares held by them in Terra Grain Fuels Holdings Inc. or the securities of any other corporation or entity invested directly or indirectly in Terra Grain Fuels Holdings Inc., if, after giving effect to such sale, transfer or assignment, Messrs. Drummond and LaFrance together shall beneficially own (either directly or indirectly through any other such corporation or entity) less than 40% of the issued and outstanding shares in Terra Fuel Grains Holdings Inc.;

(s) an undertaking of the Drummond Group of Companies Inc., VertexEnergy Limited and the Corporation as required by section 9 of the Term Sheet;

(t) a summary of the employee compensation plan, including salaries and bonuses to be paid to officers and senior management of the Corporation; and

(u) all such other or supporting certificates, documents, consents or opinions as the Purchasers shall reasonably require.

5.2 <u>Due Diligence on Initial Closing Date</u>

It shall be a condition precedent to the obligations of the Purchasers hereunder that, on the Initial Closing Date, the Purchasers shall have completed all due diligence deemed by them to be necessary, as of the Initial Closing Date and to the extent information is available at the Initial Closing Date, with respect to the Corporation (including, without limitation, the ownership, corporate organization and financial strength of the Corporation), the assets of the Corporation, the Lands, the Project, all existing Governmental Approvals with respect to the Project and Project Contracts, the draft Project Budget, the status of negotiations and progress made relative to the EPC Contract and all such other matters as the Purchasers in their discretion may determine.

5.3 <u>Conditions Precedent to Initial Purchase</u>

The obligations of the Purchasers to complete the first purchase of Debentures on the Initial Closing Date are conditional upon fulfillment or waiver by the Purchasers of the following conditions as of the Initial Purchase Date:

(a) the Purchasers shall have received all of the documents as set out in section 5.4 each in form and substance satisfactory to the Purchasers and the Purchasers' Counsel;

(b) the Security Trustee, for the benefit of the Purchasers, or the Purchasers, shall have a perfected, first priority Lien in the Mortgaged Property and, in connection therewith:

(i) the Security shall have been fully registered, entered or recorded in all offices of public record in Canada and in all other operating jurisdictions of the Corporation in which such registration, entry or recording is necessary or desirable to preserve or protect the security created thereby and the priority thereof to the extent required by the Purchasers' Counsel, acting reasonably;

(ii) in the case of any such Mortgaged Property that is Capital Stock in certificated form, the holder thereof shall have delivered possession thereof to the Security Trustee, together with an undated stock power of attorney or other appropriate power or attorney, duly executed in blank;

(iii) in the case of any such Mortgaged Property that is a promissory note or other instrument, the holder thereof shall have delivered possession thereof to the Security Trustee, duly endorsed in blank; and

(iv) in the case of any such Mortgaged Property that is Capital Stock in a limited liability company or a limited partnership, the owner thereof shall have taken such action as is required by the Security Trustee and the Purchasers' Counsel, acting reasonably, including, as appropriate, making notations on the books of the issuer thereof to the effect that such interest has been pledged to, and that a security interest therein has been granted to, the Security Trustee, for the benefit of the Purchasers, or the Purchasers;

(c) the Purchasers shall have completed, to the extent not completed on the Initial Closing Date, all due diligence deemed by them to be necessary with respect to the Corporation (including, without limitation, the ownership, corporate organization and financial strength of the Corporation), the assets of the Corporation, the Lands, the Project, the Project Budget, the EPC Contract and all such other matters as the Purchasers in their discretion may determine, and without limitation of the foregoing, the Required Purchasers shall be satisfied as to the existence or availability of all Governmental Approvals required in connection with the Project and all Project Contracts, the extent to which the Corporation have obtained such Governmental Approvals and Project Contracts and the content and sufficiency thereof;

(d) the Purchasers shall have reviewed and been satisfied with:

(i) evidence of the advance of the Initial Contributions and the expenditure of such sum on Budgeted Project Costs;

(ii) copies of all policies of insurance of the Corporation (including satisfaction as to the amounts, terms and coverage provided thereby including business interruption, fire, theft, course of construction and third party liability coverages), including a report of a Person acceptable to the Purchasers confirming the adequacy of such coverage , including any required bonding and performance guarantees;

(iii) copies of all Governmental Approvals required for the execution, delivery and performance by the Corporation of its obligations under the Debenture Purchase Documents to which it is a party which were not reviewed and approved at the Initial Closing Date;

(iv) copies of all Governmental Approvals required with respect to the Project then existing and obtained by the Corporation which were not reviewed and approved as a condition at the Initial Closing Date and review and approval thereof by the Independent Engineer;

(v) copies of all Project Contracts not delivered to the Purchasers pursuant to section 5.1(m) and, where required by the Purchasers, review and approval thereof by the Independent Engineer;

(vi) a Phase I environmental report, by a Person acceptable to the Purchasers, for the Lands;

(vii) copies of the most recent available Financial Statements of the Corporation;

(viii) a final report of the Independent Engineer on the EPC Contract;

(ix) copies of final forms of the Project Budget and EPC Contract in form satisfactory to each of the Purchasers;

(x) a copy of the Senior Credit Agreement and confirmation the conditions to advance of the Senior Term Loan (other than the issue and sale of the Debentures and the expenditure of the proceeds of such issue and sale) have been met;

(xi) evidence of compliance to date and systems to ensure future compliance by the Corporation with The Builders' Lien Act (Saskatchewan);

(xii) all consulting and other agreements made between the Corporation and it shareholders or other non-arm's length parties;

(xiii) a description of the Corporation's plans regarding the sale of DDG produced by the Corporation;

(xiv) a description of the Corporation's plans regarding the sale of ethanol produced by the Corporation;

(xv) the Corporation's plan regarding the securing of a supply of wheat inputs required by the Corporation;

(xvi) a description of the Corporation's plans regarding the hedging of revenue (ethanol and DDG) and costs (wheat, natural gas); and

(xvii) all such other or supporting certificates, documents, consents and opinions as the Required Purchasers shall reasonably require;

(e) the Initial Purchase Date shall be no later than the date that is 12 months following the Initial Closing Date.

5.4 Delivery of Documents

It shall be a condition precedent to the obligations of Purchasers to complete the first purchase of Debentures on the Initial Purchase Date that the Purchasers shall have received the following in form and content satisfactory to the Purchasers:

(a) the Security (other than Security delivered on the Initial Closing Date, Security described in items 2 and 3 of Schedule C, to the extent the relevant Governmental Approvals or Project Contracts are not in existence executed by each party thereto and the consents, acknowledgements and agreements described in items 2 and 3 of Schedule C, to the extent that the Corporation is not in default of its obligations to deliver same under this Agreement);

(b) certificates of good standing issued by the jurisdiction of incorporation or formation of the Corporation and issued by each other jurisdiction in which the Corporation conducts business or any of its assets are located and in which registration of the Corporation is required by virtue of conducting such business or owning such assets;

(c) a Certificate of Officer of the Corporation;

(d) an Officer's Compliance Certificate of the Corporation;

(e) certified copies of all appropriate proceedings of the Corporation authorizing the execution and delivery of the Debenture Purchase Documents to which it is a party and performance thereunder;

(f) the Corporation's Counsel Opinion;

(g) the Purchasers' Counsel Opinion;

(h) discharges and releases of all Liens on the assets of the Corporation which are not Permitted Liens;

(i) the payment of all billed fees and disbursements of the Purchasers' Counsel and other advisers;

(j) the most recent available audited annual and unaudited quarterly Financial Statements for the Corporation;

(k) evidence of a contingency plan to finance amounts anticipated in the Project Budget to be returned to the Corporation on account of Saskatchewan education and health tax (PST) rebates;

(l) all Governmental Approvals, consents, waivers or approvals of any Person which may be required to permit the Corporation to execute and deliver any of the Debenture Purchase Documents or to perform their obligations thereunder or to ensure the enforceability or priority of any Lien of the Debenture Purchase Documents, executed by all parties thereto; and

(m) all such other or supporting certificates, documents, consents or opinions as the Required Purchasers shall reasonably require.

5.5 Conditions Precedent to All Purchases of Debentures

It shall be a further condition precedent to the obligation of the Purchasers to purchase Debentures on the Initial Purchase Date and each and every subsequent purchase of Debentures that:

(a) the Purchasers shall have received the Debentures to be issued on such Purchase Date duly executed by the Corporation;

(b) the Purchasers shall have received a Progress Certificate, together with all necessary and appropriate supporting documentation and calculations, with respect to the amount of such purchase;

(c) no Event of Default or Default shall have occurred and be continuing;

(d) no injunction or order of any Governmental Body of competent jurisdiction shall be in effect prohibiting the transactions between the parties contemplated by the Debenture Purchase Documents and no actions or proceedings shall have been instituted by any Person and remain pending before any such Governmental Body to restrain or prohibit the transactions contemplated by the Debenture Purchase Documents;

(e) the representations and warranties contained in Article 8 hereof or in any other Debenture Purchase Document shall be true and correct on the date of such Advance; and

(f) no Material Adverse Change with respect to the Corporation shall have occurred.

6. SECURITY

6.1 Perfection of Security

Whenever requested to do so by the Required Purchasers or the Security Trustee, the Corporation will execute, deliver and register at the expense of the Corporation, such documents and instruments, in form and substance satisfactory to the Required Purchasers, and take any and all other actions as may be necessary or desirable to ensure that the Security constitutes in favour of the Security Trustee, for the benefit of the Purchasers, effective first-priority Liens (subject only to Permitted Liens) over all of the Mortgaged Property. The Corporation will perform on the reasonable request of the Required Purchasers, and at the expense of the Corporation, such acts as may be necessary or advisable to perfect the Security (or any part thereof) including, without limitation, the obtaining of any consents, acknowledgements or authorizations from third parties as may be reasonably requested by the Required Purchasers, the Security Trustee or the Purchasers' Counsel.

6.2 Continuing Security

Until the Secured Obligations have been repaid and satisfied in full and the Security has been discharged in accordance herewith and notwithstanding temporary payment of all or any portion of the monies secured thereby, this Agreement shall continue in full force and effect and the Security shall be held by the Security Trustee, for the benefit of the Purchasers, and shall be and remain valid and continuing security and shall cover and secure the payment and satisfaction of the Secured Obligations, any such payment shall be deemed not to be a cancellation of the Security and any subsequent advance by a Purchaser for the account of the Corporation under any Debenture Purchase Document shall be secured thereby to the same extent as if such advance had been made on the delivery of the Security.

6.3 Additional Security

If at any time following Initial Closing Date, the Corporation enters into any Project Contract or obtains any Governmental Approval (other than a Non-Material Governmental Approval) required in connection with the Project, it shall forthwith:

(a) deliver to the Security Trustee and the Purchasers a copy of such Project Contract or Governmental Approval, as the case may be, together with an amended version of Schedule I or Schedule L, as the case be, evidencing the inclusion of such Project Contract or Governmental Approval;

(b) with respect to each Project Contract and Critical Governmental Approval, execute and deliver to the Security Trustee on behalf of the Purchasers, the assignment described in item 2 or 3, respectively, of Schedule C; and

(c) commence and continue to perform its obligations with respect to such Project Contract or Governmental Approval.

6.4 Terms of Security

Notwithstanding that any of the Security may express the Secured Obligations to be payable upon demand, may provide for payment of a principal amount in excess of the Secured Obligations or may provide for an interest rate in excess of the rate or rates of interest payable under the terms of the Debentures, this Agreement or any other Debenture Purchase Documents:

(a) the Security Trustee and the Purchasers shall not make demand for payment of the principal amount under any Security until an Event of Default has occurred;

(b) the Security Trustee and the Purchasers shall not attempt to enforce or collect under the Security any amount in excess of the Secured Obligations; and

(c) the obligations of the Corporation to pay interest under any Security shall be satisfied by payment of interest at the rate or rates stipulated under the Debentures and this Agreement and the other Debenture Purchase Documents, as applicable.

6.5 Appointment of Security Trustee

The Purchasers hereby appoint Concentra Trust as Security Trustee under and subject to the Security Trust and Acknowledgement Agreement. Notwithstanding anything herein contained, if and to the extent that the Corporation is required to indemnify the Security Trustee hereunder or under the Security Trust and Acknowledgement Agreement in respect of any loss or damage that is determined by a final, non-appealable judgment of a court of competent jurisdiction to be caused by or attributable to the negligence of the Security Trustee, the Purchasers will contribute 50% of the amount of such indemnity obligation.

7. ADDITIONAL COMPENSATION

7.1 Taxes

(a) All payments made by the Corporation under the Debentures, this Agreement or any other Debenture Purchase Document will be made free and clear of, and without deduction or withholding for, any present or future Taxes imposed by any Governmental Body or by any political subdivision or taxing authority thereof or therein with respect to such payments (but excluding any tax imposed on or measured by the net income or profits of a Purchaser pursuant to the laws of the jurisdiction in which it is organized or the jurisdiction in which the principal office or applicable lending office of such Purchaser is located or any subdivision thereof or therein) and all interest, penalties or similar liabilities with respect thereto (all such non-excluded taxes, levies, imposts,

duties, fees, assessments or other charges being referred to collectively as "Indemnified Taxes"). If any Indemnified Taxes are so levied or imposed, the Corporation agrees to pay the full amount of such Indemnified Taxes imposed on payments made by it and such additional amounts as may be necessary so that every payment of all amounts due under this Agreement or under any other Debenture Purchase Document, after withholding or deduction for or on account of any Indemnified Taxes, will not be less than the amount provided for herein or in such other Debenture Purchase Document. The Corporation will furnish to the Purchasers as soon as practicable after the date the payment of any Indemnified Taxes is due pursuant to applicable law certified copies (to the extent reasonably available and required by law) of tax receipts evidencing such payment by the Corporation. The Corporation agrees to indemnify and hold harmless each Purchaser, and to reimburse such Purchaser upon its written request, for the amount of any Indemnified Taxes so levied or imposed and paid by such Purchaser.

(b) The agreements in this section shall survive termination of this Agreement and payment of the Debentures and all other amounts payable hereunder.

8. REPRESENTATIONS AND WARRANTIES

8.1 Corporation's Representations and Warranties

The Corporation represents and warrants to the Purchasers that:

(a) Status of Corporation: the Corporation is a corporation duly incorporated and validly existing under the federal laws of Canada and is up-to-date in all filings required to maintain such existence under the applicable laws of such jurisdiction;

(b) Registrations: the Corporation has obtained all licences and effected all registrations necessary or appropriate to the carrying on of its business and the ownership of its assets in all jurisdictions in which it carries on business or owns assets;

(c) Information: Schedule J sets out, as the date hereof, full and complete particulars of:

(i) the legal name of the Corporation, including particulars of any prior names, names of predecessors (and any French or combined English/French names) and all trade names of the Corporation, which are the only names under which the Corporation or any predecessor thereto has conducted business;

(ii) the date and jurisdiction of incorporation or formation of the Corporation and the name of the legislation pursuant to which it has been incorporated or formed;

(iii) the authorized and issued Capital Stock of the Corporation, including the names of the legal and beneficial owners of all issued Capital Stock of the Corporation and the number of Capital Stock held by each such Person, together with particulars of all warrants, options or other rights outstanding to acquire, as applicable, any Capital Stock in the Corporation, as the case may be;

(iv) all locations at which the Corporation carries on or proposes to carry on business or owns assets, together with particulars of any registrations referred to in section 8.1(b);

(v) particulars of all real property owned or leased by the Corporation and, in the case of leased property, particulars of the lease; and

(vi) the location of the chief executive office of the Corporation;

(d) Power - Business: the Corporation has all requisite corporate power and capacity to carry on its business as now conducted and as now proposed to be conducted, to own its assets, and to own, construct and operate the Project;

(e) Power - Documents: the Corporation has all requisite corporate power and capacity to execute and deliver the Debenture Purchase Documents to which it is a party and to perform its obligations thereunder;

(f) Valid Authorization: the Debentures and each of the other Debenture Purchase Documents has been (or will be as of the date on which it is required to be executed and delivered) duly and validly authorized, executed and delivered by the Corporation;

(g) Validity and Enforceability: each of the Debentures and the other Debenture Purchase Documents constitutes, or when executed and delivered will constitute, a legal, valid and binding obligation of the Corporation enforceable in accordance with its terms subject to:

(i) bankruptcy, insolvency and other laws affecting the rights of creditors generally; and

(ii) the discretionary nature of equitable remedies;

(h) Conflict with Other Instruments or Law: neither the execution and delivery of the Debentures or the other Debenture Purchase Documents or any other document contemplated hereby by the Corporation, nor performance in accordance herewith or therewith is or will constitute a breach of or default under, or result in the creation of any Lien (other than in favour of the Security Trustee pursuant to the Security) under:

(i) any law, statute or regulation of Saskatchewan or Canada or any other jurisdiction where the Corporation carries on business, applicable to or binding on the Corporation or its assets (including, without limitation, all applicable occupational health and safety and Environmental Laws);

(ii) the constating documents of the Corporation; or

(iii) any agreement or instrument to which the Corporation is a party;

(i) Consents and Approvals: the Corporation has obtained all necessary consents, approvals, authorizations, orders-in-council and waivers as may be required to permit it to execute and deliver the Debentures and the other Debenture Purchase Documents and all documents contemplated hereunder to which it is a party and to perform all its obligations and liabilities thereunder in accordance therewith;

(j) Good Title: the Corporation has good and marketable title to its Mortgaged Property, free and clear of all Liens or demands whatsoever, other than Permitted Liens, and, except as provided in Permitted Liens with respect to property and assets subject to such Permitted Liens, no Person has any agreement or right to acquire any of such property or

assets;

(k) Leasehold Property: the Corporation has good leasehold title, free and clear of all Liens or demands whatsoever, except for Permitted Liens, to all of its leased properties, including without limitation any leased lands identified in Schedule H, and has not made any default in the performance of any of the terms or provisions of any of its leases or documents which would entitle any of the lessors thereunder or other parties thereto to terminate any of the leases or documents or which would render the Corporation liable for damages;

(l) Lands. The Lands are all real property required for the construction and operation of the Project;

(m) Material Liabilities: there are no material liabilities of the Corporation of any kind whatsoever, whether or not accrued, whether or not determined or determinable, and whether or not contingent or absolute, liquidated or unliquidated, in respect of which the Corporation is liable other than:

(i) liabilities to the Purchasers under the Debenture Purchase Documents;

(ii) liabilities in respect of Permitted Liens;

(iii) liabilities which are not overdue and were incurred in trade transactions in the normal course of business or under agreements (other than Debt for Borrowed Money) with respect to the Project; and

(iv) liabilities described in section 9.2(c);

(n) Permits and Licences: the Corporation has (and is in material compliance with all of the terms, conditions and requirements to be complied with under) all leases, licences, permits and consents as are required for the due carrying on of its business in the manner in which it is carried on and to fulfill its obligations under the Debenture Purchase Documents to which it is a party and all such leases, licences, permits and consents are in good standing and in full force and effect and no proceedings relating thereto are pending or known to be threatened that, individually or in aggregate, could reasonably be expected to cause or give rise to a Material Adverse Change with respect to the Corporation;

(o) Debt: the Corporation has not suffered or incurred any Debt except Debt incurred after the date hereof in compliance with the Debenture Purchase Documents;

(p) Absence of Guarantees: except as hereafter incurred in compliance with the Debenture Purchase Documents, the Corporation is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities, contingent or otherwise, or indebtedness of any other Person, other than pursuant to the Debenture Purchase Documents;

(q) Material Adverse Change: there are no facts that, to the knowledge of the Corporation, give rise to, or so far as the Corporation can reasonably foresee would reasonably be expected to give rise to, a Material Adverse Change with respect to the Corporation;

(r) Litigation: except as disclosed in Schedule K, there are:

(i) no actions or proceedings pending (including appeals or applications for review), or to the knowledge of the Corporation threatened, before any court, arbitrator, administrative agency, referee or Governmental Body against the Corporation or any of its assets which, if determined against any the Corporation would reasonably be expected to give rise to a Material Adverse Change with respect to the Corporation; and

(ii) to the best of their knowledge no pending or threatened labour controversies which, if settled or determined against the Corporation would reasonably be expected to give rise to a Material Adverse Change with respect to the Corporation;

(s) No Defaults: no Default or Event of Default has occurred and is continuing;

(t) No Misstatement of Material Facts: neither the Financial Statements nor any other statement or report furnished to the Purchasers by or on behalf of the Corporation in connection with the negotiation or confirmation of the transactions contemplated herein, taken as a whole, contain, as at the time such statements or reports were furnished, any untrue statement of a material fact or any omission of a material fact necessary to make the statements contained therein not materially misleading, and all such statements and reports, taken as a whole, together with this Agreement do not contain any untrue statement of material fact or omit a material fact necessary to make the statements contained therein not materially misleading;

(u) *Material Disclosure*: *save for matters of general* public knowledge, the Corporation have disclosed to the Purchasers all facts which adversely affect, or so far as they can now reasonably foresee, will materially adversely affect the business of the Corporation and the prospects, financial or otherwise, of the business of the Corporation or the ability of the Corporation to perform its obligations under the Debenture Purchase Documents or any agreements material to the business of the Corporation to which it is a party;

(v) Financial Statements: all financial statements of the Corporation delivered to the Purchasers have been prepared in accordance with GAAP consistently applied and fairly reflect the financial condition of the Corporation as at the respective dates thereof;

(w) Filing of Returns and Payment of Tax: the Corporation has filed on a timely basis with the appropriate governmental authorities all tax and other returns and reports that were required to be filed and has or will have made timely payments of all Taxes due and payable in respect of such returns and reports;

(x) Ownership: the Corporation does not own, legally or beneficially, directly or indirectly, any Capital Stock or other interests in any Person;

(y) Pension Plans: the Corporation has not established any pension plans of the Corporation as at the date of this Agreement;

(z) Applicable Laws: in all material respects, the Corporation and its business and operations, are in compliance with all applicable laws (including without limitation all applicable Environmental Laws) and all applicable directives, judgments, decrees,

injunctions and orders granted by any Governmental Body and Corporation has not received any notice of, or citation for, any violation of any such laws, directives, judgments, decrees, injunctions or orders which has not been resolved in all material respects;

(aa) Project Contracts: Schedule I, as amended in accordance with section 6.3, sets out all Project Contracts now in existence. With respect to each Project Contract described in Schedule I:

(i) such Project Contract is in full force and effect and the Corporation has not defaulted in any material respect thereunder;

(ii) to the best of the Corporation's knowledge, after due inquiry, no event has occurred which, with the giving of notice, the passage of time or both, would constitute a default under, or in respect of, such Project Contract; and

(iii) there is no dispute regarding such Project Contract which is not reasonably expected to be resolved in the ordinary course of business and in accordance with normal commercial practice;

(bb) Governmental Approvals: Schedule L, as amended in accordance with section 6.3, sets out, all Governmental Approvals required in connection with the Project now in existence and obtained by the Corporation. With respect to each Governmental Approval described in Schedule L:

(i) such Governmental Approval is in full force and effect and neither the Corporation has defaulted in any material respect thereunder;

(ii) there is no dispute regarding such Governmental Approval which is not reasonably expected to be resolved in the ordinary course of business and in accordance with normal commercial practice;

(iii) the Governmental Approvals described in Schedule L are all of the required Governmental Approvals now in existence and the Corporation, having completed all appropriate diligence in connection therewith, have no reason to believe that all additional Governmental Approvals required for the construction and operation of the Project (other than any Governmental Approval whose absence does not and will not have a material adverse effect on the ability of the Corporation to own, develop, construct, maintain or operate, or to exercise or enforce any of its rights, entitlements or benefits with respect to, all or any material part of the Project) will not be obtained in the usual course of business prior to the date that such Governmental Approvals are required for the construction and operation of the Project;

(iv) such Governmental Approval is in proper form, is not being appealed or contested, and is not subject to any unusual or non-customary unsatisfied condition that may result in modification or revocation.

(cc) Environmental Compliance: The Corporation, and their respective businesses and properties, comply in all material respects with all Environmental Laws and the Corporation has not received any written notice under any Environmental Law alleging

or claiming a breach or potential breach thereof which, if determined adversely to the Corporation would cause a Material Adverse Change with respect to the Corporation;

(dd) Intellectual Property: The ownership, construction and operation of the Project will not conflict with, infringe on or otherwise violate in any material respect any copyright, trademark, tradename, trade secret or patent rights of any other Person. The Corporation has all rights (and has made and maintained all registrations necessary or desirable to preserve such rights) to all patents, pending applications, trademarks, trademark applications, tradenames, proprietary computer software, "knowhow" and copyrights required in connection with the ownership, construction and operation of the Project and there is no judicial proceeding pending or, to the knowledge of the Corporation, threatened, involving any claim or infringement, misuse or appropriation by the Corporation of any patent, trademark, tradename, copyright, license or similar intellectual property right owned by any Person arising from the ownership, construction and operation of the Project;

(ee) Project: The Project can be purchased, constructed and operated in accordance with the provisions of the EPC Contract and the Project Budget;

(ff) Material Adverse Change: As at the Initial Closing Date there has been no Material Adverse Change with respect to the Corporation since May 23, 2006;

(gg) Farm Security Act: The Corporation has obtained all necessary orders and exemptions under *The Saskatchewan Farm Security Act* to permit the construction and operation of the Project on the Lands;

(hh) Export: The Corporation will by the Completion Date have obtained all licenses and other Governmental Approvals necessary to enable them to export Fuel Ethanol produced by the Project.

8.2 Survives Investigation

All representations, warranties, covenants and agreements contained in this Agreement, the Security or any other Debenture Purchase Document, shall survive any investigation made by or on behalf of the Security Trustee or any Purchaser at any time with respect to any of the foregoing, shall survive the execution, delivery and performance of this Agreement, the Security and other Debenture Purchase Documents and shall be deemed to be repeated, and relied upon by the Purchasers, as of each Purchase Date .

9. COVENANTS

9.1 Positive Covenants

The Corporation covenants with and in favour of the Purchasers as follows:

(a) Use of Facility: that the Corporation will utilize the proceeds from each issue and sale of Debentures only for the respective purposes specified in section 2.2;

(b) Punctual Payment: that the Corporation will duly and punctually pay or cause to be paid all amounts under the Debentures as well as all other Secured Obligations at the places and in the manner set forth herein;

(c) Perform Covenants: that the Corporation will observe and perform to observe and perform, all of the covenants, agreements, terms and conditions to be observed and performed by it in the Debenture Purchase Documents;

(d) Financial Statements and Other Reporting Information: that the Corporation will deliver or cause to be delivered to the Security Trustee and each Purchaser the following, in each case to be prepared in accordance with GAAP and presented on a basis consistent with all previous such reports and statements delivered to the Security Trustee and the Purchasers, except as otherwise noted therein:

(i) Quarterly Financial Statements of the Corporation: as soon as available, and in any event within 30 days of the end of each fiscal quarter of each fiscal year of the Corporation, unaudited Financial Statements of the Corporation certified by the Corporation's Chief Financial Officer as fairly presenting the financial condition of the Corporation at the close of that fiscal quarter and the results of operations of the Corporation for such fiscal quarter and accompanied by a comparison and reconciliation of the differences between actual operating results and the budget for the year in question;

(ii) Annual Financial Statements of the Corporation: as soon as available and in any event within 90 days of the end of each fiscal year of the Corporation, audited Financial Statements of the Corporation, certified by the auditors of the Corporation, who shall be acceptable to the Required Purchasers, acting reasonably, as fairly presenting the financial condition of the Corporation at the close of that fiscal year and the results of operations of the Corporation for that fiscal year;

(iii) Annual Business Plan: by no later than 30 days prior to the fiscal year end of the Corporation, a five year business plan of the Corporation in a form and containing pro forma financial forecasts, operating budget, capital expenditure budget and other information required by any of the Purchasers, acting reasonably;

(iv) Monthly Financial Report. by no later than 30 days after the end of each calendar month, a monthly financial report containing a comparison to budget and the prior year together with a summary of plant production, sales and hedge position as at the end of the immediately preceding calendar month;

(v) Officer's Compliance Certificate: concurrently with the delivery of the Financial Statements of the Corporation pursuant to clauses (i) and (ii) above, an Officer's Compliance Certificate of the Corporation;

(vi) Construction Progress Reports: by no later than 30 days of the end of each calendar month prior to the Completion Date, an operations and construction progress report in a form acceptable to the Purchasers and the Independent Engineer acting reasonably, such report to include, without limitation, an analysis of the construction schedule and costs as compared to the Project Budget; and

(vii) Other: Such other financial and business related information as any Purchaser may reasonably request from time to time;

(e) Financial Covenants: that the Corporation will maintain, calculated in accordance with GAAP:

(i) on and at all times after the date (the "Covenant Date") that is the earlier of (X) the first day of the 24th month following the Initial Purchase Date and (Y) the Completion Date

A. its Current Ratio at not less than 1.25:1;

B. its ratio of EBITDA to Fixed Charges at not less than 1.15:1; and

C. its ratio of Total Debt to EBITDA at no more than 4.0:1;

D. its ratio of Total Debt to Total Capitalization at not more than 75% in the first year following the Covenant Date and not more than 70% thereafter; and

(ii) at all times after the Initial Purchase Date, Shareholders Equity of not less than $40,000,000 plus the amount of any incremental equity contributions or Subordinated Contributions to be made in connection with any amendment to the Project Budget and EPC Contract permitted by section 9.3(h);

(f) Notice of Event of Default: that the Corporation will, forthwith upon becoming aware of same, provide to the Security Trustee and each Purchaser notice of the occurrence of any Default or Event of Default together with particulars of all action being taken to remedy same;

(g) Notice of Material Adverse Change: that the Corporation will, forthwith upon becoming aware of same, provide to each Purchaser notice of the occurrence of any event or occurrence which has constituted a Material Adverse Change with respect to any of the Corporation or any event or occurrence which, through the giving of notice or lapse of time or both, would constitute a Material Adverse Change with respect to the Corporation, together with particulars of all action being taken to remedy the same;

(h) Conduct of Business: that the Corporation will carry on and conduct its business in a proper and efficient manner and keep or cause to be kept proper books of account and to make or cause to be made therein true and faithful entries of all of the dealings and transactions, all in accordance with GAAP;

(i) Payment of Taxes: that the Corporation will from time to time pay or cause to be paid all Taxes imposed upon the Corporation, as the case may be, including, in particular, those Taxes capable of forming a Lien on any of their respective assets, as and when the same become due and payable, subject, so long as no Default or Event of Default has occurred and is continuing, to the right of the Corporation, at its sole cost and expense, to contest, or caused to be contested, diligently and in good faith, the existence, amount or validity of any Taxes by appropriate proceedings which will prevent the enforcement thereof against the Corporation or against any property or assets thereof and prevent the sale, forfeiture or loss of any property or assets of the Corporation in respect thereof;

(j) Existence: that the Corporation will maintain its corporate existence;

(k) Maintain Licences: that the Corporation will maintain all licences, leases, consents, rights and permits which are necessary to carry on its business and to obtain such renewals thereof and it will obtain such additional licences and permits as may be necessary or appropriate to the carrying on of its business;

(l) Further Assurances: that the Corporation will forthwith upon request of the Purchasers, execute all such deeds and other documents and do all such things which are necessary or desirable to make valid and enforceable the Debenture Purchase Documents to which the Corporation is or becomes a party, including, without limitation, all such actions as may be required by the Required Purchasers to comply with all applicable personal property security legislation to ensure the validity or enforceability of any Security to which the Corporation, or to establish or protect the priority of said Security;

(m) Actions or Litigation: that the Corporation will forthwith on becoming aware of same, notify each Purchaser of the particulars of:

(i) any action or proceeding pending or threatened before any court, arbitrator, administrative agency, referee or Governmental Body against the Corporation, or any of their respective assets which, if determined against the Corporation; and

(ii) any pending or threatened labour controversies which, if settled or determined against the Corporation;

would reasonably be expected to result in a Material Adverse Change with respect to the Corporation, together with particulars of the actions proposed to be taken with respect to same, and shall from time to time and at any time upon request by any Purchaser provide to the Purchasers updated particulars with respect to such action, proceeding or controversy and the steps taken with respect to same;

(n) Environmental Law: that, in relation to any Contaminant, Environmental Activity or Environmental Law:

(i) any Contaminant brought onto, stored or used by any Person on any lands used in the business of the Corporation shall be transported, used, stored and disposed of in material compliance with all applicable Environmental Laws (and, in any event, in compliance to the extent that any non-compliance does not and will not with the passage of time give rise to a Material Adverse Change with respect to the Corporation));

(ii) the Corporation shall promptly notify each Purchaser as soon as the Corporation knows of or suspects that any Contaminant (other than in the normal course of the business of the Corporation and in material compliance with Environmental Laws (and, in any event, in compliance to the extent that any non-compliance does not and will not with the passage of time give rise to a Material Adverse Change with respect to the Corporation)) has been brought onto any lands used in such business or that there is any actual or threatened Release of any Contaminant (other than in the normal course of the business of the Corporation and in material compliance with Environmental Laws (and, in any event, in compliance to the extent that any non-compliance does not and will not with the passage of time give rise to a Material Adverse Change with respect to the Corporation)) on, from or under any lands used in such business or into the

environment;

(iii) the Corporation shall otherwise comply in all respects with all Environmental Laws applicable to the business of the Corporation (provided that any failure to so comply shall not constitute a Default or Event of Default so long as such failure to comply does not and will not over the passage of time give rise to a Material Adverse Change with respect to the Corporation) and satisfy and perform any and all liabilities and obligations arising under any Environmental Law relating to such business, or property used in such business or for otherwise failing to comply with any Environmental Law including, without limitation, any liability for the clean up of any Contaminant on, under or emanating from such business, or any such lands used in such business; and

(iv) the Corporation shall furnish such information and such environmental audits and studies with respect to the business of the Corporation as any of the Purchasers, may reasonably request from time to time, such audits or studies to be prepared by an engineer or environmental consultant reasonably satisfactory to such Purchasers; without limiting the generality of the foregoing the Corporation shall permit each of the Purchasers and their agents access to the lands used in the business of the Corporation at all reasonable times for the purpose of conducting such environmental assessments as a Purchaser may reasonably require from time to time;

(o) Insurance: that while any portion of the Secured Obligations remains outstanding, the Corporation shall:

(i) keep or cause to be kept all assets and property owned by the Corporation which are of an insurable nature and of a character customarily insured by companies operating or owning similar properties or carrying on a similar business, or in which the Corporation has an insurable interest, insured against loss or damage by fire with an extended coverage endorsement and from such other causes as are customarily insured against by companies operating or owning similar properties or carrying on a similar business, with only such exclusions as are customary in similar insurance, in or with some insurance company or companies of good standing and satisfactory to the Required Purchasers to an amount which represents the best estimate by the Corporation of the full replacement cost thereof (or such lesser amount as would be maintained by a prudent owner of such property consistent with availability);

(ii) effect and maintain comprehensive public liability insurance against claims for personal injury, death or property damage suffered by others upon or in or about its property or by reason of the use or ownership by it of such property or by reason of the Corporation carrying on its business, on such basis and with such exclusions as are customary for companies operating or owning similar properties or carrying on similar businesses, in or with some insurance company or companies of good standing and satisfactory to the Required Purchasers in an aggregate amount of not less than $5,000,000 or such other amount or amounts as are satisfactory to the Required Purchasers;

(iii) effect and maintain business interruption insurance in a profits form including principal and interest owing to in respect of the Debentures as part of the

standing charges and with an indemnity period of not less than 24 months

(iv) punctually pay all premiums payable for the insurance required by this section 9.1(o) and furnish to any Purchaser, upon request by such Purchaser, evidence of every such payment on or before the due date thereof and deposit with the Purchasers a certified copy of every policy of insurance and renewal certificate for such insurance;

(v) cause the proceeds of such insurance (other than the public liability insurance) to be made payable and to be paid to the Security Trustee, for the benefit of the Purchasers as their interests may appear, and cause every policy of insurance for such insurance to contain mortgagee clauses whereby the insurer agrees that the proceeds are payable to the Security Trustee, for the benefit of the Purchasers, as provided herein, that such policy remains in full force notwithstanding anything contained in or omitted from the application therefore, that it will not be invalidated or affected by any act or omission of any Person other than the Security Trustee and that it is non-cancellable except upon not less than 30 days notice in writing delivered by registered mail to the Security Trustee or not less than 15 days notice in writing hand delivered to the Security Trustee; and

(vi) forthwith upon the occurrence of loss or damage to any of its assets or property by any peril insured against, at its own expense, furnish all necessary proofs of loss and do all necessary acts to enable payment of the proceeds of the insurance as contemplated in this section 9.1(o);

(p) Maintain Property: that the Corporation will maintain, preserve, protect and keep the properties which are used in the ongoing operations of their respective businesses in reasonable repair, working order and condition, and make necessary and proper repairs, renewals and replacements so that its business may be properly conducted at all times;

(q) Rights of Inspection: that the Corporation will permit from time to time, as reasonably requested by the Security Trustee or any Purchaser, any Person designated by the Security Trustee or such Purchaser to examine the books and financial records of the Corporation and will cause the Chief Financial Officer or other senior officer of the Corporation as may be appropriate, to discuss and explain, as the case may be, any of the affairs, finances and accounts of the Corporation;

(r) Consents: if the delivery of any consent, waiver or approval contemplated by this Agreement is waived by the Required Purchasers, the Corporation shall, unless otherwise agreed by the Required Purchasers forthwith commence and thereafter diligently continue to use all reasonable commercial efforts to obtain and deliver to the Security Trustee such consent, waiver or approval;

(s) Settlement Value. If the aggregate of the Settlement Values of all Permitted Derivatives Contracts is at any time negative from the Corporation's perspective (that is, the Corporation on an aggregate basis is "out of the money") to the extent of $100,000 or more, the Corporation shall, within five Business Days of the earlier of obtaining knowledge thereof or receiving notice from the Required Purchasers, terminate or re-price one or more Permitted Derivatives Contract or take other action acceptable to the Required Purchasers so that the aggregate Settlement Values of all Permitted Derivatives Contracts is immediately reduced to a negative Settlement Value of not more than

$90,000. The Corporation shall promptly provide the Purchasers with particulars of this section becoming applicable and of the Corporation's compliance steps.

9.2 Negative Covenants

The Corporation covenants with and in favour of the Purchasers that, without the prior consent of the Required Purchasers:

(a) No Encumbrances or Liens: the Corporation will not grant, create, assume or permit to exist any Lien on any of its assets, other than Permitted Liens;

(b) No Debt: the Corporation will not, create, incur, assume or suffer to exist, Debt other than:

(i) Debt secured by Permitted Liens;

(ii) Debt under the Debenture Purchase Documents;

(iii) Debt which is not overdue and is incurred in trade transactions in the ordinary course of business or under agreements (other than Debt for Borrowed Money) with respect to the Project; and

(iv) Contingent Obligations described in section 9.2(c);

(c) No Contingent Obligations: the Corporation will not agree to, assume, or otherwise in any way have outstanding, or be or become responsible or liable for, directly or indirectly, any Contingent Obligation except for Contingent Obligations:

(i) under the Debenture Purchase Documents;

(ii) secured by Permitted Liens;

(iii) under indemnities in favour of directors and officers of any Corporation for any of the losses suffered as a consequence of such Persons acting as directors and officers of such Corporation provided that such indemnities are not in form or scope broader than directors' and officers' indemnities generally provided by other companies in Canada engaged in similar businesses; and

(iv) which are not secured by any Lien on any property of the Corporation and where the holder thereof has entered into an agreement satisfactory to the Purchasers, acting reasonably, subordinating such Contingent Obligation to the Secured Obligations (including without limitation an agreement that no payment will be made or received under such Contingent Obligation until all of the Secured Obligations have been paid and performed);

(d) No Disposition of Property: the Corporation will not sell, exchange, lease, release or abandon or otherwise dispose of, any of its property or assets other than:

(i) selling inventory in the ordinary course of its business; and

(ii) selling or disposing of property or assets for fair market value in cash, not to exceed, in the aggregate for the Corporation combined during each fiscal year of

the Corporation, a value of $100,000.

(e) No Winding-Up: the Corporation will not liquidate, dissolve or wind-up or take any steps or proceedings in connection therewith or otherwise to terminate its corporate (or other) existence;

(f) No Merger, Amalgamation, etc.: the Corporation will not amalgamate, merge, consolidate or otherwise enter into any other form of business combination with any other Person nor enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer or sale;

(g) No Loans: the Corporation will not make any loan or advance to any Person;

(h) No Investments: the Corporation will not make any Investment other than Permitted Investments; without limiting the generality of the foregoing, the Corporation shall not incorporate or own any interest in a subsidiary unless:

 (i) Such subsidiary is and, for so long as any of the Debentures remain outstanding, remains wholly-owned by the Corporation;

 (ii) Such subsidiary within 10 days of its incorporation or acquisition by the Corporation executes an unconditional, secured guarantee of the Corporation's obligations owing under the Debentures and the other Debenture Purchase Documents, as well as such other certificates, legal opinions, security agreements and other documents as the Required Purchasers may reasonably request, all on terms reasonably satisfactory to the Required Purchasers; and

 (iii) the Corporation agrees to execute such amendments to this Agreement and other further assurances as may be reasonably requested by the Required Purchasers;

(i) No Restricted Payments: the Corporation will not make any Restricted Payment, or, at any time when a Default or Event of Default has occurred and is continuing, prepay or modify the terms of, any Debt other than the Debt under the Senior Credit Agreement or the Debenture Purchase Documents;

(j) No More Favourable Transactions with Related Parties: the Corporation will not enter into any agreements or arrangements with any Affiliate of the Corporation or any director, officer or employee of the Corporation on terms less favourable to the Corporation than would be obtained from an arm's length third party;

(k) No Change of Year End: the Corporation will not change the end of its fiscal year from December 31;

(l) No Change of Business: the Corporation will not carry on any business other than the ownership, construction and operation of the Project; and

(m) Changes: except on 30 days prior written notice to the Purchasers and the Security

Trustee, the Corporation will not conduct business under any trade name other than the names identified in Schedule J, change the place or places at which it conducts business or at which its assets are located from those locations listed in Schedule J or change its chief executive office from the location listed in Schedule J.

9.3 Project Covenants

The Corporation covenants with and in favour of the Purchasers as follows:

(a) Completion of Project: the Corporation shall acquire the Lands, the Corporation shall commence and diligently continue to construct the Improvements in a proper and workmanlike manner in accordance with the Project Budget and the EPC Contract and shall take all steps and perform all acts reasonably necessary to ensure that the Completion Date occurs, within the amount of the Project Budget and in accordance with the EPC Contract, by November 30, 2007; the Corporation shall cause the Independent Engineer to deliver a Commissioning Certificate within 15 days of Commissioning and a Completion Certificate within 15 days of Completion;

(b) Pay Claims: the Corporation shall, subject to compliance with all applicable provisions of *The Builders' Lien Act* (Saskatchewan), and except to the extent that such amounts are disputed by the Corporation, as the case may be, in good faith and appropriate legal proceedings which do not carry any immediate risk of loss or forfeiture of any assets of the Corporation, pay or cause to be paid as soon as the same are due, all claims and demands of contractors and materialmen and all wages, salaries, vacation pay, workers' compensation assessments, taxes or other charges of any nature or kind which could in any circumstances constitute a Lien having priority over any Security;

(c) Make Holdbacks: the Corporation shall, in accordance with the provisions of *The Builders' Lien Act* (Saskatchewan), make all holdbacks required under the provisions of such Act in respect of payments to contractors and materialmen and will not pay out any amounts held back until the period for filing Liens in connection with such amounts has expired and it has been determined that no Liens in connection therewith have been filed and no notices of claims of Liens in connection therewith served or furnished;

(d) Material Defects: the Corporation shall promptly correct to the satisfaction of the Required Purchasers acting reasonably any material defects in the construction of the Project identified by the Independent Engineer, except to the extent that, within a reasonable time of such identification, the Required Purchasers determine on the basis of information provided by the Corporation that such defect is not material;

(e) Governmental Approvals: the Corporation shall:

(i) obtain (to the extent not in existence on the date hereof) as and when required all Governmental Approvals necessary for the operations of its business as presently conducted and for construction and operation of the Project;

(ii) comply in all material respects with the covenants, terms and conditions set out in such Governmental Approvals;

(iii) except as expressly permitted by the terms of the Debenture Purchase Documents, not agree to any amendment or waiver of any material term of any

such Governmental Approval without the written consent of the Required Purchasers; and

(iv) provide the Purchasers forthwith with copies of any notices received by the Corporation regarding alleged defaults thereunder;

(f) Project Contracts: the Corporation shall enter into, as and when required, all Project Contracts and comply in all respect with the covenants, terms and conditions set out in the Project Contracts and, except as expressly permitted by the terms of the Debenture Purchase Documents, shall not agree to any termination thereof or any amendment or waiver of any material term thereof without the written consent of the Purchasers and the Corporation shall provide the Purchasers forthwith with written notice of any default thereunder and with copies of any notices received by the Corporation regarding alleged defaults by the Corporation thereunder;

(g) Rights to Property, Etc.: the Corporation will ensure that at all times:

(i) the Permitted Liens will not interfere in any material respects with the use or possession of the Project or any part thereof or any other asset used in connection therewith or the exercise by it of its rights under the Project Contracts or the rights of the Purchasers;

(ii) all utilities required to adequately service the Improvements and means of access between the Improvements and public highways for pedestrians and motor vehicles are or will be available pursuant to adequate permits (including any that may be required under applicable Environmental Laws), and that all utilities serving the Project will be located in, and vehicular access to the Improvements will be provided by, either public rights-of-way abutting the Property or appurtenant rights; and

(iii) the Improvements, when completed, are or will be located wholly within the Lands and will not encroach upon any contiguous or adjoining property; the Improvements will not encroach upon any easement or right-of-way affecting the Lands; the Improvements will not violate any covenant or restriction affecting the Lands and any future violation of any such covenant or restriction will not result in a forfeiture or reversion of title, right of re-entry or power of termination; and the easements, rights-of-way, covenants and restrictions affecting the Lands will not interfere with the operation of the Project or occupancy of the Lands;

(h) Project Budget and EPC Contract: the Corporation will not, without the prior written consent of the Required Purchasers, amend the Project Budget or the EPC Contract in any material way and the Corporation shall forthwith provide to the Purchasers copies of any amendments to the Project Budget or EPC Contract; notwithstanding the foregoing, prior to the Initial Purchase Date, the Corporation may increase the size and scope of the Improvement and amend the Project Budget and EPC Contract in order to give effect to such increase provided that all increases in the Project Budget shall be funded by additional equity contributions or Subordinated Contributions in either case on terms reasonably acceptable to the Required Purchasers.

(i) Cost to Complete: from and after the date of the Initial Purchase Date, in the event that

unpaid Project Costs (whether or not yet incurred) to achieve Completion exceed the principal amount of the Debentures not yet issued hereunder plus the unadvanced authorized principal amount of the Senior Term Loan the Corporation shall:

(i) forthwith notify the Purchasers of such excess;

(ii) so long as such excess exists, request no additional purchase of Debentures hereunder;

(iii) forthwith deliver evidence satisfactory to the Required Purchasers, acting reasonably, of cash held by the Corporation in the amount of such excess and thereafter use such cash to pay Project Costs as same become due until such excess is eliminated;

(j) Consents. the Corporation will:

(i) obtain a consent, acknowledgement and agreement contemplated by item 2 or 3, as the case may be, of Schedule C hereto with respect to each Critical Project Contract within 90 days of the Initial Closing Date (in the case of Critical Project Contracts in existence on the Initial Closing Date) or within 90 days of obtaining such other Critical Project Contract; and

(ii) use reasonable commercial efforts to obtain a consent, acknowledgement and agreement contemplated by item 2 or 3, as the case may be, of Schedule C hereto with respect to each other Project Contract and Critical Governmental Approval within 90 days of the Initial Closing Date (in the case of other Project Contracts and Critical Governmental Approvals in existence on the Initial Closing Date) or within 90 days of obtaining such other Project Contract or Critical Governmental Approval;

(k) Operation of the Project: following Completion, the Corporation shall cause the Project to be kept in good condition and repair and to be regularly operated for the production of Fuel Ethanol in a proper, efficient and businesslike manner, as would a prudent owner of a similar Fuel Ethanol production facility, in accordance with generally accepted Fuel Ethanol production environmental practices and all requirements of law and do all things necessary to comply, in all material respects consistent with prudent operations, with the provisions of any Project Contracts;

(l) Additional Real Property: If the Corporation at any time acquires any real property or interest therein required in connection with or forming or intended by the Corporation to form part of the Project, it shall forthwith:

(i) notify the Security Trustee and the Purchasers of such acquisition; and

(ii) execute and deliver to the Security Trustee additional Security to create in favour of the Security Trustee, on behalf of the Purchasers, to create a first fixed and specific mortgage of such real property or interest, subject only to Permitted Liens having priority by operation of law or by written agreement of the Security Trustee, and delivery to the Security Trustee all such opinions and other supporting documents as the Security Trustee, acting reasonably, shall require and thereafter the definition of Lands shall be deemed to include such real

property or interest.

10. EVENTS OF DEFAULT

10.1 Events of Default

Upon the occurrence of any one or more of the following events (each an "Event of Default") and without limiting any other provision of this Agreement:

(a) Non-Payment of Principal: the non-payment by the Corporation when due of any payment of principal of any amount owing under the Debentures or the other Debenture Purchase Documents;

(b) Other Non-Payment: the non-payment by the Corporation when due of any payment of any other Secured Obligation where such non-payment continues for five Business Days;

(c) Certain Breaches: the breach or failure of due performance by the Corporation of any covenant or provision contained in sections 9.1(a), 9.1(e), 9.1(f), 9.1(j), 9.1(o), or 9.2 of this Agreement;

(d) Other Breach: the breach or failure of due performance by the Corporation of any covenant or provision of any Debenture Purchase Document, other than those dealt with in paragraphs (a) to (c), and, where such breach or failure is capable of remedy, such breach or failure is so remedied within 30 days by the Corporation after the earlier of a senior officer of the Corporation becoming aware of such breach or failure and written notice to do so by the Security Trustee or the Required Purchasers;

(e) Winding-Up: the commencement of proceedings for the dissolution, liquidation or winding-up of the Corporation or for the suspension of the operations of the Corporation;

(f) Bankruptcy and Insolvency: the Corporation is adjudged or declared bankrupt or insolvent or makes an assignment for the benefit of creditors, or petitions or applies to any tribunal for the appointment of a receiver, custodian, trustee or similar officer for it or for any substantial part of its property, or commences any proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect, or by any act or failure to act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any substantial part of its property;

(g) Appointment of Receiver, etc.: any receiver, receiver and manager, receiver-manager, custodian, liquidator or trustee (or any person with like powers) shall be appointed for all or substantially all of the property of the Corporation;

(h) Incorrect Representation: any representation or warranty made in any Debenture Purchase Document or any information furnished in writing to the Purchasers by the Corporation proves to have been incorrect in any material respect when made or furnished and, if capable of correction, is not corrected within 30 days after notice from any Purchaser;

(i) Execution against Assets: a writ, execution or attachment or similar process is issued or levied against all or substantially all of the property of the the Corporation in connection

with any judgment against the Corporation in any amount which materially affects the assets of the Corporation and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within ten (10) Business Days after its entry, commencement or levy;

(j) Lien Seizure: an encumbrancer or lienor takes possession of substantially all of the properties or assets of the Corporation;

(k) Other Material Default: the Corporation defaults in the payment of any Debt in excess of $50,000 when due, subject to any applicable grace or cure period, or a default occurs under, and is not cured or waived within any applicable grace or cure period provided by, any agreement or security document evidencing or securing any Debt of the Corporation in excess of $50,000;

(l) Expropriation: an order is made or any action or proceedings commenced or legislation introduced in the legislative body of Canada or any province thereof or by any other Governmental Body or authority for the expropriation, confiscation, forfeiture, escheating, involuntary purchase and sale or other taking, whether or not with compensation, of any material part of the Project or all or substantially all of the property, assets or business of the Corporation;

(m) Cessation of Business: the Corporation ceases to carry on its business or abandons the Project;

(n) Completion Date: the Completion Date does not occur by November 30, 2007;

(o) Governmental Approvals and Project Contracts: any Governmental Approval with respect to the Project, other than a Non-Material Governmental Approval, or any Project Contract expires or is otherwise terminated or suspended and is not replaced within 30 days; or

(p) Initial Purchase Date: the Initial Purchase Date does not occur by the date specified in section 5.3(e);

the Security Trustee, upon the written request of the Required Purchasers, may, by written notice to the Corporation declare all Secured Obligations (which shall for greater certainty include the Prepayment Premium) to be due and payable, whereupon any right of the Corporation to issue any further Debentures shall terminate and all amounts owing on account of the Debentures (including the Prepayment Premium) and other Secured Obligations shall be immediately due and payable without further demand or other notice of any kind, all of which are expressly waived by the Corporation.

10.2 Enforcement

Upon the making of a declaration pursuant to section 10.1, the Security Trustee (acting on the direction and advice of the Required Purchasers in their sole and absolute discretion) may proceed to protect, exercise and enforce their rights and remedies under the Debenture Purchase Documents and such other rights and remedies as are provided at law or by equity or by statute.

10.3 Remedies Cumulative

The Corporation expressly agrees that the rights and remedies of the Security Trustee and Purchasers

under the Debenture Purchase Documents are cumulative and in addition to, and not in substitution for, any rights or remedies provided by law; any single or partial exercise by the Security Trustee or any Purchaser of any right or remedy for a default or breach of any term, covenant, condition or agreement in the Debenture Purchase Documents does not affect its rights and does not waive, alter, affect, or prejudice any other right or remedy to which the Security Trustee or Purchasers may be lawfully entitled for the same default or breach. Any waiver by the Security Trustee or Purchasers of the strict observance of, performance of or compliance with any term, covenant, condition or agreement of the Debenture Purchase Documents and any indulgence by the Security Trustee or Purchasers is not a waiver of that or any subsequent default.

11. EXPENSES AND ENVIRONMENTAL INDEMNITY

11.1 Expenses

The Corporation agrees (a) to pay or reimburse the Purchasers and the Security Trustee for all reasonable out-of-pocket costs and expenses incurred in connection with the preparation, negotiation, and execution of, and any amendment, supplement or modification to, this Agreement and the other Debenture Purchase Documents, and the consummation and administration of the transactions contemplated hereby and thereby, together with the reasonable fees and disbursements (on a solicitor-client basis) of the Purchasers' Counsel, (b) to pay or reimburse each Purchaser and the Security Trustee for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement and the other Debenture Purchase Documents, including, without limitation, the reasonable fees and disbursements of the Security Trustee's counsel and the Purchasers' Counsel, and (c) on demand, to pay, indemnify, and hold each Purchaser and the Security Trustee harmless from, any and all recording and filing fees and Taxes and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other similar taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, the Debenture Purchase Documents, and (d) to pay, indemnify, and hold each Purchaser, the Security Trustee and their Affiliates, shareholders, officers, directors, employees, advisors and agents harmless from and against, any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of the Debenture Purchase Documents and the use, or proposed use, of proceeds of the sale of the Debentures (all of the foregoing, collectively, the "Indemnified Liabilities"); provided, however, that the Corporation shall not have any obligation hereunder to any Purchaser with respect to Indemnified Liabilities arising from the gross negligence or willful misconduct of such Purchaser, as determined by a final, non-appealable judgment of a court of competent jurisdiction. The agreements in this section 11.1 shall survive repayment of the Secured Obligations and termination of this Agreement.

11.2 Environmental Indemnity

The Corporation agrees to indemnify, defend and hold harmless the Security Trustee, the Purchasers, their successors and assigns and their directors, officers, employees and agents (the "Indemnified Parties") against, from and in respect of any loss, liability, obligation, cost, injury, expense or damage of any and every kind whatsoever, including, without limitation, court costs and legal fees and expenses, which at any time or from time to time may be suffered or incurred in connection with any damage to any property, injury, sickness, disease or death of any person, charge, claim, cause of action, demand or lien made or arising directly or indirectly or in connection with the failure by the Corporation to comply with any

Environmental Law, the presence on any lands used in the business of the Corporation, or the Release from the lands used in the business of the Corporation into or upon any land, the atmosphere, or any watercourse, body of water or wetland, of any Contaminant. The Corporation acknowledges that the Indemnified Parties intend to have no liability for any environmental contamination associated with the business of the Corporation or any lands used in any of such business and that any involvement of any Indemnified Parties with such business to protect the security interests of the Security Trustee and the Purchasers in the business or the lands shall not constitute any Indemnified Party as an "owner or operator" or in possession of such business for purposes of determining environmental liability. In any event, should any Indemnified Party become obligated, by judicial or administrative judgment or settlement of a claim, to pay any amounts for response to environmental contamination associated with or connected with the business of the Corporation or any lands used in the business, any payment or required payment by such Indemnified Party shall form part of the Secured Obligations secured by the Security and shall be immediately due and payable to such Indemnified Party and shall bear interest at the rate specified in section 4.4. If the Corporation shall fail to satisfy any of its obligations for response to environmental contamination associated with its business or any lands, the Purchasers shall have the right, but shall not be obligated under any conditions whatsoever, to make the payments in the place of the Corporation. The Corporation further agrees that the obligations of the Corporation under this section 11.2 shall be of a continuing nature and shall survive the repayment of the Secured Obligations, the release of the Security and the termination or expiry of this Agreement. The Corporation further agree that, barring gross negligence or willful misconduct of any Indemnified Party, the obligations of the Corporation under this section 11.2 shall in no way, manner or respect be impaired, affected, reduced or released by reason of the acts or omissions to act of any Indemnified Party in connection with any notice, demand, warning or claim regarding the presence or possible presence of any Contaminant on any lands used in any of the business of the Corporation or Released from any lands used in any of such business into or upon any land, the atmosphere, or any watercourse, body of water or wetland. Notwithstanding any other provision of this section 11.2, the Corporation shall not have any obligation to indemnify any of the Indemnified Parties in respect of any loss, liability, obligation, cost, injury, expense or damage:

(a) caused by the gross negligence or willful misconduct of the Purchasers or those for whom the Purchasers are responsible at law; or

(b) that arise solely in connection with separate transactions wholly unrelated to the transactions contemplated under the Debenture Purchase Documents.

11.3 Defence of Claims

If legal action is commenced against the Security Trustee or any Purchaser (or any of their respective Affiliates, shareholders, officers, directors, employees, advisors or agents) in respect of any matter which is the subject of an indemnity under section 11.1(d) or section 11.2, the Security Trustee or such Purchaser shall:

(a) within a reasonable time of service of such action, provide written notice thereof to the Corporation, provided that the Security Trustee or Purchaser, as the case may be, shall have no liability to the Corporation for any failure to provide or delay in providing such notice; and

(b) consult in good faith with the Corporation regarding the defence of such action and, subject to reasonable requirements to preserve lawyer/client confidentiality, provide to the Corporation, at the expense of the Corporation, all such information with respect to the action as is known to the Security Trustee or Purchaser, as the case may be, and requested by the Corporation, acting reasonably;

provided that nothing contained in this section 11.3 shall permit the Corporation or any counsel or other representative of the Corporation, to represent, or conduct the defence, of the Security Trustee or Purchaser or any other Person with respect to such action.

11.4 Security Trustee Negligence

Notwithstanding anything herein contained foregoing, if and to the extent that the Corporation is required to indemnify the Security Trustee hereunder or under the Security Trust and Acknowledgement Agreement in respect of any loss or damage that is determined by a final, non-appealable judgment of a court of competent jurisdiction to be caused by or attributable to the negligence of the Security Trustee, the Purchasers will contribute 50% of the amount of such indemnity obligation.

12. REGISTRATION; EXCHANGE; SUBSTITUTION OF DEBENTURES

12.1 Registration of Debentures

The Corporation shall keep at its principal executive office a register for the registration, and registration of transfers, of Debentures. The name and address of each holder of one or more Debentures, each transfer thereof and the name and address of each transferee of one or more Debentures shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Debenture shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Corporation shall not be affected by any notice or knowledge to the contrary. The Corporation shall give to any holder of a Debenture promptly upon request therefor, a complete and correct copy of the names and addresses of all registered Purchasers.

12.2 Transfer and Exchange of Debentures

Upon surrender of any Debenture to the Corporation at the address and to the attention of the designated officer for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Debenture and accompanied by the relevant name, address and other details for notices of each transferee of such Debenture or part thereof) within ten Business Days thereafter the Corporation shall execute and deliver, at the Corporation's expense (except as provided below), one or more new Debentures (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Debenture. Each such new Debenture shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1. Each such new Debenture shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Debenture or dated the date of the surrendered Debenture if no interest shall have been paid thereon. Debentures shall not be transferred in denominations of less than $100,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Debentures, one Debenture may be in a denomination of less than $100,000.

12.3 Replacement of Debentures

Upon receipt by the Corporation of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Debenture (which evidence shall be, in the case of an institutional investor, notice from such institutional investor of such ownership and such loss, theft, destruction or mutilation), the Corporation at its own expense shall execute and deliver, in lieu thereof, a new Debenture, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Debenture or dated the date of such lost, stolen, destroyed or mutilated

Debenture if no interest shall have been paid thereon.

13. AMENDMENT AND WAIVER

13.1 Requirements

This Agreement, the Debentures and the other Debenture Purchase Documents may be amended, and the observance of any term hereof or of the Debentures may be waived (either retroactively or prospectively), with (and only with) the written consent of the Corporation and the Required Purchasers, except that (a) no amendment or waiver of any of the provisions of Article 4 or any defined term as it is used in Article 4, will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (b) no such amendment or waiver may, without the written consent of each Purchaser affected thereby, (i) subject to the provisions of Article 10 relating to acceleration, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Prepayment Premium or Modified Prepayment Premium on, the Debentures, (ii) change the percentage of the principal amount of the Debentures the holders of which are required to consent to any such amendment or waiver.

13.2 Solicitation of Purchasers

(a) *Solicitation.* The Corporation will provide each holder of the Debentures (irrespective of the amount of Debentures then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Debentures. The Corporation will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 13.2 to each holder of outstanding Debentures promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite Purchasers.

(b) *Payment.* The Corporation will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide other credit support, to any Purchaser as consideration for or as an inducement to the entering into by any Purchaser of any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, rateably to each Purchaser then outstanding even if such holder did not consent to such waiver or amendment.

13.3 Binding Effect, Etc.

Any amendment or waiver consented to as provided in this Article 13 applies equally to all Purchasers and is binding upon them and upon each future Purchaser and upon the Corporation without regard to whether such Debenture has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Corporation and the holder of any Debenture nor any delay in exercising any rights hereunder or under any Debenture shall operate as a waiver of any rights of any holder of such Debenture. As used herein, the term "this Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

13.4 Debentures Held by Corporation, Etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Debentures then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Debentures or any other Debenture Purchase Document, or have directed the taking of any action provided herein or in the Debentures to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Debentures then outstanding, Debentures directly or indirectly owned by the Corporation or any of its Affiliates shall be deemed not to be outstanding.

14. GOVERNING LAW

14.1 Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Saskatchewan and the laws of Canada in effect therein.

14.2 Submission to Jurisdiction, etc.; Waiver of Jury Trial

The Corporation hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Saskatchewan. The Corporation, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right it may have to a trial by jury in any litigation based upon or arising out of this Agreement or any related instrument or agreement or any of the transactions contemplated by this Agreement or any course of conduct, dealing, statements *(whether oral or written) or action of any of them.* The Corporation shall not seek to consolidate, by counterclaim or otherwise, any such action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived. These provisions shall not be deemed to have been modified in any respect or relinquished by the parties hereto except by a written instrument executed by all of them.

14.3 Waivers

It is agreed that:

(a) *The Land Contracts (Actions) Act* (Saskatchewan) shall have no application to any action, as defined in that Act, with respect to the Debenture Purchase Documents;

(b) *The Limitation of Civil Rights Act* (Saskatchewan) shall have no application to the Debenture Purchase Documents, or any agreement renewing, extending or collateral to the Debenture Purchase Documents, and that the Act shall in no way limit the rights, power or remedies of the Security Trustee or any of the Purchasers under the Debenture Purchase Documents.

15. MISCELLANEOUS

15.1 Disclosure

Each Purchaser is hereby authorized by the Corporation to disclose, on a confidential basis, to any proposed assignee or transferee information in the possession of such Purchaser relating to the Corporation. Each Purchaser may also publicly disclose their investment in the Corporation by way of an advertisement or advertisements of the style commonly referred to as "tombstones", subject to approval

by the Corporation (such approval not to be unreasonably withheld) as to the format and text of such advertisements.

15.2 Assignments and Transfers by the Purchasers

A Purchaser may, at any time, assign or transfer all or any portion of the rights of such Purchaser hereunder to any Person which is a financial institution or which is a Person which, in the ordinary course of its business, purchases debt obligations or interests therein for its own account or as manager or trustee for others provided that:

(a) if no Default has occurred and is continuing, the Corporation shall have consented to such assignment or transfer, such consent not to be unreasonably withheld or delayed;

(b) such assignment or transfer shall not result in the Corporation paying, or being obligated to pay, at the date of such assignment or transfer any greater amounts pursuant to this Agreement than would have been the case if the assignment or transfer had not been made;

(c) the assignee or transferee shall execute and deliver to the Corporation an Acknowledgement Agreement; and

(d) any assignment or transfer by a Purchaser of less than all of its rights hereunder shall be an assignment or transfer of a portion of its Commitment in a minimum amount of $1,000,000 and an integral multiple of $100,000.

In the event of any such assignment or transfer in compliance with the foregoing conditions, the assignee or transferee shall be entitled to exercise all rights of the assigning or transferring Purchaser hereunder, or such portion thereof as may have been assigned or transferred, and the assigning or transferring Purchaser be released from all of its obligations with respect to such rights, including without that portion of its Commitment to Purchase Debentures so assigned or transferred.

15.3 Participations by a Purchaser

A Purchaser may at any time sell to any Person which is a financial institution or which is a Person which, in the ordinary course of its business, purchases debt obligations or interests therein for its own account or as trustee for others, participating interests in all or any of the rights of such Purchaser hereunder, provided however that:

(a) no such participation will relieve such Purchaser from its Commitments or its other obligations hereunder or under any of the other Debenture Purchase Documents;

(b) such Purchaser will remain solely responsible for the performance of its Commitments and such other obligations;

(c) the Corporation will continue to deal solely and directly with such Purchaser in connection with such Purchaser's rights and obligations under the Debenture Purchaser Documents; and

(d) the Corporation will not be required to pay any amount pursuant to this Agreement that is greater than the amount which it would have been required to pay had no participating interest been sold.

15.4 Nature of Obligations under this Agreement

(a) Obligations Separate: The obligations of each Purchaser under this Agreement are separate. The failure of any Purchaser to carry out its obligations hereunder will not relieve the other Purchasers, or the Corporation of any of their respective obligations under the Debenture Purchase Documents; and

(b) No Liability for Failure by Other Purchasers: No Purchaser will be liable or otherwise responsible for the obligations of any other Purchaser under the Debenture Purchase Documents.

15.5 Severability

If any of the provisions of this Agreement shall be unenforceable, illegal or invalid in any jurisdiction, the validity and enforceability of such provisions in any other jurisdiction shall not be impaired thereby nor shall the enforceability and validity of any other provisions of this Agreement be impaired thereby.

15.6 Remedies and Waivers

No failure to exercise, and no delay in exercising, on the part of the Security Trustee or any Purchaser, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

15.7 Notices

(a) Unless otherwise expressly provided, any notice, consent, demand or other communication required or permitted to be given or made hereunder will be in writing and will be sufficiently given or made if given or made at the address set forth opposite the name of each party on the signature pages of this Agreement, or in the case of the Security Trustee, at the address set forth in the Security Trust and Acknowledgement Agreement to be made between the Corporation and the Security Trustee pursuant to this Agreement.

(b) Any notice or other communication given or made in accordance with this section 15.7 will be deemed to have been given or made on the same day and to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Business Day and that such notice is received prior to 4:00 p.m. local time of the recipient (unless a different time is expressly provided herein) and, if such day is not a Business Day or if notice is received after 4:00 p.m. local time of the recipient (or such other time), on the first Business Day thereafter; provided, however, that notices to the Security Trustee pursuant to Article 3 or 4 shall be effective only on actual receipt.

(c) Each party may change its address and facsimile numbers for the purposes of this section 15.7 by written notice given in the manner provided in this section 15.7 to the other parties.

(d) Any verbal instructions given by the Corporation in relation to this Agreement shall be at the risk of the Corporation and no the Purchaser will have any liability for any error or

omission in such verbal instructions or in the interpretation or execution thereof by the Purchaser, provided the Purchaser, acted without gross negligence or wilful misconduct in the circumstances. Such Purchaser will notify the Corporation of any conflict or inconsistency between any written confirmation of such verbal instructions received from the Corporation and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to such Purchaser.

15.8 Time of the Essence

Time shall be of the essence of this Agreement.

15.9 Maximum Interest Rate

Nothing contained in the Debenture Purchase Documents shall require the Corporation at any time to pay interest at a rate exceeding the Maximum Permissible Rate. If interest payable by the Corporation on any date would exceed the maximum amount permitted by the Maximum Permissible Rate, such interest payment shall automatically be reduced to such maximum permitted amount, and interest for any subsequent period, to the extent less than the maximum amount permitted for such period by the Maximum Permissible Rate, shall be increased by the unpaid amount of such reduction. Any interest actually received for any period in excess of such maximum amount permitted for such period shall be deemed to have been applied as a prepayment of the Advances. For the purposes of this section, "**Maximum Permissible Rate**" means, with respect to interest payable on any amount, the rate of interest on such amount that, if exceeded, could, under applicable law, result in (a) civil or criminal penalties being imposed on the payee or (b) the payee's being unable to enforce payment of (or, if collected, to retain) all or any part of such amount or the interest payable thereon.

15.10 Further Assurances

The Corporation shall promptly execute and deliver, upon request of the Security Trustee or the Purchasers, all such other and further documents, agreements, opinions, certificates and instruments and further assurances as may be reasonably required by the Security Trustee or the Purchasers to carry out the intent of this Agreement.

15.11 Counterparts

This Agreement and any document delivered pursuant hereto may be executed and delivered by facsimile and in separate counterparts and by the parties in separate documents, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

IN WITNESS OF WHICH, the parties have executed this Agreement on ____________________, 2006.

Address For Notice	**TERRA GRAIN FUELS INC.**
1570 - 2002 Victoria Ave Regina, Saskatchewan S4P 0R7	By: Name: Title:
Attention: President	By: Name: Title:
Fax No.: 306.546.4419	

Address For Notice

1800 – 1874 Scarth St.
Regina, Saskatchewan
S4P 4B3

Attention: Chief Financial Officer
Fax No.: 306.787.6926

INVESTMENT SASKATCHEWAN INC., as Purchaser

By:
Name:
Title:

By:
Name:
Title:

Address For Notice

202 – 1919 Rose Street
Regina, Sasktachewan
S4P 3P1

Attention: President and CEO
Fax No.: 306.791.4848

PFM CAPITAL INC.,
as Purchaser

By:
Name:
Title:

By:
Name:
Title:

Address For Notice	**SASKWORKS VENTURE FUND INC. (SASKWORKS DIVERSIFIED), as Purchaser**
202 – 1919 Rose Street Regina, Sasktachewan S4P 3P1	By: Name: Title:
Attention: President and CEO Fax No.: 306.791.4848	By: Name: Title:

Address For Notice 202 – 1919 Rose Street Regina, Sasktachewan S4P 3P1 Attention: President and CEO Fax No.: 306.791.4848	**SASKWORKS VENTURE FUND INC. (SASKWORKS SASKWORKS RESOURCES), as Purchaser** By: Name: Title: By: Name: Title:

Address For Notice

202 – 1919 Rose Street
Regina, Sasktachewan
S4P 3P1

Attention: President and CEO
Fax No.: 306.791.4848

PRAIRIE VENTURES FUND LIMITED PARTNERSHIP, by its general partner, PFM FUND OPERATIONS INC.
as Purchaser

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A

FORM OF OFFICER'S COMPLIANCE CERTIFICATE

[*see reference in Section 5.1(f), Section 9.1 (d*]

TO: THE PURCHASERS UNDER THE DEBENTURE PURCHASE AGREEMENT DESCRIBED BELOW

On behalf of Terra Grain Fuels Inc. (the "Corporation"), I, ________________, hereby certify that:

1. I am the **[NTD: describe position or office held]** of the Corporation.

2. I am familiar with and have examined the provisions of the Debenture Purchase Documents. Capitalized terms not otherwise defined in this Certificate will have the meanings given to them in the Debenture Purchase Agreement dated as of August 25, 2006 between, the Corporation, Investment Saskatchewan Inc., PFM Capital Inc. and the other Purchasers from time to time party thereto (the "Debenture Purchase Agreement").

3. I have made reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Corporation and based on the foregoing and as of the date of this Certificate:

   (a) to the best of my knowledge, no Default or Event of Default by or with respect to the Corporation has occurred under the Debenture Purchase Documents which has not been previously disclosed in writing to the Purchasers;

(If the above is not correct state the nature of such Default or Event of Default and the reference in the appropriate Debenture Purchase Document and provide particulars of steps being taken to remedy or cure the Default or Event of Default.)

   (b) to the best of my knowledge, no event or occurrence has occurred which constitutes, or through the giving of notice or lapse of time or both would constitute, a Material Adverse Change with respect to the Corporation which has not been previously disclosed in writing to the Purchasers;

   (If the above is not correct state the nature of such Material Adverse Change and provide particulars of steps, if any, being taken to remedy such Material Adverse Change.)

(following paragraphs (c) and (d) only required in Officer's Compliance Certificate for the Corporation delivered after first three fiscal quarters of fiscal year)

   (c) in respect of the quarter ending immediately prior to the date of this Certificate (the "Quarter"):

      (i) the Current Ratio at the end of the Quarter was __________;

      (ii) the ratio of EBITDA to Fixed Charges at the end of the Quarter was ____________;

(iii) the ratio of Total Debt to EBITDA at the end of the Quarter was _______________;

(iv) the ratio of Total Debt to Total Capitalization at the end of the Quarter was ______%;

(v) Shareholders Equity at the end of the Quarter was $__________; and

and attached as Exhibit I hereto are particulars of the aforesaid calculations;

(d) attached as Exhibit II hereto are particulars of:

(i) all dispositions of property or assets (other than sales of inventory in the ordinary course of business) by the Corporation during the Quarter;

(ii) Investments made by the Corporation during the Quarter;

(iii) Debt incurred by the Corporation during the Quarter;

(iv) Contingent Obligations assumed by the Corporation during the Quarter.

(following paragraphs (c) and (d) only required in Officer's Compliance Certificate for the Corporation delivered after final quarter of fiscal year)

(c) in respect of the fiscal year ending immediately prior to the date of this Certificate (the "Fiscal Year"):

(i). the Current Ratio at the end of the Fiscal Year was __________;

(ii) the ratio of EBITDA to Fixed Charges at the end of the Fiscal Year was _____________;

(iii) the ratio of Total Debt to EBITDA at the end of the Fiscal Year was _______________;

(iv) the ratio of Total Debt to Total Capitalization at the end of the Fiscal Year was ______%;

(v) Shareholders Equity at the end of the Fiscal Year was $__________; and

and attached as Exhibit I hereto are particulars of the aforesaid calculations;

(d) attached as Exhibit II hereto are particulars of:

(j) all dispositions of property or assets (other than sales of inventory in the ordinary course of business) by the Corporation during the Fiscal Year;

(ii) Investments made by the Corporation during the Fiscal Year;

(v) Debt incurred by the Corporation during the Fiscal Year;

(vi) Contingent Obligations assumed by the Corporation during the Fiscal Year.

(The information in paragraph (c) above and any applicable calculations thereof in Exhibit I are required only in respect of the periods contemplated by Sections 9.1(e) of the Debenture Purchase Agreement.)

DATED at ______________________________, this ______ day of _______________, 200__.

____
Name:
Title:

EXHIBIT I

(PARTICULARS OF PARAGRAPH 3(c) CALCULATIONS)

EXHIBIT II

(PARTICULARS OF DISPOSITIONS, INVESTMENTS, DEBT AND CONTINGENT OBLIGATIONS)

SCHEDULE B

PURCHASERS' COMMITMENTS

[*see reference in Schedule X to "Purchaser's Purchase Commitment"*]

Purchasers	Cdn $	%
Investment Saskatchewan Inc.	$ 29,600,000	74%
PFM Capital Inc.	$ 2,570,000	6.425%
SaskWorks Venture Fund Inc. (SaskWorks Diversified)	$ 4,500,000	11.25%
SaskWorks Venture Fund Inc. (SaskWorks Resources)	$ 330,000	0.825%
Prairie Ventures Fund Limited Partnership	$ 3,000,000	7.5
Total:	**$40,000,000**	100%

SCHEDULE C

SECURITY

[see references in Sections 5.1(b), 5.3(b), 5.4(a), 6.1, 6.2, 6.3, and 6.4]

1. Indenture, mortgage and security agreement of the Corporation to the Security Trustee on behalf of the Purchasers creating, subject only to Permitted Liens having priority by operation of law or by written agreement of the Required Purchasers, a security interest in all the Corporation's present and after-acquired property of whatever nature and kind.

2. Assignment by the Corporation to the Security Trustee, on behalf of the Purchasers, of all Project Contracts, together with, when required under the terms of this Agreement, consents, acknowledgements and agreements, in such form as may be satisfactory to the Required Purchasers, from all other parties to such Project Contracts.

3. Assignment by the Corporation to the Security Trustee, on behalf of the Purchasers, of all Governmental Approvals, together with, when required under the terms of this Agreement, consents, acknowledgments and agreements (which term shall include any comfort letter or other non-binding form of consent as might customarily be obtained), in such form as may be satisfactory to the Required Purchasers, from the Governmental Body issuing such Governmental Approval.

SCHEDULE D

FORM OF COMMISSIONING CERTIFICATE

[*see reference in Section 9.3(a)*]

To: The Purchasers (as hereinafter defined)

Re: Issue and sale by Terra Grain Fuels Inc. (the "Corporation") of up to $40,000,000 of Subordinated Debentures (the "Debentures") made available pursuant to a debenture purchase agreement dated as of August 25, 2006 between the Corporation, Investment Saskatchewan Inc., PFM Capital Inc. and the other Purchasers from time to time party thereto, as such agreement may be amended, replaced or supplemented from time to time (the "Debenture Purchase Agreement")

This Commissioning Certificate is delivered to you pursuant to the provisions of the Debenture Purchase Agreement.

All capitalized terms defined in the Debenture Purchase Agreement and used herein shall have the meaning set out in the Debenture Purchase Agreement.

We hereby certify that:

1. We have read the provisions of the Debenture Purchase Agreement which are relevant to the furnishing of this Commissioning Certificate.

2. We have made such examinations or investigations as were, in our opinion, necessary to enable us to express an opinion on the matters contained herein, including without limitation, a review or examination of the following:

    (a) the Debenture Purchase Agreement; and

    (b) all tests and test results, schedules, design and engineering reports and specifications, construction reports, procurement reports and other information of which we are aware which we have considered necessary or appropriate for purposes of this opinion;

3. In our opinion, as of the date hereof, Commissioning has occurred.

In arriving at the opinions expressed in this Certificate, we have used the standards of care, skill and diligence normally considered necessary for work of a similar nature.

DATED this _____ day of ____________________, 200__.

[NAME OF INDEPENDENT ENGINEER]

Per: ______________________________

Per: ______________________________

SCHEDULE E

FORM OF COMPLETION CERTIFICATE

[see reference in Section 9.3(a)]

To: The Purchasers (as hereinafter defined)

Re: Issue and sale by Terra Grain Fuels Inc. (the "Corporation") of up to $40,000,000 of Subordinated Debentures (the "Debentures") made available pursuant to a debenture purchase agreement dated as of August 25, 2006 between the Corporation, Investment Saskatchewan Inc., PFM Capital Inc. and the other Purchasers from time to time party thereto, as such agreement may be amended, replaced or supplemented from time to time (the "Debenture Purchase Agreement")

This Completion Certificate is delivered to you pursuant to the provisions of the Debenture Purchase Agreement.

All capitalized terms defined in the Debenture Purchase Agreement and used herein shall have the meaning set out in the Debenture Purchase Agreement.

We hereby certify that:

1. We have read the provisions of the Debenture Purchase Agreement which are relevant to the furnishing of this Completion Certificate.

2. We have made such examinations or investigations as were, in our opinion, necessary to enable us to express an opinion on the matters contained herein, including without limitation, a review or examination of the following:

   (a) the Debenture Purchase Agreement; and

   (b) all tests and test results, schedules, design and engineering reports and specifications, construction reports, procurement reports and other information of which we are aware which we have considered necessary or appropriate for purposes of this opinion.

3. In our opinion, as of the date hereof, Completion has occurred.

In arriving at the opinions expressed in this Certificate, we have used the standards of care, skill and diligence normally considered necessary for work of a similar nature.

DATED this _____ day of ____________________, 200__.

[NAME OF INDEPENDENT ENGINEER]

Per: ______________________________

Per: ______________________________

SCHEDULE F

FORM OF PROGRESS CERTIFICATE

[see reference in Section 9.1(d)(vi)]

PROJECT: CONSTRUCTION OF ETHANOL PLANT NEAR BELLE PLAINE, SASKATCHEWAN

CORPORATION: TERRA GRAIN FUELS INC.

DATE OF CERTIFICATE: ◆

CORPORATION'S ENGINEER: ◆

This Certificate is delivered pursuant to the terms of a Debenture Purchase Agreement (the "Agreement") dated as of August 25, 2006 between the Corporation, Investment Saskatchewan Inc., PFM Capital Inc. and the other Purchasers from time to time party thereto which we have reviewed and a requested Purchase under the Agreement.

All capitalized terms defined in the Agreement and used herein shall have the meaning set out in the Agreement.

[BASIS FOR CERTIFICATE – INSPECTIONS, ETC.]

We hereby certify to and for the benefit of the Purchasers that:

1. We have received from the Corporation and reviewed copies of all invoices, receipts or other evidence reasonably satisfactory to us demonstrating that:

   (a) the Project Costs to be paid by the Purchase to which this Certificate applies are Budgeted Project Costs; and

   (b) the Project Costs to be paid by the Purchase to which this Certificate applies are due and payable, have been paid (______________ from previous Purchases or the proceeds of Subordinated Contributions) or will become due and payable in the next 30 days.

2. Attached is a schedule of the amounts and payees in respect of the Project Costs to be paid by the Purchase to which this Certificate applies and a Project Costs summary.

3. The amount of the Project Costs to achieve Completion is Cdn.$◆.

4. After giving effect to the requested Purchase, the unadvanced authorized principal amount of the Debentures is not less than the amount of the Project Costs to achieve

Completion.

5. The Project is being developed substantially in accordance with the Project Budget, EPC Contract and ◆ except:

◆

6. Our best estimate of the Completion Date is____________________, 200__.

[NAME OF CORPORATION'S ENGINEER]

Per: ______________________________

Per: ______________________________

SCHEDULE G

FORM OF PURCHASE REQUEST

[see reference in Section 3.3]

TO: **[specify the Purchaser]**

RE: DEBENTURE PURCHASE AGREEMENT dated as of August 25, 2006 between the Corporation, Investment Saskatchewan Inc., PFM Capital Inc. and the other Purchasers from time to time party thereto (such Debenture Purchase Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the "Debenture Purchase Agreement")

1. The Corporation hereby irrevocably requests that a Purchase of Debentures be made by the Purchasers, as follows:

(a)	Purchase Date	**[specify proposed Purchase Date]**;	
(b)	Debentures Sold (Aggregate Amount)	**[specify aggregate amount of Debentures to be issued and sold]**;	
(c)	Purchaser's Rateable Portion of Debentures Sold	Investment Saskatchewan Inc.	74%
		PFM Capital Inc.	6.425%
		SaskWorks Venture Fund Inc. (SaskWorks Diversified)	11.25%
		SaskWorks Venture Fund Inc. (SaskWorks Resources)	0.825%
		Prairie Ventures Fund Limited Partnership	7.5%
		[Revise list to reflect rateable portions of additional syndicate members]	

2. The undersigned hereby certifies to the Purchasers that as of the date of this Notice:

   (a) no Default or Event of Default has occurred and is continuing nor will any Default or Event of Default result after giving effect to the Purchase contemplated herein; and

(b) all conditions precedent contained in the Debenture Purchase Agreement for the Purchase will be satisfied in full on the Purchase Date; and

(c) no Material Adverse Change has occurred with respect to the Corporation and all representations and warranties contained in the Debenture Purchase Documents are true and correct on the date hereof, save as provided in Exhibit I hereto, all of which has been waived by the Required Purchasers.

3. This Purchase Request is irrevocable.

4. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Debenture Purchase Agreement.

DATED this _____ day of ___________________, 200__.

TERRA GRAIN FUELS INC.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

EXHIBIT I

SCHEDULE H

LANDS

[See reference in Section 8.1(k)]

Surface Parcel #102697072 ref SE Sec 22 Twp 17 Rge 24 W2 Ext. 0 as described on Certificate of Title 00MJ08576A

SCHEDULE I

PROJECT CONTRACTS

[See references in Sections 6.3(a) and 8.1(aa)]

Pre-Development Agreement dated effective April 24, 2006 between the Corporation and EllisDon/VCM in Joint Venture

Agreement in Principle made as of July 10, 2006 between Saskferco Products Incl. and the Corporation

SCHEDULE J

CORPORATION INFORMATION

[see references in Sections 8.1(c) and 9.2(m)]

Predecessor Names:

None

Capital Stock:

(a) Authorized Capital: The Corporation is authorized to issue unlimited numbers of Class A Common Voting Shares, Class B Common Non-Voting Shares and Class C Redeemable Preferred Non-Voting Shares

(b) Issued and outstanding shares:

- 8,848,000 Class A common shares (includes 1,875,000 Class A Common Share that have been offered for sale but not issued on the Initial Closing Date)

(c) Shareholders:

Terra Grain Fuels Holdings Inc.

Head Office:

1570 - 2002 Victoria Ave
Regina, Saskatchewan
S4P 0R7

Real Property:

(a) Owned: See Schedule H

(b) Leased: none

Jurisdiction of Incorporation:

Incorporated on May 24, 2006, pursuant to the *Canada Business Corporations Act*

Jurisdictions in which its property other than accounts receivable is located:

None

Capital Stock Holdings:

None

SCHEDULE K

LITIGATION AND LABOUR DISCLOSURE

[See reference in section 8.1(r)]

Nil.

SCHEDULE L

GOVERNMENTAL APPROVALS

[See references in Sections 6.3(a) and 8.1(bb)]

Letter dated July 27, 2006 from Saskatchewan Environment to the Corporation confirming "no development".

SCHEDULE M

FORM OF ACKNOWLEDGEMENT AGREEMENT

[see reference in Section 15.2]

TO: TERRA GRAIN FUELS INC.

AND TO: THE PURCHASERS UNDER THE DEBENTURE PURCHASE AGREEMENT DESCRIBED BELOW

Re: Issue and sale by Terra Grain Fuels Inc. (the "Company") of up to $40,000,000 of Subordinated Debentures (the "Debentures") made available pursuant to a debenture purchase agreement dated as of August 25, 2006 between the Company, Investment Saskatchewan Inc., PFM Capital Inc. and the other Purchasers from time to time party thereto, as such agreement may be amended, replaced or supplemented from time to time (the "Debenture Purchase Agreement")

Capitalized terms not otherwise defined in this Acknowledgement Agreement will have the meanings given to them in the Debenture Purchase Agreement.

1. ◆ (the "New Purchaser") acknowledges that it has acquired, effective _______________ (the "Effective Date") from ◆ (the "Assignor") an interest in the Assignor's right to purchase Debentures under the Debenture Purchase Agreement in an amount equal to the Commitment described in paragraph 4 below and, accordingly, the New Purchaser has agreed, in accordance with Section 15.2 of the Debenture Purchase Agreement, to execute this Acknowledgement Agreement and deliver an original of it to the Assignor, and a copy to each of the other Purchasers and the Corporation.

2. The New Purchaser acknowledges that copies of the Debenture Purchase Agreement and the existing Security have been made available to it for review and acknowledges that it is satisfied with the form and substance of such Debenture Purchase Documents.

3. The New Purchaser, by its execution and delivery of this Acknowledgement Agreement, acknowledges and agrees that from and after the date hereof it will be a Purchaser under the Debenture Purchase Agreement and agrees to be bound by and to perform, when required, all of the terms, conditions and covenants of the Debenture Purchase Agreement applicable to a Purchaser; but its liability to Purchase Debentures will be limited to its Commitment identified in paragraph 4 below subject to the provisions of the Debenture Purchase Agreement.

4. The New Purchaser confirms that its Commitment under the Debenture Purchase Agreement will be ◆% of the aggregate Purchaser's Purchase Commitments.

5. From the Effective Date the New Purchaser hereby assumes and agrees to be bound by all covenants, obligations and liabilities of the Assignor as Purchaser under the Debenture

Purchase Agreement to the extent of the New Purchaser's Commitment as provided for herein and the Assignor is hereby released and forever discharged from such covenants, obligations and liabilities to the same extent but only in respect of such covenants, obligations and liabilities arising from and after the Effective Date and the Corporation's recourse under the Debenture Purchase Documents in respect of that portion of the Commitment hereby assigned will be to the New Purchaser only and its successors and permitted assigns.

6. Notices will be given to the New Purchaser in the manner provided for in the Debenture Purchase Agreement at the following address:

   [New Purchaser]
   ◆
   Attention: ◆
   Telecopy No.: ◆

7. This Acknowledgement Agreement will be binding upon the New Purchaser and its successors and permitted assigns.

8. This Acknowledgement Agreement will become effective, as of the Effective Date, upon execution and delivery hereof by the New Purchaser.

DATED this ______ day of ______________________, 20___.

[New Purchaser]

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

The Assignor hereby acknowledges the above Acknowledgement Agreement and agrees that its Commitment is reduced by an amount equal to the Commitment described in paragraph 4 above.

◆ [Assignor]

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

SCHEDULE X

DEFINITIONS

"**Acknowledgement Agreement**" means an agreement in the form attached hereto as Schedule M;

"**Affiliate**" means:

(a) with respect to a Person, any other Person who, directly or indirectly, beneficially owns Capital Stock of the first Person carrying more than 10% of the voting rights attached to all Capital Stock of the first Person for the time being outstanding;

(b) any director (or Person exercising similar powers) or officer of the first Person;

(c) any Person controlled, directly or indirectly, by any one or more of the Persons set out in clause (a) or (b) of this definition;

where, for the purposes of clause (c) of this definition, a Person is "controlled" by another Person if the second Person has the right, through the exercise of voting rights (whether attached to securities of the first Person or by virtue of a membership interest in the first Person or otherwise), by agreement or otherwise, to elect a majority of the directors (or Persons exercising similar powers) of the first Person;

"**Budgeted Project Costs**" means each of the Project Costs described as a line item in the summary page of the Project Budget (including associated contingency amounts);

"**Business Day**" means a day, excluding Saturday and Sunday, on which banking institutions are generally open for business in Toronto, Ontario and Regina, Saskatchewan;

"**Canadian Dollars**" or "**Cdn.$**" means the lawful currency of Canada;

"**Capital Stock**" means, with respect to any Person, any and all present and future shares, partnership or other interests, participations or other equivalent rights in the Person's capital, however designated and whether voting or non-voting and any securities entitling the holders to acquire any such shares, interests or rights including, without limitation, preferred stock, common shares and warrants to purchase any of the foregoing;

"**Capitalized Lease Obligation**" means for any Person, all obligations of such Person, as lessee, under agreements for the lease or rental of real or personal property that, in accordance with GAAP, are required to be capitalized;

"**Certificate of Officer**" means the certificate of the President, Chief Financial Officer or other senior officer of the Corporation certifying as to incumbency and other corporate matters, the solvency of the Corporation, the state of any claims against the Corporation, the granting of certain security as being in the best interests of the Corporation and other matters as may be required by the Required Purchasers and containing an acknowledgement that the Purchasers and the Purchasers' Counsel shall be entitled to rely upon the accuracy of the certifications contained in such certificate;

"**Chief Financial Officer**" means that person responsible for reporting to the board of directors of the Corporation on the financial condition and performance of the Corporation or any person designated as such;

"**Commissioning**" means the achievement of substantial completion of the Improvements and the Fuel Ethanol plant being ready for producing Fuel Ethanol;

"**Commissioning Certificate**" means a certificate of the Independent Engineer, delivered to the Agent and the Purchasers, in the form attached hereto as Schedule D;

"**Commissioning Date**" means the date of delivery of the Commissioning Certificate to the Agent;

"**Completion**" means:

(a) the Commissioning Date has occurred;

(b) the Improvements are in commercial production;

(c) all equipment forming part of or necessary for the operation of the Improvements has been properly installed and is functioning for its intended purpose;

(d) appropriate production processes and quality controls for the operation of the Improvements have been introduced; and

(e) the Improvements are producing Fuel Ethanol at a rate equal to or greater than the nameplate production capacity (being 150,000,000 litres per year) thereof;

"**Completion Date**" means the date on which the completion certificate of the Independent Engineer in substantially the form attached hereto as Schedule E is delivered to the Agent;

"**Contaminant**" means, without limitation, any pollutants, dangerous substances, liquid waste, industrial waste, hauled liquid waste, toxic substances, hazardous wastes, hazardous materials, hazardous substances or contaminants, including any of the foregoing as defined in any Environmental Law, which:

(a) pose a hazard to any real property owned legally or beneficially by or leased by the Corporation, or pose a hazard to persons on or about any such property, or

(b) cause, or could be reasonably expected to cause, any such property to be in violation of any Environmental Law;

"**Contingent Obligation**" means, as to any Person, any obligation of such Person guaranteeing or in effect guaranteeing any indebtedness, liability or obligation of any second Person, or otherwise to assure or hold harmless any second Person against loss arising from any indebtedness, liability or obligation of a third Person to such second Person;

"**Corporation**" means Terra Grain Fuels Inc., a corporation incorporated under the *Canada Business Corporations Act*;

"**Corporation's Counsel Opinion**" means one or more opinion letters of legal counsel for the Corporation (who shall be acceptable to the Purchasers, acting reasonably) as to the status, power and capacity of the Corporation; the due authorization, execution and delivery and the legal, valid and binding effect and enforceability of the Debenture Purchase Documents to which the Corporation is a party; and such other matters as may be reasonably required by the Purchasers, any such opinion letter to be addressed to the Purchasers and the Purchasers' Counsel;

"**Critical Governmental Approvals**" means all Governmental Approvals considered by Purchasers' Counsel, acting reasonably and in consultation with the Agent, to be critical to the construction or operation of the Project;

"**Critical Project Contracts**" means Project Contracts which are:

(a) engineering, procurement and construction contracts;

(b) Fuel Ethanol off-take agreements having a term of greater than one year and providing for the sale by the Corporation of more than 15,000,000 litres of Fuel Ethanol thereunder on an annual basis;

(c) contracts for the acquisition, construction or installation of any equipment having a purchase price of $50,000 or more, together with all warranty and maintenance contracts relating thereto; or

(d) considered by the Agent, acting reasonably, to be critical to the construction or operation of the Project;

(e) contracts for the acquisition of feedstock having a term of greater than one year and providing for the purchase by the Corporation of more than 10% of the Corporation's annual feedstock requirements;

"**Current Assets**" means, at any time, all current assets of the Corporation at such time, determined in accordance with GAAP;

"**Current Liabilities**" means, at any time, all current liabilities of the Corporation at such time, determined in accordance with GAAP;

"**Current Ratio**" means, at any time, the ratio of the Corporation's Current Assets to its Current Liabilities.

"**Debenture Purchase Documents**" means the Debentures, this Agreement, all present and future Security, the Subordination Agreements and all other present and future agreements, documents, certificates and instruments delivered by the Corporation to the Security Trustee or any Purchaser pursuant to or in respect of any such documents, in each case as the same may from time to time be supplemented, amended or restated;

"**Debentures**" has the meaning given in section 2.1;

"**Debt**" of any Person means, without duplication, the aggregate of the following amounts, calculated in accordance with GAAP:

(a) all Debt for Borrowed Money of such Person, including Contingent Obligations and other obligations with respect to bankers' acceptances, letters of credit and letters of guarantee;

(b) all indebtedness of such Person for the deferred purchase price of property or services, not including trade payables incurred in the ordinary course of business;

(c) all indebtedness created, arising or secured under any conditional sale or other title retention agreement as security with respect to property of such Person (even though the rights and remedies of the seller or secured party under such agreement in the event of default are limited to repossession or sale of such property);

(d) all obligations under synthetic leases or sale and leaseback transactions;

(e) the aggregate amount at which any Capital Stock or other equity interests in such Person which are redeemable or retractable, whether mandatorily upon the occurrence of specified events or otherwise at the option of the holder thereof may be retracted or redeemed;

(f) all Contingent Obligations in respect of performance or security bonds;

(g) the Settlement Value of each Derivative Contract of such Person;

(h) all liabilities upon which such Person customarily pays interest, not including trade payables incurred in the ordinary course of business; and

(i) all Debt Guaranteed by such Person;

"**Debt for Borrowed Money**" means, at any time, all items outstanding at such time which would, in accordance with GAAP, be classified as a liability on a balance sheet of a Person or in the notes thereto and which would be included in determining obligations in respect of borrowed money or in respect of any credit or credit facility extended to, or established in favour of, a Person and, to the extent not otherwise included pursuant to the preceding provisions of this definition shall include, without limitation and without duplication, all Capitalized Lease Obligations and all Contingent Obligations of such Person with respect to borrowed money or credit or credit facilities established in favour of any Person to the extent such obligations are treated as a liability under GAAP. ;

"**Debt Guaranteed**" by any Person means the maximum amount which may be outstanding at any time of all Debt of the kinds referred to in clauses (i) through (viii) of the definition of Debt which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire, or in respect of which such Person has otherwise assured a creditor against loss by means of an indemnity, security or bond;

"**Debt Payments**" means, on any date, collectively, the aggregate amount of principal, interest and fees payable by the Corporation during the most recently completed four fiscal quarters of the Corporation with respect to its Debt, whether or not actually paid;

"**Default**" means an event which, with the giving of notice or the passage of time or both, would constitute an Event of Default;

"**Derivative Contracts**" means any interest rate swap, basis swap, forward rate transaction, currency hedging or swap transaction, cap transaction, floor transaction, collar transaction, future contract or other similar transaction or any option or derivative with respect to such a transaction, whether relating to interest rate, currencies, commodities or otherwise;

"**EBITDA**" means, on any day, Net Income before Interest Expense, Taxes on Net Income and depreciation and amortization for the four complete fiscal quarters of the Corporation immediately preceding such day, all as determined in accordance with GAAP,

"**Environmental Activity**" means any past, present or proposed future activity, event or circumstance in respect of a Contaminant, including its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into the natural environment, including the movement through or in the air, soil, surface water or ground water;

"**Environmental Laws**" means any and all applicable federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and authorizations relating to the environment, occupational health or safety or any Environmental Activity;

"**EPC Contract**" means the Corporation's fixed price engineering, procurement and construction contract having terms satisfactory to the Investors and to be made with Delta T Corp. and financial backed by EllisDon Corp. providing for a fixed price commitment relative to not less than 95% of the total budgeted construction costs for the Project, as amended from time to time in accordance herewith;

"**Equity Issue**" means, collectively, each issue of Capital Stock by the Corporation made after the date hereof;

"**Event of Default**" shall have the meaning ascribed thereto in section 10.1

"**Financial Statements**" means the financial statements of the Corporation, including audited annual financial statements and unaudited interim financial statements each consisting of a balance sheet, statement of earnings, statement of retained earnings and a statement of cash flows for such year, together with the notes thereto, all prepared in accordance with GAAP;

"**Fixed Charges**" means, at any date, without duplication, the aggregate of (a) Interest Expense of the Corporation for the twelve month period following such date, plus (b) proforma scheduled payments of principal on account of Debt to be made during the twelve month period following such date; plus (c) Income Tax Expense for the twelve month period following such date, determined in each case in accordance with GAAP;

"**Fuel Ethanol**" means ethyl alcohol with up to 5% denaturant by volume produced from biomass or other renewable feedstock for use in vehicles in a mixture of gasoline or diesel or for use as in input for gasoline production, but does not include ethanol produced from petroleum, natural gas or coal;

"**GAAP**" means the generally accepted accounting principles in effect from time to time of the Canadian Institute of Chartered Accountants including those set out in the Canadian Institute of Chartered Accountant's Handbook, as the same are generally applicable to entities in like industries as the Corporation in Canada;

"**Governmental Approval**" means any authorization, permit, approval, grant, licence, consent, right, privilege, registration, filing, order, commitment, judgment, direction, ordinance, decree or like instrument or affirmation issued or granted by any Governmental Body, excluding any term supply license;

"**Governmental Body**" means any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board or court or other law, regulation, or rule making entity (including a Minister of the Crown) having jurisdiction on behalf of Canada or any province, municipality or district, or any subdivision thereof;

"**Improvements**" means the annual 150,000,000 litre per year Fuel Ethanol facility to be constructed on the Lands and related facilities, utilities, accessions and other components, as more particularly described in the EPC Contract and the Project Budget;

"**Income Tax Expense**" means, for any period the aggregate of all taxes paid or payable by the Corporation based on the income, capital or business for such period.

"**Independent Engineer**" means such engineer or firm of engineers as may be appointed as such from time to time by the Required Purchasers, and shall initially be Don O'Connor;

"**Initial Closing Date**" means the 25th day of August, 2006, or such other day as the Purchasers and the Corporation may agree;

"**Initial Contributions**" means equity injections acceptable to the Purchasers by the shareholders of the Corporation to the Corporation in an aggregate amount of not less than $40,000,000 plus the amount of any incremental equity contributions or Subordinated Contributions to be made in connection with any amendment to the Project Budget and EPC Contract permitted by section 9.3(h);

"**Initial Purchase Date**" means the first date on which Debentures were issued and sold by the Corporation to the Purchasers;

"**Interest Expense**" means, for any period for the Corporation, the aggregate expense incurred or to be incurred by the Corporation during such period for interest and other financing charges in connection with any Debt.

"**Insurance**" means the insurance to be maintained by the Corporation pursuant to section 9.1(o);

"**Investment**" means, with respect to any Person, any direct or indirect investment in or purchase or other acquisition of Capital Stock in any other Person, any loan or advance to any Person, or arrangement for the purpose of providing funds or credit to any Person (excluding extensions of trade credit to Persons in the ordinary course of business in accordance with customary commercial terms), or capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person, or any purchase or other acquisition of any interest in property of any other Person;

"**Lands**" means the real property situate near Belle Plaine, Saskatchewan legally described in Schedule H and any additional real property or interest therein hereafter deemed to be Lands pursuant to section 9.3(m)

"**Lien**" means:

(a) any mortgage, hypothec, lien, pledge, charge, security interest or other encumbrance (including any judgment); or

(b) any interest or title of any vendor, lessor, consignor or lender to, or other secured party of, a Person under any consignment, conditional sale or other title retention agreement or lease, upon or with respect to any property or asset of such Person; and

(c) any liens for Taxes and any liens, trusts or deemed trusts in favour of any Governmental Body of any kind whatsoever, including those relating to any Taxes and/or any amounts withheld from employees' payrolls for remittance to a taxing authority;

"**Material Adverse Change**" means a material adverse change:

(a) in the business, operations, prospects, properties, assets or condition, financial or otherwise, of the Corporation;

(b) in the ability of the Corporation to perform any of its obligations under any of the Debenture Purchase Documents; or

(c) in the priority, effectiveness or enforceability of any of the Debenture Purchase Documents to which the Corporation is a party;

"**Maturity Date**" means the date that is 60 months from the Initial Purchase Date;

"**Modified Prepayment Premium**" means the lump sum payment to be made by the Corporation in connection with any prepayment of the Debentures made by the Corporation pursuant to section 4.2(b) or 4.2(c);

"**Mortgaged Property**" means the property, whether real or personal, of the Corporation which is subject to the mortgages, charges, assignments, pledges or grants of security interest as contained in any of the Security;

"**Net Income**" means the net income of the Corporation in accordance with GAAP, but excluding, in any event:

(a) extraordinary items as determined in accordance with GAAP; and

(b) gains resulting from any reappraisal, revaluation or write-up of non-current assets;

"**Non-Material Governmental Approval**" means a Governmental Approval with respect to the construction or operation of the Project which is neither:

(a) a Critical Governmental Approval; nor

(b) a Governmental Approval whose absence could reasonably be expected to have a material adverse effect on the ability of the Corporation to own, develop, construct, maintain or operate, or to exercise or enforce any of its rights, entitlements or benefits with respect to, all or any material part of the Project;

"**Obligations**" means, with respect to the Corporation, on any day:

(a) the aggregate principal amount of all issued and outstanding Debentures

(b) all accrued and unpaid interest and fees owed under the Debentures by the Corporation; and

(c) all other amounts owed by the Corporation hereunder or under the other Debenture Purchase Documents;

"**Officer's Compliance Certificate**" means a certificate of the President, Chief Financial Officer or other senior officer of the Corporation substantially in the form attached as Schedule A to this Agreement;

"**Permitted Derivatives Contracts**" means any interest rate, commodities or foreign exchange Derivatives Contracts, including:

(a) interest rate or currency exchange or swap agreements;

(b) future contracts, including commodity futures contracts;

(c) forward exchange, purchase or sale agreements; and

(d) any other agreements to fix or hedge interest rates, foreign exchange rates or commodity prices,

entered into in the ordinary course of business and not for speculative purposes by the Corporation and the Purchasers, or any of them;

"**Permitted Investments**" means Investments in:

(a) commercial paper, deposits and other debt obligations having a maturity of one year or less from the date of issue and having a credit rating, or the issuer or grantor of which has a credit rating of:

(i) R-1 or better from Dominion Bond Rating Service Limited;

(ii) A-1 or better from Canadian Bond Rating Service;

(iii) A-1 or better from Standard & Poors Ratings Services; or

(iv) P-1 or better from Moody's Investors Service Inc.; and

(b) obligations of the United States Government or any agency thereof or the Government of Canada or any province of Canada;

"**Permitted Liens**" means:

(a) Liens in favour of the Senior Lender securing the Senior Credit Facilities;

(b) Liens for Taxes, assessments or other governmental charges or obligations the payment of which is not at the time due or delinquent or which are being contested at the time by the Corporation in good faith by proper legal proceedings if:

(i) to the extent that such Liens relate to assets which are material to the business of the Corporation, such Liens do not materially interfere with the use of such assets by the Corporation or involve any immediate danger of the sale, forfeiture or loss of such assets; and

(ii) the Corporation has made adequate reserves with respect thereto in accordance with GAAP;

(b) undetermined or inchoate Liens incidental to current operations of the Corporation which have not at such time been filed pursuant to a law against the Corporation or which relate to obligations neither due nor delinquent;

(c) the Lien of any judgment rendered or claims filed against the Corporation which the Corporation is contesting in good faith by proper legal proceedings if:

    (i) to the extent that such Liens relate to assets which are material to the business of the Corporation, such Liens do not materially interfere with the use of such assets by the Corporation or involve any immediate danger of the sale, forfeiture or loss of such assets; and

    (ii) the Corporation has made adequate reserves with respect thereto in accordance with GAAP;

(d) carriers', warehousemen's, mechanics', material-men's, repairmen's or other similar encumbrances arising in the ordinary course of business of the Corporation, the payment of which is neither due nor delinquent or which are being contested at the time by the Corporation in good faith by proper legal proceedings if:

    (i) to the extent that such Liens relate to assets which are material to the business of the Corporation, such Liens do not materially interfere with the use of such assets by the Corporation or involve any immediate danger of the sale, forfeiture or loss of such assets; and

    (ii) the Corporation has made adequate reserves with respect thereto in accordance with GAAP;

(e) encumbrances affecting real property of the Corporation which are:

    (i) title defects, encroachments, or irregularities of a minor nature; or

    (ii) restrictions, easements, rights-of-way, servitudes or other similar rights in land (including, without restriction, rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other Persons, and in each case to the extent that such encumbrances relate to real property that is material to the business of the Corporation, such Encumbrances do not materially interfere with the use of such real property of the Corporation;

(f) encumbrances affecting real property of the Corporation which are leasehold or license interests and relating to real property that is not otherwise required in the conduct of the business of the Corporation;

(g) the reservations, limitations, provisos and conditions, if any, expressed in any original grants of real property from the Crown;

(h) zoning and building by-laws and ordinances, municipal by-laws, state or provincial laws, and regulations, which do not adversely affect in any material respect the use of real property of the Corporation concerned in the operation of the business of the Corporation conducted on such real property;

(i) covenants restricting or prohibiting access to or from real property of the Corporation, abutting on controlled access highways, which do not adversely impair in any material respect the use of the real property concerned in the operation of the business of the Corporation conducted on such real property;

(j) easements, rights-of-way or similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness in the business of the Corporation, as they may be, of the lands subject to such easements, rights-of-way or similar rights;

(k) the right reserved to or vested in any municipality or government, or any statutory or public authority or landlord by the terms of any lease, license, franchise, grant or permit acquired by the Corporation or any statutory provision to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition to the continuance thereof;

(l) the encumbrance resulting from the deposit of cash or obligations as security when the Corporation is required to make such deposit by governmental or other public authority or by normal business practice in connection with contracts (other than for Debt for Borrowed Money), licenses or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same or to secure workers' compensation, surety or appeal bonds or to secure costs of litigation when required by law;

(m) public or statutory obligations which are not due or delinquent, and security given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the business of the Corporation;

(n) restrictive covenants affecting the use to which real property may be put, provided that such covenants are complied with and do not materially detract from the value of the real property concerned or materially impair its use in the operation of the business of the Corporation;

(o) Liens in favour of the Security Trustee for the benefit of the Purchasers];

(p) Liens consented to in writing by the Security Trustee, with the consent of the Required Purchasers; and

(q) Purchase Money Liens securing amounts not to exceed an aggregate principal amount of $100,000 at any time;

"**Person**" means any person as described in section 1.2 of this Agreement;

"**Prepayment Premium**" has the meaning given in section 4.2(a) of this Agreement;

"Principal Payment Commencement Date" means the first day of the calendar quarter following the earlier of:

(a) the Completion Date; and

(b) the date 24 months following the Initial Closing Date;

"**Progress Certificate**" means a certificate of the Corporation's Engineer in the form attached hereto as Schedule F;

"**Project**" means the acquisition, construction, occupancy, use, ownership and operation of the Lands and the Improvements by the Corporation;

"**Project Budget**" means the budget received and approved by the Required Purchasers, as same may be amended and supplemented from time to time pursuant to section 9.3(i) or otherwise with the consent of the Required Purchasers;

"**Project Contracts**" means all agreements of the Corporation, now in effect or hereafter entered into, in connection with, or which may have a material effect on, the completion, construction, use, occupancy, maintenance or operation (including sale of Fuel Ethanol) of the Project and all amendments, renewals or replacements thereof which may be entered into from time to time in compliance with this Agreement, where the absence of such agreement could reasonably be expected to have a material adverse affect on the ability of the Corporation to own, develop, construct, maintain or operate, or to exercise or enforce any of its rights, entitlements or benefits with respect to, all or any material part of the Project and without limitation of the foregoing shall be deemed to include any such agreement, or related series of agreements, contemplating payments by or to the Corporation in excess of an aggregate of $500,000 in any one fiscal year of the Corporation;

"**Project Costs**" means all budgeted costs expended or required to be expended whether before or after the Initial Closing Date in connection with attaining Completion, including without limitation amounts expended or required to be expended:

(a) for acquisition of the Lands;

(b) for the construction and testing of, or the purchase of equipment and materials in connection with, the Improvements;

(c) for interest and fees owing under the Debentures or hereunder up to Completion;

(d) for consultants' fees, legal fees, insurance, property taxes, development fees, Project administration, applicable permits and fees, operations personnel, automotive, building management, equipment and other amounts expended or required to be expended in respect of the construction and development of the Improvements;

"**Purchase**" means any purchase and sale by the Corporation to the Purchasers of Debentures pursuant to this Agreement;

"**Purchase Date**" means any date on which Debentures are issued and sold by the Corporation and purchase by the Purchasers in accordance with Article 3 of the Agreement;

"**Purchase Money Lien**" means:

(a) any Lien existing and assumed at the time of acquisition by the Corporation on any property acquired from third parties on arm's length terms after the date hereof;

(b) any Lien on any property (but not including any such property acquired on a "sale/lease back" transaction) acquired by the Corporation from third parties on arm's length terms after the date hereof to secure the whole or any part of the purchase price of such property or monies borrowed to pay such purchase price; or

(c) any extensions, renewals, replacements or substitutions of any Lien described in subparagraph **Error! Reference source not found.** or (b) above provided that the principal amount of the indebtedness secured thereby outstanding on the date of the extension, renewal, replacement or substitution is not increased to an amount greater than the amount outstanding on the date the Lien was first granted or assumed on the property;

(d) provided that any Lien referred to above is secured only by the property so acquired and not by any other assets and is discharged or caused to be discharged upon payment in full of the amount permitted to be secured under subparagraphs **Error! Reference source not found.** to **Error! Reference source not found.**, inclusive, above;

"**Purchase Request**" means a request in the form set out in the attached Schedule G made by the Corporation to the Purchasers to purchase Debentures pursuant to Article 3;

"**Purchaser**" means each of the parties specified as such in the execution pages of this Agreement and any other party who acquires the rights of a Purchaser pursuant to section 12.2 or 15.2 of this Agreement;

"**Purchaser's Purchase Commitment**" means the commitment amount shown opposite a Purchaser's name in Schedule B as adjusted from time to time by any assignments or transfers of its interest made by such Purchaser;

"**Purchasers' Counsel**" means MacPherson Leslie & Tyerman LLP or such other counsel as the Agent shall choose from time to time, together with all local counsel employed by such counsel;

"**Purchasers' Counsel Opinion**" means one or more opinion letters of Purchasers' Counsel to the Agent and the Purchasers with respect to such matters as the Agent or the Required Purchasers shall require;

"**Rateable Portion**" means, with respect to any Purchaser:

(a) in respect of any purchase and sale of Debentures to be made by a Purchaser on a Purchase Date or any payment to be made to a Purchaser under any Debenture, the ratio of such Purchaser's Purchase Commitment to the Total Purchase Commitment; and

(b) in each other case, the ratio of the Secured Obligations owing to such Purchaser to the aggregate of all Secured Obligations owing to all Purchasers;

"**Release**" includes discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, pour, emit, empty, throw, dump, place and exhaust;

"**Required Purchasers**" means:

(a) at any time prior to the issuance of any Debentures, Purchasers having an aggregate Purchaser's Purchase Commitments of not less than two-thirds of the Total Purchase Commitment; and

(b) at any time after the issuance of any Debentures, Purchasers holding an aggregate of not less than two-thirds of the aggregate amount of Debentures outstanding at such time;

"**Restricted Payment**" means any payment or declaration of payment by the Corporation to any Person:

(a) of any dividends or other distributions on any of its Capital Stock or other equity interests;

(b) on account of, or for the purpose of setting apart any property for a sinking or analogous fund or defeasance fund for, the purchase, redemption, retirement or other acquisition of any of its Capital Stock or other equity interests or any warrants, options or rights to acquire any such Capital Stock or other equity interests, or the making by the Corporation of any other distribution in respect of any of its Capital Stock or other equity interests;

(c) of any principal of or interest or premium on or of any amount in respect of any (A) Subordinated Contribution or (B) any sinking or analogous fund or defeasance fund for any indebtedness or liability of the Corporation ranking in right of payment subordinate to any indebtedness or liability of the Corporation under the Debenture Purchase Documents; or

(d) that is a shareholder of the Corporation or an Affiliate of a shareholder of the Corporation, except for payments made to the Purchasers on account of the Debentures or the Debenture Purchase Documents.

"**Secured Obligations**" means, collectively, all present and future obligations and liabilities which may from time to time become due to the Agent or the Purchasers by the Corporation under the Debentures or the Debenture Purchase Documents;

"**Security**" means the security documents described in Schedule C hereto and any other security now or hereafter held by the Agent for the Secured Obligations or any part thereof;

"**Security Trust and Acknowledgment Agreement**" means the security trust and acknowledgement agreement to be dated the date of the Initial Closing and made between the Issuer and Concentra Trust as security trustee in favour of and for the benefit of the Purchasers;

"**Security Trustee**" means Concentra Trust or such other Person whom the Required Purchasers designate as Security Trustee pursuant to the Security Trust and Acknowledgement Agreement;

"Senior Credit Agreement" means the offer to finance dated July 21, 2006 made between the Borrower and the Senior Lender, and upon its execution , the credit agreement to be made between the Borrower and the Senior Lender in furtherance thereof;

"**Senior Credit Facilities**" means, collectively, the Senior Term Loan to be made available to the Corporation by the Senior Lender pursuant to the Senior Credit Agreement and a operating loan facility in an amount not to exceed $10,000,000 (unless otherwise agreed to by the Required Purchasers) to be made available by the Senior Lender upon Completion;

"Senior Lender" means collectively, Conexus Credit Union. Farm Credit Canada and Concentra Financial Services Association;

"**Senior Term Loan**" means the $50,000,000 term loan credit facility to be made available to the Corporation by the Senior Lender pursuant to the Senior Credit Agreement;

"**Settlement Value**" means the amount, if any, that would be required to be paid by a Person to the other party to a Derivative Contract as a result of such Person being "out of the money" on a mark to market valuation of the Derivative Contract;

"**Shareholders Equity**" means, at any time, the sum of: (i) the stated capital of all of the outstanding shares of the Issue; (ii) the amount of any contributed surplus as set forth in the financial statements of the Corporation; (iii) the accumulated retained earnings of the Corporation; and (iv) accumulated exchange gains or losses arising from the translation of the financial statements for the Corporation at such time, in each case determined in accordance with GAAP;

"**Subordination Agreement**" means any agreement between the Agent, on behalf of the Purchasers, and the holder of Subordinated Contributions which are loans in form and content satisfactory to the Purchasers providing for the subordination of the Subordinated Contributions to the repayment of the Secured Obligations;

"**Subordinated Contributions**" means the aggregate of all amounts remaining to be repaid in connection with subordinated loans made by Persons who have entered into Subordination Agreements;

"**Tax**" includes all present and future taxes, rates, levies or assessments (ordinary or extraordinary), imposts, remittances, stamp taxes, royalties, duties, fees, dues, deductions, withholdings (whether payroll or otherwise), sales taxes or charges, added value charges, charges or taxes on capital or reserves, levied, assessed or imposed by any government or governmental authority, and any restrictions or conditions resulting in a tax and all penalty, interest and other payments on or in respect thereof;

"**Total Capitalization**" means, at any time, the sum of (i) Shareholders' Equity, plus (ii) Total Debt;

"**Total Purchase Commitment**" means, the aggregate of all Purchaser's Purchase Commitments, being on the date hereof, $40,000,000;

"**Total Debt**" means, at any time, all Debt for Borrowed Money and, if applicable, all obligations owing for the deferred payment of the purchase of property or in respect of sale and leaseback transactions, plus the principal component of Capitalized Lease Obligations, all calculated in accordance with GAAP;

Exhibit 1 – Form of Debenture

TERRA GRAIN FUELS INC.

10.5% SECURED DEBENTURE DUE[________________], 2011

No. [redacted] [______], 200[___]

Cdn.$[redacted]

FOR VALUE RECEIVED, the undersigned, TERRA GRAIN FUELS INC. (herein called the "Corporation"), a corporation organized and existing under the laws of Saskatchewan, hereby promises to pay to [redacted], or registered assigns, the principal sum of [redacted] DOLLARS (or so much thereof as shall not have been prepaid) on [redacted] with interest (a) on the unpaid balance thereof at the rate of 10.5% per annum (calculated on the basis of a 365-day year for the actual days elapsed and compounded annually not in advance) from the date hereof, payable quarterly, on January 1, April 1, July 1 and October 1 in each year, commencing on the [________________] 1, 200__ and continuing thereafter until the principal hereof shall have been paid in full, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of other amount that may become owing hereunder or under the Debenture Purchase Agreement, at a rate per annum from time to time equal 15.0% (calculated on the basis of a 365-day year for the actual days elapsed and compounded annually not in advance).

The Corporation shall, on the Principal Payment Commencement Date and on the first day of each of the following calendar quarters to and including first day of the calendar quarter immediately preceding the Maturity Date, make payments in an amount equal to $[________] on account of principal owing under this Debenture.

Payments of principal of, interest on and any Prepayment Premium with respect to this Debenture are to be made in lawful money of Canada to the holder of this Debenture as provided in the Debenture Purchase Agreement referred to below.

This Debenture is one of a series of Senior Debentures (herein called the "Debentures") issued pursuant to the Debenture Purchase Agreement, dated as of August 25, 2006 (as from time to time amended, the "Debenture Purchase Agreement"), between the Corporation and the Purchasers named therein and is entitled to the benefits thereof. Unless otherwise indicated, capitalized terms used in this Debenture shall have the respective meanings ascribed to such terms in the Debenture Purchase Agreement.

This Debenture and the payment and performance by the Corporation of its obligations under this Debenture is secured by and subject to the Security Trust Acknowledgement Agreement dated August 25 2006 made between the Corporation and the Security Trustee and all of the Security referred to therein.

This Debenture is a registered Debenture and, subject to and as provided in the Debenture Purchase Agreement, upon surrender of this Debenture for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder's attorney duly authorized in writing, a new Debenture for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Corporation may treat the person in whose name this Debenture is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Corporation will not be affected by any notice to the contrary.

The Corporation will make required prepayments of principal on the dates and in the amounts specified in the Debenture Purchase Agreement. This Debenture is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Debenture Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Debenture may be declared or otherwise become due and payable in the manner, at the price (including any applicable Prepayment Premium) and with the effect provided in the Debenture Purchase Agreement.

This Debenture shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the Province of Saskatchewan excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

TERRA GRAIN FUELS INC.

BY: ______________________________
Title: President and Chief Executive Officer

BY: ______________________________
Title: Chief Financial Officer

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Universal Energy Group Ltd.

Fiscal year end date used to calculate capitalization: N/A

Market value of listed or quoted securities:		
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	36,272,728 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$11.00 (ii)	
Market value of class or series	(i) x (ii) =	$399,000,008 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		N/A (B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		N/A (C)
(Repeat for each class or series of securities)		N/A (D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$399,000,008
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$14,700
New reporting issuer's reduced participation fee (if applicable) (See section 2.6 of the Rule)		
Participation Fee ($14,700) X Number of entire months remaining in the issuer's fiscal year (11) / 12 =		**$13,475**
Late Fee, if applicable (As determined under section 2.5 of the Rule)		N/A

FORM 51-102F4
Business Acquisition Report

Item 1 Identity of Company

1.1 Name and Address of Company

Universal Energy Group Ltd. (the "**Company**")
Suite 1700, 25 Sheppard Avenue West
Toronto, Ontario
M2N 6S6

1.2 Executive Officer

Stephen Plummer - Chief Financial Officer

Telephone: (416) 673-1160

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

The Company acquired (the "**Acquisition**") all of the issued and outstanding securities of Terra Grain Fuels Inc. ("**TGF**"). A detailed description of the nature of the business acquired by the Company is contained under the heading "Business of TGF" beginning on page 72 of the Company's long form initial public offering prospectus dated January 26, 2007 (the "**Prospectus**"), which section of the Prospectus is incorporated by reference in this Report.

Concurrent with the completion of the Acquisition, the Company also acquired all of the issued and outstanding securities of Universal Energy Corporation ("**UEC**"). For accounting purposes, the transactions are accounted for as an acquisition of TGF by UEC using the purchase method and as an acquisition of the Company by UEC using reverse take-over accounting.

2.2 Date of Acquisition

February 2, 2007

2.3 Consideration

The total consideration for the Acquisition was $37,825,002 in cash and 7,889,545 common shares of the Company issued at a deemed price of $11.00 per share. The cash portion of the consideration was financed using a portion of the proceeds of the Company's initial public offering of common shares.

2.4 Effect on Financial Position

The effect of the Acquisition on the Company's financial position is outlined in the Company's pro forma consolidated financial statements, which financial statements are incorporated by reference in this Report.

The Company does not presently have any plans or proposals for material changes in its business affairs or the affairs of TGF which may have a significant effect on the results of operations and financial position of the Company, including any proposal to liquidate TGF, to sell, lease or exchange all or a substantial part of TGF's assets, to amalgamate TGF with any other business organization or to make any material changes to the Company's or TGF's business, such as changes in corporate structure, management or personnel.

2.5 Prior Valuations

Not applicable.

2.6 Parties to Transaction

The Acquisition was between the Company and all of the securityholders of TGF, some of whom were "informed persons" (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations) of the Comapny. Specifically, each of Gary J. Drummond, Mark L. Silver, Tim J. LaFrance, Michael Silver and George Krieser (or companies controlled by them) sold all of the securities of TGF held by them to the Company in connection with the Acquisition. Each of the aforementioned individuals was a director and/or officer of the Company when the Acquisition was completed.

2.7 Date of Report

February 13, 2007

Item 3 Financial Statements

The following financial statements and other information required by Part 8 of National Instrument 51-102 are incorporated by reference in this Report and form a part hereof:

1. the unaudited pro forma consolidated balance sheet of the Company as at September 30, 2006 and the unaudited pro forma consolidated statement of operations of the Company for the year ended September 30, 2006 and the notes thereto set forth on pages F-9 to F-15, inclusive, of the Prospectus; and

2. the consolidated balance sheet of Terra Grain Fuels Holdings Inc. as at September 30, 2006 and the consolidated statements of earnings and retained earnings and cash flows of Terra Grain Fuels Holdings Inc. for the period from incorporation on April 25, 2006 to September 30, 2006, together with the auditors' report thereon and the notes thereto, set forth on pages F-33 to F-44, inclusive, of the Prospectus.

The auditors of the audited financial statements incorporated by reference in this Report and that form a part hereof have given their consent to incorporate by reference their audit report in this Report.

END